Form 20-F
period 2010-12-31
PRIME ACQUISITION CORP
filed 2011-07-12
CIK 1485922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ________ to ________

Commission file number 001-35105

Prime Acquisition Corp.
(Exact name of the Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011
People’s Republic of China
(Address of principal executive offices)

William Tsu-Cheng Yu
486 Walsh Road
Atherton, CA 94027
Telephone: 408-431-7286
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Ordinary Shares, $0.001 par value	NASDAQ Stock Market
Ordinary Shares Purchase Warrants	NASDAQ Stock Market
Units	NASDAQ Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On December 31, 2010, the issuer had 1,564,000 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☒ US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☒ No ☐

i

ii

iii

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	“Prime,” “we,” “us,” “our company,” or “our,” refers to Prime Acquisition Corp., a company with limited liability incorporated in the Cayman Islands;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau solely for the purpose of this report;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

•	ability to complete a combination with one or more target businesses;

•	success in retaining or recruiting, or changes required in, our officers or directors following our initial business combination;

•
officers and directors allocating their time to other businesses and conflicts of interest that might arise with our officers and directors with respect to the allocation of business opportunities and the consummation of any business combination;

•	expectations regarding the involvement of our management following our initial business combination;

•	delisting of our securities from the NASDAQ Capital Market or the ability to have our securities listed on the NASDAQ Capital Market following our initial acquisition transaction;

•
estimates regarding the operating expenses of our business before the consummation of our initial business combination and the beliefs that upon completion of the private placement of the placement warrants and this offering, we will have sufficient funds to operate for the next 18 months, or 24 months pursuant to the automatic period extension, assuming that our initial business combination is not consummated during that time;

•	potential inability to obtain additional financing to consummate our initial business combination;

•	limited pool of prospective target businesses;

•	ability and the ability of our officers and directors to generate a number of potential investment opportunities;

•	potential change in control if we acquire one or more target businesses for equity securities;

•	public securities’ limited liquidity and trading;

•	use of proceeds not in the trust account; or

•	financial performance following this offering.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

The information under the heading “Management” in exhibit 15.1 hereto is incorporated by reference herein.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	Selected financial data

The following selected consolidated financial data, other than selected operating data, have been derived from our audited consolidated financial statements as of December 31, 2010 and for the period from February 4, 2010 (inception) to December 31, 2010, which are included elsewhere in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” incorporated by reference elsewhere in this report. The selected consolidated financial information as of December 31, 2010 and for the period from February 4, 2010 (inception) to December 31, 2010 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

Balance Sheet Data	As of December 31, 2010
Working capital (deficiency)	$(329,935)
Total assets	379,284
Total liabilities	410,336
Value of ordinary shares which may be redeemed for cash ($10.02 per share)	-
Shareholders’ equity (deficit)	(31,052)

Selected statement of operation data:	For the period February 4, 2010 (Inception) to December 31, 2010
Operating expenses	$(61,673)
Formation costs	(5,317)
Total operating expenses	(66,990)
Net loss	(66,990)
Weighted average shares outstanding	1,425,686
Basic and diluted net loss per share	(0.05)

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

The information under the heading “Risk Factors” in exhibit 15.1 hereto is incorporated by reference herein.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are an exempted company organized on February 4, 2010 under the laws of the Cayman Islands. We are a blank check company formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses. Although our Amended and Restated Memorandum and Articles of Association do not limit us to a particular geographic region, we intend to focus on operating businesses with primary operations in the Greater China region, which includes Hong Kong, Macau and Taiwan. Our efforts to identify a prospective target business will not be limited to a particular industry. To date, our efforts have been limited to organizational activities.

On March 30, 2011, the initial public offering (“IPO”) of 3,600,000 units of Prime the Company was consummated. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. Prior to the consummation of the IPO, the Company completed a private placement of 2,185,067 warrants to the Company’s founding stockholders generating gross proceeds of $1,638,800. On May 10, 2011, the Company announced that the underwriters of its IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO). The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

The address of our principle executive offices is No. 322, Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and the address of our registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

B.	Business Overview

The information under the heading “Proposed Business” in exhibit 15.1 hereto is incorporated by reference herein.

C.	Organizational Structure

We are a newly formed exempted company organized under the laws of the Cayman Islands. We do not have any subsidiaries.

D.	Property, plant and equipment

The information under the heading “Proposed Business—Facilities” in exhibit 15.1 hereto is incorporated by reference herein.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Selected Financial Data” and the financial statements included elsewhere in this report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Risk Factors” of this report.

Overview

We are a newly formed exempted company organized under the laws of the Cayman Islands. We are a blank check company formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses. Although our Amended and Restated Memorandum and Articles of Association do not limit us to a particular geographic region, we intend to focus on operating businesses with primary operations in Greater China. Our efforts to identify a prospective target business will not be limited to a particular industry. To date, our efforts have been limited to organizational activities.

We are currently engaged in a search for a target business with which to complete an initial business combination, and intend to effect a business combination using the cash from the proceeds of this offering, our capital securities, debt or a combination of cash, capital securities and debt.

Results of Operations and Known Trends or Future Trends

We had a net loss of $66,990 for the period from February 4, 2010 (inception) to December 31, 2010 as a result of formation and operating costs. Formation and operating costs of $66,990 consisted of formation costs of $5,317, non-employee share-based compensation valued at $34,374, and other operating costs of $27,299. Additionally, deferred offering costs of $358,900 were incurred during this period. These costs consisted of professional fees of $322,705 and regulatory and filing fees of $36,195. We had no income during this period.

Immediately after this offering, we began paying monthly fees of $7,500 per month to Kaiyuan Real Estate Development and expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially following the completion of our initial public offering.

Liquidity and Capital Resources

On March 30, 2011, the initial public offering (“IPO”) of 3,600,000 units of the Company was consummated. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. Prior to the consummation of the IPO, the Company completed a private placement of 2,185,067 warrants to the Company’s founding stockholders generating gross proceeds of $1,638,800. On May 10, 2011, the Company announced that the underwriters of its IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO). The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

The net proceeds from the sale of our units, after deducting certain offering expenses of $2,199,488, including underwriting discounts of $1,826,488, were $35,969,063. $36,606,096 of the proceeds from the initial public offering and the private placement was placed in a trust account for our benefit. The trust account contains $1,022,833 of the underwriter’s compensation which will be paid to them only in the event of a business combination. Except for interest that is earned on the funds contained in the trust account that may be released to us to be used as working capital, we will not be able to access the amounts held in the trust until we consummate a business combination. The amounts held outside of the trust account are available to be used by us to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. From February 4, 2010 (the date of our inception) through December 31, 2010, we had operating expenses of $61,673 and deferred offering costs of $358,900. From January 1, 2011 through March 30, 2011 (the date on which we consummated our initial public offering), we had operating expenses of $63,621 and offering costs of $373,000, exclusive of the $1,826,488 in underwriting discounts. The net proceeds deposited into the trust fund remain on deposit in the trust account earning interest. Other than interest which we may use to fund working capital, the amounts held in the trust account may only be used by us upon the consummation of a business combination. As of December 31, 2010, we had no amount held in the trust account and as of June 30, 2011 there was $36,617,530 held in the trust account, which includes deferred underwriting fees of $1,022,833. Additionally, as of June 30, 2011, we have $150,055 outside the trust account to fund our working capital requirements

We will use substantially all of the net proceeds of the initial public offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination. To the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the target business.

Assuming the release of the interest we are entitled to receive from the trust account, we believe we will have sufficient available funds outside of the trust account to operate through September 30, 2012, assuming that a business combination is not consummated during that time. We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination that is presented to us. We would only consummate such a financing simultaneously with the consummation of a business combination.

Commencing on March 30, 2011, we began incurring a fee of $7,500 per month for office space. As discussed above, we plan on entering into a formal agreement relating to the lease of space in the near future.

It is also possible that we could use a portion of our working capital, including the funds not in the trust account, to make a deposit, down payment or fund a “no-shop” provision with respect to a particular proposed business combination. In the event we were ultimately required to forfeit such funds, we may not have a sufficient amount of working capital available to pay expenses related to finding a suitable business combination without securing additional financing. If we were unable to secure additional financing, we would most likely fail to consummate a business combination in the allotted time and would be forced to liquidate.

Off-balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of December 31, 2010, we did not have any off-balance sheet arrangements as defined in Item 5E of Form 20-F and did not have any commitments or contractual obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The information under the heading “Management” in exhibit 15.1 hereto is incorporated by reference herein.

B.	Compensation

The information under the headings “Management—Employment Agreements,” “Management— Executive Officers and Director Compensation” and “Proposed Business—Share Options” in exhibit 15.1 hereto is incorporated by reference herein.

C.	Board Practices

The information under the headings “Management—Board Committees” “Management—Code of Ethics” and “Management—Director Independence” is incorporated by reference herein.

D.	Employees

The information under the heading “Proposed Business—Employees” in exhibit 15.1 hereto is incorporated by reference herein.

E.	Share Ownership

See Item 7, below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of July 1, 2011:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options exercisable by a person within 60 days after the date of this report. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

Name and Address(1)	Number of Shares Beneficially Owned		Percentage of Ownership(2)
Yong Hui Li	310,502		6.3%
Diana Chia-Huei Liu	695,523	(3)	14.2%
William Tsu-Cheng Yu	695,523	(3)	14.2%
Hui-Kai Yan	—		—
Gary Chang	124,201	(4)	2.54%
Jason Wang	—		—
Dane Chauvel	—		—
All directors and executive officers as a group (5 individuals)	1,130,226		25.4%
The Shodan Company	695,523	(3)	14.2%
Polar Securities Inc.	350,000	(5)	7.1%
Fir Tree Value Master Fund, L.P.	360,000	(6)	7.3%
AQR Capital Management, LLC	512,908	(7)	10.5%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Kaiyuan Real Estate Development; No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province; 050011; China.

(2)
Based on 4,894,983 ordinary shares outstanding as of July 1, 2011. Does not include ordinary shares underlying our warrants which will not become exercisable within the next 60 days, and ordinary shares underlying the underwriters’ unit purchase option which will not become exercisable within the next 60 days.

(3)
Consists of (i) 372,603 ordinary shares held by Diana Liu, (ii) 161,460 ordinary shares held by William Yu, and (iii) 161,460 ordinary shares held by The Shodan Company. The Shodan Company is equally owned by William Yu, Conrad Yu and Byron Yu. William Yu is the general partner of The Shodan Company. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu. The business address of the Shodan Company is Ste. 331, 4957 Lakemont Blvd. SE C-4; Bellevue, WA 98006.

(4)
Consists of 124,201 ordinary shares held by Puway Limited; P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Gary Chang and Alice Chang, Gary Chang’s wife, are the sole owners and directors of Puway Limited and, as such, are the beneficial owners of the securities owned by Puway Limited.

(5)
Based on a Schedule 13G filed on April 1, 2011 by Polar Securities Inc. and North Pole Capital Master Fund.  The address of the business office of each of the foregoing reporting persons is 372 Bay Street, 21st floor, Toronto, Ontario M5H 2W9, Canada.

(6)
Based on a Schedule 13G filed on April 4, 2011 by Fir Tree, Inc. and Fir Tree Value Master Fund, L.P. Fir Tree, Inc. is the investment manager of Fir Tree Value Master Fund, L.P., and has been granted investment discretion over portfolio investments, including the ordinary shares, held by Fir Tree Value Master Fund, L. P. The address of the business office of Fir Tree, Inc. is 505 Fifth Avenue, 23rd Floor, New York, New York 10017. The address of the business office of Fir Tree Value Master Fund, L.P. is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, Camana Bay, Box 31106, Grand Cayman KY1-1205, Cayman Islands10017.

(7)
Based on a Schedule 13G filed on April 4, 2011 by AQR Capital Management, LLC.  AQR Capital Management, LLC serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company, which holds 8.79% of the total listed above.  The address of the business office of each of the foregoing reporting persons is Two Greenwich Plaza, 3rd floor, Greenwich, CT 06830.

As of July 1, 2011, 17.8% of our outstanding ordinary shares are held by 2 record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

The information under the heading “Certain Transactions” in exhibit 15.1 hereto is incorporated by reference herein.

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18.

B.	Significant Changes

None

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The following tables set forth, for the periods indicated and through July 1, 2011, the high and low sale prices for Prime’s shares, warrants and units, respectively, as reported on the NASDAQ Stock Market. (See Item 9C for the dates that the securities were traded on each market).

	Units		Shares		Warrants
	High	Low	High	Low	High	Low
Fiscal Quarterly Highs and Lows
2011
First Quarter (from March 24)	$10.10	$9.99	N/A	N/A	N/A	N/A
Second Quarter	10.10	9.85	$9.90	$9.44	$1.00	$0.36

Monthly Highs and Lows
March 2011 (from March 24)	$10.10	$9.99	N/A	N/A	N/A	N/A
April 2011	10.10	10.00	N/A	N/A	N/A	N/A
May 2011	10.10	9.85	$9.90	$9.55	$1.00	$0.36
June 2011	10.10	9.94	9.50	9.44	0.99	0.50

B.	Plan of Distribution

Not Required.

C.	Markets

Our units are listed on the Nasdaq Stock Market under the symbol “PACQU” since March 24, 2011, and our shares and warrants commenced separate trading on the NASDAQ Stock Market on May 25, 2011 under the symbols “PACQ” and PACQW, respectively.

D.	Selling Shareholders

Not Required.

E.	Dilution

Not Required.

F.	Expenses of the Issue

Not Required.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Required.

B.	Memorandum and Articles of Association

The information under the heading “Proposed Business—Amended and Restated Memorandum and Articles of Association” in exhibit 15.1 hereto is incorporated by reference herein.

C.	Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Annual Report on Form 20-F or in the information incorporated by reference herein.

D.	Exchange controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

The information under the heading “Taxation” in exhibit 15.1 hereto is incorporated by reference herein.

F.	Dividends and paying agents

Not required.

G.	Statement by experts

Not required.

H.	Documents on display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at No. 322, Zhongshan East Road, Shijiazhuang, Hebei Province, 050011 People’s Republic of China.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” in exhibit 15.1 hereto is incorporated by reference herein.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Use of Proceeds

On March 30, 2011, the initial public offering (“IPO”) of 3,600,000 units of Prime the Company was consummated. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. Prior to the consummation of the IPO, the Company completed a private placement of 2,185,067 warrants to the Company’s founding stockholders generating gross proceeds of $1,638,800. On May 10, 2011, the Company announced that the underwriters of its IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO).  The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

Chardan Capital Markets, LLC acted as lead underwriter. The securities sold in our initial public offering were registered under the Securities Act of 1933 on a registration statement on Form F-1 (No. 333-171777). The Securities and Exchange Commission declared the registration statement effective on March 24, 2011.

We incurred a total of $1,826,488 in underwriting discounts and commissions, of which $1,022,833 has been placed in the trust account. Such portion of the underwriter’s compensation will only be paid to the underwriters in the event that we consummate a business combination. The total expenses in connection with the sale of our warrants in the private placement and the initial public offering were $2,199,488. No expenses of the offering were paid to any of our directors or officers or any of their respective affiliates. We did, however, repay Diana Liu and William Yu for interest free loans they made to us prior to the consummation of the private placement and the initial public offering. The aggregate amount of principal on such loans that we repaid was $150,000. All the funds held in the trust account have been invested in U.S. “government securities” (as such term is defined in the Investment Company Act).

The amounts held in the trust account may only be used by us upon the consummation of a business combination, except that we may use the interest earned on the trust account to fund our working capital prior to a business combination. As of June 30, 2011, there was approximately $36,617,530 held in the trust account, which includes deferred underwriting fees of $1,022,833.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

During the most recently completed fiscal year, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Company’s Board of Directors has determined that Mr. Jason Wang and Mr. Dane Chauvel are audit committee financial experts, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, offices and employees. In addition, it has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board structure, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Crowe Horwath LLP, our independent registered public accounting firm, for the period indicated.

2010

Audit fees	$45,000
Audit related fees	10,000
Tax fees	-
All Other Fees	-
Total fees	$55,000

In the above table, in accordance with the SEC’s definitions and rules, “audit fees” are fees for professional services for the audit and review of our annual financial statements, as well as the audit and review of our financial statements included in our registration statements filed under the Securities Act and issuance of consents and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements except those not required by statute or regulation; “audit-related fees” are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements, including attestation services that are not required by statute or regulation, due diligence and services related to acquisitions; “tax fees” are fees for tax compliance, tax advice and tax planning; and “all other fees” are fees for any services not included in the first three categories.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in the Company's corporate governance practices from those of U.S. domestic companies under the listing standards of the NASDAQ.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements included in exhibit 15.2 are incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association*
2.1	Specimen Unit Certificate*
2.2	Specimen Ordinary Share Certificate*
2.3	Specimen Public Redeemable Warrant Certificate*
2.4	Specimen Founder Warrant Certificate*
2.5	Specimen Placement Warrant Certificate*
2.6	Form of Warrant Agreement*
2.7	Form of Unit Purchase Option*
4.1	Form of Underwriting Agreement*
4.2	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders*
4.3	Promissory Note dated March 25, 2010 by the Registrant to Diana Chia-Huei Liu*
4.4	Promissory Note dated March 25, 2010 by the Registrant to William Tsu-Cheng Yu*
4.5	Promissory Note dated November 10, 2010 by the Registrant to Diana Chia-Huei Liu*
4.6	Promissory Note dated November 10, 2010 by the Registrant to William Tsu-Cheng Yu*
4.7	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant*
4.8	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founders*
4.9	Form of Services Agreement between the Registrant and Kaiyuan Real Estate Development*
4.10	Form of Registration Rights Agreement among the Registrant and the Founders*
4.11	Form of Placement Warrant Purchase Agreement between the Registrant and Prime Acquisition Corp. Limited*
4.12	Promissory Note, dated as of February 10, 2010, issued to Diana Liu*
4.13	Promissory Note, dated as of February 10, 2010, issued to William Yu*
4.14	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Amy Lau*
4.15	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Carolyne Yu*
4.16	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dane Chauvel*
4.17	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dave Sagar*
4.18	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Elizabeth Pulchny*
4.19	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and John Chase*
4.20	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Lance Wei*
4.21	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Rebecca Poon*
4.22	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Dane Chauvel*
4.23	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Jason Wang*
4.24	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and HuiKai Yan*
4.25	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to Diana Liu*
4.26	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to William Yu*

4.27	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to Diana Liu*
4.28	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to William Yu*
11.1	Code of Ethics*
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Prospectus filed on March 28, 2011, pursuant to Rule 424 in connection with the Registrant’s initial public offering.
15.2	Financial Statements filed on April 5, 2011 as an exhibit to a Form 6-K.

*	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-171777).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.

July 12, 2011	By:	/s/ Diana Chia-Huei Liu
	Name:	Diana Chia-Huei Liu
	Title:	Chief Executive Officer

FINANCIAL STATEMENTS

The information in exhibit 15.2 hereto is incorporated by reference herein.

F-1