Form 20-F
period 2011-12-31
PRIME ACQUISITION CORP
filed 2012-04-30
CIK 1485922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

William Tsu-Cheng Yu
15F, 300 Chang Chun Road
Taipei, Taiwan 104-87
Telephone: 408-431-7286
Fax No.: 650-618-2552

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

On December 31, 2011, the issuer had 4,894,983 ordinary shares outstanding.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☒  No  ☐

2

	E. Dilution	70

	F. Expenses of the Issue	70

ITEM 10.	ADDITIONAL INFORMATION	70

	A. Share Capital	70

	B. Memorandum and Articles of Association	70

	C. Material Contracts	73

	D. Exchange Controls	73

	E. Taxation	73

	F. Dividends and Paying Agents	85

	G. Statement by Experts	85

	H. Documents on Display	85

	I. Subsidiary Information	85

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	85

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	86

PART II		86

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	86

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	86

	A. Use of Proceeds	86

ITEM 15.	CONTROLS AND PROCEDURES	86

ITEM 16.	[RESERVED]	88

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.	88

ITEM 16B.	CODE OF ETHICS.	88

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.	88

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.	88

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.	88

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.	89

ITEM 16G.	CORPORATE GOVERNANCE.	89

ITEM 16H.	MINE SAFETY DISCLOSURE.	89

PART III		90

ITEM 17.	FINANCIAL STATEMENTS	90

ITEM 18.	FINANCIAL STATEMENTS	90

ITEM 19.	EXHIBITS	90

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	“Prime,” “we,” “us,” “our company,” or “our,” refers to Prime Acquisition Corp., a company with limited liability incorporated in the Cayman Islands;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau solely for the purpose of this report;

•	“IPO” or “initial public offering” refer to the Company’s initial public offering pursuant to its prospectus, dated March 24, 2011, which was consummated on March 30, 2011;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

•	ability to complete a combination with one or more target businesses;

•	success in retaining or recruiting, or changes required in, our officers or directors following our initial business combination;

•	officers and directors allocating their time to other businesses and conflicts of interest that might arise with our officers and directors with respect to the allocation of business opportunities and the consummation of any business combination;

•	expectations regarding the involvement of our management following our initial business combination;

•	delisting of our securities from the NASDAQ Capital Market or the ability to have our securities listed on the NASDAQ Capital Market following our initial acquisition transaction;

•	estimates regarding the operating expenses of our business before the consummation of our initial business combination and the beliefs that upon completion of the private placement of the placement warrants and our IPO, we will have sufficient funds to operate until September 30, 2012, or March 30, 2013 pursuant to the automatic period extension, assuming that our initial business combination is not consummated during that time;

•	potential inability to obtain additional financing to consummate our initial business combination;

•	limited pool of prospective target businesses;

•	ability and the ability of our officers and directors to generate a number of potential investment opportunities;

•	potential change in control if we acquire one or more target businesses for equity securities;

•	public securities’ limited liquidity and trading;

•	use of proceeds not in the trust account; or

•	financial performance following our IPO.

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

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data, other than selected operating data, have been derived from our audited consolidated financial statements as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and the period from February 4, 2010 (inception) to December 31, 2010, which are included elsewhere in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected consolidated financial information as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and the period from February 4, 2010 (inception) to December 31, 2010 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

	As of December 31,
Balance Sheet Data	2011	2010
Working capital (deficiency)	$35,542,242	$(31,052)
Total assets	36,729,084	379,284
Total liabilities	1,186,842	410,336
Value of ordinary shares which may be redeemed for cash ($10.02 per share)	30,380,329	—
Shareholders’ equity (deficit)	5,161,913	(31,052)

Selected statement of operation data:	For the year ended December 31, 2011	For the period February 4, 2010 (Inception) to December 31, 2010
Operating expenses	$(479,050)	$(61,673)
Formation costs	-	(5,317)
Total operating expenses	(479,050)	(66,990)
Net loss	(458,131)	(66,990)
Weighted average shares outstanding	4,058,986	1,425,686
Basic and diluted net loss per share	(0.11)	(0.05)

B. Capitalization and Indebtedness

Not required.

C. Reasons for the Offer and Use of Proceeds

Not required.

D. Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this report, before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks associated with our business

We may not be able to consummate a business combination within the required time frame, in which case we would automatically dissolve and liquidate our assets, and you may not be able to recover your full investment.

Pursuant to our Amended and Restated Memorandum and Articles of Association, we must enter into a letter of intent or definitive agreement to complete a business combination with a fair market value of at least 80% of the balance of the trust account at the time of the business combination (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable) by September 30, 2012 (or March 30, 2013 pursuant to the automatic period extension). If we fail to consummate a business combination within the required time frame, we will, in accordance with our Amended and Restated Memorandum and Articles of Association, automatically dissolve, liquidate and wind up. The foregoing requirements are set forth in Article 156 of our Amended and Restated Memorandum and Articles of Association and may not be eliminated without the vote of our board of directors and the vote of at least 80% of the voting power of our outstanding ordinary shares. We may not be able to find suitable target businesses within the required time frame. In addition, our negotiating position and our ability to conduct adequate due diligence on any potential target may be reduced as we approach the deadline for the consummation of our initial business combination. We do not have any specific business combination under consideration, and neither we, nor any representative acting on our behalf, has had any contacts with any target businesses regarding a business combination, nor taken any direct or indirect actions to locate or search for a target business. Although $10.02 per share is initially placed in trust, we may incur liabilities which are satisfied from the funds held in trust. If so, you will not be able to recover your full investment.

You will not have any rights or interest in funds from the trust account, except under certain limited circumstances, and therefore may not have access to such funds until March 30, 2013.

Our public shareholders will be entitled to receive funds from the trust account only in the event of our liquidation or if they seek to redeem their respective ordinary shares for cash in connection with a business combination that is consummated by us. In no other circumstances will a shareholder have any right or interest of any kind in the trust account. Therefore, you may not be able to obtain access to such funds until March 30, 2013.

Unlike other blank check companies, we are permitted, pursuant to our Amended and Restated Memorandum and Articles of Association, to extend the date before which we must consummate an initial business combination to March 30, 2013. As a result, your funds may be held in the trust account for up to two years.

Unlike other blank check companies, if we have entered into a letter of intent, agreement in principle or definitive agreement by September 30, 2012 the date before which we must consummate our initial business combination, to avoid being required to liquidate, will be automatically extended to March 30, 2013. We believe that an extension could be necessary due to the circumstances involved in the evaluation and closing of a business combination in Greater China, including preparing audited financial statements in accordance with applicable accounting standards, the possible need for restructuring and reorganizing corporate entities and assets (particularly with respect to state-owned enterprises) and the requirements of complex local regulatory filings and approvals. If the period is extended, we will have an additional 6 months beyond the more usual 18-month period with which to complete our initial business combination. As a result we may be able to hold your funds in the trust account for up to two years and thus delay the receipt by you of your funds from the trust account.

Under Cayman Islands law, the requirements and restrictions relating to our IPO contained in our Amended and Restated Memorandum and Articles of Association may be amended, which could reduce or eliminate the protection afforded to our shareholders by such requirements and restrictions.

Our Amended and Restated Memorandum and Articles of Association set forth certain requirements and restrictions relating to our IPO that apply to us until the consummation of our initial business combination. Specifically, our Amended and Restated Memorandum and Articles of Association provide, among other things, that:

•	if we have entered into a letter of intent, agreement in principle or definitive agreement with respect to a business combination by September 30, 2012, the period of time to consummate a business combination will be automatically extended by an additional 6 months;
•	we may consummate our initial business combination only if public shareholders owning less than 83% of the ordinary shares sold in our IPO, exercise their redemption rights;
•	if our initial business combination is consummated, shareholders who exercised their redemption rights will receive their pro rata share of the trust account;
•	if we have not completed an initial business combination by September 30, 2012 (or March 30, 2013 pursuant to the automatic period extension), our corporate existence will cease except for the purposes of winding up our affairs and liquidating and we will distribute to all of our public shareholders their pro rata share of the trust account. This has the same effect as if our board of directors and shareholders had formally voted to approve our voluntary winding up and dissolution. As a result, no vote would be required from our shareholders to commence such a voluntary winding up and dissolution;
•	our management will take all actions necessary to liquidate our trust account to our public shareholders as part of our plan of dissolution if a business combination is not consummated within the time periods specified in our Amended and Restated Memorandum and Articles of Association;
•	our shareholders’ rights to receive a portion of the trust account are limited such that they may only receive a portion of the trust account upon liquidation of our trust account to our public shareholders as part of our plan of distribution or upon the exercise of their redemption rights;
•	we may not consummate any other merger, capital stock exchange, stock purchase, asset acquisition or similar transaction or control through contractual arrangements other than a business combination that meets the conditions specified in our Amended and Restated Memorandum and Articles of Association, including the requirement that our initial business combination be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions and taxes payable) at the time of such business combination;
•	prior to our initial business combination, we may not issue any units, ordinary shares, warrants or any options or other securities convertible into or exchangeable for ordinary shares, or any preferred shares, that participate in any manner in the proceeds of the trust account, or that vote as a class with the ordinary shares sold in our IPO on a business combination;
•	the board of directors shall review and approve all payments made to our founders, officers, directors, and their respective affiliates, other than the payment of an aggregate of $7,500 per month to Kaiyuan Real Estate Development for office space, administrative services and secretarial support, with any interested director abstaining from such review and approval;
•	we may not to enter into any transaction with any of our officers, directors or any of our or their respective affiliates without the prior approval by a majority of our disinterested directors, who had access, at our expense, to our attorneys or independent legal counsel, and unless our disinterested directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties; and
•	we may not (i) consummate a business combination with a target business that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with our founders or our directors, or officers, or (ii) consummate a business combination with any underwriter in our initial public offering, or underwriting selling group member, or any of their affiliates, unless we obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the Financial Industry Regulatory Authority, or FINRA, that a business combination with such target business is fair to our shareholders from a financial point of view.

Pursuant to our Amended and Restated Memorandum and Articles of Association, the foregoing provisions may be amended by at least 80% of the voting power of our outstanding ordinary shares. In addition, the relevant portions of the agreement governing the trust account can only be amended with the consent of 80% of the voting power of public shares. Except for the shares issued immediately prior to our IPO and the shares underlying the units issued in connection with our IPO, we will not issue securities with voting rights to vote on any proposals to amend our Amended and Restated Memorandum and Articles of Association prior to a business combination. If any of these provisions are amended, our shareholders:

•	may not have all of the rights they previously had;
•	might not receive the amount anticipated in connection with a redemption or liquidation; and
•	might not receive amounts from the trust account in the time frames specified in our Amended and Restated Memorandum and Articles of Association.

In addition, our Amended and Restated Memorandum and Articles of Association provide shareholders with redemption rights only in connection with a business combination. In the event that a vote is called to consider other amendments to our Amended and Restated Memorandum and Articles of Association there can be no assurance that redemption rights will be granted.

As a foreign private issuer, we are exempt from certain rules that are applicable to U.S. companies, and while we have agreed with the underwriters in our IPO to comply with certain of these requirements, such agreement can be waived without your consent and you may receive less information about us and our operations than you would receive if such agreements were not waived or we were a U.S. company.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from certain of the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Therefore you may receive less information about us than you would receive if we were a U.S. company.

We have agreed with the underwriters in our IPO that, for the period commencing with the date of our IPO and ending on the consummation of our initial business combination, we will:

•	in the event we hold a shareholder vote in connection with a business combination, comply with all the procedural and disclosure requirements in the United States federal securities laws applicable to domestic issuers registered under the Exchange Act with respect to the furnishing and content of our proxy statement in connection with the shareholder vote for the proposed business combination;
•	comply with the rules and regulations under the Exchange Act prescribing the requirements and filing deadlines for annual reports on Form 20-F and current reports on Form 6-K complying with those rules and regulations; and
•	furnish to American shareholders an English language version of our annual financial statements and all other materials regularly provided to other shareholders, and publish, at least semi-annually, an English language version of our interim financial statements filed with the SEC.

However, the agreement to provide such information to our shareholders may be waived, in whole or in part, by the representative of the underwriters in our IPO. The representative may have a conflict of interest in granting a waiver if such requirements prevent or delay a business combination from occurring because a substantial portion of the underwriter’s discount from the IPO is deferred until, and subject to, the closing of a business combination.

If third parties bring claims against us, the proceeds held in the trust account may be reduced and the per share liquidation price received by you will be less than $10.02 per share.

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all prospective target businesses we enter into agreements with and all vendors and service providers that we contract to provide services to us, which we collectively refer to as the contracted parties, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders. There is no guarantee that we will be able to get waivers from the contracted parties and there is no guarantee that even if the contracted parties executed such agreements with us that such waivers will be enforceable by operation of law or that the contracted parties would be prevented from bringing claims against the trust account. In the event that a potential contracted party were to refuse to execute such a waiver, we will execute an agreement with that person only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another person willing to execute such a waiver. Accordingly, the proceeds held in the trust account may be subject to claims which would take priority over the claims of our public shareholders and, as a result, the per share liquidation price could be less than $10.02 per share due to claims of such creditors. If we are unable to complete a business combination and are forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties. Under these circumstances, our board of directors would have a fiduciary obligation to our shareholders to bring a claim against our founders to enforce their indemnification obligations.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to claims of third parties with priority over the claims of our public shareholders. To the extent bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts due them.

Unlike other blank check companies, we allow up to 83% of our public shareholders to exercise their redemption rights. This higher threshold will make it easier for us to consummate a business combination with which you may not agree and could result in more money from the trust account being used to pay for redemptions than in other blank check companies, and very little money remaining in trust for the post-transaction company.

When we seek to consummate our initial business combination, we will offer each shareholder the right to have his, her or its ordinary shares converted to cash if the initial business combination is consummated. Our founders have agreed not to redeem any ordinary shares held by them. We will consummate the initial business combination only if public shareholders owning 83% or more of the shares sold in this offering do not exercise their redemption rights. However, regardless of the requirements of our amended and restated memorandum and articles of association a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have at the time of closing. In the past, many blank check companies have had redemption thresholds of between 20% and 40%, which makes it more difficult for such companies to consummate their initial business combination. Thus, because we permit a larger number of shareholders to exercise their redemption rights, it will be easier for us to consummate an initial business combination with a target business in the face of strong shareholder dissent. Depending on the number of shares that are redeemed in connection with our initial business combination, we may have very little money in our trust account with which to consummate our initial business combination, which may result in our having to obtain additional financing to consummate our initial business combination, result in less money being available for use as working capital post business combination, or result in our failure to consummate an initial business combination.

Since the underwriters of our IPO are entitled to receive the full deferred underwriting discount of 2.8% of the gross proceeds of our IPO upon the consummation of our initial business combination regardless of the number of ordinary shares that are redeemed, we may be unable to consummate a business combination and public shareholders may have to wait until our liquidation to receive a pro rata share of the trust account.

The underwriters are entitled to receive the full deferred underwriting discount of 2.8% of the gross proceeds of our IPO, or $1,022,833, upon consummation of our initial business combination, regardless of the number of ordinary shares that are redeemed. In our IPO, the underwriters did not agree to prorate the deferred underwriting discount because a majority of the total underwriting discount was deferred and the overall discount was relatively low for a public offering by a blank check company. If we do not have the funds to pay the deferred underwriting discount due to a potential target making it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have at the time of closing and the number of our shareholders electing to exercise their redemption rights, we will not be able to consummate a business combination. As a result, public shareholders may have to wait until September 30, 2012 (or March 30, 2013 pursuant to the automatic period extension) in order to be able to receive a pro rata portion of the trust account in connection with our dissolution and liquidation.

Even though we have a redemption threshold of 83%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.

A potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the number of shareholders who can redeem their shares in connection with such business combination or requiring us to obtain an alternative source of funding. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate a business combination below such minimum amount and we are not able to locate an alternative source of funding, we will not be able to consummate such business combination and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to remain shareholders of our company and wait until September 30, 2012 (or March 30, 2013 pursuant to the automatic period extension) in order to be able to receive a pro rata portion of the trust account in connection with our dissolution and liquidation, or attempt to sell their shares in the open market prior to such time, in which case they may receive less than a pro rata share of the trust account for their shares. Furthermore, in the event that public shareholders must wait until our liquidation they may not receive a full pro rata portion of the trust account to the extent that third party creditors have a claim to such funds. See. “Proposed Business —  Effecting a Business Combination — Automatic dissolution and liquidation if no business combination.”

Because the underwriters of our IPO are entitled to receive the full deferred underwriting discount of 2.8% of the gross proceeds of our IPO upon consummation of our initial business combination regardless of the number of ordinary shares that are redeemed, the ordinary shares that are not redeemed will have a lower value than the amount of cash per redeeming share, since the redemption amount is not discounted for the deferred underwriting discount.

At the time we complete our initial business combination, there will be released to the underwriters of our IPO from the trust account deferred underwriting discounts and commissions that are equal to 2.8% of the gross proceeds of our IPO, or $1,022,833. The underwriters of our IPO are entitled to receive the full deferred underwriting discount regardless of the number of shares that are redeemed. In connection with our initial business combination, our shares may be redeemed for a pro rata portion of the trust account (initially approximately $10.02 per share, which includes $0.28 per share attributable to deferred underwriting discounts and commissions), including accrued but undistributed interest, net of (i) taxes payable, and (ii) interest income earned on the trust account previously released to us to fund our working capital and general corporate requirements. Therefore, the value of the ordinary shares that are not redeemed will be lower than the value of the ordinary shares that are redeemed since the redemption amount per share is not discounted for the deferred underwriting discount.

Our redemption threshold of 83% may reduce the liquidity of our securities in the open market.

Since we have a redemption threshold of 83%, a high number of public shares may be redeemed in connection with our initial business combination, which would result in significantly fewer public shares issued and outstanding, and which would in turn significantly reduce the liquidity of our securities, including our public shares that are not redeemed.

At the time of a business combination public shareholders will be entitled to redeem up to 83% of the public shares, as a result of which our public shareholders will have limited information regarding the combined company’s capital structure prior to the business combination.

Depending on the number of shareholders who choose to exercise their redemption rights in connection with our initial business combination, pursuant to our amended and restated memorandum and articles of association, we could be required to redeem for cash up to 83% of the ordinary shares sold in our IPO, or 3,031,969 ordinary shares at an initial per share redemption price of approximately $10.02 per share for approximately $30,380,329 in the aggregate. However, regardless of the requirements of our amended and restated memorandum and articles of association a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have at the time of closing.

In the proxy materials and/or tender offer materials we will prepare in connection with the business combination, we will only provide pro forma financial information assuming no redemption and full redemptions (or the maximum permitted by the target) by public shareholders in order to provide our shareholders with the range of possible capital structures for the combined company. Given the relatively high redemption threshold the difference in capital structure assuming no redemptions and full redemptions will be significant. Furthermore, we will not be able to provide shareholders with any assurance of where, within the possible range disclosed, the combined company will fall following consummation of a business combination. As a result, our public shareholders will have limited information regarding the combined company’s capital structure at the time of the business combination.

The ability of our shareholders to exercise their redemption rights may not allow us to effectuate the most desirable business combination or optimize our capital structure.

We will offer each shareholder the right to have his, her or its ordinary shares redeemed for cash in connection with our initial business combination, as long as our initial business combination is consummated. Unlike other blank check companies, shareholders will not be required to vote in connection with our initial business combination to redeem his, her or its ordinary shares for cash. Such holder must exercise his, her or its redemption rights to receive a pro rata portion of the trust account. Accordingly, if our initial business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many shareholders may exercise such redemption rights, we may either need to reserve part of the trust account for possible payment upon such redemption, or we may need to arrange third-party financing to help fund the acquisition of our initial business combination in case a larger percentage of shareholders exercise their redemption rights than we expect. Because we have no specific business combination under consideration, we have not taken any steps to secure third-party financing. Therefore, we may not be able to consummate an initial business combination that requires us to use all of the funds held in the trust account as part of the purchase price unless we obtain third-party financing, and if such financing involves debt, our leverage ratio may not be optimal for our initial business combination. This may limit our ability to effectuate the most attractive business combination available to us.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulty protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are a company incorporated under the laws of the Cayman Islands, and certain of our assets may in the future be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States in a way that will permit a U.S. court to have jurisdiction over us.

We are incorporated as a Cayman Islands exempted company. A Cayman Islands exempted company:

•	is a company that conducts its business outside the Cayman Islands;
•	is exempted from certain requirements of the Cayman Companies Law, including the
•	filing of an annual return of its shareholders with the Registrar of Companies;
•	does not have to make its register of shareholders open to inspection; and
•	may obtain an undertaking against the imposition of any future taxation.

Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Law of the Cayman Islands, as the same may be supplemented or amended from time to time, which we refer to herein as the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States. We have been advised by Conyers Dill & Pearman, our counsel as to Cayman Islands law, that (i) they are unaware of any proceedings that have been brought in the Cayman Islands to enforce judgments of the courts in the United States or to impose liabilities based on the civil liability provisions of the securities laws of the United States or any state in the United States; (ii) a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation; and (iii) because it is uncertain whether a Cayman Islands court would determine that a judgment of a United States court based on the civil liability provisions of the securities laws of the United States or any state in the United States is in the nature of a penalty, it is uncertain whether such a liability judgment would be enforceable in the Cayman Islands. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

Because some of our directors and officers reside, and all of the trust fund assets are held, outside of the United States, it may be difficult for you to enforce your rights against them or to enforce U.S. court judgments against them outside the United States.

Some of our directors and officers reside outside of the United States and, after the consummation of our initial business combination, substantially all of our assets are located outside of the United States. We believe that certain countries in Greater China (such as the PRC) do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. As a result, it may be necessary to comply with local law in order to obtain an enforceable judgment against certain directors and officers and certain assets. It may therefore be difficult for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers outside of the United States or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and officers under U.S. federal securities laws. Further, it is unclear if extradition treaties now in effect between the United States and certain Asian countries (such as the PRC) would permit effective enforcement of criminal penalties of the U.S. federal securities laws.

Since we have not yet selected a particular industry or any target business with which to complete a business combination, you are unable to currently ascertain the merits or risks of the industry or business in which we may ultimately operate.

We intend to consummate a business combination with a company in Greater China in any industry we choose that we believe will provide significant opportunities for growth. We are not limited to any particular industry or type of business. Because we have not yet identified or approached any specific target business with respect to a business combination, there is no current basis for you to evaluate the possible merits or risks of the particular industry in which we may ultimately operate or the target business or businesses with which we may ultimately enter a business combination. Although we will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risks present in that target business. Even if we properly assess those risks, some of them may be outside of our control or ability to affect. We also cannot assure you that an investment in our securities will not ultimately prove to be less favorable to investors than a direct investment, if an opportunity were available, in a target business.

Your only opportunity to evaluate and affect the investment decision regarding a potential business combination may be limited to exercising your redemption rights in connection with our initial business combination.

You are relying on the ability of our officers and directors, with the assistance of employees, advisors and consultants, to choose a suitable business combination. At the time of your investment in us, you have not been provided with an opportunity to evaluate the specific merits or risks of any potential target businesses, and we do not intend on holding a shareholder vote to approve our initial business combination. Accordingly, your only opportunity to evaluate and affect the investment decision regarding a potential business combination may be limited to exercising your redemption rights in connection with our initial business combination.

Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate an attractive business combination.

Identifying, executing and realizing attractive returns on business combinations is highly competitive and involves a high degree of uncertainty. We expect to encounter competition for potential target businesses from other entities having a business objective similar to ours. Some of these competitors may be well established and have extensive experience in identifying and consummating business combinations directly or through affiliates. Some of these competitors may possess greater technical, human and other resources than we do, and our financial resources are relatively limited when contrasted with those of our competitors. Furthermore, over the past several years, other “blank check” companies have been formed, and a number of such companies have grown in size. Additional blank check companies with similar investment objectives as ours may be formed in the future by other unrelated parties and these companies may have substantially more capital and may have access to and utilize additional financing on more attractive terms. While we believe that there are numerous potential target businesses with which we could combine using the net proceeds from our IPO and the placement warrants, together with additional financing, if available, our ability to compete in combining with certain sizeable target businesses is limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing a business combination with certain target businesses. In addition:

•	the redemption of ordinary shares held by our shareholders into cash may reduce the resources available to us to fund our initial business combination; and
•	the requirement to acquire an operating business or businesses, or a portion of such business or businesses, that have a fair market value, individually or collectively, of at least equal to 80% of the balance in the trust account (less the deferred underwriting discounts and commissions and taxes payable) at the time of the initial business combination (i) could require us to acquire several or closely related operating businesses at the same time, all of which acquisitions would be contingent on the closings of the other acquisitions, which could make it more difficult to consummate our initial business combination and (ii) together with our ability to proceed with a business combination only if public shareholders owning less than 83% of the shares sold in our IPO exercise their redemption rights (or such lower percentage as a target business may require), may require us to raise additional funds through additional sales of our securities or incur indebtedness in order to enable us to effect such a business combination.

Any of these factors may place us at a competitive disadvantage in consummating our initial business combination on favorable terms or at all.

We are not required to obtain a fairness opinion from an independent investment banking firm as to the fair market value of the target business unless the board of directors is unable to independently determine the fair market value.

Our initial business combination must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable) at the time of such acquisition. The fair market value of the target will be determined by our board of directors based upon an analysis conducted by them (which may include an analysis of actual and potential sales, earnings, cash flow and/or book value). If our board is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion, we will obtain an opinion from an unaffiliated, independent investment banking firm that is a member of FINRA with respect to the satisfaction of such criterion. We are also required to obtain a fairness opinion from an unaffiliated, independent investment banking firm that is a member of FINRA, (i) if our initial business combination is with a target business that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with our founders or our directors, or officers, or (ii) if our initial business combination is with any underwriter of our IPO, or underwriting selling group member, or any of their affiliates. In all other instances, we have no obligation to obtain or provide you with a fairness opinion. Investment banking firms providing fairness opinions typically place limitations on the purposes for which the opinion may be used, and there can be no assurances that, as a result of such limitations or applicable law, shareholders will be entitled to rely on the opinion. We expect to require that any firm selected by us to provide a fairness opinion will adhere to general industry practice in stating the purposes for which its opinion may be used. If no opinion is obtained or if shareholders are not permitted to rely on the opinion, our shareholders will be relying solely on the judgment of our board of directors with respect to the determination of the fair market value of our initial business combination.

If we issue capital securities or redeemable debt securities to consummate our initial business combination, your equity interest in us could be diluted or there may be a change in control of our company.

Our Amended and Restated Memorandum and Articles of Association authorizes the issuance of up to 50,000,000 ordinary shares, par value $0.001 per share and 1,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this report, there are 37,374,967 authorized but unissued ordinary shares available for issuance (after appropriate reservation for the issuance of shares upon (i) full exercise of the underwriters’ unit purchase option, (ii) our outstanding warrants, including the warrants included in the units underlying the underwriters’ unit purchase option, and (iii) the shares issuable upon exercise of the options granted to our directors, officers, employees, and consultants), and 1,000,000 authorized but unissued shares of preferred stock. We have no other commitments as of the date of report to issue any additional securities. We may issue a substantial number of additional ordinary shares, including redeemable debt securities, as consideration for or to finance a business combination, particularly as we intend to focus primarily on acquisitions of middle market companies with valuations between approximately $50 million and $150 million. Our issuance of additional ordinary shares, including upon redemption of any debt securities, may:

•	significantly reduce your equity interest in us;
•	subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded to our ordinary shares;
•	cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use any net operating loss carry forwards, if any, and result in the resignation or removal of our current officers and directors;
•	in certain circumstances, have the effect of delaying or preventing a change in control of us; and
•	adversely affect the then-prevailing market price for our ordinary shares.

The value of your investment in us may decline if any of these events occur.

The underwriting agreement and our Amended and Restated Memorandum and Articles of Association prohibit us, prior to our initial business combination, from issuing additional units, additional ordinary shares, preferred shares, additional warrants, or any options or other securities convertible or exchangeable into ordinary shares, or preferred shares, that participate in any manner in the proceeds of the trust account, or which votes as a class with the ordinary shares on a business combination.

If we acquire a company by issuing debt securities, our post-combination operating results may decline due to increased interest expense or our liquidity may be adversely affected by an acceleration of our indebtedness.

We may elect to enter into a business combination that requires us to incur debt to finance a business combination, particularly as we intend to focus primarily on acquisitions of middle market companies with valuations between approximately $50 million and $150 million. Such incurrence of debt may:

•	lead to default and foreclosure on our assets if our operating cash flow after a business combination were insufficient to pay our debt obligations;
•	cause an acceleration of our obligation to repay debt, even if we are then current in our debt service obligations, if we breach the covenants contained in the terms of any debt documents, such as covenants that require us to meet certain financial ratios or maintain designated reserves, without a waiver or renegotiation of such covenants;
•	create an obligation to repay immediately all principal and accrued interest, if any, upon demand to the extent any debt is payable on demand;
•	limit our ability to obtain additional financing, if necessary, if the debt securities contain covenants restricting our ability to obtain additional financing;
•	require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares, working capital, capital expenditures, acquisitions and other general corporate purposes;
•	limit our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;
•	make us more vulnerable to adverse changes in general economic, industry, and competitive conditions and adverse changes in government regulation; and
•	place us at a disadvantage compared to our competitors who have less debt.

Certain of our officers and directors may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us and accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Certain of our officers were affiliated with Spring Creek Acquisition Corp., a “blank check” company that was engaged in business activities similar to those intended to be conducted by us, and our officers and directors may in the future become affiliated with entities, including other “blank check” companies that are engaged in business activities similar to those intended to be conducted by us. Furthermore, each of our principals may become involved with subsequent blank check companies similar to our company. Additionally, our officers and directors may become aware of business opportunities that may be appropriate for presentation to us and the other entities to which they owe fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity time should be allocated or a particular business opportunity should be presented. We cannot assure you that these conflicts will be resolved in our favor. As a result, a potential target business may be presented to another entity with which our officers and directors have a pre-existing fiduciary obligation and we may miss out on a potential transaction.

It is possible that, concurrently with our initial business combination, some of the entities with which our officers and directors are affiliated could purchase a minority interest in the target company, which may result in conflicts of interest.

It is possible that, concurrently with our initial business combination, some of the entities with which our officers and directors are affiliated could purchase a minority interest in the target company, subject to the requirement that we must acquire a portion of the business with a value that is equal to at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions and taxes payable) and that we acquire a majority of the voting rights of the target company and control of the majority of any governing body of the target company. An investment by one of these entities would result in a conflict of interest for our officers and directors since they would be determining what portion of the target company we would be purchasing and the amount that these other companies would purchase. In connection with any co-investment in a target business, the entity or entities affiliated with our officers and/or directors will be required to pay the same price per share or unit for their interest in the target company as we pay, the other terms of the investment of such affiliated entity or entities will be required to be no more favorable than the terms of our investment and such investment will require the prior approval by a majority of our disinterested directors. In addition, the proxy materials and/or tender offer materials disclosing the business combination would disclose the terms of the co-investment by the affiliated entity or entities.

Some of our executive officers and directors may remain with us following our initial business combination, which may result in a conflict of interest in determining whether a particular target business is appropriate for a business combination and in the public shareholders’ best interests.

We intend that at least some of our executive officers and directors will continue to be involved in our management following our initial business combination. Therefore, the personal and financial interests of our executive officers and directors may influence them to condition a business combination on their retention by us and to view more favorably target businesses that offer them a continuing role, either as an officer, director, consultant, or other third-party service provider, after the business combination. Our executive officers and directors could be negotiating the terms and conditions of the business combination on our behalf at the same time that they, as individuals, were negotiating the terms and conditions related to an employment, consulting or other agreement with representatives of the potential business combination candidate. As a result, there may be a conflict of interest in the negotiation of the terms and conditions related to such continuing relationships as our executive officers and directors may be influenced by their personal and financial interests rather than the best interests of our public shareholders.

Our executive officers and directors may allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This could have a negative impact on our ability to consummate our initial business combination.

Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and the search for a business combination on the one hand and their other businesses on the other hand. We do not intend to have any full-time employees prior to the consummation of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he or she is entitled to substantial compensation and our executive officers are not obligated to contribute any specific number of hours per week to our affairs. If our executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs, which may have a negative impact on our ability to consummate our initial business combination.

Our founders currently control us and may influence certain actions requiring a shareholder vote.

As of the date of this report, our founders beneficially own, in the aggregate, approximately 25% of our issued and outstanding ordinary shares. In connection with a shareholder vote to approve our initial business combination and/or amend Article 156 of our Amended and Restated Memorandum and Articles of Association (the article that contains all of the special provisions applicable to us prior to and in connection with our initial business combination) prior to consummation of our initial business combination, our founders have agreed to vote the founders’ shares in the same manner as a majority of the public shareholders who vote at the special or annual meeting called for such purpose. In addition, each of our founders, directors, and officers has agreed that if he, she or it acquires ordinary shares in or following our IPO, he, she or it will vote all such acquired shares in favor of any business combination presented to our shareholders by our board of directors, and not to exercise redemption rights in connection with any shares held by such person. With respect to a vote to amend Article 156 of our amended and restated memorandum and articles of association, our founders, directors, and officers may vote any shares acquired by them in or following our IPO in any way they wish.

Because our founders and their designees hold, in the aggregate, warrants to purchase 7,192,667 ordinary shares, the exercise of those warrants may increase the ownership of our founders. This increase could allow our founders to influence the outcome of matters requiring shareholder approval, including the election of directors and executive officers, approval of benefits plans, mergers and significant corporate transactions after consummation of our initial business combination. Moreover, except to the extent shareholder proposals are properly and timely submitted, our directors will determine which matters, including prospective business combinations, to submit to a shareholder vote. As a result, they will exert substantial control over actions requiring a shareholder vote both before and following our initial business combination.

Our one-third quorum threshold may make it easier for our founders to influence actions requiring a shareholder vote.

In accordance with our Amended and Restated Memorandum and Articles of Association, two shareholders representing at least one-third of our issued and outstanding ordinary shares (whether or not held by public shareholders) constitutes a quorum at a shareholders meeting. As of the date of this report, our founders hold approximately 25% of our outstanding ordinary shares. Accordingly, if only a small proportion of public shareholders participate in a shareholders meeting and all of our founders participate, the quorum requirement may be satisfied and our founders could cast a majority of the votes at such meeting.

If we hold a shareholder vote to approve a business combination, the approval threshold for a proposed business combination may make it easier for us to consummate a business combination with which you may not agree.

If, and only if, we structure our initial business combination to require a shareholder approval under applicable Cayman Islands law, which normally only requires shareholders’ approval where the business combination involves a merger between us (rather than a subsidiary formed for the purpose of the transaction) and the target, amendments to our memorandum and articles of association, a change in the par value of our shares or a change in the amount of our authorized share capital. The approval threshold in such event would be a majority (or 66 2/3% for amendments to our memorandum and articles) of shares voted at a meeting of shareholders called for the purpose of approving such proposal. This approval threshold is lower than in certain U.S. jurisdictions like Delaware where the default threshold with respect to a business combination transaction that requires shareholder approval requires approval of a majority of shares entitled to vote at a meeting. To the extent there are shares entitled to vote at a meeting of shareholders called to approve a business combination that do not vote on the business combination proposal, it may make it easier for us to consummate a business combination with which you may not agree.

Our founders, officers, and directors may purchase additional ordinary shares in the open market, which may give them greater influence over the approval of our initial business combination if we have a shareholder vote to approve the business combination.

In the event that our founders, officers, and directors acquire additional shares in or after our IPO, they have agreed to vote such shares in favor of our initial business combination if we have a shareholder vote to approve our initial business combination, and have agreed not to exercise redemption rights with respect to any shares held by them. Thus, additional purchases of our shares by our founders, officers, and directors would allow them to exert additional influence over the approval of our initial business combination in the event we have a shareholder vote to approve our initial business combination. Factors they would consider in making such additional purchases would include consideration of the current trading price of our ordinary shares and whether any such additional purchases would likely increase the chances that our initial business combination would be approved. In addition, if our founders, officers, and directors acquire additional ordinary shares, then our public shareholders (other than our founders, officers, and directors with respect to ordinary shares they purchase in or after our IPO) will hold proportionately fewer shares, and therefore it is likely that such public shareholders will ultimately redeem fewer shares into a pro rata portion of the trust account, making it more likely that we will remain under the 83% redemption threshold (or such lower percentage as a target business may require), which is required in order to approve our initial business combination.

The ability of our founders, officers, and directors to acquire our ordinary shares in the open market, and vote such acquired shares in favor of our initial business combination if we hold a shareholder vote to approve our initial business combination may allow us to consummate an initial business combination that otherwise would not have been approved, but for the purchases by our founders, officers, and directors in the open market. Because our founders, officers, and directors have purchased their securities at a lower average cost than our other public shareholders, some of our founders, officers, and directors may profit from a business combination that would be unprofitable for our other public shareholders.

Certain obligations of our founders are memorialized in agreements between the founders, the underwriters of our IPO and us and these agreements may be amended to change these obligations or eliminate them entirely.

In connection with our IPO, the founders have agreed to certain obligations, including:

•	to transfer restrictions on, and the placement in escrow of, the founders’ units and underlying securities;
•	to forfeit for no consideration: (1) all of the founders’ units in the event we are unable to complete a business combination; (2) 274,744 founders’ units in the event the last sales price of our ordinary shares does not equal or exceed $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 12 months following the closing of our initial business combination; and (3) 274,744 founders’ units in the event the last sales price of our ordinary shares does not equal or exceed $13.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period between 12 and 24 months following the closing of our initial business combination;
•	in connection with a shareholder vote to approve our initial business combination and/or amend Article 156 of our Amended and Restated Memorandum and Articles of Association (the article that contains all of the special provisions applicable to us prior to and in connection with our initial business combination) prior to consummation of our initial business combination, to vote the founders’ shares in the same manner as a majority of the public shareholders;
•	if he, she or it acquires ordinary shares in or following our IPO, he, she or it will vote all such acquired shares in favor of any business combination presented to our shareholders by our board of directors, and not to exercise redemption rights in connection with such shares;
•	that he, she or it will not exercise redemption rights in connection with any shares held by such person;
•	to waive their rights to participate in any liquidation distribution with respect to the founders’ shares if we fail to consummate an initial business combination;
•	that they will not exercise redemption rights with respect to the founders’ shares and have agreed not to tender their shares in a issuer tender offer in connection with our initial business combination;
•	to advance us the funds necessary to complete a liquidation in the event we do no consummate a business combination and not to seek repayment for such expenses;
•	if we are unable to complete a business combination and are forced to dissolve and liquidate, to jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties (we have not, however, sought information nor received information from the founders relating to their ability to satisfy any indemnification obligation); and
•	not to participate in a co-investment in a target business unless the terms of such co-investment are no more favorable than the terms of our investment and such investment will require the prior approval by a majority of our disinterested directors.

These obligations are included in one or more of the following agreements, each of which is filed with the registration statement for our IPO: the letter agreements with the representative of the underwriters and each founder, the underwriting agreement with the underwriters, and the escrow agreement with our transfer agent and the founders. Each of these agreements, by their terms, are governed by New York law. In addition, each agreement may be amended or terminated with the consent of each of the parties thereto. Accordingly, if each of the parties to an agreement determine that these obligations are no longer in their best interest, then the agreements may be amended or terminated and these obligations may be changed or eliminated entirely.

We may expend financial, management and other resources in researching acquisitions that are not consummated, which could result in the loss of the costs incurred or materially adversely affect subsequent attempts to locate and acquire or merge with another business.

It is anticipated that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to complete a specific business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate our initial business combination for any number of reasons, including those beyond our control such as if greater than 83% of public shareholders (or such lower percentage as a target business may require) elect to exercise their redemption rights. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

Because our founders own securities in us that do not participate in liquidating distributions, they may have a conflict of interest in deciding if a particular target business is an attractive candidate for a business combination.

On February 4, 2010, February 12, 2010, and November 7, 2010, Yong Hui Li, our Chairman, Diana Chia-Huei Liu, our Chief Executive Officer and director, William Tsu-Cheng Yu, our President, Chief Financial Officer, and director, The Shodan Company, an affiliate of William Tsu-Cheng Yu, Gary Han Ming Chang, our Chief Investment Officer and director, Steven Chia-Sun Liu, Joseph Chia-Yao Liu, Olivia Lin Yu, and Joyce Chen Liu acquired an aggregate of 1,564,000 founders’ units for an aggregate purchase price of $1,564. Effective March 24, 2011, the founders’ units were reduced in proportion to the reduction in the size of our IPO from an aggregate of 1,564,000 founders’ units to an aggregate of 1,407,600 founders’ units. Following the partial exercise of the underwriters’ over-allotment option on May 10, 2011, an aggregate of 165,592 founders’ units were forfeited for no consideration, and as a result our founders own an aggregate of 1,242,008 founders’ units. Of these founders’ units, 247,744 founders’ units, and the underlying ordinary shares and warrants (equal to approximately 5.2% of our issued and outstanding shares) will be forfeited for no consideration in the event the last sales price of our ordinary shares does not equal or exceed $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 12 months following the closing of our initial business combination, and an additional 247,744 founders’ units, and the underlying ordinary shares and warrants (equal to approximately 5.2% of our issued and outstanding shares) will be forfeited for no consideration in the event the last sales price of our ordinary shares does not equal or exceed $13.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period between 12 and 24 months following the closing of our initial business combination. Upon our dissolution and liquidation, none of our founders will have the right to receive distributions from the trust account with respect to the founders’ shares. In addition, the representative of the underwriters of our IPO, our founders and their designees purchased an aggregate of 2,185,067 placement warrants immediately prior to the completion of our IPO. The $1,638,800 purchase price of the placement warrants is included in the trust account that will be distributed to our public shareholders in the event of our dissolution and liquidation. In the event of our dissolution and liquidation, our founders will not receive distributions from the trust account with respect to the placement warrants and the placement warrants will expire worthless. Therefore, our directors’ and officers’ personal and financial interests may influence their motivation in identifying and selecting target businesses and consummating our initial business combination in a timely manner. This may also result in a conflict of interest when they determine whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest.

Unless we complete a business combination, neither our officers, directors, nor any of their respective affiliates, will receive reimbursement for any out-of-pocket expenses they incur if such expenses exceed the amount available to us for working capital and general corporate purposes. Therefore, they may have a conflict of interest in determining whether a particular target business is appropriate for a business combination and in the public shareholders’ best interest.

Neither our officers, directors, nor any of their respective affiliates, will receive reimbursement for any out-of-pocket expenses reasonably incurred by them to the extent that such expenses exceed the amount not required to be retained in the trust account unless the business combination is consummated. Our officers and directors may, as part of any such combination, negotiate the repayment of some or all of any such expenses. If the target business’ owners do not agree to such repayment, this could cause our management to view such potential business combination unfavorably, thereby resulting in a conflict of interest. The financial interest of our officers, directors, or any of their respective affiliates, could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest.

We will probably consummate only one business combination with the proceeds of our IPO, which means that our operations will probably depend on a single business.

The net proceeds from our IPO and the sale of the placement warrants, after reserving $385,800 of the proceeds for our operating expenses, $1,297,511 for offering expenses and $1,022,833 for the deferred underwriting discount, provided us with approximately $36,606,096, which we may use to consummate an initial business combination. Our initial business combination must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable) at the time of such acquisition. We may not be able to acquire more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. Additionally, we may encounter numerous logistical issues if we pursue multiple target businesses, including the difficulty of coordinating the timing of negotiations, proxy materials and/or tender offer disclosure and closings. We may also be exposed to the risk that our inability to satisfy conditions to closing with respect to the initial business combination with one or more target businesses would not be satisfied, bringing the fair market value of the initial business combination below the required threshold of 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable). Due to these added risks, we are more likely to choose a single target business with which to pursue a business combination than multiple target businesses. Accordingly, the prospects for our success may depend solely on the performance of a single business. If this occurs, our operations will be highly concentrated and we will not be able to diversify our operations of benefit from spreading of risks of offsetting of losses, unlike other entities that have the resources to consummate several business combinations in different industries or areas of a single industry so as to diversify risks and offset losses.

NASDAQ may delist our securities, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.

We cannot assure you that our securities will continue to be listed on the NASDAQ Capital Market. Additionally, it is likely that the NASDAQ Capital Market would require us to file a new initial listing application and meet its initial listing requirements, as opposed to its more lenient continued listing requirements, at the time of our initial acquisition transaction. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If the NASDAQ Capital Market delists our securities from trading, we could face significant consequences, including:

•	a limited availability for market quotations for our securities;
•	reduced liquidity with respect to our securities;
•	a determination that our ordinary shares is a “penny stock,” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;
•	limited amount of news and analyst coverage for our company; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, we would no longer be subject to NASDAQ Capital Market rules, including rules requiring us to have a certain number of independent directors and to meet other corporate governance standards.

We currently meet the NASDAQ Capital Market’s listing standards without making use of the exemptions for foreign private issuers which make the listing standards less stringent than those for U.S. filers, other than the exemption under NASDAQ Listing Rule 5615 to the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval of a business combination, which exemption the Company plans to utilize. However, in the future we may rely on other exemptions. If we are unable to comply with the rules applicable to for foreign private issuers, we may be delisted. If we are delisted, then we will no longer be required to meet the NASDAQ Capital Market’s listing standards.

If our ordinary shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected.

If at any time we have net tangible assets of $5,000,000 or less and our ordinary shares have a market price per share of less than $5.00, transactions in our ordinary shares may be subject to the “penny stock” rules promulgated under the Exchange Act. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;
•	receive the purchaser’s written agreement to the transaction prior to sale;
•	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and
•	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our ordinary shares become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

Following the business combination we may discover or otherwise become aware of adverse information regarding our acquired business, and we may be required subsequently to take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

We intend to conduct a due diligence investigation for any business we consider. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business with which we combine, we cannot assure you that this diligence will identify all material issues that may be present inside a particular target business, or that factors outside of the target business and outside of our control will not later arise. If our diligence fails to discover or identify material issues relating to a target business, industry or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming debt held by a target business or by virtue of our obtaining post-combination debt financing.

We may have insufficient resources to cover our operating expenses and the expenses of consummating our initial business combination.

We believe that amounts not held in the trust account, together with the interest income on the balance of the trust account (any amounts in the trust account in excess of $10.02 per public share) to be released to us from time to time for working capital requirements, will be sufficient to pay the costs and expenses to which such proceeds are allocated until March 30, 2013. Our estimates are also based on the belief that in-depth due diligence will be undertaken only after we have negotiated and signed a letter of intent or other preliminary agreement that addresses the terms of a business combination. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating a business combination is less than the actual amount necessary to do so, or if the amounts not held in the trust account is insufficient to pay our costs and expenses, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable, through loans or additional investments from our founders, officers, directors or third parties. None of our founders, officers or directors is under any obligation to advance funds to, or invest in, us. Accordingly, we may not be able to obtain additional financing. If we do not have sufficient proceeds to fund our initial business combination and are unable to obtain additional financing, we may be required to dissolve and liquidate prior to consummating our initial business combination.

We may enter into agreements with consultants or financial advisers that provide for the payment of fees upon the consummation of our initial business combination, and, therefore, such consultants or financial advisers may have conflicts of interest.

We may enter into agreements with consultants or financial advisers that provide for the payment of fees upon the consummation of our initial business combination. If we pay consultants or financial advisers fees that are tied to the consummation of our initial business combination, they may have conflicts of interest when providing services to us, and their interests in such fees may influence their advice with respect to a potential business combination. For example, if a consultant’s or financial advisor’s fee is based on the size of the transaction, then they may be influenced to present us larger transactions that may have lower growth opportunities or long-term value versus smaller transactions that may have greater growth opportunities or provide greater value to our shareholders. Similarly, consultants whose fees are based on consummation of a business combination may be influenced to present potential business combinations to us regardless of whether they provide longer-term value for our shareholders. While we will endeavor to structure agreements with consultants and financial advisors to minimize the possibility and extent of these conflicts of interest, we cannot assure you that we will be able to do so and that we will not be impacted by the adverse influences they create.

We may be unable to obtain additional financing if necessary to consummate a business combination or to fund the operations and growth of the target business, which could compel us to restructure or abandon a particular business combination.

We may consider a business combination that will require additional financing, particularly as we intend to focus primarily on acquisitions of middle market companies with valuations between approximately $50 million and $150 million. However, we cannot assure you that we will be able to consummate a business combination or that we will have sufficient capital with which to consummate a combination with a particular target business. If the net proceeds of our IPO and from the private placement of the placement warrants are not sufficient to facilitate a particular business combination because:

•	of the price paid for the target business;
•	of the depletion of offering proceeds not in the trust account or available to us from interest earned on the trust account balance that is expended in search of a target business; or
•	we must redeem for cash a significant number of ordinary shares owned by shareholders who elect to exercise their redemption rights,

we will be required to seek additional financing. We cannot assure you that such financing would be available on acceptable terms, if at all. If additional financing is unavailable to consummate a particular business combination, we would be compelled to restructure or abandon that particular business combination and seek an alternative target business or businesses. In addition, if we consummate a business combination, we may require additional financing to fund the operations or growth of the target business or businesses. If we fail to secure such financing, this failure could have a material adverse effect on the continued development or growth of our combined business or businesses. Neither our founders, directors nor any other party is required to provide any financing to us in connection with, or following, a business combination.

Our outstanding warrants may adversely affect the market price of our ordinary shares and make it more difficult to effect a business combination.

The units sold in our IPO include redeemable warrants to purchase 3,652,975 ordinary shares, and the founders’ units include warrants to purchase 1,242,011 ordinary shares. In addition, we issued in a private placement warrants to purchase 2,185,067 ordinary shares to (i) Chardan Capital Markets, LLC, the representative of the underwriters of our IPO, and (ii) our founders and their designees. The founders’ warrants and the placement warrants are identical to those redeemable warrants sold as part of the units in our IPO except that founders’ warrants and placement warrants may be exercised on a cashless basis at any time after a business combination and even if there is not an effective registration statement relating to the shares underlying the warrants and are subject to certain transfer restrictions. We also issued to the representative of the underwriters of our IPO, concurrently with our IPO, for a purchase price of $100, an option to purchase 215,000 units, each unit representing one ordinary share and one redeemable warrant. To the extent we issue ordinary shares to consummate a business combination, the potential for the issuance of a substantial number of additional ordinary shares upon exercise of these warrants could make us a less attractive acquisition vehicle to some target businesses. This is because exercise of the warrants will increase the number of issued and outstanding ordinary shares and reduce the value of the shares that may be issued to consummate the initial business combination. Accordingly, the existence of our warrants may make it more difficult to consummate our initial business combination or may increase the cost of a target business if we are unable to consummate our initial business combination solely with cash. Additionally, the sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price for our ordinary shares or our units or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

Our board of directors has approved the grant of options to purchase up to 220,000 of our ordinary shares which may cause dilution to you.

Our board of directors has approved the grant of options to purchase up to 220,000 of our ordinary shares to our directors, employees, and consultants from time to time, with such terms and conditions as our officers may establish, including options to purchase 60,000 ordinary shares at a purchase price of $0.001 per share prior to our initial public offering, which are currently outstanding. Such options are not exercisable until the closing of the business combination. Share option grants are governed by individual grant agreements and stock restriction agreements as determined by our officers, and may be subject to either time-based or performance-based vesting provisions. Our board of directors has the authority to amend, alter, suspend or terminate our right to grant such share options without the consent of public shareholders within the 220,000 option limit. Accordingly, the above-mentioned options may dilute the equity interest of our shareholders.

You will not be able to exercise your redeemable warrants if we do not have an effective registration statement and a prospectus in place when you desire to do so.

No redeemable warrants will be exercisable, and we will not be obligated to issue ordinary shares upon exercise of redeemable warrants by a holder unless, at the time of such exercise, we have a registration statement or post-effective amendment under the Securities Act covering the ordinary shares issuable upon the exercise of the redeemable warrants and a current prospectus relating to ordinary shares. Under the terms of a redeemable warrant agreement between American Stock Transfer & Trust Company as warrant agent, and us, we have agreed to use our best efforts to have a registration statement in effect covering ordinary shares issuable upon exercise of the redeemable warrants from the date the redeemable warrants become exercisable and to maintain a current prospectus relating to ordinary shares until the redeemable warrants expire or are redeemed, and to take such action as is necessary to qualify the ordinary shares issuable upon exercise of the redeemable warrants for sale in those states in which our IPO was initially qualified. However, we cannot assure you that we will be able to do so. We have no obligation to settle the redeemable warrants for cash, in any event, and the redeemable warrants may not be exercised and we will not deliver securities therefor in the absence of an effective registration statement and a prospectus available for use. The redeemable warrants may be deprived of any value, the market for the redeemable warrants may be limited if there is no registration statement in effect covering the ordinary shares issuable upon the exercise of the redeemable warrants or the prospectus relating to the ordinary shares issuable upon the exercise of the redeemable warrants is not current and the redeemable warrants may expire worthless.

Holders of founders’ warrants and placement warrants’ may exercise these warrants even if an effective registration statement and a prospectus is not in place, which means they may be able to exercise such warrants while public warrants might not be exercisable and may expire worthless.

Unlike the warrants underlying the units issued in connection with our IPO, the warrants underlying the founders’ units and the placement warrants are not restricted from being exercised in the absence of a registration statement under the Securities Act in effect covering the ordinary shares issuable upon the exercise of the such warrants and a current prospectus relating to ordinary shares. Therefore, once the founder warrants and placement warrants become exercisable, the holders thereof will be able to exercise such warrants regardless of whether the issuance of the underlying ordinary shares is registered under the Securities Act, while public warrants might not be exercisable and may expire worthless.

There is currently no market for our securities and a market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

There is currently no market for our securities. Investors therefore have no access to information about prior market history on which to base their investment decision. Following our IPO, the price of our securities may vary significantly due to our reports of operating losses, one or more potential business combinations, the filing of periodic reports with the SEC, and general market or economic conditions. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained. The absence of a market for our securities will likely have an adverse effect on the price of our securities.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to consummate our initial business combination or operate over the near term or long-term in our intended manner.

We do not plan to operate as an investment fund or investment company, or to be engaged in the business of investing, reinvesting or trading in securities. Our plan is to acquire, hold, operate and grow for the long-term one or more operating businesses or a portion of such business or businesses. We do not plan to operate as a passive investor or as a merchant bank seeking dividends or gains from purchases and sales of securities. Our founders are experienced as officers and directors of operating companies. However, we may be deemed to be an investment company under the Investment Company Act if, following our IPO and prior to the consummation of our initial business combination, we are viewed as engaging in the business of investing in securities or we own “investment securities” having a value in exceeding 40% of our total assets, and may be required to register as an investment company or a registered investment adviser under the U.S. securities laws.

If we are deemed to be an investment company under the Investment Company Act, we may be subject to certain restrictions that may make it difficult for us to complete a business combination, including:

•	corporate governance requirements and requirements regarding mergers and share exchanges;
•	restrictions on the nature of our investments;
•	restrictions on our capital structure and use of multiple classes of securities; and
•	restrictions on our use of leverage and collateral;

each of which may make it difficult for us to consummate our initial business combination.

In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company;
•	adoption of a specific form of corporate structure; and
•	reporting, record keeping, voting, proxy, and disclosure requirements, and other rules and regulations;

compliance with which would reduce the funds we have available outside the trust account to consummate our initial business combination.

We do not believe that our anticipated activities will subject us to the Investment Company Act as the net proceeds of our IPO and sale of the placement warrants that are to be held in the trust account may only be invested by the trust agent in “government securities” with specific maturity dates. By restricting the investment of the trust account to these instruments, we intend to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expense for which we have not allotted.

We are dependent upon Yong Hui Li, Diana Chia-Huei Liu, William Tsu-Cheng Yu, Hui Kai Yan, and Gary Chang and the loss of one or more of them could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals and, in particular, upon Yong Hui Li, Diana Chia-Huei Liu, William Tsu-Cheng Yu, Hui Kai Yan, and Gary Chang. Each of these persons plays a key role in our search for a target business, and we believe that our success in identifying and completing a business combination with an attractive target business depends on the continued service of these persons, at least until we have consummated our initial business combination.

Each of Yong Hui Li, Diana Chia-Huei Liu, William Tsu-Cheng Yu, Hui Kai Yan, and Gary Chang assists us in identifying perspective target businesses by sourcing and performing due diligence on target businesses in Greater China. In addition, each of these individuals assists us in closing a business combination and possibly integrating the target business following such closing. We expect that Messrs. Li, Yan, Yu, Chang and Ms. Liu will negotiate deal terms with target businesses and manage and oversee our advisors and consultants, including legal counsel, accounting professionals and investment banking advisors. In addition, Mr. Li and Mr. Yan will oversee our administrative functions in the PRC.

We cannot assure you that such individuals will remain with us for the immediate or foreseeable future. In addition, none of Yong Hui Li, Diana Chia-Huei Liu, William Tsu-Cheng Yu, Hui Kai Yan, and Gary Chang are required to commit any specified amount of time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. We do not have employment or consulting agreements with, or key-man insurance on the life of, one or more of these individuals. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on us and impair our ability to identify and complete a business combination with an attractive target business.

We may require shareholders who wish to redeem their shares in connection with a proposed business combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

We may require shareholders who wish to exercise their redemption rights regarding their shares in connection with a business combination to either tender their certificates to our transfer agent or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System at any time up until the business day immediately preceding the consummation of our initial business combination. We may require these certification and delivery requirements because shareholders of blank check companies who elect to redeem sometimes fail to deliver their share certificates, effectively revoking their redemption election after the business combination, and resulting in an administrative burden for the company and uncertainty relating to its capital structure. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, the Depository Trust Company and our transfer agent will need to act to facilitate this request. It is our understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because we do not have any control over the process, it may take significantly longer than two weeks to obtain a physical share certificate and you may not be able to redeem your shares in time. While we have been advised that it takes a short time to deliver shares through the DWAC System, we cannot assure you of this fact. If it takes longer than we anticipate for shareholders to deliver their shares, shareholders who wish to exercise their redemption rights may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their shares.

Because we must furnish our shareholders with audited financial statements of the target business prepared in accordance with applicable accounting standards, we may not be able to consummate a business combination with some prospective target businesses unless their financial statements are first reconciled to applicable accounting standards.

The federal securities laws require that a business combination meeting certain financial significance tests include historical and pro forma financial statement disclosure in periodic reports, registration statements and other materials submitted to shareholders. Because our initial business combination must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least to 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable) at the time of such acquisition, we will be required to provide historical and pro forma financial information to our shareholders in connection with their redemption rights pursuant to a business combination with one or more target businesses. These financial statements must be prepared in accordance with applicable accounting standards and the historical financial statements must be audited in accordance with the standards of the applicable oversight board. If a proposed target business, including one located outside of the United States, does not have or is unable to prepare financial statements that have been prepared and audited in accordance with applicable accounting standards, we will not be able to acquire that proposed target business. These financial statement requirements may limit the pool of potential target businesses with which we may combine.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Taxation — United States Federal Income Taxation — General”) of our ordinary shares or redeemable warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Because we believe that we had income in a prior taxable year (2010), and therefore that the PFIC start-up exception would not be available in our 2011 taxable year (see the section of this report captioned “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Company Rules”), and because we did not complete a business combination in our 2011 taxable year, we believe that it is likely that we will be treated as a PFIC for our 2011 taxable year. Our actual PFIC status for any subsequent taxable year, however, will not be determinable until after the end of such taxable year, although we do not plan to make annual determinations or otherwise notify U.S. Holders of our PFIC status. Accordingly, there can be no assurance with respect to our status as a PFIC for our 2012 taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this report captioned “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

An investment in our ordinary shares may involve adverse U.S. federal income tax consequences because the redemption or liquidation price per share is greater than an investor’s initial tax basis in an ordinary share.

Although we intend to take a contrary position, if our ordinary shares are not viewed as participating in our corporate growth (i.e., our future earnings or increases in our net asset values) to any significant extent (other than by reason of any “conversion” feature), due to our limited potential for corporate growth prior to a business combination, there is a risk that an investor’s entitlement to receive payments upon exercise of the investor’s redemption right or upon our liquidation in excess of the investor’s initial tax basis in our ordinary shares (see “Taxation — United States Federal Income Taxation — Allocation of Purchase Price and Characterization of a Unit”) will result in constructive income to the investor. This could affect the timing and character of income recognition and result in U.S. federal income tax liability to the investor without the investor’s receipt of cash from us. Prospective investors are urged to consult their own tax advisors with respect to these tax risks, as well as the specific tax consequences to them of purchasing, holding or disposing of our ordinary shares, redeemable warrants, or units.

Risks associated with acquiring and operating a target business in Greater China

If we acquire control of a target business through contractual arrangements with one or more operating businesses in Greater China, such contracts may not be as effective in providing operational control as direct ownership of such business and may be difficult to enforce.

We will only acquire a business or businesses that, upon the consummation of our initial business combination, will be our majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of an investment company by Section 3(c)(1) or 3(c)(7) of the Investment Company Act. However, certain governments in Greater China (including the PRC) have restricted or limited foreign ownership of certain kinds of assets and companies operating in certain industries. The industry groups that are restricted are wide ranging, including, for example, certain aspects of telecommunications, food production, and heavy equipment manufacturers. In addition there can be restrictions on the foreign ownership of businesses that are determined from time to time to be in “important industries” that may affect the national economic security or having “famous brand names” or “well-established brand names.” Subject to the review and approval requirements of the relevant agencies for acquisitions of assets and companies in the relevant jurisdictions and subject to the various percentage ownership limitations that exist from time to time, acquisitions involving foreign investors and parties in the various restricted categories of assets and industries may nonetheless sometimes be consummated using contractual arrangements with permitted local parties. To the extent that such agreements are employed, they may be for control of specific assets such as intellectual property or control of blocks of the equity ownership interests of a company which may provide exceptions to the merger and acquisition regulations mentioned above since these types of arrangements typically do not involve a change of equity ownership in the operating company. The agreements would be designed to provide our company with the economic benefits of and control over the subject assets or equity interests similar to the rights of full ownership, while leaving the technical ownership in the hands of local parties who would be our nominees and, therefore, may exempt the transaction from certain regulations, including the application process required thereunder.

However, since there has been limited implementation guidance provided with respect to such regulations, the relevant government agency might apply them to a business combination effected through contractual arrangements. If such an agency determines that such an application should have been made or that our potential future target businesses are otherwise in violation of local laws or regulations, consequences may include confiscating relevant income and levying fines and other penalties, revoking business and other licenses, requiring restructure of ownership or operations, requiring discontinuation or restriction of the operations of any portion or all of the acquired business, restricting or prohibiting our use of the proceeds of our IPO to finance our businesses and operations and imposing conditions or requirements with which we or potential future target businesses may not be able to comply. These agreements likely also would provide for increased ownership or full ownership and control by us when and if permitted under local laws and regulations. If we choose to effect a business combination that employs the use of these types of control arrangements, we may have difficulty in enforcing our rights. Therefore, these contractual arrangements may not be as effective in providing us with the same economic benefits, accounting consolidation or control over a target business as would direct ownership. For example, if the target business or any other entity fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and expend substantial resources to enforce such arrangements, and rely on legal remedies under local law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be sufficient to off-set the cost of enforcement and may adversely affect the benefits we expect to receive from the business combination.

Contractual arrangements we enter into with potential future subsidiaries and affiliated entities or acquisitions of offshore entities that conduct operations through affiliates in Greater China may be subject to a high level of scrutiny by the relevant tax authorities.

Under the laws of certain areas in Greater China (including the PRC), arrangements and transactions among related parties may be subject to audit or challenge by the relevant tax authorities. If any of the transactions we enter into with potential future subsidiaries and affiliated entities are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under local law, the relevant tax authorities may have the authority to disallow any tax savings, adjust the profits and losses of such potential future local entities and assess late payment interest and penalties. A finding by the relevant tax authorities that we are ineligible for any such tax savings, or that any of our possible future affiliated entities are not eligible for tax exemptions, would substantially increase our possible future taxes and thus reduce our net income and the value of a shareholder’s investment. In addition, in the event that in connection with an acquisition of an offshore entity that conducted its operations through affiliates in Greater China, the sellers of such entities failed to pay any taxes required under local law, the relevant tax authorities could require us to withhold and pay the tax, together with late-payment interest and penalties. The occurrence of any of the foregoing could have a negative impact on our operating results and financial condition.

If we effect our initial business combination with a business located in Greater China, the laws applicable to such business will likely govern all of our material agreements and we may not be able to enforce our legal rights.

If we effect our initial business combination with a business located in Greater China, the laws of the country in which such business operates will govern almost all of the material agreements relating to its operations, including any contractual arrangements through which we acquire control of target business as described above. We cannot assure you that we or the target business will be able to enforce any of its material agreements or that remedies will be available in this new jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. In addition, the judiciary of certain regions in Greater China is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. In addition, to the extent that our target business’ material agreements are with governmental agencies in Greater China, we may not be able to enforce or obtain a remedy from such agencies due to sovereign immunity, in which the government is deemed to be immune from civil lawsuit or criminal prosecution. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

If the government of the country finds that the agreements we entered into to acquire control of a target business through contractual arrangements with one or more operating businesses do not comply with local governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations in a country change in the future, we could be subject to significant penalties or be forced to relinquish our interests in those operations.

Certain governments in Greater China (including the PRC) currently prohibit or restrict foreign ownership in certain “important industries,” including telecommunications, food production and heavy equipment. There are uncertainties under certain regulations whether obtaining a majority interest through contractual arrangements will comply with regulations prohibiting or restricting foreign ownership in certain industries. For example, the PRC may apply restrictions in other industries in the future. In addition, there can be restrictions on the foreign ownership of businesses that are determined from time to time to be in “important industries” that may affect the national economic security or those having “famous brand names” or “well-established brand names.”

If we or any of our potential future target businesses are found to be in violation of any existing or future local laws or regulations (for example, if we are deemed to be holding equity interests in certain of our affiliated entities in which direct foreign ownership is prohibited), the relevant regulatory authorities might have the discretion to:

•	revoke the business and operating licenses of the potential future target business;
•	confiscate relevant income and impose fines and other penalties;
•	discontinue or restrict the operations of the potential future target business;
•	require us or potential future target business to restructure the relevant ownership structure or operations;
•	restrict or prohibit our use of the proceeds of our IPO to finance our businesses and operations in the relevant jurisdiction; or
•	impose conditions or requirements with which we or potential future target business may not be able to comply.

Exchange controls that exist in the PRC may limit our ability to utilize our cash flow effectively following a business combination.

Following a business combination, we will be subject to the PRC’s rules and regulations on currency conversion. In the PRC, the State Administration of Foreign Exchange (“SAFE”) regulates the conversion of the Renminbi into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Under the PRC laws, FIE refers to a company incorporated in China with investments from non-PRC enterprises, organizations or individuals. The “FIEs” include the Sino-foreign equity joint venture (“EJV”), Sino-foreign cooperative joint venture (“CJV”) and wholly foreign-owned enterprise (“WFOE”) as regulated respectively by the Sino-foreign Equity Joint Venture Law (1979), as amended, the Sino-foreign Cooperative Joint Venture Law (1988), as amended, and the Wholly Foreign-Owned Enterprise Law (1986), as amended. Both the EJV and CJV are established with investments from PRC enterprises, organizations or individuals and non-PRC enterprises, organizations or individuals. The WFOE is established with investments solely from non-PRC enterprises, organizations or individuals. Both the EJV and the WFOE are limited liability companies, and a CJV is also usually a limited liability company unless contractual parties determine otherwise. Following a business combination, we will likely be an FIE as a result of our ownership structure. With such registration certificates, FIEs are allowed to open foreign currency accounts including a “current account” and “capital account.” Currency conversion within the scope of the “current account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE. We cannot assure you that the PRC regulatory authorities will not impose further restrictions on the convertibility of the Renminbi. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC.

On August 29, 2008, SAFE promulgated a notice, or Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used for purposes within the foreign-invested enterprise’s approved business scope. Violations of Circular 142 will result in severe penalties, including substantial fines as set forth in the PRC Foreign Exchange Administration Regulations.

If relations between the United States and Greater China deteriorate, it could cause potential target businesses or their goods or services to become less attractive.

The relationship between the United States and certain countries in Greater China is subject to sudden fluctuation and periodic tension. Relations may also be complicated if the United States becomes a more vocal advocate of Taiwan or proceeds to sell certain military weapons and technology to Taiwan. Changes in political conditions in China and changes in the state of relations with the United States are difficult to predict and could cause potential target businesses or their goods and services to become less attractive, resulting in it being less likely that we consummate a business combination. Because we are not limited to any specific industry, there is no basis for our shareholders to evaluate the possible extent of any impact on our ultimate operations if relations are strained between the United States and certain countries in Greater China.

As a result of the M&A Rules, it is expected that acquisitions will take longer and be subject to economic scrutiny by the PRC government authorities such that we may not be able to complete a transaction.

On August 8, 2006, the PRC’s Ministry of Commerce (“MOFCOM”), together with several other government agencies, promulgated the Provision on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which took effect on September 8, 2006 and was amended on June 22, 2009, to more effectively regulate foreign investment in PRC domestic enterprises. The M&A Rules established, among other things, additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming, complex and uncertain, including but not limited to, the requirement in some instances that the approval of MOFCOM be obtained in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Depending on the structure of the transaction, the M&A Rules will require the Chinese parties to make a series of applications and supplemental applications to the competent government agencies, some of which must be made within strict time limits and depending on approvals from one or the other of the government agencies. The application process has been supplemented to require the presentation of economic data concerning a transaction, including appraisals of the business to be acquired and credit certification of the acquirer which will permit the government to assess the economics of a transaction in addition to the compliance with legal requirements. Moreover, acquisitions of Chinese domestic companies relating to “important industries” or affecting the national economic security or resulting in the transfer of “actual control” of companies having “famous Chinese brand names” or “well established Chinese brand names” must be reported and approved by MOFCOM and other relevant agencies. The M&A Rules also require offshore special purpose vehicles, or SPVs, formed for the purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the China Securities Regulation Commission prior to the listing and trading of such SPV’s securities on an overseas stock exchange.

We are a blank check company formed to acquire one or more operating businesses through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination. Although our Amended and Restated Memorandum and Articles of Association do not limit us to a particular geographic region, we intend to focus on operating businesses with primary operations in Greater China. When we evaluate a potential transaction in the PRC, we will consider the need to comply with these regulations which may result in our modifying or not pursuing a particular transaction. It is expected that compliance with the M&A Rules will be more time consuming than in the past, will be more costly and will permit the government much more extensive evaluation and control over the terms of the transaction. Therefore, the potential transaction in the PRC may not be able to be completed because the terms of the transaction may not satisfy aspects of the approval process and may not be completed even if approved. In extreme cases, the authorities could suspend or revoke the business license of the Chinese entities and cause an unwinding of the transaction. If the transaction was unwound, the consideration paid to the target business might be returned to us and we would then be forced to either attempt to complete a new business combination if it was prior to March 30, 2013 (assuming the period in which we need to consummate a business combination has been extended, as provided in our Amended and Restated Memorandum and Articles of Association) or we would be required to return any amounts which were held in the trust account to our shareholders and dissolve and liquidate.

The M&A Rules set forth many requirements that have to be followed, but there are still many ambiguities in the meaning of many provisions. Although further regulations are anticipated in the future, until there has been clarification either by pronouncements, regulation or practice, there is some uncertainty in the scope of the regulations. Moreover, the ambiguities give the regulators wide latitude in the enforcement of the regulations and the transactions to which they may or may not apply. Therefore, we cannot predict the extent to which the regulations will apply to a transaction, and therefore, there may be uncertainty in whether or not a transaction will be completed until the approval process is under way or until the preliminary approvals are obtained.

Because the M&A Rules permit the government agencies to have scrutiny over the economics of an acquisition transaction and require consideration in a transaction to be paid within stated time limits, we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in a transaction.

The M&A Rules have introduced aspects of economic and substantive analysis of the target business and the acquirer and the terms of the transaction by MOFCOM and the other governing agencies through submissions of an appraisal report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The M&A Rules also prohibit a transaction at an acquisition price obviously lower than the appraised value of the Chinese business or assets. The M&A Rules require that in certain transaction structures, the consideration must be paid within strict time periods. Because the Chinese authorities have been unhappy with offshore flips which converted domestic companies into FIEs in order to take advantage of certain benefits, including reduced taxation, in the PRC, the M&A Rules require foreign sourced capital of not less than 25% of the domestic company’s post-acquisition capital in order to obtain FIE treatment. In asset transactions there must be no harm of third parties and the public interest in the allocation of assets and liabilities being assumed or acquired. These aspects of the M&A Rules will limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited with respect to the acquisitions among related parties. Therefore, we may not be able to negotiate a transaction with terms that will satisfy our investors and protect our shareholders interests in an acquisition of a Chinese business or assets.

Compliance with the PRC Antitrust Law may limit our ability to effect a business combination.

The PRC Antitrust Law was promulgated on August 30, 2007 and became effective on August 1, 2008. The government authorities in charge of antitrust matters in China are the Antitrust Commission and other antitrust authorities under the State Council. The PRC Antitrust Law regulates (i) monopoly agreements, including decisions or actions in concert that preclude or impede competition, entered into by business operators; (ii) abuse of dominant market position by business operators; and (iii) concentration of business operators that may have the effect of precluding or impeding competition. The concentration of business operators refers to (i) merger with other business operators; (ii) gaining control over other business operators through acquisition of equity interest or assets of other business operators; and (iii) gaining control over other business operators through exerting influence on other business operators through contracts or other means. We are a blank check company formed to acquire one or more operating businesses through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination. The business combination we contemplate may be considered the concentration of business operators, and to the extent required by the Antitrust Law, we must file with the antitrust authority under the PRC State Council prior to conducting the contemplated business combination. If the antitrust authority decides not to further investigate whether the contemplated business combination has the effect of precluding or impeding competition or fails to make a decision within 30 days from receipt of relevant materials, we may proceed to consummate the contemplated business combination. If antitrust authority decides to prohibit the contemplated business combination after further investigation, we must terminate such business combination and would then be forced to either attempt to complete a new business combination if it was prior to March 30, 2013 (assuming the period in which we need to consummate a business combination has been extended, as provided in our Amended and Restated Memorandum and Articles of Association) or we would be required to return any amounts which were held in the trust account to our shareholders and dissolve and liquidate. When we evaluate a potential business combination transaction, we will consider the need to comply with the Antitrust Law and other relevant regulations which may limit our ability to effect an acquisition or may result in our modifying or not pursuing a particular transaction.

The MIIT issued regulations that regulate and limit ownership and investment in internet and other value-added telecommunications businesses in the PRC, which may limit the type of businesses we will be able to acquire.

On July 13, 2006, the PRC’s Ministry of Information Industry (now known as the Ministry of Industry and Information Technology, or MIIT), issued a notice with the purpose of increasing the regulation of foreign investment in and operations of value added telecom services which includes internet and telecommunications businesses in the PRC. The regulations require Chinese entities to own and control the following: (i) internet domain names, (ii) registered trademarks, and (iii) servers and other infrastructure equipment used to host and operate web-sites and conduct business. The ownership requirements functionally limit foreign direct and indirect ownership and control of the intellectual property of these businesses even when attempted through various parallel control, licensing, use and management agreements. It is anticipated that these regulations will be strictly enforced, and it is provided that such regulations apply retroactively and provide for audit procedures. The failure to comply may cause the MIIT to terminate a telecommunications license. Any anticipated foreign investment in such businesses will be subject to prior approval by the MIIT, and it is expected that approval for investment may not be easily obtained for foreign investment in these businesses unless in strict compliance. Therefore, investment by us in this sector may not be actively pursued because certain assets may not be acquirable and accounting consolidation may be restricted or not permitted.

If the PRC imposes restrictions to reduce inflation, future economic growth in the PRC could be severely curtailed, which could materially and adversely impact our profitability following a business combination.

While the economy of the PRC has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. In order to control inflation in the past, the PRC has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Imposition of similar restrictions may lead to a slowing of economic growth and decrease the interest in the services or products we may ultimately offer leading to a material and adverse impact on our profitability.

Any devaluation of currencies used in the PRC could negatively impact our target business’ results of operations and any appreciation thereof could cause the cost of a target business as measured in dollars to increase.

Because our objective is to complete a business combination with a target business likely to have its primary operating facilities located in the PRC, and because substantially all revenues and income following a business combination would be received in a foreign currency such as Renminbi, the main currency used in the PRC, the dollar equivalent of our net assets and distributions, if any, would be adversely affected by reductions in the value of the Renminbi. The value of the Renminbi fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. To the extent that we need to convert United States dollars into Chinese Renminbi for our operations, appreciation of this currency against the United States dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into United States dollars for other business purposes and the United States dollar appreciates against this currency, the United States dollar equivalent of the Renminbi we convert would be reduced. The conversion of Renminbi into foreign currencies such as the United States dollar has been generally based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Historically, the PRC “pegged” its currency to the United States dollar. This meant that each unit of Chinese currency had a set ratio for which it could be exchanged for United States currency, as opposed to having a floating value like other countries’ currencies. Many countries argued that this system of keeping the Chinese currency low when compared to other countries gave Chinese companies an unfair price advantage over foreign companies. Due to mounting pressure from other countries, the PRC recently reformed its economic policies and adopted a floating rate with respect to the Renminbi. Since July 21, 2005, the Renminbi has been pegged to a basket of currencies and permitted to fluctuate within a managed band. This floating exchange rate, and any appreciation of the Renminbi that may result from such rate, could cause the cost of a target business as measured in dollars to increase. Further, target companies may be adversely affected since the competitive advantages that existed as a result of the former policies will cease. We cannot assure you that a target business with which we consummate a business combination will be able to compete effectively with the new policies in place.

If the PRC enacts regulations in our target business’ proposed industry segments that forbid or restrict foreign investment, or if the interpretation and implementation of such existing laws changes, our ability to consummate a business combination could be severely impaired.

Many of the rules and regulations that companies face in the PRC are not explicitly communicated. If new laws or regulations forbid foreign investment in industries in which we want to complete a business combination, they could severely limit the candidate pool of potential target businesses. Additionally, if the relevant Chinese authorities find us or the target business with which we ultimately complete a business combination to be in violation of any existing or future Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;
•	revoking our business and other licenses;
•	requiring that we restructure our ownership or operations;
•	prohibiting possible future PRC subsidiaries or afficiates from returning the investments and profits abroad; and
•	requiring that we discontinue any portion or all of our business.

The imposition of any of the above penalties could result in a material and adverse effect on our ability to conduct our business as well as our financial situation and we might be forced to relinquish our interests in operations.

In many cases, existing regulations with regard to investments from foreign investors and domestic private capital lack detailed explanations and operational procedures, and are subject to interpretation, which may change over time. We thus cannot be certain how the regulations will be applied to our business, either currently or in the future. Moreover, new regulations may be adopted or the interpretation of existing regulations may change, any of which could result in similar penalties, resulting in a material and adverse effect on our ability to conduct our business as well as on our financial situation.

Recent regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that may limit or adversely effect our ability to acquire PRC companies.

SAFE issued a public notice on October 21, 2005 titled “Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Return Investments via Overseas Special Purpose Vehicles,” or Circular 75, requiring PRC residents, including both legal persons and natural persons, to register with an appropriate local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. When a PRC resident contributes the assets or equity interests it holds in a PRC company into the offshore special purpose company, or engages in overseas financing after contributing such assets or equity interests into the offshore special purpose company, such PRC resident shall modify its SAFE registration in light of its interest in the offshore special purpose company and any change thereof. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, long-term equity investment or creation of any security interest. To further clarify the implementation of Circular 75, SAFE issued Circular 106 on May 29, 2007. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing in a timely manner of SAFE registrations by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries can report to the local SAFE authorities to be exempted from liabilities. Failure to comply with the above SAFE registration requirements, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration could result in liabilities under PRC laws for evasion of foreign exchange restrictions. We are committed to complying with the relevant rules. As a result of the foregoing, we cannot assure you that we or the owners of the target business we intend to acquire, as the case may be, will be able to complete the necessary approval, filings and registrations for a proposed business combination. This may restrict our ability to implement our business combination strategy and adversely affect our operations.

If our management following a business combination is unfamiliar with United States securities laws, they may have to expend time and resources becoming familiar with such laws, which could lead to various regulatory issues.

Following a business combination, our management may resign from their positions as officers of the company and the management of the target business at the time of the business combination will remain in place. We cannot assure you that management of the target business will be familiar with United States securities laws. If new management is unfamiliar with our laws, they may have to expend time and resources becoming familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues, which may adversely affect our operations.

Because any target business with which we attempt to complete a business combination may be required to provide our shareholders with financial statements prepared in accordance with and reconciled to United States generally accepted accounting principles, prospective target businesses may be limited.

In connection with providing our shareholders with their redemption rights pursuant to our Amended and Restated Memorandum and Articles of Association in connection with a business combination, we will provide our public shareholders with a prospectus/proxy solicitation or tender offer materials which include information regarding a proposed target company that comply with requirements of United States Federal securities laws in connection with a proxy solicitation, including certain financial statements that are prepared in accordance with, or that can be reconciled to, U.S. generally accepted accounting principles and audited in accordance with U.S. generally accepted auditing standards. To the extent that a proposed target business does not have financial statements that have been prepared with, or that can be reconciled to, U.S. generally accepted accounting principles and audited in accordance with U.S. generally accepted auditing standards, we may not be able to complete a business combination with that proposed target business. These financial statement requirements may limit the pool of potential target businesses with which we may complete a business combination. Furthermore, to the extent that we seek to acquire a target business that does not have financial statements prepared in accordance with United States generally accepted accounting principles, it could make it more difficult for our management to analyze such target business and determine whether it has a fair market value in excess of 80% of our net assets. It could also delay our preparation of our proxy materials and/or tender offer materials that we will send to shareholders relating to the proposed business combination with such a target business, thereby making it more difficult for us to consummate such a business combination.

If we consummate a business combination with a PRC subsidiary, our operating company in Greater China may be subject to restrictions on dividend payments.

If we consummate a business combination with a PRC subsidiary, we will rely on dividends and other distributions from our operating company to provide us with cash flow and to meet our other obligations. Current regulations in the PRC would permit an operating company in the PRC to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, an operating company as a wholly foreign-owned enterprise in the PRC will be required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such reserve account may not be distributed as cash dividends. In addition, if an operating company in the PRC incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

The PRC government has enacted a law on enterprise income tax, and as it implements this law the tax and fee benefits provided to foreign investors and companies to encourage development within the country may be reduced or removed, resulting in expenses which may impact margins and net income.

On March 16, 2007, the PRC’s National People’s Congress approved and promulgated the PRC Enterprise Income Tax Law (the “EIT Law”). The EIT Law took effect on January 1, 2008. Under the EIT Law, foreign investment enterprises, or FIEs, and domestic companies are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. On December 26, 2007, the PRC State Council issued a Notice on Implementing Transitional Measures for Enterprise Income Tax, providing that the enterprises that have been approved to enjoy a low tax rate prior to the promulgation of the EIT Law will be eligible for a five-year transition period since January 1, 2008, during which time the tax rate will be increased step by step to the 25% unified tax rate set out in the EIT Law. From January 1, 2008, for the enterprises whose applicable tax rate was 15% before the promulgation of the EIT Law, the tax rate will be increased to 18% for year 2008, 20% for year 2009, 22% for year 2010, 24% for year 2011, and 25% for year 2012. For the enterprises whose applicable tax rate was 24%, the tax rate was changed to 25% from January 1, 2008. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law. While the EIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the EIT Law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Nevertheless, there can be no assurances that any particular company will continue to qualify as a high technology company supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the EIT Law, a company’s effective tax rate may increase, unless it is otherwise eligible for preferential treatment. Any increase in our or any PRC subsidiary’s tax rate in the future could have a material adverse effect on our financial condition and results of operations.

We may be subject to Chinese corporate withholding taxes in respect of dividends we may receive following a business combination.

In accordance with the EIT Law and its implementing rules, dividends payable by a FIE to its foreign (non-PRC resident) investors that are non-resident enterprises will be subject to a 10% withholding tax if such foreign investors do not have any establishment or place of business within China or if the dividends payable have no connection with the establishment or place of business of such foreign investors within China, to the extent that the dividends are deemed China-sourced income, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. As a result, following a business combination, any of our subsidiaries operating in China will be required to deduct Chinese withholding taxes from dividends distributed to us as the parent entity (unless we are deemed to be a PRC resident enterprise), meaning that we would have less funds to use in connection with our operations as the parent entity or for distribution to our shareholders.

Under PRC laws, arrangements and transactions among related parties may be subject to a high level of scrutiny by the PRC tax authorities.

Under PRC laws, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. Under the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC, the “related party” means the enterprises, other organizations or individuals that have any of the following relations with an enterprise:

•	direct or indirect control relationship with respect to capital, management, sale or purchase, etc.;
•	directly or indirectly controlled by a common third-party;
•	any other relationship of interest.

If any of the transactions we enter into with possible future subsidiaries and affiliated entities are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow any tax savings, adjust the profits and losses of such possible future PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for any such tax savings, or that any of our possible future affiliated entities are not eligible for tax exemptions, would substantially increase our possible future taxes and thus reduce our net income and the value of your investment.

Under the EIT Law, we may be classified as a “resident enterprise” of the PRC for tax purposes and may be subject to PRC income tax on our taxable global income.

Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. It is unclear whether dividends we receive from any subsidiaries operating in China will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of “qualified resident enterprises” is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. If we are required to pay income tax on any dividends we receive from any subsidiaries operating in China, the amount of dividends we could pay to our shareholders would be materially reduced.

Dividends payable by us to our foreign (non-PRC resident) investors and any gain derived by them on the sale or transfer of our ordinary shares or redeemable warrants may be subject to taxes under PRC tax laws.

If we are determined to be a resident enterprise under the EIT Law, dividends payable by us to (or gains realized by) investors that are not tax residents of the PRC (“non-resident investors”) should be treated as income derived from sources within the PRC. In such event, the dividends that non-resident investors receive from us and any such gain derived by such investors on the sale or transfer of our ordinary shares or redeemable warrants should be subject to income tax under the PRC tax laws. Under the EIT Law and its implementing rules, PRC withholding tax at the rate of 10% is applicable to dividends payable to non-resident investors that are enterprises (but not individuals) which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of our ordinary shares or redeemable warrants by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. Under the PRC Individual Income Tax Law and its implementing rules, a 20% PRC withholding tax is applicable to dividends payable to non-resident investors who are individuals, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of our ordinary shares or redeemable warrants by such investors is subject to a 20% PRC income tax if such gain is regarded as income derived from sources within the PRC. Under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of gains that non-resident investors may realize from the sale or transfer of our ordinary shares or redeemable warrants (regardless of whether such gains would be regarded as income from sources within the PRC), but we would have an obligation to withhold PRC income tax at the applicable rate described above (subject to reduction by applicable tax treaties) on dividends that non-resident investors receive from us if such dividends are regarded as income derived from sources within the PRC. If we are required under the PRC tax laws to withhold PRC income tax on dividends payable to our non-resident investors, or if such investors are required to pay PRC income tax on the transfer of our ordinary shares or redeemable warrants under the circumstances mentioned above, the value of their investment in our shares or redeemable warrants may be materially and adversely affected.

If any such PRC tax applies, a non-PRC resident investor may be entitled to a reduced rate of PRC tax under an applicable income tax treaty and/or a deduction against such investor’s domestic taxable income or a foreign tax credit against such investor’s domestic income tax liability (subject to applicable conditions and limitations). In the case of a U.S. Holder (as defined in the section of this report captioned “Taxation —  United States Federal Income Taxation — General”), if a PRC tax applies to dividends paid on our ordinary shares, or to gain from the disposition of our ordinary shares or redeemable warrants, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, the U.S. Holder should be entitled to certain benefits under the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), including a possible reduction in PRC withholding tax on any such dividend income in the case of an individual U.S. Holder and/or the treatment of any such income or gain as arising in the PRC for purposes of calculating such foreign tax credit, if such holder is considered a resident of the United States for the purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available deductions or foreign tax credits.

For a further discussion of these issues, see the section of this report captioned “Taxation — United States Federal Income Taxation.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Prime Acquisition Corp. is an exempted company organized on February 4, 2010 under the laws of the Cayman Islands. We are a blank check company formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses. Although our Amended and Restated Memorandum and Articles of Association do not limit us to a particular geographic region, we intend to focus on operating businesses with primary operations in the Greater China region, which includes Hong Kong, Macau and Taiwan. Our efforts to identify a prospective target business are not limited to a particular industry. To date, our efforts have been limited to organizational activities.

On March 30, 2011, the initial public offering of 3,600,000 units of the Company was consummated. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. Prior to the consummation of the IPO, the Company completed a private placement of 2,185,067 warrants to the Company’s founding stockholders generating gross proceeds of $1,638,800. On May 10, 2011, the Company announced that the underwriters of its IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO). The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

The address of our principal executive offices is No. 322, Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and the address of our registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

B. Business Overview

Introduction

We are a newly formed exempted company organized under the Companies Law of the Cayman Islands. We are a blank check company formed as Prime Acquisition Corp. on February 4, 2010 to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses. Although our Amended and Restated Memorandum and Articles of Association do not limit us to a particular geographic region, we intend to focus on operating businesses with primary operations in Greater China. Our efforts to identify a prospective target business are not be limited to a particular industry.

Investment Objective

Based on the collective investment and acquisition experiences of our management team, our management seeks to identify and target businesses in which our management can assist in the growth and development. Our management intends to acquire a target business or businesses that it believes can achieve long-term appreciation.

We intend to leverage management’s knowledge of Greater China and its markets in order to locate and evaluate attractive businesses, managers with proven records and companies with sound operating and business models.

Given our management team’s collective track record of transactions and contacts, we believe we can identify acquisitions in Greater China and successfully negotiate and consummate our initial business combination.

Investment Philosophy

We currently intend to target our search in the following manner:

•	We seek to capitalize on the fast-growing economy of Greater China by pursuing companies involved in intra-Asia business and trade.
•	We look at opportunities in Greater China characterized by increasing wealth.
•	We focus on markets and industries in which our management team and our board of directors have first-hand experience.
•	We currently expect that some members of our management team will become a part of the management of the combined entity.

Investment Insight and Competitive Advantage

We believe that Greater China’s domestic consumption boom and its emergence as the manufacturing center for the world due to low cost labor, increasingly developed infrastructure and high levels of fixed asset investment enable it to lead strong growth in Asia. We expect that a rapidly expanding middle class in Greater China, particularly in the PRC, will lead to dramatic growth in consumer spending and purchasing power throughout Greater China.

In addition, we believe that many Greater China markets and business networks are characterized by complex ownership structures with a disproportionate number of the companies that compete in these markets being controlled by extended families or by companies in different industries across a region. Unless a buyer has an understanding of this complexity, we believe that it is difficult to identify and act upon investment opportunities. We believe relationships and local knowledge are more important in these situations than in developed markets. Equally critical is understanding that owner/founder families can be particularly sensitive about confidentiality and discretion. In most cases, it is difficult to gain their trust and to structure transactions without pre-existing relationships or market knowledge.

Personal contact and credibility are therefore critical for investing in Greater China. The members of our management team were all born and raised in Greater China and have strong social and professional ties to the region. Our management relies on its network of contacts in the business or financial community, which include entrepreneurs, members of leading local families, senior managers in banks, and partners in law firms and accounting firms. In evaluating an investment, we assess not only the underlying asset value, but also the players involved and their motivation. We believe our competitive advantage is our understanding of various Asian cultures and, through that, our ability to understand the motivations of the owners of a target business.

We intend to focus primarily on acquisitions of middle market companies with valuations between approximately $50 million and $150 million. Our management team’s experience with middle market companies will assist us in identifying suitable targets, as well as negotiating with their owners. We believe we have valuable insights into negotiating and successfully investing in middle market companies in Greater China. Our investment approach includes actively managing our acquisitions, refocusing existing management and resources and attracting and training new managers to augment management teams.

In addition, our management team applies an investment process that includes an analysis of:

•	acquisition multiples;
•	historic and projected financial results;
•	key drivers of revenues and the balance between unit volume and pricing factors;
•	key cost components, including raw materials, labor, overhead and insurance;
•	capital expenditures;
•	working capital needs;
•	micro and macroeconomic factors and trends that impact the business and the industry;
•	the business’s products and its sales channels;
•	qualitative analysis of a company’s management;
•	the competitive dynamics of the industry and the target business’s position; and
•	input from third-party consultants.

Investment Strategy

We look for businesses that have one or more of the following characteristics:

•	Motivated sellers that are seeking liquidity.
•	Businesses that are ready to be public.
•	Businesses that are seeking and have accretive use of additional capital.
•	Companies that are being divested by conglomerates or multinational companies.
•	Poorly valued public companies that can benefit from our management’s experience and expertise.

Management Expertise

We seek to capitalize on the significant experience and relationships of our management team, including Mr. Yong Hui Li, our Chairman, Diana Chia-Huei Liu, our Chief Executive Officer and director, William Tsu-Cheng Yu, our President, Chief Financial Officer and director, Gary Han Ming Chang, our Chief Investment Officer and director, and Hui-Kai Yan, our Chief Operating Officer and director. who collectively have over 78 years of experience in investment banking, fund management, financial services and direct investments, and an aggregate of over 105 years of experience in Asia.

Mr. Li serves as Chairman, Chief Executive Officer, and a director of AutoChina International Limited, an automobile financing company in China (OTCBB: AUTCF) and is the founder, Chairman and Chief Executive Officer of AutoChina Group Inc. and Kaiyuan Real Estate Development Co., Ltd. which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province.

Ms. Liu has served as the President and Managing Director of Cansbridge Capital, a private investment firm specializing in early stage investments along the west coast of North America (namely U.S. and Canada) and Asia, since August 1998. Prior to Cansbridge, Ms. Liu served as the Executive Vice-President at Polaris Securities Group (TW: 6011), an investment firm in Taiwan, where she founded and managed its North American operations from April 1994 to August 1998. Ms. Liu previously served as President and as a director of AutoChina International Limited, a former shell company formed to acquire an operating business in the PRC, prior to its initial business combination on April 9, 2009, and continues to serve as a director for the post-business combination company.

Mr. Yu has served as the Managing Partner of Cansbridge Capital since July 2000. Since October 2009, Mr. Yu has also served as Chief Financial Officer and Chief Operating Officer of Optoplex Corporation, a communication networks company and has served as director to the company since April 2004. From February 2002 to August 2003, Mr. Yu served as the Chief Financial Officer to Telos Technology Corp., a supplier of wireless solutions for voice and data communication networks (acquired by UT Starcom (NASDAQ: UTSI) in 2004). Mr. Yu previously served as Chief Financial Officer and as a director of AutoChina International Limited, a former shell company formed to acquire an operating business in the PRC, prior to its initial business combination on April 9, 2009.

Mr. Chang has served as a Managing Director at Advanced Capital Financial Advisory Ltd., an investment advisory firm, since January 2004 advising companies in the Greater China region on public listings, M&A transactions and senior and bridge lending. From August 1991 to August 2003, Mr. Chang served in various capacities at the Polaris Securities Group, an investment banking firm, including as a member of the Board of Directors at both Polaris Taiwan and Polaris Hong Kong, a managing director of the firm’s Hong Kong operations and as an Executive Vice President heading the brokerage, underwriting, proprietary trading and fixed income business units. Mr. Chang previously served as special advisor to AutoChina International Limited, a former shell company formed to acquire an operating business in the PRC, prior to its initial business combination on April 9, 2009.

Mr. Yan serves as AutoChina International Limited’s Secretary and as a member of AutoChina’s Board of Directors. Mr. Yan has been Senior Vice-President of AutoChina Group Inc. and Kaiyuan Real Estate Development Corp. since August 1997. He is responsible for Finance, Administration and Human Resources at each company. Prior to joining Kaiyuan, from April 1994 to July 1997, Mr. Yan was a member of the Economic and Trade Commission of Hebei provincial government and was responsible for guiding state-owned enterprises through restructuring process and modernization.

Governmental Regulations

Regulations Relating to Foreign Exchange Controls

The principal regulation governing foreign exchange in the PRC is the Foreign Currency Administration Rules (IPPS), as amended. Under these rules, the Renminbi, the PRC’s currency, is freely convertible for trade and service related foreign exchange transactions (such as normal purchases and sales of goods and services from providers in foreign countries), but not for direct investment, loan or investment in securities outside of China unless the prior approval of the SAFE is obtained. FIEs are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Following a business combination, involving a change of equity ownership of a PRC operating entity or through contractual arrangements with a PRC operating entity, our subsidiary will likely be an FIE as a result of our ownership structure. With such registration certificates, FIEs are allowed to open foreign currency accounts including a “current account” and “capital account.” Currency transaction within the scope of the “current account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. Such transactions are subject to the consent of banks which are authorized by the SAFE to review “current account” currency transactions. However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE. This prior approval may delay or impair our ability to operate following a business combination.

On October 21, 2005, SAFE issued a public notice named Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Return Investments via Overseas Special Purpose Vehicles, or the Circular 75, requiring PRC residents, including both legal persons and natural persons, to register with an appropriate local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. When a PRC resident contributes the assets or equity interests it holds in a PRC company into the offshore special purpose company, or engages in overseas financing after contributing such assets or equity interests into the offshore special purpose company, such PRC resident shall modify its SAFE registration in light of its interest in the offshore special purpose company and any change thereof. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, long-term equity investment or creation of any security interest. To further clarify the implementation of Circular 75, SAFE issued Circular 106 on May 29, 2007. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing in a timely manner of SAFE registrations by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries can report to the local SAFE authorities to be exempted from liabilities. Failure to comply with the above SAFE registration requirements, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

On August 29, 2008, SAFE promulgated a notice, or Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used for purposes within the foreign-invested enterprise’s approved business scope. Violations of Circular 142 will result in severe penalties, including substantial fines as set forth in the PRC Foreign Exchange Administration Regulations.

For risks related to the aforementioned regulations relating to foreign exchange controls, see “Risk Factors — Risks associated with acquiring and operating a target business in Greater China — Exchange controls that exist in the PRC may limit our ability to utilize our cash flow effectively following a business combination.” and “Risk Factors — Risks associated with acquiring and operating a target business in Greater China — Recent regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that may limit or adversely effect our ability to acquire PRC companies.”

Regulations Relating to Taxation

On March 16, 2007, the National People’s Congress approved and promulgated the PRC Enterprise Income Tax Law (the “EIT Law”). The EIT Law took effect on January 1, 2008. Under the EIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. For the enterprises whose applicable tax rate was 24%, the tax rate was changed to 25% from January 1, 2008. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law. While the EIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the EIT Law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Nevertheless, there can be no assurances that any particular company will continue to qualify as a high technology company supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the EIT Law, a company’s effective tax rate may increase, unless it is otherwise eligible for preferential treatment. Any increase in our or any PRC subsidiary’s tax rate in the future could have a material adverse effect on our financial condition and results of operations. For risks related to the aforementioned regulations relating to taxation, see “Risk Factors — Risks associated with acquiring and operating a target business in Greater China — The PRC government has enacted a law on enterprise income tax, and as it implements this law the tax and fee benefits provided to foreign investors and companies to encourage development within the country may be reduced or removed, resulting in expenses which may impact margins and net income.” “Risk Factors — Risks associated with acquiring and operating a target business in Greater China — We may be subject to Chinese corporate withholding taxes in respect of dividends we may receive following a business combination.” “Risk Factors — Risks associated with acquiring and operating a target business in Greater China — Under the EIT Law, we may be classified as a “resident enterprise” of the PRC for tax purposes and may be subject to PRC income tax on our taxable global income.” “Risk Factors — Risks associated with acquiring and operating a target business in Greater China — Dividends payable by us to our foreign (non-PRC resident) investors and any gain derived by them on the sale or transfer of our shares or warrants may be subject to taxes under PRC tax laws.”

Regulation of Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;
•	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;
•	The Sino-foreign Cooperative Joint Venture Law (1988), as amended;
•	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Joint Venture Law (1995), as amended;
•	The Wholly Foreign-Owned Enterprise Law (1986), as amended; and
•	The Regulations of Implementation of the Wholly Foreign–Owned Enterprise Law (1990), as amended.

We may be a foreign investment enterprise following the business combination. Following a business combination, we will likely be a foreign-invested enterprise as a result of our ownership structure. Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

Regulation of Foreign Investors’ Merging Chinese Enterprises

On August 8, 2006, the Ministry of Commerce (“MOFCOM”), together with several other government agencies, promulgated the Provision on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which took effect on September 8, 2006 and was amended on June 22, 2009, to more effectively regulate foreign investment in PRC domestic enterprises. The M&A Rules established, among other things, additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming, complex and uncertain, including but without limitations, the requirement in some instances that the approval of MOFCOM be obtained in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Depending on the structure of the transaction, the M&A Rules will require the Chinese parties to make a series of applications and supplemental applications to the competent government agencies, some of which must be made within strict time limits and depending on approvals from one or the other of the government agencies. The application process has been supplemented to require the presentation of economic data concerning a transaction, including appraisals of the business to be acquired and credit certification of the acquirer which will permit the government to assess the economics of a transaction in addition to the compliance with legal requirements. Moreover, acquisitions of Chinese domestic companies relating to “important industries” or affecting the national economic security or resulting in the transfer of “actual control” of companies having “famous Chinese brand names” or “well established Chinese brand names” must be reported and approved by MOFCOM and other relevant agencies. The M&A Rules also require offshore special purpose vehicles, or SPVs, formed for the purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the China Securities Regulation Commission prior to the listing and trading of such SPV’s securities on an overseas stock exchange. For risks related to the M&A Rules, see “Risk Factors — Risks associated with acquiring and operating a target business in Greater China — As a result of the M&A Rules, it is expected that acquisitions will take longer and be subject to economic scrutiny by the PRC government authorities such that we may not be able to complete a transaction.” and “Risk Factors — Risks associated with acquiring and operating a target business in Greater China — Because the M&A Rules permit the government agencies to have scrutiny over the economics of an acquisition transaction and require consideration in a transaction to be paid within stated time limits, we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in a transaction.”

Contractual Arrangements

The government of the PRC has restricted or limited foreign ownership of certain kinds of assets and companies operating in a wide variety of industries, including certain aspects of telecommunications, food production, and heavy equipment manufacturers. The PRC may apply these restrictions in other industries in the future. In addition, there can be restrictions on the foreign ownership of businesses that are determined from time to time to be in “important industries” that may affect the national economic security or having “famous Chinese brand names” or “well established Chinese brand names.” Subject to the review requirements of the Ministry of Commerce and other relevant agencies as discussed elsewhere for acquisitions of assets and companies in the PRC and subject to the various percentage ownership limitations that exist from time to time, acquisitions involving foreign investors and parties in the various restricted categories of assets and industries may nonetheless sometimes be consummated using contractual arrangements with permitted Chinese parties. To the extent that such agreements are employed, they may be for control of specific assets such as intellectual property or control of blocks of the equity ownership interests of a company. The agreements would be designed to provide our company with the economic benefits of and control over the subject assets or equity interests similar to the rights of full ownership, while leaving the technical ownership in the hands of Chinese parties who would likely be designated by our company.

For example, these contracts could result in a structure where, in exchange for our payment of the acquisition consideration, (i) the target company would be majority owned by Chinese residents whom we designate and the target company would continue to hold the requisite licenses for the target business, and (ii) we would establish a new subsidiary in China which would provide technology, technical support, consulting and related services to the target company in exchange for fees, which would transfer to us substantially all of the economic benefits of ownership of the target company.

These contractual arrangements would be designed to provide the following:

•	Our exercise of effective control over the target company;
•	A substantial portion of the economic benefits of the target company would be transferred to us; and
•	We, or our designee, would have an exclusive option to purchase all or part of the equity interests in the target company owned by the Chinese residents whom we designate, or all or part of the assets of the target company, in each case when and to the extent permitted by Chinese regulations.

While we cannot predict the terms of any such contract that we will be able to negotiate, at a minimum, any contractual arrangement would need to provide us with (i) effective control over the target’s operations and management either directly through board control or through affirmative and/or negative covenants and veto rights with respect to matters such as entry into material agreements, management changes and issuance of debt or equity securities, among other potential control provisions and (ii) a sufficient level of economic interest to ensure that we satisfy the 80% net asset test required for our initial business combination. We have not, however, established specific provisions which must be in an agreement in order to meet the definition of business combination. We would obtain an independent appraisal from an investment bank or industry expert for the purpose of determining the fair value of any contractual arrangement.

These agreements likely also would provide for increased ownership or full ownership and control by us when and if permitted under PRC law and regulation. If we choose to effect a business combination that employs the use of these types of control arrangements, we may have difficulty in enforcing our rights. Therefore these contractual arrangements may not be as effective in providing us with the same economic benefits, accounting consolidation or control over a target business as would direct ownership through a merger or stock exchange. For example, if the target business or any other entity fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and expend substantial resources to enforce such arrangements, and rely on legal remedies under Chinese law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be sufficient to off-set the cost of enforcement and may adversely affect the benefits we expect to receive from the business combination.

Moreover, we expect that the contractual arrangements upon which we would be relying would be governed by Chinese law and would be the only basis of providing resolution of disputes which may arise through either arbitration or litigation in China. Accordingly, these contracts would be interpreted in accordance with Chinese law and any disputes would be resolved in accordance with Chinese legal procedures. Uncertainties in the Chinese legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert the effective level of control over the target business.

We have not selected any target business or target industry on which to concentrate our search for a business combination and we are, therefore, unable to determine at this time what form an acquisition of a target business will take.

Effecting a Business Combination

General

We are not required to have a shareholder vote to approve our initial business combination, unless the nature of the business combination would require shareholder approval under applicable Cayman Islands law. Shareholders’ approval would normally only be required under Cayman Islands law where the business combination involved a statutory merger of our company with another company or a scheme of arrangement sanctioned by the Grand Court of the Cayman Islands where our shareholders would give up or transfer their shares in our company in consideration of the issue of shares in another company, amendments to our memorandum and articles of association, a change in the par value of our shares or a change in the amount of our authorized share capital. A merger of our wholly-owned subsidiary with another company would not normally require shareholders approval under our memorandum and articles or the Cayman Companies Law. Accordingly, we have a high degree of flexibility in structuring and consummating our initial business combination, and currently intend to structure our initial business combination so that a shareholder vote is not required. Notwithstanding, our Amended and Restated Memorandum and Articles of Association provide that public shareholders will be entitled to cause us to redeem their ordinary shares for cash equal to the pro rata share of the aggregate amount then in the trust account (initially approximately $10.02 per share), including the deferred underwriting discounts and commissions and accrued but undistributed interest, net of (i) taxes payable, and (ii) interest income earned on the trust account previously released to us to fund our working capital and general corporate requirements (any amounts in the trust account in excess of $10.02 per public share) in connection with our initial business combination.

We will proceed with a business combination only if public shareholders owning less than 83% of the shares sold in our IPO exercise their redemption rights. The redemption threshold was set at 83% so that we would have a minimum of approximately $5,000,000 in shareholder’s equity post initial public offering, which permits us to not comply with Rule 419 of the Securities Act. However, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the number of shareholders who can redeem their shares in connection with such business combination or requiring us to obtain an alternative source of funding. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate a business combination below such minimum amount and we are not able to locate an alternative source of funding, we will not be able to consummate such business combination and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to wait until September 30, 2012 (or March 30, 2013 pursuant to the automatic period extension) in order to be able to receive a pro rata portion of the trust account in connection with our dissolution and liquidation. See the risk factor entitled “Even though we have a redemption threshold of 83%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.”

In order to redeem the public shares for cash upon the consummation of a business combination, we will initiate an issuer tender offer by filing tender offer documents with the SEC prior to such business combination in accordance with Rule 13e-4 and Regulation 14E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. The tender offer documents will comply with the disclosure required by Regulations 14A and 14C of the Exchange Act even if we are not at the time required to comply with such regulations by virtue of our status as a foreign private issuer. The closing of the business combination will be cross-conditioned with the closing of the tender offer.

In connection with the tender offer, we are required to offer redemption rights to all holders of our ordinary shares. Our founders have agreed to not redeem their securities in such tender offer, which will ensure that the per share amount of $10.02 reserved for redemption of the public shares will not be reduced.

We will have until September 30, 2012 (or March 30, 2013 pursuant to the automatic period extension) to consummate a business combination. If we are unable to consummate a business combination by the applicable date, we will dissolve as promptly as practicable and liquidate and release to our public shareholders, as part of our plan of distribution, the amount in our trust account and any remaining net assets.

Our initial business combination must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the balance held in our trust account (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable) at the time of such acquisition. The fair market value of the target will be determined by our board of directors based upon an analysis conducted by them (which may include an analysis of actual and potential sales, earnings, cash flow and/or book value). We anticipate structuring a business combination to acquire 100% of the equity interests or assets of the target business. We may, however, structure a business combination to acquire less than 100% of such interests or assets of the target business, but will not acquire less than a controlling interest and will in all instances be the controlling shareholder of the target company. The key factors that we will rely on in determining controlling shareholder status would be our acquisition of more than 50% of the voting rights of the target company and control of the majority of any governing body of the target company. We will not consider any transaction that does not meet such criteria. If we acquire only a controlling interest in a target business or businesses, the portion of such business that we acquire must have a fair market value equal to at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions and taxes payable), as described above. If we determine to acquire several businesses simultaneously and such businesses are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent integration of the operations and services or products of the acquired companies into a single operating business.

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time until we complete a business combination. We intend to utilize the cash proceeds of our IPO and the private placement of the placement warrants, our capital securities, debt or a combination of these as consideration to be paid in a business combination. While substantially all of the net proceeds of our IPO are allocated to completing a business combination, the proceeds are not otherwise designated for more specific purposes. Accordingly, prospective investors will at the time of their investment in us not be provided an opportunity to evaluate the specific merits or risks of one or more target businesses. If the initial business combination is paid for using equity or debt securities or additional funds from a private offering of debt or equity securities or borrowings, we may apply the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of the acquired business or businesses, the payment of principal or interest due on indebtedness incurred in consummating our initial business combination, funding the purchase of other companies or for working capital. We may engage in a business combination with a company that does not require significant additional capital but is seeking a public trading market for its shares and that wants to merge with an already public company to add the experience of the public company’s management team to its company and to avoid the risk that market conditions will not be favorable for an initial public offering at the time the offering is ready to be sold, despite the fact that merging with us would require similar disclosures and, potentially, a similar timeframe as an initial public offering. We may seek to effect a business combination with more than one target business, although our limited resources may serve as a practical limitation on our ability to do so.

Prior to consummation of our initial business combination, we seek to have all prospective target businesses we enter into agreements with and all vendors and service providers that we contract to provide services to us, which we collectively refer to as the contracted parties, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders. There is no guarantee that we will be able to get waivers from the contracted parties and there is no guarantee that even if the contracted parties executed such agreements with us that such waivers will be enforceable by operation of law or that the contracted parties would be prevented from bringing claims against the trust account. In the event that a potential contracted party were to refuse to execute such a waiver, we will execute an agreement with that person only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another person willing to execute such a waiver. Examples of instances where we may engage a third-party that refused to execute a waiver would be the engagement of a third-party consultant whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation where management does not believe it would be able to find a provider of required services willing to provide the waiver. If we are unable to complete a business combination and are forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties. Under these circumstances, our board of directors would have a fiduciary obligation to our shareholders to bring a claim against our founders to enforce their indemnification obligations.

Subject to the requirement that a target business or businesses have a fair market value of at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable) at the time of our initial business combination, we have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses. Accordingly, there is no current basis for our shareholders to evaluate the possible merits or risks of the target business with which we may ultimately complete a business combination. Although our management will assess the risks inherent in a particular target business with which we may combine, we cannot assure you that this assessment will result in our identifying all risks that a target business may encounter. Furthermore, some of those risks may be outside of our control, meaning that we can do nothing to control or reduce the chances that those risks will adversely impact a target business.

We intend to focus on potential target businesses with valuations between $50 million and $150 million. We believe that our available working capital following our IPO, together with the issuance of additional equity and/or the issuance of debt, would support the acquisition of such a target business. The mix of additional equity and/or debt would depend on many factors. The proposed funding for any such business combination would be disclosed in the proxy materials and/or tender offer materials relating to the required shareholder redemption rights.

Sources of target businesses

We anticipate that target businesses may be brought to our attention from various unaffiliated parties such as investment banking firms, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and similar sources. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates. After the completion of our IPO, our management team have and will speak to their various contacts to inform them that we are seeking a target business and request any information that they have for suitable targets. In addition, we expect that following our IPO we will receive unsolicited information about potential targets from those who are aware of the blank check market and have noted (either through publications or a monitoring of the SEC’s web site) that we have completed our initial public offering. We will not (i) consummate a business combination with a target business that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with our founders or our directors or officers, or (ii) consummate a business combination with any underwriter, or underwriting selling group member, or any of their affiliates, unless we obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the FINRA that a business combination with such target business is fair to our shareholders from a financial point of view.

We may pay fees or compensation to third parties for their efforts in introducing us to potential target businesses. We may seek to engage someone to assist in finding a potential target business if our management feels that they need assistance to find a suitable target business. If a finder approaches us on an unsolicited basis, our management would decide whether to work with that finder (and pay a finders’ fee) depending on the potential target business such finder proposes. Such payments are typically, although not always, calculated as a percentage of the dollar value of the transaction. We have not anticipated use of a particular percentage fee, but instead will seek to negotiate the smallest reasonable percentage fee consistent with the attractiveness of the opportunity and the alternatives, if any, that are then available to us. We may make such payments to entities we engage for this purpose or entities that approach us on an unsolicited basis. Payment of finders’ fees is customarily tied to consummation of a transaction and certainly would be tied to a completed transaction in the case of an unsolicited proposal. Although it is possible that we may pay finders’ fees in the case of an uncompleted transaction, we consider this possibility to be extremely remote. Other than any share options granted to our officers, directors, employees, and/or consultants (as further described in the section titled “Compensation — Share Options”), in no event will we pay any of our officers or directors or any entity with which they are affiliated any finder’s fee or other compensation for services rendered to us prior to or in connection with the consummation of a business combination. In addition, none of our officers or directors will receive any finder’s fee, consulting fees or any similar fees from any person or entity in connection with any business combination involving us. Following such business combination, however, our officers or directors may receive compensation or fees including compensation approved by the board of directors for customary director’s fees for our directors that remain following such business combination. Our directors have advised us that they will not take an offer regarding their compensation or fees following a business combination into consideration when determining which target businesses to pursue.

Selection of a target business and structuring of a business combination

Subject to the requirement that our initial business combination must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable) at the time of such acquisition, our management has virtually unrestricted flexibility in identifying and selecting a prospective target business.

We intend to acquire an operating business through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination; however, there are a number of industries in certain countries (such as China) in which direct foreign investment is restricted (including telecommunications services, and online commerce). Therefore, if a target business is subject to these requirements, we may seek to acquire control of the target business through contractual arrangements with companies licensed to operate in the relevant jurisdiction and their owners.

We will not consider any transaction that does not meet the above described criteria.

In evaluating a prospective target business, our management primarily considers the criteria and guidelines set forth above under the captions “— Investment Insight and Competitive Advantage” and “— Investment Strategy.” In addition, our management considers, among other factors, the following:

•	financial condition and results of operations;
•	growth potential;
•	brand recognition and potential;
•	experience and skill of management and availability of additional personnel;
•	capital requirements;
•	competitive position;
•	barriers to entry by competitors;
•	stage of development of the business and its products or services;
•	existing distribution arrangements and the potential for expansion;
•	degree of current or potential market acceptance of the products or services;
•	proprietary aspects of products and the extent of intellectual property or other protection for products or formulas;
•	impact of regulation on the business;
•	regulatory environment of the industry;
•	seasonal sales fluctuations and the ability to offset these fluctuations through other business combinations, introduction of new products, or product line extensions; and
•	costs associated with effecting the business combination.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management to our business objective. In evaluating a prospective target business, we expect to conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as well as review of financial and other information which will be made available to us.

The time required to select and evaluate a target business and to structure and complete the business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

Fair market value of target business or businesses

The initial target business or businesses with which we combine must have a collective fair market value equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable) at the time of such business combination. At the time we propose a business combination to our shareholders, we will provide detailed information about the combined company’s capital structure, and will present the information assuming no redemptions and full redemptions by public shareholders.

The fair market value of the target will be determined by our board of directors based upon an analysis conducted by them (which may include an analysis of actual and potential sales, earnings, cash flow and/or book value). If our board is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of FINRA with respect to the satisfaction of such criterion. Any such opinion will be included in our proxy materials and/or tender offer materials furnished to our shareholders in connection with a business combination, and that such independent investment banking firm will be a consenting expert. We will not be required to obtain an opinion from an investment banking firm as to the fair market value of the business if our board of directors independently determines that the target business or businesses has sufficient fair market value to meet the threshold criterion, unless: (i) the business combination is with a target business affiliated with our founders, or our directors or officers, or with the underwriters, underwriting selling group members or their affiliates as described in more detail herein; or (ii) we were engaging in a business combination through contractual arrangements, as described under the heading “—Govermental Regulation—Contractual Arrangements” above.

Although there is no limitation on our ability to raise funds privately or through loans that would allow us to acquire a company with a fair market value greater than 80% of the balance in the trust account, no such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

Issuance of additional debt or equity

We intend to focus on potential target businesses with valuations between $50 million and $150 million, although we may ultimately not seek to acquire a target business within this valuation range. We determined to value our IPO at $40 million in order to facilitate a transaction in our targeted range. We believe that our available working capital following our IPO would support the acquisition of such a target business. In addition, we believe that this range is appropriate given that we can issue equity and/or debt securities as part of the consideration to be paid for an acquisition, even in light of the possibility of 83% redemptions by shareholders who own shares to be issued in the initial public offering. To consummate such an acquisition we may need to issue additional equity securities and/or incur additional debt financing. As the valuation of the proposed target business moves from the lower end to the higher end of that range, a greater amount of such additional equity or debt would be required. The mix of debt or equity would be dependent on the nature of the potential target business, including its historical and projected cash flow and its projected capital needs and the number of our shareholders who exercise their redemption rights. It would also depend on general market conditions at the time including prevailing interest rates and debt to equity coverage ratios. For example, capital intensive businesses usually require more equity and mature businesses with steady historical cash flow may sustain higher debt levels than growth companies.

We believe that it is typical for private equity firms and other financial buyers to use leverage to acquire operating businesses. Such debt is often in the form of both senior secured debt as well as subordinated debt, which may be available from a variety of sources. Banks and other financial institutions may provide senior or senior secured debt based on the target company’s cash flow. Mezzanine debt funds or similar investment vehicles may provide additional funding on a basis that is subordinate to the senior or secured lenders. Such instruments typically carry higher interest rates and are often accompanied by equity coverage such as warrants. We cannot assure you that such financing would be available on acceptable terms, if at all. The proposed funding for any such business combination would be disclosed in the proxy materials and/or tender offer materials relating to the required shareholder redemption rights.

Lack of business diversification

While we may seek to effect business combinations with more than one target business, our initial business combination must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable) at the time of such acquisition, as discussed above. Consequently, we expect to complete only a single business combination, although this may entail a simultaneous combination with several operating businesses at the same time. At the time of our initial business combination, we may not be able to acquire more than one target business because of various factors, including complex accounting or financial reporting issues. For example, we may need to present pro forma financial statements reflecting the operations of several target businesses as if they had been combined historically.

A simultaneous combination with several target businesses also presents logistical issues such as the need to coordinate the timing of negotiations, proxy materials and/or tender offer materials disclosure and closings. In addition, if conditions to closings with respect to one or more of the target businesses are not satisfied, the fair market value of the business could fall below the required fair market value threshold of 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable).

Accordingly, while it is possible that we may attempt to effect our initial business combination with more than one target business, we are more likely to choose a single target business if all other factors appear equal. This means that for an indefinite period of time, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By consummating a business combination with only a single entity, our lack of diversification may:

•	subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after a business combination, and
•	cause us to depend on the marketing and sale of a single product or limited number of products or services.

If we complete a business combination structured as a merger in which the consideration is our securities, we would have a significant amount of cash available to make add-on acquisitions following our initial business combination.

Limited ability to evaluate the target business’ management

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting a business combination with that business, we cannot assure you that our assessment of the target business’ management will prove to be correct. In addition, we cannot assure you that the future management will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business cannot presently be stated with any certainty. While we expect that some of our officers and directors will remain associated in some capacity with us following a business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to a business combination. Moreover, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.

Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Limited available information for privately-held target companies

In accordance with our acquisition strategy, it is quite possible that we will seek a business combination with one or more privately-held companies. Generally, very little public information exists about these companies, and we will be required to rely on the ability of our officers and directors to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, then we may not make a fully informed investment decision, and we may lose money on our investments.

Limited resources and significant competition for business combinations

We will encounter intense competition from entities having a business objective similar to ours, including private equity groups and leveraged buyout funds, as well as operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience in identifying and completing business combinations. A number of these competitors possess greater technical, financial, human and other resources than we do. Our limited financial resources may have a negative effect on our ability to compete in acquiring certain sizable target businesses. Further, our obligation to redeem for cash the ordinary shares held by shareholders who elect redemption may reduce the financial resources available for a business combination. Our outstanding warrants and the future dilution they potentially represent may not be viewed favorably by certain target businesses. In addition, if our initial business combination entails a simultaneous purchase of several operating businesses owned by different sellers, we may be unable to coordinate a simultaneous closing of the purchases. This may result in a target business seeking a different buyer and our being unable to meet the threshold requirement that the target business has, or target businesses collectively have, a fair market value equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable) at the time of such combination.

Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination. We cannot assure you that we will be able to successfully compete for an attractive business combination. Additionally, because of these factors, we cannot assure you that we will be able to effectuate a business combination within the required time periods. If we are unable to find a suitable target business within such time periods, we will automatically dissolve and liquidate.

Shareholder vote to approve a business combination in certain circumstances

Shareholders’ approval would normally only be required under Cayman Islands law where the business combination involved a statutory merger of our company with another company or a scheme of arrangement sanctioned by the Grand Court of the Cayman Islands where our shareholders would give up or transfer their shares in our company in consideration of the issue of shares in another company, amendments to our memorandum and articles of association, a change in the par value of our shares or a change in the amount of our authorized share capital. A merger of our wholly-owned subsidiary with another company would not normally require shareholders approval under our memorandum and articles or the Cayman Companies Law. We will proceed with a business combination requiring shareholder approval only if a majority of the public shares voted at the extraordinary general meeting of shareholders called for the purpose of approving our initial business combination are voted in favor of the business combination and public shareholders owning less than 83% of the shares sold in our IPO exercise their redemption rights. The redemption threshold was set at 83% in our amended and restated memorandum and articles of association so that we would have a minimum of approximately $5,000,000 in shareholder’s equity post initial public offering, which permits us to not comply with Rule 419 of the Securities Act. However, regardless of the requirements of our amended and restated memorandum and articles of association a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have at the time of closing.

We will have until September 30, 2012 (or March 30, 2012 pursuant to the automatic period extension) to consummate a business combination. If, by September 30, 2012, or March 30, 2012, as applicable, we have not consummated a business combination, we will automatically dissolve and as promptly as practicable liquidate the trust account as described herein.

In connection with a shareholder vote to approve our initial business combination and/or amend Article 156 of our Amended and Restated Memorandum and Articles of Association (the article that contains all of the special provisions applicable to us prior to and in connection with our initial business combination) prior to consummation of our initial business combination, our founders have agreed to vote their founders’ shares in the same manner as a majority of the public shareholders who vote at the special or annual meeting called for such purpose. In addition, each of our founders, directors, and officers has agreed that if he, she or it acquires ordinary shares in or following our IPO, he, she or it will vote all such acquired shares in favor of any business combination presented to our shareholders by our board of directors, and not to exercise redemption rights in connection with such shares. With respect to a vote to amend Article 156 of our amended and restated memorandum and articles of association, our founders, directors, and officers may vote any shares acquired by them in or following our IPO in any way they wish.

Extension of time to complete a business combination to March 30, 2013

We have until September 30, 2012 to effect our initial business combination. However, unlike most other blank check companies, if we have entered into a letter of intent, agreement in principle or definitive agreement with respect to a business combination by September 30, 2012, the date before which we must complete our initial business combination will automatically be extended for an additional 6 months, to avoid being required to liquidate, until March 30, 2013. If the period is extended, we will not be limited to completing the business combination contemplated at the time of the automatic period extension.

We believe that extending the date before which we must complete our initial business combination to March 30, 2013 may be necessary due to the circumstances involved in the evaluation and closing of a business combination in Greater China, including preparing audited financial statements in accordance with applicable accounting standards, the possible need for restructuring and reorganizing corporate entities and assets (particularly with respect to state-owned enterprises) and the requirements of complex local regulatory filings and approvals.

If at the end of the extended period we have not effected such business combination, we will dissolve as promptly as practicable and liquidate and release only to our public shareholders, as part of our plan of distribution, the proceeds of the trust account, including the deferred underwriting discounts and commission and accrued but undistributed interest, net of (i) taxes payable, and (ii) interest income earned on the trust account previously released to us to fund our working capital and general corporate requirements (any amounts in the trust account in excess of $10.02 per public share).

Redemption rights for shareholders in connection with our initial business combination

Unlike many other blank check companies, we are not required to have a shareholder vote to approve our initial business combination, unless the nature of the business combination would require shareholder approval under applicable Cayman Islands law. Shareholders’ approval would normally only be required under Cayman Islands law where the business combination involved a statutory merger of our company with another company or a scheme of arrangement sanctioned by the Grand Court of the Cayman Islands where our shareholders would give up or transfer their shares in our company in consideration of the issue of shares in another company, amendments to our memorandum and articles of association, a change in the par value of our shares or a change in the amount of our authorized share capital. A merger of our wholly-owned subsidiary with another company would not normally require shareholders approval under our memorandum and articles or the Cayman Companies Law. Accordingly, we have a high degree of flexibility in structuring and consummating our initial business combination, and currently intend to structure our initial business combination so that a shareholder vote is not required. Notwithstanding, our Amended and Restated Memorandum and Articles of Association provide that shareholders will be entitled to cause us to redeem their ordinary shares for cash equal to the pro rata share of the aggregate amount then in the trust account (initially approximately $10.02 per share), including the deferred underwriting discounts and commissions and accrued but undistributed interest, net of (i) taxes payable, and (ii) interest income earned on the trust account previously released to us to fund our working capital and general corporate requirements (any amounts in the trust account in excess of $10.02 per public share) in connection with our initial business combination.

We will proceed with a business combination only if public shareholders owning less than 83% of the shares sold in our IPO exercise their redemption rights. The redemption threshold was set at 83% so that we would have a minimum of approximately $5,000,000 in shareholder’s equity post initial public offering, which permits us to not comply with Rule 419 of the Securities Act. However, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the number of shareholders who can redeem their shares in connection with such business combination or requiring us to obtain an alternative source of funding. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate a business combination below such minimum amount and we are not able to locate an alternative source of funding, we will not be able to consummate such business combination and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to wait until September 30, 2012 (or March 30, 2012 pursuant to the automatic period extension) in order to be able to receive a pro rata portion of the trust account in connection with our dissolution and liquidation. See the risk factor entitled “Even though we have a redemption threshold of 83%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.”

In order to redeem the public shares for cash upon the consummation of a business combination, we will initiate an issuer tender offer by filing tender offer documents with the SEC prior to such business combination in accordance with Rule 13e-4 and Regulation 14E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. The tender offer documents will comply with the disclosure required by Regulations 14A and 14C of the Exchange Act even if we are not at the time required to comply with such regulations by virtue of our status as a foreign private issuer. The closing of the business combination will be cross-conditioned with the closing of the tender offer.

In connection with the tender offer, we are required to offer redemption rights to all holders of our ordinary shares. Our founders have agreed to not redeem their securities in such tender offer, which will ensure that the per share amount of $10.02 reserved for redemption of the public shares will not be reduced.

The right of redemption is valid only when a shareholder exercises such redemption rights. Shareholders who cause us to redeem their ordinary shares for a pro rata share of the trust account will be paid their redemption price as promptly as practicable upon consummation of a business combination, and will continue to have the right to exercise any warrants they own. Our founders have agreed to not redeem their founders’ shares or any of the shares sold in our IPO or any of the shares that they may acquire in the secondary market. This redemption could have the effect of reducing the amount distributed to us from the trust account by up to approximately $30,380,329, assuming redemption of the maximum of 83% of the eligible ordinary shares. However, regardless of the requirements of our amended and restated memorandum and articles of association a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have at the time of closing.

Unlike other blank check companies, we are only required to have a shareholder vote if required pursuant to applicable law, in which case public shareholders will be entitled to cause us to redeem their ordinary shares via the tender offer described above for a pro rata portion of the trust account regardless of whether they vote in favor of or against our initial business combination as long as the business combination is approved and consummated. A shareholder is not required to vote against the initial business combination in order to exercise redemption rights.

At our option, we may require shareholders to tender their certificates to our transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System no later than the business day immediately preceding the consummation or our initial business combination. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker approximately $35 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. We may require these certification and delivery requirements in connection with a business combination because shareholders of blank check companies who elect to redeem their shares sometimes fail to deliver their share certificates following a business combination, effectively revoking their redemption election, and resulting in an administrative burden for the company and uncertainty relating to its capital structure. We will determine whether to implement these certification requirements at the time of the distribution of the proxy materials and/or tender offer materials to our shareholders in connection with the business combination based on our assessment of the likelihood and degree to which redeeming shareholders may fail to deliver their certificates given the then current market conditions.

The proxy materials and/or tender offer materials that we will furnish to shareholders in connection with a proposed business combination will indicate whether we are requiring shareholders to satisfy such certification and delivery requirements. Accordingly, a shareholder would have from the time we send out our proxy statement or tender offer materials up until the business day immediately preceding the vote on the proposed business combination or the date of the closing of the tender offer to deliver his shares if he wishes to seek to exercise his redemption rights. This time period varies depending on the specific facts of each transaction. However, our articles require that we provide not less than 10 clear days prior notice of the shareholders meeting, and the SEC rules and regulations governing issuer tender offers require that the offer be open for at least 20 business days. Because the delivery process is within the shareholder’s control and, whether or not he is a record holder or his shares are held in “street name,” can be accomplished by the shareholder in a matter of hours simply by contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System, we believe either of these time periods is sufficient for investors generally. Notwithstanding, because we do not have any control over the process, it may take significantly longer than we anticipated and investors may not be able to seek redemption in time.

Any request for redemption, once made, may be withdrawn at any time prior to the business day prior to consummation of our initial business combination, unless the proxy materials and/or tender offer materials specify a different date. Furthermore, if a shareholder delivers his certificate for redemption and subsequently withdraws his request for redemption, he may simply request that the transfer agent return his certificate (physically or electronically).

Automatic dissolution and liquidation if no business combination

Pursuant to the terms of the trust agreement by and between us and American Stock Transfer & Trust Company, our Amended and Restated Memorandum and Articles of Association and applicable provisions of Cayman Islands law, if we do not consummate our initial business combination September 30, 2012 (or March 30, 2013 pursuant to the automatic period extension), we will automatically dissolve as promptly as practicable and liquidate and release only to our public shareholders, as part of our plan of distribution, the amount in our trust account, including the deferred underwriting discounts and commission and accrued but undistributed interest, net (i) of taxes payable, and (ii) interest income earned on the trust account previously released to us to fund our working capital and general corporate requirements (any amounts in the trust account in excess of $10.02 per public share). In addition, we will release only to our public shareholders, as part of our plan of distribution, any remaining net assets. No vote would be required from our shareholders to commence such a voluntary winding up and dissolution.

In the case of a full voluntary liquidation procedure, a liquidator in practice would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. We anticipate the trust account would be liquidated shortly following the expiration of the 21 day period. As soon as the affairs of the company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least 21 days before it takes place. After the final meeting, the liquidator must make a return to the Registrar confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved. We anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after expiration of the 21 day period.

Additionally, in any liquidation proceedings of our company under Cayman Islands’ law, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them. Furthermore, a liquidator of our company might seek to hold a shareholder liable to contribute to our estate to the extent of distributions received by them pursuant to the dissolution of the trust account beyond the date of dissolution of the trust account. Additionally, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims for having paid public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our founders have agreed to waive their rights to participate in any liquidating distribution as part of our plan of distribution with respect to the ordinary shares acquired by them before our IPO, including the founders’ shares, but not with respect to any public shares they acquire in our IPO or aftermarket, if we fail to consummate a business combination. There will be no distribution from the trust account with respect to our warrants, and all rights of our warrants will terminate upon our liquidation.

We estimate that our total costs and expenses for implementing and completing our shareholder-approved dissolution and plan of distribution will be approximately $15,000. This amount includes all costs and expenses related to filing our dissolution in the Cayman Islands, the winding up of our company, legal fees and other filing fees. We believe that there should be sufficient funds available either outside of the trust account or made available to us out of the net interest earned on the trust account and released to us as working capital to fund the $15,000 in costs and expenses. If such funds are insufficient, our founders have agreed to advance us the funds necessary to complete such liquidation and have agreed not to seek repayment for such expenses.

Prior to consummation of our initial business combination, we will seek to have all prospective target businesses we enter into agreements with and all vendors and service providers that we contract to provide services to us, which we collectively refer to as the contracted parties, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders. There is no guarantee that we will be able to get waivers from the contracted parties and there is no guarantee that even if the contracted parties executed such agreements with us that such waivers will be enforceable by operation of law or that the contracted parties would be prevented from bringing claims against the trust account. In the event that a potential contracted party were to refuse to execute such a waiver, we will execute an agreement with that person only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another person willing to execute such a waiver. Examples of instances where we may engage a third-party that refused to execute a waiver would be the engagement of a third-party consultant whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation where management does not believe it would be able to find a provider of required services willing to provide the waiver. If we are unable to complete a business combination and are forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties. Under these circumstances, our board of directors would have a fiduciary obligation to our shareholders to bring a claim against our founders to enforce their indemnification obligations.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to claims of third parties with priority over the claims of our public shareholders. To the extent bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts due them.

Competition

In identifying, evaluating and selecting a target business for a business combination, we may encounter intense competition from other entities having a business objective similar to ours including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. While we believe there are numerous potential target businesses with which we could combine, our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore:

•	our obligation to redeem for cash ordinary shares held by our shareholders who exercise their redemption rights in connection with our initial business combination may reduce the resources available to us for a business combination;
•	our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses; and
•	the requirement to acquire an operating business that has a fair market value equal to at least 80% of the balance of the trust account at the time of the acquisition (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable) could require us to acquire the assets of several operating businesses at the same time, all of which sales would be contingent on the closings of the other sales, which could make it more difficult to consummate the business combination.

Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination.

Although none of our officers and directors are currently affiliated with an “blank check” companies, they may in the future become affiliated with entities, including other “blank check” companies that are engaged in business activities similar to those intended to be conducted by us. Furthermore, each of our principals may become involved with subsequent blank check companies similar to our company. Additionally, our officers and directors may become aware of business opportunities that may be appropriate for presentation to us and the other entities to which they owe fiduciary duties. For a list of the entities to which our officers and directors owe fiduciary duties, see “Management — Conflicts of Interest.”

Periodic Reporting and Audited Financial Information

Although we will be registered under the Exchange Act, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from certain of the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we have agreed with the underwriters that for the period commencing on March 24, 2011, and ending on the consummation of our initial business combination, we will comply with the rules and regulations under the Exchange Act prescribing the requirements and filing deadlines for annual reports on Form 20-F and current reports on Form 6-K complying with those rules and regulations. In addition, we have agreed with the representative of the underwriters that we will furnish to American shareholders an English language version of our annual financial statements and all other materials regularly provided to other shareholders, and publish, at least semi-annually, an English language version of our interim financial statements filed with the SEC.

In accordance with the requirements of the Exchange Act, our annual report will contain financial statements audited and reported on by our independent registered public accounting firm and our quarterly reports will contain financial statements reviewed by our independent registered public accounting firm.

We will not acquire a target business if we cannot obtain audited financial statements in accordance with applicable accounting standards for such target business. We will provide these financial statements in the proxy materials or tender offer materials prepared in connection with our initial business combination. Our management believes that the need for target businesses to have, or be able to obtain, audited financial statements may limit the pool of potential target businesses available for acquisition.

Legal Proceedings

There is no litigation currently pending or threatened against us or any of our officers or directors in their capacity as such.

C. Organizational Structure

We are a newly formed exempted company organized under the laws of the Cayman Islands. We do not have any subsidiaries.

D. Property, Plant and Equipment

We currently maintain our executive offices in an approximately 500 sq. foot suite at No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province, 050011; China. The cost for this space will be included in the $7,500 per month fee described above that Kaiyuan Real Estate Development will charge us for office space, administrative services and secretarial support for a period commencing on March 24, 2011 and ending on the earlier of our consummation of a business combination or our liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, our Chairman. We believe, based on rents and fees for similar services in China, that the fees that will be charged by Kaiyuan Real Estate Development are at least as favorable as we could have obtained from unaffiliated persons. Commencing February 1, 2012, we have secured approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support are included in the $7,500 monthly fee paid to Kaiyuan.

ITEM 4A UNRESOLVED STAFF COMMENTS

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

Overview

We are a newly formed exempted company organized under the laws of the Cayman Islands. We are a blank check company formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses. Although our Amended and Restated Memorandum and Articles of Association do not limit us to a particular geographic region, we intend to focus on operating businesses with primary operations in Greater China. Our efforts to identify a prospective target business are not limited to a particular industry.

We are currently engaged in a search for a target business with which to complete an initial business combination, and intend to effect a business combination using the cash from the proceeds of our IPO, our capital securities, debt or a combination of cash, capital securities and debt.

Results of Operations and Known Trends or Future Trends

For the year ended December 31, 2011, we had a net loss of $458,131 as a result of operating costs. During the year ended December 31, 2011, we earned $20,919 of interest income from the investment held in trust. We had no income from operations during this period. Operating costs of $479,050 consisted of formation costs of non-employee share-based compensation valued at $209,606, and other operating costs of $269,444. These costs consisted of professional fees of $322,705 and regulatory and filing fees of $36,195. We had a net loss of $66,990 for the period from February 4, 2010 (inception) to December 31, 2010. Formation and operating costs of $66,990 consisted of formation costs of $5,317, non-employee share-based compensation valued at $34,374, and other operating costs of $27,299. The accumulated net loss from February 4, 2010 (inception) to December 31, 2011 as a result of formation and operating costs was $525,121.

Immediately after the IPO, we began paying monthly fees of $7,500 per month to Kaiyuan Real Estate Development and incurred increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. Our expenses had increased substantially following the completion of our IPO. For the period from February 4, 2010 (inception) to December 31, 2011, we have incurred $67,984 of fees to Kaiyuan Real Estate Development for office space, administrative services and secretarial support.

Liquidity and Capital Resources

On March 30, 2011, we consummated our IPO of 3,600,000 units. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. Prior to the consummation of the IPO, we completed a private placement of 2,185,067 warrants to our founding stockholders, generating gross proceeds of $1,638,800. On May 10, 2011, we announced that the underwriters of our IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO). The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

The net proceeds from the sale of our units, after deducting certain offering expenses of $2,199,488, including underwriting discounts of $1,826,488, were $35,969,063. $36,606,096 of the proceeds from the IPO and the private placement was placed in a trust account for our benefit. The trust account contains $1,022,833 of the deferred underwriter’s compensation, which will be paid to them only in the event of a business combination. Except for interest that is earned on the funds contained in the trust account that may be released to us to be used as working capital, we will not be able to access the amounts held in the trust until we consummate a business combination. The amounts held outside of the trust account are available to be used by us to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. From February 4, 2010 (the date of our inception) through December 31, 2010, we had operating expenses of $61,673 and deferred offering costs of $358,900. From January 1, 2011 through March 30, 2011 (the date on which we consummated our initial public offering), we had operating expenses of $63,621 and offering costs of $373,000, exclusive of the $1,826,488 in underwriting discounts. The net proceeds deposited into the trust fund remain on deposit in the trust account earning interest. Other than interest that we may use to fund working capital, the amounts held in the trust account may only be used by us upon the consummation of a business combination. As of December 31, 2010, we had no amount held in the trust account, and as of December 31, 2011, there was $36,627,014 held in the trust account, which includes deferred underwriting fees of $1,022,833. Additionally, as of December 31, 2011, we have $68,966 outside the trust account to fund our working capital requirements

We will use substantially all of the net proceeds of the IPO to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination. To the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the target business.

The current low interest rate environment may make it more difficult for the investment held in trust account to generate sufficient funds, together with the amounts available outside the trust account, to locate, conduct due diligent, structure, negotiate and close our initial business combination. If we are to seek additional capital, we would need to borrow funds from our sponsor or management team to operate or may be forced to liquidate. Neither our sponsor nor our management team is under any obligation to advance funds to us in such circumstances. Any such loans would be repaid only from funds held outside the trust accounts or from funds released to us upon completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account.Commencing on March 30, 2011, we began incurring a fee of $7,500 per month for office space. As discussed above, we have entered into a formal agreement relating to the lease of space.

It is also possible that we could use a portion of our working capital, including the funds not in the trust account, to make a deposit, down payment or fund a “no-shop” provision with respect to a particular proposed business combination. In the event we are ultimately required to forfeit such funds, we may not have a sufficient amount of working capital available to pay expenses related to finding a suitable business combination without securing additional financing. If we are unable to secure additional financing, we would most likely fail to consummate a business combination in the allotted time and would be forced to liquidate.

Off-balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of December 31, 2011, we did not have any off-balance sheet arrangements as defined in Item 5E of Form 20-F and did not have any commitments or contractual obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our current directors and executive officers, their ages and positions are as follows:

Name	Age	Position
Yong Hui Li	49	Chairman and Director
Diana Chia-Huei Liu	48	Chief Executive Officer and Director
William Tsu-Cheng Yu	51	President, Chief Financial Officer and Director
Hui-Kai Yan	47	Chief Operating Officer and Director
Gary Han-Ming Chang	63	Chief Investment Officer and Director
Jason Wang (1) (2) (3)	36	Independent Director
Dane Chauvel (1) (2) (3)	53	Independent Director
George Kaufman (1) (2) (3)	36	Independent Director

(1)	Member of audit committee

(2)	Member of compensation committee

(3)	Member of governance and nominating committee

Below is a summary of the business experience of each of our executive officers and directors

Yong Hui Li has been our Chairman since inception. Mr. Li is the Chairman and Chief Executive Officer of AutoChina International Limited, an automobile financing company in China (OTCBB: AUTCF). Mr. Li is the founder, Chairman and Chief Executive Officer of AutoChina Group Inc. and Hebei Kaiyuan Real Estate Development Co., Ltd., which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. From February 2001 to May 2006, Mr. Li helped oversee Hebei Kaiyuan Real Estate Development Co., Ltd.’s development of the largest steel-framed construction in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province. He graduated from Tianjin University in June 1985 with a bachelor’s degree in Optical Physics.

Diana Chia-Huei Liu has been our Chief Executive Officer and a director since inception. Ms. Liu was also our President from inception until April 2010. Ms. Liu served as President of AutoChina International Limited (OTCBB: AUTCF) from its inception to April 9, 2009 (during which time it was known as Spring Creek Acquisition Corp., a blank check company formed to acquire an operating business), and currently serves as a director. Ms. Liu has served as the President and Managing Director of Cansbridge Capital Corp., a private investment firm specializing in early stage investments along the west coast of North America (namely U.S. and Canada) and Asia, since August 1998. Prior to Cansbridge, Ms. Liu served as the Executive Vice-President at Polaris Securities Group (TW: 6011), an investment firm in Taiwan, where she founded and managed its North American operations from April 1994 to August 1998. From August 1991 to April 1994, Ms. Liu was an account portfolio manager in global private banking at the Royal Bank of Canada (NYSE:RY), a full service banking firm. From October 1988 to August 1991, Ms. Liu served as the regional sales manager for the province of British Columbia, Canada, at CIBC Securities, a subsidiary of CIBC (NYSE:CM), a full service banking firm, where she founded and managed the mutual funds promotion division. Ms. Liu has served since June 2006 as a member of the Executive Committee and the Chair of the Investment Committee at the Asia Pacific Foundation, a Canadian federal government created think tank and policy advisory board where she works closely with the co-CEOs on operational issues and investment of its endowment funds. In addition, she also currently serves as a director of the Vancouver Goh Ballet Society and BaySpec, Inc., a supplier of optical components. Ms. Liu graduated with a BA in economics from the University of British Columbia in Canada. Ms. Liu is married to Mr. William Yu, our President, Chief Financial Officer and a director.

William Tsu-Cheng Yu has been our Chief Financial Officer and a director since inception. Mr. Yu became our President in April 2010. Since July 2000, Mr. Yu has served as the Managing Partner of Cansbridge Capital. From October 2009 until January 2010, Mr. Yu served as Chief Financial Officer and Chief Operating Officer of Optoplex Corporation, a communication networks company. Mr. Yu served as a director of Optoplex Corporation from April 2004 until January 2010. Mr. Yu has been a general partner of the Shodan Company since February 2010. The Shodan Company is an investment holding company, formed in February 2010, which is equally owned amongst William Yu and his two sons, Conrad Yu and Byron Yu (who are also sons of Diana Liu). From July 2006 through October 2008, Mr. Yu served as a special advisor to the Chief Executive Officer of Optoplex Corporation. Mr. Yu served as a director of Abebooks, Inc., the world’s largest on-line used book seller, from 2001 to 2008, prior to its acquisition by Amazon.com (NASDAQ:AMZN). From February 2002 to August 2003, Mr. Yu served as the Chief Financial Officer to Telos Technology Corp., a supplier of wireless solutions for voice and data communication networks (acquired by UT Starcom (NASDAQ: UTSI) in 2004). Mr. Yu co-founded Intrinsyc Software Inc. (TSE: ICS), a TSE-listed embedded software company, and served in various capacities including director, Chief Financial Officer, Executive Vice President and Chief Operating Officer from July 1996 to November 2002. From August 1994 to May 1996, Mr. Yu was an associate in the Asia Pacific corporate finance group of Marleau, Lemire Securities, Inc., an investment banking firm headquartered in Montreal, Canada. From July 1991 to August 1994, Mr. Yu was an investment portfolio manager at Discovery Enterprises Inc., a provincial-government sponsored venture capital fund. Mr. Yu also previously worked with China-Canada Investment and Development and the Lawson Mardon Group. He has also served in various capacities with the Monte Jade Science and Technology Association, a non-profit organization supporting entrepreneurship and investment in technology companies in North America and Asia. Mr. Yu served as Chief Financial Officer and as a director of AutoChina International Limited (OTCBB: AUTCF) from October 2007 through April 2009 (during which time it was known as Spring Creek Acquisition Corp., a blank check company formed to acquire and operating business). Mr. Yu earned a BS in Mechanical Engineering with Honors and an MBA with Honors from Queen’s University in Canada. Mr. Yu is married to Ms. Diana Liu, our Chief Executive Officer, and a director.

Hui Kai Yan has been our Chief Operating Officer and a director since inception. Mr. Yan is also Secretary and a director of AutoChina International Limited (OTCBB: AUTCF), a vehicle financing company in China. Mr. Yan has been Senior Vice-President of AutoChina Group Inc. and Hebei Kaiyuan Real Estate Development Corp. since August 1997. He is responsible for Finance, Administration and Human Resources at each company. Prior to joining Hebei Kaiyuan, from April 1994 to July 1997, Mr. Yan was a member of the Economic and Trade Commission of Hebei provincial government and was responsible for guiding state-owned enterprises through restructuring process and modernization. From March 1989 to April 1994, he was at the Economic Commission of Shijiazhuang city government (Shijiazhuang is the capital of Hebei province). Mr. Yan is certified as a Senior Economist by Hebei provincial government. He graduated from Hebei University of Technology in June 1985 with a bachelor’s degree in Management Science.

Gary Han-Ming Chang has been our Chief Investment Officer and a director since inception. Mr. Chang has served as a Managing Director at Advanced Capital Financial Advisory Ltd., an investment advisory firm, since January 2004 advising companies in the Greater China region on public listings, M&A transactions and senior and bridge lending. Mr. Chang was an advisor to AutoChina International Limited (OTCBB: AUTCF) from its inception until April 2009 (during which time it was known as Spring Creek Acquisition Corp., a blank check company formed to acquire and operating business). From August 1991 to August 2003, Mr. Chang served in various capacities at the Polaris Securities Group, an investment banking firm, including as a member of the Board of Directors at both Polaris Taiwan and Polaris Hong Kong, a managing director of the firm’s Hong Kong operations and as an Executive Vice President heading the brokerage, underwriting, proprietary trading and fixed income business units. From 1989 to 1991, prior to joining Polaris, Mr. Chang founded and served as Chairman of Gemini Securities Co., an investment banking firm which then merged with and became a subsidiary of the Polaris Securities Group in 1991. Mr. Chang graduated with a BA in International Economics from the National Chengchi University in Taiwan.

Jason Wang has been our director since November 7, 2010. Mr. Wang has served as Chief Financial Officer of AutoChina International Limited, an automobile financing company in China (OTCBB: AUTCF), since July 2009. From December 2007 until July 2009, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations. From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and Bachelors degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998.

Dane Chauvel has been our director since November 7, 2010. Mr. Chauvel has been the Chief Executive Officer and a director of Organic Ocean Seafood Inc., a sustainable seafood distribution company, since June 2008. From November 2005 until June 2008, Mr. Chauvel was Chief Financial Officer of CellFor Inc., an elite varietal conifer cloning company. Mr. Chauvel has been a director of Valdes Fishing Corp. since July 2007. Mr. Chauvel received his MBA from the University of Western Ontario, Richard Ivey School of Business, and his BA in Economics from the University of British Columbia.

Geroge Kaufman has been a director since March 2012. Mr. Kaufman has served as the Managing Director of Investment Banking for Chardan Capital Markets, LLC, a New York based broker/dealer, since January 2006 and served as an Investment Banking Associate for Chardan from November 2004, when he joined the firm, to December 2005. As one of the seven original members of Chardan, Mr. Kaufman established the investment banking, brokerage and marketing protocols and standards. He has extensive experience with operating and development stage companies, having lead and/or managed over 30 public and private transactions. In addition, Mr. Kaufman founded Detroit Coffee Company, LLC, a national roaster, wholesaler and retail distributor of high-end specialty coffees, in January 2002 and currently serves as its chief executive officer. Since June 2009, Mr. Kaufman has also served as a director of China Networks International Holdings Ltd. (OTCBB: CNWHF), a broadcast television advertising company based in China. Mr. Kaufman received a Bachelor of Arts degree in Economics from the University of Vermont in 1999.

The term of each director does not automatically expire.

Our directors and officers play a key role in identifying, evaluating, and selecting target businesses, and structuring, negotiating and consummating our initial business combination. Except as described below and under “— Conflicts of Interest,” none of these individuals is currently a principal of or affiliated with a public company or blank check company that executed a business plan similar to our business plan. We believe that the skills and experience of these individuals, their collective access to acquisition opportunities and ideas, their contacts, and their transaction expertise should enable them to successfully identify and effect a business combination although we cannot assure you that they will, in fact, be able to do so.

Affiliation with AutoChina International Limited (f/k/a Spring Creek Acquisition Corp.)

Two of our officers and directors, Diana Liu and William Yu, were previously officers and directors of Spring Creek Acquisition Corp., a blank check company formed to acquire an operating business. In addition, Gary Chang was previously a special advisor to Spring Creek. Spring Creek consummated a business combination in April 2009 and changed its name to AutoChina International Limited. AutoChina currently trades on the OTC Bulletin Board and has a market capitalization in of approximately $450 million. Ms. Liu remained on the Board of Directors of AutoChina post business combination and receives $30,000 a year in directors fees from AutoChina for her service on its board.

Mr. Yong Hui Li, our Chairman and director, is currently the Chairman and CEO of AutoChina. Mr. Li currently receives compensation of $1 per year for acting as Chairman and CEO of AutoChina, and has not received any other compendation from AutoChina. Mr. Hui-Kai Yan, our Chief Operating Officer and Director, is currently the Secretary and Director of AutoChina. Mr. Yan currently receives compensation of $21,254 per year for acting as Secretary of AutoChina, and received $210,116 in stock options from AutoChina for services performed during the year ended December 31, 2011. Mr. Jason Wang, our director, is currently Chief Financial Officer of AutoChina. Mr. Wang currently receives compensation of $180,000 per year for acting as Chief Financial Officer of AutoChina, and received a bonus of $20,000 and $210,116 in stock options from AutoChina for services performed during the year ended December 31, 2011. Each of Yong Hui Li, Diana Chia-Huei Liu, William Tsu-Cheng Yu, Hui-Kai Yan, Gary Han-Ming Chang, and Jason Wang own shares of AutoChina.

On April 11, 2012, the Securities and Exchange Commission’s filed a lawsuit against AutoChina and 11 investors, including Mr. Hui Kai Yan, alleging that AutoChina deliberately manipulated trading in its shares to create the appearance of a liquid and active market. AutoChina has reviewed the SEC’s complaint and believes that it is without merit.

B. Compensation

Employment Agreements

We have not entered into any employment agreements with our executive officers, and have not made any agreements to provide benefits upon termination of employment.

Executive Officers and Director Compensation

None of our directors or officers have received any cash compensation for services rendered to us during the year ended December 31, 2011. Our founders purchased 1,407,600 units comprised of 1,407,600 ordinary shares and 1,407,600 warrants, each to purchase one ordinary share for an aggregate consideration of $1,564. Following the partical execercise of the underwriters’ over-allotment option on May 10, 2011, an aggregate of 165,592 founders’ units were forfeited for no consideration, and as a result our founders own an aggregate of 1,242,011 founders’ units. In addition, we issued the representative of the underwriters, Chardan Capital Markets, LLC, and our founders and certain of their designees, in a private placement occurring simultaneously with our IPO, an aggregate of 2,185,067 warrants for an aggregate consideration of $1,638,800. We believe that because our officers and directors own such shares, no compensation (other than reimbursement of out-of-pocket expenses) is necessary and such persons have agreed to serve in their respective role without compensation.

Our board of directors has approved the grant of options to purchase up to 220,000 of our ordinary shares to our directors, employees, and consultants from time to time, with such terms and conditions as our officers may establish, including options to purchase 60,000 ordinary shares at a purchase price of $0.001 per share prior to our initial public offering. Carolyne Yu is one of these consultants, and she is the niece of William Yu and Diana Liu. Ms. Carolyne Yu received an option to purchase 1,500 ordinary shares and will provide investor and public relations and consulting to us. She also provides such consulting services to AutoChina International Limited, a company for which Diana Liu, William Yu’s husband, serves as a director. Dane Chauvel, Jason Wang and Hui Kai Yan have each been granted options to purchase 26,000, 5,000 and 5,000 ordinary shares, respectively, as of December 31, 2011. In March 2012, George Kaufman was granted an option to purchase 5,000 ordinary shares. None of the other options issued as of the date of this report have been issued to our officers or directors or any of their affiliates. Such options are not exercisable until the closing of the business combination. Share option grants are governed by individual grant agreements and stock restriction agreements as determined by our officers, and may be subject to either time-based or performance-based vesting provisions. Our board of directors has the authority to amend, alter, suspend or terminate our right to grant such share options without the consent of public shareholders within the 220,000 option limit. Accordingly, such options may dilute the equity interest of our shareholders.

We have agreed to pay to Kaiyuan Real Estate Development a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on March 24, 2011, and ending on the earlier of our consummation of a business combination or our liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, our Chairman. This arrangement was agreed to by Kaiyuan Real Estate Development for our benefit and is not intended to provide Mr. Li compensation in lieu of a management fee or other remuneration because it is anticipated that the expenses to be paid by Kaiyuan Real Estate Development will approximate the monthly reimbursement. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third-party. Commencing February 1, 2012, we have secured approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support are included in the $7,500 monthly fee paid to Kaiyuan.

Other than this $7,500 per month fee, and any share option grants, no compensation of any kind, including finder’s and consulting fees, will be paid to our officers, or directors, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, our officers and directors and their respective affiliates will receive reimbursement for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential business combination with one of more target businesses. There are no limitations on the amount of expenses for which they can seek reimbursement, provided such expenses were incurred for our benefit. There will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial business combination.

Although we currently anticipate that some members of our management team will remain with us post business combination, some or all of our current executive officers and directors may or may not remain with us following our initial business combination, depending on the type of business acquired and the industry in which the target business operates. After a business combination, our directors and officers who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the prospectus/proxy solicitation or tender offer materials furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of a business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. We cannot assure you that our current executive officers and directors will be retained in any significant role, or at all, and have no ability to determine what remuneration, if any, will be paid to them if they are retained following our initial business combination.

We have not set aside any amount of assets for pension or retirement benefits.

Share Options

Our board of directors has approved the grant of options to purchase up to 220,000 of our ordinary shares to our directors, employees, and consultants from time to time, with such terms and conditions as our officers may establish, including options to purchase 60,000 ordinary shares at a purchase price of $0.001 per share prior to our initial public offering, which are currently outstanding. Such options are not exercisable until the closing of the business combination. Share option grants are governed by individual grant agreements and stock restriction agreements as determined by our officers, and may be subject to either time-based or performance-based vesting provisions. Our board of directors has the authority to amend, alter, suspend or terminate our right to grant such share options without the consent of public shareholders within the 220,000 option limit. Accordingly, such options may dilute the equity interest of our shareholders.

C. Board Practices

Board Committees

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee.

Audit Committee.  As of the date of this report, the audit committee consists of George Kaufman, Jason Wang, and Dane Chauvel. Mr. Chauvel is the chair of the audit committee, and our board of directors believe that Messrs. Kaufman, Wang and Chauvel qualify as “audit committee financial experts”, as such term is defined in the rules of the Securities and Exchange Commission.

The board of directors has adopted an audit committee charter, providing for the following responsibilities of the audit committee:

•	appointing and replacing our independent auditors and pre-approving all auditing and permitted non-auditing services to be performed by the independent auditors;
•	reviewing and discussing the annual audited financial statements with management and the independent auditors;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•	meeting separately and periodically with management, the internal auditors and the independent auditors; and
•	reporting regularly to the board of directors.

Compensation Committee.  As of the date of this report, our compensation committee consists of George Kaufman, Jason Wang, and Dane Chauvel. Mr. Wang is the chair of our compensation committee. Messsrs. Kaufamn, Wang and Mr. Chauvel do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;
•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;
•	administering our incentive-compensation plans for our directors and officers;
•	reviewing and assessing the adequacy of the charter annually;
•	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Governance and Nominating Committee.  As of the date of this report, our governance and nominating committee consists of George Kaufman, Jason Wang, and Dane Chauvel. Mr. Kaufman is the chair of our governance and nominating committee. Messrs. Kaufman, Wang and Mr. Chauvel do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a governance and nominating committee charter, providing for the following responsibilities of the governance and nominating committee:

•	overseeing the process by which individuals may be nominated to our board of directors;
•	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors and its committees;
•	reviewing candidates proposed by our shareholders;
•	developing the criteria and qualifications for the selection of potential directors; and
•	making recommendations to the board of directors on new candidates for board membership.

In making nominations, the governance and nominating committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the governance and nominating committee is required to take into consideration the following attributes, which are desirable for a member of the board: leadership, independence, interpersonal skills, financial acumen, business experiences, industry knowledge, and diversity of viewpoints.

Code of Ethics

In November 2010, our board of directors adopted a code of ethics that applies to our directors, officers and employees.

Director Independence

Our board of directors has determined that Messrs. Wang, Chauvel and Kaufman qualify as independent directors under the rules of the NASDAQ Marketplace Rules because they are not currently employed by us, and do not fall into any of the enumerated categories of people who cannot be considered independent in the NASDAQ Marketplace Rules.

D. Employees

We currently have five officers. These individuals are not obligated to devote any specific number of hours to our business and intend to devote only as much time as they deem necessary to our business. We intend to hire consultants in order to assist us in the search, due diligence for and consummation of a business combination.

E. Share Ownership

See Item 7, below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 27, 2012:

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

Name and Address (1)	Number of Shares Beneficially Owned		Percentage of Ownership(2)
Yong Hui Li	310,502		6.3%
Diana Chia-Huei Liu	695,523	(3)	14.2%
William Tsu-Cheng Yu	695,523	(3)	14.2%
Hui-Kai Yan	—		—
Gary Chang	124,201	(4)	2.5%
Jason Wang	—		—
Dane Chauvel	—		—
George Kaufman	—		—%
All directors and executive officers as a group (8 individuals)	1,130,226		25.4%
Polar Securities Inc.	488,000	(5)	10.0%
Fir Tree Value Master Fund, L.P.	360,000	(6)	7.3%
AQR Capital Management, LLC	512,908	(7)	10.5%
Bulldog Investors	312,700	(8)	6.4%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Kaiyuan Real Estate Development; No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province; 050011; China.

(2)	Based on 4,894,983 ordinary shares outstanding as of April 27, 2012. Does not include ordinary shares underlying our warrants which will not become exercisable within the next 60 days, and ordinary shares underlying the underwriters’ unit purchase option which will not become exercisable within the next 60 days.

(3)	Consists of (i) 372,603 ordinary shares held by Diana Liu, (ii) 215,280 ordinary shares held by William Yu, and (iii) 107,640 ordinary shares held by Conrad Yu and Byron Yu. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu.

(4)	Consists of 124,201 ordinary shares held by Puway Limited; P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Gary Chang and Alice Chang, Gary Chang’s wife, are the sole owners and directors of Puway Limited and, as such, are the beneficial owners of the securities owned by Puway Limited.

(5)	Based on a Schedule 13G filed on April 1, 2011 by Polar Securities Inc. and North Pole Capital Master Fund. The address of the business office of each of the foregoing reporting persons is 372 Bay Street, 21st floor, Toronto, Ontario M5H 2W9, Canada.

(6)	Based on a Schedule 13G filed on April 4, 2011 by Fir Tree, Inc. and Fir Tree Value Master Fund, L.P. Fir Tree, Inc. is the investment manager of Fir Tree Value Master Fund, L.P., and has been granted investment discretion over portfolio investments, including the ordinary shares, held by Fir Tree Value Master Fund, L. P. The address of the business office of Fir Tree, Inc. is 505 Fifth Avenue, 23rd Floor, New York, New York 10017. The address of the business office of Fir Tree Value Master Fund, L.P. is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, Camana Bay, Box 31106, Grand Cayman KY1-1205, Cayman Islands10017.

(7)	Based on a Schedule 13G filed on April 4, 2011 by AQR Capital Management, LLC. AQR Capital Management, LLC serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company, which holds 8.79% of the total listed above. The address of the business office of each of the foregoing reporting persons is Two Greenwich Plaza, 3rd floor, Greenwich, CT 06830.

(8)	Based on a Schedule 13G filed on February 14, 2012 by Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos. Phillip Goldstein and Andrew Dakos are the principals of Bulldog Investors. The business address of Bulldog Investors is Park 80 West, 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663.

As of April 27, 2012, 9.2% of our outstanding ordinary shares are held by 4 record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

On February 4, 2010, February 12, 2010, and November 7, 2010, Yong Hui Li, our Chairman, Diana Chia-Huei Liu, our Chief Executive Officer and director, William Tsu-Cheng Yu, our President, Chief Financial Officer, and director, The Shodan Company, an affiliate of William Tsu-Cheng Yu, Gary Han Ming Chang, our Chief Investment Officer and director, Steven Chia-Sun Liu, Joseph Chia-Yao Liu, Olivia Lin Yu, and Joyce Chen Liu acquired an aggregate of 1,564,000 founders’ units for an aggregate purchase price of $1,564. Effective March 24, 2011, the founders’ units were reduced in proportion to the reduction in the size of our IPO from an aggregate of 1,564,000 founders’ units to an aggregate of 1,407,600 founders’ units. Following the partical execercise of the underwriters’ over-allotment option on May 10, 2011, an aggregate of 165,592 founders’ units were forfeited for no consideration, and as a result our founders own an aggregate of 1,242,008 founders’ units. Of these founders’ units, 247,744 founders’ units, and the underlying ordinary shares and warrants (equal to approximately 5.2% of our issued and outstanding shares) will be forfeited for no consideration in the event the last sales price of our ordinary shares does not equal or exceed $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 12 months following the closing of our initial business combination, and an additional 247,744 founders’ units, and the underlying ordinary shares and warrants (equal to approximately 5.2% of our issued and outstanding shares) will be forfeited for no consideration in the event the last sales price of our ordinary shares does not equal or exceed $13.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period between 12 and 24 months following the closing of our initial business combination. Upon our dissolution and liquidation, none of our founders will have the right to receive distributions from the trust account with respect to the founders’ shares. In addition, the representative of the underwriters of our IPO, our founders and their designees purchased an aggregate of 2,185,067 placement warrants immediately prior to the completion of our IPO.

Immediately prior to the consummation of our IPO, the representative of the underwriters of our IPO, Chardan Capital Markets, LLC, and the founders and their designees purchased an aggregate of 2,185,067 warrants for an aggregate purchase price of $1,638,800 (of which Chardan Capital Markets, LLC purchased 240,000 warrants for $180,000), or $0.75 per warrant. The placement warrants are identical to the warrants underlying the units sold in our IPO, except that the placement warrants may be exercised on a cashless basis at any time after a business combination and even if there is not an effective registration statement relating to the shares underlying the warrants so long as such warrants are held by the purchasers or their affiliates and are subject to certain transfer restrictions. Such purchasers have also agreed that the insider warrants will not be sold or transferred by them until after we have completed a business combination.

Concurrently with our IPO, we issued to Chardan Capital Markets, LLC, the representative of the underwriters of our IPO as additional compensation, for a purchase price of $100, a unit purchase option to purchase 215,000 units for $12.00 per unit. The units issuable upon exercise of this option are identical to those sold in the IPO, except for some differences in redemption rights. The unit purchase option will be exercisable at any time, in whole or in part, commencing on the later of the consummation of our initial business combination or September 24, 2011 and expiring on the March 24, 2016.

The holders of the founders’ units (including the founders’ shares and founders’ warrants, and the ordinary shares underlying the founders’ warrants), as well as the holders of the placement warrants (and underlying securities), will be entitled to registration rights pursuant to an agreement to be signed at the time of our IPO. The holders of the majority of these securities are entitled to make up to two demands that we register such securities. The holders of the founders’ units can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the placement warrants (or underlying securities) can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements, except that in no event will Chardan Capital Markets, LLC have more than one demand registration right at our expense.

We have agreed to pay to Kaiyuan Real Estate Development a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on March 24, 2011 and ending on the earlier of our consummation of a business combination or our liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, our Chairman. This arrangement was agreed to by Kaiyuan Real Estate Development for our benefit and is not intended to provide Mr. Li compensation. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third-party. Commencing February 1, 2012, we have secured approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support are included in the $7,500 monthly fee paid to Kaiyuan.

Prior to completion of our IPO, Diana Liu, and William Yu loaned us an aggregate of $150,000 to cover expenses related to our IPO. The loans were repaid in full on the consummation of our IPO.

Our board of directors has approved the grant of options to purchase up to 220,000 of our ordinary shares to our directors, employees, and consultants from time to time, with such terms and conditions as our officers may establish, including options to purchase 60,000 ordinary shares at a purchase price of $0.001 per share prior to our initial public offering, which are currently outstanding. Such options are not exercisable until the closing of the business combination. Share option grants are governed by individual grant agreements and stock restriction agreements as determined by our officers, and may be subject to either time-based or performance-based vesting provisions. Our board of directors has the authority to amend, alter, suspend or terminate our right to grant such share options without the consent of public shareholders within the 220,000 option limit. Accordingly, such options may dilute the equity interest of our shareholders. Carolyne Yu is one of these consultants, and she is the niece of William Yu and Diana Liu. Ms. Carolyne Yu received an option to purchase 1,500 ordinary shares and will provide investor and public relations and consulting to us. She also provides such consulting services to AutoChina International Limited, a company for which Diana Liu, William Yu’s husband, serves as a director. Dane Chauvel, Jason Wang, Hui Kai Yan and George Kaufman have each been granted options to purchase 26,000, 5,000, 5,000 and 5,000 ordinary shares, respectively. None options issued as of the date of this report have been issued to our officers or directors or any of their affiliates.

We will reimburse our officers, directors, or any of their respective affiliates, for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential business combination with one of more target businesses. Subject to availability of proceeds not placed in the trust account, there is no limit on the amount of out-of-pocket expenses that could be incurred. This formula was a result of a negotiation between us and the underwriters and was meant to help maximize the amount of money in the trust account that would be returned to the investors if we do not consummate a business combination within the permitted time. Our board of directors will review and approve all expense reimbursements made to our directors with the interested director or directors abstaining from such review and approval. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account and those proceeds are properly withdrawn from the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial business combination.

Other than the payment of $7,500 per month to Kaiyuan Real Estate Development, in connection with office space, administrative services and secretarial support rendered to us, any share option grants, and reimbursement of reasonable out-of-pocket expenses to our officers, directors, or any of their respective affiliates, no compensation of any kind, including finders’ and consulting fees, will be paid to any of our executive officers and directors or any of their respective affiliates who owned our ordinary shares prior to our IPO for services rendered to us prior to or with respect to the business combination.

We expect that at least some members of our management team will remain with us post business combination. After a business combination, if any member of our management team remains with us, they may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the prospectus/proxy solicitation or tender offer materials furnished to our shareholders. It is unlikely that the amount of such compensation will be known at the time of a business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Report of Foreign Private Issuer on Form 6-K, as required by General Instruction B to Form 6-K.

All ongoing and future transactions between us and any of our executive officers and directors or their respective affiliates, including loans by our directors, will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our disinterested directors, who had access, at our expense, to our attorneys or independent legal counsel. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third-party were found to be on terms less favorable to us than with an unaffiliated third-party, we would not engage in such transaction.

If we are unable to complete a business combination and are forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties. Our board of directors has a fiduciary obligation to our shareholders to bring a claim against our founders to enforce their indemnification obligations.

C. Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See Item 18.

B. Significant Changes.

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

The following tables set forth, for the periods indicated and through April 25, 2012, the high and low sale prices for our shares, warrants and units, respectively, as reported on the NASDAQ Stock Market. (See Item 9C for the dates that the securities were traded on each market).

	Units		Shares		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows 2011
Year ended December 31(from March 24)	$10.10	$9.55	$9.90	$9.39	$1.00	$0.25

Fiscal Quarterly Highs and Lows 2011
First Quarter (from March 24)	$10.10	$9.99	N/A	N/A	N/A	N/A
Second Quarter	10.10	9.85	$9.90	$9.44	$1.00	$0.36
Third Quarter	10.02	9.85	9.55	9.39	0.69	0.45
Fourth Quarter	10.00	9.55	9.72	9.41	0.49	0.25

Fiscal Quarterly Highs and Lows 2012
First Quarter	$10.01	$9.57	$9.78	$9.50	$0.41	$0.30

Monthly Highs and Lows
October 2011	$9.90	$9.80	$9.55	$9.42	$0.49	$0.39
November 2011	9.85	9.85	9.44	9.41	0.40	0.35
December 2011	10.00	9.55	9.72	9.41	0.39	0.30
January 2012	10.00	9.70	9.78	9.78	0.41	0.34
February 2012	10.01	9.57	9.71	9.50	0.34	0.30
March 2012	10.01	10.01	9.71	9.65	0.35	0.30
April 2012 (through April 25)	10.01	9.80	9.67	9.65	0.35	0.28

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

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Required.

B. Memorandum and Articles of Association

Amended and Restated Memorandum and Articles of Association

Summary

Registered Office. Under our Amended and Restated Memorandum of Association, our Registered Office is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Objects and Purposes. Under Article 3 of our Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted.

Directors. Under Article 94 of our Articles of Association, no contract or transaction between us and one or more of our Directors (an “Interested Director”) or officers, or between us and any of their affiliates (an “Interested Transaction”), will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our board or committee which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if:

(a)	The material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the our board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(b)	The material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to our shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of our shareholders; or

(c)	The contract or transaction is fair as to us as of the time it is authorized, approved or ratified, by the board, a committee or the Shareholders.

A majority of independent directors must vote in favor of any Interested Transaction and determine that the terms of the Interested Transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Our board shall review and approve all payments made to the founders, officers, directors, and their respective affiliates, other than the payment of an aggregate of $7,500 per month to Kaiyuan Real Estate Development, an affiliate of Yong Hui Li, our Chairman, for office space, administrative services and secretarial support and any Interested Director shall abstain from such review and approval.

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares. We are authorized to issue 50,000,000 ordinary shares, par value $0.001 and 1,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this report, 4,894,983 ordinary shares are issued and outstanding. Each share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the board of directors redeem our ordinary shares for such consideration as the board of directors determines.

Alteration of Rights. If, at any time, our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not we are being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class.

Meetings. Our annual meeting may be held at such time and place as their chairman or any two directors or any director and the secretary or the board of directors shall appoint. The chairman or any two directors or any director and the secretary or the board of directors may convene an extraordinary general meeting whenever in their judgment such a meeting is necessary. At least 10 clear days notice of an annual meeting shall be given to each shareholder entitled to attend and vote thereat, stating the date, place, and time at which the meeting is to be held, and if different, the record date for determining shareholders entitled to attend and vote at the annual meeting, and, if practicable, the other business to be conducted at the meeting. At least 10 clear days notice of an extraordinary general meeting shall be given to each shareholder entitled to attend and vote thereat, stating the date, place, and time at which the meeting is to be held, and the general nature of the business to be considered at the meeting. A meeting shall, notwithstanding the fact that it is called on shorter notice than otherwise required, be deemed to have been properly called if it is so agreed by (i) all of the shareholders entitled to attend and vote thereat in the case of an annual meeting, and (ii) 75% of the shareholders entitled to attend and vote thereat in the case of an extraordinary general meeting. The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Limitations on the Right to Own Securities. There are no limitations on the rights to own our securities, or limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our securities, contained in our Amended and Restated Memorandum and Articles of Association (or under Cayman Islands law).

Provisions Relating to the Business Combination

Our Amended and Restated Memorandum and Articles of Association sets forth certain requirements and restrictions relating that apply to us until the consummation of our initial business combination. Specifically, our Amended and Restated Memorandum and Articles of Association provide, among other things, that:

•	if we have entered into a letter of intent, agreement in principle or definitive agreement with respect to a business combination by September 30, 2012, the period of time to consummate a business combination will be automatically extended by an additional 6 months to March 30, 2013;
•	we may consummate our initial business combination only if public shareholders owning less than 83% of the ordinary shares sold in our IPO, exercise their redemption rights;
•	if our initial business combination is consummated, shareholders who exercised their redemption rights will receive their pro rata share of the trust;

•	if we have not completed an initial business combination September 30, 2012 (or March 31, 2013 pursuant to the automatic period extension), our corporate existence will cease except for the purposes of winding up our affairs and liquidating and we will distribute to all of our public shareholders their pro rata share of the trust account. This has the same effect as if our board of directors and shareholders had formally voted to approve our voluntary winding up and dissolution. As a result, no vote would be required from our shareholders to commence such a voluntary winding up and dissolution;
•	our management will take all actions necessary to liquidate our trust account to our public shareholders as part of our plan of dissolution if a business combination is not consummated within the time periods specified in our Amended and Restated Memorandum and Articles of Association;
•	our shareholders’ rights to receive a portion of the trust account are limited such that they may only receive a portion of the trust account upon liquidation of our trust account to our public shareholders as part of our plan of distribution or upon the exercise of their redemption rights;
•	we may not consummate any other merger, capital stock exchange, stock purchase, asset acquisition or similar transaction or control through contractual arrangements other than a business combination that meets the conditions specified in our Amended and Restated Memorandum and Articles of Association, including the requirement that our initial
•	business combination be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions and taxes payable) at the time of such business combination;
•	prior to our initial business combination, we may not issue any units, ordinary shares, warrants or any options or other securities convertible into or exchangeable for ordinary shares, or any preferred shares, that participate in any manner in the proceeds of the trust account, or that vote as a class with the ordinary shares sold in our IPO on a business combination;
•	the board of directors shall review and approve all payments made to our founders, officers, directors, and their respective affiliates, other than the payment of an aggregate of $7,500 per month to Kaiyuan Real Estate Development for office space, administrative services and secretarial support, with any interested director abstaining from such review and approval;
•	we may not to enter into any transaction with any of our officers, directors or any of our or their respective affiliates without the prior approval by a majority of our disinterested directors, who had access, at our expense, to our attorneys or independent legal counsel, and unless our disinterested directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties; and
•	we may not (i) consummate a business combination with a target business that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with our founders or our directors, or officers, or (ii) consummate a business combination with any underwriter, or underwriting selling group member, or any of their affiliates, unless we obtain an opinion from an unaffiliated, independent investment banking firm that is a member of FINRA that a business combination with such target business is fair to our shareholders from a financial point of view.

The above-referenced requirements and restrictions included in our Amended and Restated Memorandum and Articles of Association are obligations to our shareholders and may only be amended prior to consummation of our initial business combination with the vote of our board of directors and the affirmative vote of at least 80% of the voting power of our outstanding ordinary shares (which restrictions on amendment Conyers Dill & Pearman has indicated is enforceable under Cayman Islands law). In addition, the relevant portions of the agreement governing the trust account can only be amended with the consent of 80% of the voting power of public shares. Our founders have agreed to vote the founders’ units in the same manner as a majority of the public shareholders at the extraordinary general meeting called for the purpose of approving our initial business combination and/or amending Article 156 of our Amended and Restated Memorandum and Articles of Association (the article that contains all of the special provisions applicable to us prior to and in connection with our initial business combination) prior to consummation of our initial business combination. The members of our board have agreed that they will not recommend approval of such a proposal to eliminate or amend this provision (although shareholders could request that such a proposal be included as an item for shareholder approval in connection with a meeting of shareholders) prior to the consummation of a business combination. In light of the requirement that we obtain the approval of at least 80% of the voting power of our shareholders, we do not anticipate any changes to such requirements and restrictions prior to our consummation of a business combination, if any. Our Amended and Restated Memorandum and Articles of Association provide shareholders with redemption rights only in connection with a business combination. In the event that a vote is called to consider other amendments to our Amended and Restated Memorandum and Articles of Association there can be no assurance that redemption rights will be granted. If we hold a shareholder vote with respect to the business combination, our founders have agreed to vote the founders’ units in the same manner as a majority of the public shareholders who vote at the special or annual meeting called for such purpose. In addition, each of our founders, directors, and officers has agreed that if he acquires ordinary shares in or following our IPO, they will vote all such acquired shares in favor of the business combination. With respect to a vote to amend Article 156 of our amended and restated memorandum and articles of association, our founders, directors, and officers may vote any shares acquired by them in or following our IPO in any way they wish.

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

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our units, ordinary shares and redeemable warrants to acquire our ordinary shares, sometimes referred to collectively in this summary as our “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our securityholders. The Cayman Islands are not party to any double taxation treaties.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of our securities. However, an instrument transferring title to our securities, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on our securities, debentures or other obligations or (ii) by way of the withholding in whole or in part in connection with the payment of a dividend or other distribution of income or capital by us to our securityholders or a payment by us of principal or interest or other sums due under a debenture or other obligation.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences to an investor of the acquisition, ownership and disposition of our securities.

Because the components of a unit are separable at the option of the holder, the holder of a unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and one redeemable warrant components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and redeemable warrants should also apply to holders of units (as the deemed owners of the underlying ordinary shares and redeemable warrants which comprise the units).

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the Medicare contribution tax on certain unearned income or the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;
•	broker-dealers;
•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;

•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 5 percent or more of our voting shares;
•	persons that acquired our securities pursuant to the exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service or “IRS”. Or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Allocation of Purchase Price and Characterization of a Unit

While not free from doubt, each unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one ordinary share and one redeemable warrant to acquire one ordinary share. For U.S. federal income tax purposes, each holder of a unit must allocate the purchase price of a unit between the ordinary share and the redeemable warrant that comprise the unit based on the relative fair market value of each at the time of acquisition. The price allocated to the ordinary share or to the redeemable warrant will be the holder’s tax basis in such share or redeemable warrant, as the case may be. While uncertain, the IRS, by analogy to the rules relating to the allocation of the purchase price to components of a unit consisting of debt and equity, may take the position that any allocation of the purchase price that we may make will be binding on a holder of a unit, unless the holder explicitly discloses in a statement attached to the holder’s timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the unit that the holder’s allocation of the purchase price between the ordinary share and the redeemable warrant that comprise the unit is different from our allocation. Any such allocation is not, however, binding on the IRS.

Although we intend to take a contrary position, if our ordinary shares are not viewed as participating in our corporate growth (i.e., our future earnings or increases in our net asset value) to any significant extent (other than by reason of any “conversion” feature), due to our limited potential for corporate growth prior to a business combination, there is a risk that a holder’s entitlement to receive payments upon the exercise of the holder’s redemption right or upon our liquidation in excess of the holder’s initial tax basis in our ordinary shares will result in constructive income to the holder. This could affect the timing and character of income recognition and result in U.S. federal income tax liability to the holder without the holder’s receipt of cash from us.

Each holder is advised to consult its own tax advisor with respect to the risks associated with an investment in a unit (including alternative characterizations of a unit or the components thereof) and regarding the risks associated with an allocation of the purchase price between the ordinary share and the redeemable warrant that comprise a unit that is inconsistent with any allocation of the purchase price that we may make. The balance of this discussion assumes that our characterization of the units (and the components thereof) and any allocation of the purchase price as described above are respected for U.S. federal income tax purposes.

U.S. Holders

Tax Reporting

Certain U.S. Holders may be required to file an IRS Form 926 (Return of a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property, including cash, to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax advisor regarding this reporting obligation.

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a reform of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares and will be treated as described under “Taxation on the Disposition of Ordinary Share and Redeemable Warrants” below.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2013, cash dividends on our shares may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares and Redeemable Warrants” below) provided that (1) such shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the U.S.-PRC Tax Treaty, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for such shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such shares redeemed by us. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although our ordinary shares are currently listed and traded on the NASDAQ Capital Market, we cannot guarantee that our ordinary shares will continue to be listed and traded on the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares. For taxable years beginning on or after January 1, 2013, the regular U.S. federal income tax rate applicable to such dividends currently is scheduled to return to the regular U.S. federal income tax rate generally applicable to ordinary income.

If a PRC income tax applies to cash dividends paid to a U.S. Holder on our ordinary shares, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such dividends, a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Possible Constructive Distributions

The terms of each redeemable warrant provide for an adjustment to the number of shares for which the redeemable warrant may be exercised or to the exercise price of the redeemable warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the redeemable warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the redeemable warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our ordinary shares which is taxable to the U.S. Holders of such ordinary shares as described under “— Taxation of Cash Distributions Paid on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the redeemable warrants received a cash distribution from us equal to the fair market value of such increased interest.

Taxation on the Disposition of Ordinary Shares and Redeemable Warrants

Upon a sale or other taxable disposition of our ordinary shares or redeemable warrants (which, in general, would include a distribution in connection with our liquidation or a redemption of ordinary shares, as described in “Taxation on the Redemption of Ordinary Shares” below, or a redemption of redeemable warrants), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or redeemable warrants. See “— redeemable Exercise or Lapse of a Redeemable Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of redeemable warrants.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2013). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or redeemable warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain from the disposition of our ordinary shares or redeemable warrants by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such gain, a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Redemption of Ordinary Shares

In the event that a U.S. Holder elects to redeem its ordinary shares and receive cash pursuant to the exercise of its redemption right, the redemption generally will be treated as a sale of our ordinary shares, rather than as a distribution. The redemption, however, will be treated as a distribution and taxed as described in “— Taxation of Cash Distributions Paid on Ordinary Shares,” above, if (i) the redemption is “essentially equivalent to a dividend” (meaning that the U.S. Holder’s percentage ownership in us (including shares the U.S. Holder is deemed to own under certain constructive ownership rules, which provide, among other things, that the U.S. Holder is deemed to own any shares that it holds a warrant to acquire), after the redemption is not meaningfully reduced from what its percentage ownership in us (including constructive ownership) was prior to the redemption), (ii) the redemption is not “substantially disproportionate” as to that U.S. Holder (“substantially disproportionate” meaning, among other requirements, that the percentage of our outstanding voting shares owned (including constructive ownership) by such holder immediately following the redemption is less than 80% of that percentage owned (including constructive ownership) by such holder immediately before the redemption), and (iii) the redemption does not result in a “complete termination” of the U.S. Holder’s interest in us (taking into account certain constructive ownership rules). If the U.S. Holder had a relatively minimal interest in our ordinary shares and, taking into account the effect of redemptions by other shareholders, its percentage ownership (including constructive ownership) in us is reduced as a result of the redemption, such holder generally should be regarded as having a meaningful reduction in interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the U.S. federal income tax consequences to it of any redemption of its ordinary shares.

Additional Taxes After 2012

For taxable years beginning on or after January 1, 2013, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Exercise or Lapse of Redeemable Warrants

Subject to the PFIC rules discussed below, a U.S. Holder will not recognize gain or loss upon the acquisition of ordinary shares on the exercise of redeemable warrants for cash. Ordinary shares acquired pursuant to the exercise of redeemable warrants for cash will have a tax basis equal to the U.S. Holder’s tax basis in the redeemable warrants, increased by the amount paid to exercise the redeemable warrants. The holding period of such ordinary shares should begin on the day after the date of exercise of the redeemable warrants. If a redeemable warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s adjusted tax basis in the redeemable warrant.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because we are a blank check company, with no current active business, we believe that it is likely that we met the PFIC asset or income test for our 2011 taxable year since we did not complete a business combination in our 2011 taxable year. Pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. Because we believe that we had income in a prior taxable year (2010), however, we expect that the start-up exception would not be available in our 2011 taxable year or in any subsequent taxable year. Our actual PFIC status for our 2012 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year, although we do not plan to make annual determinations or otherwise notify U.S. Holders of our PFIC status. Accordingly, there can be no assurance with respect to our status as a PFIC for our 2012 taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or redeemable warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or redeemable warrants; and
•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or redeemable warrants;
•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;
•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its redeemable warrants. As a result, if a U.S. Holder sells or otherwise disposes of a redeemable warrant (other than upon exercise of the redeemable warrant), any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the redeemable warrants. If a U.S. Holder that exercises such redeemable warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the redeemable warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares acquired upon the exercise of the redeemable warrants by the gain recognized and also will have a new holding period in such shares for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale or other taxable disposition of our ordinary shares will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or redeemable warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, with respect to such shares and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to redeemable warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares are currently listed and traded on the NASDAQ Capital Market, we cannot guarantee that our ordinary shares will continue to be listed and traded on the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares should be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, we do not plan to make annual determinations or otherwise notify U.S. Holders of the status of any such lower-tier PFIC. There is also no assurance that we will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and redeemable warrants should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and redeemable warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Ordinary Shares and Redeemable Warrants

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares or redeemable warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other taxable disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a redeemable warrant, or the lapse of a redeemable warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a redeemable warrant by a U.S. Holder, as described under “U.S. Holders — Exercise or Lapse of Redeemable Warrants,” above.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our securities within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. Also, pursuant to recently enacted legislation effective as of January 1, 2013, we may be required to enter into an agreement with the IRS to disclose certain information to the IRS about our U.S. Holders. In addition, pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its securities and adjustments to that tax basis and whether any gain or loss in respect to such securities is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file on IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our securities.

Moreover, backup withholding of U.S. federal income tax, at a rate of 28% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2013), generally will apply to dividends paid on our securities to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The net proceeds of our IPO, including amounts in the trust account, are and will be invested in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Use of Proceeds

On March 30, 2011, we consummated our IPO of 3,600,000 units. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. Prior to the consummation of the IPO, we completed a private placement of 2,185,067 warrants to our founding stockholders generating gross proceeds of $1,638,800. On May 10, 2011, we announced that the underwriters of our IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO).  The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

Chardan Capital Markets, LLC acted as lead underwriter. The securities sold in our IPO were registered under the Securities Act of 1933 on a registration statement on Form F-1 (No. 333-171777). The Securities and Exchange Commission declared the registration statement effective on March 24, 2011.

We incurred a total of $1,826,488 in underwriting discounts and commissions, of which $1,022,833 has been placed in the trust account. Such portion of the underwriter’s compensation will only be paid to the underwriters in the event that we consummate a business combination. The total expenses in connection with the sale of our warrants in the private placement and the IPO were $2,320,344. No expenses of the offering were paid to any of our directors or officers or any of their respective affiliates. We did, however, repay Diana Liu and William Yu for interest-free loans they made to us prior to the consummation of the private placement and the initial public offering. The aggregate amount of principal on such loans that we repaid was $150,000. All the funds held in the trust account have been invested in U.S. “government securities” (as such term is defined in the Investment Company Act).

The amounts held in the trust account may only be used by us upon the consummation of a business combination, except that we may use the interest earned on the trust account to fund our working capital prior to a business combination. As of December 31, 2011, there was approximately $36,625,958 held in the trust account, which includes deferred underwriting fees of $1,022,833.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2011. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the our internal control over the financial reporting as of December 31, 2011, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Company’s Board of Directors has determined that Mr. George Kaufman, Mr. Jason Wang and Mr. Dane Chauvel are audit committee financial experts, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, offices and employees. In addition, it has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board structure, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association. We will provide a copy of our code of ethics to any person, without charge, upon request. Requests for copies of our code of ethics should be sent in writing to Prime Acquisition Corp., No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China, Tel: 408-431-7286, Fax: 650-618-2552.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Crowe Horwath LLP, our independent registered public accounting firm, for the period indicated.

	2011	2010
Audit fees	$33,000	$45,000
Audit related fees	—	10,000
Tax fees	—	—
All Other Fees	—	—
Total fees	$33,000	$55,000

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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

There are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of the NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association*
2.1	Specimen Unit Certificate*
2.2	Specimen Ordinary Share Certificate*
2.3	Specimen Public Redeemable Warrant Certificate*
2.4	Specimen Founder Warrant Certificate*
2.5	Specimen Placement Warrant Certificate*
2.6	Form of Warrant Agreement*
2.7	Form of Unit Purchase Option*
4.1	Form of Underwriting Agreement*
4.2	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders*
4.3	Promissory Note dated March 25, 2010 by the Registrant to Diana Chia-Huei Liu*
4.4	Promissory Note dated March 25, 2010 by the Registrant to William Tsu-Cheng Yu*
4.5	Promissory Note dated November 10, 2010 by the Registrant to Diana Chia-Huei Liu*
4.6	Promissory Note dated November 10, 2010 by the Registrant to William Tsu-Cheng Yu*
4.7	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant*
4.8	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founders*
4.9	Form of Services Agreement between the Registrant and Kaiyuan Real Estate Development*
4.10	Form of Registration Rights Agreement among the Registrant and the Founders*
4.11	Form of Placement Warrant Purchase Agreement between the Registrant and Prime Acquisition Corp. Limited*
4.12	Promissory Note, dated as of February 10, 2010, issued to Diana Liu*
4.13	Promissory Note, dated as of February 10, 2010, issued to William Yu*
4.14	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Amy Lau*
4.15	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Carolyne Yu*
4.16	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dane Chauvel*
4.17	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dave Sagar*
4.18	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Elizabeth Pulchny*
4.19	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and John Chase*
4.20	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Lance Wei*
4.21	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Rebecca Poon*
4.22	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Dane Chauvel*
4.23	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Jason Wang*
4.24	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and HuiKai Yan*
4.25	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to Diana Liu*
4.26	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to William Yu*
4.27	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to Diana Liu*

4.28	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to William Yu*
4.29	Stock Option Agreement, dated as of March 21, 2012, between the Registrant and George Kaufman
11.1	Code of Ethics*
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

*	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-171777).

**	To be filed by amendment, in accordance with Rule 405 of Regulation S-T.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.

April 30, 2012	By:	/s/ Diana Chia-Huei Liu
	Name:	Diana Chia-Huei Liu
	Title:	Chief Executive Officer

FINANCIAL STATEMENTS

93

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Prime Acquisition Corp.

Hebei Province, PRC

We have audited the accompanying balance sheets of Prime Acquisition Corp. (a development stage company) as of December 31, 2011 and 2010, and the related statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2011 and the periods from February 4, 2010 (inception) to December 31, 2010 and 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the year ended December 31, 2011 and the periods from February 4, 2010 (inception) to December 31, 2010 and 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Sherman Oaks, California

April 30, 2012

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
BALANCE SHEET

	December 31, 2011	December 31, 2010

ASSETS

CURRENT ASSETS
Cash	$68,966	$14,701
Investments held in trust	36,627,014	-
Prepaid expenses	30,810	2,700
Deferred offering costs	-	358,900
Fixed assets	2,294	2,983
Total assets	$36,729,084	$379,284

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accrued expenses	$80,825	$247,577
Due to related party	83,184	12,759
Deferred underwriters fees	1,022,833	-
Notes payable to stockholders	-	150,000
Total current liabilities	1,186,842	410,336

Ordinary shares, subject to possible redemption 3,031,969 shares at $10.02 per share	30,380,329	-

SHAREHOLDERS' EQUITY (DEFICIT)
Ordinary shares, $.001 par value
Authorized 50,000,000 shares;	1,863	1,564
4,894,983 and 1,564,000 shares issued and outstanding, respectively
Additional paid-in capital	5,685,171	34,374
Deficit accumulated during the development stage	(525,121)	(66,990)
Total shareholders' equity (deficit)	5,161,913	(31,052)
Total liabilities & shareholders' equity (deficit)	$36,729,084	$379,284

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF OPERATIONS

	For the year ended December 31, 2011	For the period from February 4, 2010 (Inception) to December 31, 2010	For the period from February 4, 2010 (Inception) to December 31, 2011

Revenue	$-	$-	$-

Operating expenses	(479,050)	(61,673)	(540,723)

Formation costs	-	(5,317)	(5,317)

Total operating expenses	(479,050)	(66,990)	(546,040)

Operating loss	(479,050)	(66,990)	(546,040)

Interest earned from investment held in trust	20,919	-	20,919

Net loss	$(458,131)	$(66,990)	$(525,121)

Weighted average shares outstanding	4,085,986	1,425,686

Basic and diluted net loss per share	$(0.11)	$(0.05)

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the period February 4, 2010 (Inception) to December 31, 2011

	Ordinary Shares
	Shares	Amount	Add'l paid-in Capital	Deficit Accumulated	Stockholders Equity
Units issued February 18, 2010 for cash at $0.001per share	1,408,750	$1,409	$-	$-	$1,409

Non-employee stock based compensation	-	-	34,374	-	34,374

Units issued November 25, 2010 for cash at 0.001per share	155,250	155	-	-	155

Net loss for the period February 4, 2010 (inception) to December 31, 2010	-	-	-	(66,990)	(66,990)

Balance at December 31, 2010	1,564,000	1,564	34,374	(66,990)	(31,052)

Forfeiture of Initial Shareholders units	(156,400)	(156)	156	-	-

Proceeds from sale of warrants in private placement	-	-	1,638,800	-	1,638,800

Proceeds from initial public offering net of offering costs and underwriter discount of $2,320,344	3,600,000	3,600	33,676,056	-	33,679,656

Sale of unit purchase option to underwriters	-	-	100	-	100

Proceeds from underwriter over-allotment exercise net of underwriter discount of $26,488	52,975	53	503,210	-	503,263

Proceeds subject to possible redemption of 3,031,969 shares	-	(3,032)	(30,377,297)	-	(30,380,329)

Forfeiture of 165,592 units due to underwriters' partial exercise of the over-allotment	(165,592)	(166)	166	-	-

Non-employee stock based compensation	-	-	209,606	-	209,606

Net loss for the year ended December 31, 2011	-	-	-	(458,131)	(458,131)

Balance at December 31, 2011	4,894,983	$1,863	$5,685,171	$(525,121)	$5,161,913

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CASH FLOWS

	For the year ended December 31, 2011	For the period from February 4, 2010 (Inception) to December 31, 2010	For the period from February 4, 2010 (Inception) to December 31, 2011
Cash Flows from Operating Activities
Net Loss	$(458,131)	$(66,990)	$(525,121)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-employee stock based compensation	209,606	34,374	243,980
Depreciation expense	536	61	597
Changes in operating assets and liabilities
Prepaid expenses	(28,110)	(2,700)	(30,810)
Deferred offering costs	358,900	(358,900)	-
Accrued expenses	(166,754)	247,577	80,823
Due to related party	70,425	12,759	83,184
Net cash used in operating activities	(13,528)	(133,819)	(147,347)

Cash Flows from Investing Activities
Funds placed in trust account from offerings	(36,088,000)	-	(36,088,000)
Funds placed in trust account from underwriters' exercise of overallotment option	(518,096)	-	(518,096)
Proceeds from maturities of US Treasury Bills	36,618,000	-	(36,618,000)
Proceeds from maturities of US Treasury Bills reinvested in trust account	(36,619,638)	-	(36,619,638)
Interest reinvested in trust account	(19,280)	-	(19,280)
Purchases of fixed assets	-	(2,889)	(2,889)
Net cash used in investing activities	(36,627,014)	(2,889)	(36,629,903)

Cash Flows from Financing Activities
Proceeds from sale of ordinary shares to founding stockholders	155	1,409	1,564
Proceeds from initial public offering	36,000,000	-	36,000,000
Proceeds from issuance of underwriter purchase option	100	-	100
Proceeds from private placement of insider warrants	1,638,800	-	1,638,800
Proceeds from underwriter over-allotment exercise	529,750	-	529,750
Payment of underwriting fees and offering costs	(1,323,998)	-	(1,323,998)
Proceeds from notes payable to stockholders	-	150,000	150,000
Payment of notes payable to stockholders	(150,000)	-	(150,000)
Net cash provided by financing activities	36,694,807	151,409	36,846,216
Net increase in cash	54,265	14,701	68,966

Cash, at the beginning of the period	14,701	-	-
Cash, at the end of the period	$68,966	$14,701	$68,966

Supplemental disclosure of non-cash financing activities
Deferred underwriters' commission included in proceeds from the IPO and over-allotment exercise	$1,022,833	$-	$1,022,833

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations

Prime Acquisition Corp. (the “Company”) is a Cayman Islands limited life exempted company organized as a blank check company for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of an operating business through contractual arrangements, that has its principal operations located in the greater China region.

The registration statement for the Company’s initial public offering (the “Offering”) was declared effective March 24, 2011. The Company consummated the Offering on March 30, 2011 and received net proceeds of $34,687,656, including $1,008,000 in deferred underwriter’s fees and $1,638,800 from the private placement sale of Placement Warrants (Note 3). On May 10, 2011, the underwriters of the Offering exercised their over-allotment option in part, for an additional 52,975 units (over and above the 3,600,000 units sold in the Offering), and the Company received additional net proceeds of $518,096, including $14,833 in deferred underwriter's fees. Substantially all of the net proceeds from the Offering and private placement are intended to be generally applied toward consummating a business combination (“Business Combination”). The Company’s management has complete discretion in identifying and selecting a target business. There is no assurance that the Company will be able to successfully effect a Business Combination. As of December 31, 2011, $36,627,014 is being held in a trust account (“Trust Account”) until the earlier of (i) the completion of a Business Combination or (ii) liquidation of the Company. The funds being in a trust account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages execute agreements with the Company waiving any right in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions, and initial and continuing general and administrative expenses.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders with the opportunity to redeem their shares for a pro rata portion of the Trust Account. In the event that shareholders owning 83% or greater of the total number of shares issued in the Offering (“Public Shares”) exercise their redemption rights, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to waive any redemption rights they may have in connection with the Business Combination.

With respect to a Business Combination which is consummated, any shareholder may demand that the Company convert his or her shares. Any shareholder will have the right to demand that such shareholder’s shares be converted into a pro rata share of the Trust Account, initially approximately $10.02 per Public Share. The Company’s Memorandum and Articles of Association provides that the Company will continue in existence only until 18 months from the consummation of the Offering or 24 months from the consummation of the Offering if the period to complete a Business Combination has been extended. If the Company has entered into a letter of intent, memorandum of understanding or definitive agreement for a Business Combination, the period of time to consummate a Business Combination will be automatically extended by an additional six months for the purpose of consummating such Business Combination.  If the Company has not completed a Business Combination by such dates, this will trigger the winding up of the Company and it will liquidate and distribute the proceeds held in the Trust Account to the Public Shareholders.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Geographical Risk

The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

Fair Value

The Company measures fair value in accordance with generally accepted accounting principles. Fair value measurements are applied under other accounting pronouncements that require or permit fair value measurements. Financial instruments included in the Company’s balance sheets consist of cash and cash equivalents, investments held in trust, prepaid expenses, accrued expenses, and due to related party.

Investments Held in Trust

Investment securities consist of United States Treasury securities. The Company classifies its securities as held-to-maturity in accordance with FASB Accounting Standards Codification (“ASC”) 320 “Investments - Debt and Equity Securities.”  Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity.  Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.  Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

Income Taxes

The Company was incorporated as a Cayman Island exempted company and therefore the Company is not currently subject to income tax. Upon consummation of an acquisition as contemplated, the Company may be subject to income tax depending on the jurisdiction and nature of the merged entity’s operations.

Redeemable Common Stock

The Company accounts for redeemable common stock in accordance with ASC 480-10-S99 “Classification and Measurement of Redeemable Securities,” which provides that securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity. Accordingly, 3,031,969 shares of common stock sold in the Offering are classified outside of permanent equity at redemption value. The Company recognizes changes in the redemption value in the period they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

Share-Based Compensation

Share-based compensation expense related to non-employee options is recognized in accordance with ASC 505-50 “Equity-Based Payments to Non-Employees” for equity instruments issued to other than employees for acquiring goods and/or services.

The Company estimates the fair value of option awards using the Black-Scholes option pricing model. Determining the fair value of awards under this model represents management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

Earnings per Share

Basic earnings per share is computed by dividing net income or loss by the weighted-average number of ordinary shares outstanding during the period. The 1,242,008 units issued to the Company’s Initial Shareholders as of December 31, 2011 were issued for $0.001 per share, which is considerably less than the Offering per-share price; such shares have been assumed to be retroactively outstanding for the period since inception.

Potentially dilutive securities include:

		For the period	For the period
		from February 4, 2010	from February 4, 2010
	For the year ended	(Inception) to	(Inception) to
	December 31, 2011	December 31, 2010	December 31, 2011

Warrants to purchase common stock	7,080,050	-	7,080,050
Options to purchase common stock	55,000	55,000	55,000
Total potential dilutive securities	7,135,050	55,000	7,135,050

The warrants and options have been excluded from the computation of fully diluted loss per share as their effect is anti-dilutive.

Recent Accounting Pronouncements

The adoption of recently effective accounting standards did not have a material effect on the Company’s financial statements; nor does the Company believe that any other recently issued, but not yet effective, accounting standards will have a material effect on the Company’s financial position or results of operations when adopted.

Note 3 — Initial Public Offering

The registration statement for the Offering was declared effective March 24, 2011. On March 30, 2011, the Company sold 3,600,000 Units, at an Offering price of $10.00 per unit, generating gross proceeds of $36,000,000. Each Unit consists of one ordinary share, $0.001 par value, of the Company and one Redeemable Purchase Warrant (“Warrant”). Each Warrant will entitle the holder to purchase from the Company one ordinary share at an exercise price of $7.50 commencing upon the later of completion of a Business Combination, or March 30, 2012. The warrants expire on March 30, 2016, unless earlier redeemed. The Company may redeem the Warrants, at a price of $0.01 per Warrant upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, the Founder warrants and the Placement Warrants may be exercised on a “cashless basis.’' In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (X) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (Y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

In connection with the Offering, the Company granted the underwriters a 45-day option to purchase up to 540,000 additional Units solely to cover over-allotments. On May 10, 2011, the Company announced that the underwriters of its Offering exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the Offering) generating additional gross proceeds of $529,750.

The 3,652,975 units sold in the Offering, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of Placement Warrants (as defined below) to the founding shareholders, has been placed in trust.

The Company agreed to pay the underwriters in the Offering an underwriting discount of 5% of the gross proceeds of the Offering. However, the underwriters agreed that a portion of the underwriting discounts equal to 2.8% of the gross proceeds of the Offering (or $1,022,833) will not be payable unless and until the Company completes a Business Combination and have waived their right to receive such payment upon the Company's liquidation if it is unable to complete a Business Combination.

On March 24, 2011, certain of the Initial Shareholders purchased an aggregate of 2,185,067 warrants (the “Placement Warrants”) from the Company in a private placement pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended. The Placement Warrants were sold for a total purchase price of $1,638,800 or $0.75 per warrant. The private placement took place immediately prior to the consummation of the Offering. The Placement Warrants are identical to the Warrants contained in the Units except that the Placement Warrants may be exercised on a cashless basis at any time after a Business Combination even if there is not an effective registration statement relating to the shares underlying the Warrants so long as such Placement Warrants are held by these individuals or their affiliates and are subject to certain transfer restrictions. Pursuant to that certain Placement Warrant Purchase Agreement, the purchasers have agreed that, with certain exceptions for certain gifts to family members, by virtue of the laws of descent, and pursuant to a qualified domestic relations order, the Placement Warrants will not be sold or transferred by them until after the Company has completed a business combination.

In addition, at the closing of the Offering, the Company issued a unit purchase option, for $100, to the representative of the underwriters and/or its designees to purchase 215,000 Units at an exercise price of $12.00 per unit. The units issuable upon exercise of this option are identical to the units being offered in the Offering. The Company accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this unit purchase option is approximately $1,220,400 (approximately $3.39 per unit) using a Black-Scholes option-pricing model.

The fair value of the unit purchase option granted to the underwriter is estimated as of the date of grant using the following assumptions: (1) expected volatility of 43.55%, (2) risk-free interest rate of 1.44% based on the five-year U.S. Treasury Note and (3) expected life of 5 years. The volatility assumption is based on the average of two post-merged blank check companies operating in the greater China region in uncorrelated sectors (media and agriculture). Thus, the Company believes that the volatility estimate is comprehensive enough, considering that the Company does not have a specific target industry. The Company believes also that the volatility estimate calculated is a reasonable benchmark to use in estimating the expected volatility of the Company’s Units. Although an expected life of five years was used in the calculation, if the Company does not consummate a business combination within the prescribed time period and automatically dissolves and subsequently liquidates its Trust Account, the option will become worthless. The unit purchase option may be exercised for cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying warrants, the unit purchase option or warrants, as applicable, will expire worthless.

Note 4 — Investments Held in Trust

Substantially all of the net proceeds from the Offering are intended to be generally applied toward consummating a Business Combination. Management agreed to place the net proceeds from the Offering into the Trust Account until the earlier of (i) the completion of a Business Combination or (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages execute agreements with the Company waiving any right in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements.

As of December 31, 2011, investment securities in the Company’s Trust Account consist of $36,624,173 in United States government treasury bills (the “T-Bills”) with maturities ranging from April 15, 2012 to May 24, 2012 and $2,841 in cash. The carrying amount, excluding accrued interest income, gross unrealized holding gains and fair value of held-to-maturity securities at December 31, 2011 are as follows:

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Cash	$2,841	$—	$—	$2,841
Held-to-Maturity:
United States Treasury Securities	36,624,173	—	(1,056)	36,623,117
Total Investments Held in Trust	$36,627,014	$—	$(1,056)	$36,625,958

The Company’s T-Bills had original maturity dates ranging from October 6, 2011 to November 10, 2011. Upon maturity, the Company recognized $19,280 in interest income and reinvested the proceeds in six-month T-Bills with maturity dates ranging from April 15, 2012 to May 24, 2012. As of December 31, 2011 the Company has recognized $1,639 of interest income related to the T-Bills with $826 of the unamortized discount to be recognized over the remaining life of the securities.

Note 5 — Related Party Transactions

The Company entered into three non-interest bearing unsecured promissory notes with two directors of the Company in an aggregate principal amount of $150,000. The notes were repaid on March 30, 2011 with proceeds from the Offering.

From time to time Company’s executives incur expenses on behalf of the Company for various office and travel expenses.  No interest is charged by the executives on any outstanding balance owed by the Company. For the year ended December 31, 2011 and the periods from February 4, 2010 (inception) to December 31, 2010 and 2011, total expenses paid by the executives on behalf of the Company totaled $164,638, $12,760 and $177,398, respectively. As of December 31, 2011 the Company has a payable to its executives of $15,200.

The Company has agreed to pay Kaiyuan Real Estate Development (“Kaiyuan”) a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing March 30, 2011 and ending on the earlier of consummation of a Business Combination or liquidation. Kaiyuan is an affiliate of Mr. Yong Hui Li, the Company’s chairman. The total expenses incurred under this agreement for the period from February 4, 2010 (inception) to December 31, 2011 were $67,984.

The Company has arranged to secure additional office space, administrative services and secretarial support in Taipei, commencing on February 1, 2012. Fees for the additional office space, administrative services and secretarial support will be included in the $7,500 monthly fee paid to Kaiyuan by the Company.

Note 6 — Fair Value Measurements

The Company defines fair value as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value estimates presented in the table below are based on information available to the Company as of December 31, 2011.

The accounting standard regarding fair value measurements discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company has no assets or liabilities carried at fair value on a recurring basis or assets carried at fair value on a non-recurring basis as of December 31, 2011.

As of December 31, 2011, $36,623,117 of the Company’s investment held in trust was invested exclusively in obligations of the U.S. government issued or guaranteed by the U.S. Treasury with the remaining amount held in cash. The Company accounts for these investments as held-to-maturity securities, which are recorded on the balance sheet at amortized cost and classified as either short term or long term based on the contractual maturity. The fair values of the Company’s investments in U.S. Treasury bills are determined through observable quoted active markets and the fair value approximates carrying value due to the short-term nature. As of December 31, 2011 there were no unrealized gains or losses on investments held in trust and the securities mature on dates ranging from April 15, 2012 to May 24, 2012.

Note 7 — Shareholders’ Equity

Common Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share.

As of December 31, 2010 there were 1,564,000 units issued and outstanding.

In March 2011, the Company’s initial shareholders forfeited, and the Company cancelled 156,400 units.

On May 10, 2011, the Company’s initial shareholders forfeited, and the Company cancelled 165,592 units in connection with the partial exercise of the underwriters’ over-allotment option.

As of December 31, 2011 there were 4,894,983 units outstanding. In addition, 253,877 founder units and the underlying ordinary shares and warrants will be forfeited by the founders in the event the last sales price of the Company’s ordinary shares does not equal or exceed $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 12 months following the closing of an initial Business Combination. An additional 253,878 founder units and the underlying ordinary shares and warrants will be forfeited for no consideration in the event the last sales price of the Company’s ordinary shares does not equal or exceed $13.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period between 12 and 24 months following the closing of an initial Business Combination.

Note 8 – Non-Employee Share-Based Compensation

On February 25, 2010 the Company’s board of directors authorized the issuance of up to 220,000 stock options and issued 20,000 options, each option to purchase one ordinary share of the Company to directors, employees and consultants of the Company.  The ordinary shares underlying the options will be restricted from receiving any funds held in the Trust Account.

On December 3, 2010 the Company’s board of directors further issued an additional 35,000 stock options, each option to purchase one ordinary share of the Company to officers or directors of the Company.  The ordinary shares underlying the options will be restricted from receiving any funds held in the Trust Account.   This additional authorization brings the total stock options issued as of December 31, 2011 to 55,000.

In connection with the authorization, the Company granted a total of 9,500 options to certain non-employee consultants for services to be provided over a two year period that vest quarterly and 35,000 options to certain officers or directors over a two and a half year period that vest quarterly. In addition the Company granted certain consultants 10,500 options which vest upon such consultants meeting certain performance requirements.

The following table summarizes the non-employee stock option activity for the period from February 4, 2010 (inception) to December 31, 2011:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at February 4, 2010 (inception)	-	$-	-	$-
Granted	55,000	0.001	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2010	55,000	0.001	6.22	530,624
Granted	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2011	55,000	0.001	4.54	462,106
Exercisable at December 31, 2011	25,413	0.001	4.54	246,707

The Following table summarizes the unvested non-employee stock option activity during the period from February 4, 2010 (inception) to December 31, 2011.

Number of Shares
Unvested at February 4, 2010 (inception)	-
Granted	55,000
Vested	(25,413)
Canceled	-
Unvested at December 31, 2011	29,587

The fair value assigned to the vested increments of these awards was estimated at the date of vesting using the Black-Scholes option-pricing model with the following assumptions:

Period from
February 4, 2010
(inception) to
December 31, 2011
Stock Price	$9.44 - $9.71
Risk-free interest rate	0.83% - 1.47%
Expected term (in years)	4.54
Weighted average expected stock price volatility	43.55%
Expected dividend yield	0%
Weighted average grant-date fair value of options granted	$ 9.6132

Management used the following assumptions for the Black-Scholes inputs: On the option valuation date, the current stock price was used for determining the fair value of the Company’s stock based on the closing price of common stock on the valuation date. An expected volatility based on the average expected volatilities of a sampling of three companies with similar attributes to the Company, including: industry, stage of life cycle, size and financial leverage. The expected dividend rate of 0% is based on management’s plan of operations. The risk-free interest rate is based on the U.S. Treasury 5-year Treasury Bill on the date of measurement. The Company expects that no options will be forfeited

The fair value of the outstanding unvested shares will be recognized when the performance completion date has occurred and the options vest.

Share-based compensation expense from non-employee stock options totaled $209,606, $34,374 and $243,980 for the year ended December 31, 2011, for the period from February 4, 2010 (inception) to December 31, 2010 and for the period from February 4, 2010 (inception) to December 31, 2011, respectively.

The amount of unearned share-based compensation expense from non-employee stock options as of December 31, 2011 was $273,015.

