Form 20-F/A
period 2011-12-31
PRIME ACQUISITION CORP
filed 2012-05-11
CIK 1485922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Amendment No. 1)

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
15F, 300 ChangChun Road
Taipei, Taiwan 104-87
Telephone: +886-9-7232-8345
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒   No  ☐

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to Prime Acquisition Corp.’s Annual Report on Form 20-F (the “Annual Report”) filed with the Securities and Exchange Commission on April 30, 2012, is to furnish the Interactive Data File as Exhibit 101 to the Annual Report in accordance with Rule 405 of Regulation S-T. Exhibit 101 provides the financial statements from the Annual Report formatted in XBRL (eXtensible Business Reporting Language).

No other changes have been made to the Annual Report. This Amendment No. 1 to the Annual Report does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way the disclosures made in the original Annual Report.

Pursuant to Rule 406T of Regulation S-T, the interactive files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

2

ITEM 19.         EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association*
2.1	Specimen Unit Certificate*
2.2	Specimen Ordinary Share Certificate*
2.3	Specimen Public Redeemable Warrant Certificate*
2.4	Specimen Founder Warrant Certificate*
2.5	Specimen Placement Warrant Certificate*
2.6	Form of Warrant Agreement*
2.7	Form of Unit Purchase Option*
4.1	Form of Underwriting Agreement*
4.2	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders*
4.3	Promissory Note dated March 25, 2010 by the Registrant to Diana Chia-Huei Liu*
4.4	Promissory Note dated March 25, 2010 by the Registrant to William Tsu-Cheng Yu*
4.5	Promissory Note dated November 10, 2010 by the Registrant to Diana Chia-Huei Liu*
4.6	Promissory Note dated November 10, 2010 by the Registrant to William Tsu-Cheng Yu*
4.7	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant*
4.8	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founders*
4.9	Form of Services Agreement between the Registrant and Kaiyuan Real Estate Development*
4.10	Form of Registration Rights Agreement among the Registrant and the Founders*
4.11	Form of Placement Warrant Purchase Agreement between the Registrant and Prime Acquisition Corp. Limited*
4.12	Promissory Note, dated as of February 10, 2010, issued to Diana Liu*
4.13	Promissory Note, dated as of February 10, 2010, issued to William Yu*
4.14	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Amy Lau*
4.15	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Carolyne Yu*
4.16	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dane Chauvel*
4.17	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dave Sagar*
4.18	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Elizabeth Pulchny*
4.19	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and John Chase*
4.20	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Lance Wei*
4.21	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Rebecca Poon*
4.22	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Dane Chauvel*
4.23	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Jason Wang*
4.24	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and HuiKai Yan*
4.25	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to Diana Liu*
4.26	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to William Yu*
4.27	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to Diana Liu*
4.28	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to William Yu*
11.1	Code of Ethics*
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-171777).

3

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.

May 11, 2012	By:	/s/ Diana Chia-Huei Liu
	Name:	Diana Chia-Huei Liu
	Title:	Chief Executive Officer

4