Form 20-F
period 2012-12-31
PRIME ACQUISITION CORP
filed 2013-04-30
CIK 1485922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ________ to ________

Commission file number: 001-35105

__________

Prime Acquisition Corp.
(Exact name of the Registrant as specified in its charter)

__________

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

 __________

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

On December 31, 2012, the issuer had 4,894,983 ordinary shares outstanding.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☒  No  ☐

i

Table of Contents continued

ii

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	“Prime,” “we,” “us,” “our company,” or “our,” refers to Prime Acquisition Corp., a company with limited liability incorporated in the Cayman Islands;

•	“Extension” refers to the extension of the time we have to complete a business combination from March 30, 2013 to September 30, 2013, which was approved by our shareholders on March 27, 2013.

•	“IPO” or “initial public offering” refer to the Company’s initial public offering pursuant to its prospectus, dated March 24, 2011, which was consummated on March 30, 2011;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

•	ability to complete a combination with one or more target businesses;

•	success in retaining or recruiting, or changes required in, our officers or directors following our initial business combination;

•	officers and directors allocating their time to other businesses and conflicts of interest that might arise with our officers and directors with respect to the allocation of business opportunities and the consummation of any business combination;

•	expectations regarding the involvement of our management following our initial business combination;

•	delisting of our securities from the NASDAQ Capital Market or the ability to have our securities listed on the NASDAQ Capital Market following our initial acquisition transaction;

•	estimates regarding the operating expenses of our business before the consummation of our initial business combination and the beliefs that upon completion of the private placement of the placement warrants and our IPO, we will have sufficient funds to operate until September 30, 2013 pursuant to the Extension, assuming that our initial business combination is not consummated during that time;

•	potential inability to obtain additional financing to consummate our initial business combination;

•	limited pool of prospective target businesses;

•	ability and the ability of our officers and directors to generate a number of potential investment opportunities;

•	potential change in control if we acquire one or more target businesses for equity securities;

•	public securities’ limited liquidity and trading;

•	use of proceeds not in the trust account; or

•	financial performance following our IPO.

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

The following selected consolidated financial data, other than selected operating data, have been derived from our audited consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011, which are included elsewhere in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected consolidated financial information as of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

	As of December 31,
Balance Sheet Data	2012	2011
Working capital	$34,655,523	$35,539,948
Total assets	36,639,978	36,729,084
Total liabilities	1,980,860	1,186,842
Value of ordinary shares which may be redeemed for cash ($10.02 per share)	30,380,329	30,380,329
Shareholders’ equity	4,278,789	5,161,913

Selected statement of operation data:	For the year ended December 31, 2012	For the year ended December 31, 2011
Operating expenses	$(1,120,793)	$(479,050)
Total operating expenses	(1,120,793)	(479,050)
Net loss	(1,088,874)	(458,131)
Weighted average shares outstanding	4,894,623	4,085,986
Basic and diluted net loss per share	(0.22)	(0.11)

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Pursuant to our Amended and Restated Memorandum and Articles of Association, we must complete a business combination with a fair market value of at least 80% of the balance of the trust account at the time of the business combination (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable) by September 30, 2013 pursuant to the Extension. If we fail to consummate a business combination within the required time frame, we will, in accordance with our Amended and Restated Memorandum and Articles of Association, automatically dissolve, liquidate and wind up. The foregoing requirements are set forth in Article 156 of our Amended and Restated Memorandum and Articles of Association and may not be eliminated without the vote of our board of directors and the vote of at least 80% of the voting power of our outstanding ordinary shares. We may not be able to find suitable target businesses within the required time frame. In addition, our negotiating position and our ability to conduct adequate due diligence on any potential target may be reduced as we approach the deadline for the consummation of our initial business combination. Although $10.02 per share is initially placed in trust, we may incur liabilities which are satisfied from the funds held in trust. If so, you will not be able to recover your full investment.

You will not have any rights or interest in funds from the trust account, except under certain limited circumstances, and therefore may not have access to such funds until September 30, 2013.

Our public shareholders will be entitled to receive funds from the trust account only in the event of our liquidation or if they seek to redeem their respective ordinary shares for cash in connection with a business combination that is consummated by us. In no other circumstances will a shareholder have any right or interest of any kind in the trust account. Therefore, you may not be able to obtain access to such funds until September 30, 2013.

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

Our Amended and Restated Memorandum and Articles of Association set forth certain requirements and restrictions relating to our IPO that apply to us until the consummation of our initial business combination. Specifically, our Amended and Restated Memorandum and Articles of Association provide, among other things, that:

•	we may consummate our initial business combination only if public shareholders owning less than 83% of the ordinary shares sold in our IPO, exercise their redemption rights, including shares redeemed in connection with the Extension;

•	if our initial business combination is consummated, shareholders who exercised their redemption rights will receive their pro rata share of the trust account;

•	if we have not completed an initial business combination by September 30, 2013 pursuant to the Extension, our corporate existence will cease except for the purposes of winding up our affairs and liquidating and we will distribute to all of our public shareholders their pro rata share of the trust account. This has the same effect as if our board of directors and shareholders had formally voted to approve our voluntary winding up and dissolution. As a result, no vote would be required from our shareholders to commence such a voluntary winding up and dissolution;

•	our management will take all actions necessary to liquidate our trust account to our public shareholders as part of our plan of dissolution if a business combination is not consummated within the time periods specified in our Amended and Restated Memorandum and Articles of Association;

•	our shareholders’ rights to receive a portion of the trust account are limited such that they may only receive a portion of the trust account upon liquidation of our trust account to our public shareholders as part of our plan of distribution or upon the exercise of their redemption rights;

•	we may not consummate any other merger, capital stock exchange, stock purchase, asset acquisition or similar transaction other than a business combination that meets the conditions specified in our Amended and Restated Memorandum and Articles of Association, including the requirement that our initial business combination be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions and taxes payable) at the time of such business combination;

•	prior to our initial business combination, we may not issue any units, ordinary shares, warrants or any options or other securities convertible into or exchangeable for ordinary shares, or any preferred shares, that participate in any manner in the proceeds of the trust account, or that vote as a class with the ordinary shares sold in our IPO on a business combination;

•	the board of directors shall review and approve all payments made to our founders, officers, directors, and their respective affiliates, other than the payment of an aggregate of $7,500 per month to Kaiyuan Real Estate Development for office space, administrative services and secretarial support, with any interested director abstaining from such review and approval;

•	we may not to enter into any transaction with any of our officers, directors or any of our or their respective affiliates without the prior approval by a majority of our disinterested directors, who had access, at our expense, to our attorneys or independent legal counsel, and unless our disinterested directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties; and

•	we may not (i) consummate a business combination with a target business that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with our founders or our directors, or officers, or (ii) consummate a business combination with any underwriter in our initial public offering, or underwriting selling group member, or any of their affiliates, unless we obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the Financial Industry Regulatory Authority, or FINRA, that a business combination with such target business is fair to our shareholders from a financial point of view.

Pursuant to our Amended and Restated Memorandum and Articles of Association, the foregoing provisions may be amended by at least 80% of the voting power of our outstanding ordinary shares. In addition, the relevant portions of the agreement governing the trust account can only be amended with the consent of 80% of the voting power of public shares. In order to effect the Extension, our shareholders previously approved certain amendments to our Articles of Association and the trust agreement governing the Trust Account at a special meeting of shareholders held on Wednesday, March 27, 2013. As a result of the Extension and the redemption of shares in connection therewith, a maximum of 23,014 additional shares may be redeemed in connection with a business combination.

Except for the shares issued immediately prior to our IPO and the shares underlying the units issued in connection with our IPO, we will not issue securities with voting rights to vote on any proposals to amend our Amended and Restated Memorandum and Articles of Association prior to a business combination. If any of these provisions are further amended, our shareholders:

•	may not have all of the rights they previously had;

•	might not receive the amount anticipated in connection with a redemption or liquidation; and

•	might not receive amounts from the trust account in the time frames specified in our Amended and Restated Memorandum and Articles of Association.

In addition, our Amended and Restated Memorandum and Articles of Association provide shareholders with redemption rights only in connection with a business combination. While redemption rights were granted in connection with the Extension, in the event that a vote is called to consider other amendments to our Amended and Restated Memorandum and Articles of Association there can be no assurance that redemption rights will be granted.

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

Unlike other blank check companies, we allow holders of up to 83% of the shares sold in our IPO to exercise their redemption rights. This higher threshold will make it easier for us to consummate a business combination with which you may not agree and could result in more money from the trust account being used to pay for redemptions than in other blank check companies, and very little money remaining in trust for the post-transaction company.

When we seek to consummate our initial business combination, we will offer each shareholder the right to have his, her or its ordinary shares converted to cash if the initial business combination is consummated. Our founders have agreed not to redeem any ordinary shares held by them. We will consummate the initial business combination only if holders of 83% or more of the shares sold in our IPO do not exercise their redemption rights, including shares redeemed in connection with the Extension. However, regardless of the requirements of our amended and restated memorandum and articles of association a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have at the time of closing. In the past, many blank check companies have had redemption thresholds of between 20% and 40%, which makes it more difficult for such companies to consummate their initial business combination. Thus, because we permit a larger number of shareholders to exercise their redemption rights, it will be easier for us to consummate an initial business combination with a target business in the face of strong shareholder dissent. Depending on the number of shares that are redeemed in connection with our initial business combination, we may have very little money in our trust account with which to consummate our initial business combination, which may result in our having to obtain additional financing to consummate our initial business combination, result in less money being available for use as working capital post business combination, or result in our failure to consummate an initial business combination. As a result of the Extension and the redemption of shares in connection therewith, a maximum of 23,014 additional shares may be redeemed in connection with a business combination.

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

The underwriters are entitled to receive the full deferred underwriting discount of 2.8% of the gross proceeds of our IPO, or $1,022,833, upon consummation of our initial business combination, regardless of the number of ordinary shares that are redeemed. In our IPO, the underwriters did not agree to prorate the deferred underwriting discount because a majority of the total underwriting discount was deferred and the overall discount was relatively low for a public offering by a blank check company. If we do not have the funds to pay the deferred underwriting discount due to a potential target making it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have at the time of closing and the number of our shareholders electing to exercise their redemption rights, we will not be able to consummate a business combination. As a result, public shareholders may have to wait until September 30, 2013 pursuant to the Extension in order to be able to receive a pro rata portion of the trust account in connection with our dissolution and liquidation.

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

A potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the number of shareholders who can redeem their shares in connection with such business combination or requiring us to obtain an alternative source of funding. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate a business combination below such minimum amount and we are not able to locate an alternative source of funding, we will not be able to consummate such business combination and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to remain shareholders of our company and wait until September 30, 2013 pursuant to the Extension in order to be able to receive a pro rata portion of the trust account in connection with our dissolution and liquidation, or attempt to sell their shares in the open market prior to such time, in which case they may receive less than a pro rata share of the trust account for their shares. Furthermore, in the event that public shareholders must wait until our liquidation they may not receive a full pro rata portion of the trust account to the extent that third party creditors have a claim to such funds. See. “Proposed Business —  Effecting a Business Combination — Automatic dissolution and liquidation if no business combination.” As a result of the Extension and the redemption of shares in connection therewith, a maximum of 23,014 additional shares may be redeemed in connection with a business combination.

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

At the time we complete our initial business combination, there will be released to the underwriters of our IPO from the trust account deferred underwriting discounts and commissions that are equal to 2.8% of the gross proceeds of our IPO, or $1,022,833. The underwriters of our IPO are entitled to receive the full deferred underwriting discount regardless of the number of shares that are redeemed. In connection with our initial business combination, our shares may be redeemed for a pro rata portion of the trust account (approximately $10.02 per share, which includes $0.28 per share attributable to deferred underwriting discounts and commissions), including accrued but undistributed interest, net of (i) taxes payable, and (ii) interest income earned on the trust account previously released to us to fund our working capital and general corporate requirements. Therefore, the value of the ordinary shares that are not redeemed will be lower than the value of the ordinary shares that are redeemed since the redemption amount per share is not discounted for the deferred underwriting discount.

Our redemption threshold of 83% may reduce the liquidity of our securities in the open market.

Since we have a redemption threshold of 83% and since approximately 83% of the shares sold in our IPO were redeemed in connection with the Extension, a high number of public shares have been redeemed resulting in significantly fewer public shares issued and outstanding, and which would in turn significantly reduces the liquidity of our securities, including our public shares that were not redeemed. As a result of the Extension and the redemption of shares in connection therewith, a maximum of 23,014 additional shares may be redeemed in connection with a business combination.

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

Some of our directors and officers reside outside of the United States and, we anticipate that after the consummation of our initial business combination, substantially all of our assets will be located outside of the United States. We believe that certain countries do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. As a result, it may be necessary to comply with local law in order to obtain an enforceable judgment against certain directors and officers and certain assets. It may therefore be difficult for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers outside of the United States or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and officers under U.S. federal securities laws. Further, it is unclear if extradition treaties now in effect between the United States and certain countries (such as the PRC) would permit effective enforcement of criminal penalties of the U.S. federal securities laws.

Since we have not yet selected a particular industry or any target business with which to complete a business combination, you are unable to currently ascertain the merits or risks of the industry or business in which we may ultimately operate.

While we have entered into a Letter of Intent as disclosed in our Form 6-K filed with the SEC on February 26, 2013, until we enter into binding definitive agreements we can complete a business combination with any target. In addition, we are not limited to any particular industry or type of business. Because we have not yet entered into definitive binding agreement with any specific target business with respect to a business combination, there is no current basis for you to evaluate the possible merits or risks of the particular industry in which we may ultimately operate or the target business or businesses with which we may ultimately enter a business combination. Although we will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risks present in that target business. Even if we properly assess those risks, some of them may be outside of our control or ability to affect. We also cannot assure you that an investment in our securities will not ultimately prove to be less favorable to investors than a direct investment, if an opportunity were available, in a target business.

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

Identifying, executing and realizing attractive returns on business combinations is highly competitive and involves a high degree of uncertainty. We expect to encounter competition for potential target businesses from other entities having a business objective similar to ours. Some of these competitors may be well established and have extensive experience in identifying and consummating business combinations directly or through affiliates. Some of these competitors may possess greater technical, human and other resources than we do, and our financial resources are relatively limited when contrasted with those of our competitors. Furthermore, over the past several years, other “blank check” companies have been formed, and a number of such companies have grown in size. Additional blank check companies with similar investment objectives as ours may be formed in the future by other unrelated parties and these companies may have substantially more capital and may have access to and utilize additional financing on more attractive terms. While we believe that there are numerous potential target businesses with which we could combine using the net proceeds from our IPO and the placement warrants, together with additional financing, if available, our ability to compete in combining with certain sizeable target businesses is limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing a business combination with certain target businesses. In addition:

•	the redemption of ordinary shares held by our shareholders into cash may reduce the resources available to us to fund our initial business combination; and

•	the requirement to acquire an operating business or businesses, or a portion of such business or businesses, that have a fair market value, individually or collectively, of at least equal to 80% of the balance in the trust account (less the deferred underwriting discounts and commissions and taxes payable) at the time of the initial business combination (i) could require us to acquire several or closely related operating businesses at the same time, all of which acquisitions would be contingent on the closings of the other acquisitions, which could make it more difficult to consummate our initial business combination and (ii) together with our ability to proceed with a business combination only if public shareholders owning less than 83% of the shares sold in our IPO exercise their redemption rights (or such lower percentage as a target business may require), including shares redeemed in connection with the Extension, may require us to raise additional funds through additional sales of our securities or incur indebtedness in order to enable us to effect such a business combination. As a result of the Extension and the redemption of shares in connection therewith, a maximum of 23,014 additional shares may be redeemed in connection with a business combination.

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

Our Amended and Restated Memorandum and Articles of Association authorizes the issuance of up to 50,000,000 ordinary shares, par value $0.001 per share and 1,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this report, there are 40,353,922 authorized but unissued ordinary shares available for issuance (after appropriate reservation for the issuance of shares upon (i) full exercise of the underwriters’ unit purchase option, (ii) our outstanding warrants, including the warrants included in the units underlying the underwriters’ unit purchase option, and (iii) the shares issuable upon exercise of the options granted to our directors, officers, employees, and consultants), and 1,000,000 authorized but unissued shares of preferred stock. We have no other commitments as of the date of report to issue any additional securities. We may issue a substantial number of additional ordinary shares, including redeemable debt securities, as consideration for or to finance a business combination, particularly as we have focused primarily on acquisitions of middle market companies with valuations between approximately $50 million and $150 million. Our issuance of additional ordinary shares, including upon redemption of any debt securities, may:

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

We may elect to enter into a business combination that requires us to incur debt to finance a business combination, particularly as we have focused primarily on acquisitions of middle market companies with valuations between approximately $50 million and $150 million. Such incurrence of debt may:

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

As of the date of this report, our founders beneficially own, in the aggregate, approximately 64.8% of our issued and outstanding ordinary shares. In connection with a shareholder vote to approve our initial business combination and/or amend Article 156 of our Amended and Restated Memorandum and Articles of Association (the article that contains all of the special provisions applicable to us prior to and in connection with our initial business combination) prior to consummation of our initial business combination, our founders have agreed to vote the founders’ shares in the same manner as a majority of the public shareholders who vote at the special or annual meeting called for such purpose. In addition, each of our founders, directors, and officers has agreed that if he, she or it acquires ordinary shares in or following our IPO, he, she or it will vote all such acquired shares in favor of any business combination presented to our shareholders by our board of directors, and not to exercise redemption rights in connection with any shares held by such person. With respect to a vote to amend Article 156 of our amended and restated memorandum and articles of association, our founders, directors, and officers may vote any shares acquired by them in or following our IPO in any way they wish.

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

In accordance with our Amended and Restated Memorandum and Articles of Association, two shareholders representing at least one-third of our issued and outstanding ordinary shares (whether or not held by public shareholders) constitutes a quorum at a shareholders meeting. As of the date of this report, our founders hold approximately 64.8% of our outstanding ordinary shares. Accordingly, if our founders participate in a shareholders meeting, the quorum requirement would be satisfied and our founders could cast a majority of the votes at such meeting.

If we hold a shareholder vote to approve a business combination, the approval threshold for a proposed business combination may make it easier for us to consummate a business combination with which you may not agree.

If, and only if, we structure our initial business combination to require a shareholder approval under applicable Cayman Islands law, which normally only requires shareholders’ approval where the business combination involves a merger between us (rather than a subsidiary formed for the purpose of the transaction) and the target, amendments to our memorandum and articles of association, a change in the par value of our shares or a change in the amount of our authorized share capital. The approval threshold in such event would be a majority (or 66 2/3% for amendments to our memorandum and articles) of shares voted at a meeting of shareholders called for the purpose of approving such proposal. This approval threshold is lower than in certain U.S. jurisdictions like Delaware where the default threshold with respect to a business combination transaction that requires shareholder approval requires approval of a majority of shares entitled to vote at a meeting. Because our founders have agreed to vote the founders’ shares in the same manner as a majority of the public shareholders who vote at the special or annual meeting called for such purpose to the extent there are shares entitled to vote at a meeting of shareholders called to approve a business combination that do not vote on the business combination proposal, it may make it easier for us to consummate a business combination with which you may not agree.

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

In connection with our IPO, the founders have agreed to certain obligations, including:

•	to transfer restrictions on, and the placement in escrow of, the founders’ units and underlying securities;

•	to forfeit for no consideration: (1) all of the founders’ units in the event we are unable to complete a business combination; (2) 274,744 founders’ units in the event the last sales price of our ordinary shares does not equal or exceed $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 12 months following the closing of our initial business combination; and (3) 274,744 founders’ units in the event the last sales price of our ordinary shares does not equal or exceed $13.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period between 12 and 24 months following the closing of our initial business combination;

•	in connection with a shareholder vote to approve our initial business combination and/or amend Article 156 of our Amended and Restated Memorandum and Articles of Association (the article that contains all of the special provisions applicable to us prior to and in connection with our initial business combination) prior to consummation of our initial business combination, to vote the founders’ shares in the same manner as a majority of the public shareholders;

•	if he, she or it acquires ordinary shares in or following our IPO, he, she or it will vote all such acquired shares in favor of any business combination presented to our shareholders by our board of directors, and not to exercise redemption rights in connection with such shares;

•	that he, she or it will not exercise redemption rights in connection with any shares held by such person;

•	to waive their rights to participate in any liquidation distribution with respect to the founders’ shares if we fail to consummate an initial business combination;

•	that they will not exercise redemption rights with respect to the founders’ shares and have agreed not to tender their shares in an issuer tender offer in connection with our initial business combination;

•	to advance us the funds necessary to complete a liquidation in the event we do no consummate a business combination and not to seek repayment for such expenses;

•	if we are unable to complete a business combination and are forced to dissolve and liquidate, to jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties (we have not, however, sought information nor received information from the founders relating to their ability to satisfy any indemnification obligation); and

•	not to participate in a co-investment in a target business unless the terms of such co-investment are no more favorable than the terms of our investment and such investment will require the prior approval by a majority of our disinterested directors.

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

It is anticipated that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to complete a specific business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate our initial business combination for any number of reasons, including those beyond our control such as if greater than 83% of public shareholders (or such lower percentage as a target business may require), including shares redeemed in connection with the Extension, elect to exercise their redemption rights. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

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

The net proceeds from our IPO and the sale of the placement warrants, after reserving $385,800 of the proceeds for our operating expenses, $1,297,511 for offering expenses and $1,022,833 for the deferred underwriting discount, provided us with approximately $36,606,096. In connection with the Extension we used $30,149,729 to redeem an aggregate of 3,008,955 shares, leaving approximately $6,456,367 which we may use to consummate an initial business combination. As a result of the Extension Tender Offer, a maximum of 23,014 additional shares may be redeemed in connection with a business combination. Our initial business combination must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable) at the time of such acquisition. We may not be able to acquire more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. Additionally, we may encounter numerous logistical issues if we pursue multiple target businesses, including the difficulty of coordinating the timing of negotiations, proxy materials and/or tender offer disclosure and closings. We may also be exposed to the risk that our inability to satisfy conditions to closing with respect to the initial business combination with one or more target businesses would not be satisfied, bringing the fair market value of the initial business combination below the required threshold of 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable). Due to these added risks, we are more likely to choose a single target business with which to pursue a business combination than multiple target businesses. Accordingly, the prospects for our success may depend solely on the performance of a single business. If this occurs, our operations will be highly concentrated and we will not be able to diversify our operations of benefit from spreading of risks of offsetting of losses, unlike other entities that have the resources to consummate several business combinations in different industries or areas of a single industry so as to diversify risks and offset losses.

NASDAQ may delist our securities, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.

On March 4, 2013, the we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market LLC stating that NASDAQ’S staff had determined that we were not in compliance with Listing Rule 5550(a)(3), which requires that the Company maintain a minimum of 300 public holders for the continued listing of its securities on NASDAQ. The term “public holder” refers to any round lot beneficial holder or holder of record, excluding any holder who is, directly or indirectly, an executive officer, director, or holder of more than 10% of the outstanding shares of the Company. NASDAQ granted the Company an initial extension of time, until April 12, 2013, to complete the Extension and the Extension Tender Offer, and to revisit the Company’s compliance with Listing Rule 5550(a)(3) following the completion of the Extension. On April 12, 2013, we submitted a revised plan to regain compliance, which plan is currently being reviewed by NASDAQ.

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

Except for the minimum number of shareholders requirement, we currently meet the NASDAQ Capital Market’s listing standards without making use of the exemptions for foreign private issuers which make the listing standards less stringent than those for U.S. filers, other than the exemption under NASDAQ Listing Rule 5615 to the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval of a business combination, which exemption the Company plans to utilize. However, in the future we may rely on other exemptions. If we are unable to comply with the rules applicable to for foreign private issuers, we may be delisted. If we are delisted, then we will no longer be required to meet the NASDAQ Capital Market’s listing standards.

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

We believe that amounts not held in the trust account, together with the interest income on the balance of the trust account (any amounts in the trust account in excess of $10.02 per public share) to be released to us from time to time for working capital requirements, will be insufficient to pay the costs and expenses to which such proceeds are allocated until September 30, 2013. As a result, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable, through loans or additional investments from our founders, officers, directors or third parties. As of the date of this report, our founders have loaned us an aggregate of $270,000 to fund our working capital requirements. Such loans are interest free and due upon the earlier of our initial business combination or our automatic liquidation if we fail to complete a business combination prior to September 30, 2013. None of our founders, officers or directors is under any obligation to advance funds to, or invest in, us. Accordingly, we may not be able to obtain additional financing. If we are unable to obtain additional financing, we may be required to dissolve and liquidate prior to consummating our initial business combination.

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

The units sold in our IPO included redeemable warrants to purchase 3,652,975 ordinary shares, and the founders’ units include warrants to purchase 1,242,008 ordinary shares. In addition, we issued in a private placement warrants to purchase 2,185,067 ordinary shares to (i) Chardan Capital Markets, LLC, the representative of the underwriters of our IPO, and (ii) our founders and their designees. The founders’ warrants and the placement warrants are identical to those redeemable warrants sold as part of the units in our IPO except that founders’ warrants and placement warrants may be exercised on a cashless basis at any time after a business combination and even if there is not an effective registration statement relating to the shares underlying the warrants and are subject to certain transfer restrictions. We also issued to the representative of the underwriters of our IPO, concurrently with our IPO, for a purchase price of $100, an option to purchase 215,000 units, each unit representing one ordinary share and one redeemable warrant. To the extent we issue ordinary shares to consummate a business combination, the potential for the issuance of a substantial number of additional ordinary shares upon exercise of these warrants could make us a less attractive acquisition vehicle to some target businesses. This is because exercise of the warrants will increase the number of issued and outstanding ordinary shares and reduce the value of the shares that may be issued to consummate the initial business combination. Accordingly, the existence of our warrants may make it more difficult to consummate our initial business combination or may increase the cost of a target business if we are unable to consummate our initial business combination solely with cash. Additionally, the sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price for our ordinary shares or our units or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

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

Each of Yong Hui Li, Diana Chia-Huei Liu, William Tsu-Cheng Yu, Hui Kai Yan, and Gary Chang assists us in identifying perspective target businesses by sourcing and performing due diligence on target businesses. In addition, each of these individuals assists us in closing a business combination and possibly integrating the target business following such closing. We expect that Messrs. Li, Yan, Yu, Chang and Ms. Liu will negotiate deal terms with target businesses and manage and oversee our advisors and consultants, including legal counsel, accounting professionals and investment banking advisors. In addition, Mr. Li and Mr. Yan will oversee our administrative functions in the PRC.

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Taxation — United States Federal Income Taxation — General”) of our ordinary shares or redeemable warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. We believe that we were a PFIC for our taxable years ended December 31, 2010 (our initial taxable year), December 31, 2011 and December 31, 2012. Our actual PFIC status for our current (2013) taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current (2013) taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this report captioned “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

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

Prime Acquisition Corp. is an exempted company organized on February 4, 2010 under the laws of the Cayman Islands. We are a blank check company formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination one or more operating businesses. Our Amended and Restated Memorandum and Articles of Association do not limit us to a particular geographic region or industry.

On March 30, 2011, the initial public offering of 3,600,000 units of the Company was consummated. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. Prior to the consummation of the IPO, the Company completed a private placement of 2,185,067 warrants to the Company’s founding shareholders generating gross proceeds of $1,638,800. On May 10, 2011, the Company announced that the underwriters of its IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO). The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

On February 22, 2013, a binding letter of intent (“LOI”) was entered into by and between us and BHN, Srl. (“BHN”) setting forth terms for an acquisition by us of a newly formed entity that is not affiliated with BHN (“Target”), which will, directly or indirectly, own a portfolio of real estate properties in southern Europe. We refer to the acquisition of Target by us as the Acquisition. The LOI sets forth the principal terms for the Acquisition, and the parties have agreed pursuant to the LOI to negotiate in good faith a definitive purchase agreement setting forth all of the terms and conditions of the Acquisition. Upon the closing of the transactions contemplated in the LOI and subject to the terms of the definitive purchase agreement, we will acquire 100% of the issued and outstanding shares of Target in exchange for our assuming certain debt obligations under promissory notes or mortgages of the Target with an aggregate principal amount of approximately $175 million and the issuance of our ordinary shares for the balance of the value of Target’s business at a valuation of $10.00 per share. In accordance with the terms of the LOI, the valuation of the Target and its portfolio of properties is approximately $200 million, however, the exact composition of such portfolio is subject to adjustment prior to execution of the definitive agreements. Accordingly, the number of shares to be issued at the closing will be adjusted to account for variations in the total valuation of the Target and its portfolio of properties. On March 18, 2013, we and BHN issued a joint press release providing additional information about the proposed portfolio of properties to be acquired in the Acquisition.

Since we would not have been able to complete the Acquisition prior to March 30, 2013, the date by which we were required by our Amended and Restated Memorandum and Articles of Association and trust agreement governing the Trust Account to complete our initial business combination, our board of directors determined that it would be in the best interests of our shareholders for us to continue our existence for an additional six months (until September 30, 2013) rather than dissolve as required by our Articles of Association, which we refer to as the Extension. In order to effect the Extension, our shareholders approved certain amendments to our Articles of Association and the trust agreement governing the Trust Account at a special meeting of shareholders held on Wednesday, March 27, 2013.

In connection with the Extension, our board of directors determined that it was in our best interest to allow shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account pursuant to an amendment (which was approved as part of the Extension) to the agreement governing the Trust Account by means of a tender offer, which we refer to as the Extension Tender Offer. Following approval of the Extension, the Extension Tender Offer expired at 5:00 p.m., United States Eastern Time on the evening of Thursday, March 28, 2013. Pursuant to the terms of the Extension Tender Offer, 3,008,955 of our ordinary shares were tendered and accepted for redemption by the Company for an aggregate purchase price of $30,149,729.10. As a result of the Extension Tender Offer, a maximum of 23,014 additional shares may be redeemed in connection with a business combination.

On February 25, 2013, the Company, BHN and certain funds affiliated with AQR Capital Management, LLC (collectively, the “AQR Funds”) entered into agreements, pursuant to which the Company has granted the AQR Funds the right to put an aggregate of 535,000 ordinary shares to the combined company at a price of $10.55 per share for a period of four months following completion of the Acquisition. Pursuant to the agreements and in exchange for receiving the put right, the AQR Funds agreed not to tender any shares held by them in the Extension Tender Offer or in any future issuer tender offer that the Company may conduct in connection with a business combination. In connection with the put arrangement, the Company paid the AQR Funds a fee of $0.10 per share (an aggregate of $53,500) and will pay an additional fee of $0.20 per share (an aggregate of $107,000) on the three month anniversary of the execution of the put agreements. Chardan Capital Markets, LLC will also receive a fee of $0.20 per share (an aggregate of $107,000) upon closing of the Acquisition. The parties also agreed to place $10.02 per share (an aggregate of $5,360,700) into escrow following completion of the Acquisition until the put rights are exercised or expire.

On March 4, 2013, the we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market LLC stating that NASDAQ’S staff had determined that we were not in compliance with Listing Rule 5550(a)(3), which requires that the Company maintain a minimum of 300 public holders for the continued listing of its securities on NASDAQ. The term “public holder” refers to any round lot beneficial holder or holder of record, excluding any holder who is, directly or indirectly, an executive officer, director, or holder of more than 10% of the outstanding shares of the Company. NASDAQ granted the Company an initial extension of time, until April 12, 2013, to complete the Extension and the Extension Tender Offer, and to revisit the Company’s compliance with Listing Rule 5550(a)(3) following the completion of the Extension. On April 12, 2013, we submitted a revised plan to regain compliance, which plan is currently being reviewed by NASDAQ.

The address of our principal executive offices is No. 322, Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and the address of our registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

B.	Business Overview

Introduction

We are an exempted company organized under the Companies Law of the Cayman Islands. We are a blank check company formed as Prime Acquisition Corp. on February 4, 2010 to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination one or more operating businesses. Our Amended and Restated Memorandum and Articles of Association do not limit us to a particular geographic region or industry.

Investment Objective

Based on the collective investment and acquisition experiences of our management team, our management seeks to identify and target businesses in which our management can assist in the growth and development. Our management intends to acquire a target business or businesses that it believes can achieve long-term appreciation.

We intend to leverage management’s knowledge in order to locate and evaluate attractive businesses, managers with proven records and companies with sound operating and business models. Given our management team’s collective track record of transactions and contacts, we believe we can identify acquisitions and successfully negotiate and consummate our initial business combination.

The Target and the portfolio of properties to be acquired in the Acquisition satisfy these investment objectives.

Investment Philosophy

We targeted our search in the following manner:

•	We focused on markets and industries in which our management team and our board of directors have first-hand experience.

•	We planned that some members of our management team would become a part of the management of the combined entity.

Investment Insight and Competitive Advantage

Our intent was to focus primarily on acquisitions of middle market companies with valuations between approximately $50 million and $150 million. Our management team’s experience with middle market companies assisted us in identifying suitable targets, as well as negotiating with their owners. We believe we have valuable insights into negotiating and successfully investing in middle market companies. Our investment approach includes actively managing our acquisitions, refocusing existing management and resources and attracting and training new managers to augment management teams.

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

We sought businesses that have one or more of the following characteristics:

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

Effecting a Business Combination

General

We are not required to have a shareholder vote to approve our initial business combination, unless the nature of the business combination would require shareholder approval under applicable Cayman Islands law. Shareholders’ approval would normally only be required under Cayman Islands law where the business combination involved a statutory merger of our company with another company or a scheme of arrangement sanctioned by the Grand Court of the Cayman Islands where our shareholders would give up or transfer their shares in our company in consideration of the issue of shares in another company, amendments to our memorandum and articles of association, a change in the par value of our shares or a change in the amount of our authorized share capital. A merger of our wholly-owned subsidiary with another company would not normally require shareholders’ approval under our memorandum and articles or the Cayman Companies Law. Accordingly, we have a high degree of flexibility in structuring and consummating our initial business combination, and currently intend to structure our initial business combination so that a shareholder vote is not required. Notwithstanding, our Amended and Restated Memorandum and Articles of Association provide that public shareholders will be entitled to cause us to redeem their ordinary shares for cash equal to the pro rata share of the aggregate amount then in the trust account (initially approximately $10.02 per share), including the deferred underwriting discounts and commissions and accrued but undistributed interest, net of (i) taxes payable, and (ii) interest income earned on the trust account previously released to us to fund our working capital and general corporate requirements (any amounts in the trust account in excess of $10.02 per public share) in connection with our initial business combination.

We will proceed with a business combination only if public shareholders owning less than 83% of the shares sold in our IPO exercise their redemption rights, including shares redeemed in connection with the Extension. The redemption threshold was set at 83% so that we would have a minimum of approximately $5,000,000 in shareholder’s equity post initial public offering, which permits us to not comply with Rule 419 of the Securities Act. However, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the number of shareholders who can redeem their shares in connection with such business combination or requiring us to obtain an alternative source of funding. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate a business combination below such minimum amount and we are not able to locate an alternative source of funding, we will not be able to consummate such business combination and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to wait until September 30, 2013 pursuant to the Extension in order to be able to receive a pro rata portion of the trust account in connection with our dissolution and liquidation. See the risk factor entitled “Even though we have a redemption threshold of, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.” As a result of the Extension and the redemption of shares in connection therewith, a maximum of 23,014 additional shares may be redeemed in connection with a business combination.

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

We will have until September 30, 2013 pursuant to the Extension to consummate a business combination. If we are unable to consummate a business combination by the applicable date, we will dissolve as promptly as practicable and liquidate and release to our public shareholders, as part of our plan of distribution, the amount in our trust account and any remaining net assets.

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

We have focused on potential target businesses with valuations between $50 million and $150 million. We believe that our available working capital following our IPO, together with the issuance of additional equity and/or the issuance of debt, would support the acquisition of such a target business. The mix of additional equity and/or debt would depend on many factors. The proposed funding for any such business combination would be disclosed in the proxy materials and/or tender offer materials relating to the required shareholder redemption rights.

Sources of target businesses

Target businesses have and may continue to be brought to our attention from various unaffiliated parties such as investment banking firms, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and similar sources. Our officers and directors, as well as their affiliates, have and may continue to also bring to our attention target business candidates. Our management team have and will speak to their various contacts to inform them that we are seeking a target business and request any information that they have for suitable targets. In addition, we have and expect we will receive unsolicited information about potential targets from those who are aware of the blank check market and have noted (either through publications or a monitoring of the SEC’s web site) that we have completed our initial public offering. We will not (i) consummate a business combination with a target business that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with our founders or our directors or officers, or (ii) consummate a business combination with any underwriter, or underwriting selling group member, or any of their affiliates, unless we obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the FINRA that a business combination with such target business is fair to our shareholders from a financial point of view.

We may pay fees or compensation to third parties for their efforts in introducing us to potential target businesses. We may seek to engage someone to assist in finding a potential target business if our management feels that they need assistance to find a suitable target business. If a finder approaches us on an unsolicited basis, our management will decide whether to work with that finder (and pay a finders’ fee) depending on the potential target business such finder proposes. Such payments are typically, although not always, calculated as a percentage of the dollar value of the transaction. We have not anticipated use of a particular percentage fee, but instead will seek to negotiate the smallest reasonable percentage fee consistent with the attractiveness of the opportunity and the alternatives, if any, that are then available to us. We may make such payments to entities we engage for this purpose or entities that approach us on an unsolicited basis. Payment of finders’ fees is customarily tied to consummation of a transaction and certainly would be tied to a completed transaction in the case of an unsolicited proposal. Although it is possible that we may pay finders’ fees in the case of an uncompleted transaction, we consider this possibility to be extremely remote. Other than any share options granted to our officers, directors, employees, and/or consultants (as further described in the section titled “Compensation — Share Options”), in no event will we pay any of our officers or directors or any entity with which they are affiliated any finder’s fee or other compensation for services rendered to us prior to or in connection with the consummation of a business combination. In addition, none of our officers or directors will receive any finder’s fee, consulting fees or any similar fees from any person or entity in connection with any business combination involving us. Following such business combination, however, our officers or directors may receive compensation or fees including compensation approved by the board of directors for customary director’s fees for our directors that remain following such business combination. Our directors have advised us that they will not take an offer regarding their compensation or fees following a business combination into consideration when determining which target businesses to pursue.

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

We have not and will not consider any transaction that does not meet the above described criteria.

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

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination is based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management to our business objective. In evaluating a prospective target business, we conduct an extensive due diligence review which encompasses, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as well as review of financial and other information which will be made available to us.

The time required to select and evaluate a target business and to structure and complete the business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed results in our incurring losses and reduces the funds we can use to complete another business combination.

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

The fair market value of the target will be determined by our board of directors based upon an analysis conducted by them (which may include an analysis of actual and potential sales, earnings, cash flow and/or book value). If our board is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of FINRA with respect to the satisfaction of such criterion. Any such opinion will be included in our proxy materials and/or tender offer materials furnished to our shareholders in connection with a business combination, and that such independent investment banking firm will be a consenting expert. We will not be required to obtain an opinion from an investment banking firm as to the fair market value of the business if our board of directors independently determines that the target business or businesses has sufficient fair market value to meet the threshold criterion, unless the business combination is with a target business affiliated with our founders, or our directors or officers, or with the underwriters, underwriting selling group members or their affiliates as described in more detail herein.

Although there is no limitation on our ability to raise funds privately or through loans that would allow us to acquire a company with a fair market value greater than 80% of the balance in the trust account, no such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

Issuance of additional debt or equity

We have focused on potential target businesses with valuations between $50 million and $150 million, although we may ultimately not seek to acquire a target business within this valuation range. We determined to value our IPO at $40 million in order to facilitate a transaction in our targeted range. In addition, we believe that this range is appropriate given that we can issue equity and/or debt securities as part of the consideration to be paid for an acquisition, even in light of the approximate 83% redemptions by shareholders who own shares to be issued in the initial public offering in connection with the Extension. To consummate such an acquisition we may need to issue additional equity securities and/or incur additional debt financing. As the valuation of the proposed target business moves from the lower end to the higher end of that range, a greater amount of such additional equity or debt would be required. The mix of debt or equity would be dependent on the nature of the potential target business, including its historical and projected cash flow and its projected capital needs and the number of our shareholders who exercise their redemption rights. It would also depend on general market conditions at the time including prevailing interest rates and debt to equity coverage ratios. For example, capital intensive businesses usually require more equity and mature businesses with steady historical cash flow may sustain higher debt levels than growth companies.

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

Limited ability to evaluate the target business’ management

Although we closely scrutinize the management of a prospective target business when evaluating the desirability of effecting a business combination with that business, we cannot assure you that our assessment of the target business’ management will prove to be correct. In addition, we cannot assure you that the future management will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business cannot presently be stated with any certainty. While we expect that some of our officers and directors will remain associated in some capacity with us following a business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to a business combination. Moreover, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.

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

Limited resources and significant competition for business combinations

We have and will continue to encounter intense competition from entities having a business objective similar to ours, including private equity groups and leveraged buyout funds, as well as operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience in identifying and completing business combinations. A number of these competitors possess greater technical, financial, human and other resources than we do. Our limited financial resources may have a negative effect on our ability to compete in acquiring certain sizable target businesses. Further, our obligation to redeem for cash the ordinary shares held by shareholders who elect redemption may reduce the financial resources available for a business combination. Our outstanding warrants and the future dilution they potentially represent may not be viewed favorably by certain target businesses. In addition, if our initial business combination entails a simultaneous purchase of several operating businesses owned by different sellers, we may be unable to coordinate a simultaneous closing of the purchases. This may result in a target business seeking a different buyer and our being unable to meet the threshold requirement that the target business has, or target businesses collectively have, a fair market value equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,022,833 and taxes payable) at the time of such combination.

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

Shareholder vote to approve a business combination in certain circumstances

Shareholders’ approval would normally only be required under Cayman Islands law where the business combination involved a statutory merger of our company with another company or a scheme of arrangement sanctioned by the Grand Court of the Cayman Islands where our shareholders would give up or transfer their shares in our company in consideration of the issue of shares in another company, amendments to our memorandum and articles of association, a change in the par value of our shares or a change in the amount of our authorized share capital. A merger of our wholly-owned subsidiary with another company would not normally require shareholders’ approval under our memorandum and articles or the Cayman Companies Law. We will proceed with a business combination requiring shareholder approval only if a majority of the public shares voted at the extraordinary general meeting of shareholders called for the purpose of approving our initial business combination are voted in favor of the business combination and public shareholders owning less than 83% of the shares sold in our IPO exercise their redemption rights, including shares redeemed in connection with the Extension.

We will have until September 30, 2013 pursuant to the Extension to consummate a business combination. If, by September 30, 2013, we have not consummated a business combination, we will automatically dissolve and as promptly as practicable liquidate the trust account as described herein.

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

Redemption rights for shareholders in connection with our initial business combination

Unlike many other blank check companies, we are not required to have a shareholder vote to approve our initial business combination, unless the nature of the business combination would require shareholder approval under applicable Cayman Islands law. Shareholders’ approval would normally only be required under Cayman Islands law where the business combination involved a statutory merger of our company with another company or a scheme of arrangement sanctioned by the Grand Court of the Cayman Islands where our shareholders would give up or transfer their shares in our company in consideration of the issue of shares in another company, amendments to our memorandum and articles of association, a change in the par value of our shares or a change in the amount of our authorized share capital. A merger of our wholly-owned subsidiary with another company would not normally require shareholders’ approval under our memorandum and articles or the Cayman Companies Law. Accordingly, we have a high degree of flexibility in structuring and consummating our initial business combination, and currently intend to structure our initial business combination so that a shareholder vote is not required. Notwithstanding, our Amended and Restated Memorandum and Articles of Association provide that shareholders will be entitled to cause us to redeem their ordinary shares for cash equal to the pro rata share of the aggregate amount then in the trust account (initially approximately $10.02 per share), including the deferred underwriting discounts and commissions and accrued but undistributed interest, net of (i) taxes payable, and (ii) interest income earned on the trust account previously released to us to fund our working capital and general corporate requirements (any amounts in the trust account in excess of $10.02 per public share) in connection with our initial business combination.

We will proceed with a business combination only if public shareholders owning less than 83% of the shares sold in our IPO exercise their redemption rights, including shares redeemed in connection with the Extension. The redemption threshold was set at 83% so that we would have a minimum of approximately $5,000,000 in shareholder’s equity post initial public offering, which permits us to not comply with Rule 419 of the Securities Act. However, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the number of shareholders who can redeem their shares in connection with such business combination or requiring us to obtain an alternative source of funding. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate a business combination below such minimum amount and we are not able to locate an alternative source of funding, we will not be able to consummate such business combination and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to wait until September 30, 2013 pursuant to the Extension in order to be able to receive a pro rata portion of the trust account in connection with our dissolution and liquidation. See the risk factor entitled “Even though we have a redemption threshold of 83%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.” As a result of the Extension and the redemption of shares in connection therewith, a maximum of 23,014 additional shares may be redeemed in connection with a business combination.

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

Extension of Time to Complete a Business Combination

On February 22, 2013, a binding letter of intent (“LOI”) was entered into by and between us and BHN, Srl. (“BHN”) setting forth terms for an acquisition by us of a newly formed entity that is not affiliated with BHN (“Target”), which will, directly or indirectly, own a portfolio of real estate properties in southern Europe. We refer to the acquisition of Target by us as the Acquisition. The LOI sets forth the principal terms for the Acquisition, and the parties have agreed pursuant to the LOI to negotiate in good faith a definitive purchase agreement setting forth all of the terms and conditions of the Acquisition. Upon the closing of the transactions contemplated in the LOI and subject to the terms of the definitive purchase agreement, we will acquire 100% of the issued and outstanding shares of Target in exchange for our assuming certain debt obligations under promissory notes or mortgages of the Target with an aggregate principal amount of approximately $175 million and the issuance of our ordinary shares for the balance of the value of Target’s business at a valuation of $10.00 per share. In accordance with the terms of the LOI, the valuation of the Target and its portfolio of properties is approximately $200 million, however, the exact composition of such portfolio is subject to adjustment prior to execution of the definitive agreements. Accordingly, the number of shares to be issued at the closing will be adjusted to account for variations in the total valuation of the Target and its portfolio of properties. On March 18, 2013, we and BHN issued a joint press release providing additional information about the proposed portfolio of properties to be acquired in the Acquisition.

Since we would not have been able to complete the Acquisition prior to March 30, 2013, the date by which we were required by our amended and restated memorandum and articles of association and trust agreement governing the Trust Account to complete our initial business combination. Our board of directors determined that it would be in the best interests of our shareholders for us to continue our existence for an additional six months (until September 30, 2013) rather than dissolve as required by our articles of association, which we refer to as the Extension. In order to effect the Extension, our shareholders approved certain amendments to our Articles of Association and the trust agreement governing the Trust Account at a special meeting of shareholders held on Wednesday, March 27, 2013.

In connection with the Extension, our board of directors determined that it was in our best interest to allow shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account pursuant to an amendment (which was approved as part of the Extension) to the agreement governing the Trust Account by means of a tender offer, which we refer to as the Extension Tender Offer. Following approval of the Extension, the Extension Tender Offer expired at 5:00 p.m., United States Eastern Time on the evening of Thursday, March 28, 2013. Pursuant to the terms of the Extension Tender Offer, 3,008,955 of our ordinary shares were tendered and accepted for redemption by the Company for an aggregate purchase price of $30,149,729.10. As a result of the Extension Tender Offer, a maximum of 23,014 additional shares may be redeemed in connection with a business combination.

Put Agreements

On February 25, 2013, the Company, BHN and certain funds affiliated with AQR Capital Management, LLC (collectively, the “AQR Funds”) entered into agreements, pursuant to which the Company has granted the AQR Funds the right to put an aggregate of 535,000 ordinary shares to the combined company at a price of $10.55 per share for a period of four months following completion of the Acquisition. Pursuant to the agreements and in exchange for receiving the put right, the AQR Funds agreed not to tender any shares held by them in the Extension Tender Offer or in any future issuer tender offer that the Company may conduct in connection with a business combination. In connection with the put arrangement, the Company paid the AQR Funds a fee of $0.10 per share (an aggregate of $53,500) and will pay an additional fee of $0.20 per share (an aggregate of $107,000) on the three month anniversary of the execution of the put agreements. Chardan Capital Markets, LLC will also receive a fee of $0.20 per share (an aggregate of $107,000) upon closing of the Acquisition. The parties also agreed to place $10.02 per share (an aggregate of $5,360,700) into escrow following completion of the Acquisition until the put rights are exercised or expire.

Automatic dissolution and liquidation if no business combination

Pursuant to the terms of the trust agreement by and between us and American Stock Transfer & Trust Company, our Amended and Restated Memorandum and Articles of Association and applicable provisions of Cayman Islands law, if we do not consummate our initial business combination September 30, 2013 pursuant to the Extension, we will automatically dissolve as promptly as practicable and liquidate and release only to our public shareholders, as part of our plan of distribution, the amount in our trust account, including the deferred underwriting discounts and commission and accrued but undistributed interest, net (i) of taxes payable, and (ii) interest income earned on the trust account previously released to us to fund our working capital and general corporate requirements (any amounts in the trust account in excess of $10.02 per public share). In addition, we will release only to our public shareholders, as part of our plan of distribution, any remaining net assets. No vote would be required from our shareholders to commence such a voluntary winding up and dissolution.

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

We currently maintain our executive offices in an approximately 500 sq. foot suite at No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province, 050011; China. The cost for this space will be included in the $7,500 per month fee described above that Kaiyuan Real Estate Development will charge us for office space, administrative services and secretarial support for a period commencing on March 24, 2011 and ending on the earlier of our consummation of a business combination or our liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, our Chairman. We believe, based on rents and fees for similar services in China, that the fees that will be charged by Kaiyuan Real Estate Development are at least as favorable as we could have obtained from unaffiliated persons. From February 1, 2012 through January 31, 2013, we also had approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support were included in the $7,500 monthly fee paid to Kaiyuan.

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

Overview

We are an exempted company organized under the laws of the Cayman Islands. We are a blank check company formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination one or more operating businesses. Our Amended and Restated Memorandum and Articles of Association do not limit us to a particular geographic region or a particular industry.

We are currently engaged in a search for a target business with which to complete an initial business combination, and intend to effect a business combination using the cash from the proceeds of our IPO, our capital securities, debt or a combination of cash, capital securities and debt.

On February 22, 2013, a binding letter of intent (“LOI”) was entered into by and between us and BHN, Srl. (“BHN”) setting forth terms for an acquisition by us of a newly formed entity that is not affiliated with BHN (“Target”), which will, directly or indirectly, own a portfolio of real estate properties in southern Europe. We refer to the acquisition of Target by us as the Acquisition. The LOI sets forth the principal terms for the Acquisition, and the parties have agreed pursuant to the LOI to negotiate in good faith a definitive purchase agreement setting forth all of the terms and conditions of the Acquisition. Upon the closing of the transactions contemplated in the LOI and subject to the terms of the definitive purchase agreement, we will acquire 100% of the issued and outstanding shares of Target in exchange for our assuming certain debt obligations under promissory notes or mortgages of the Target with an aggregate principal amount of approximately $175 million and the issuance of our ordinary shares for the balance of the value of Target’s business at a valuation of $10.00 per share. In accordance with the terms of the LOI, the valuation of the Target and its portfolio of properties is approximately $200 million, however, the exact composition of such portfolio is subject to adjustment prior to execution of the definitive agreements. Accordingly, the number of shares to be issued at the closing will be adjusted to account for variations in the total valuation of the Target and its portfolio of properties. On March 18, 2013, we and BHN issued a joint press release providing additional information about the proposed portfolio of properties to be acquired in the Acquisition.

Results of Operations and Known Trends or Future Trends

For the year ended December 31, 2012, we had a net loss of $1,088,874 as a result of operating costs. During the year ended December 31, 2012, we earned $31,919 of interest income from the investment held in trust. We had no income from operations during this period. Operating costs of $1,120,793 consisted of non-employee share-based compensation valued at $180,750, and other operating costs of $940,043. For the year ended December 31, 2011, we had a net loss of $458,131 as a result of operating costs. During the year ended December 31, 2011, we earned $20,919 of interest income from the investment held in trust. We had no income from operations during this period. Operating costs of $479,050 consisted of formation costs of non-employee share-based compensation valued at $209,606, and other operating costs of 269,444. We had a net loss of $1,613,995 for the period from February 4, 2010 (inception) to December 31, 2012, we earned $52,838 of interest income from the investment held in trust. Formation and operating costs of $1,666,833 consisted of formation costs of $5,317, non-employee share-based compensation valued at $424,730, and other operating costs of $1,236,786.

Immediately after the IPO, we began paying monthly fees of $7,500 per month to Kaiyuan Real Estate Development and incurred increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. Our expenses had increased substantially following the completion of our IPO. For the period from February 4, 2010 (inception) to December 31, 2012, we have incurred $138,479 of fees to Kaiyuan Real Estate Development for office space, administrative services and secretarial support.

Liquidity and Capital Resources

On March 30, 2011, we consummated our IPO of 3,600,000 units. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. Prior to the consummation of the IPO, we completed a private placement of 2,185,067 warrants to our founding shareholders, generating gross proceeds of $1,638,800. On May 10, 2011, we announced that the underwriters of our IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO). The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

The net proceeds from the sale of our units, after deducting certain offering expenses of $2,346,832, including underwriting discounts of $1,826,488, were $35,821,718. $36,606,096 of the proceeds from the IPO and the private placement was placed in a trust account for our benefit.

In connection with the Extension, our board of directors determined that it was in our best interest to allow shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account pursuant to an amendment (which was approved as part of the Extension) to the agreement governing the Trust Account by means of a tender offer, which we refer to as the Extension Tender Offer. Following approval of the Extension, the Extension Tender Offer expired at 5:00 p.m., United States Eastern Time on the evening of Thursday, March 28, 2013. Pursuant to the terms of the Extension Tender Offer, 3,008,955 of our ordinary shares were tendered and accepted for redemption by the Company for an aggregate purchase price of $30,149,729.10. As a result of the Extension Tender Offer, a maximum of 23,014 additional shares may be redeemed in connection with a business combination.

The trust account contains $1,022,833 of the deferred underwriter’s compensation, which will be paid to them only in the event of a business combination. Except for interest that is earned on the funds contained in the trust account that may be released to us to be used as working capital, we will not be able to access the amounts held in the trust until we consummate a business combination. The amounts held outside of the trust account are available to be used by us to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. From February 4, 2010 (the date of our inception) through December 31, 2012, we had operating expenses of $1,661,516 and deferred offering costs of $358,900. From January 1, 2011 through March 30, 2011 (the date on which we consummated our initial public offering), we had operating expenses of $63,621 and offering costs of $373,000, exclusive of the $1,826,488 in underwriting discounts. The net proceeds deposited into the trust fund less amounts used to redeem shareholder in connection with the Extension remain on deposit in the trust account earning interest. Other than interest that we may use to fund working capital, the amounts held in the trust account may only be used by us upon the consummation of a business combination. As of December 31, 2012 and 2011, there was $36,620,933 and $36,627,014 held in the trust account, both of which includes deferred underwriting fees of $1,022,833. Additionally, as of December 31, 2012 and 2011, we had $7,411 and $68,966 outside the trust account to fund our working capital requirements, respectively.

On February 25, 2013, the Company, BHN and certain funds affiliated with AQR Capital Management, LLC (collectively, the “AQR Funds”) entered into agreements, pursuant to which the Company has granted the AQR Funds the right to put an aggregate of 535,000 ordinary shares to the combined company at a price of $10.55 per share for a period of four months following completion of the Acquisition. Pursuant to the agreements and in exchange for receiving the put right, the AQR Funds agreed not to tender any shares held by them in the Extension Tender Offer or in any future issuer tender offer that the Company may conduct in connection with a business combination. In connection with the put arrangement, the Company paid the AQR Funds a fee of $0.10 per share (an aggregate of $53,500) and will pay an additional fee of $0.20 per share (an aggregate of $107,000) on the three month anniversary of the execution of the put agreements. Chardan Capital Markets, LLC will also receive a fee of $0.20 per share (an aggregate of $107,000) upon closing of the Acquisition. The parties also agreed to place $10.02 per share (an aggregate of $5,360,700) into escrow following completion of the Acquisition until the put rights are exercised or expire.

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

The current low interest rate environment may make it more difficult for the investment held in trust account to generate sufficient funds, together with the amounts available outside the trust account, to locate, conduct due diligent, structure, negotiate and close our initial business combination. If we are to seek additional capital, we would need to borrow funds from our sponsor or management team to operate or may be forced to liquidate. As of the date of this report, our founders have loaned us an aggregate of $270,000 to fund our working capital requirements. Such loans are interest free and due upon the earlier of our initial business combination or our automatic liquidation if we fail to complete a business combination prior to September 30, 2013. Any such loans would be repaid only from funds held outside the trust accounts or from funds released to us upon completion of our initial business combination. None of our founders, officers or directors is under any obligation to advance funds to, or invest in, us. Accordingly, we may not be able to obtain additional financing. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Commencing on March 30, 2011, we began incurring a fee of $7,500 per month for office space. As discussed above, we have entered into a formal agreement relating to the lease of space.

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

Off-balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of December 31, 2011 and 2012, we did not have any off-balance sheet arrangements as defined in Item 5E of Form 20-F and did not have any commitments or contractual obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our current directors and executive officers, their ages and positions are as follows:

Name	Age	Position
Yong Hui Li	50	Chairman and Director
Diana Chia-Huei Liu	49	Chief Executive Officer and Director
William Tsu-Cheng Yu	52	President, Chief Financial Officer and Director
Hui-Kai Yan	48	Chief Operating Officer and Director
Gary Han-Ming Chang	64	Chief Investment Officer and Director
Jason Wang (1) (2) (3)	37	Independent Director
Dane Chauvel (1) (2) (3)	54	Independent Director
George Kaufman (1) (2) (3)	37	Independent Director

(1)	Member of audit committee

(2)	Member of compensation committee

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

Jason Wang has been our director since November 7, 2010. Mr. Wang has served as Chief Financial Officer of AutoChina International Limited, an automobile financing company in China (OTCBB: AUTCF), since July 2009. From December 2007 until July 2009, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations. From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and Bachelor’s degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998.

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

George Kaufman has been a director since March 2012. Mr. Kaufman has served as the Managing Director of Investment Banking for Chardan Capital Markets, LLC, a New York based broker/dealer, since January 2006 and served as an Investment Banking Associate for Chardan from November 2004, when he joined the firm, to December 2005. As one of the seven original members of Chardan, Mr. Kaufman established the investment banking, brokerage and marketing protocols and standards. He has extensive experience with operating and development stage companies, having lead and/or managed over 30 public and private transactions. In addition, Mr. Kaufman founded Detroit Coffee Company, LLC, a national roaster, wholesaler and retail distributor of high-end specialty coffees, in January 2002 and currently serves as its chief executive officer. Since June 2009, Mr. Kaufman has also served as a director of China Networks International Holdings Ltd. (OTCBB: CNWHF), a broadcast television advertising company based in China. Mr. Kaufman received a Bachelor of Arts degree in Economics from the University of Vermont in 1999.

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

Mr. Yong Hui Li, our Chairman and director, is currently the Chairman and CEO of AutoChina. Mr. Li currently receives compensation of $1 per year for acting as Chairman and CEO of AutoChina, and has not received any other compensation from AutoChina. Mr. Hui-Kai Yan, our Chief Operating Officer and Director, is currently the Secretary and Director of AutoChina. Mr. Yan currently receives compensation of $31,566 per year for acting as Secretary of AutoChina, and has received $210,116 in stock options (which options were repriced on August 6, 2012 to have a value of $141,167) from AutoChina. Mr. Jason Wang, our director, is currently Chief Financial Officer of AutoChina. Mr. Wang currently receives compensation of $220,000 per year for acting as Chief Financial Officer of AutoChina, and received a bonus of $20,000 for services performed during the year ended December 31, 2011 and received a bonus of $10,000 from AutoChina for services performed during the year ended December 31, 2012. Mr. Wang has received $210,116 in stock options (which options were repriced on August 6, 2012 to have a value of $141,167) from AutoChina. Each of Yong Hui Li, Diana Chia-Huei Liu, William Tsu-Cheng Yu, Hui-Kai Yan, Gary Han-Ming Chang, and Jason Wang own shares of AutoChina.

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

Executive Officers and Director Compensation

None of our directors or officers have received any cash compensation for services rendered to us during the year ended December 31, 2012. Our founders purchased 1,407,600 units comprised of 1,407,600 ordinary shares and 1,407,600 warrants, each to purchase one ordinary share for an aggregate consideration of $1,564. Following the partial exercise of the underwriters’ over-allotment option on May 10, 2011, an aggregate of 165,592 founders’ units were forfeited for no consideration, and as a result our founders own an aggregate of 1,242,011 founders’ units. In addition, we issued the representative of the underwriters, Chardan Capital Markets, LLC, and our founders and certain of their designees, in a private placement occurring simultaneously with our IPO, an aggregate of 2,185,067 warrants for an aggregate consideration of $1,638,800. We believe that because our officers and directors own such shares, no compensation (other than reimbursement of out-of-pocket expenses) is necessary and such persons have agreed to serve in their respective role without compensation.

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

We have agreed to pay to Kaiyuan Real Estate Development a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on March 24, 2011, and ending on the earlier of our consummation of a business combination or our liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, our Chairman. This arrangement was agreed to by Kaiyuan Real Estate Development for our benefit and is not intended to provide Mr. Li compensation in lieu of a management fee or other remuneration because it is anticipated that the expenses to be paid by Kaiyuan Real Estate Development will approximate the monthly reimbursement. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third-party. From February 1, 2012 through January 31, 2013, we also had approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support were included in the $7,500 monthly fee paid to Kaiyuan.

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

Audit Committee .  As of the date of this report, the audit committee consists of George Kaufman, Jason Wang, and Dane Chauvel. Mr. Chauvel is the chair of the audit committee, and our board of directors believe that Messrs. Kaufman, Wang and Chauvel qualify as “audit committee financial experts”, as such term is defined in the rules of the Securities and Exchange Commission.

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

Compensation Committee .  As of the date of this report, our compensation committee consists of George Kaufman, Jason Wang, and Dane Chauvel. Mr. Wang is the chair of our compensation committee. Messsrs. Kaufman, Wang and Mr. Chauvel do not have any direct or indirect material relationship with us other than as a director.

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

Governance and Nominating Committee .  As of the date of this report, our governance and nominating committee consists of George Kaufman, Jason Wang, and Dane Chauvel. Mr. Kaufman is the chair of our governance and nominating committee. Messrs. Kaufman, Wang and Mr. Chauvel do not have any direct or indirect material relationship with us other than as a director.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 29, 2013:

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

Name and Address (1)	Number of Shares Beneficially Owned		Percentage of Ownership (2)
Yong Hui Li	310,502		16.2%
Diana Chia-Huei Liu	695,523	(3)	36.3%
William Tsu-Cheng Yu	695,523	(3)	36.3%
Hui-Kai Yan	—		—
Gary Chang	124,201	(4)	6.5%
Jason Wang	—		—
Dane Chauvel	—		—
George Kaufman	—		—
All directors and executive officers as a group (8 individuals)	1,130,226		59.0%
AQR Capital Management, LLC	535,000	(5)	27.9%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Kaiyuan Real Estate Development; No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province; 050011; China.

(2)	Based on 1,916,028 ordinary shares outstanding as of April 2013. Does not include ordinary shares underlying our warrants which will not become exercisable within the next 60 days, and ordinary shares underlying the underwriters’ unit purchase option which will not become exercisable within the next 60 days.

(3)	Consists of (i) 372,603 ordinary shares held by Diana Liu, (ii) 215,280 ordinary shares held by William Yu, and (iii) 107,640 ordinary shares held by Conrad Yu and Byron Yu. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu.

(4)	Consists of 124,201 ordinary shares held by Puway Limited; P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Gary Chang and Alice Chang, Gary Chang’s wife, are the sole owners and directors of Puway Limited and, as such, are the beneficial owners of the securities owned by Puway Limited.

(5)	Based on a Schedule 13G/A filed on February 13, 2013 by AQR Capital Management, LLC. AQR Capital Management, LLC serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company, which holds 7.17% of the total listed above. The address of the business office of each of the foregoing reporting persons is Two Greenwich Plaza, 3rd floor, Greenwich, CT 06830.

As of April 29, 2013, 37.7% of our outstanding ordinary shares are held by 4 record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

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

We have agreed to pay to Kaiyuan Real Estate Development a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on March 24, 2011 and ending on the earlier of our consummation of a business combination or our liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, our Chairman. This arrangement was agreed to by Kaiyuan Real Estate Development for our benefit and is not intended to provide Mr. Li compensation. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third-party. From February 1, 2012 through January 31, 2013, we also had approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support were included in the $7,500 monthly fee paid to Kaiyuan.

Prior to completion of our IPO, Diana Liu, and William Yu loaned us an aggregate of $150,000 to cover expenses related to our IPO. The loans were repaid in full on the consummation of our IPO. As of the date of this report, our founders have loaned us an aggregate of $270,000 to fund our working capital requirements. Such loans are interest free and due upon the earlier of our initial business combination or our automatic liquidation if we fail to complete a business combination prior to September 30, 2013. Any such loans would be repaid only from funds held outside the trust accounts or from funds released to us upon completion of our initial business combination. None of our founders, officers or directors is under any obligation to advance funds to, or invest in, us. Accordingly, we may not be able to obtain additional financing. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account.

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

The following tables set forth, for the periods indicated and through April 29 2012, the high and low sale prices for our shares, warrants and units, respectively, as reported on the NASDAQ Stock Market. (See Item 9C for the dates that the securities were traded on each market).

	Units		Shares		Warrants
	High	Low	High	Low	High	Low

Annual Highs and Lows
Year ended December 31, 2011 (from March 24)	$10.10	$9.55	$9.90	$9.39	$1.00	$0.25
Year ended December 31, 2012	10.33	9.57	12.11	9.50	0.75	0.11

Fiscal Quarterly Highs and Lows 2011
First Quarter (from March 24)	$10.10	$9.99	N/A	N/A	N/A	N/A
Second Quarter	10.10	9.85	$9.90	$9.44	$1.00	$0.36
Third Quarter	10.02	9.85	9.55	9.39	0.69	0.45
Fourth Quarter	10.00	9.55	9.72	9.41	0.49	0.25

Fiscal Quarterly Highs and Lows 2012
First Quarter	$10.01	$9.57	$9.78	$9.50	$0.41	$0.30
Second Quarter	10.01	9.80	12.11	9.62	0.41	0.22
Third Quarter	10.33	9.88	11.38	9.59	0.75	0.26
Fourth Quarter	10.20	10.01	9.98	9.70	0.55	0.11

Fiscal Quarterly Highs and Lows 2013
First Quarter	$10.50	$9.95	$10.50	$9.56	$0.67	$0.10

Monthly Highs and Lows
November 2012	$10.20	$10.01	$9.98	$9.78	$0.55	$0.11
December 2012	10.17	10.01	9.92	9.70	0.23	0.15
January 2013	10.25	9.95	10.50	9.89	0.18	0.10
February 2013	10.00	10.00	10.02	9.79	0.38	0.15
March 2013	10.50	10.00	10.10	9.56	0.67	0.10
April 2013 (through April 29)	10.01	10.01	12.83	9.50	0.54	0.30

B.	Plan of Distribution

Not Required.

C.	Markets

Our units are listed on the NASDAQ Stock Market under the symbol “PACQU” since March 24, 2011, and our shares and warrants commenced separate trading on the NASDAQ Stock Market on May 25, 2011 under the symbols “PACQ” and PACQW, respectively.

On March 4, 2013, the we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market LLC stating that NASDAQ’S staff had determined that we were not in compliance with Listing Rule 5550(a)(3), which requires that the Company maintain a minimum of 300 public holders for the continued listing of its securities on NASDAQ. The term “public holder” refers to any round lot beneficial holder or holder of record, excluding any holder who is, directly or indirectly, an executive officer, director, or holder of more than 10% of the outstanding shares of the Company. NASDAQ granted the Company an initial extension of time, until April 12, 2013, to complete the Extension and the Extension Tender Offer, and to revisit the Company’s compliance with Listing Rule 5550(a)(3) following the completion of the Extension. On April 12, 2013, we submitted a revised plan to regain compliance, which plan is currently being reviewed by NASDAQ.

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

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares. We are authorized to issue 50,000,000 ordinary shares, par value $0.001 and 1,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this report, 1,886,028 ordinary shares are issued and outstanding. Each share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the board of directors redeem our ordinary shares for such consideration as the board of directors determines.

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

Provisions Relating to the Business Combination

Our Amended and Restated Memorandum and Articles of Association sets forth certain requirements and restrictions relating that apply to us until the consummation of our initial business combination. Specifically, our Amended and Restated Memorandum and Articles of Association provide, among other things, that:

•	we may consummate our initial business combination only if public shareholders owning less than 83% of the ordinary shares sold in our IPO exercise their redemption rights, including shares redeemed in connection with the Extension;

•	if our initial business combination is consummated, shareholders who exercised their redemption rights will receive their pro rata share of the trust;

•	if we have not completed an initial business combination September 30, 2013 pursuant to the Extension, our corporate existence will cease except for the purposes of winding up our affairs and liquidating and we will distribute to all of our public shareholders their pro rata share of the trust account. This has the same effect as if our board of directors and shareholders had formally voted to approve our voluntary winding up and dissolution. As a result, no vote would be required from our shareholders to commence such a voluntary winding up and dissolution;

•	our management will take all actions necessary to liquidate our trust account to our public shareholders as part of our plan of dissolution if a business combination is not consummated within the time periods specified in our Amended and Restated Memorandum and Articles of Association;

•	our shareholders’ rights to receive a portion of the trust account are limited such that they may only receive a portion of the trust account upon liquidation of our trust account to our public shareholders as part of our plan of distribution or upon the exercise of their redemption rights;

•	we may not consummate any other merger, capital stock exchange, stock purchase, asset acquisition or similar transaction other than a business combination that meets the conditions specified in our Amended and Restated Memorandum and Articles of Association, including the requirement that our initial

•	business combination be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions and taxes payable) at the time of such business combination;

•	prior to our initial business combination, we may not issue any units, ordinary shares, warrants or any options or other securities convertible into or exchangeable for ordinary shares, or any preferred shares, that participate in any manner in the proceeds of the trust account, or that vote as a class with the ordinary shares sold in our IPO on a business combination;

•	the board of directors shall review and approve all payments made to our founders, officers, directors, and their respective affiliates, other than the payment of an aggregate of $7,500 per month to Kaiyuan Real Estate Development for office space, administrative services and secretarial support, with any interested director abstaining from such review and approval;

•	we may not to enter into any transaction with any of our officers, directors or any of our or their respective affiliates without the prior approval by a majority of our disinterested directors, who had access, at our expense, to our attorneys or independent legal counsel, and unless our disinterested directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties; and

•	we may not (i) consummate a business combination with a target business that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with our founders or our directors, or officers, or (ii) consummate a business combination with any underwriter, or underwriting selling group member, or any of their affiliates, unless we obtain an opinion from an unaffiliated, independent investment banking firm that is a member of FINRA that a business combination with such target business is fair to our shareholders from a financial point of view.

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

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our units, ordinary shares and redeemable warrants to acquire our ordinary shares, sometimes referred to collectively in this summary as our “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our securityholders. The Cayman Islands are not party to any double taxation treaties.

No Cayman Islands stamp duty will be payable by our security holders in respect of the issue or transfer of our securities. However, an instrument transferring title to our securities, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5 percent or more of our voting shares;

•	persons that acquired our securities pursuant to the exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

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

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or “IRS,” or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

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

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares and will be treated as described under “Taxation on the Disposition of Ordinary Shares and Redeemable Warrants” below.

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares and Redeemable Warrants” below) provided that (1) such shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for such shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such shares redeemed by us. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although our ordinary shares are currently listed and traded on the NASDAQ Capital Market, we cannot guarantee that our ordinary shares will continue to be listed and traded on the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

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

Taxation on the Disposition of Ordinary Shares and Redeemable Warrants

Upon a sale or other taxable disposition of our ordinary shares or redeemable warrants (which, in general, would include a distribution in connection with our liquidation or a redemption of ordinary shares, as described in “Taxation on the Redemption of Ordinary Shares” below, or a redemption of redeemable warrants), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or redeemable warrants. See “—Exercise or Lapse of Redeemable Warrants” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of redeemable warrants.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or redeemable warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

Taxation on the Redemption of Ordinary Shares

In the event that a U.S. Holder elects to redeem its ordinary shares and receive cash pursuant to the exercise of its redemption right, the redemption generally will be treated as a sale of our ordinary shares, rather than as a distribution. The redemption, however, will be treated as a distribution and taxed as described in “— Taxation of Cash Distributions Paid on Ordinary Shares,” above, if (i) the redemption is “essentially equivalent to a dividend” (meaning that the U.S. Holder’s percentage ownership in us (including shares the U.S. Holder is deemed to own under certain constructive ownership rules, which provide, among other things, that the U.S. Holder is deemed to own any shares that it holds a warrant to acquire), after the redemption is not meaningfully reduced from what its percentage ownership in us (including constructive ownership) was prior to the redemption), (ii) the redemption is not “substantially disproportionate” as to that U.S. Holder (“substantially disproportionate” meaning, among other requirements, that the percentage of our outstanding voting shares owned (including constructive ownership) by such holder immediately following the redemption is less than 80% of that percentage owned (including constructive ownership) by such holder immediately before the redemption), and (iii) the redemption does not result in a “complete termination” of the U.S. Holder’s interest in us (taking into account certain constructive ownership rules). If the U.S. Holder had a relatively minimal interest in our ordinary shares and, taking into account the effect of redemptions by other shareholders, its percentage ownership (including constructive ownership) in us is reduced as a result of the redemption, such holder generally should be regarded as having a meaningful reduction in interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the U.S. federal income tax consequences to it of any redemption of its ordinary shares.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. Under recently issued proposed regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF, rules discussed below under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

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

We believe that we were a PFIC for our taxable years ended December 31, 2010 (our initial taxable year), December 31, 2011 and December 31, 2012. Our actual PFIC status for our current (2013) taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current (2013) taxable year or any future taxable year. The determination of whether we are or have been a PFIC is primarily factual, and there is little administrative or judicial authority on which to rely to make a determination of PFIC status. Accordingly, the IRS or a court considering the matter may not agree with our analysis of whether or not we are or were a PFIC during any particular year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or redeemable warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

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

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

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

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of our ordinary shares will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, the initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or redeemable warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold the ordinary shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ordinary shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and will also have a new holding period in the ordinary shares for purposes of the PFIC rules.

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

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

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

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to our securities generally will not be subject to U.S. federal income tax, unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our securities unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

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

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our securities within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its securities and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our securities.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to dividends paid on our securities to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

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

On March 30, 2011, we consummated our IPO of 3,600,000 units. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. Prior to the consummation of the IPO, we completed a private placement of 2,185,067 warrants to our founding shareholders generating gross proceeds of $1,638,800. On May 10, 2011, we announced that the underwriters of our IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO).  The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

In connection with the Extension, our board of directors determined that it was in our best interest to allow shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account pursuant to an amendment (which was approved as part of the Extension) to the agreement governing the Trust Account by means of a tender offer, which we refer to as the Extension Tender Offer. Following approval of the Extension, the Extension Tender Offer expired at 5:00 p.m., United States Eastern Time on the evening of Thursday, March 28, 2013. Pursuant to the terms of the Extension Tender Offer, 3,008,955 of our ordinary shares were tendered and accepted for redemption by the Company for an aggregate purchase price of $30,149,729.10. As a result of the Extension Tender Offer, a maximum of 23,014 additional shares may be redeemed in connection with a business combination.

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

Our management carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of December 31, 2012. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the our internal control over the financial reporting as of December 31, 2011, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein and Pinchuk LLP, our independent registered public accounting firm and Crowe Horwath LLP, our predecessor independent registered public accounting firm, for the period indicated.

	2012	2011
Audit fees	$38,380	$33,000
Audit related fees	—	—
Tax fees	—	—
All Other Fees	—	—
Total fees	$38,380	$33,000

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

On August 1, 2012, our Audit Committee approved the dismissal of Crowe Horwath LLP (“Crowe Horwath”) as our independent registered public accounting firm, and notified Crowe Horwath of its dismissal on August 1, 2012. Crowe Horwath served as Prime’s independent registered public accounting firm for the periods from February 4, 2010 (inception) to December 31, 2010 and the year ended December 31, 2011.

Crowe Horwath’s reports on the Company’s financial statements for the periods from February 4, 2010 (inception) to December 31, 2010 and the year ended December 31, 2011 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the periods from February 4, 2010 (inception) to December 31, 2010, the year ended December 31, 2011, and through August 1, 2012, there were no disagreements between Prime and Crowe Horwath on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to the satisfaction of Crowe Horwath, would have caused Crowe Horwath to make reference to the matter in their report. None of the “reportable events” described in in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F have occurred during the periods from February 4, 2010 (inception) to December 31, 2010, the year ended December 31, 2011, or through August 1, 2012.

On August 1, 2012, the Audit Committee of our Board of Directors approved the appointment of, and on August 9, 2012, we engaged, Marcum Bernstein & Pinchuk LLP (“Marcum BP”) as our independent registered public accounting firm. During the periods from February 4, 2010 (inception) to December 31, 2010 and 2011 and through August 1, 2012, neither we nor anyone on our behalf consulted Marcum BP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Marcum BP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 16F of Form 20-F) or a reportable event (as defined in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F).

ITEM 16G.	CORPORATE GOVERNANCE.

There are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of the NASDAQ.

ITEM 16H.	MINE SAFETY DISCLOSURE.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association*
1.2	Amendment to Amended and Restated Articles of Association
2.1	Specimen Unit Certificate*
2.2	Specimen Ordinary Share Certificate*
2.3	Specimen Public Redeemable Warrant Certificate*
2.4	Specimen Founder Warrant Certificate*
2.5	Specimen Placement Warrant Certificate*
2.6	Form of Warrant Agreement*
2.7	Form of Unit Purchase Option*
4.1	Form of Underwriting Agreement*
4.2	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders*
4.3	Promissory Note dated March 25, 2010 by the Registrant to Diana Chia-Huei Liu*
4.4	Promissory Note dated March 25, 2010 by the Registrant to William Tsu-Cheng Yu*
4.5	Promissory Note dated November 10, 2010 by the Registrant to Diana Chia-Huei Liu*
4.6	Promissory Note dated November 10, 2010 by the Registrant to William Tsu-Cheng Yu*
4.7	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant*
4.8	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founders*
4.9	Form of Services Agreement between the Registrant and Kaiyuan Real Estate Development*
4.10	Form of Registration Rights Agreement among the Registrant and the Founders*
4.11	Form of Placement Warrant Purchase Agreement between the Registrant and Prime Acquisition Corp. Limited*
4.12	Promissory Note, dated as of February 10, 2010, issued to Diana Liu*
4.13	Promissory Note, dated as of February 10, 2010, issued to William Yu*
4.14	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Amy Lau*
4.15	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Carolyne Yu*
4.16	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dane Chauvel*
4.17	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dave Sagar*
4.18	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Elizabeth Pulchny*
4.19	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and John Chase*
4.20	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Lance Wei*
4.21	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Rebecca Poon*
4.22	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Dane Chauvel*
4.23	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Jason Wang*
4.24	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and HuiKai Yan*
4.25	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to Diana Liu*

4.26	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to William Yu*
4.27	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to Diana Liu*
4.28	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to William Yu*
4.29	Stock Option Agreement, dated as of March 21, 2012, between the Registrant and George Kaufman
4.30	Letter of Intent, dated February 22, 2013, by and among Prime Acquisition Corp. and BHN, Srl.(1)
4.31	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio
4.32	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and CNH Diversified Opportunities Master Account, L.P.
4.33	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Opportunistic Premium Offshore Fund, L.P.
4.34	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Diversified Arbitrage Fund
4.35	Amendment No. 1, dated March 29, 2013, to the Investment Management Trust Agreement, dated March 25, 2011, by and between Prime Acquisition Corp. and American Stock Transfer and Trust Company
4.36	Promissory Note, dated as of May 3, 2012, issued to William Yu
4.37	Promissory Note, dated as of November 1, 2012, issued to William Yu
4.38	Promissory Note, dated as of February 12, 2013, issued to William Yu
4.39	Promissory Note, dated as of March 4, 2013, issued to William Yu
11.1	Code of Ethics*
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-171777).

(1)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant initially filed with the Commission on February 25, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.

April 30, 2013	By:	/s/ Diana Chia-Huei Liu
	Name:	Diana Chia-Huei Liu
	Title:	Chief Executive Officer

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders

of Prime Acquisition Corp.

We have audited the accompanying balance sheet of Prime Acquisition Corp. (a development stage company) (the “Company”) as of December 31, 2012, and the related statements of operations, changes in shareholders’ equity and cash flows for the year then ended and for the cumulative period from February 4, 2010 (inception) to December 31, 2012. The financial statements for the period from February 4, 2010 (inception) through December 31, 2011 were audited by other auditors. The financial statements for the period from February 4, 2010 (inception) to December 31, 2011 include total revenues and net loss of $nil and $525,121, respectively. Our opinion on the statements of operations, changes in shareholders’ equity and cash flows for the period from February 4, 2010 (inception) to December 31, 2012, insofar as it relates to amounts through December 31, 2011 is based solely on the report of the other auditors. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2012, and the results of its operations and its cash flows for the year then ended and for the cumulative period from February 4, 2010 (inception) to December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

New York, New York

April 30, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Prime Acquisition Corp.

Hebei Province, PRC

We have audited the accompanying balance sheet of Prime Acquisition Corp. (a development stage company) as of December 31, 2011 and the related statements of operations, changes in shareholders’ equity, and cash flows for the year then ended and the period from February 4, 2010 (inception) to December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended and the period from February 4, 2010 (inception) to December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

April 30, 2012

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
BALANCE SHEET

	December 31, 2012	December 31, 2011
ASSETS

Current assets
Cash	$7,411	$68,966
Cash held in trust account	36,620,933	36,627,014
Prepaid expenses	8,039	30,810
Total current assets	36,636,383	36,726,790
Non-current assets
Fixed assets	3,595	2,294
TOTAL ASSETS	$36,639,978	$36,729,084

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accrued expenses	$622,256	$80,825
Due to related party	275,771	83,184
Deferred underwriters fees	1,022,833	1,022,833
Notes payable to shareholders	60,000	-
Total current liabilities	1,980,860	1,186,842

Ordinary shares, subject to possible redemption 3,031,969 shares at $10.02 per share	30,380,329	30,380,329

Shareholders' equity

Ordinary shares, $.001 par value (Authorized 50,000,000 shares; 4,894,983 shares issued and outstanding at December 31, 2012 and 2011)	1,863	1,863
Additional paid-in capital	5,890,921	5,685,171
Deficit accumulated during the development stage	(1,613,995)	(525,121)
Total shareholders' equity	4,278,789	5,161,913
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$36,639,978	$36,729,084

See accompanying notes to the financial statements

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF OPERATIONS

	For the year ended December 31, 2012	For the year ended December 31, 2011	For the period from February 4, 2010 (inception) to December 31, 2012

Revenue	$-	$-	$-
Operating expenses	(1,120,793)	(479,050)	(1,661,516)
Formation costs	-	-	(5,317)

Total Operating expenses	(1,120,793)	(479,050)	(1,666,833)

Operating loss	(1,120,793)	(479,050)	(1,666,833)

Interest earned from investment held in trust	31,919	20,919	52,838

Net loss	$(1,088,874)	$(458,131)	$(1,613,995)

Weighted average shares outstanding	4,894,623	4,085,986	3,541,946

Basic and diluted net loss per share	$(0.22)	$(0.11)	$(0.46)

See accompanying notes to the financial statements

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the period February 4, 2010 (Inception) to December 31, 2012

	Ordinary Shares		Additional	Deficit	Total Shareholders’
	Shares	Amount	paid-in Capital	Accumulated	Equity
Ordinary shares issued February 18, 2010 for cash at $0.001 per share	1,408,750	$1,409	$-	$-	$1,409
Non-employee stock based compensation	-	-	34,374	-	34,374
Ordinary shares issued November 25, 2010 for cash at $0.001 per share	155,250	155	-	-	155
Net loss for the period February 4, 2010 (inception) to December 31, 2010	-	-	-	(66,990)	(66,990)
Balance at December 31, 2010	1,564,000	1,564	34,374	(66,990)	(31,052)
Forfeiture of Initial Shareholders units	(156,400)	(156)	156	-	-
Proceeds from sale of warrants in private placement	-	-	1,638,800	-	1,638,800
Proceeds from initial public offering net of offering costs and underwriter discount of $2,320,344	3,600,000	3,600	33,676,056	-	33,679,656
Sale of unit purchase option to underwriters	-	-	100	-	100
Proceeds from underwriter over-allotment exercise net of underwriter discount of $26,488	52,975	53	503,210	-	503,263
Proceeds subject to possible conversion of 3,031,969 shares	-	(3,032)	(30,377,297)	-	(30,380,329)
Forfeiture of 165,592 shares due to underwriters' partial exercise of the over-allotment	(165,592)	(166)	166	-	-
Non-employee stock based compensation for the period January 1, 2011 to December 31, 2011	-	-	209,606	-	209,606
Net loss for the year ended December 31, 2011	-	-	-	(458,131)	(458,131)
Balance at December 31, 2011	4,894,983	1,863	5,685,171	(525,121)	5,161,913
Non-employee stock based compensation	-	-	180,750	-	180,750
Reversal of over-accrual of offering costs	-	-	25,000	-	25,000
Net loss for the year ended December 31, 2012	-	-	-	(1,088,874)	(1,088,874)
Balance at December 31, 2012	4,894,983	$1,863	$5,890,921	$(1,613,995)	$4,278,789

See accompanying notes to the financial statements

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CASH FLOWS

	For the year ended December 31, 2012	For the year ended December 31, 2011	For the period from February 4, 2010 (inception) to December 31, 2012

Cash Flows from Operating Activities
Net Loss	$(1,088,874)	$(458,131)	$(1,613,995)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-employee stock based compensation	180,750	209,606	424,730
Depreciation expense	815	536	1,412
Changes in operating assets and liabilities
Prepaid expenses	22,771	(28,110)	(8,039)
Accrued expenses	566,431	(166,754)	647,254
Deferred offering costs	-	358,900	-
Due to related party	192,587	70,425	275,771
Net cash used in operating activities	(125,520)	(13,528)	(272,867)

Cash Flows from Investing Activities
Funds placed in trust account from offerings	-	(36,088,000)	(36,088,000)
Funds placed in trust account from underwriters' exercise of over-allotment option	-	(518,096)	(518,096)
Proceed from US Treasury Bills	6,081	(20,918)	(14,837)
Purchases of fixed assets	(2,116)	-	(5,005)
Net cash provided by (used in) investing activities	3,965	(36,627,014)	(36,625,938)

Cash Flows from Financing Activities
Proceeds from sale of ordinary shares to founding shareholders	-	155	1,564
Proceeds from initial public offering	-	36,000,000	36,000,000
Proceeds from issuance of underwriter purchase option	-	100	100
Proceeds from private placement of insider warrants	-	1,638,800	1,638,800
Proceeds from underwriter over-allotment exercise	-	529,750	529,750
Payment of underwriting fees and offering costs	-	(1,323,998)	(1,323,998)
Proceeds from notes payable to shareholders	60,000	-	210,000
Payment of notes payable to shareholders	-	(150,000)	(150,000)
Net cash provided by financing activities	60,000	36,694,807	36,906,216

Net (decrease) increase in cash	(61,555)	54,265	7,411

Cash and cash equivalent at beginning of year/period	68,966	14,701	-
Cash and cash equivalent at end of year/period	$7,411	$68,966	$7,411

Supplemental disclosure of non-cash financing activities
Deferred underwriters' commission included in proceeds from the IPO and over-allotment exercise	$-	$1,022,833	$1,022,833

See accompanying notes to the financial statement

PRIME ACQUISITION CORP.

(A CORPORATION IN THE DEVELOPMENT STAGE)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations

Prime Acquisition Corp. (the “Company”) is a Cayman Islands limited life exempted company organized as a blank check company for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business.

The registration statement for the Company’s initial public offering (the “Offering”) was declared effective March 24, 2011. The Company consummated the Offering on March 30, 2011 and received net proceeds of $34,712,656, including $1,008,000 in deferred underwriter’s fees. In connection with the Offering, the Company further received $1,638,800 from the private placement sale of Placement Warrants (Note 3). On May 10, 2011, the underwriters of the Offering exercised their over-allotment option in part, for an additional 52,975 units (over and above the 3,600,000 units sold in the Offering), and the Company received additional net proceeds of $518,096, including $14,833 in deferred underwriter's fees. Substantially all of the net proceeds from the Offering and private placement are intended to be generally applied toward consummating a business combination (“Business Combination”). The Company’s management has complete discretion in identifying and selecting a target business. There is no assurance that the Company will be able to successfully effect a Business Combination. As of December 31, 2012, $36,620,933 is being held in a trust account (“Trust Account”) until the earlier of (i) the completion of a Business Combination or (ii) liquidation of the Company. The funds being in a trust account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages execute agreements with the Company waiving any right in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions, and initial and continuing general and administrative expenses.

On February 22, 2013, a binding letter of intent (“LOI”) was entered into by and between us and BHN, Srl. (“BHN”) setting forth terms for an acquisition by us of a newly formed entity that is not affiliated with BHN (“Target”), which will, directly or indirectly, own a portfolio of real estate properties in southern Europe. We refer to the acquisition of Target by us as the Acquisition. The LOI sets forth the principal terms for the Acquisition, and the parties have agreed pursuant to the LOI to negotiate in good faith a definitive purchase agreement setting forth all of the terms and conditions of the Acquisition. Upon the closing of the transactions contemplated in the LOI and subject to the terms of the definitive purchase agreement, we will acquire 100% of the issued and outstanding shares of Target in exchange for our assuming certain debt obligations under promissory notes or mortgages of the Target with an aggregate principal amount of approximately $175 million and the issuance of our ordinary shares for the balance of the value of Target’s business at a valuation of $10.00 per share. In accordance with the terms of the LOI, the valuation of the Target and its portfolio of properties is approximately $200 million, however, the exact composition of such portfolio is subject to adjustment prior to execution of the definitive agreements. Accordingly, the number of shares to be issued at the closing will be adjusted to account for variations in the total valuation of the Target and its portfolio of properties. On March 18, 2013, we and BHN issued a joint press release providing additional information about the proposed portfolio of properties to be acquired in the Acquisition.

Since we would not have been able to complete the Acquisition prior to March 30, 2013, the date by which we were required by our amended and restated memorandum and articles of association and trust agreement governing the Trust Account to complete our initial business combination. Our board of directors determined that it would be in the best interests of our shareholders for us to continue our existence for an additional six months (until September 30, 2013) rather than dissolve as required by our articles of association, which we refer to as the Extension. In order to effect the Extension, our shareholders approved certain amendments to our Articles of Association and the trust agreement governing the Trust Account at a special meeting of shareholders held on Wednesday, March 27, 2013.

In connection with the Extension, our board of directors determined that it was in our best interest to allow shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account pursuant to an amendment (which was approved as part of the Extension) to the agreement governing the Trust Account by means of a tender offer, which we refer to as the Extension Tender Offer. Following approval of the Extension, the Extension Tender Offer expired at 5:00 p.m., United States Eastern Time on the evening of Thursday, March 28, 2013. Pursuant to the terms of the Extension Tender Offer, 3,008,955 of our ordinary shares were tendered and accepted for redemption by the Company for an aggregate purchase price of $30,149,729.10. As a result of the Extension Tender Offer, a maximum of 23,014 additional shares may be redeemed in connection with a business combination.

On February 25, 2013, the Company, BHN and certain funds affiliated with AQR Capital Management, LLC (collectively, the “AQR Funds”) entered into agreements, pursuant to which the Company has granted the AQR Funds the right to put an aggregate of 535,000 ordinary shares to the combined company at a price of $10.55 per share for a period of four months following completion of the Acquisition. Pursuant to the agreements and in exchange for receiving the put right, the AQR Funds agreed not to tender any shares held by them in the Extension Tender Offer or in any future issuer tender offer that the Company may conduct in connection with a business combination. In connection with the put arrangement, the Company paid the AQR Funds a fee of $0.10 per share (an aggregate of $53,500) and will pay an additional fee of $0.20 per share (an aggregate of $107,000) on the three month anniversary of the execution of the put agreements. Chardan Capital Markets, LLC will also receive a fee of $0.20 per share (an aggregate of $107,000) upon closing of the Acquisition. The parties also agreed to place $10.02 per share (an aggregate of $5,360,700) into escrow following completion of the Acquisition until the put rights are exercised or expire.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders with the opportunity to redeem their shares for a pro rata portion of the Trust Account. In the event that shareholders owning 83% or greater of the total number of shares issued in the Offering (“Public Shares”) exercise their redemption rights, including shares redeemed in connection with the Extension, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to waive any redemption rights they may have in connection with the Business Combination.

With respect to a Business Combination which is consummated, any shareholder may demand that the Company convert his or her shares. Any shareholder will have the right to demand that such shareholder’s shares be converted into a pro rata share of the Trust Account, initially approximately $10.02 per Public Share.

Following the Extension, the Company’s Memorandum and Articles of Association provides that the Company will continue in existence until September 30, 2013. If the Company has not completed a Business Combination by such date, this will trigger the winding up of the Company and it will liquidate and distribute the proceeds held in the Trust Account to the Public Shareholders.

As of December 31, 2012, the total legal expenses incurred related to the Business Combination was $520,672. In addition, our legal counsel has advanced a further sum of $1,829 for expenses paid on behalf of Prime. As of December 31, 2012, the Company has a payable to its legal counsels of $514,648.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

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

Fair Value

The Company measures fair value in accordance with generally accepted accounting principles. Fair value measurements are applied under other accounting pronouncements that require or permit fair value measurements. Financial instruments included in the Company’s balance sheets consist of cash and cash equivalents, investments held in trust, prepaid expenses, accrued expenses, and due to related parties.

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

Earnings per Share

Basic earnings per share is computed by dividing net income or loss by the weighted-average number of ordinary shares outstanding during the period. The 1,564,000 units issued to the Company’s Initial Shareholders were issued for $0.001 per share, which is considerably less than the Offering per-share price; such shares have been assumed to be retroactively outstanding for the period since inception. In March 2011, the Company’s Initial Shareholders forfeited, and the Company cancelled 156,400 units. On May 10, 2011, the Company’s initial shareholders further forfeited, and the Company cancelled an additional 165,592 units in connection with the partial exercise of the underwriters’ over-allotment option.

Potentially dilutive securities include:

	For the year ended December 31, 2012	For the year ended December 31, 2011
Warrants to purchase common stock	7,080,050	7,080,050
Options to purchase common stock	60,000	55,000
Total potential dilutive securities	7,140,050	7,135,050

The warrants and options are always excluded from the computation of fully diluted loss per share as their effect is anti-dilutive.

Recent Accounting Pronouncements

The adoption of recently effective accounting standards FASB ASU No. 2011-11, 2011-10, 2011-04, 2010-29, 2010-13, 2010-09, 2010-06, 2010-05, 2010-04, did not have a material effect on the Company’s financial statements; nor does the Company believe that any other recently issued, but not yet effective, accounting standards will have a material effect on the Company’s financial position or results of operations when adopted.

Note 3 — Initial Public Offering

The registration statement for the Offering was declared effective March 24, 2011. On March 30, 2011, the Company sold 3,600,000 Units, at an Offering price of $10.00 per unit, generating gross proceeds of $36,000,000. Each Unit consists of one ordinary share, $0.001 par value, of the Company and one Redeemable Purchase Warrant (“Warrant”). Each Warrant will entitle the holder to purchase from the Company one ordinary share at an exercise price of $7.50 commencing upon the later of the completion of a Business Combination, or March 30, 2012. The warrants expire on March 30, 2016, unless earlier redeemed. The Company may redeem the Warrants, at a price of $0.01 per Warrant upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, the Founder warrants and the Placement Warrants may be exercised on a “cashless basis.’' In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (X) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (Y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

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

In connection with the Extension, our board of directors determined that it was in our best interest to allow shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account pursuant to an amendment (which was approved as part of the Extension) to the agreement governing the Trust Account by means of a tender offer, which we refer to as the Extension Tender Offer. Following approval of the Extension, the Extension Tender Offer expired at 5:00 p.m., United States Eastern Time on the evening of Thursday, March 28, 2013. Pursuant to the terms of the Extension Tender Offer, 3,008,955 of our ordinary shares were tendered and accepted for redemption by the Company for an aggregate purchase price of $30,149,729.10. As a result of the Extension Tender Offer, a maximum of 23,014 additional shares may be redeemed in connection with a business combination.

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

As of December 31, 2012, investment securities in the Company’s Trust Account consist of $35,999,756 in United States government treasury bills (the “T-Bills”) with maturities on January 3, 2013 and $621,177 in cash. The carrying amount, excluding accrued interest income, gross unrealized holding gains and fair value of held-to-maturity securities at December 31, 2012 are as follows:

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Cash	$621,177	$-	$-	$621,177
Held-to-Maturity:
United States Treasury Securities	35,999,756	244	-	36,000,000
Total Investments Held in Trust	$36,620,933	$244	$-	$36,621,177

The Company’s T-Bills had original maturity dates ranging from April 5, 2012 to October 4, 2012. Upon maturity, the Company received $26,359 in interest income and reinvested $35,992,690 of the proceeds in six-month T-Bills with maturity of January 3, 2013. As of December 31, 2012, the Company has recognized $7,066 of interest income related to the T-Bills. The remaining $244 unamortized discount will be recognized over the remaining life of the securities.

Note 5 — Related Party Transactions and Balances

The Company entered into two non-interest bearing unsecured promissory notes with one director of the Company in a principal amount total of $60,000. The notes shall be repaid on the earlier of consummation of a Business Combination or liquidation of the Company.

From time to time Company’s executives incurred expenses on behalf of the Company for various office and travel expenses. No interest is charged by the executives on any outstanding balance owed by the Company. For the years ended December 31, 2012 and December 31, 2011, and the periods from February 4, 2010 (inception) to December 31, 2012, total expenses paid by the executives on behalf of the Company totaled $122,092, $164,638 and $299,489, respectively. As of December 31, 2012, the Company has a payable to its executives of $137,291.

The Company has agreed to pay Kaiyuan Real Estate Development (“Kaiyuan”) a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing March 30, 2011 and ending on the earlier of consummation of a Business Combination or liquidation of the Company. Kaiyuan is an affiliate of Mr. Yong Hui Li, the Company’s chairman. The total expenses incurred under this agreement for the years ended December 31, 2012 and December 31, 2011, and the period from February 4, 2010 (inception) to December 31, 2012 were $70,495, $67,984, and $138,479, respectively. From February 1, 2012 through January 31, 2013, we also had approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support were included in the $7,500 monthly fee paid to Kaiyuan. As of December 31, 2012, the Company has a payable to Kaiyuan of $138,479.

Note 6 — Fair Value Measurements

The Company defines fair value as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value estimates presented in the financial statements and its accompanying notes are based on information available to the Company as of December 31, 2012.

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

The Company has no assets or liabilities carried at fair value on a recurring basis or assets carried at fair value on a non-recurring basis as of December 31, 2012.

As of December 31, 2012, $36,000,000 of the Company’s investment held in trust was invested exclusively in obligations of the U.S. government issued or guaranteed by the U.S. Treasury with the remaining amount held in cash. The Company accounts for these investments as held-to-maturity securities, which are recorded on the balance sheet at amortized cost and classified as either short term or long term based on the contractual maturity. The fair values of the Company’s investments in U.S. Treasury bills are determined through observable quoted active markets and the fair value approximates carrying value due to the short-term nature. As of December 31, 2012 there were no unrealized gains or losses recognized on investments held in trust and the securities mature on January 3, 2013.

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

On March 30, 2011, the Company sold 3,600,000 units during the Offering.

On May 10, 2011, the underwriters of the Offering exercised their over-allotment option in part, for an additional 52,975 units (over and above the 3,600,000 units sold in the Offering). The Company’s initial shareholders forfeited, and the Company cancelled 165,592 units in connection with this partial exercise of the underwriters’ over-allotment option.

As of December 31, 2012 there were 4,894,983 units outstanding. In addition, 253,877 founder units and the underlying ordinary shares and warrants will be forfeited by the founders in the event the last sales price of the Company’s ordinary shares does not equal or exceed $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 12 months following the closing of an initial Business Combination. An additional 253,878 founder units and the underlying ordinary shares and warrants will be forfeited for no consideration in the event the last sales price of the Company’s ordinary shares does not equal or exceed $13.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period between 12 and 24 months following the closing of an initial Business Combination.

Note 8 – Share-Based Compensation

On February 25, 2010 the Company’s board of directors authorized and issued 20,000 of stock options, each option to purchase one ordinary share of the Company to directors, employees and consultants of the Company. The ordinary shares underlying the options will be restricted from receiving any funds held in the Trust Account. On November 15, 2010, the Company’s board of directors authorized to reserve an additional 200,000 stock options for issuance to directors, employees and consultants of the Company from time to time, bringing the total authorized to an aggregate of 220,000 stock options.

On December 3, 2010 and March 21, 2012 the Company’s board of directors further authorized the additional issuance of 35,000 and 5,000 stock options respectively, each option to purchase one ordinary share of the Company to officers or directors of the Company. The ordinary shares underlying the options will be restricted from receiving any funds held in the Trust Account. This additional authorization brings the total stock options granted as of December 31, 2012 to 60,000.

With respect to the 60,000 shares of stock options granted as of December 31, 2012, 9,500 shares of the options were granted to certain non-employee consultants for services to be provided over a two year period that vest quarterly and 40,000 options to certain officers or directors over a two and a half year period that vest quarterly. In addition the Company granted certain consultants 10,500 options which vest upon such consultants meeting certain performance requirements.

The following table summarizes the non-employee stock option activity for the period from February 4, 2010 (inception) to December 31, 2012:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at February 4, 2010 (inception)	-	$-	-	$-
Granted	55,000	0.001	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2010	55,000	0.001	6.46	530,679
Granted	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2011	55,000	0.001	5.46	534,001
Granted	5,000	0.001	5.00	48,246
Exercised	-	-	-	-
Cancelled	-	-	-	-
Outstanding at December 31, 2012	60,000	0.001	4.44	595,140
Exercisable at December 31, 2012	43,900	0.001	4.44	435,444

The Following table summarizes the unvested non-employee stock option activity during the period from February 4, 2010 (inception) to December 31, 2012:

Number of Shares
Unvested at February 4, 2010 (inception)	-
Granted	55,000
Vested	(3,563)
Cancelled	-
Unvested at December 31, 2010	51,437
Granted	-
Vested	(21,850)
Cancelled	-
Unvested December 31, 2011	29,587
Granted	5,000
Vested	(18,487)
Cancelled	-
Unvested December 31, 2012	16,100

The fair value assigned to the vested increments of these awards was estimated at the date of vesting using the Black-Scholes option-pricing model with the following assumptions:

Period from February 4, 2010 (inception) to December 31, 2012
Stock Price	$9.39 - $12.11
Risk-free interest rate	1.15% - 2.33%
Expected term (in years)	4.44
Weighted average expected stock price volatility	62.23%
Expected dividend yield	0%

Management used the following assumptions for the Black-Scholes inputs: On the option valuation date, the current stock price of Prime was used for determining the fair value of the Company’s stock based on the closing price of common stock on the valuation date. An expected volatility based on the average expected volatilities of a sampling of three companies with similar attributes to the Company, including: industry, stage of life cycle, size and financial leverage. The expected dividend rate of 0% is based on management’s plan of operations. The risk-free interest rate is based on the U.S. Treasury 5-year Treasury Bill on the date of measurement. The Company expects that no options will be forfeited.

The fair value of the 16,100 outstanding unvested shares of $159,866 at December 31, 2012 will be recognized when the performance completion date has occurred and the options vest.

Share-based compensation expense from non-employee stock options totaled $180,750, $209,606 and $424,730 for the year ended December 31, 2012, for the year ended December 31, 2011 and for the period from February 4, 2010 (inception) to December 31, 2012, respectively.

Note 9 — Subsequent Events

As of the date of this report, the Company entered into three additional non-interest bearing unsecured promissory notes with one director of the Company in a principal amount total of $210,000. The notes shall be repaid on the earlier of consummation of a Business Combination or liquidation of the Company.

On February 22, 2013, a binding letter of intent (“LOI”) was entered into by and between us and BHN, Srl. (“BHN”) setting forth terms for an acquisition by us of a newly formed entity that is not affiliated with BHN (“Target”), which will, directly or indirectly, own a portfolio of real estate properties in southern Europe (see note 1).

A special meeting of shareholders was held on Wednesday, March 27, 2013 to effect Prime to continue our existence for an additional six months until September 30, 2013 (see note 1).

On February 25, 2013, the Company, BHN and certain funds affiliated with AQR Capital Management, LLC (collectively, the “AQR Funds”) entered into agreements, pursuant to which the Company has granted the AQR Funds the right to put an aggregate of 535,000 ordinary shares to the combined company at a price of $10.55 per share for a period of four months following completion of the Acquisition. Pursuant to the agreements and in exchange for receiving the put right, the AQR Funds agreed not to tender any shares held by them in the Extension Tender Offer or in any future issuer tender offer that the Company may conduct in connection with a business combination. In connection with the put arrangement, the Company paid the AQR Funds a fee of $0.10 per share (an aggregate of $53,500) and will pay an additional fee of $0.20 per share (an aggregate of $107,000) on the three month anniversary of the execution of the put agreements. Chardan Capital Markets, LLC will also receive a fee of $0.20 per share (an aggregate of $107,000) upon closing of the Acquisition. The parties also agreed to place $10.02 per share (an aggregate of $5,360,700) into escrow following completion of the Acquisition until the put rights are exercised or expire.

Following approval of the Extension, the Extension Tender Offer expired at 5:00 p.m., United States Eastern Time on the evening of Thursday, March 28, 2013. Pursuant to the terms of the Extension Tender Offer, 3,008,955 of our ordinary shares were tendered and accepted for redemption by the Company for an aggregate purchase price of $30,149,729.10, leaving approximately $6,456,366 in the Company’s Trust Account to cover expenses such as deferred underwriter fees of $1,022,833 and the February 25, 2013 agreement the Company, BHN and the AQR Funds. As a result of the Extension Tender Offer, a maximum of 23,014 additional shares may be redeemed in connection with a business combination.

