Form 20-F/A
period 2012-12-31
PRIME ACQUISITION CORP
filed 2013-05-14
CIK 1485922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
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

Table of Contents

Page

Part II		2
ITEM 16G	CORPORATE GOVERNANCE.	2

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to Prime Acquisition Corp.’s Annual Report on Form 20-F (the “Annual Report”) filed with the Securities and Exchange Commission on April 30, 2013, is to amend and restate Item 16G of the Annual Report.

No other changes have been made to the Annual Report. This Amendment No. 1 to the Annual Report does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way the disclosures made in the original Annual Report.

Part II

ITEM 16G CORPORATE GOVERNANCE

NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards subject to certain exceptions and except to the extent that such exemptions would be contrary to US federal securities laws.

The Company has elected to follow Cayman Islands home country practice with respect to effecting a business combination without the requirement to obtain shareholder approval, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635 with respect to shareholder approval. In addition, the Company has elected to follow Cayman Islands home country practice with respect to the number of independent directors on the Company’s board of directors, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5605(b)(1) with respect to having a majority of members be independent.

Except as setforth, above, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of the NASDAQ.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.

May 14, 2013	By:	/s/ Diana Chia-Huei Liu
	Name:	Diana Chia-Huei Liu
	Title:	Chief Executive Officer