Form 20-F
PRIME ACQUISITION CORP
filed 2013-10-04
CIK 1485922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: September 30, 2013

For the transition period from ________ to ________

Commission file number: 001-35105

__________

PRIME ACQUISITION CORP.
(Exact name of the Registrant as specified in its charter)

__________

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011
People’s Republic of China
(Address of principal executive offices)

Marco Prete
6369 Mill Street, Suite 205
Rhinebeck, NY 12572
Telephone: (845) 516-4102
Fax No.: (845) 876-8714
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

On September 30, 2013, the issuer had 3,635,344 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☒  No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No  ☐

ii

Table of Contents

Page

PART I			2
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		3
ITEM 3.	KEY INFORMATION		3
	A.	Selected Financial Data	3
	B.	Capitalization and Indebtedness	6
	C.	Reasons for the Offer and Use of Proceeds	6
	D.	Risk Factors	6
ITEM 4.	INFORMATION ON THE COMPANY		6
	A.	History and Development of the Company	6
	B.	Business Overview	7
	C.	Organizational Structure	7
	D.	Property, Plant and Equipment	7
ITEM 4A.		UNRESOLVED STAFF COMMENTS	8
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		8
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		8
	A.	Directors and Senior Management	8
	B.	Compensation	8
	C.	Board Practices	8
	D.	Employees	8
	E.	Share Ownership	8
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		8
	A.	Major Shareholders	8
	B.	Related Party Transactions	10
	C.	Interests of Experts and Counsel	10
ITEM 8.	FINANCIAL INFORMATION		10
	A.	Consolidated Statements and Other Financial Information.	10
	B.	Significant Changes.	10
ITEM 9.	THE OFFER AND LISTING		10
	A.	Offer and Listing Details.	10
	B.	Plan of Distribution	10
	C.	Markets	10
	D.	Selling Shareholders	11
	E.	Dilution	11
	F.	Expenses of the Issue	11
ITEM 10.	ADDITIONAL INFORMATION		11
	A.	Share Capital	11
	B.	Memorandum and Articles of Association	11
	C.	Material Contracts	13
	D.	Exchange controls	14
	E.	Taxation	14
	F.	Dividends and paying agents	14
	G.	Statement by Experts	14
	H.	Documents on Display	14
	I.	Subsidiary Information	14
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK		14

iii

Table of Contents continued

Page

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	15

PART II

PART III
ITEM 17.	FINANCIAL STATEMENTS	15
ITEM 18.	FINANCIAL STATEMENTS	15
ITEM 19.	EXHIBITS	25

iv

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	“Prime,” “we,” “us,” “our company,” or “our,” refers to Prime Acquisition Corp., a company with limited liability incorporated in the Cayman Islands;
•	“Business Combination” refer to the acquisition by Prime of an initial portfolio of 10 properties in Italy on September 30, 2013.
•	“IPO” or “initial public offering” refer to the Company’s initial public offering pursuant to its prospectus, dated March 24, 2011, which was consummated on March 30, 2011;
•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share;
•	“Manager” refers to BHN LLC, our manager; and
•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which bhn is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the combined business’ revenue and profitability;
•	Changes in the real estate industry;
•	Bhn’s ability to effectively manage Prime’s growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	delisting of our securities from the NASDAQ Capital Market or the ability to have our securities listed on the NASDAQ Capital Market following our initial acquisition transaction;
•	public securities’ limited liquidity and trading;
•	General economic conditions; and
•	Other relevant risks detailed in Prime’s filings with the Securities and Exchange Commission.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management.

Our directors and executive officers immediately following the consummation of the Business Combination are described in the Offer Letter (the “Offer Letter”) filed as exhibit (a)(1)(A) to Amendment No. 5 of Prime’s Schedule TO filed with the Securities and Exchange Commission on September 27, 2013, under the heading “Management—Post-Acquisition Management” beginning on page 97, which description is incorporated herein by reference.

B. Advisers

Conyers Dill & Pearman acts as Cayman Islands counsel to Prime. Loeb & Loeb LLP acts as United States counsel to Prime.

C. Auditors

The audited balance sheet of Prime as of December 31, 2011 and the related statements of operations, changes in shareholders’ equity, and cash flows for the year then ended and the period from February 4, 2010 (inception) to December 31, 2011, have been included in this Shell Company Report in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, appearing elsewhere in this report upon the authority of the said firm as experts in accounting and auditing.

The audited balance sheet of Prime as of December 31, 2012, and the related statements of operations, changes in shareholders’ equity and cash flows for the year then ended and for the cumulative period from February 4, 2010 (inception) to December 31, 2012 (the financial statements for the period from February 4, 2010 (inception) through December 31, 2011 were audited by other auditors) have been included in this Shell Company Report in reliance on the report of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm, appearing elsewhere in this report upon the authority of the said firm as experts in accounting and auditing.

The audited balance sheet of the Bell Group as of December 31, 2012, and the related statements of comprehensive income, financial position, cash flows, and changes in equity for the year then ended, have been included in this Shell Company Report in reliance on the report of BDO S.p.a, an independent registered public accounting firm, appearing elsewhere in this report upon the authority of the said firm as experts in accounting and auditing.

The audited statement revenues and certain expenses of the Seba S.r.l for the year ended December 31, 2012, has been included in this Shell Company Report in reliance on the report of BDO S.p.a, an independent registered public accounting firm, appearing elsewhere in this report upon the authority of the said firm as experts in accounting and auditing.

The audited statement revenues and certain expenses of the Nova S.r.l for the year ended December 31, 2012, has been included in this Shell Company Report in reliance on the report of BDO S.p.a, an independent registered public accounting firm, appearing elsewhere in this report upon the authority of the said firm as experts in accounting and auditing.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Bell Group Selected Financial Data

The following selected consolidated financial data, other than selected operating data, have been derived from the Bell Group audited consolidated financial statements as of December 31, 2012 and for the year then ended, which are included elsewhere in this report. The consolidated financial statements are prepared and presented in accordance with IFRS. The Bell Groups results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected consolidated financial information as of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

As of December 31,
Balance Sheet Data	2012
Working capital	$(7,576,816)
Total assets	52,886,512
Total liabilities	47,667,729
Value of ordinary shares which may be redeemed for cash ($10.02 per share)	0
Shareholders’ equity	5,218,783

Selected statement of operation data:	For the year ended December 31, 2012
Operating expenses	$(6,520,347)
Total operating expenses	(6,520,347)
Net loss	(2,112,514)

Prime Acquisition Corp. Selected Financial Data

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

Pro Forma Selected Financial Data

The selected unaudited pro forma financial information has been prepared assuming that the Business Combination had occurred (i) at the beginning of the pro forma statement of operations for the year ended December 31, 2012 and (ii) at December 31, 2012 for the pro forma balance sheet. The unaudited pro forma condensed combined financial information has been prepared reflecting the redemption of 3,008,955 ordinary shares of Prime in association with the tender offer that expired on March 28, 2013 (“Extension Tender Offer”) for an aggregated purchase price of $30,149,729, and reflecting the redemption of one ordinary share of Prime in association with the tender offer that expired on September 27, 2013 (“Business Combination Tender Offer”) for an aggregated purchase price of $10.02. The aggregate number of ordinary shares redeemed represented approximately 82.4% of the Company's ordinary shares issued in connection with Prime’s initial public offering. Payment for the shares that were redeemed was made promptly.

The selected unaudited pro forma financial information is provided for illustrative purposes only. The historical financial information in the unaudited pro forma condensed combined balance sheet has been adjusted to give effect to pro forma events that are directly attributable to the business combination and are factually supportable. The assets and liabilities are measured on their acquisition-date fair value. The historical financial information in the unaudited pro forma condensed combined statements of operations has been adjusted to give effect to pro forma events that are directly attributable to the business combination, are factually supportable and are expected to have a continuing impact on the combined results.

The historical financial statements of Prime for the year ended December 31, 2012 were prepared under U.S. GAAP and presented in U.S. dollars. For purposes of the pro forma condensed combined financial information, these statements have been converted to IFRS. Bell Group’s historical financial statements have been prepared under IFRS and presented in Euros. The historical financial statements of Seba S.r.l. (“Seba”) and NOVA S.r.l.’s (“Nova”) have also been prepared under IFRS and presented in Euros. For purposes of the pro forma condensed combined financial information, all of these statements have been translated to U.S. dollars. All of the selected unaudited pro forma condensed combined financial statements included herein are therefore prepared under IFRS and presented in U.S. dollars.

You should not rely on the selected unaudited pro forma financial information as being indicative of the historical financial position that would have been achieved had the business combination been consummated as of December 31, 2012, or as being indicative of the historical financial results of operations that would have been achieved had the business combination been consummated on the first day of such period. See “Risk Factors” in this report for further information.

We are providing the following information to aid you in your analysis of the financial aspects of the business combination. We derived the historical financial information of Prime from the audited financial statements for the year ended December 31, 2012 included elsewhere in this proxy statement. We derived the historical financial information of Bell Group, Seba, and Nova (collectively as the “Targets”) from the audited combined financial statements of Bell Group for the year ended December 31, 2012. Seba, and Nova’s financial statements for the year ended December 31, 2012 are prepared in accordance with Rule 3-14 of Regulation S-X (“S-X 3-14”) for the year ended December 31, 2012, included elsewhere in this proxy statement. This information should be read together with Prime’s and Targets’ audited financial statements and related notes, “Targets’ Management’s Discussion and Analysis of Financial Condition and Results of Operations ” and “Other Information Related to Prime — Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement.

The business combination will be accounted for as a forward acquisition under Acquisition method and management has concluded that Prime is the accounting acquirer based on its evaluation of the facts and circumstances of the acquisition. Some of the factors considered include immediately following completion of the transaction, the shareholders of Prime will have effective control of the post-merger entity through (1) retaining BHN LLC (“BHN”) in the form of a management agreement to manage the assets acquired and to provide investment advisory services, (2) significant representation on post-merger entity’s board of directors with 1 from Prime’s management team and 6 to be assigned by BHN with 3 (out of 6 assigned by BHN) being independent and mutually agreed upon by Prime and BHN. No management of the Targets will be anticipated to be part of Prime or BHN’s management team or board of directors following the business combination. In addition, the Bell Group has been determined to be the predecessor in this business combination due to its relative larger assets, operating revenue and expenses size in comparison to Seba and Nova. Accordingly, the combined assets, liabilities and results of operations of the Bell Group will become the historical financial statements of post-merger entity at the closing of the transaction, and Prime’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with Targets’ assets, liabilities and results of operations on the closing date of the business combination. The Targets’ assets and liabilities are measured at their acquisition-date fair value and no material change to the fair value is expected at closing. The purchase price is allocated over the fair value of assets and liabilities purchased with any excess of purchase price over the fair value of assets and liabilities acquired recorded as goodwill. All direct costs of the transaction will be charged to operations in the period that such costs are incurred. Actual results could differ from the unaudited pro forma condensed combined financial information presented.

As of December 31,
Balance Sheet Data	2012
Working capital	$(8,651,103)
Total assets	91,706,939
Total liabilities	70,766,956
Value of ordinary shares which may be redeemed for cash ($10.02 per share)	-
Shareholders’ equity	20,939,983

Selected statement of operation data:	For the year ended December 31, 2012
Operating expenses	$19,286,642
Total operating expenses	19,286,642
Net profit/(loss)	(13,991,788)
Weighted average shares outstanding	3,605,344
Basic and diluted net profit/(loss) per share	(3.88)

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

The risks associated with our business are described in the Offer Letter under the heading “Risk Factors” beginning on page 20, which description is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The history and development of Prime are described in the Offer Letter under the heading “Summary— Background Information” beginning on page 9 and the heading “Information About Prime” beginning on page 49, which description is incorporated herein by reference.

In addition, on September 27, 2013, Prime completed the Business Combination Tender Offer and redeemed the one share validly tendered and not withdrawn, and on September 30, 2013, it consummated the Business Combination by acquiring the Bell Group, Seba and Nova for an aggregate of 1,719,317 ordinary shares. As a result, following consummation of the Business Combination, Prime had a total of 3,635,344 ordinary shares outstanding.

Prime anticipates completing two additional transactions in the coming weeks: a private placement of $130 million worth or ordinary shares; and the acquisition of the right to certain green certificates.

Private Placement

On August 30, 2013, Prime signed a Securities Purchase Agreement with Radiomarelli SA for a private placement to purchase 14,285,714 ordinary shares at $9.10 per share, generating gross proceeds of $130,000,000. The $9.10 price was determined by providing a 9% discount to the offering price of the Company’s units in its initial public offering.

Description of Green Certificates

On August 30, 2013, Prime and BHN entered into Purchase Agreements with Radiomarelli SA, a Swiss company, and Futurum Energy SA, a Swiss investment company. Pursuant to the Purchase Agreements, Prime agreed to purchase a 10% minority interest in 50 renewable energy plants (photovoltaic plants) and the right to all the proceeds from the sale of green certificates, which we refer to as the green certificates or GCs, that will be issued by the Romanian government to these photovoltaic plants, for approximately $372,493,880 in ordinary shares (an aggregate of 37,249,388 ordinary shares), reflecting a price of €1.25 million per megawatt peak installed, subject to adjustment depending on the actual number of green certificates that will be issued.

Green certificates are tradable certificates evidencing a megawatt amount of electricity generated from renewable energy sources and injected into the public grid, issued by a government in order to promote the production of electricity from renewable energy sources.

Part of Prime’s strategy is to identify and purchase, using its ordinary shares as partial consideration whenever possible, performing assets that will provide attractive yields until the disposition or expiration of such assets. Ownership of Green Certificates rights conform well with such strategy.

B.	Business Overview

The business of Prime is described in the Offer Letter under the heading “Summary—Management Agreement” beginning on page 10, the heading “Summary—Description of Target Properties” beginning on page 13, the heading “Post-Acquisition Business” beginning on page 51, and the heading “Information About the Initial Portfolio” beginning on page 60, which description is incorporated herein by reference.

C.	Organizational Structure

Prime BHN Luxembourg S.àr.l. (“LuxCo”) is a Luxembourg company and wholly owned subsidiary of Prime. In connection with the consummation of the Business Combination, Prime acquired all of the equity interest in each of the companies in the Bell Group and Seba and Nova, and is contributing such equity interest to LuxCo, such that following the Business Combination, Prime will have one wholly subsidiary, namely LuxCo, and the companies in the Bell Group and Seba and Nova will be wholly owned subsidiaries of LuxCo. Prime expects this corporate structure to be in place promptly following consummation of the Business Combination.

D.	Property, Plant and Equipment

We currently maintain our executive offices in an approximately 500 sq. foot suite at No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province, 050011; China. Prior to the Business Combination the cost for this space was included in the $7,500 per month fee payable to Kaiyuan Real Estate Development. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, our Chairman.

We are in the process of relocating our corporate headquarters to New York City.

The property, plant and equipment of Prime is described in the Offer Letter under the heading “Summary—Description of Target Properties” beginning on page 13, and the heading “Information About the Initial Portfolio” beginning on page 60, which description is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The operating and financial review and prospects of Prime are described in the Offer Letter under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Prime” beginning on page 81, and the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Target Companies” beginning on page 85, which description is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers immediately following the consummation of the Business Combination are described in the Offer Letter under the heading “Management—Post-Acquisition Management” beginning on page 97, which description is incorporated herein by reference.

B.	Compensation

The compensation of our executive officers and directors is described in the Offer Letter under the heading “Director and Executive Compensation— Director and Executive Compensation Post-Acquisition” beginning on page 106, which description is incorporated herein by reference.

C.	Board Practices

Our board practices are described in the Offer Letter under the heading “Management—Board Committees” beginning on page 101, and the heading “Management—Oversight of Manager” beginning on page 103 which description is incorporated herein by reference.

D.	Employees

We have no employees following the Business Combination. Our officers and other individuals who perform services for us will be employees of our Manager. We are completely reliant on our Manager, which has significant discretion as to the implementation of our operating policies and strategies, to conduct our business.

E.	Share Ownership

See Item 7, below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of October 1, 2013:

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

Name and Address (1)	Number of Shares Beneficially Owned		Percentage of Ownership (2)
Yong Hui Li	796,768	(3)	19.3%
Diana Chia-Huei Liu	1,959,816	(4)	34.0%
William Tsu-Cheng Yu	1,959,816	(4)	34.0%
Marco Prete	—		%
Cristina Fragni	—		%
Stefano Ferrari	—		%
Enrico Valdani	—		%
Mark Horan	—		%
Marco De Franceschini	—		%
All directors and executive officers as a group (7 individuals)	695,523		19.1%
AQR Capital Management, LLC	535,000	(5)	14.7%
Bell Real Estate S.r.l.	802,499		22.1%
Francesco Rotondi	479,928		13.2%
Gary Chang	318,708	(6)	8.3%
Luca Massimo Failla	292,380		8.0%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Kaiyuan Real Estate Development; No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province; 050011; China.

(2)	Based on 3,635,344 ordinary shares outstanding as of October 1, 2013.

(3)	Consists of (i) 310,502 ordinary shares, and (ii) 486,267 shares issuable upon exercise of warrants owned by Mr. Li.

(4)	Consists of (i) 372,603 ordinary shares held by Diana Liu, (ii) 215,280 ordinary shares held by William Yu, (iii) 107,640 ordinary shares held by Conrad Yu and Byron Yu, (iv) 666,667 shares issuable upon exercise of warrants owned by Ms. Liu, and (v) 597,626 shares issuable upon exercise of warrants owned by Mr. Yu. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu.

(5)	Based on a Schedule 13G/A filed on February 13, 2013 by AQR Capital Management, LLC. AQR Capital Management, LLC serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company, which holds 7.17% of the total listed above. The address of the business office of each of the foregoing reporting persons is Two Greenwich Plaza, 3rd floor, Greenwich, CT 06830. We do not anticipate that AQR Capital Management, LLC will be an insider post-acquisition.

(6)	Consists of 124,201 ordinary shares and 194,507 shares of founder warrants held by Puway Limited; P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Gary Chang and Alice Chang, Gary Chang’s wife, are the sole owners and directors of Puway Limited and, as such, are the beneficial owners of the securities owned by Puway Limited

As of October 1, 2013, 14.7% of our outstanding ordinary shares are held by one record holder in the United States.

Arrangements that may subsequently result in a change of control of Prime are described in the Offer Letter under the heading “Summary—Description of Green Certificates” beginning on page 14, the heading “Summary—Private Placement” beginning on page 14, the heading “The Acquisition—Private Placement” beginning on page 71 and the heading “The Acquisition—Green Certificate Transactions” beginning on page 72 which description is incorporated herein by reference.

B.	Related Party Transactions

Prime’s related party transactions are described in the Offer Letter under the heading “Certain Relationships and Related Transactions” beginning on page 127, which description is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18.

B.	Significant Changes.

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details.

The market price for our securities is described in the Offer Letter under the heading “Market Price Information” beginning on page 19, which description is incorporated herein by reference.

B.	Plan of Distribution

Not Required.

C.	Markets

Our units are listed on the NASDAQ Stock Market under the symbol “PACQU” since March 24, 2011, and our shares and warrants commenced separate trading on the NASDAQ Stock Market on May 25, 2011 under the symbols “PACQ” and “PACQW,” respectively.

The Ordinary Shares may be delisted if we fail to maintain certain Nasdaq listing requirements. Prime received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that Nasdaq’s staff had determined not to grant Prime’s request for an extension of the period in which Prime has to regain compliance with Listing Rule 5550(a)(3), which rule requires that the Company maintain a minimum of 300 public holders for continued listing of its securities on Nasdaq, and to proceed to delist the Company’s securities from Nasdaq. The Staff also determined that Prime was not in compliance with Listing Rule 5550(a)(4), which requires that the Company maintain a minimum of 500,000 publicly held shares for the continued listing of its securities on Nasdaq, and which serves as an additional basis for delisting. The Company appealed the determination to delist the Company’s securities, and on July 31, 2013 the Company received a letter from the Listing Qualifications Department of Nasdaq stating that Nasdaq’s Hearings Panel had determined to continue the listing of the Company’s shares, subject to Prime making progress towards regaining compliance and providing Nasdaq periodic updates on such progress. There can be no assurance that Prime will be able to regain compliance with the Nasdaq continued listing requirements, including the minimum public holder or minimum publicly held shares, or that its securities will continue to be listed on the Nasdaq Capital Market.

D.	Selling Shareholders

Not Required.

E.	Dilution

Not Required.

F.	Expenses of the Issue

Not Required.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of October 1, 2013, we had a total of 150,000,000 authorized ordinary shares and 1,000,000 authorized shares of preferred stock, of which 3,635,344 ordinary shares and nil shares of preferred stock were issued and outstanding.

We have issued warrants to purchase 7,080,050 ordinary shares, options to purchase 215,000 units consisting of one ordinary share and one warrant to purchase an ordinary share, and options to purchase 60,000 ordinary shares.

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

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares. We are authorized to issue 150,000,000 ordinary shares, par value $0.001 and 1,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this report, 3,6,35,344 ordinary shares are issued and outstanding. Each share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the board of directors redeem our ordinary shares for such consideration as the board of directors determines.

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

C.	Material Contracts

Amendments to Stock Purchase Agreements

On September 11, 2013, an amendment agreement (the “Seba Amendment Agreement”) to the Seba Purchase Agreement was entered into by and among Prime, LuxCo, BHN, Seba, Francesco Rotondi and Luca Massimo Failla. Pursuant to the Seba Amendment Agreement, the parties agreed that the aggregate consideration for Seba under the Seba Purchase Agreement be no less than Euro 4,400,000.00.

On September 11, 2013, an amendment agreement (the “Nova Amendment Agreement”) to the Nova Purchase Agreement was entered into by and among Prime, LuxCo, BHN, Nova, Francesco Rotondi and Giuseppe Pantaleo. Pursuant to the Nova Amendment Agreement, the parties agreed that the aggregate consideration for Nova under the Nova Purchase Agreement be no less than Euro 1,440,000.00.

On September 27, 2013, an amendment agreement (the “Lanati Amendment Agreement”) to stock purchase agreements dated as of July 9, 2013 (the “Lanati Purchase Agreements”), was entered into by and among Prime, LuxCo, BHN, Magfin, GSI, Ellegi, Dieci, SIM, Delfin, Cesare Lanati, Stefano Lanati, Davide Rigamonti, Bell and IGS. Pursuant to the Lanati Amendment Agreement, the parties agreed that the aggregate consideration for the target under the Lanati Purchase Agreements be no less than Euro 7,096,916.47.

Amendment to Management Agreement

On September 27, 2013, an amendment agreement (the “Amendment to Management Agreement”) to that certain management agreement dated as of May 22, 2013 (the “Management Agreement”), was entered into by and between Prime and BHN LLC (the “Manger”). Pursuant to the Amendment to Management Agreement, the parties agreed that section 7(c)(i) of the Management Agreement be amended to provide for the payment to the Manager of a one-time equity grant equal to 3.5% of Prime’s shares issued as consideration for certain asset acquisitions in Europe, provided (i) such asset acquisitions occur no later than October 31, 2013 and (ii) the minimum value of such assets is greater than $150 million. In addition, the parties agreed that in the event (i) the Green Certificates Rights Purchase Price (as defined in that certain purchase agreement dated as of August 30, 2013 by and among Prime, LuxCo, Manager and Radiomarelli, SA, a Swiss Company, and in that certain purchase agreement dated as of August 30, 2013 by and among Prime, LuxCo, Manager and Futurum Energy SA, a Swiss Company), is reduced (the “Shortfall”), and (ii) the Manager is not able to procure Prime other assets having a fair market value equal to the Shortfall by December 31, 2014, then the Manager’s number of shares shall be repurchasable by Prime, at a price of $0.01 per share, such that the number of shares repurchased is proportional to the Shortfall.

All other material contracts governing the business of the Company are described elsewhere in this Report on Form 20-F or in the information incorporated by reference herein.

D.	Exchange controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

The material United States federal income tax consequences of the Business Combination and of owning and disposing of our securities following the Business Combination are described in the Offer Letter under the heading “Material U.S. Federal Income Tax Consequences” beginning on page 131, which description is incorporated herein by reference.

F.	Dividends and paying agents

Prime will shortly pay a dividend to its public shareholders of one warrant for every four shares that were not redeemed in connection with the business combination. In addition, Prime plans to pay a cash dividend equal to $0.50 per share to its holders of ordinary shares in the coming months. Except for the foregoing, the Company does not have future dividend plans and any future dividend policy will be determined by the Company’s Board of Directors.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at No. 322, Zhongshan East Road, Shijiazhuang, Hebei Province, 050011 People’s Republic of China.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative and qualitative disclosure about market risk is included in the Offer Letter under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Target Companies—Quantitative And Qualitative Disclosures About Market Risk” beginning on page 93, which description is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A description of securities other than equity securities is included under the heading “Description of Securities” in the company’s registration statement on Form F-1 (File No. 333-171777), initially filed with the Securities & Exchange Commission on January 20, 2011, as amended, is hereby incorporated by reference.

PART II

Not required.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of Prime, the Bell Group, Seba and Nova are included in the Offer Letter beginning on page F-1, which financial statements are incorporated herein by reference.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared assuming that the business combination had occurred (i) at the beginning of the pro forma statement of operations for the year ended December 31, 2012 and (ii) at December 31, 2012 for the pro forma balance sheet. The unaudited pro forma condensed combined financial information has been prepared reflecting the 3,008,955 ordinary shares Prime Acquisition Corp. (the “Company” or “Prime”) in association with the tender offer which expired on March 28, 2013 (“Extension Tender Offer”) and 1 ordinary share with the tender offer expired on September 27, 2013 (“Final Tender Offer”) for aggregate purchase prices of $30,149,729 and $10 respectively. The total of 3,008,956 ordinary shares redeemed represented approximately 82.4% of the Company's issued and outstanding shares as of September 27, 2013. Payments for the shares were made promptly.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only. The historical financial information in the unaudited pro forma condensed combined balance sheet has been adjusted to give effect to pro forma events that are directly attributable to the business combination and are factually supportable. The assets and liabilities are measured on their acquisition-date fair value. The historical financial information in the unaudited pro forma condensed combined statements of operations has been adjusted to give effect to pro forma events that are directly attributable to the business combination, are factually supportable and are expected to have a continuing impact on the combined results.

On February 25, 2013, the Company, BHN and certain funds affiliated with AQR Capital Management, LLC (collectively, the “AQR Funds”) entered into agreements, pursuant to which the Company has granted the AQR Funds the right to put an aggregate of 535,000 ordinary shares to the combined company at a price of $10.55 per share for a period of four months following completion of the Acquisition. Pursuant to the agreements and in exchange for receiving the put right, the AQR Funds agreed not to tender any shares held by them in the Extension Tender Offer or in any future issuer tender offer that the Company may conduct in connection with a business combination. In connection with the put arrangement, the Company paid the AQR Funds a fee of $0.10 per share (an aggregate of $53,500) and paid an additional fee of $0.20 per share (an aggregate of $107,000) to the AQR Funds on May 24, 2013. Chardan Capital Markets, LLC will also receive a fee of $0.20 per share (an aggregate of $107,000) upon closing of the Acquisition. These fees are reflected in the adjustments in the unaudited pro forma combined balance sheet as part of the estimation of business related costs to legal counsels, accountants, other consultants, etc. not already expensed as of December 31, 2012 (see note 6 of pro forma adjustments and eliminations). The parties also agreed to place $10.02 per share (an aggregate of $5,360,700) into escrow following completion of the Acquisition until the put rights are exercised or expire.

On May 23, 2013, Prime and BHN LLC (“BHN” or “Manager”) entered into a Management Agreement, in connection with the previously announced proposed business combination transaction. Pursuant to the terms of the Management Agreement, and subject to the closing of Prime’s initial business combination, Prime appoints Manager to manage the assets of Prime following the business combination on an exclusive basis. In exchange for the portfolio management and related services provided by Manager, Prime will pay a management fee equal to 1.9% of the value of the managed assets (one-twelfth of which is payable in arrears monthly). In addition, Manager is entitled to a one-time equity grant equal to 3.5% of the issued and outstanding ordinary shares of Prime at the time of the closing of the business combination, provided the minimum value of the assets acquired in the transaction is greater than $150 million. If Prime pays a cash dividend equal to $0.50 per share to its holders of ordinary shares following the business combination, the Manager shall be entitled to a bonus equal to 10% of the adjusted net operating income (as defined in the agreement) for each year following the payment of such dividend. At or promptly after closing, Prime is required to establish a stock incentive plan providing for the issuance to the Manager of options to purchase up to 1 million ordinary shares. Manager will be responsible for compensation expenses of its management team, and Prime will be responsible for all of Prime’s expenses. The Management Agreement provides indemnification provisions for the Manager and Prime. The term of the agreement commences upon closing of the initial business combination and extends for a period of five years, which term renews automatically for additional 5 year terms thereafter.

On September 27, 2013, Prime completed the Business Combination Tender Offer and redeemed the one share validly tendered and not withdrawn, and on September 30, 2013, it consummated the Business Combination by acquiring the Bell Group, Seba and Nova for an aggregate of 1,719,317 ordinary shares. As a result, following consummation of the Business Combination, Prime had a total of 3,635,344 ordinary shares outstanding.

As a result of the business combination, Prime’s Initial Portfolio comprised of ten assets listed in the table below. All of the properties in the portfolio are commercial real estate assets based in Italy.

Seba and Nova collectively own Corso Europa 22, Milano (property no.1), Bell Group owns the remaining 9 properties on the list (property no. 2 to 10). Based on the information above, Prime issued 776,136 ordinary shares to Seba and Nova, and 943,181 ordinary shares to Bell Group upon the closing of the business combination.

The historical financial statements of Prime for the year ended December 31, 2012 were prepared under U.S. GAAP and presented in U.S. dollars. For purposes of the pro forma condensed combined financial information, these statements have been converted to IFRS. Bell Group’s historical financial statements have been prepared under IFRS and presented in Euro. The historical financial statements of Seba S.r.l. (“Seba”) and NOVA S.r.l.’s (“Nova”) have also been prepared under IFRS and presented in Euro. For purposes of the pro forma condensed combined financial information, all of these statements have been translated to U.S. dollars. All of the unaudited pro forma condensed combined financial statements included herein are therefore prepared under IFRS and presented in U.S. dollars.

You should not rely on the unaudited pro forma condensed combined balance sheet as being indicative of the historical financial position that would have been achieved had the business combination been consummated as of December 31, 2012, or the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012 as being indicative of the historical financial results of operations that would have been achieved had the business combination been consummated on the first day of such period. See “Risk Factors” in this proxy statement for further information.

We are providing the following information to aid you in your analysis of the financial aspects of the business combination. We derived the historical financial information of Prime from the audited financial statements for the year ended December 31, 2012 included elsewhere in this proxy statement. We derived the historical financial information of Bell Group, Seba, and Nova (collectively as the “Targets”) from the audited combined financial statements of Bell Group for the year ended December 31, 2012. Seba, and Nova’s financial statements for the year ended December 31, 2012 are prepared in accordance with Rule 3-14 of Regulation S-X (“S-X 3-14”) for the year ended December 31, 2012, included elsewhere in this proxy statement. This information should be read together with Prime’s and Targets’ audited financial statements and related notes, “Targets’ Management’s Discussion and Analysis of Financial Condition and Results of Operations ” and “Other Information Related to Prime — Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement.

The business combination is accounted for as a forward acquisition under Acquisition method and management has concluded that Prime is the accounting acquirer based on its evaluation of the facts and circumstances of the acquisition. Some of the factors considered include immediately following completion of the transaction, the shareholders of Prime will have effective control of the post-merger entity through (1) retaining BHN LLC (“BHN”) in the form of a management agreement to manage the assets acquired and to provide investment advisory services, (2) significant representation on post-merger entity’s board of directors with 1 from Prime’s management team and 6 to be assigned by BHN with 3 (out of 6 assigned by BHN) being independent and mutually agreed up by Prime and BHN. No management of the Targets will be anticipated to be part of Prime or BHN’s management team or board of directors following the business combination. In addition, the Bell Group has been determined to be the predecessor in this business combination due to its relative larger assets, operating revenue and expenses size in comparison to Seba and Nova. Accordingly, the combined assets, liabilities and results of operations of the Bell Group will become the historical financial statements of post-merger entity at the closing of the transaction, and Prime’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with Targets’ assets, liabilities and results of operations on the closing date of the business combination. The Targets’ assets and liabilities are measured at their acquisition-date fair value. The purchase price is allocated over the fair value of assets and liabilities purchased with any excess of purchase price over the fair value of assets and liabilities acquired recorded as goodwill. All direct costs of the transaction will be charged to operations in the period that such costs are incurred. Actual results could differ from the unaudited pro forma condensed combined financial information presented.

On August 30, 2013, Prime and BHN entered into Purchase Agreements with Radiomarelli SA, a Swiss company, and Futurum Energy SA, a Swiss investment company,. Pursuant to the Purchase Agreements, Prime agreed to purchase a 10% minority interest in 50 renewable energy plants (photovoltaic plants) and the right to all green certificates that will be issued by the Romanian government to these photovoltaic plants for approximately $372,493,880 in ordinary shares (an aggregate of 37,249,388 ordinary shares) at a price of €1.25 million per megawatt peak installed, subject to adjustment depending on the actual number of green certificates that will be issued.

On August 30, 2013, Prime signed a Securities Purchase Agreement with Radiomarelli SA separately for a private placement to purchase 14,285,714 ordinary shares at $9.10 per share, generating gross proceeds of $130,000,000.

On September 30, 2013, the Company announced the closing of Prime’s business combination transaction. Prime’s purchase of entities holding 10 real estate properties in Italy closed on this date with Prime issuing 1,917,317 shares of common stock. Prime expects to close the following transactions in the coming days:

1)	The sale of approximately 14.3 million ordinary shares of common stock to Swiss electronics company Radiomarelli SA (“Radiomarelli”) at a price of $9.10 per share for gross proceeds of $130.0 million; and

2)	Prime’s purchase of a minority interest in 50 renewable energy plants (photovoltaic plants) and the right to all green certificates that will be issued by the Romanian government to these photovoltaic plants through the issuance of approximately 37.2 million ordinary shares of company common stock.

Prime Acquisition Corp.
Bell Group Combined (includes Delfin S.r.l., SIM S.r.l., Dieci Real Estate S.r.l., Ellegi S.r.l., GSI S.r.l., Magin S.r.l.)
Seba S.r.l.
NOVA S.r.l.
Unaudited Pro Forma Combined Balance Sheet as at December 31, 2012
(in US Dollars)

					Pro Forma Adjustments
	Prime	Bell			for conversion of
	Acquisition	Group		NOVA	3,008,956 Shares
	Corp.	combined	Seba S.r.l.	S.r.l.	on March 28, 2013 and September 27, 2013		Adj	Pro Forma
	(Note A)	(Note B)	(Note B)	(Note B)	Debit	Credit	No.	combined
ASSETS

Current assets
Cash	$7,411	$214,849	$6,509	$29,822	$6,471,194		(2)	$3,087,928
						275,771	(3)
						60,000	(4)
						1,022,833	(5)
						2,283,253	(6)
Cash held in trust account	36,620,933	-	-	-		30,149,739	(1)	-
						6,471,194	(2)
Available-for-sale investments	-	56,041	24,750	-				80,791
Trade and other receivables	-	3,411,000	226,608	244,834				3,882,442
Prepaid expenses	8,039	-	-	-				8,039
Assets in disposal groups classified as held for sale		5,995,210	-	-				5,995,210
Total Current Assets	36,636,383	9,677,100	257,867	274,656				13,054,410
Non-current assets
Property, plants and equipment	3,595	269,610	-	-				273,205
Investment property	-	42,924,386	17,932,960	8,453,545				69,310,891
Investments in equity-accounted associates	-	5,670	-	-				5,670
Other receivables	-	9,746	-	-				9,746
Goodwill	-	-	-	-	9,053,017		(7)	9,053,017
TOTAL ASSETS	$36,639,978	$52,886,512	$18,190,827	$8,728,201				$91,706,939

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accrued expenses	$622,256	$-	$-	$-				$622,256
Trade and other payables	-	6,872,175	202,145	601,677				7,675,997
Due to related party	275,771	-	-	-	275,771		(3)	-
Loans and borrowings		2,410,115	1,734,203	124,144				4,268,462
Deferred underwriters fees	1,022,833	-	-	-	1,022,833		(5)	-
Notes payable to stockholders	60,000	-	-	-	60,000		(4)	-
Derivative financial liabilities	-	249,119	1,143,036	1,228				1,393,383
Corporation tax liability	-	1,096,313	20,701	2,207				1,119,221
Provisions	-	197,790	-	-				197,790
Liabilities directly associated with assets in disposal groups classified as held for sale	-	6,428,404	-	-				6,428,404
Total current liabilities	1,980,860	17,253,916	3,100,085	729,256				21,705,513
Non-current liabilities
Loans and borrowings	-	28,227,291	10,740,729	5,929,523				44,897,543
Other financing liabilities (non-current portion)	-	-	-	-				-
Deferred tax liabilities	-	2,186,522	1,334,290	643,088				4,163,900
Total non-current liabilities	-	30,413,813	12,075,019	6,572,611				49,061,443

Ordinary shares, subject to possible redemption 3,031,969 shares at $10.02 per share	30,380,329	-	-	-	30,149,739		(1)	-
					230,590		(8)

Stockholders' equity
Ordinary shares, $.001 par value	1,863	-	-	-		1,719	(7)	3,605
						23	(8)
Share capital	-	192,401	12,998	14,287	219,686		(7)	-
Legal reserve	-	38,874	-	-	38,874		(7)	-
Additional paid-in capital	5,890,921	-	-	-		17,191,451	(7)	24,833,626
						230,567	(8)
						1,520,687	(9)
Retained earnings (accumulated deficit)	(525,121)	4,372,361	2,055,079	77,479	2,283,253		(6)	(2,808,374)
					6,504,919		(7)
Profit (loss) of the year	(1,088,874)	(864,236)	923,963	1,302,574	1,362,301		(7)	(1,088,874)
Translation reserve	-	(41,304)	23,683	31,994	14,373		(7)	-
Non-controlling interest		1,520,687	-	-	1,520,687		(9)	-
Total stockholders' equity	4,278,789	5,218,783	3,015,723	1,426,334				20,939,983
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$36,639,978	$52,886,512	$18,190,827	$8,728,201				$91,706,939

Pro Forma Adjustments and Eliminations

(1)	To record the liquidation and payment of cash from investment held in trust for 3,008,955 ordinary shares accepted for redemption from investors on tender offer expired March 28, 2013 at $10.02 per share, and 1 ordinary shares accepted for redemption from investors on tender offer expired September 27, 2013 at $10.02 per share.

(2)	To liquidate investment held in trust.

(3)	To record payment of due to related party upon business combination.

(4)	To record payment of note payable to shareholder upon business combination.

(5)	To record payment of deferred underwriters fees charged to additional paid-in capital at the time of IPO but contingently payable until the consummation of business combination.

(6)	To record estimation of business related costs to legal counsels, accountants, other consultants, etc. not already expensed. The estimates are based on the actual disbursements at closing, past experience of Prime’s management with similar transaction, a comparison of amount of expenses already accrued at the end of December 31, 2012 and the extend of services that has been rendered between January 1, 2013 and June 30, 2013 and further services anticipated to be rendered through the closing of the business combination.

Legal fees	$1,241,683
Other consulting fees	188,793
Accounting fees	87,500
Registration, filing and listing costs	112,000
Fees related to put options entered on February 25, 2013 payable to AQR Funds	160,500
Fees related to put options entered on February 25, 2013 payable to Chardan Capital Markets, LLC. At closing	107,000
Other reimbursable expenses to shareholder	385,777
Total balance to accrue	$2,283,253

(7)	To record issuance of 1,719,317ordinary shares to the Targets' shareholders in the business combination at the estimated fair market value of $10 per share at closing resulting in aggregated purchase price of $17,193,170. According to acquisition method accounting, the aggregate purchase price is allocated over the fair value of Targets' assets and liabilities with any excess of purchase price over the fair value of assets and liabilities acquired recorded as goodwill. The Target’s assets and liabilities are measured at their acquisition-date fair value. The historical share capital, legal reserve, retained earnings, and translation reserve of the Targets are eliminated.

(8)	To eliminate shares subject to conversion on the assumption that all remaining shareholders after the expiration of tender offer expired on March 28, 2013 and September 27, 2013 approve of the proposed business combination and do not elect to convert such shares.

(9)	To eliminate Bell Group's non-controlling interest to reflect 100% of acquisition by Prime.

Pro Forma Notes

Note A

Prime converted its audited balance sheet as of December 31, 2012, originally prepared in accordance with U.S. GAAP into IFRS as issued by the IASB and determined that no adjustments were necessary to accomplish the U.S. GAAP to IFRS conversion.

Note B

The audited balance sheet of Bell Group as of December 31, 2012, and the unaudited balance sheets of Seba and Nova were translated from Euro to U.S. Dollars pursuant to the provision of IAS 21 – The Effects of Changes in Foreign Exchange Rates, as follows:

•	Assets and liabilities were translated using the exchange rate at the balance sheet date
•	Amounts in the statement of operations were translated at an appropriate weighted average rate for the period presented
•	The translation adjustments resulting from translating the foreign entity’s financial statements are reported separately in Translation Reserve as a separate component of stockholders’ equity

The Bell Group’s equity accounts were translated using historical exchange rate for transactions after December 31, 2010, and the closing rate of December 31, 2010 for transactions before December 31, 2010. This is due to (1) the cost on time required for gathering and researching the transaction date for all historical events before December 13, 2010, and (2) the historical exchange rate has been relatively stable for the past 10 years, outweighs the benefit derived from such efforts. Seba and Nova’s equity accounts were translated using historical exchange rate on the date the transaction occurred.

Note C

Pro forma entries are recorded to the extent they are a direct result of the business combination and are factually supportable.

Note D

As a result of the Company’s tender offers expired on March 28, 2013 and September 27, 2013, 3,008,956 ordinary shares has been redeemed in connection with the Extension Tender Offer and the Final Tender Offer.

Note E

The Targets’ assets and liabilities are measured at their acquisition-date fair value. The purchase price offered by Prime to the Targets is allocated over the fair value of the Targets’ assets and liabilities, resulting in a step up in basis with the excess of purchase price over the fair value of assets and liabilities acquired being recorded in goodwill.

Prime Acquisition Corp.
Bell Group Combined (includes Delfin S.r.l., SIM S.r.l., Dieci Real Estate S.r.l., Ellegi S.r.l., GSI S.r.l., Magin S.r.l.)
Seba S.r.l.
NOVA S.r.l.
Unaudited Pro Forma Condensed Statement of Operations for the year ended December, 31, 2012
(in US Dollars)

					Pro Forma Adjustments
	Prime				for conversion of
	Acquisition	Bell Group	Seba	NOVA	3,008,956 Shares
	Corp.	combined	S.r.l.	S.r.l.	on March 28, 2013 and September 27, 2013		Adj	Pro Forma
	(Note F)	(Note G)	(Note G)	(Note G)	(Debit)	Credit	No.	combined

Revenue	$-	$4,963,100	$867,983	$19,289				$5,850,372
Tenant reimbursement	-	-	38,577	1,350				39,927
Other operating income	-	441,433	-	-				441,433
Gross Profit	-	5,404,533	906,560	20,639				6,331,732
Operating expenses
Other operating expenses	-	(5,450,951)	-	-				(5,450,951)
Real estate taxes	-	-	(59,411)	(9,297)				(68,708)
Interest expense	-	-	(585,909)	(76,602)				(662,511)
Insurance expense	-	-	(31,632)	(213)				(31,845)
Other real estate operating expenses	-	-	-	(18,147)				(18,147)
General and administrative expenses	(1,120,793)	-	-	-	(10,864,291)		(1)	(11,985,084)
Depreciation, amortization and impairment provision	-	(1,069,396)	-	-				(1,069,396)
Total operating expenses	(1,120,793)	(6,520,347)	(676,952)	(104,259)				(19,286,642)
Profit/(loss) from operations	(1,120,793)	(1,115,814)	229,608	(83,620)				(12,954,910)
Other income(expense)
Finance expense	-	(1,009,969)	-	-				(1,009,969)
Finance income	31,919	1,542	-	-				33,461
Total other income(expense)	31,919	(1,008,427)	-	-				(976,508)
Profit/(loss) before tax	(1,088,874)	(2,124,241)	229,608	(83,620)				(13,931,418)
Tax (expense)/credit	-	11,727	-	-	(72,097)		(2)	(60,370)
Profit/(loss) from continuing operations	$(1,088,874)	$(2,112,514)	$229,608	$(83,620)				$(13,991,788))

Weighted average shares outstanding	4,894,623							3,605,344

Basic and diluted net profit/(loss) per share	$(0.22)							$(3.88)

Pro Forma Adjustments and Eliminations

(1)	To record annual management fee paid to BHN equal to 1.9% of the total managed assets value.

(2)	To reflect an adjustment to Seba's provision for income tax expense to reflect a nominal tax rate of 31.4% in Italy.

Pro Forma Notes

Note F

Prime converted its audited statement of operations as of December 31, 2012, originally prepared in accordance with U.S. GAAP into IFRS as issued by the IASB and determined that no adjustments were necessary to accomplish the U.S. GAAP to IFRS conversion.

Note G

The audited income statement of Bell Group for the year ended of December 31, 2012 and the statements of revenue and certain expenses of Seba and Nova prepared in accordance with S-X 3-14 were translated from Euro to U.S. Dollars in pursuant to the provision of IAS 21 – The Effects of Changes in Foreign Exchange Rates, as follows:

•	Assets and liabilities were translated using the exchange rate at the balance sheet date
•	Amounts in the statement of operations were translated at an appropriate weighted average rate for the period presented
•	The translation adjustments resulting from translating the foreign entity’s financial statements are reported separately in Translation Reserve as a separate component of stockholders’ equity

Note H

Pro forma entries are recorded to the extent they are a direct result of the business combination, are factually supportable and are expected to have an ongoing impact on the operating results.

Note I

As the merger is being reflected as if it has occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumed that the shares issued relating to the merger have been outstanding for the entire period presented.

For the year ended December 31, 2012
Conversion at
3,008,956 Shares
Actual number of ordinary shares outstanding	1,886,027
Pro forma shares:
Number of shares issuable in connection with the business combination	1,719,317
Pro forma weighted average number of ordinary shares outstanding Basic and Diluted	3,605,344

For the year ended December 31, 2012, potentially dilutive securities are excluded from the computation of fully diluted earnings per share as their effects are anti-dilutive.

Potentially dilutive securities include:

For the year ended December 31, 2012
Warrants to purchase common stock	7,080,050
Common stocks in the unit purchase option for underwriters	215,000
Options in the unit purchase option for underwriters to purchase common stock	215,000
Options for certain non-employee consultants, officers or directors to purchase common stock	60,000
Total potential dilutive securities	7,570,050

After December 31, 2012, there are additional 1,000,000 options granted to BHN to purchase common stock, and 155,252 warrants to be granted to shareholders who elect not to redeem their shares prior to the completion of the Acquisition, bringing the total potential dilutive securities to 8,725,302 at closing.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association(1)
1.2	Amendment to Amended and Restated Articles of Association(2)
2.1	Specimen Unit Certificate(1)
2.2	Specimen Ordinary Share Certificate(1)
2.3	Specimen Public Redeemable Warrant Certificate(1)
2.4	Specimen Founder Warrant Certificate(1)
2.5	Specimen Placement Warrant Certificate(1)
2.6	Form of Warrant Agreement(1)
2.7	Form of Unit Purchase Option(1)
4.1	Form of Underwriting Agreement(1)
4.2	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders(1)
4.3	Promissory Note dated March 25, 2010 by the Registrant to Diana Chia-Huei Liu(1)
4.4	Promissory Note dated March 25, 2010 by the Registrant to William Tsu-Cheng Yu(1)
4.5	Promissory Note dated November 10, 2010 by the Registrant to Diana Chia-Huei Liu(1)
4.6	Promissory Note dated November 10, 2010 by the Registrant to William Tsu-Cheng Yu(1)
4.7	Promissory Note, dated as of February 10, 2010, issued to Diana Liu(1)
4.8	Promissory Note, dated as of February 10, 2010, issued to William Yu(1)
4.9	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to Diana Liu(1)
4.10	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to William Yu(1)
4.11	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to Diana Liu(1)
4.12	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to William Yu(1)
4.13	Promissory Note, dated as of May 3, 2012, issued to William Yu(2)
4.14	Promissory Note, dated as of November 1, 2012, issued to William Yu(2)
4.15	Promissory Note, dated as of February 12, 2013, issued to William Yu(2)
4.16	Promissory Note, dated as of March 4, 2013, issued to William Yu(2)
4.17	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founders(1)
4.18	Form of Registration Rights Agreement among the Registrant and the Founders(1)
4.19	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Amy Lau(1)
4.20	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Carolyne Yu(1)
4.21	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dane Chauvel(1)
4.22	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dave Sagar(1)
4.23	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Elizabeth Pulchny(1)
4.24	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and John Chase(1)
4.25	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Lance Wei(1)
4.26	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Rebecca Poon(1)
4.27	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Dane Chauvel(1)
4.28	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Jason Wang(1)
4.29	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and HuiKai Yan(1)
4.30	Stock Option Agreement, dated as of March 21, 2012, between the Registrant and George Kaufman(3)
4.31	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio(2)
4.32	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and CNH Diversified Opportunities Master Account, L.P.(2)
4.33	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Opportunistic Premium Offshore Fund, L.P. (2)
4.34	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Diversified Arbitrage Fund(2)

4.35	Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries(4)
4.36	Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Seba S.r.l., Francesco Rotondi and Giuseppe Pantaleo(5)
4.37	Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Nova S.r.l., Francesco Rotondi and Luca Massimo Failla(5)
4.38	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Delfin S.r.l., Davide Rigamonti, Cesare Lanati and G.S.I. S.r.l.(6)
4.39	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, SIM S.r.l., G.S.I. S.r.l. and Bell Real Estate S.r.l. (6)
4.40	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Dieci Real Estate S.r.l., ELLEGI S.r.l. and G.S.I. S.r.l. (6)
4.41	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, ELLEGI S.r.l., Bell Real Estate S.r.l. and Stefano Lanati(6)
4.42	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, G.S.I. S.r.l., Bell Real Estate S.r.l. and IGS S.r.l. (6)
4.43	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Magfin S.r.l., Bell Real Estate S.r.l., G.S.I. S.r.l. (6)
4.44	Letter of Intent, dated July 3, 2013, by and among Prime Acquisition Corp., Union European Concept Futurum Geie, Radiomarelli SA(6)
4.45	Purchase Agreement, dated August 30, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC and Futurum Enegry S.A.(7)
4.46	Purchase Agreement, dated August 30, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC and Radiomarelli S.A. (7)
4.47	Transaction Value Agreement, dated as of September 30, 2013 by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l. and the Bell Group holders named therein.
4.48	[Reserved]
4.49	Transaction Value Agreement, dated as of September 30, 2013 by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l. and the Nova holders named therein.
4.50	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Seba)
4.51	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Nova)
4.52	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Delfin)
4.53	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (SIM)
4.54	[Reserved]
4.55	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (ELLEGI)
4.56	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (G.S.I.)
4.57	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Magfin)
4.58	Registration Rights Agreement, dated September 27, 2013, by and among Prime Acquisition Corp., BHN LLC, and the investors named therein
4.59	Amendment, dated September 11 ,2013, to Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Seba S.r.l., Francesco Rotondi and Giuseppe Pantaleo
4.60	Amendment, dated September 11, 2013, to Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Nova S.r.l., Francesco Rotondi and Luca Massimo Failla

4.61	Amendment, dated September 27, 2013, to Bell Group Stock Purchase Agreements
4.62	Amendment, dated September 27, 2013, to Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries
4.63	Promissory Note, dated as of September 30, 2013, issued to Chardan Capital Markets
8.1	List of Subsidiaries
11.1	Code of Ethics(1)

(1)	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-171777).

(2)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2013.

(3)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2012.

(4)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on May 24, 2013.

(5)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on June 27, 2013.

(6)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on July 16, 2013.

(7)	Incorporated by reference to Amendment No. 1 the Schedule TO/A of the registrant, filed on September 6, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.

October 4, 2013	By:	/s/ Marco Prete
	Name:	Marco Prete
	Title:	Chief Executive Officer

