Form 20-F/A
period 2013-09-30
PRIME ACQUISITION CORP
filed 2013-12-27
CIK 1485922

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

6369 Mill Street, Suite 205
Rhinebeck, NY 12572
(Address of principal executive offices)

Marco Prete
6369 Mill Street, Suite 205
Rhinebeck, NY 12572
Telephone: (845) 516-4115
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

Explanatory Note

The sole purpose of this Amendment No. 1 to Prime Acquisition Corp.’s Shell Company Report on Form 20-F (the “Report”) filed with the Securities and Exchange Commission on October 4, 2013, is to amend and restate Item 1.C., Item 3.A., Item 4.A., Item 8.A., Item 17, Item 18 and Item 19 of the Report in response to comments received from the Securities and Exchange Commission and to disclose that a final decision relating to the delisting of the Company from Nasdaq was received on December 23, 2013.

No other changes have been made to the Report. Except as set forth herein, this Amendment No. 1 to the Report does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way the disclosures made in the original Report.

iii

Table of Contents

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

The combined financial statements of the Bell Group, comprising Ellegi S.r.l. and GSI S.r.l. (together with their subsidiaries Magfin S.r.l., Dieci Re S.r.l., Delfin S.r.l. and Sim S.r.l.) as of December 31, 2012, December 31, 2011 and January 1, 2011 and for each of the two years in the period ended December 31, 2012; the statement of revenue and certain expenses of the Seba S.r.l. Portfolio for the year ended December 31, 2012 and the statement of revenue and certain expenses of the Nova S.r.l. Portfolio for the year ended December 31, 2012, incorporated by reference in this report have been so incorporated in reliance on the reports of BDO S.p.A., an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

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

As of December 31,
Balance Sheet Data	2012
Working capital	$121,223,399
Total assets	594,075,321
Total liabilities	70,766,956
Value of ordinary shares which may be redeemed for cash ($10.02 per share)	-
Shareholders’ equity	523,308,365

Selected statement of operation data:	For the year ended December 31, 2012
Operating expenses	$19,286,642
Total operating expenses	19,286,642
Net profit/(loss)	(13,991,788)
Weighted average shares outstanding	55,140,446
Basic and diluted net profit/(loss) per share	(0.25)

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

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

On October 4, 2013, the Company received a letter from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”) stating that Nasdaq’ staff  had determined that Prime was not in compliance with all of the initial listing requirements following the completion of its business combination.  The Nasdaq Hearings Panel further determined on October 9, 2013 to delist the Company’ securities from The Nasdaq Capital Market. Beginning on October 11, 2013, Prime’ shares, warrants and units were suspended from trading on Nasdaq and began trading on the OTC Bulletin Board on October 11, 2013, under the symbols “PACQF,” “PAQWF” and “PAQUF,” respectively. The Company issued a press release on October 10, 2013 announcing the above events.  On December 23, 2013, the Company received a notice from the Appeals Panel (the “Panel”) of Nasdaq advising the Company of the Panel’s decision to affirm the decision to delist the Company from Nasdaq.

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

On May 23, 2013, Prime and BHN LLC (“BHN” or “Manager”) entered into a Management Agreement and further amended on September 27, 2013, in connection with the previously announced proposed business combination transaction. Pursuant to the terms of the Management Agreement, and subject to the closing of Prime’s initial business combination, Prime appoints Manager to manage the assets of Prime following the business combination on an exclusive basis. In exchange for the portfolio management and related services provided by Manager, Prime will pay a management fee equal to 1.9% of the value of the managed assets (one-twelfth of which is payable in arrears monthly). In addition, Manager is entitled to a one-time equity grant equal to 3.5% of the issued and outstanding ordinary shares of Prime at the time of the closing of the business combination, provided the minimum value of the assets acquired in the transaction is greater than $150 million by October 31, 2013. If Prime pays a cash dividend equal to $0.50 per share to its holders of ordinary shares following the business combination, the Manager shall be entitled to a bonus equal to 10% of the adjusted net operating income (as defined in the agreement) for each year following the payment of such dividend. At or promptly after closing, Prime is required to establish a stock incentive plan providing for the issuance to the Manager of options to purchase up to 1 million ordinary shares. Manager will be responsible for compensation expenses of its management team, and Prime will be responsible for all of Prime’s expenses. The Management Agreement provides indemnification provisions for the Manager and Prime. The term of the agreement commences upon closing of the initial business combination and extends for a period of five years, which term renews automatically for additional 5 year terms thereafter. As of October 31, 2013, the value of the assets acquired in the transactions is less than $150 million.

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

As a result of the business combination, Prime’s Initial Portfolio comprised of ten assets. All of the properties in the portfolio are commercial real estate assets based in Italy.

Seba and Nova collectively own 1 property, Bell Group owns the remaining 9 properties. Prime issued 776,136 ordinary shares to Seba and Nova, and 943,181 ordinary shares to Bell Group upon the closing of the business combination.

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

On September 30, 2013, the Company announced the closing of Prime’s business combination transaction. Prime’s purchase of entities holding 10 real estate properties in Italy closed on this date with Prime issuing 1,719,317 shares of common stock. Prime expects to close the following transactions in the coming days:

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

On October 4, 2013, the Company received a letter from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”) stating that Nasdaq’s staff had determined that Prime was not in compliance with all of the initial listing requirements following the completion of its business combination. The Nasdaq Hearings Panel further determined on October 9, 2013 to delist the Company’s securities from The Nasdaq Capital Market. Beginning on October 11, 2013, Prime’s shares, warrants and units were suspended from trading on Nasdaq and began trading on the OTC Bulletin Board on October 11, 2013, under the symbols “PACQF,” “PAQWF” and “PAQUF,” respectively. The Company issued a press release on October 10, 2013 announcing the above events. On December 23, 2013, the Company received a notice from the Appeals Panel (the “Panel”) of Nasdaq advising the Company of the Panel’s decision to affirm the decision to delist the Company from Nasdaq.

Prime Acquisition Corp.

Bell Group Combined (includes Delfin S.r.l., SIM S.r.l., Dieci Real Estate S.r.l., Ellegi S.r.l., GSI S.r.l., Magin S.r.l.)

Seba S.r.l.

NOVA S.r.l.

Unaudited Pro Forma Combined Balance Sheet as at December 31, 2012

(in US Dollars)

	Prime Acquisition Corp.	Bell Group combined	Seba S.r.l.	NOVA S.r.l.	Pro Forma Adjustments for conversion of 3,008,956 Shares on March 28, 2013 and September 27, 2013		Adj.	Pro Forma
	(Note A)	(Note B)	(Note B)	(Note B)	Debit	Credit	No.	combined
ASSETS

Current assets
Cash	$7,411	$214,849	$6,509	$29,822	$6,471,194		(2)	$132,962,430
						275,771	(3)
						60,000	(4)
						1,022,833	(5)
						2,408,751	(6)
					130,000,000		(11)
Cash held in trust account	36,620,933	–	–	–		30,149,739	(1)	–
						6,471,194	(2)
Available-for-sale investments	–	56,041	24,750	–				80,791
Trade and other receivables	–	3,411,000	226,608	244,834				3,882,442
Prepaid expenses	8,039	–	–	–				8,039
Assets in disposal groups classified as held for sale		5,995,210	–	–				5,995,210
Total Current Assets	36,636,383	9,677,100	257,867	274,656				142,928,912
Non-current assets
Property, plants and equipment	3,595	269,610	–	–				273,205
Investment property	–	42,924,386	17,932,960	8,453,545				69,310,891
Long-term investments	–	–	–	–	372,493,880		(10)	372,493,880
Investments in equity-accounted associates	–	5,670	–	–				5,670
Other receivables	–	9,746	–	–				9,746
Goodwill	–	–	–	–	9,053,017		(7)	9,053,017
TOTAL ASSETS	$36,639,978	$52,886,512	$18,190,827	$8,728,201				$594,075,321

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accrued expenses	$622,256	$–	$–	$–				$622,256
Trade and other payables	–	6,872,175	202,145	601,677				7,675,997
Due to related party	275,771	–	–	–	275,771		(3)	–
Loans and borrowings		2,410,115	1,734,203	124,144				4,268,462
Deferred underwriters fees	1,022,833	–	–	–	1,022,833		(5)	–
Notes payable to stockholders	60,000	–	–	–	60,000		(4)	–
Derivative financial liabilities	–	249,119	1,143,036	1,228				1,393,383
Corporation tax liability	–	1,096,313	20,701	2,207				1,119,221
Provisions	–	197,790	–	–				197,790
Liabilities directly associated with assets in disposal groups classified as held for sale	–	6,428,404	–	–				6,428,404
Total current liabilities	1,980,860	17,253,916	3,100,085	729,256				21,705,513
Non-current liabilities
Loans and borrowings	–	28,227,291	10,740,729	5,929,523				44,897,543
Other financing liabilities (non-current portion)	–	–	–	–				–
Deferred tax liabilities	–	2,186,522	1,334,290	643,088				4,163,900
Total non-current liabilities	–	30,413,813	12,075,019	6,572,611				49,061,443

Ordinary shares, subject to possible redemption 3,031,969 shares at $10.02 per share	30,380,329	–	–	–	30,149,739		(1)	–
					230,590		(8)

Stockholders' equity
Ordinary shares, $.001 par value	1,863	–	–	–		1,719	(7)	55,140
						23	(8)
						37,249	(10)
						14,286	(11)
Share capital	–	192,401	12,998	14,287	219,686		(7)	–
Legal reserve	–	38,874	–	–	38,874		(7)	–
Additional paid-in capital	5,890,921	–	–	–		17,191,451	(7)	527,275,971
						230,567	(8)
						1,520,687	(9)
						372,456,631	(10)
						129,985,714	(11)
Retained earnings (accumulated deficit)	(525,121)	4,372,361	2,055,079	77,479	2,408,751		(6)	(2,933,872)
					6,504,919		(7)
Profit (loss) of the year	(1,088,874)	(864,236)	923,963	1,302,574	1,362,301		(7)	(1,088,874)

Translation reserve	–	(41,304)	23,683	31,994	14,373		(7)	–
Non-controlling interest		1,520,687	–	–	1,520,687		(9)	–
Total stockholders' equity	4,278,789	5,218,783	3,015,723	1,426,334				523,308,365
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$36,639,978	$52,886,512	$18,190,827	$8,728,201				$594,075,321

Pro Forma Adjustments and Eliminations

(1)	To record the liquidation and payment of cash from investment held in trust for 3,008,955 ordinary shares accepted for redemption from investors on tender offer expired March 28, 2013 at $10.02 per share, and 1 ordinary shares accepted for redemption from investors on tender offer expired September 27, 2013 at $10.02 per share.
(2)	To liquidate investment held in trust.
(3)	To record payment of due to related party upon business combination.
(4)	To record payment of note payable to shareholder upon business combination.
(5)	To record payment of deferred underwriters fees charged to additional paid-in capital at the time of IPO but contingently payable until the consummation of business combination.
(6)	To record estimation of business related costs to legal counsels, accountants, other consultants, etc. not already expensed. The estimates are based on the actual disbursements at closing, past experience of Prime’s management with similar transaction, a comparison of amount of expenses already accrued at the end of December 31, 2012 and the extend of services that has been rendered between January 1, 2013 and June 30, 2013 and further services anticipated to be rendered through the closing of the business combination.

Legal fees	$1,367,181
Other consulting fees	188,793
Accounting fees	87,500
Registration, filing and listing costs	112,000
Fees related to put options entered on February 25, 2013 payable to AQR Funds	160,500
Fees related to put options entered on February 25, 2013 payable to Chardan Capital Markets, LLC. At closing	107,000
Other reimbursable expenses to shareholder	385,777
Total balance to accrue	$2,408,751

(7)	To record issuance of 1,719,317 ordinary shares to the Targets' shareholders in the business combination at the estimated fair market value of $10 per share at closing resulting in aggregated purchase price of $17,193,170. According to acquisition method accounting, the aggregate purchase price is allocated over the fair value of Targets' assets and liabilities with any excess of purchase price over the fair value of assets and liabilities acquired recorded as goodwill. The Target’s assets and liabilities are measured at their acquisition-date fair value. The historical share capital, legal reserve, retained earnings, and translation reserve of the Targets are eliminated.
(8)	To eliminate shares subject to conversion on the assumption that all remaining shareholders after the expiration of tender offer expired on March 28, 2013 and September 27, 2013 approve of the proposed business combination and do not elect to convert such shares.
(9)	To eliminate Bell Group's non-controlling interest to reflect 100% of acquisition by Prime.
(10)	To record issuance of 37,249,388 ordinary shares at $10 per share to purchase Green Certificates valued at $372,493,880. 12,801,263 of these ordinary shares will be issued to Radiomarelli SA and 24,448,125 shares to Futurum Energy SA.
(11)	To record cash to be received from private placement by Radiomareilli SA for 14,285,714 ordinary shares at $9.10 per share.

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

Prime Acquisition Corp.

Bell Group Combined (includes Delfin S.r.l., SIM S.r.l., Dieci Real Estate S.r.l., Ellegi S.r.l., GSI S.r.l., Magin S.r.l.)

Seba S.r.l.

NOVA S.r.l.

Unaudited Pro Forma Condensed Statement of Operations for the year ended December, 31, 2012

(in US Dollars)

	Prime Acquisition Corp.	Bell Group combined	Seba S.r.l.	NOVA S.r.l.	Pro Forma Adjustments for conversion of 3,008,956 Shares on March 28, 2013 and September 27, 2013		Adj	Pro Forma
	(Note F)	(Note G)	(Note G)	(Note G)	(Debit)	Credit	No.	combined
Revenue	$–	$4,963,100	$867,983	$19,289				$5,850,372
Tenant reimbursement	–	–	38,577	1,350				39,927
Other operating income	–	441,433	–	–				441,433
Gross Profit	–	5,404,533	906,560	20,639				6,331,732
Operating expenses
Other operating expenses	–	(5,450,951)	–	–				(5,450,951)
Real estate taxes	–	–	(59,411)	(9,297)				(68,708)
Interest expense	–	–	(585,909)	(76,602)				(662,511)
Insurance expense	–	–	(31,632)	(213)				(31,845)
Other real estate operating expenses	–	–	–	(18,147)				(18,147)
General and administrative expenses	(1,120,793)	–	–	–	(10,864,291)		(1)	(11,985,084)
Depreciation, amortization and impairment provision	–	(1,069,396)	–	–				(1,069,396)
Total operating expenses	(1,120,793)	(6,520,347)	(676,952)	(104,259)				(19,286,642)
Profit/(loss) from operations	(1,120,793)	(1,115,814)	229,608	(83,620)				(12,954,910)
Other income(expense)
Finance expense	–	(1,009,969)	–	–				(1,009,969)
Finance income	31,919	1,542	–	–				33,461
Total other income(expense)	31,919	(1,008,427)	–	–				(976,508)
Profit/(loss) before tax	(1,088,874)	(2,124,241)	229,608	(83,620)				(13,931,418)
Tax (expense)/credit	–	11,727	–	–	(72,097)		(2)	(60,370)
Profit/(loss) from continuing operations	$(1,088,874)	$(2,112,514)	$229,608	$(83,620)				$(13,991,788))

Weighted average shares outstanding	4,894,623							55,140,446

Basic and diluted net profit/(loss) per share	$(0.22)							$(0.25)

Pro Forma Adjustments and Eliminations

(1)	To record annual management fee paid to BHN equal to 1.9% of the total managed assets value.
(2)	To reflect an adjustment to Seba's provision for income tax expense to reflect a nominal tax rate of 31.4% in Italy.

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

For the year ended December 31, 2012
Conversion at
3,008,956 Shares
Actual number of ordinary shares outstanding	1,886,027
Pro forma shares:
Number of shares issuable in connection with the business combination	1,719,317
Number of shares issuable in connection with the purchase of Green Certificates	37,249,388
Number of shares issuable in connection with the private placement	14,285,714
Pro forma weighted average number of ordinary shares outstanding Basic and Diluted	55,140,446

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

After December 31, 2012, there are additional 1,000,000 options granted to BHN to purchase common stock, and 161,005 warrants to be granted to shareholders who elect not to redeem their shares prior to the completion of the Acquisition, bringing the total potential dilutive securities to 8,731,055 at closing.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association(1)
1.2	Amendment to Amended and Restated Articles of Association(2)
2.1	Specimen Unit Certificate(1)
2.2	Specimen Ordinary Share Certificate(1)
2.3	Specimen Public Redeemable Warrant Certificate(1)
2.4	Specimen Founder Warrant Certificate(1)
2.5	Specimen Placement Warrant Certificate(1)
2.6	Form of Warrant Agreement(1)
2.7	Form of Unit Purchase Option(1)
4.1	Form of Underwriting Agreement(1)
4.2	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders(1)
4.3	Promissory Note dated March 25, 2010 by the Registrant to Diana Chia-Huei Liu(1)
4.4	Promissory Note dated March 25, 2010 by the Registrant to William Tsu-Cheng Yu(1)
4.5	Promissory Note dated November 10, 2010 by the Registrant to Diana Chia-Huei Liu(1)
4.6	Promissory Note dated November 10, 2010 by the Registrant to William Tsu-Cheng Yu(1)
4.7	Promissory Note, dated as of February 10, 2010, issued to Diana Liu(1)
4.8	Promissory Note, dated as of February 10, 2010, issued to William Yu(1)
4.9	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to Diana Liu(1)
4.10	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to William Yu(1)
4.11	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to Diana Liu(1)
4.12	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to William Yu(1)
4.13	Promissory Note, dated as of May 3, 2012, issued to William Yu(2)
4.14	Promissory Note, dated as of November 1, 2012, issued to William Yu(2)
4.15	Promissory Note, dated as of February 12, 2013, issued to William Yu(2)
4.16	Promissory Note, dated as of March 4, 2013, issued to William Yu(2)
4.17	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founders(1)
4.18	Form of Registration Rights Agreement among the Registrant and the Founders(1)
4.19	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Amy Lau(1)
4.20	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Carolyne Yu(1)
4.21	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dane Chauvel(1)
4.22	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dave Sagar(1)
4.23	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Elizabeth Pulchny(1)
4.24	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and John Chase(1)
4.25	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Lance Wei(1)
4.26	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Rebecca Poon(1)
4.27	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Dane Chauvel(1)
4.28	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Jason Wang(1)
4.29	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and HuiKai Yan(1)
4.30	Stock Option Agreement, dated as of March 21, 2012, between the Registrant and George Kaufman(3)
4.31	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio(2)
4.32	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and CNH Diversified Opportunities Master Account, L.P.(2)
4.33	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Opportunistic Premium Offshore Fund, L.P. (2)
4.34	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Diversified Arbitrage Fund(2)

4.35	Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries(4)
4.36	Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Seba S.r.l., Francesco Rotondi and Giuseppe Pantaleo(5)
4.37	Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Nova S.r.l., Francesco Rotondi and Luca Massimo Failla(5)
4.38	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Delfin S.r.l., Davide Rigamonti, Cesare Lanati and G.S.I. S.r.l.(6)
4.39	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, SIM S.r.l., G.S.I. S.r.l. and Bell Real Estate S.r.l. (6)
4.40	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Dieci Real Estate S.r.l., ELLEGI S.r.l. and G.S.I. S.r.l. (6)
4.41	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, ELLEGI S.r.l., Bell Real Estate S.r.l. and Stefano Lanati(6)
4.42	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, G.S.I. S.r.l., Bell Real Estate S.r.l. and IGS S.r.l. (6)
4.43	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Magfin S.r.l., Bell Real Estate S.r.l., G.S.I. S.r.l. (6)
4.44	Letter of Intent, dated July 3, 2013, by and among Prime Acquisition Corp., Union European Concept Futurum Geie, Radiomarelli SA(6)
4.45	Purchase Agreement, dated August 30, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC and Futurum Enegry S.A.(7)
4.46	Purchase Agreement, dated August 30, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC and Radiomarelli S.A. (7)
4.47 *	Transaction Value Agreement, dated as of September 30, 2013 by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l. and the Bell Group holders named therein.
4.48 *	[Reserved]
4.49 *	Transaction Value Agreement, dated as of September 30, 2013 by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l. and the Nova holders named therein.
4.50 *	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Seba)
4.51 *	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Nova)
4.52 *	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Delfin)
4.53 *	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (SIM)
4.54 *	[Reserved]
4.55 *	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (ELLEGI)
4.56 *	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (G.S.I.)
4.57 *	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Magfin)
4.58 *	Registration Rights Agreement, dated September 27, 2013, by and among Prime Acquisition Corp., BHN LLC, and the investors named therein
4.59 *	Amendment, dated September 11 ,2013, to Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Seba S.r.l., Francesco Rotondi and Giuseppe Pantaleo
4.60 *	Amendment, dated September 11, 2013, to Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Nova S.r.l., Francesco Rotondi and Luca Massimo Failla

4.61 *	Amendment, dated September 27, 2013, to Bell Group Stock Purchase Agreements
4.62 *	Amendment, dated September 27, 2013, to Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries
4.63 *	Promissory Note, dated as of September 30, 2013, issued to Chardan Capital Markets
8.1 *	List of Subsidiaries
11.1	Code of Ethics(1)
15.1**	Consent of Crowe Horwath LLP
15.2	Consent of Marcum, Bernstein & Pinchuck LLP
15.3	Consent of BDO S.p.a.

____________

* Previously filed

** To be filed by amendment

(1)	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-171777).

(2)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2013.

(3)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2012.

(4)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on May 24, 2013.

(5)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on June 27, 2013.

(6)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on July 16, 2013.

(7)	Incorporated by reference to Amendment No. 1 the Schedule TO/A of the registrant, filed on September 6, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.

December 27, 2013	By:	/s/ Marco Prete
	Name:	Marco Prete
	Title:	Chief Executive Officer

