Form 20-F/A
period 2013-09-30
PRIME ACQUISITION CORP
filed 2014-02-27
CIK 1485922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Amendment No. 3 )

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

Explanatory Note

The sole purpose of this Amendment No. 3 to Prime Acquisition Corp.’s Shell Company Report on Form 20-F (the “Report”) filed with the Securities and Exchange Commission on October 4, 2013 and amended on December 27, 2013 and January 6, 2013, is to furnish the revised consent of Marcum Bernstein & Pinchuck LLP as Exhibit 15.2.

No other changes have been made to the Report. Except as set forth herein, this Amendment No 3 to the Report does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way the disclosures made in the original Report.

iii

Table of Contents

Page

ITEM 19.	EXHIBITS	1

iv

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association(1)
1.2	Amendment to Amended and Restated Articles of Association(2)
2.1	Specimen Unit Certificate(1)
2.2	Specimen Ordinary Share Certificate(1)
2.3	Specimen Public Redeemable Warrant Certificate(1)
2.4	Specimen Founder Warrant Certificate(1)
2.5	Specimen Placement Warrant Certificate(1)
2.6	Form of Warrant Agreement(1)
2.7	Form of Unit Purchase Option(1)
4.1	Form of Underwriting Agreement(1)
4.2	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders(1)
4.3	Promissory Note dated March 25, 2010 by the Registrant to Diana Chia-Huei Liu(1)
4.4	Promissory Note dated March 25, 2010 by the Registrant to William Tsu-Cheng Yu(1)
4.5	Promissory Note dated November 10, 2010 by the Registrant to Diana Chia-Huei Liu(1)
4.6	Promissory Note dated November 10, 2010 by the Registrant to William Tsu-Cheng Yu(1)
4.7	Promissory Note, dated as of February 10, 2010, issued to Diana Liu(1)
4.8	Promissory Note, dated as of February 10, 2010, issued to William Yu(1)
4.9	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to Diana Liu(1)
4.10	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to William Yu(1)
4.11	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to Diana Liu(1)
4.12	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to William Yu(1)
4.13	Promissory Note, dated as of May 3, 2012, issued to William Yu(2)
4.14	Promissory Note, dated as of November 1, 2012, issued to William Yu(2)
4.15	Promissory Note, dated as of February 12, 2013, issued to William Yu(2)
4.16	Promissory Note, dated as of March 4, 2013, issued to William Yu(2)
4.17	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founders(1)
4.18	Form of Registration Rights Agreement among the Registrant and the Founders(1)
4.19	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Amy Lau(1)
4.20	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Carolyne Yu(1)
4.21	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dane Chauvel(1)
4.22	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dave Sagar(1)
4.23	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Elizabeth Pulchny(1)
4.24	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and John Chase(1)
4.25	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Lance Wei(1)
4.26	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Rebecca Poon(1)
4.27	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Dane Chauvel(1)
4.28	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Jason Wang(1)
4.29	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and HuiKai Yan(1)
4.30	Stock Option Agreement, dated as of March 21, 2012, between the Registrant and George Kaufman(3)
4.31	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio(2)
4.32	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and CNH Diversified Opportunities Master Account, L.P.(2)
4.33	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Opportunistic Premium Offshore Fund, L.P. (2)
4.34	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Diversified Arbitrage Fund(2)

1

4.35	Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries(4)
4.36	Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Seba S.r.l., Francesco Rotondi and Giuseppe Pantaleo(5)
4.37	Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Nova S.r.l., Francesco Rotondi and Luca Massimo Failla(5)
4.38	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Delfin S.r.l., Davide Rigamonti, Cesare Lanati and G.S.I. S.r.l.(6)
4.39	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, SIM S.r.l., G.S.I. S.r.l. and Bell Real Estate S.r.l. (6)
4.40	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Dieci Real Estate S.r.l., ELLEGI S.r.l. and G.S.I. S.r.l. (6)
4.41	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, ELLEGI S.r.l., Bell Real Estate S.r.l. and Stefano Lanati(6)
4.42	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, G.S.I. S.r.l., Bell Real Estate S.r.l. and IGS S.r.l. (6)
4.43	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Magfin S.r.l., Bell Real Estate S.r.l., G.S.I. S.r.l. (6)
4.44	Letter of Intent, dated July 3, 2013, by and among Prime Acquisition Corp., Union European Concept Futurum Geie, Radiomarelli SA(6)
4.45	Purchase Agreement, dated August 30, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC and Futurum Enegry S.A.(7)
4.46	Purchase Agreement, dated August 30, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC and Radiomarelli S.A. (7)
4.47 *	Transaction Value Agreement, dated as of September 30, 2013 by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l. and the Bell Group holders named therein.
4.48 *	[Reserved]
4.49 *	Transaction Value Agreement, dated as of September 30, 2013 by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l. and the Nova holders named therein.
4.50 *	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Seba)
4.51 *	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Nova)
4.52 *	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Delfin)
4.53 *	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (SIM)
4.54 *	[Reserved]
4.55 *	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (ELLEGI)
4.56 *	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (G.S.I.)
4.57 *	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Magfin)
4.58 *	Registration Rights Agreement, dated September 27, 2013, by and among Prime Acquisition Corp., BHN LLC, and the investors named therein
4.59 *	Amendment, dated September 11 ,2013, to Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Seba S.r.l., Francesco Rotondi and Giuseppe Pantaleo
4.60 *	Amendment, dated September 11, 2013, to Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Nova S.r.l., Francesco Rotondi and Luca Massimo Failla

2

4.61 *	Amendment, dated September 27, 2013, to Bell Group Stock Purchase Agreements
4.62 *	Amendment, dated September 27, 2013, to Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries
4.63 *	Promissory Note, dated as of September 30, 2013, issued to Chardan Capital Markets
8.1 *	List of Subsidiaries
11.1	Code of Ethics(1)
15.1 *	Consent of Crowe Horwath LLP
15.2	Consent of Marcum, Bernstein & Pinchuck LLP
15.3 *	Consent of BDO S.p.a.

____________

* Previously filed

(1)	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-171777).

(2)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2013.

(3)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2012.

(4)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on May 24, 2013.

(5)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on June 27, 2013.

(6)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on July 16, 2013.

(7)	Incorporated by reference to Amendment No. 1 the Schedule TO/A of the registrant, filed on September 6, 2013.

3

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.

February 27, 2014	By:	/s/ Marco Prete
	Name:	Marco Prete
	Title:	Chief Executive Officer

4