Form 20-F
period 2013-12-31
PRIME ACQUISITION CORP
filed 2014-09-08
CIK 1485922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

 __________

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
Units
Warrants

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On September 8, 2014, the issuer had 3,179,721 ordinary shares outstanding.

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

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	US GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐     No  ☒

PART I			2
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		2
ITEM 3.	KEY INFORMATION		2
	A.	Selected Financial Data	2
	B.	Capitalization and Indebtedness	3
	C.	Reasons for the Offer and Use of Proceeds	3
	D.	Risk Factors	3
ITEM 4.	INFORMATION ON THE COMPANY		13
	A.	History and Development of the Company	13
	B.	Business Overview	14
	C.	Organizational Structure	16
	D.	Property, Plant and Equipment	16
ITEM 4A.	UNRESOLVED STAFF COMMENTS		18
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		18
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		23
	A.	Directors and Senior Management	23
	B.	Compensation	25
	C.	Board Practices	26
	D.	Employees	27
	E.	Share Ownership	27
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		27
	A.	Major Shareholders	27
	B.	Related Party Transactions	28
	C.	Interests of Experts and Counsel	29
ITEM 8.	FINANCIAL INFORMATION		30
	A.	Consolidated Statements and Other Financial Information.	30
	B.	Significant Changes.	30
ITEM 9.	THE OFFER AND LISTING		30
	A.	Offer and Listing Details.	30
	B.	Plan of Distribution	31
	C.	Markets	31
	D.	Selling Shareholders	31
	E.	Dilution	31
	F.	Expenses of the Issue	31
ITEM 10.	ADDITIONAL INFORMATION		31
	A.	Share Capital	31
	B.	Memorandum and Articles of Association	32
	C.	Material Contracts	33
	D.	Exchange controls	34
	E.	Taxation	34
	F.	Dividends and paying agents	44
	G.	Statement by Experts	44
	H.	Documents on Display	44
	I.	Subsidiary Information	44

i

ii

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	“Prime,” “we,” “us,” “our company,” “the Company”, or “our,” refers to Prime Acquisition Corp., a company with limited liability incorporated in the Cayman Islands;

•	“Business Combination” refer to the acquisition by Prime of entities owning 11 commercial real estate properties in Italy on September 30, 2013.

•	“IPO” or “initial public offering” refer to the Company’s initial public offering pursuant to its prospectus, dated March 24, 2011, which was consummated on March 30, 2011;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share;

•	“Group” refers to Prime Acquisition Corp., and its subsidiaries acquired on the closing of Business Combination on September 30, 2013;

•	“Manager” refers to BHN LLC, our former manager; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

•	Continued compliance with government regulations;

•	Changing legislation or regulatory environments;

•	Requirements or changes affecting the businesses in which we are engaged;

•	Industry trends, including factors affecting supply and demand;

•	Labor and personnel relations;

•	Credit risks affecting the combined business’ revenue and profitability;

•	Changes in the real estate industry;

•	Our ability to effectively manage Prime’s growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;

•	Changing interpretations of generally accepted accounting principles;

•	public securities’ limited liquidity and trading;

•	General economic conditions; and

•	Other relevant risks detailed in Prime’s filings with the Securities and Exchange Commission.

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

Prime Acquisition Corp. Selected Financial Data

Following the Business Combination, Prime is considered to be our predecessor for accounting purposes, as further described in Item 18 of this report. The following selected consolidated financial data have been derived from our consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012, which are included elsewhere in this report. The consolidated financial statements for December 31, 2013 and 2012 are the first the Company has prepared and presented in accordance with IFRS and its related interpretations. The financial statements for December 31, 2012 were previously prepared in US GAAP, but converted in accordance with IFRS. The results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected consolidated financial information as of December 31, 2013 and 2012 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

	As of December 31,	As of December 31,
Balance Sheet Data	2013	2012
Working capital	$(18,446,724)	$34,655,523
Total assets	81,035,776	36,639,978
Total liabilities	73,436,379	32,361,189
Value of ordinary shares which may be redeemed for cash ($10.02 per share)	–	30,380,329
Shareholders’ equity	7,599,397	4,278,789

Selected statement of operation data:	For the year ended December 31, 2013	For the year ended December 31, 2012
Revenues	$1,522,986	$–
Operating expenses	6,657,571	1,120,793
Total operating expenses	6,657,571	1,120,793
Net loss	10,880,259	1,088,874

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this annual report before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline and you could lose all or part of your investment.

Risk Factors Relating to Our Business

Prior to becoming members of our management team, no member of our management team had direct experience in operating businesses such as ours, which could lead to errors in the management of the business.

Prior to becoming our officers and directors, our management team had no direct experience in operating real estate assets and will rely on third party managers to operate the real estate properties. This lack of experience could lead to errors in managing the company, which could harm our results of operations.

Current economic conditions and the global tightening of credit may adversely the financial condition of our business.

Since the onset of the “credit crisis” in mid-2007, the number of banks advancing new loans against Southern European properties has fallen substantially and that decline, together with a tightening of lending policies, has resulted in a significant contraction in the amount of debt available to fund re-financings, acquisitions, developments and other commercial real estate investments. There can be no assurance that the continuation of current economic conditions will not affect our real estate properties. For example, such properties could experience higher levels of vacancy than anticipated, which could adversely impact the financial performance of our company.

As a foreign private issuer, we are exempt from certain rules that are applicable to U.S. companies and you may receive less information about us and our operations than you would receive if such agreements were not waived or we were a U.S. company.

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

We are a company incorporated under the laws of the Cayman Islands, and certain of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States in a way that will permit a U.S. court to have jurisdiction over us.

We are incorporated as a Cayman Islands exempted company. A Cayman Islands exempted company:

•	is a company that conducts its business outside the Cayman Islands;

•	is exempted from certain requirements of the Cayman Companies Law, including the filing of an annual return of its shareholders with the Registrar of Companies;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

Our corporate affairs are governed by our Articles of Association, the Companies Law of the Cayman Islands, as the same may be supplemented or amended from time to time, which we refer to herein as the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States. We have been advised by Conyers Dill & Pearman, our counsel as to Cayman Islands law, that (i) they are unaware of any proceedings that have been brought in the Cayman Islands to enforce judgments of the courts in the United States or to impose liabilities based on the civil liability provisions of the securities laws of the United States or any state in the United States; (ii) a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation; and (iii) because it is uncertain whether a Cayman Islands court would determine that a judgment of a U.S. court based on the civil liability provisions of the securities laws of the United States or any state in the United States is in the nature of a penalty, it is uncertain whether such a liability judgment would be enforceable in the Cayman Islands. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

Because some of our directors and officers reside, and all of the tour assets are held, outside of the United States, it may be difficult for you to enforce your rights against them or to enforce U.S. court judgments against them outside the United States.

Some of our directors and officers reside, and all of our assets are held, outside of the United States. As a result, it may be necessary to comply with local law in order to obtain an enforceable judgment against certain of our directors and officers and assets. It may therefore be difficult for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers outside of the United States or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and officers under U.S. federal securities laws. Further, it is unclear if extradition treaties now in effect between the United States and certain countries would permit effective enforcement of criminal penalties of the U.S. federal securities laws.

Our Ordinary shares may be subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

Because we have net tangible assets of less than $5,000,000 or less and our Ordinary shares have a market price per share of less than $5.00, transactions in our Ordinary shares may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this offer letter captioned “Material U.S. Federal Income Tax Consequences”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. We have not performed an analysis as to our PFIC status for our 2013 taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our 2013 taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this offer letter captioned “Material U.S. Federal Income Tax Consequences — U.S. Holders — Passive Foreign Investment Company Rules.”

Risk Factors Relating to Prime’s Business

Our current portfolio of real estate properties is geographically concentrated in Italy, and factors affecting the local economy could reduce our revenues.

Our current portfolio of real estate properties is geographically concentrated in Italy, specifically in Milan and its immediate surroundings. Therefore, any adverse effect on the local economy could impact our tenants' ability to continue to meet their rental obligations or otherwise adversely affect the average size of our tenant base, which could reduce revenues.

Any downturn in the office, commercial and industrial sectors of the real estate industry, or the industries of our tenants, could reduce our revenues and the value of our properties.

Our properties are concentrated in the office, commercial, industrial and logistics sectors and our tenants are mainly retail, office and industrial tenants. Any economic downturns in the office, commercial and industrial and logistics sectors may make us susceptible to adverse events to a greater extent than if our properties included greater diversification into other sectors of the real estate industry. Likewise, the concentration of our tenants in certain industries, and the fact that we have a couple of very large tenants (namely, LabLaw, a labor law firm, and Microelettrica Scientifica, producing braking systems for trucks and trains), could adversely impact us if those industries or significant tenants experience a downturn. This could result in a reduction in our revenues and the value of our properties.

Litigation against certain of our subsidiaries may result in liabilities to the combined company, which could adversely affect our results of operation and cash flows.

Certain of our subsidiaries have lawsuits pending against them (see page 15 for a description of the lawsuits). Such lawsuits could result in significant legal fees to us and reduce our net income and cash flows. In addition, if any of such pending litigations are resolved against us, we could be required to make significant cash payments, again reducing its cash flows and net income.

We face possible adverse changes in tax laws, which may result in an increase in our tax liability.

From time to time changes in tax laws or regulations are enacted, which may result in an increase in our tax liability. The shortfall in tax revenues governments in recent years may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for payment of dividends.

We may change our policies without obtaining the approval of our shareholders.

Our operating and financial policies, including our policies with respect to acquisitions of real estate or other companies, growth, operations, indebtedness, capitalization and dividends, are exclusively determined by our Board of Directors. Accordingly, our shareholders do not control these policies.

Geopolitical conditions and global economic factors may adversely affect us.

Our operating results may be adversely affected by the uncertain geopolitical conditions and global economic factors. Adverse factors affecting economic conditions worldwide have contributed to a general inconsistency in the real estate industry and may continue to adversely impact our business. The uncertainty of the international economic situation, civil unrest, terrorist activity and military actions may continue to adversely affect global economic conditions. Economic and market conditions could deteriorate as a result of any of the foregoing reasons. We may experience material adverse effects upon our business, operating results, and financial condition as a consequence of the above factors or otherwise.

Capital markets and economic conditions can materially affect our financial condition and results of operations and the value of our securities.

There are many factors that can affect the value of our securities, including the state of the capital markets and the economy, which over the past few years have negatively affected substantially all businesses, including ours. Demand for office and retail space may decline nationwide due to bankruptcies, downsizing, layoffs and cost cutting. Government action or inaction may adversely affect the state of the capital markets. The cost and availability of credit may be adversely affected by illiquid credit markets and wider credit spreads, which may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our tenants. Our inability or the inability of our tenants to timely refinance maturing liabilities and access the capital markets to meet liquidity needs may materially affect our financial condition and results of operations and the value of our securities.

Risk Factors Related to Our Real Estate Business

Real estate investments’ value and income fluctuate due to various factors.

The value of real estate fluctuates depending on conditions in the general economy and the real estate business. These conditions may also adversely impact our revenues and cash flows.

The factors that affect the value of our real estate investments include, among other things:

•	National, regional and local economic conditions;

•	Competition from other available space;

•	Local conditions such as an oversupply of space or a reduction in demand for real estate in the area;

•	How well we manage our properties;

•	The development and/or redevelopment of our properties;

•	Changes in market rental rates;

•	The timing and costs associated with property improvements and rentals;

•	Whether we are able to pass all or portions of any increases in operating costs through to tenants;

•	Changes in real estate taxes and other expenses;

•	Whether tenants and users such as customers and shoppers consider a property attractive;

•	The financial condition of our tenants, including the extent of tenant bankruptcies or defaults;

•	Availability of financing on acceptable terms or at all;

•	Fluctuations in interest rates;

•	Our ability to obtain adequate insurance;

•	Changes in zoning laws and taxation;

•	Government regulation;

•	Consequences of any armed conflict or terrorist attacks;

•	Potential liability under environmental or other laws or regulations;

•	Natural disasters;

•	General competitive factors; and

•	Climate changes

The rents or sales proceeds we receive and the occupancy levels at our properties may decline as a result of adverse changes in any of these factors. If rental revenues, sales proceeds and/or occupancy levels decline, we generally would expect to have less cash available to pay indebtedness and for distribution to shareholders. In addition, some of our major expenses, including mortgage payments, real estate taxes and maintenance costs generally do not decline when the related rents decline.

Real estate is a competitive business.

Our business segments operate in a highly competitive environment. We compete with a large number of property owners and developers, some of which may be willing to accept lower returns on their investments than we are. Principal factors of competition include rents charged, sales prices, attractiveness of location, the quality of the property and the breadth and quality of services provided. Our success depends upon, among other factors, trends of the national, regional and local economies, financial condition and operating results of current and prospective tenants and customers, availability and cost of capital, construction and renovation costs, taxes, governmental regulation, legislation and population trends.

We depend on leasing space to tenants on economically favorable terms and collecting rent from tenants who may not be able to pay.

Our financial results depend significantly on leasing space in our properties to tenants on economically favorable terms. In addition, because a majority of our income comes from renting of real property, our income, funds available to pay indebtedness and funds available for distribution to shareholders will decrease if a significant number of our tenants cannot pay their rent or if we are not able to maintain occupancy levels on favorable terms. If a tenant does not pay its rent, we may not be able to enforce our rights as landlord without delays and may incur substantial legal costs. During periods of economic adversity, there may be an increase in the number of tenants that cannot pay their rent and an increase in vacancy rates.

Bankruptcy or insolvency of tenants may decrease our revenue, net income and available cash.

Our tenants may declare bankruptcy or become insolvent in the future. In the case of our shopping centers, the bankruptcy or insolvency of a major tenant could cause us to suffer lower revenues and operational difficulties, including leasing the remainder of the property. As a result, the bankruptcy or insolvency of a major tenant could result in decreased revenue, net income and funds available for the payment of indebtedness or for distribution to shareholders.

We may incur costs to comply with environmental laws.

Our operations and properties are subject to various federal, state and local laws and regulations concerning the protection of the environment, including air and water quality, hazardous or toxic substances and health and safety. Under some environmental laws, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property. The owner or operator may also be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by those parties because of the contamination. These laws often impose liability without regard to whether the owner or operator knew of the release of the substances or caused the release. The presence of contamination or the failure to remediate contamination may impair our ability to sell or lease real estate or to borrow using the real estate as collateral. Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos- containing materials in the event of damage, demolition, renovation or remodeling and also govern emissions of and exposure to asbestos fibers in the air. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls (PCBs) and underground storage tanks are also regulated by federal and state laws. We are also subject to risks associated with human exposure to chemical or biological contaminants such as molds, pollens, viruses and bacteria which, above certain levels, can be alleged to be connected to allergic or other health effects and symptoms in susceptible individuals. Our predecessor companies may be subject to similar liabilities for activities of those companies in the past. We could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or tanks or related claims arising out of environmental contamination or human exposure to contamination at or from our properties.

Each of our properties has been subject to varying degrees of environmental assessment. The environmental assessments did not, as of this date, reveal any environmental condition material to our business. However, identification of new compliance concerns or undiscovered areas of contamination, changes in the extent or known scope of contamination, discovery of additional sites, human exposure to the contamination or changes in clean-up or compliance requirements could result in significant costs to us.

Inflation or deflation may adversely affect our financial condition and results of operations.

Although neither inflation nor deflation has materially impacted our operations in the recent past, increased inflation could have a pronounced negative impact on our mortgages and interest rates and general and administrative expenses, as these costs could increase at a rate higher than our rents. Inflation could also have an adverse effect on consumer spending which could impact our tenants’ sales and, in turn, our percentage rents, where applicable. Conversely, deflation could lead to downward pressure on rents and other sources of income. In addition, we own residential properties which are leased to tenants with one- year lease terms. Because these are short- term leases, declines in market rents will impact our residential properties faster than if the leases were for longer terms.

Some of our potential losses may not be covered by insurance.

We currently maintain general liability insurance with limits of $70,000,000 and all risk property and rental value insurance with limits of $70,000,000, including coverage for terrorist acts, with sub-limits for certain perils such as floods.

We will continue to monitor the state of the insurance market and the scope and costs of coverage for acts of terrorism. However, we cannot anticipate what coverage will be available on commercially reasonable terms in future policy years.

The debt instruments of our subsidiaries, consisting of mortgage loans secured by the subsidiary’s properties, senior unsecured notes and revolving credit agreements contain customary covenants requiring the applicable subsidiary to maintain insurance. Although we believe that our subsidiaries have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. Further, if lenders insist on greater coverage than we are able to obtain it could adversely affect our ability to finance our properties and expand our portfolio.

Compliance or failure to comply with certain governmental regulations could result in substantial costs.

Our properties are subject to various governmental regulatory requirements, such as fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results of operations.

Our business and operations would suffer in the event of system failures.

Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for our internal information technology systems, our systems are vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may also incur additional costs to remedy damages caused by such disruptions.

The occurrence of cyber incidents, or a deficiency in our cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. Our three primary risks that could directly result from the occurrence of a cyber incident include operational interruption, damage to our relationship with our tenants, and private data exposure. We have implemented processes, procedures and controls to help mitigate these risks, but these measures, as well as our increased awareness of a risk of a cyber incident, do not guarantee that our financial results will not be negatively impacted by such an incident.

Our investments are concentrated in Southern Europe. Economic circumstances affecting these areas could adversely affect our business.

A significant portion of our properties are located in Southern Europe and are affected by the economic cycles and risks inherent to those areas. Real estate markets are subject to economic downturns and we cannot predict how economic conditions will impact these markets in either the short or long term. Declines in the economy or declines in real estate markets in these areas could hurt our financial performance and the value of our properties. In addition to the factors affecting the national economic condition generally, the factors affecting economic conditions in these regions include:

•	Financial performance and productivity of the publishing, advertising, financial, technology, retail, insurance and real estate industries;

•	Business layoffs or downsizing;

•	Industry slowdowns;

•	Relocations of businesses;

•	Changing demographics;

•	Increased telecommuting and use of alternative work places;

•	Infrastructure quality; and

•	Any oversupply of, or reduced demand for, real estate.

It is impossible for us to assess the future effects of trends in the economic and investment climates of the geographic areas in which we concentrate or the real estate markets in these areas. Local, national or global economic downturns would negatively affect our businesses and profitability.

Natural disasters could have a concentrated impact on the areas where we operate and could adversely impact our results.

Natural disasters could impact our properties. Additionally, natural disasters, including earthquakes, could impact several of our properties in other areas in which we operate. Potentially adverse consequences of “global warming” could similarly have an impact on our properties. As a result, we could become subject to significant losses and/or repair costs that may or may not be fully covered by insurance and to the risk of business interruption. The incurrence of these losses, costs or business interruptions may adversely affect our operating and financial results.

We may acquire or sell assets or entities or develop properties. Our failure or inability to consummate these transactions or manage the results of these transactions could adversely affect our operations and financial results.

We may acquire or develop properties or acquire other real estate related companies when we believe that an acquisition or development is consistent with our business strategy. We may not, however, succeed in consummating desired acquisitions or in completing developments on time or within budget. In addition, we may face competition in pursuing acquisition or development opportunities that could increase our costs. When we do pursue a project or acquisition, we may not succeed in leasing or selling newly- developed or acquired properties at rents or sales prices sufficient to cover costs of acquisition or development and operations. Difficulties in integrating acquisitions may prove costly or time- consuming and could divert management’s attention. Acquisitions or developments in new markets or industries where we do not have the same level of market knowledge may result in weaker than anticipated performance. We may also abandon acquisition or development opportunities that we have begun pursuing and consequently fail to recover expenses already incurred, and we may devote management time to a matter not consummated. Furthermore, acquisitions of new properties or companies will expose us to the liabilities of those properties or companies, some of which we may not be aware of at the time of acquisition. Development of our existing properties presents similar risks.

We may seek to make, one or more material acquisitions in the future. The announcement of such a material acquisition may result in a rapid and significant decline in the price of our securities.

We are continuously looking at material transactions that we believe will maximize shareholder value. However, an announcement by us of one or more significant acquisitions could result in a quick and significant decline in the price of our securities.

Our decision to dispose of real estate assets would change the holding period assumption in our valuation analyses, which could result in material impairment losses and adversely affect our financial results.

We evaluate real estate assets for impairment based on the projected cash flow of the asset over our anticipated holding period. If we change our intended holding period, due to our intention to sell or otherwise dispose of an asset, we must reevaluate whether that asset is impaired. Depending on the carrying value of the property at the time we change our intention and the amount that we estimate we would receive on disposal, we may record an impairment loss that would adversely affect our financial results. This loss could be material to our results of operations in the period that it is recognized

It may be difficult to buy and sell real estate quickly, which may limit our flexibility.

Real estate investments are relatively difficult to buy and sell quickly. Consequently, we may have limited ability to vary our portfolio promptly in response to changes in economic or other conditions.

We may not be permitted to dispose of certain properties or pay down the debt associated with those properties when we might otherwise desire to do so without incurring additional costs. In addition, when we dispose of or sell assets, we may not be able to reinvest the sales proceeds and earn similar returns.

As part of an acquisition of a property, or a portfolio of properties, we may agree, and in the past have agreed, not to dispose of the acquired properties or reduce the mortgage indebtedness for a long- term period, unless we pay certain of the resulting tax costs of the seller. These agreements could result in us holding on to properties that we would otherwise sell and not pay down or refinance. In addition, when we dispose of or sell assets, we may not be able to reinvest the sales proceeds and earn returns similar to those generated by the assets that were sold.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Prime Acquisition Corp. is an exempted company organized on February 4, 2010 under the laws of the Cayman Islands, formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses.

On March 30, 2011, the initial public offering of 3,600,000 units of the Company was consummated. Each unit issued in the IPO consisted of one Ordinary Share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one Ordinary Share at a price of $7.50. Prior to the consummation of the IPO, the Company completed a private placement of 2,185,067 warrants to the Company’s founding shareholders, generating gross proceeds of $1,638,800. On May 10, 2011, the Company announced that the underwriters of its IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO). The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

Since we could not complete an acquisition prior to March 30, 2013, the date by which we were required to complete our initial business combination by our Amended and Restated Memorandum and Articles of Association, our board of directors determined that it would be in the best interests of our shareholders for us to continue our existence for an additional six months (until September 30, 2013) rather than dissolve as required by our Articles of Association, which we refer to as the Extension. In order to effect the Extension, our shareholders approved certain amendments to our Articles of Association at a special meeting of shareholders held on Wednesday, March 27, 2013. In connection with the Extension, our board of directors determined that it was in our best interest to allow shareholders with the opportunity to redeem their ordinary shares for cash by means of a tender offer, which we refer to as the Extension Tender Offer. Following approval of the Extension, the Extension Tender Offer expired at 5:00 p.m., United States Eastern Time on the evening of Thursday, March 28, 2013. Pursuant to the terms of the Extension Tender Offer, 3,008,955 of our ordinary shares were tendered and accepted for redemption by the Company for an aggregate purchase price of $30,149,729.

On May 23, 2013, Prime and the Manager entered into a Management Agreement, in connection with the Business Combination. Pursuant to the terms of the Management Agreement, and subject to the closing of the Business Combination, Prime appointed the Manager to manage the assets of Prime following the business combination on an exclusive basis. On May 13, 2014, Manager and our then officers resigned from their positions with us and the Management Agreement was terminated. On June 10, 2014, Diana Liu became the sole director of our Italian subsidiaries, replacing the designee of the Manager.

On June 22, 2013, June 24, 2013 and July 9, 2013, Prime entered into a series of definitive agreements to acquire certain real estate assets in Italy, as more fully described below.

In addition, on September 27, 2013, Prime completed the Business Combination Tender Offer and redeemed the one share validly tendered and not withdrawn, and on September 30, 2013, it consummated its initial business combination by acquiring 100% of Seba S.r.l. (“Seba”), Nova S.r.l. (“Nova”), Delfin S.r.l. (“Delfin”), SIM S.r.l. (“SIM”), Dieci Real Estate S.r.l. (“Dieci”), Ellegi S.r.l. (“Ellegi”), G.S.I. S.r.l. (“GSI”), Magfin S.r.l. (“Magfin”), all are Italian limited liability companies (Delfin, SIM, Dieci, Ellegi, GSI and Magfin, collectively “Bell Group”; Bell Group, Seba and Nova, collectively “Subsidiaries”), which collectively owned 11 commercial real estate properties based in Italy, for an aggregate of 1,719,317 ordinary shares. As a result, immediately following consummation of the Business Combination, Prime had a total of 3,635,344 ordinary shares outstanding.

B.	Business Overview

We currently own real estate assets that consist of office, commercial and industrial properties in Italy.

Although we have not yet entered into any agreements to do so, we plan to acquire additional properties to create a diverse portfolio of commercial real estate assets, including, primarily, well located office buildings and industrial/warehouse buildings. We may also acquire retail properties, including regional malls, shopping centers and single-tenant retail locations, that are leased to national, regional and local tenants. We plan to target properties strategically situated in densely populated, middle and upper income markets in Southern Europe, primarily in Italy, Spain and Greece.

We believe that the current market environment in Southern Europe presents an opportunity to acquire performing properties at compelling yields and at values substantially below their replacement cost, offering us the potential to achieve attractive returns for our shareholders over time. The Southern European real estate market is currently experiencing significant weakness driven by economic uncertainty and sharply reduced capital availability. Despite the challenging economic environment in Europe, we believe that our properties have high quality lessees who are not credit impaired, long term leases, low vacancy rates and stable rents. These will also be characteristics that we will seek out for additional properties we may acquire in the future.

In addition, since the onset of the “credit crisis” in mid-2007, the number of banks advancing new loans against Southern European properties has fallen substantially and that decline, together with a tightening of lending policies, has resulted in a significant contraction in the amount of debt available to fund re-financings, acquisitions, developments and other commercial real estate investments. Our view is that, in the current capital constrained environment, many property owners have limited options to sell and the prospects for negotiating attractive acquisitions at compelling prices should be significant. There can be no assurance, however, that the continuation of current economic conditions will not impact certain of the properties we may acquire and such properties could experience higher levels of vacancy than anticipated at the time of our acquisition of such properties.

We believe we will have a competitive advantage relative to other potential acquirers of such properties because we have the ability to issue publicly traded ordinary shares for a portion of the acquisition consideration and because we are not burdened by a legacy portfolio of under-performing assets or assets that may have significant debt obligations.

We are also considering acquiring assets in the renewable energy space.

Competition

The leasing of real estate is highly competitive. We compete for tenants with landlords and developers of similar properties located in our markets primarily on the basis of location, rent charged, services provided, balance sheet strength and liquidity, and the design and condition of our properties. We face competition from other real estate companies, including REITs, that currently invest in markets other than or in addition to Southern Europe, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors, and others that may have greater financial resources or access to capital than we do or that are willing to acquire properties in transactions which are more highly leveraged or with different financial attributes than we are willing to pursue.

Litigation

The following summarized the material litigation relating to our Subsidiaries.

Auchan

On March 14, 2013, Auchan S.p.A. brought a lawsuit before the Court of Milan against Ellegi and GSI in relation to a lease agreement entered into with Ellegi on July 15, 2010, and a contract for the realization of certain works entered into with GSI on August 5, 2010, both relating to the property located in Buccinasco (MI), Via della Resistenza 64/Via Lazio 95 (cause registration No: 20577/2013). Auchan S.p.A. asks for the compensation of the damages suffered from the non-fulfillment by Ellegi and GSI of the obligations contained in such agreements, in the amount of approximately $4.8 million. We disagree with the allegations and intend to defend against this claim, although no assurance can be made that they will be successful. The Group has accrued a provision of $180,837 for such risk. The next hearing will be held on September 24, 2014.

Pianimpianti

Dieci Real Estate has a credit of $278,611 vis-à-vis a tenant named “Pianimpianti”. The lease agreement was entered into by Ellegi on April 1, 2009, and was subsequently assigned to Dieci Real Estate. Pianimpianti, now a former tenant, has transferred its offices abroad and the injunction order could not be served. Accordingly, it is likely that Dieci Real Estate will win the case, but unlikely that it will be able to collect its credit. Dieci Real Estate also filed a request to declare the bankruptcy of Pianimpianti but the request was rejected. As of date of this report, there has been no further activity with this matter.

Lorenzon Engineering & Technology S.r.l.

The case derives from a contract entered into by Magfin and IGS on April 26, 2012, by virtue of which IGS undertook to realize certain renovation works on the property located in Buccinasco (MI), Via Lucania 2. IGS subcontracted the works to Lorenzon Engineering & Technology S.r.l. (“Lorenzon”) and Magfin guaranteed the obligations of IGS vis-à-vis Lorenzon. IGS contested the correct execution of certain works performed by Lorenzon and did not pay some of the amounts due. Lorenzon, in turn, requested the payment to Magfin, which refused, in light of the defects of the works. Lorenzon, however, obtained from the Court of Milan an injunction order vis-à-vis Magfin for the payment of an amount of $269,852. Magfin has challenged the order before the Court of Milan, however there can be no assurance that it will be successful. Lorenzon was awarded the amount of $297,211 plus $3,921 for legal fees, accrued interest and tax registration. The judge released the additional amount due from Microelettrica to Magfin. In its 2013 financial statements, the awarded amount was accrued in the consolidated financial statements. Magfin has initiated a claim against IGS for the amount paid as a guarantor, and we are pursuing our claim against them.

C.	Organizational Structure

Prime BHN Luxembourg S.àr.l. (“LuxCo”) is a Luxembourg company and wholly owned subsidiary of Prime. In connection with the consummation of the Business Combination, Prime acquired all of the equity interest in each of the companies in the Bell Group and Seba and Nova, and contributed such equity interest to LuxCo, such that Prime has one wholly subsidiary, namely LuxCo, and the Subsidiaries are wholly owned subsidiaries of LuxCo.

D.	Property, Plant and Equipment

We currently maintain our executive offices in an approximately 500 sq. foot suite at No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province, 050011; China. Prior to the Business Combination the cost for this space was included in the $7,500 per month fee payable to Kaiyuan Real Estate Development. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, our former Chairman.

Description of Rental Properties

We own the following properties, which are office, logistics, commercial and industrial real estate assets located in Milan, Italy.

	Property Name & Location	Type	Tenant	Average Lease Duration (Years)	Approx. Gross Leasable Area (sq. meters)	Purchase Price on September 30, 2013 ($ in millions)
1	Corso Europa 22, Milano	Office	LabLaw	10	1,560	$27.20
2	Milanofiori, Building A5	Office	Various int’l and Italian firms	10	926	$3.13
3	Milanofiori, Building Q7	Office	Various int’l and Italian firms	10	530	$1.27
4	Milanofiori, Building N	Office	Various int’l and Italian firms	10	2,245	$4.48
5	Viale Lucania, Buccinasco	Office, Industrial	Microelettrica Scientifica	18	16,230	$22.27
6	Via Buozzi 22, Buccinasco	Office, Warehouse	Various int’l and Italian firms	10	1,322	$1.85
7	Via Newton, Assago	Office	Italian firms	10	1,200	$3.40
8	Via Lazio 95, Buccinasco	Office, Warehouse	Italian cos.	10	4,100	$5.01
9	Via Emilia, Buccinasco	Commercial	Italian commercial co.	10	200	$0.35
10	Via Mulino, Buccinasco	Commercial	Merkur	8	370	$1.37
11	Milanofiori, Building Q5	Office	Italian firms	10	370	$1.26
					29,053	$71.59

1.	Property 1 is an office building located at Corso Europa 22 in a central area of Milan, near San Babila’s square, close to the fashion district called “quadrilatero della moda” and 500 meters from the Milan Cathedral at the center of the city (the “Duomo”). The building’s 1,800 square meters (“sqm”) includes six floors and a basement. The structure was designed in 1957 by Architect Vico Magistretti, a leading figure in the Italian cultural and architectural space after WWII0, and was recently completely renovated. Due to its location and architectural features, it may be qualified as a high-quality building. It is currently rented to LabLaw, a leading Italian labor and employment law firm. The contract was recently renewed, with a 10-year duration.

2.	Property 2 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. Milanofiori is a real estate business district built in the late 1970s with the aim to provide prime location to Italian and multinational firms in the service and high-tech service industries. The buildings in the area are connected by tree-lined roads and large parking lots. The property is Building A5 of the complex. The complex has a direct subway connection to the center of the Milan and is located near major freeways and highways. The building’s 900 sqm are rented to Italian and multinational firms. The contracts have an average 10-year duration.

3.	Property 3 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building Q7 of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 560 sqm are rented to Italian and multinational companies. The contracts have an average 10-year duration.

4.	Property 4 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building N of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 2,250 sqm are rented to Italian and multinational companies. The contracts have an average 10-year duration.

5.	Property 5 is an industrial and office building located on viale Lucania in Buccinasco, a large commercial and industrial area in the southern part of Milan. The property is located about 3 km from Milan, is very well connected with the major adjacent cities such as Assago, Corsico, Trezzano sul Naviglio and is near major freeways and the highway towards Genova. The facility encompasses a 16,000 sqm industrial plant, 11,500 sqm warehouse, and 4,500 sqm office. It is a flexible use structure that was recently renovated in 2011. The building is rented to Microelettrica Scientifica, a subsidiary of the large multinational Knorr-Bremse group, a leading global producer of braking systems for trucks and trains. The contract has an 18-year duration.

6.	Property 6 is an office and warehouse building located at via Buozzi 22 in Buccinasco, a large commercial and industrial area in the southern part of Milan. The property is located near major freeways and the highway towards Genova. The building includes offices and warehouse. Its 1,300 sqm are rented to multiple international and Italian firms. The contracts have an average 10-year duration.

7.	Property 7 is an office building located on via Newton in the southern part of Milan. The property has a direct subway connection with the center of the city and is located near major freeways and highways. The building’s 1,200 sqm are rented to Italian firms. The contracts have average duration of 10-years.

8.	Property 8 is an office and warehouse building. The property is located at via Lazio 95 in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The building’s 4,300 sqm is rented to Italian companies. The contract has a 10-year duration.

9.	Property 9 is a commercial building located on via Emilia in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The facility’s 200 sqm are rented to an Italian commercial company. The contract has a 10-year duration.

10.	Property 10 is a commercial building is located on via Mulino in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The facility’s 400 sqm are rented to Merkur, a gaming company. The contract has a 8-year duration.

11.	Property 11 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building Q5 of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 430 sqm are rented to Italian and multinational companies. The contracts have an average 10-year duration.

Current occupancy rates and rent per square meter for each of the properties is as follows:

	Property	Current occupancy	Rent per square meter ($)
1	Corso Europa 22, Milan	100%	1,072
2	Milanofiori, building A5	100%	219
3	Milanofiori, building Q7	100%	186
4	Milanofiori, building N (1)	80%	186
5	Viale Lucania, Buccinasco	100%	110
6	Via Buozzi 22, Buccinasco (2)	90%	117
7	Via Newton, Assago	100%	222
8	Via Lazio, Buccinasco	100%	92
9	Via Emilia, Buccinasco	100%	249
10	Via Molino, Buccinasco	100%	293
11	Milanofiori, building Q5	100%	204

(1)	The occupancy rate of the property located in Milanofiori, building N, is at 80% due to the recent termination of certain leases. The managers of the property are seeking new tenants for the spaces.
(2)	The occupancy rate of the property located in via Buozzi, Buccinasco, is at 90% due to the recent termination of certain leases. The managers of the property are seeking new tenants for the spaces.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Prime Acquisition Corporation, a Cayman Island company, was incorporated on February 4, 2010 in order to serve as a vehicle for the acquisition of an operating business (through a merger, capital stock exchange, asset acquisition or other similar business combination). Prime did not engage in any substantive commercial business until the Business Combination.

On September 30, 2013, we consummated the Business Combination by purchasing all of the issued and outstanding stock of the Subsidiaries (Seba, Nova, Delfin, Dieci, ELLEGI, SIM, Magfin, and GSI), for a total consideration of $18,843,714, as represented by the issuance of 1,719,317 Prime’s shares from the treasury. As part of the Business Combination, the Group assumed all the current and non-current loans and borrowings associated with the investment properties which amounted to approximately $50.9 million.

In addition, see Item 10C Material Contracts for certain details of contingent consideration.

Our Business Subsequent to the Acquisition of the Real Estate Portfolio

The entirety of our revenues is derived from rental income from our tenants in the eleven properties.

Results of Operations

This section discusses our 2013 and 2012 financial results prepared under IFRS.

Years Ended December 31, 2013 and 2012

The information below is summarized from the audited financial statements for the years ended December 31, 2013 and 2012.

	2013	2012

Rental income	$1,374,728	$–
Other revenues	148,258	–
Total Revenues	1,522,986	–

Depreciation, amortization and bad debt provision	(176,986)	–
Impairment of goodwill	(1,791,548)	–
Other expenses	(4,689,037)	(1,120,793)
Total operating expenses	(6,585,571)	(1,120,793)
Operating loss	(5,134,585)	(1,120,793)

Finance income	53,648
Finance costs	(601,039)	–
Contingent consideration in connection with business combination	(5,157,951)	–
Interest earned from investment held in trust	3,868	31,919
Loss before tax	(10,836,059)	(1,088,874)

Deferred tax expense	(44,200)	–
Loss for the year	$(10,880,259)	$(1,088,874)

Loss for the year	$(10,880,259)	$(1,088,874)

Foreign currency translation reserve	131,878	–
Total comprehensive loss for the year	$(10,748,381)	$(1,088,874)

Revenues: We did not engage in any substantive commercial business until the acquisition of the Subsidiaries on September 30, 2013, and as such there were no revenues prior to that date. The revenues for 2013 were for the period from the date of the acquisition to December 31, 2013, and are therefore not meaningful to compare to the 2012 results.

Expenses:

Amortization of intangible assets accounted for the majority of this provision ($117,691 out of a total of $176,986), followed by an estimate of our future loss on certain aged trade receivable ($41,176) with depreciation of tangible assets being $18,119.

Goodwill of $1,791,548 arising from the Business Combination was impaired at December 31, 2013. Approximately 52%, or about $2.4 million, of the Other Expenses (which totaled approximately $4.7 million) in 2013 were professional and legal expenses related to the Business Combination compared to 61%, or about $683,000, in 2012. These expenses are non-recurring. Day-to-day operating costs such as administrative, rent, staff, insurance and travel costs account for about 22.4% (or about $1.05 million) of Other Expenses, as compared to $220,000, or about 20% of the total expenses in 2012. We incurred $154,343 stock option expenses in 2013 versus $180,750 in 2012.

Contingent consideration in connection with business combination of $5,157,951 arising from certain transaction value agreements (see detail in Item 10C) Prime has entered into with the sellers of Subsidiaries in connection with the Business Combination is recorded as an expense in the consolidated statements of loss and comprehensive loss and a current liability in the consolidated statements of financial position in 2013. This contingent consideration will be re-measured at each reporting period until settled.

Balance Sheet

In connection with the acquisition of the Subsidiaries, we have approximately $78.8 million worth of non-current assets. Investment properties, calculated using discounted cash flow method by an independent qualified professional valuation expert, stood at $72,877,131 in 2013.

Net Intangible Assets, which amounted to $5,700,127, are the intangible assets recognized at the closing of the Business Combination, and are amortized over the remaining terms of the leases. The intangible assets consist of above-market leases, and in-place leases identified by analyzing the Subsidiaries’ leases as at the closing of the Business Combination.

Trade Receivables at the end of 2013 was $1,967,193, net of allowance for bad debts.

There was $133,414 of cash at the end of the year.

The Subsidiaries have non-current loans and borrowings from various financial institutions of $45.4 million and current loans and borrowings of approximately $5.5 million. Total current and non-current borrowings amounted to approximately $50.9 million. Loans and borrowings consist of bank loans, revolving lines of credit, finances leases, and other loans. Bank loans include both secured and unsecured bank loans. Secured bank loans are secured by the investment properties. In addition, some of the secured loans are further personally guaranteed by the former owners of the properties. The revolving line of credit is unsecured, but personally guaranteed by the former owners of the properties. Other loans consist of an interest bearing convertible promissory note with the underwriters.

There was approximately $5.4 million in deferred taxes in 2013, which is calculated in full on temporary differences using a tax rate of 27.5%, if the temporary difference is subject only to IRES (an Italian corporate income tax) rules, or 31.4% if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax) rules.

The $6,035,787 of trade and other payables consist largely of $2.3 million of accrued expenses incurred by Prime with its service providers, and trade and trade accounts payables of $3.0 million were incurred by the Subsidiaries. The Subsidiaries also owe $563,101 to Mr. Cesare Lanati for regular maintenance and other services.

The $493,076 in provisions is largely attributed to certain legal disputes by certain Subsidiaries. The provision was estimated based on management evaluation of the amount at risk and legal considerations.

Liquidity and Capital Resources

The Company had $133,414 and $7,411 in cash at the end of years 2013 and 2012, respectively.

The Company did not generate enough cash flow in 2013 from its operations to fund all interest and day-to-day expenses and therefore was not cash flow positive and would require capital injections to fund current operations. Principal sources of cash may be a) issuance of treasury shares in exchange for cash, b) exercise of warrants, c) disposition of the real estate assets and d) issuance of debt instruments, or a combination of the above four possibilities.

The Company may elect to, when market conditions are favorable, engage broker dealers to sell its securities from treasury to raise funding. However, management believes without improvements to the Company’s stock performance both in terms of price and trading volume, as well as the current operating conditions, this may not be a viable solution.

The Company also has over 7 million warrants outstanding; the exercise price of the warrants is $5.00 per common share. The Company has the right to call the warrants after the stock price closes above $15.00 per share for 20 days during any 30-day trading period, after which the warrant holder may exercise the warrants. However, as our share price is not within this trading price, it is unlikely we will call the warrants in the near future.

While the real estate portfolio of eleven properties in Italy does not generate positive cash flow, management believes that when the market conditions are more favorable, some of these properties may be sold. However, real estate transactions in the greater Milan area have been relatively few when compared to pre- financial crisis, and an actual transaction may take longer than viable for the company’s current needs.

The Company has been seeking lenders who will finance the Company with at-market rates, and has been financing current operations by issuing Promissory Notes to Diana Liu, one of its directors. As of August 31, 2014, a total of $840,000 in such Notes have been issued to Ms. Liu since the inception of Prime. There is no assurance that such practice of funding the company’s operations by Ms. Liu will continue.

In the second and third quarters of 2014, management worked with our service providers to reduce the Company’s payables by approximately $116,630. This was achieved by a combination of viable and agreed-upon payment plans and actual on time payments.

Management is currently in discussion with several funding sources for a combination of debt and equity financing.

Results of Operations – Non-IFRS Measures for 2013

The Consolidated Statements of Loss and Comprehensive Loss for the years ended 2013 and 2012 include consolidated operating results of Prime for the full year of 2013 and those of the Subsidiaries’ fourth quarter of 2013 (after the September 30 acquisition of the Subsidiaries), and the operating results of Prime as a special-purpose acquisition company in 2012. Since the significant changes all relate to our transition from a special-purpose acquisition company to a real estate operating company, we do not feel that the above disclosure by itself is adequate for investors to understand the business.

To assist investors in better understanding the operating results of the Subsidiaries and Prime in 2013, we are presenting here a Results of Operations table prepared on a Prime and Subsidiaries which includes the operations of the Subsidiaries with Prime from the date of acquisition (September 30, 2013), Subsidiaries stand-alone basis from January 1 to September 30, 2013, and on a consolidated basis for the whole year, from January 1 to December 31 of 2013. The Results of Operations for Prime and Subsidiaries is audited, while those of the Subsidiaries from January 1 to September 30 are non-IFRS measures and unaudited, and the consolidated Results, which are mathematical addition of the two, are also non-IFRS measures and unaudited.

	Prime Acquisition Corp. and Subsidiaries	Subsidiaries	Combined pro-forma
	For the year ended December 31, 2013 (audited)	For the period January 1, 2013 - September 30, 2013 (unaudited)	For the year ended December 31, 2013 (unaudited)

Revenues	$1,522,986	$7,865,495	$9,388,481
Other expenses:
Depreciation, amortization and bad debt provision	(176,986)	(1,054,242)	(1,231,228)
Impairment of goodwill	(1,791,548)	–	(1,791,548)
Other expenses	(4,689,037)	(2,582,546)	(7,271,583)
Operating profit (loss)	(5,134,585)	4,228,707	(905,878)
Finance income	53,648	894,224	947,872
Finance costs	(601,039)	(1,917,601)	(2,518,640)
Contingent consideration in connection with business combination	(5,157,951)	–	(5,157,951)
Other interest earned	3,868	–	3,868
Loss before tax	(10,836,059)	3,205,330	(7,630,729)
Deferred tax expense	(44,200)	(82,459)	(126,659)
Net Loss for the period	$(10,880,259)	$3,122,871	$(7,757,388)

On a non-IFRS measures basis we would have received $9,388,481 in revenues for the whole year and incurred about $10.29 million in expenses, of which $1.79 million was impairment of goodwill and about $2.7 million was business combination related fees incurred with professional service providers. Operating loss would have been $905,878, and net of financing related costs and contingent consideration in connection with business combination, losses before tax would have been about $7.63 million. Net loss for the period would have been $7.76 million.

We stress that the combined statement of operations for 2013 is a non-IFRS measures and unaudited financial statement and, therefore, has limits in its usefulness to investors. Due to its non-standardized definition, it will not be comparable with the calculation of similar measures for other companies. The non-IFRS measures and unaudited combined basis statement of operations is presented solely to permit investors to more fully understand our business in the ways that management sees it.

We do not have any off-balance sheet arrangements.

Contractual Obligations

Our contractual obligations consist mainly of bank loans, revolving line of credit and finance leases, and will be paid off with our cash flow from operations.

Bank loans

Bank loans include both secured and unsecured bank loans. Certain bank loans are secured by the investment properties. In addition to using the investment properties as collateral, some of the loans are further personally guaranteed by the former owners of the properties.

The table below shows the detail of bank loans by expiry date and rate (floating or fixed) as of December 31, 2013; all bank loans contracts provide for floating rates.

	Floating rate	Total

Expiry within 1 year	$799,478	$799,474
Expiry within 1 and 5 years	3,133,099	3,133,099
Expiry in more than 5 years	4,949,760	4,949,760
Total	$8,882,338	$8,882,333

As at December 31, 2013, the effective interest rate varies from EURIBOR+1.125% to EURIBOR+2.554%.

Revolving line of credit

The Group has committed borrowing facilities available at December 31, 2013 as follows:

2013	Floating rate	Fixed rate	Total

Expiry within 1 year	$1,418,280	$459,358	$1,877,638
Expiry within 1 and 5 years	–	–	–
Expiry in more than 5 years	–	–	–
Total	$1,418,280	$459,358	$1,877,638

The facilities expiring within 1 year are annual facilities subject to renewal at various dates. As at December 31, 2013, the effective interest rate varies from 5.726% to 15.25%.

The revolving line of credit is unsecured, but personally guaranteed by the former owners of the properties. The total revolving line of credit approved by the bank was $1,816,590. The full revolving line of credit has been utilized by the Group at December 31, 2013. In addition, the Group has overdrawn the revolving line of credit by $61,048. As a result of the overdrawn, the total balance of the revolving line of credit as at December 31, 2013 was $1,877,638.

Finance leases

Future lease payments are due as follows:

2013	Minimum lease payments	Interest	Present value

Not more than one year	$3,640,541	$1,704,244	$1,936,297
Later than one year and not later than five years	12,984,033	6,000,598	6,983,435
Later than five years	39,588,713	9,226,218	30,362,495
Total	$56,213,287	$16,931,060	$39,282,227

As at December 31, 2013, the effective interest rate varies from EURIBOR+1.4% to EURIBOR+2.762%.

Other loans

Other loans consist of an interest bearing convertible promissory note with the underwriters.

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter, at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. George Kaufman, our director, is an employee of Chardan Capital Markets.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our current directors and executive officers are as follows:

Name	Age	Position
William Tsu-Cheng Yu	53	Interim Chief Executive Officer and Director
Amy Lau	41	Interim Chief Financial Officer
Andrea Crespi Bel'skij	39	Executive Vice President of European Operations
Diana Chia-Huei Liu	50	Chairman, Director
George Kaufman	38	Independent Director

William Tsu-Cheng Yu has been a director since inception and our Chief Financial Officer from inception until September 30, 2013 and has been our Interim Chief Executive Officer since May 8, 2014. Mr. Yu was our President from April 2010 until September 30, 2013 and Since May 5, 2014. Since July 2000, Mr. Yu has served as the Managing Partner of Cansbridge Capital. From October 2009 until January 2010, Mr. Yu served as Chief Financial Officer and Chief Operating Officer of Optoplex Corporation, a communication networks company. Mr. Yu served as a director of Optoplex Corporation from April 2004 until January 2010. Mr. Yu has been a general partner of the Shodan Company since February 2010. The Shodan Company is an investment holding company, formed in February 2010, which is equally owned amongst William Yu and his two sons, Conrad Yu and Byron Yu (who are also sons of Diana Liu). From July 2006 through October 2008, Mr. Yu served as a special advisor to the Chief Executive Officer of Optoplex Corporation. Mr. Yu served as a director of Abebooks, Inc., the world’s largest on-line used book seller, from 2001 to 2008, prior to its acquisition by Amazon.com (NASDAQ:AMZN). From February 2002 to August 2003, Mr. Yu served as the Chief Financial Officer to Telos Technology Corp., a supplier of wireless solutions for voice and data communication networks (acquired by UT Starcom (NASDAQ: UTSI) in 2004). Mr. Yu co-founded Intrinsyc Software Inc. (TSE: ICS), a TSE-listed embedded software company, and served in various capacities including director, Chief Financial Officer, Executive Vice President and Chief Operating Officer from July 1996 to November 2002. From August 1994 to May 1996, Mr. Yu was an associate in the Asia Pacific corporate finance group of Marleau, Lemire Securities, Inc., an investment banking firm headquartered in Montreal, Canada. From July 1991 to August 1994, Mr. Yu was an investment portfolio manager at Discovery Enterprises Inc., a provincial-government sponsored venture capital fund. Mr. Yu also previously worked with China-Canada Investment and Development and the Lawson Mardon Group. He has also served in various capacities with the Monte Jade Science and Technology Association, a non-profit organization supporting entrepreneurship and investment in technology companies in North America and Asia. Mr. Yu served as Chief Financial Officer and as a director of AutoChina International Limited (OTCBB: AUTCF) from October 2007 through April 2009 (during which time it was known as Spring Creek Acquisition Corp., a blank check company formed to acquire and operating business). Mr. Yu earned a BS in Mechanical Engineering with Honors and an MBA with Honors from Queen’s University in Canada. Mr. Yu is married to Ms. Diana Liu, our Chairman and a director.

Amy Lau has been our Interim Chief Financial Officer since May 8, 2014. Ms. Lau is a Certified Management Accountant and previously served as a financial consultant to the Company from its inception in 2010 until September 2013. From 2007 to 2010, she served as controller at Optoplex Corp., an optic fiber component company based in Silicon Valley, CA. From 2008 to 2009, she served as a financial consultant to Spring Creek Acquisition Corp., a blank check company. In addition, Ms. Lau has been serving as the Director of Outsourced Services at Morling & Company, a financial services firm based in San Francisco, since April 2014.

Andrea Crespi Bel'skij has been our Executive Vice President of European Operations since May 8, 2014. Mr. Crespi Bel'skij is a financial asset management professional and a certified international investment analyst, and has been serving as the CEO of EF Finance & Investments, a structured finance and M&A advisory firm in Milan, Italy since May 2013. From 2011 to 2012, he served as the executive director of Helpy Finance, a debt financing consulting firm, in Brescia . In 2011, he served as the investor relation and M&A officer of LandiRenzo Spa, a motor producer and alternative fuel solutions company in Reggio Emilia, Italy. From 2009 to 2010, he served as the head of Corporate Finance for FBS SpA, a company involved in the management of portfolios of distressed loans for international institutions and in the securitization of credit portfolios, in Milan, Italy.

Diana Chia-Huei Liu was our Chief Executive Officer and a director from our inception until September 30, 2013 and has been a director since May 5, 2014. Ms. Liu was also our President from inception until April 2010. Ms. Liu served as President of AutoChina International Limited (OTCBB: AUTCF) from its inception to April 9, 2009 (during which time it was known as Spring Creek Acquisition Corp., a blank check company formed to acquire an operating business), and currently serves as a director. Ms. Liu has served as the President of Cansbridge Capital Corp., a private investment firm specializing in early stage investments along the west coast of North America (namely U.S. and Canada) and Asia, since August 1998. Prior to Cansbridge, Ms. Liu served as the Executive Vice-President at Polaris Securities Group (TW: 6011), an investment firm in Taiwan, where she founded and managed its North American operations from April 1994 to August 1998. From August 1991 to April 1994, Ms. Liu was an account portfolio manager in global private banking at the Royal Bank of Canada (NYSE:RY), a full service banking firm. From October 1988 to August 1991, Ms. Liu served as the regional sales manager for the province of British Columbia, Canada, at CIBC Securities, a subsidiary of CIBC (NYSE:CM), a full service banking firm, where she founded and managed the mutual funds promotion division. Ms. Liu has served since June 2006 as a member of the Executive Committee and the Chair of the Investment Committee at the Asia Pacific Foundation, a Canadian federal government created think tank and policy advisory board where she works closely with the co-CEOs on operational issues and investment of its endowment funds. In addition, she also served as a director of the Vancouver Goh Ballet Society and BaySpec, Inc., a supplier of optical components based in Fremont, California. Ms. Liu graduated with a BA in economics from the University of British Columbia in Canada. Ms. Liu is married to Mr. William Yu, our Interim Chief Executive Officer and a director.

George Kaufman was a director from March 2012 until September 30, 2013 and has been a director since May 5, 2014. Mr. Kaufman has served as the Managing Director of Investment Banking for Chardan Capital Markets, LLC, a New York based broker/dealer, since January 2006 and served as an Investment Banking Associate for Chardan from November 2004, when he joined the firm, to December 2005. As one of the seven original members of Chardan, Mr. Kaufman established the investment banking, brokerage and marketing protocols and standards. He has extensive experience with operating and development stage companies, having lead and/or managed over 30 public and private transactions. In addition, Mr. Kaufman founded Detroit Coffee Company, LLC, a national roaster, wholesaler and retail distributor of high-end specialty coffees in January 2002 and currently serves as its chief executive officer. Since June 2009, Mr. Kaufman has also served as a director of China Networks International Holdings Ltd. (OTCBB: CNWHF), a broadcast television advertising company based in China. Mr. Kaufman received a Bachelor of Arts degree in Economics from the University of Vermont in 1999.

B.	Compensation

Director and Executive Compensation

Director Compensation

The Board of Directors did not receive compensation in 2013 and does not currently receive compensation.

Executive Compensation

Overview of our Executive Compensation

Prior to the Business Combination, we did not pay any compensation to our officers and directors. After the Business Combination and through December 31, 2013, we paid management fees of $338,312 to the Manager, but no other compensation to our officers and directors.

William Yu, our Interim Chief Executive Officer currently receive no compensation.

Amy Lau, our Interim Chief Financial Officer is paid a monthly fee of USD$2,000 and was granted stock options to purchase 12,000 ordinary shares at an exercise price of 2.00 per share in May 2014.

Andrea Crespi Bel’skij, our Executive Vice President is paid a monthly fee of €3,500 and was granted stock options to purchase 50,000 ordinary shares at an exercise price of $2.00 per share in May 2014.

Share Options

Our board of directors has approved the grant of options to purchase up to 220,000 of our ordinary shares to our directors, employees, and consultants from time to time, with such terms and conditions as our officers may establish. Such option grants are governed by individual grant agreements and stock restriction agreements as determined by our board of directors, and may be subject to either time-based or performance-based vesting provisions. Our board of directors has the authority to amend, alter, suspend or terminate our right to grant such share options without the consent of our shareholders within the 220,000 option limit. Accordingly, such options may dilute the equity interest of our shareholders. As of the date hereof 122,000 options has been granted since inception and 69,500 options are currently outstanding.

Employment Agreements

We do not have any employment agreements.

Pension Benefits

None of our named executives participates in or have account balances in qualified or nonqualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executives participates in or have account balances in nonqualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments upon Termination or Change in Control

None of our named executives is entitled to any payments upon termination or change in control of our company.

C.	Board Practices

Board Committees

Given its small size, our board of directors no longer has committees.

Director Independence

Our board of directors has determined that George Kaufman qualifies as an independent director under the Nasdaq Marketplace Rules because he is not currently be employed by us, and does not fall into any of the enumerated categories of people who cannot be considered independent in the Nasdaq Marketplace Rules.

D.	Employees

We currently have two employees in Italy who perform certain administrative services for us.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 30, 2014:

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

Name and Address (1)	Number of Shares Beneficially Owned		Percentage of Ownership (2)
Diana Chia-Huei Liu	2,655,339(4)		51.7%
William Tsu-Cheng Yu	2,655,339	(4)	51.7%
Amy Lau	5,500		0%
Andrea Crespi Bel'skij	0		0%
George Kaufman	5,000		0%
All directors and executive officers as a group (5 individuals)	2,665,839		51.7%
Yong Hui Li	1,107,271	(3)	27.8%
Bell Real Estate S.r.l.	802,499		25.2%
Francesco Rotondi	479,928		15.1%
Gary Chang	318,708	(5)	10.0%
Luca Massimo Failla	292,380		9.2%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Kaiyuan Real Estate Development; No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province; 050011; China.

(2)	Based on 3,179,721 ordinary shares outstanding as of April 30, 2014. Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options exercisable by a person within 60 days after the date of this report.

(3)	Consists of (i) 310,502 ordinary shares, and (ii) 796,769 shares issuable upon exercise of warrants owned by Mr. Li.

(4)	Consists of (i) 372,603 ordinary shares held by Diana Liu, (ii) 215,280 ordinary shares held by William Yu, (iii) 107,640 ordinary shares held by Conrad Yu and Byron Yu, (iv) 1,039,270 shares issuable upon exercise of warrants owned by Ms. Liu, (v) 812,906 shares issuable upon exercise of warrants owned by Mr. Yu, and (vi) 107,640 shares issuable upon exercise of warrants owned by Conrad Yu and Byron Yu. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu.

(5)	Consists of 124,201 ordinary shares and 194,507 shares of founder warrants held by Puway Limited; P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Gary Chang and Alice Chang, Gary Chang’s wife, are the sole owners and directors of Puway Limited and, as such, are the beneficial owners of the securities owned by Puway Limited

As of July 31, 2014, 8.18% of our outstanding ordinary shares are held by record holders in the United States.

B.	Related Party Transactions

On February 4, 2010, February 12, 2010, and November 7, 2010, Yong Hui Li, the Company’s Chairman, Diana Chia-Huei Liu, the Company’s Chief Executive Officer and director, William Tsu-Cheng Yu, the Company’s President, Chief Financial Officer, and director, The Shodan Company, an affiliate of William Tsu-Cheng Yu, Gary Han Ming Chang, the Company’s Chief Investment Officer and director, Steven Chia-Sun Liu, Joseph Chia-Yao Liu, Olivia Lin Yu, and Joyce Chen Liu acquired an aggregate of 1,564,000 founders’ units for an aggregate purchase price of $1,564. Effective March 24, 2011, the founders’ units were reduced in proportion to the reduction in the size of the Company’s IPO from an aggregate of 1,564,000 founders’ units to an aggregate of 1,407,600 founders’ units. Following the partial exercise of the underwriters’ over-allotment option on May 10, 2011, an aggregate of 165,592 founders’ units were forfeited for no consideration, and as a result the Company’s founders own an aggregate of 1,242,008 founders’ units. Of these founders’ units, 247,744 founders’ units, and the underlying ordinary shares and warrants will be forfeited for no consideration in the event the last sales price of the ordinary shares does not equal or exceed $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 12 months following the closing of the Company’s initial business combination, and an additional 247,744 founders’ units, and the underlying ordinary shares and warrants will be forfeited for no consideration in the event the last sales price of the ordinary shares does not equal or exceed $13.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period between 12 and 24 months following the closing of the Company’s initial business combination.

Immediately prior to the consummation of the Company’s IPO, the representative of the underwriters of the Company’s IPO, Chardan Capital Markets, LLC, and the founders and their designees purchased an aggregate of 2,185,067 warrants for an aggregate purchase price of $1,638,800 (of which Chardan Capital Markets, LLC purchased 240,000 warrants for $180,000), or $0.75 per warrant. The placement warrants are identical to the warrants underlying the units sold in the Company’s IPO, except that the placement warrants may be exercised on a cashless basis at any time after a business combination, including the Business Combination, and even if there is not an effective registration statement relating to the shares underlying the warrants so long as such warrants are held by the purchasers or their affiliates and are subject to certain transfer restrictions. Such purchasers have also agreed that the insider warrants will not be sold or transferred by them until after the Company has completed a business combination, including the Business Combination.

Concurrently with the Company’s IPO, the Company issued to Chardan Capital Markets, LLC, the representative of the underwriters of the Company’s IPO as additional compensation, for a purchase price of $100, a unit purchase option to purchase 215,000 units for $12.00 per unit. The units issuable upon exercise of this option are identical to those sold in the IPO, except for some differences in redemption rights. The unit purchase option will be exercisable at any time, in whole or in part, commencing on the consummation of the Company’s initial business combination, including the Business Combination, and expiring on the March 24, 2016. George Kaufman, our director, is an employee of Chardan Capital Markets.

The holders of the founders’ units (including the founders’ shares and founders’ warrants, and the ordinary shares underlying the founders’ warrants), as well as the holders of the placement warrants (and underlying securities), will be entitled to registration rights pursuant to an agreement signed at the time of the Company’s IPO. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the founders’ units can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the placement warrants (or underlying securities) can elect to exercise these registration rights at any time after the Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s consummation of a business combination, including the Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements, except that in no event will Chardan Capital Markets, LLC have more than one demand registration right at the Company’s expense.

The Company has agreed to pay to Kaiyuan Real Estate Development a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on March 24, 2011 and ending on the earlier of the Company’s consummation of a business combination, including the Business Combination, or the Company’s liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, the Company’s Chairman. This arrangement was agreed to by Kaiyuan Real Estate Development for the Company’s benefit and is not intended to provide Mr. Li compensation. From February 1, 2012 until January 31, 2013, the Company secured approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support were included in the $7,500 monthly fee paid to Kaiyuan. This arrangement terminated upon completion of the Business Combination. As of December 31, 2013, the Company owed Kaiyuan an aggregate of $203,312 under this arrangement. This amount is still outstanding as of June 30, 2014.

Prior to completion of the Company’s IPO, Diana Liu, and William Yu loaned us an aggregate of $150,000 to cover expenses related to the Company’s IPO. The loans were repaid in full on the consummation of the Company’s IPO. Diana Liu, and William Yu loaned us an aggregate of $840,000 to fund the Company’s working capital requirements since the initial public offering as well as certain reimbursable expenses incurred on behalf of the Company. Such loans did not bear interest prior to the Business Combination, but currently bear interest at a rate of 10% per annum and are repayable on demand. As of August 31, 2014, the Company owed Ms. Liu an aggregate of $853,641 including interest under these loans.

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter, at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. George Kaufman, our director, is an employee of Chardan Capital Markets.

All ongoing and future transactions between the Company and any of the Company’s executive officers and directors or their respective affiliates, including loans by the Company’s directors or any forgiveness of loans, will require prior approval in each instance by a majority of the Company’s disinterested directors, who had access, at the Company’s expense, to the Company’s attorneys or independent legal counsel.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18.

B.	Significant Changes.

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

Prime’s ordinary shares, warrants and units have been traded on the OTCPink market since October 11, 2013, under the symbols “PACQF,” “PAQWF” and “PAQUF,” respectively. Each of Prime’s units consists of one ordinary share and one warrant, each to purchase an additional share of Prime’s ordinary shares. Prime’s units commenced to trade on Nasdaq Stock Market on March 24, 2011. Prime’s ordinary shares and warrants commenced to trade separately from its units on March 25, 2011. Prime’s securities were delisted from the Nasdaq Stock Market on October 10, 2013 due to failure to meet the minimum requirement of 300 shareholders.

The following tables set forth, for the periods indicated, the high and low sale prices for our shares, warrants and units, respectively.

	Units		Ordinary Shares		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows
2011 (from March 24)	$10.10	$9.55	$9.90	$9.39	$1.00	$0.25
2012	10.33	9.57	11.38	9.50	0.75	0.11
2013	17.95	1.03	17.50	2.00	0.93	0.10
2014 (through September 8, 2014)	2.06	1.03	8.50	1.50	0.51	0.16

Fiscal Quarterly Highs and Lows 2011
First Quarter (from March 24)	$10.10	$9.99	N/A	N/A	N/A	N/A
Second Quarter	10.10	9.85	$9.90	$9.44	$1.00	$0.36
Third Quarter	10.02	9.85	9.55	9.39	0.69	0.45
Fourth Quarter	10.00	9.55	9.72	9.41	0.49	0.25

Fiscal Quarterly Highs and Lows 2012
First Quarter	$10.01	$9.57	$9.78	$9.50	$0.41	$0.30
Second Quarter	10.01	9.80	9.70	9.62	0.41	0.22
Third Quarter	10.33	9.88	11.38	9.59	0.75	0.26
Fourth Quarter	10.20	10.01	9.98	9.70	0.55	0.11

Fiscal Quarterly Highs and Lows 2013
First Quarter	$10.50	$9.95	$10.50	$9.56	$0.67	$0.10
Second Quarter	10.02	10.01	14.00	8.10	0.54	0.29
Third Quarter	17.95	10.69	17.50	9.15	0.93	0.33
Fourth Quarter	14.35	1.03	10.96	2.00	0.88	0.12

Fiscal Quarterly Highs and Lows 2014
First Quarter	1.03	1.03	8.00	8.00	0.51	0.26
Second Quarter	1.03	1.03	8.50	1.50	0.25	0.16
Third Quarter (through September 8, 2014)	2.06	1.03	2.26	1.85	0.18	0.18

B.	Plan of Distribution

Not Required.

C.	Markets

Prime’s ordinary shares, warrants and units have been traded on the OTCPink market since October 11, 2013, under the symbols “PACQF,” “PAQWF” and “PAQUF,” respectively. Each of Prime’s units consists of one ordinary share and one warrant, each to purchase an additional share of Prime’s ordinary shares. Prime’s units commenced to trade on Nasdaq Stock Market on March 24, 2011. Prime’s ordinary shares and warrants commenced to trade separately from its units on March 25, 2011. Prime’s securities were delisted from the Nasdaq Stock Market on October 10, 2013.

D.	Selling Shareholders

Not Required.

E.	Dilution

Not Required.

F.	Expenses of the Issue

Not Required.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of July 31, 2014, we had a total of 50,000,000 authorized ordinary shares, of which 3,179,721 ordinary shares were issued and outstanding.

We have issued warrants to purchase 7,241,054 ordinary shares, options to purchase 215,000 units consisting of one ordinary share and one warrant to purchase an ordinary share, and options to purchase 69,500 ordinary shares as of July 31, 2014.

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

Our board shall review and approve all payments made to the founders, officers, directors, and their respective affiliates.

Rights, Preferences and Restrictions Attaching to Our ordinary shares. We are authorized to issue 50,000,000 ordinary shares, par value $0.001. As of the date of this report, 3,179,721 ordinary shares are issued and outstanding. Each share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the board of directors redeem our ordinary shares for such consideration as the board of directors determines.

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

Transaction Value Agreement

In connection with the Business Combination, we entered into transaction value agreements (each, a “TVA” and collectively, the “TVAs”) with the sellers of the Subsidiaries we acquired in the Business Combination. Each of the TVAs are based on the same form of agreement, with the only material difference being the respective parties thereto.

Pursuant to the TVAs, Prime has agreed to make the sellers whole in the event that the average sales price of all of the shares issued pursuant to the purchase agreements that are sold in public market transactions is less than $10, by issuing additional ordinary shares of Prime to the sellers. The make whole will be available only after the respective seller has sold all of the shares issued pursuant to the applicable purchase agreement. The number of shares issuable pursuant to the make whole provisions of the TVAs is the quotient of the total shortfall between $10 and the average price for all such shares sold in public market transactions, divided by the then current fair market value of the combined company’s ordinary shares. Prime will be obligated to make additional issuances of shares to the extent the sellers have a shortfall after disposing of any shares issued pursuant to the make whole provisions. The make whole will terminate, and Prime will be entitled to repurchase any unsold shares issued, if any, pursuant to the make whole for an aggregate purchase price of $1, once the total proceeds received by the applicable Seller for any sales of shares (public or private) together with any cash dividend distributions received from the combined company equals the product of number of shares issued pursuant to the applicable purchase agreement multiplied by $10. The terms of the TVAs do not become effective until there is an effective registration statement covering such shares. The registration rights agreement entered into with the sellers requires the Company to file a registration statement covering these shares as soon as practicable. There are no liquidating damage or penalty provisions included in the registration rights agreement.

Each of the TVAs grants the applicable seller a call option on the equity interest of the respective entity acquired by us in the Business Combination in the event that such seller is unable to sell a sufficient number of shares to reach certain dollar targets in certain periods set forth in the TVAs. Notwithstanding the foregoing and provided there is any effective registration statement covering such shares, if the total value of shares traded in the public market equals the dollar target for a given period, then the call option cannot be exercised for such period. In order to exercise the call option, a seller must deliver to the combined company all of the proceeds received from the sale of shares issued pursuant to the applicable purchase agreement and TVA, together with any such shares that have not been sold by the seller, but less certain franchise tax payments made by the sellers.

The TVAs will terminate (i) if the applicable seller breaches certain provisions of the applicable TVA, or (ii) once a seller has sold sufficient shares to receive the targeted amount specified.

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

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our security holders. The Cayman Islands are not party to any double taxation treaties.

No Cayman Islands stamp duty will be payable by our security holders in respect of the issue or transfer of our securities. However, an instrument transferring title to our securities, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on our securities, debentures or other obligations or (ii) by way of the withholding in whole or in part in connection with the payment of a dividend or other distribution of income or capital by us to our security holders or a payment by us of principal or interest or other sums due under a debenture or other obligation.

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

Each holder is advised to consult its own tax advisor with respect to the risks associated with an investment in a unit (including alternative characterizations of a unit or the components thereof) and regarding the risks associated with an allocation of the purchase price between the ordinary share and the redeemable warrant that comprise a unit. The balance of this discussion assumes that our characterization of the units (and the components thereof) and any allocation of the purchase price as described above are respected for U.S. federal income tax purposes.

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

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares and Redeemable Warrants” below) provided that (1) such shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for such shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such shares redeemed by us. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do include the OTC Pink market. Because our ordinary shares are currently listed and traded only on the OTC Pink market, any dividends paid on such shares are not expected to qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

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

Taxation on the Redemption of Ordinary Shares

In the event that a U.S. Holder receives cash pursuant to a redemption of its ordinary shares, the redemption generally will be treated as a sale of our ordinary shares, rather than as a distribution. The redemption, however, will be treated as a distribution and taxed as described in “— Taxation of Cash Distributions Paid on Ordinary Shares,” above, if (i) the redemption is “essentially equivalent to a dividend” (meaning that the U.S. Holder’s percentage ownership in us (including shares the U.S. Holder is deemed to own under certain constructive ownership rules, which provide, among other things, that the U.S. Holder is deemed to own any shares that it holds a warrant to acquire) after the redemption is not meaningfully reduced from what its percentage ownership in us (including constructive ownership) was prior to the redemption), (ii) the redemption is not “substantially disproportionate” as to that U.S. Holder (“substantially disproportionate” meaning, among other requirements, that the percentage of our outstanding voting shares owned (including constructive ownership) by such holder immediately following the redemption is less than 80% of that percentage owned (including constructive ownership) by such holder immediately before the redemption), and (iii) the redemption does not result in a “complete termination” of the U.S. Holder’s interest in us (taking into account certain constructive ownership rules). If the U.S. Holder had a relatively minimal interest in our ordinary shares and, taking into account the effect of redemptions by other shareholders, its percentage ownership (including constructive ownership) in us is reduced as a result of the redemption, such holder generally should be regarded as having a meaningful reduction in interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the U.S. federal income tax consequences to it of any redemption of its ordinary shares.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. Under recently issued regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or “QEF,” rules discussed below under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

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

We have not performed a definitive analysis as to our PFIC status for our 2013 taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our 2013 taxable year (or any subsequent taxable year) with respect to U.S. Holders that purchased our shares in 2013 (or thereafter).

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or redeemable warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or redeemable warrants; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

o	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or redeemable warrants;

o	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

o	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

o	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. Therefore, a U.S. Holder’s QEF election may not be effective. Any U.S. Holder wishing to make a QEF election should consult with his tax advisor.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, the initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held ordinary shares or redeemable warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold the ordinary shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ordinary shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and will also have a new holding period in the ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to redeemable warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, which does not include the OTC Pink market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Because our ordinary shares are currently listed and traded only on the OTC Pink market, such shares are not expected to be treated as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

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

Prime paid a dividend to its public shareholders of one warrant for every four shares that were not redeemed in connection with the Business Combination on October 24, 2013. Except for the foregoing, the Company does not have future dividend plans and any future dividend policy will be determined by the Company’s Board of Directors.

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

Interest Rate Risk

The Group’s exposure to interest rate risk primarily relates to its outstanding debts, which is mostly in the form of variable interest rate mortgage. The current weighted average interest rate on such debts is 3.5%.

According to the Group’s lease agreements with its tenants, there is a clause allowing the Group to increase the lease payment at the end of each year term in connection with the official inflation rate published by the Italian government. A 1% inflation rate would yield a 7% increase in rental income. Although there is no direct correlation between the increase of the inflation rate and the increase in interest rate published by the Italian Central Bank, the increase of interest rate has been historically significantly less than the inflation rate. This clause in the lease agreements aims to increase the level of cash inflow for covering the variable interest rate mortgage.

The current weighted average interest rate on the variable interest rate mortgage is 3.5%. The following sensitivity analysis demonstrates different scenarios that may occur in the future. Based on the following sensitivity analysis, a 1% increase in inflation with a 0.25% increase in interest rate would yield a 7% increase in the rental income and 7% increase in the gross profit before operating expenses. If the interest rate increases in a significant lower rate than inflation rate, the effect on net profit would be favorable.

	Current at 3.5% weighted average interest rate	Assuming 1% inflation and 0.25% interest rate increase	Assuming 1% inflation and 0.5% interest rate increase	Assuming 2% inflation and 0.5% interest rate increase	Assuming 2% inflation and 1% interest rate increase	Assuming 3% inflation and 1% interest rate increase	Assuming 3% inflation and 1.5% interest rate increase

Current annual rental based on existing lease agreements	$3,720,000

Adjusted annual rental income according to the inflation rate		$3,757,200	$3,757,200	$3,794,400	$3,794,400	$3,831,600	$3,831,600

$ Increase in rental income		37,200	37,200	74,400	74,400	111,600	111,600

% increase in rental income with inflation rate adjustment		1%	1%	2%	2%	3%	3%

Annual finance expense	2,315,165	2,077,033	2,215,502	2,215,502	2,492,440	2,492,440	2,769,378

Effect of interest expense on the gross profit before operating expenses		275,332	136,863	174,063	(102,875)	(65,675)	(342,612)

% increase (decrease) on effect of interest expense on the gross profit before operating expenses		7%	4%	5%	-3%	-2%	-9%

Some subsidiaries have stipulated Interest Rate Swap agreements linked to floating rate medium-term leasing contracts with the aim of ensuring itself a fixed rate on their operations. The notional value as at December 31, 2013 is equal to $8,326,042. The change in fair value since the Business Combination amounted to $50,649.

Credit Risk

The Group is exposed to credit risk from granting of credit to its tenants. The granting of credit to tenants is subject to specific preliminary and on-going assessments of each tenant. Positions amongst trade receivables (if individually significant) for which objective partial or total non-recoverability is ascertained, are subject to individual write-down.

The Group monitors the credit of the tenants of its properties by reviewing financial statements that all companies are required to publicly file. Such activity is performed on average on a yearly basis and on a quarterly basis for those tenants who issue interim financial reports. The Group also monitors news reports regarding its tenants and/or their respective businesses and the timeliness of rent collections.

Other credit risk for the Group also arises from cash and cash equivalents and deposits with banks and financial institutions. As of December 31, 2013, the Group has a significant amount of cash held at the following institutions:

Description	Rating	2013

M&T Bank	A-	$41,645
JP Morgan	A+	–
Banca Popolare Commercio e Industria	C+	30,840
Unicredit	BBB+	19,769
ING Luxembourg	A	17,981
Banca Popolare di Sondrio	N/A	10,941
Banca Popolare di Vicenza	BB	8,405
Cassa Rurale e Artigiana di Binasco Credito Cooperativo	N/A	2,280
Cassa di Risparmio di Asti	N/A	912
Total cash at bank		$132,773

Liquidity Risk

Liquidity risk may manifest itself in connection with our inability to raise the financial resources necessary for anticipated transactions and/or for working capital.

The Group has adopted a series of policies and processes aimed at optimizing the management of the financial resources, reducing liquidity risk, such as the maintenance of an adequate level of available liquidity, the obtaining of adequate credit facilities and the systematic monitoring of forecast liquidity conditions.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

At December 31, 2013	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$6,035,787	$–	$–	$6,035,787
Loans and borrowings	5,503,242	10,116,534	35,312,255	50,932,031
Derivative financial liabilities	1,141,314	–	–	1,141,314
Total	$12,680,343	$10,116,534	$35,312,255	$58,109,132

Impact of Inflation

The Subsidiaries are exposed to the impact of inflation primarily relating to its operating expenses, and the variable interest rate mortgages it carries. There is no direct correlation between the increase of the inflation rate and the increase in interest rate published by the Italian Central Bank, however, the increase of interest rate has been historically significantly less than the inflation rate. The clause allowing the Group to increase the lease payment each year in connection with inflation rate (see note “Interest Rate Risk”) is aimed at facilitating increased level of cash inflow for covering the inflation affecting operating expenses and increase in the variable interest rate mortgage.

Foreign Currency Risk

The Euro is the functional and reporting currency for the Group’s operation in Italy. All transactions in currencies other than the functional currency during the year are recorded at the exchange rates on the date of such transactions. The Subsidiaries have not entered into transactions denominated in a currency other than their functional currency and hence the exposure to foreign currency risk within the Subsidiaries is limited. However, Prime’s functional and reporting currency is U.S. dollar. During consolidation of Subsidiaries’ and Prime’s financial statements, monetary assets and liabilities of the Subsidiaries are translated from Euro into U.S. dollars at the exchange rates on the reporting date. The historical amounts in the statements of loss and comprehensive loss are translated at an appropriate weighted average rate for the period presented. The exchange differences are recorded in our consolidated statements of loss and comprehensive loss. The amounts in the statements of financial position are translated at the historical exchange rate of the date of report. Therefore, fluctuations in exchange rates may affect our consolidated statements of financial position.

According to the historical exchange rate published by U.S. Federal Reserve Bank, the exchange rate between Euro and U.S. dollar has been relatively stable for the past 10 years. The average exchange rate of U.S. dollar to Euro from 2003 to 2013 was $1.31 to €1, with each year’s inner-year average exchange rate varies between 0.96% to maximum of 13.81% from this 10-year average rate.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A description of securities other than equity securities is included under the heading “Description of Securities” in the company’s registration statement on Form F-1 (File No. 333-171777), initially filed with the Securities & Exchange Commission on January 20, 2011, as amended, is hereby incorporated by reference.

PART II

ITEM 13.	ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013.

ITEM 14.	ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2013 was made under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report due to our internal control over financial reporting not being effective, as described further below.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our internal control over financial reporting is a process designed by, or under the supervision of, our Interim Chief Executive Officer and Interim Chief Financial Officer and effected by our board of directors to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRS and its related interpretations, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as issued in 1992. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was not effective due to material weaknesses in our internal control over financial reporting that applied as of December 31, 2013 and continues to apply to date. Material weaknesses in our internal controls include, but not limited to, the lack of periodic interim review of the financial statements by the prior management, the inconsistency of the accounting treatment on certain specific transactions, and the fact that the Company’s review procedures in connection with financial reporting are limited. Our management intends to design and implement processes and procedures that will provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with IFRS and its related interpretations as funding becomes available to be able to put the components in place.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

We do not currently have an audit committee. Our board of directors believes that Mr. Kaufman qualifies as “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission, and qualifies as an independent director under the Nasdaq Marketplace Rules.

ITEM 16B.	CODE OF ETHICS.

In November 2010, our board of directors adopted a code of ethics that applies, and following the Business Combination will continue to apply, to our directors, officers and employees.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WeiserMazars LLP, our principal external independent registered public accounting firm, for the year ended December 31, 2013; Shandong Haoxin CPA, Ltd, our independent registered public accounting firm for the year ended December 31, 2012 (which was hired to re-audit our 2012 financial statements in IFRS); and Marcum Bernstein and Pinchuk LLP, our independent registered public accounting firm for the year ended December 31, 2012 (which originally audited our 2012 financial statements in U.S. GAAP).

	2013	2012

Audit fees(1)	$145,000	$47,000
Audit related fees(2)	41,500	8,380
Tax fees	–	–
Total fees	$186,500	$55,380

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements.

(2)	“Audited related fees” means the aggregate fees billed for our 6-K, Schedule TO, post-merger 20-F filings by Marcum Bernstein & Pinchuk LLP and Crowe Horwarth LLP (our independent registered public accounting firm for the year ended December 31, 2011 in U.S. GAAP).

Our board of directors is to pre-approve all auditing services and permitted non- audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in section 10A(i)(1)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On March 14, 2014, we were notified that Marcum Bernstein & Pinchuk LLP (“MarcumBP”) elected not to stand for re-appointment as its independent registered public accounting firm and we engaged WeiserMazars LLP (“WM”) as our new independent registered public accounting firm. The decision to retain WM was approved by our Audit Committee and Board of Directors.

MarcumBP’s reports on our financial statements for the fiscal years ended December 31, 2012 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's fiscal years ended December 31, 2013, 2012 and through March 14, 2014, there were no disagreements with MarcumBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to MarcumBP’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such period.

During our years ended December 31, 2013, 2012 and 2011 and through March 14, 2014, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 304 of Regulation S-K.

We provided MarcumBP with a copy of the foregoing disclosures and has requested that MarcumBP review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 304(a)(3) of Regulation S-K. Incorporated by reference as Exhibit 16.1 is a copy of MarcumBP’s letter addressed to the SEC relating to the statements made by us.

During our fiscal years ended December 31, 2013, 2012 and 2011 and through March 14, 2014, neither we nor anyone on our behalf consulted WM regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that WM concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association(1)
1.2	Amendment to Amended and Restated Articles of Association(2)
2.1	Specimen Unit Certificate(1)
2.2	Specimen Ordinary Share Certificate(1)
2.3	Specimen Public Redeemable Warrant Certificate(1)
2.4	Specimen Founder Warrant Certificate(1)
2.5	Specimen Placement Warrant Certificate(1)
2.6	Form of Warrant Agreement(1)
2.7	Form of Unit Purchase Option(1)
4.1	Form of Underwriting Agreement(1)
4.2	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders(1)
4.3	Promissory Note dated March 25, 2010 by the Registrant to Diana Chia-Huei Liu(1)
4.4	Promissory Note dated March 25, 2010 by the Registrant to William Tsu-Cheng Yu(1)
4.5	Promissory Note dated November 10, 2010 by the Registrant to Diana Chia-Huei Liu(1)
4.6	Promissory Note dated November 10, 2010 by the Registrant to William Tsu-Cheng Yu(1)
4.7	Promissory Note, dated as of February 10, 2010, issued to Diana Liu(1)
4.8	Promissory Note, dated as of February 10, 2010, issued to William Yu(1)
4.9	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to Diana Liu(1)
4.10	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to William Yu(1)
4.11	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to Diana Liu(1)
4.12	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to William Yu(1)
4.13	Promissory Note, dated as of May 3, 2012, issued to William Yu(2)
4.14	Promissory Note, dated as of November 1, 2012, issued to William Yu(2)
4.15	Promissory Note, dated as of February 12, 2013, issued to William Yu(2)
4.16	Promissory Note, dated as of March 4, 2013, issued to William Yu(2)
4.17	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founders(1)
4.18	Form of Registration Rights Agreement among the Registrant and the Founders(1)
4.19	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Amy Lau(1)
4.20	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Carolyne Yu(1)
4.21	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dane Chauvel(1)
4.22	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dave Sagar(1)
4.23	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Elizabeth Pulchny(1)
4.24	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and John Chase(1)

Exhibit No.	Description
4.25	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Lance Wei(1)
4.26	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Rebecca Poon(1)
4.27	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Dane Chauvel(1)
4.28	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Jason Wang(1)
4.29	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and HuiKai Yan(1)
4.30	Stock Option Agreement, dated as of March 21, 2012, between the Registrant and George Kaufman(3)
4.31	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio(2)
4.32	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and CNH Diversified Opportunities Master Account, L.P.(2)
4.33	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Opportunistic Premium Offshore Fund, L.P. (2)
4.34	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Diversified Arbitrage Fund(2)
4.35	Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries(4)
4.36	Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Seba S.r.l., Francesco Rotondi and Giuseppe Pantaleo(5)
4.37	Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Nova S.r.l., Francesco Rotondi and Luca Massimo Failla(5)
4.38	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Delfin S.r.l., Davide Rigamonti, Cesare Lanati and G.S.I. S.r.l.(6)
4.39	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, SIM S.r.l., G.S.I. S.r.l. and Bell Real Estate S.r.l. (6)
4.40	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Dieci Real Estate S.r.l., ELLEGI S.r.l. and G.S.I. S.r.l. (6)
4.41	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, ELLEGI S.r.l., Bell Real Estate S.r.l. and Stefano Lanati(6)
4.42	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, G.S.I. S.r.l., Bell Real Estate S.r.l. and IGS S.r.l. (6)
4.43	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Magfin S.r.l., Bell Real Estate S.r.l., G.S.I. S.r.l. (6)
4.44	Letter of Intent, dated July 3, 2013, by and among Prime Acquisition Corp., Union European Concept Futurum Geie, Radiomarelli SA(6)
4.45	Purchase Agreement, dated August 30, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC and Futurum Enegry S.A.(7)
4.46	Purchase Agreement, dated August 30, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC and Radiomarelli S.A. (7)
4.47	Transaction Value Agreement, dated as of September 30, 2013 by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l. and the Bell Group holders named therein. (8)
4.48	[Reserved]
4.49	Transaction Value Agreement, dated as of September 30, 2013 by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l. and the Nova holders named therein. (8)
4.50	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Seba) (8)
4.51	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Nova) (8)
4.52	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Delfin) (8)
4.53	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (SIM) (8)
4.54	[Reserved]
4.55	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (ELLEGI) (8)

Exhibit No.	Description
4.56	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (G.S.I.) (8)
4.57	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Magfin) (8)
4.58	Registration Rights Agreement, dated September 27, 2013, by and among Prime Acquisition Corp., BHN LLC, and the investors named therein(8)
4.59	Amendment, dated September 11 ,2013, to Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Seba S.r.l., Francesco Rotondi and Giuseppe Pantaleo(8)
4.60	Amendment, dated September 11, 2013, to Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Nova S.r.l., Francesco Rotondi and Luca Massimo Failla(8)
4.61	Amendment, dated September 27, 2013, to Bell Group Stock Purchase Agreements(8)
4.62	Amendment, dated September 27, 2013, to Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries(8)
4.63	Promissory Note, dated as of September 30, 2013, issued to Chardan Capital Markets(8)
4.64	Promissory Note, dated as of May 27, 2014, issued to Diana Liu
4.65	Promissory Note, dated as of July 1, 2014, issued to Diana Liu
4.66	Promissory Note, dated as of July 31, 2014, issued to Diana Liu
4.67	Promissory Note, dated as of August 15, 2014, issued to Diana Liu
4.68	Stock Option Agreement, dated as of May 10, 2014, between the Registrant and Andrea Crespi Bel’skij
4.69	Stock Option Agreement, dated as of May 10, 2014, between the Registrant and Amy Lau
8.1	List of Subsidiaries(8)
11.1	Code of Ethics(1)
16.1	Letter from Marcum Bernstein & Pinchuk LLP, dated March 20, 2014 (9)

(1)	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-171777).
(2)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2013.
(3)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2012.
(4)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on May 24, 2013.
(5)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on June 27, 2013.
(6)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on July 16, 2013.
(7)	Incorporated by reference to Amendment No. 1 the Schedule TO/A of the registrant, filed on September 6, 2013.
(8)	Incorporated by reference to the Shell Company Report on Form 20-F of the registrant, filed on September 30, 2013.
(9)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-Kof the registrant, filed on March 20, 2014.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.

September 8, 2014	By:	/s/ William Yu
	Name:	William Yu
	Title:	Interim Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Prime Acquisition Corp.

We have audited the accompanying consolidated statement of financial position of Prime Acquisition Corp. and its subsidiaries (collectively, the “Company”) as of December 31, 2013, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013, and the consolidated results of their operations and their cash flows for the year ended December 31, 2013 in conformity with International Financial Reporting Standards (IFRS) and its related interpretations as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant recurring operating losses, negative cash flows from operations and has a working capital deficiency. The Company is also dependent on the completion of additional equity and/or debt financing in order to continue its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ WeiserMazars LLP

New York, New York

September 8, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Prime Acquisition Corp.

We have audited the accompanying statement of financial position of Prime Acquisition Corp. (a development stage company) (the “Company”) as of December 31, 2012 and January 1, 2012, and the statements of loss and comprehensive loss, changes in equity and cash flows for the year ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and January 1, 2012, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Shandong Haoxin Certified Public Accountants Co., Ltd

Shandong, PRC

September 8, 2014

Prime Acquisition Corp.

Consolidated statements of loss and comprehensive loss

For the years ended December 31,

	Notes	2013	2012

Rental income		$1,374,728	$–
Other revenues		148,258	–
Total Revenues		1,522,986	–

Depreciation, amortization and bad debt provision	7	(176,986)	–
Impairment of goodwill	8	(1,791,548)	–
Other expenses	9	(4,689,037)	(1,120,793)
Total operating expenses		(6,657,571)	(1,120,793)
Operating loss		(5,134,585)	(1,120,793)

Finance income	10	53,648	–
Finance costs	10	(601,039)	–
Contingent consideration in connection with business combination	4	(5,157,951)	–
Interest earned from investment held in trust		3,868	31,919
Loss before tax		(10,836,059)	(1,088,874)

Deferred tax expense	19	(44,200)	–
Loss for the year		$(10,880,259)	$(1,088,874)

Loss for the year		$(10,880,259)	$(1,088,874)

Foreign currency translation reserve		131,878	–

Total comprehensive loss for the year		$(10,748,381)	$(1,088,874)

Weighted average number of ordinary shares outstanding - basic and diluted		3,037,806	4,894,983

Basic and diluted net loss per ordinary share		$(3.58)	$(0.22)

The accompanying notes are an integral part of these consolidated financial statements

Prime Acquisition Corp.

Consolidated statements of financial position

As at December 31,

	Notes	2013	2012	January 1, 2012
ASSETS

Non-current assets
Property and equipment, net	13	$265,757	$3,595	$2,294
Investment properties	14	72,877,131	–	–
Intangible assets, net	4	5,700,127	–	–
Total non-currents assets		78,843,015	3,595	2,294

Current assets
Prepaid expenses and other current assets		92,154	8,039	30,810
Trade and other receivables, net	15	1,967,193	–	–
Cash held in trust account		–	36,620,933	36,627,014
Cash and cash equivalents	16	133,414	7,411	68,966
Total current assets		2,192,761	36,636,383	36,726,790
TOTAL ASSETS		$81,035,776	$36,639,978	$36,729,084

EQUITY AND LIABILITIES

Equity
Ordinary shares, $.001 par value (Authorized 50,000,000 shares; 3,179,721 shares issued and outstanding at December 31, 2013; 4,894,983 shares issued and outstanding at December 31, 2012 and January 1, 2012)		$3,180	$1,863	$1,863
Share premium		19,958,593	5,890,921	5,685,171
Retained deficit		(12,494,254)	(1,613,995)	(525,121)
Foreign currency translation reserve		131,878	–	–
Total equity		7,599,397	4,278,789	5,161,913

Liabilities
Non-current liabilities
Ordinary shares, subject to possible redemption 3,031,969 shares at $10.02 per share at December 31, 2012 and January 1, 2012	1	–	30,380,329	30,380,329
Loans and borrowings, less current portion	20, 21	45,428,789	–	–
Below market leases, net	18	694,908	–	–
Deferred tax liabilities	19	5,399,745	–	–
Tenant security deposits		1,273,452	–	–
Total non-current liabilities		52,796,894	30,380,329	30,380,329

Current liabilities
Deferred underwriters fees		–	1,022,833	1,022,833
Notes payable to stockholders	24	420,000	60,000	–
Due to related party	24	426,959	275,771	83,184
Loans and borrowings	20, 21, 23	5,503,242	–	–
Trade and other payables	25	6,035,787	622,256	80,825
Corporate tax liabilities		1,461,156	–	–
Derivative financial liabilities	26	1,141,314	–	–
Contingent consideration in connection with business combination	4	5,157,951	–	–
Provisions	22	493,076	–	–
Total current liabilities		20,639,485	1,980,860	1,186,842
Total liabilities		73,436,379	32,361,189	31,567,171

TOTAL EQUITY AND LIABILITIES		$81,035,776	$36,639,978	$36,729,084

The accompanying notes are an integral part of these consolidated financial statements

Prime Acquisition Corp.

Consolidated statements of changes in equity

For the period from January 1, 2012 to December 31, 2013

					Foreign
					Currency
	Ordinary Shares		Share	Retained	Translation	Total
	Shares	Amount	Premium	Deficit	Reserve	Equity
Balance at January 1, 2012	4,894,983	$1,863	$5,685,171	$(525,121)	$–	$5,161,913

Non-employee stock based compensation	–	–	180,750	–	–	180,750

Reversal of over-accrual of offering costs	–	–	25,000	–	–	25,000

Loss for the year	–	–	–	(1,088,874)	–	(1,088,874)

Balance at December 31, 2012	4,894,983	1,863	5,890,921	(1,613,995)	–	4,278,789

IPO shares redeemed in connection with tender offer	(3,008,955)	–	–	–	–	–

Shares issued for non-employee services rendered	30,000	30	299,970	–	–	300,000

IPO shares redeemed in connection with tender offer	(1)	–	–	–	–	–

Proceeds from 23,013 IPO shares not redeemed in connection with final tender offer	–	23	230,577	–	–	230,600

Ordinary shares issued in connection with the business combination	1,719,317	1,719	18,841,995	–	–	18,843,714

Exercise of put option	(508,123)	(508)	(5,643,744)	–	–	(5,644,252)

Beneficial conversion feature on convertible promissory note	–	–	184,584	–	–	184,584

Foreign currency translation reserve	–	–	–	–	131,878	131,878

Non-employee stock options exercised	52,500	53	(53)	–	–	–

Non-employee stock based compensation	–	–	154,343	–	–	154,343

Loss for the year	–	–	–	(10,880,259)	–	(10,880,259)

Balance at December 31, 2013	3,179,721	$3,180	$19,958,593	$(12,494,254)	$131,878	$7,599,397

The accompanying notes are an integral part of these consolidated financial statements

Prime Acquisition Corp.

Consolidated statements of cash flows

For the years ended December 31,

	2013	2012
Cash flows from operating activities
Loss for the year	$(10,880,259)	$(1,088,874)
Adjustments to loss for non-cash items
Shared-based payments	454,343	180,750
Derivatives fair value adjustment	(50,649)	–
Goodwill impairment	1,791,548	–
Depreciation and amortization	135,810	815
Provision for bad debt	41,176	–
Provision related to legal dispute	300,000	–
Contingent consideration in connection with business combination	5,157,951	–
Finance costs	601,039	–
	(2,449,041)	(907,309)
Working capital adjustments
Prepaid expenses and other current assets	309	22,771
Trade and other receivables	60,218	–
Trade and other payables	2,337,881	566,431
Tenant security deposits	(69,623)	–
Corporate tax liabilities	(63,411)	–
Cash generated from operations	(183,667)	(318,107)
Finance costs paid	(400,540)	–
Net cash (used in) generated by operating activities	(584,207)	(318,107)

Cash flows from investing activities
Transfer from trust to operating account	36,624,800	–
Interest received on trust account	(3,867)	6,081
Cash acquired on acquisition	181,461	–
Purchases of property and equipment	(4,820)	(2,116)
Net cash generated by investing activities	36,797,574	3,965

Cash flows from financing activities
Advances from related party	151,188	192,587
Payment to underwriters	(240,000)	–
Proceeds from notes payable to stockholders	360,000	60,000
Proceeds from line of credit, net	565,359	–
Repayment on finance leases and loans	(1,128,680)	–
Redemption of ordinary shares	(30,149,729)	–
Payment of put option	(5,644,252)	–
Net cash (used in) generated by financing activities	(36,086,114)	252,587

Effect of exchange rates on cash and cash equivalents	(1,250)	–

Net increase (decrease) in cash and cash equivalents	126,003	(61,555)

Cash and cash equivalents at beginning of year	7,411	68,966
Cash and cash equivalents at end of year	$133,414	$7,411

The accompanying notes are an integral part of these consolidated financial statements

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Corporate Information and Plan of Business Operations

The consolidated financial statements of Prime Acquisition Corp. and its wholly-owned subsidiaries (collectively, the “Group”) for the year ended December 31, 2013 were authorized for issue in accordance with a resolution of the directors on September 8, 2014. Prime Acquisition Corp. (the “Company”) is a Cayman Islands limited life exempted company organized as a blank check company for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business. The registered office is located at No 322, Zhongshan East Road, Shijiazhuang, Hebei Province 05001, China.

The registration statement for the Company’s initial public offering (the “Offering”) was declared effective March 24, 2011. The Company consummated the Offering on March 30, 2011 and received net proceeds of $34,712,656, including $1,008,000 in deferred underwriter’s fees. In connection with the Offering, the Company further received $1,638,800 from the private placement sale of Placement Warrants. On May 10, 2011, the underwriters of the Offering exercised their over-allotment option in part, for an additional 52,975 units (over and above the 3,600,000 units sold in the Offering), and the Company received additional net proceeds of $518,096, including $14,833 in deferred underwriter's fees. Substantially all of the net proceeds from the Offering and private placement are intended to be generally applied toward consummating a business combination (“Business Combination”). As of December 31, 2012, $36,620,933 was held in a trust account (“Trust Account”) until the earlier of (i) the completion of a Business Combination or (ii) liquidation of the Company. We were not able to complete the Business Combination prior to March 30, 2013, the date by which we were required by our amended and restated memorandum and articles of association and trust agreement governing the Trust Account to complete our initial business combination. Accordingly, our board of directors determined that it would be in the best interests of our shareholders for us to continue our existence for an additional six months (until September 30, 2013), rather than dissolve as required by our articles of association, which we refer to as the Extension. In order to effect the Extension, our shareholders approved certain amendments to our Articles of Association and the trust agreement governing the Trust Account at a special meeting of shareholders held on Wednesday, March 27, 2013.

In connection with the Extension, our board of directors determined that it was in our best interest to allow shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account pursuant to an amendment (which was approved as part of the Extension) to the agreement governing the Trust Account by means of a tender offer, which we refer to as the Extension Tender Offer. Following approval of the Extension, the Extension Tender Offer expired at 5:00 p.m., United States Eastern Time on the evening of Thursday, March 28, 2013. Pursuant to the terms of the Extension Tender Offer, 3,008,955 of our ordinary shares were tendered and accepted for redemption by the Company for an aggregate purchase price of $30,149,729. As a result of the Extension Tender Offer, a maximum of 23,014 additional shares may be redeemed in connection with the Acquisition.

On February 25, 2013, the Company, BHN LLC (“BHN” or “Manager”) and certain funds affiliated with AQR Capital Management, LLC (collectively, the “AQR Funds”) entered into agreements, pursuant to which the Company has granted the AQR Funds a put option to sell an aggregate of 535,000 ordinary shares at a price of $10.55 per share for a period of four months following completion of the Business Combination to the Company (see note 4 – Business Combinations and Goodwill). Pursuant to the agreements and in exchange for receiving the put right, the AQR Funds agreed not to tender any shares held by them in the Extension Tender Offer or in any future issuer tender offer that the Company may conduct in connection with a business combination. In connection with the put arrangement, the Company paid the AQR Funds a fee of $0.10 per share (an aggregate of $53,500) and paid an additional fee of $0.20 per share (an aggregate of $107,000) on the three month anniversary of the execution of the put agreements. Chardan Capital Markets, LLC received a fee of $0.20 per share (an aggregate of $107,000) upon closing of the Business Combination. The parties also agreed to place $10.02 per share (an aggregate of $5,360,700) into escrow following completion of the Business Combination until the put rights are exercised or expire. As of December 31, 2013, AQR Funds had exercised its put right to 508,123 shares at $10.55 per share and received the payment of $5,360,700.

The Company, after signing a definitive agreement for the acquisition of a target business, was required to provide shareholders with the opportunity to redeem their shares for a pro rata portion of the Trust Account. In the event that shareholders owning 83% or greater of the total number of shares issued in the Offering (“Public Shares”) exercise their redemption rights, including shares redeemed in connection with the Extension, the Business Combination would not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to waive any redemption rights they may have in connection with the Business Combination.

On May 23, 2013, the Company and BHN (“Manager”) entered into a Management Agreement and further amended on September 27, 2013, in connection with the previously announced proposed business combination transaction. Pursuant to the terms of the Management Agreement, and subject to the closing of the Company’s initial business combination, the Company appointed a manager to manage the assets of the Company following the business combination on an exclusive basis. In exchange for the portfolio management and related services provided by Manager, the Company would pay a management fee equal to 1.9% of the value of the managed assets (one-twelfth of which is payable in arrears monthly). In addition, Manager was entitled to a one-time equity grant equal to 3.5% of the issued and outstanding ordinary shares of the Company (“One-Time Grant”) at the time of the closing of the business combination, provided the minimum value of the assets acquired in the transaction is greater than $150 million by October 31, 2013. If the Company pays a cash dividend equal to $0.50 per share to its holders of ordinary shares following the business combination, the Manager was entitled to a bonus equal to 10% of the adjusted net operating income (as defined in the agreement) for each year following the payment of such dividend. Manager would be responsible for compensation expenses of its management team, and the Company would be responsible for all of the Company’s expenses. The Management Agreement provided indemnification provisions for the Manager and the Company. The term of the agreement commenced upon closing of the initial business combination and extends for a period of five years, which term renews automatically for additional 5 year terms thereafter. As of October 31, 2013, the value of the assets acquired in the transaction was less than $150 million, resulting in no One-Time Grant being issued.

On June 22, 2013 and July 9, 2013 the Company entered into definitive agreements to acquire certain real estate assets in Italy, as more fully described below in note 4 – Business Combinations and Goodwill, and note 14 – Investment Properties.

On August 12, 2013, the Company issued a Tender Offer to purchase up to 23,014 of its ordinary shares, par value $0.001 per share, at a purchase price of $10.02 per share, net to the seller in cash, without interest which expired on September 27, 2013. One share was tendered as a result of the Tender Offer. On September 30, 2013, the Company consummated the Business Combination, through Prime BHN Luxembourg S.ar.l (a Luxembourg company and wholly-owned subsidiary of the Company), by acquiring 100% of Seba S.r.l. (“Seba”), Nova S.r.l. (“Nova”), Delfin S.r.l. (“Delfin”), SIM S.r.l. (“SIM”), Dieci Real Estate S.r.l. (“Dieci”), Ellegi S.r.l. (“Ellegi”), G.S.I. S.r.l. (“GSI”), Magfin S.r.l. (“Magfin”), all are Italian limited liability companies (collectively the “Subsidiaries”) for an aggregate of 1,719,317 ordinary shares. As a result, immediately following consummation of the Business Combination, the Company had a total of 3,635,344 ordinary shares outstanding. In connection to the closing of the Business Combination, the Company’s initial portfolio comprised of eleven properties. All of the properties in the portfolio are commercial real estate assets based in Italy. See note 4 -- Business Combination and Goodwill and note 14 -- Investment Properties.

On August 30, 2013, the Company and BHN entered into Purchase Agreements with Radiomarelli SA, a Swiss company, and Futurum Energy SA, a Swiss investment company to purchase green certificates for an aggregate of approximately 37.2 million ordinary shares. In addition, the Company signed a Securities Purchase Agreement with Radiomarelli SA separately for a private placement of the sale of approximately 14.3 million ordinary shares to Radiomarelli at a price of $9.10 per share for gross proceeds of $130 million. A subsequent update of this Purchase Agreements and private placement is described below in Note 30 – Events After the Reporting Date.

On October 4, 2013, the Company received a letter from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”) stating that Nasdaq’s staff had determined that the Company was not in compliance with all of the initial listing requirements following the completion of its Business Combination. The Nasdaq Hearings Panel further determined on October 9, 2013 to delist the Company’s securities from The Nasdaq Capital Market. Beginning on October 11, 2013, the Company’s shares, warrants and units were suspended from trading on Nasdaq and began trading on the OTC Bulletin Board on October 11, 2013, under the symbols “PACQF,” “PAQWF” and “PAQUF.”

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. However, the Group has incurred significant recurring operating losses, negative cash flows from operations, has a working capital deficiency as of December 31, 2013. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

The real estate portfolio of eleven properties in Italy does not currently generate positive cash flows. Management believes that when the market conditions are more favorable, some of these properties may be liquidated to generate cash. However, real estate transactions in the greater Milan area have been relatively few when compared to the pre-financial crisis period. An actual transaction may take longer than viable for the Group’s current needs.

The Group’s ability to continue as a going concern is dependent upon management’s ability to generate profitable operations in the future and obtain the necessary financing to meet obligations and pay liabilities arising from business operations when they come due. If the Group does not generate profitable operations or obtain the necessary financing, the Group may not have enough operating funds to continue to operate as a going concern. There is no assurance that the Company will be able to secure such financing. A failure to generate profitable operations or obtain additional financing could prevent the Group from paying current obligations, allow the hiring of additional resources and continue its operating strategy. The Group is actively seeking additional capital through private placements of equity and debt.

At current cash levels, management believes it has sufficient funds to continue current operations through December 31, 2014 without additional equity and/or debt financing. However, if additional financing is not obtained, the Group will not be able to execute its business plan and will need to curtail certain of its operations.

In the second and third quarters of 2014, current management worked with almost all service providers in reducing the Group’s payables by approximately $116,630 which allowed for the smooth functioning of the Company’s operations. This was achieved by a combination of viable and agreed-upon payment plans and actual on time payments (see note 30 –Events After the Reporting Date).

Management is currently in discussion with several funding sources for a combination of debt and equity financing ranging from $300,000 to $2,000,000.

Note 2 -- Basis of Presentation

(a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its related interpretations as issued by the International Accounting Standards Board (IASB).

i. Application of IFRS 1

For all periods up to and including the year ended December 31, 2012, the Company and its subsidiaries previously prepared its financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The financial statements, for the year ended December 31, 2013, are the first the Company has prepared in accordance with IFRS.

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods ending on or after December 31, 2013, together with the comparative period data as at and for the year ended December 31, 2012, as described in the summary of significant accounting policies. In preparing these financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2012, the Company’s date of transition to IFRS. Management determined that no adjustments were necessary to convert the financial statements from US GAAP to IFRS.

The Company’s financial statements for the year ended December 31, 2013, will be the first annual financial statements that comply with IFRS. The Company has applied IFRS 1 in preparing these consolidated financial statements.

The Company’s transition date is January 1, 2012. The Company prepared its opening IFRS balance sheet at that date.

In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied the relevant mandatory exceptions and certain optional exemptions from full retrospective application of IFRS.

ii. Exemptions from full retrospective application – elected by the Company

There were no optional exemptions applicable to the Company.

iii. Exceptions from full retrospective application followed by the Company

The Company has applied the following mandatory exceptions from retrospective application.

(1)	Estimates exception

Estimates under IFRS at January 1, 2012, are consistent with estimates made for the same date under US GAAP.

All other mandatory exceptions in IFRS 1 were not applicable because there were no significant differences in management’s application of US GAAP in these areas.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following which are measured at fair value:

•	Derivative financial instruments; and
•	Investment property.

(c)	Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Group’s functional currency. All financial information presented in US dollars have been rounded to the nearest dollar amount, except when otherwise indicated.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent liabilities at the reporting date. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly-owned subsidiaries as at December 31, 2013.

The Subsidiaries are consolidated from September 30, 2013 (the date of acquisition), being the date on which the Company obtained control, and continues to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions are eliminated in consolidation.

There was no change in the ownership interest of any Subsidiaries after the Business Combination closed on September 30, 2013.

Note 3 — Significant Accounting Policies

(a)	Determination of Fair Values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•	Level 2 – Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

(b)	Revenue

Rental income is recognized in the period on an accrual basis if the amount of revenue can be measured reliably and it is probable that the Group will receive the consideration.

i. Rental income

The Group is the lessor in operating leases. Rental income arising from operating leases on investment property is accounted for on a straight-line basis over the lease terms and is included in the consolidated statements of loss and comprehensive loss due to its operating nature, except for contingent rental income which is recognized when it arises.

Amounts received from tenants to terminate leases or to compensate for dilapidations are recognized in the consolidated statements of loss and comprehensive loss when the right to receive them arises.

(c)	Cash and Cash Equivalents

Cash and short-term deposits in the consolidated statements of financial position comprise cash at bank and short-term deposits with an original maturity of three months or less.

(d)	Loans and Borrowings

All loans and borrowings are initially recognized at fair value less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

(e)	Trade and Other Receivables

Trade and other receivables are recognized at their original invoiced value. The fair values of trade and other receivables classified as loans and receivables are not materially different to their net carrying values. A provision is made when there is objective evidence that the Company will not be able to recover balances in full. Balances are written off when the probability of recovery is assessed as being remote.

(f)	Cash Held in Trust

Cash held in trust consists of United States Treasury securities. The Company classifies these securities as held-to-maturity. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity.  Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.  Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

(g)	Intangible Assets

The intangible assets consist of above-market leases, below-market leases, and in-place leases identified by analyzing the Subsidiaries’ leases as at the closing of the Business Combination. The intangible assets are amortized over the remaining terms of the leases.

Intangible assets that have an indefinite useful life or intangible assets not ready to use are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). Prior impairments of nonfinancial assets (other than goodwill) are reviewed for possible reversal at each reporting date.

(h)	Income Taxes

The Company was incorporated as a Cayman Islands exempted company and therefore the Group is not currently subject to income tax in the Cayman Islands or United States of America.

The Subsidiaries are subject to income tax in Italy and judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the subsidiaries recognized tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when the Group’s management believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The Group management believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amount recorded, such differences will impact income tax expense in the period in which such determination is made.

(i)	Deferred Taxation

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax liabilities/(assets) are settled/(recovered).

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

•	The same taxable group company; or
•	Different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

(j)	Property and equipment

Items of property and equipment are initially recognized at cost. Depreciation is provided on all items of property and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following rates:

Plant and machinery – 7.5% per annum straight line

Fixture and fittings – 15.0% per annum straight line

Office and office related equipment – 20% per annum straight line

(k)	Share-Based Payment

Share-based payment awards granted to non-employees is recognized as stock option expense, with a corresponding increase in equity, over the period that the optionees become unconditionally entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The Company estimates the fair value of option awards using the Black-Scholes option pricing model. Determining the fair value of awards under this model represents management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

(l)	Loss per Share

Basic loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period.

Warrants and options are excluded from the computation of fully diluted loss per share if their effect is anti-dilutive.

(m)	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

(n)	Geographical Risk

The Subsidiaries’ operation is located in Italy. Therefore, it is subject to local government regulations and to the uncertainties of the economic and political conditions of this area.

The overall performance is affected by the increase or decrease of the gross Italian national product. During 2012, there was a general slowdown of the economic trend in Europe and especially in Italy. This general slowdown has continued during 2013.

(o)	Foreign currencies

The audited financial statements of the Subsidiaries were translated from Euro to U.S. Dollars pursuant to the provisions of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, as follows:

•	Assets and liabilities were translated using the exchange rate at the balance sheet date
•	Amounts in the statement of operations were translated at an appropriate weighted average rate for the period presented
•	The translation adjustments resulting from translating the foreign entity’s financial statements are reported separately in Translation Reserve as a separate component of stockholders’ equity
•	The subsidiaries equity accounts were translated using historical exchange rate

(p)	Business Combination and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at the acquisition date fair value. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than their carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(q)	Operating lease contracts – the Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined, based on an evaluation of the terms and conditions of the arrangements, particularly the duration of the lease terms and minimum lease payments, that it retains all the significant risks and rewards of ownership of these properties and so accounts for the leases as operating leases.

(r)	Leases – Group as lessee

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfillment of the arrangement is dependent on the use of a specific asset(s) or the arrangement conveys a right to use the asset(s), even if that right is not explicitly specified in the arrangement.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement as they arise.

(s)	Derivative financial instruments – Initial recognition and subsequent measurement

The Group uses interest rate swaps to hedge its risks associated with interest rates. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. They are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in the consolidated statements of loss and comprehensive loss.

(t)	Share Capital

Ordinary shares are classified as equity. Ordinary shares subject to possible conversion are classified as liabilities.

(u)	New standards and interpretations not yet adopted

Standards issued but not yet effective as of the date of issuance of the Group’s financial statements are listed below. This listing of standards and interpretations issued are those that the Group reasonably expects to have on impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective.

IFRS 9 Financial instruments: Classification and Measurement

IFRS 9, as issued in 2010, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual reports beginning on or after January 1, 2013. In November 2013, Chapter 6 of IFRS on hedge accounting was published. At the same time, Chapter 7 containing the effective date and transition provisions was amended to remove the mandatory effective date of IFRS 9. Entities may still choose to apply IFRS 9 immediately, but are not required to do so.

In subsequent phases, the IASB is addressing impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRS 15 Revenue from Contracts with Customers

The IASB have issued a new revenue recognition standard, IFRS 15 in May 2014, which replaces all existing IFRS revenue requirements. The standard applies to all revenue contracts and provides a model for the recognition and measurement of sales of some non-financial assets. Application is required for all annual periods beginning on or after January 1, 2017. There are new specific requirements in respect of variable consideration such that it is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals as a result of subsequent re-estimation. The adoption of IFRS 15 may have an impact on the revenue recognition as the tenants’ credit risk will be taken into consideration when rental revenue is being recognized. The effect of this to the Group’s consolidated financial statements is undetermined at this time.

Note 4 — Business Combinations and Goodwill

On September 30, 2013, the Company consummated the Business Combination by acquiring 100% of Seba, Nova, Delfin, SIM, Dieci, Ellegi, GSI, and Magfin for an aggregate of 1,719,317 ordinary shares. The fair value of the shares is the closing market price of the Company at the acquisition date, at $10.96 per share. The fair value of the consideration given is therefore $18,843,714. As a result of this Business Combination, eleven properties were acquired. The existing strategic management function and associated processes were acquired with the property and, as such, the Company’s management considers this transaction the acquisition of a business, rather than an asset acquisition.

The business combination was accounted for as a forward acquisition under acquisition method and management has concluded that the Company is the accounting acquirer because the Company has effective control of the entities acquired after the business combination by retaining both management control and majority shareholder control. No management of the Subsidiaries became part of the Company or BHN’s management team or board of directors following the business combination. The Subsidiaries’ results of operations were consolidated with the Company’s results of operations beginning on the date of the Business Combination.

The Subsidiaries’ assets and liabilities are measured at their acquisition-date fair value. The purchase price is allocated over the fair value of assets acquired and liabilities assumed with any excess of purchase price over the fair value of net assets acquired allocated to above-market and below-market leases intangible assets, and in-place leases intangible assets. The remaining value after the allocation of intangible assets is recorded as goodwill. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

Assets acquired and liabilities assumed

The fair value of the identifiable assets and liabilities of the Subsidiaries as at the date of acquisition were:

Fair value recognized on date of acquisition

Investment properties	$71,586,615
Machinery & other equipment	272,710
Current assets	650,207
Intangible asset - above market leases	4,215,252
Intangible asset - in-place leases	1,610,407
78,335,191
Loans and borrowings	51,141,017
Trade and other payables	4,713,958
Tenant security deposits	1,343,075
Corporate tax liabilities	1,981,327
Derivative financial liabilities	1,400,900
Below market leases	702,748
Total identifiable net assets at fair value	17,052,166
Goodwill arising on acquisition	1,791,548
Purchase consideration transferred	$18,843,714

The costs incurred in connection with the acquisition of $2,420,083 have been expensed and are included in operating expenses.

From the date of acquisition, the Subsidiaries have contributed a net loss of approximately $2.5 million to the loss after tax and $1,374,728 to the revenues. If the combination has taken place at the beginning of the year, the net loss after tax for the Company would have been $2,118,521 and revenue would have been $7,667,476.

The goodwill of $1,791,548 consists of the amount the Company considered to be in excess of the Subsidiaries’ fair value. None of the goodwill is expected to be deductible for tax purposes.

Management determined that the goodwill was fully impaired at December 31, 2013 because the fair value at December 31, 2013 was principally equal to the acquisition date fair value.

The fair value as at December 31, 2013 was determined to be principally equal to as the acquisition date due to: (1) the short time period between the acquisition date and December 31, 2013, and (2) there were no significant events that affected the real estate prices in Italy where all the investment properties are located. This was further confirmed by the professional appraiser by comparing the market data as at September 30, 2013 and December 31, 2013.

The table below shows the detailed movements that occurred in intangible assets during the year ended December 31, 2013 considering amortization, separately.

Intangible assets	Above- market leases	In-place leases	Total

Balance at January 1, 2013	$–	$–	$–
Additions through acquisition	4,215,252	1,610,407	5,825,659
Additions	–	–	–
Disposals	–	–	–
Revaluations	–	–	–

Balance at December 31, 2013	$4,215,252	$1,610,407	$5,825,659

Amortization of intangible assets			Total

Balance at January 1, 2013	$–	$–	$–
Amortization for the year	45,012	80,520	125,532

Balance at December 31, 2013	$45,012	$80,520	$125,532

Intangible assets, net at December 31, 2013	$4,170,240	$1,529,887	$5,700,127

Future amortization of the intangible assets identified at the business combination as of December 31, 2013 are as follows. The amounts are approximated to the nearest thousand.

	Above- market leases	Below -market leases	In-place leases
Within 1 year	$919,000	$(157,800)	$322,000
After year 1, but not more than 5 years	2,834,000	(510,000)	1,208,000
After 5 years	417,000	(27,000)	–
Total	$4,170,000	$(694,800)	$1,530,000

Contingent consideration

In connection with the Business Combination, the Company entered into transaction value agreements (each, a “TVA” and collectively, “TVAs”) with the sellers of the properties. Pursuant to the TVAs, the Company has agreed to make the sellers whole in the event that the average sales price of the ordinary shares issued to the sellers in public market transaction is less than $10, by issuing additional ordinary shares of the Company to the sellers. The make whole will be available only after the respective seller has sold all of the shares received at the Business Combination. The number of shares issuable pursuant to the make whole provisions of the TVAs is the quotient of the total shortfall between $10 and the average price for all such shares sold in public market transactions, divided by the then current fair market value of the combined company’s ordinary shares. The terms of the TVAs do not become effective until there is an effective registration statement covering such shares. The registration rights agreement entered into with the sellers requires the Company to file a registration statement covering these shares as soon as practicable. There are no liquidating damage or penalty provisions included in the registration rights agreement. Management deems that as soon as practicable would not be a date prior to April 30, 2014, the due date of the Form 20-F filing. At December 31, 2013, the market price of the Company’s ordinary shares was $7 per share. As a result, the Company recorded a liability under these TVAs for $5,157,951. The value of this liability will be re-measured at each reporting period until settled. At August 31, 2014, the value of this liability is approximately $14,000,000.

In addition, each of the TVAs granted the sellers a call option on the equity interest in the Business Combination in the event that such sellers are unable to sell a sufficient number of shares to reach certain dollar targets in certain periods set forth in the TVAs. Notwithstanding the foregoing and provided there is any effective registration statement covering such shares, if the total value of shares traded in the public market equals the dollar target for a given period, then the call option cannot be exercised for such period. In order to exercise the call option, a seller must deliver to the Group all of the proceeds received from the sale of shares issued pursuant to the applicable purchase agreement and TVA, together with any such shares that have not been sold by the seller, but less certain franchise tax payments made by the sellers. The Management deems that there is no accounting implication on the call option granted.

Note 5 – Financial Instruments – Risk Management

The Group, through its subsidiaries, is exposed to the following financial risks through its operations:

•	Risks related to the general economic trend
•	Risks related to fund requirements
•	Other financial risks
•	Credit risks
•	Liquidity risk
•	Interest rate risk
•	Risk relevant to the environment

In common with all other businesses, the Group is exposed to risks that arise from its use of financial instruments. This note describes the Group’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Group’s exposure to financial instruments risks, its objectives, policies and processes for managing those risks or the methods used to measure them during the period unless otherwise stated in this note.

i. Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade receivables
•	Cash and cash equivalents
•	Trade and other payables
•	Revolving line of credit
•	Floating-rate bank loans and lease agreements
•	Interest rate swaps
•	Notes payable

A summary of the financial instruments held by category is provided below:

Financial assets

	December 31, 2013	December 31, 2012	January 1, 2012
	Cash, loans and receivables	Cash, loans and receivables	Cash, loans and receivables

Cash and cash equivalents	$133,414	$7,411	$68,966
Trade and other receivables	1,967,193	–	–
Equity investments	–	–	–
Total financial assets	$2,100,607	$7,411	$68,966

Financial liabilities

	December 31, 2013		December 31, 2012		January 1, 2012
	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost

Trade and other payables	$–	$6,035,787	$–	$622,256	$–	$80,825
Loans and borrowings and notes payable	–	51,352,031	–	60,000	–	–
Derivatives financial liabilities	1,141,314	–	–	–	–	–
Total financial liabilities	$1,141,314	$57,387,818	$–	$682,256	$–	$80,825

Financial instruments measured at fair value

	Fair value measurements at December 31, 2013 using
	Level 1	Level 2	Level 3
Financial liabilities
Derivative financial liabilities – interest rate swap agreements	$–	$1,141,314	$–

General objectives, policies and processes

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Group’s competitiveness and flexibility. Further details regarding these policies are set out below:

Risk related to the general economic trend

The Group performance is affected by the increase or decrease of the gross Italian national product. During 2012, there was a general slowdown of the economic trend in Europe and especially in Italy. This has continued during 2013.

Related to fund requirements

The Group carries on an activity that entails considerable investments in buildings and expects to face up to requirements through the flows deriving from the operational management and from new loans.

Operations are expected to continue to generate adequate financial resources while for the use of new loans, in the future the Group will encounter high spreads and greater difficulties in obtaining long-term loans compared to the past.

Other financial risks

The Group is exposed to financial risks associated with its business operations:

•	Credit risk in relation to normal trade transactions with customers;
•	Liquidity risk, with particular reference to the raising of financial resources associated with investments and the financing of working capital;
•	Market risks (mainly related in interest rates).

Credit risk

The granting of credit to end customers is subject to specific preliminary and on-going assessments of each tenant. Positions amongst trade receivables (if individually significant) for which objective partial or total non-recoverability is ascertained, are subject to individual write-down.

A significant amount of cash is held with the following institutions:

Description	Rating	December 31, 2013	December 31, 2012	January 1, 2012

M&T Bank	A-	$41,645	$–	$–
JP Morgan	A+	–	7,411	68,966
Banca Popolare Commercio e Industria	C+	30,840	–	–
Unicredit	BBB+	19,769	–	–
ING Luxembourg	A	17,981	–	–
Banca Popolare di Sondrio	N/A	10,941	–	–
Banca Popolare di Vicenza	BB	8,405	–	–
Cassa Rurale e Artigiana di Binasco Credito Cooperativo	N/A	2,280	–	–
Cassa di Risparmio di Asti	N/A	912	–	–
Total cash at bank		$132,773	$7,411	$68,966

Foreign exchange risk

The Subsidiaries transactions are denominated in Euro which is a stable currency.

Liquidity risk

The liquidity risk may manifest with regards to the inability to raise the financial resources necessary for the anticipated investments under good economic conditions and for financing working capital.

The Group has adopted a series of policies and processes aimed at optimizing the management of the financial resources, reducing the liquidity risk, such as the maintenance of an adequate level of available liquidity, the obtaining of adequate credit facilities and the systematic monitoring of the forecast liquidity conditions.

Management believes that the funds and the credit facilities currently available, in additional to those that will be generated by operating and financing activities, will permit the Group to satisfy its requirement deriving from activities for investments, working capital management and debt repayments on their natural maturity dates.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

At December 31, 2013	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$6,035,787	$–	$–	$6,035,787
Loans and borrowings	5,503,242	10,116,534	35,312,255	50,932,031
Derivative financial liabilities	1,141,314	–	–	1,141,314
Total	$12,680,343	$10,116,534	$35,312,255	$58,109,132

Interest rate risk

Some Group companies have stipulated Interest Rate Swap agreements linked to floating rate medium-term leasing contracts with the aim of ensuring itself a fixed rate on said operations.

Risk relevant to the environment

The activities of the Group are not directly subject to authorization and environmental rules and regulations. The activities of some tenants may be subject to regulations on emissions in the atmosphere, waste disposal, wastewater disposal and land contamination ban.

Capital Disclosures

The Group monitors adjusted capital which comprises all components of equity (i.e. capital quotas, legal reserve, non-controlling interest and retained earnings).

The Group’s objectives when maintaining capital are:

•	To safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and
•	To provide an adequate return to shareholders by pricing services commensurate with the level of risk.

Note 6 – Operating Leases – Group as Lessor

The Group has entered into leases on its property portfolio. The commercial property leases typically have lease terms between 6 and 9 years and include clauses to enable periodic upward revision of the rental charge according to prevailing market conditions. Some leases contain options to terminate before the end of the lease term.

Future minimum rental receivable under non-cancellable operating leases as of December 31, 2013 are as follows:

2013
Within 1 year	$5,102,496
After year 1, but not more than 5 years	19,068,156
More than 5 years	6,889,093
Total	$31,059,745

Note 7 -- Depreciation, Amortization and Bad Debt Provision

Details of depreciation, amortization and bad debt provision are as follows:

2013
Amortization of intangible assets	$117,691
Depreciation of tangible assets	18,119
Bad debt provision	41,176
Total depreciation, amortization and bad debt provision	$176,986

Note 8 – Impairment of Goodwill

All goodwill arising on acquisition which amounted to $1,791,548 was deemed impaired during the annual impairment test at December 31, 2013. See note 4 – Business Combinations and Goodwill for detail.

Note 9 -- Other Expenses

Details of the Group’s other expenses is shown in the table below:

	2013	2012
Rental costs	$283,233	$90,000
Staff costs	35,136	–
Sundry operating expenses	105,765	–
Taxation on buildings	88,190	–
Administrative and other expenses	397,505	16,720
Maintenance expenses	201,065	–
Insurance costs	55,650	41,857
Provision related to legal dispute	300,000	–
Legal expenses	1,438,367	524,737
Professional fees	1,263,002	157,870
Bank fees	11,056	34,544
Licenses, registrations & fees	25,090	2,915
Put option fees	160,500	–
Rent expense	67,500	–
Stock options expense	154,343	180,750
Travel expense	102,635	71,400
Total other expenses	$4,689,037	$1,120,793

Note 10 -- Finance Income and costs

The details of finance income and costs on the statements of loss and comprehensive loss is as follow:

Finance income	2013
Finance income from variation of fair value on interest rate swap agreements	$53,648
Total finance income	$53,648

Finance costs	2013
Finance cost on note payable to underwriters and other debt	$200,500
Interest expense of bank loans, revolving line of credit and finance leases	400,539
Total finance costs	$601,039

Note 11 -- Supplemental Information

Other supplemental information consists of:

2013

1,719,317 ordinary shares issued in connection with business combination	$18,843,714

Conversion of deferred underwriter fees to note payable to underwriters	$889,833

Note 12 – Loss per share

Basic loss per share is computed by dividing loss for the year by the weighted-average number of ordinary shares outstanding during the period.

Potentially dilutive securities include:

	For the year ended	For the year ended
	December 31, 2013	December 31, 2012

Warrants to purchase common stock	7,241,054	7,080,050
Common stock in the unit purchase option for underwriters	215,000	215,000
Options in the unit purchase option for underwriters to purchase common stock	215,000	215,000
Convertible promissory notes issued to underwriters subject to possible conversion	99,243	–
Options to purchase common stock	7,500	60,000
Total potential dilutive securities	7,777,797	7,570,050

The Company paid a dividend to its public shareholders of one warrant for every four shares that were not redeemed in connection with the Business Combination on October 24, 2013. As a result, 161,004 shares of warrants were issued.

The exercise price of the warrants to purchase common stock is $7.50, expiring on March 30, 2016. On January 4, 2014, the Company’s management amended the exercise price from $7.50 to $5.00, and extended the expiration date from March 30, 2016 to March 30, 2018. The warrants are exercisable upon calls for redemption by the Company only if the last sale price of our ordinary shares on the stock exchange equals to or exceeds $15.00 per share for any 20 trading days within a 30 trading day period.

The exercise price of the 215,000 units of unit purchase option (“UPO”) issued to underwriters is $12.00. Total proceeds from the UPO exercise will be $2,580,000 (if exercised in full). The UPO is exercisable at any time, in whole or in part, commencing on the later of the consummation of our initial business combination (September 30, 2013) or September 24, 2011 and expiring March 24, 2016. As of December 31, 2013, no underwriters’ unit purchase option has been exercised.

The warrants and options are excluded from the computation of fully diluted loss per share as their effect is anti-dilutive.

The following reflects the loss and share data used in the basic and diluted loss per share calculations:

	2013	2012
Loss for the year	$(10,880,259)	$(1,088,874)

Weighted average number of ordinary shares outstanding – basic and diluted	3,037,806	4,894,983

Basic and diluted net loss per ordinary share	$(3.58)	$(0.22)

Note 13 – Property and equipment

The table below shows the detailed movements which occurred in property and equipment during the year ended December 31, 2013 considering cost and accumulated depreciation, separately.

Cost or valuation	Plant and machinery	Industrial and commercial equipment	Office and office-related equipment	Total

Balance at January 1, 2013	$–	$–	$5,005	$5,005
Additions through acquisition	273,964	1,112	–	275,076
Additions	–	–	7,516	7,516
Disposals	–	–	–	–
Revaluations	–	–	–	–

Balance at December 31, 2013	$273,964	$1,112	$12,521	$287,597

Accumulated depreciation	Plant and machinery	Industrial and commercial equipment	Office and office-related equipment	Total

Balance at January 1, 2013	$–	$–	$1,410	$1,410
Depreciation charge for the year	18,730	108	1,592	20,430

Balance at December 31, 2013	$18,730	$108	$3,002	$21,840

Property and equipment, net at December 31, 2013	$255,234	$1,004	$9,519	$265,757

Note 14 -- Investment Properties

Investment properties were valued on December 31, 2013 using discounted cash flow (DCF) method by an independent qualified professional valuation expert. The methods and assumptions adopted for the real estate appraisal carried out by the expert in determining the fair value of the investment property is in accordance to IAS 40, Investment Property. There are currently no obligations to purchase, construct, or develop the investment properties.

Details of the investment properties is as follows:

Location, address	Sq. Meter	2013 Fair Value, Level 3
Milano, Corso Europa 22	1,560	$27,695,790
Buccinasco, Via Lucania 2-4-6	16,230	22,666,455
Buccinasco, Via Privata Mulino 24	370	1,391,679
Buccinasco, Via Lazio 95	4,100	5,098,230
Buccinasco, Via Bruno Buozzi 22	1,322	1,887,723
Buccinasco, Via Emilia 30	200	358,254
Assago, Via Isaac Newton 9	1,200	3,458,529
Rozzano, Milanofiori, Building A5	926	3,182,949
Rozzano, Milanofiori, Building N1	2,245	4,560,849
Rozzano, Milanofiori, Building Q5	370	1,281,447
Rozzano, Milanofiori, Building Q7	530	1,295,226
Total		$72,877,131

The portfolio of properties has low vacancy rates, except for property in Buccinasco, Via Emilia which is vacant. The properties have an average lease expiration of approximately 6 years. The properties composing the portfolio are commercial real estate assets.

During 2013 (continuing from 2012), the economic recession in Italy has continued to affect the real estate industry causing a general delay in rental payments and sometimes an early termination of outstanding leasing agreements. Nevertheless the amount of rental fees is essentially unchanged compared to previous years, except for a little temporary reduction (generally lasting one year) granted to a few tenants, and the vacancy period was reduced to a minimum in order to limit the charge of co-owners expenses.

At December 31, 2013, all investment properties are in the commercial rental category.

Under the DCF method, a property’s fair value is estimated using explicit assumptions regarding the benefits and liabilities of ownership over the asset’s life including an exit or terminal value. As an accepted method within the income approach to valuation, the DCF method involves the projection of a series of cash flows on a real property interest. To this projected cash flow series, an appropriate, market-derived discount rate is applied to establish the present value of the cash inflows associated with the real property.

The duration of the cash flow and the specific timing of inflows and outflows are determined by events such as rent reviews, lease renewal and related lease up periods, re-letting, redevelopment, or refurbishment. The appropriate duration is typically driven by market behavior that is a characteristic of the class of real property.

In the case of investment properties, periodic cash flow is typically estimated as gross income less vacancy, non-recoverable expenses, collection losses, lease incentives, maintenance cost, agent and commission costs and other operating and management expenses. The series of periodic net cash inflows, along with an estimate of the terminal value anticipated at the end of the projection period, is then discounted.

In regards to the commercial rental properties in the town of Assago, Buccinasco and Rozzano, the market data of the outskirt area of Milan was used as a basis of comparison. For the commercial rental property in Corso Europa in Milan, it is considered to be in the top range category due to the location of the property and the current rental agreements in place.

The Group, following the business combination, has set up a policy of commencing an independent qualified professional valuation expert to value the investment properties on an annual basis at the end of each year. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. The valuation performed by the independent qualified professional valuation expert was reviewed by the Group’s CEO, CFO, and certain members of the Board of Directors.

	Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used

1	Milano, Corso Europa 22	$27,695,790	DCF	ERV	$717 per sq meter
				Rental growth p.a.	1.5%
				Discount rate	6.0%

2	Buccinasco, Via Lucania 2-4-6	22,666,455	DCF	ERV	$110 per sq meter
				Rental growth p.a.	1.5%
				Discount rate	8.0%

3	Buccinasco, Via Privata Mulino 24	1,391,679	DCF	ERV	$248 per sq meter
				Rental growth p.a.	1.5%
				Discount rate	7.5%

4	Buccinasco, Via Lazio 95	5,098,230	DCF	ERV	$96 per sq meter
				Rental growth p.a.	1.5%
				Discount rate	8.0%

5	Buccinasco, Via Bruno Buozzi 22	1,887,723	DCF	ERV	$96 per sq meter
				Rental growth p.a.	1.5%
				Discount rate	8.0%

6	Buccinasco, Via Emilia 30	358,254	DCF	ERV	$110 per sq meter, $648 per parking space
				Rental growth p.a.	1.5%
				Discount rate	7.5%

7	Assago, Via Isaac Newton 9	3,458,529	DCF	ERV	$138 - $220 per sq meter
				Rental growth p.a.	1.5%
				Discount rate	6.5%

8	Rozzano, Milanofiori, Building A5	3,182,949	DCF	ERV	$96 - $193 per sq meter
				Rental growth p.a.	1.5%
				Discount rate	6.6%

9	Rozzano, Milanofiori, Building N1	4,560,849	DCF	ERV	$96 - $179 per sq meter
				Rental growth p.a.	1.5%
				Discount rate	6.5%

10	Rozzano, Milanofiori, Building Q5	1,281,447	DCF	ERV	$179 per sq meter, $1,206 per parking space
				Rental growth p.a.	1.5%
				Discount rate	6.6%

11	Rozzano, Milanofiori, Building Q7	1,295,226	DCF	ERV	$179 per sq meter, $1,206 per parking space
				Rental growth p.a.	1.5%
				Discount rate	6.5%

	Total	$72,877,131

 Descriptions and definitions

Estimated rental value (ERV)

The rent at which space could be let in the market conditions prevailing at the date of valuation.

Rental growth

The estimated average increase in rent based on both market estimations and contractual indexations.

Discount rate

Rate used to discount the net cash flows generated from rental activities during the period of analysis (estimated up to 10 years).

Note 15 -- Trade and Other Receivables

Trade and other receivables consist of the following at December 31, 2013:

2013
Trade receivables	$1,907,789
Less: bad debt provision	(877,842)
Trade receivables, net	1,029,947
Other receivables (unbilled revenue and maintenance charges)	937,246
Total trade and other receivables, net	$1,967,193

Movements on the Group’s bad debt provision are as follows:

2013
At January 1	$1,070,890
Provided during the year	451
Receivable written off during the year as uncollectible	–
Unused amount reversed	(193,499)
At December 31	$877,842

Note 16 -- Cash and Cash Equivalents

Cash and cash equivalents comprises:

Description	2013	2012
Cash at bank	$132,773	$7,411
Cash on hand	641	–
Total cash and cash equivalents	$133,414	$7,411

Note 17 — Shareholders’ Equity

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share.

As of December 31, 2013 and 2012, there were 3,179,721 and 4,894,983 ordinary shares outstanding, respectively.

Note 18 – Below-Market Leases

Below-market leases consist of the following at December 31, 2013 (see note 4 -- Business Combinations and Goodwill).

2013
Below market leases recognized at business combination	$702,748
Amortization of the intangible liabilities	(7,840)
Below-market leases, net	$694,908

Note 19 -- Deferred Taxes

Deferred tax is calculated in full on temporary differences using tax rate of 27.5%, if the temporary difference is subject only to IRES (an Italian corporate income tax) rules, or 31.4% if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax) rules.

Details of the deferred tax liability and amounts recognized in net loss are as follows:

	2013	2013	2013	2013
	Asset	Liability	(Charged) / Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of Intangibles	$1,092,908	$–	$1,092,908	$24,815
Writing off of Leasing agreements entry fee	310,706	–	310,706	7,582
Writing off of Tangibles	–	(2,950)	(2,950)	20,825
Accounting of lease contracts according to IAS 17	–	(2,270,344)	(2,270,344)	103,833
Accounting of investment properties according to Fair Value	–	(4,908,756)	(4,908,756)	(119,316)
Mark to Market on derivative instruments	358,373	–	358,373	13,483
Elimination property revaluation	–	(125,492)	(125,492)	–
Normalization income	61,766	–	61,766	(15,442)
Other temporary differences	–	–	–	–
Bad debt provision	–	(38,499)	(38,499)	–
Provision for risk	49,260	–	49,260	–
Others	73,283	–	73,283	8,420
Total	$1,946,296	$(7,346,041)	$(5,399,745)	$44,200

Note 20 – Loans and Borrowings

The book value of loans and borrowings consist of the following:

2013
Non-current
Bank loans	$8,082,859
Finance lease creditor	37,345,930
Total non-current	45,428,789

Current
Revolving line of credit	1,877,638
Bank loans	799,474
Finance lease creditor	1,936,297
Other loans (See Note 23)	889,833
Total current	5,503,242

Total loans and borrowings	$50,932,031

Bank loans

Bank loans include both secured and unsecured bank loans. Certain bank loans are secured by the investment properties. In addition to using the investment properties as collateral, some of the loans are further personally guaranteed by the former owners of the properties.

The table below shows the detail of bank loans by expiry date and rate (floating or fixed); all bank loans contracts provide for floating rates.

2013	Floating rate	Total

Expiry within 1 year	$799,474	$799,474
Expiry within 1 and 5 years	3,133,099	3,133,099
Expiry in more than 5 years	4,949,760	4,949,760
Total	$8,882,333	$8,882,333

As at December 31, 2013, the effective interest rate varies from EURIBOR+1.125% to EURIBOR+2.554%.

Revolving line of credit

The Group has committed borrowing facilities available at December 31, 2013 as follows:

2013	Floating rate	Fixed rate	Total

Expiry within 1 year	$1,418,280	$459,358	$1,877,638
Expiry within 1 and 5 years	–	–	–
Expiry in more than 5 years	–	–	–
Total	$1,418,280	$459,358	$1,877,638

The facilities expiring within 1 year are annual facilities subject to renewal at various dates. As at December 31, 2013, the effective interest rate varies from 5.726% to 15.25%.

The revolving line of credit is unsecured, but personally guaranteed by the former owners of the properties. The total revolving line of credit approved by the bank was $1,816,590. The full revolving line of credit has been utilized by the Group at December 31, 2013. In addition, the Group has overdrawn the revolving line of credit by $61,048. As a result of the overdrawn, the total balance of the revolving line of credit as at December 31, 2013 was $1,877,638.

Finance lease creditor

See note “Finance leases” below

Other loans

Other loans consist of an interest bearing convertible promissory note with the underwriters (see Note 23 – Note Payable to Underwriters).

Note 21 -- Finance Leases

The Group leases all its real estate properties except for the property located in Via Lazio 95 Buccinasco, Via Buozzi 22 Buccinasco and Corso Europa 22.

Such assets are classified as finance leases as the Group has the right to purchase the assets outright at the end of the minimum lease term by paying a nominal amount.

Future lease payments are due as follows:

2013	Minimum lease payments	Interest	Present value

Not more than one year	$3,640,541	$1,704,244	$1,936,297
Later than one year and not later than five years	12,984,033	6,000,598	6,983,435
Later than five years	39,588,713	9,226,218	30,362,495
Total	$56,213,287	$16,931,060	$39,282,227

As at December 31, 2013, the effective interest rate varies from EURIBOR+1.4% to EURIBOR+2.762%.

The present values of future lease payments are analyzed as:

2013	Present value

Current liabilities	$1,936,297
Non-current liabilities	37,345,930
Total	$39,282,227

Note 22 -- Provisions

Details of balance sheet item of current provisions:

Provisions	2013
Post employment benefits	$1,524
Tax liabilities	10,715
Other provisions	480,837
Total provisions	$493,076

The other provisions refer to probable liabilities deriving from legal disputes underway from one of the subsidiaries. This provision liability has been estimated based on management evaluation of the amounts at risk and legal considerations. There are uncertainties that relate to whether claims will be settled out by payment or if the subsidiary is successful in defending any action (see note 28 – Contingencies and Commitments).

Note 23 – Note Payable to Underwriters

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013.

Note 24 — Related Party Transactions and Balances

The Company entered into five non-interest bearing unsecured promissory notes with one director of the Company which amounted to $420,000. The notes were to be repaid on the earlier of consummation of the Business Combination or liquidation of the Company. At the closing of the Business Combination, the funds released from the Trust Account were less than the aggregate of all payables. The director agreed to extend the repayment date of the $420,000 promissory note to a later time to be determined by mutual agreement between the Company and the director. See note 30 – Events After the Reporting Date for update.

From time to time, the Company’s executives incurred expenses on behalf of the Company for various office and travel expenses prior to the Business Combination.  No interest is charged by the executives on any outstanding balance owed by the Company. For the years ended December 31, 2013and 2012, total expenses paid by the executives on behalf of the Company totaled $246,105, and $122,092, respectively. Of these amounts, $223,397 and $137,291 has not been repaid to the Company’s pre-merger executives as of December 31, 2013 and 2012, respectively.

The Company has agreed to pay Kaiyuan Real Estate Development (“Kaiyuan”) a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing March 24, 2011 and ending on the earlier of consummation of a Business Combination or liquidation of the Company. Kaiyuan is an affiliate of Mr. Yong Hui Li, the Company’s chairman prior to the Business Combination. The total expenses incurred under this agreement for the years ended December 31, 2013 and 2012, were $64,833, and $70,495, respectively. Commencing on February 1, 2012 and ending January 31, 2013, the Company rented additional office space, administrative services and secretarial support in Taipei. Fees for the additional office space, administrative services and secretarial support were deducted from the $7,500 monthly fee paid to Kaiyuan by the Company. The Company has a payable to Kaiyuan of $203,312 and $138,479 as at December 31, 2013 and 2012, respectively.

Note 25 -- Trade and Other Payables

Details of the balance sheet item trade and other payables:

	2013	2012
Accrued expenses	$2,274,075	$622,256
Interest payables	15,915	–
Trade accounts payables	3,041,939	–
Due to Lanati	563,101	–
Other payables - social security payments	140,757	–
Total trade and other payables	$6,035,787	$622,256

Book values approximate to fair value at December 31, 2013.

Lanati performs maintenance and other services for the Group’s investment properties. The Group leases office and parking spaces to Lanati and pays certain expenses on Lanati’s behalf. The amount due to Lanati represents the net amount due at December 31, 2013. Lanati was one of the sellers of the investment properties and a current shareholder of the Group.

Note 26 -- Derivative Financial Instruments

The fair value of a derivative financial instrument is considered current.

The fair value of the Group’s interest rate derivatives is based on bank quotes.

2013
Derivatives not designated as hedging instruments
Interest rate swaps	$1,141,314
Total derivatives not designated as hedging instruments	$1,141,314

Interest rate swaps

The Group entered into interest rate swap contracts by using floating-to-fixed interest rate swaps. The interest rate swap contracts are linked to a part of a leasing contract. The notional value as at December 31, 2013 is equal to $8,326,042. The change in fair value since the Business Combination amounted to $50,649.

Note 27 – Share-Based Payment

On February 25, 2010, the Company’s board of directors authorized and issued 20,000 of stock options, each option to purchase one ordinary share of the Company to directors and consultants of the Company.  On November 15, 2010, the Company’s board of directors authorized to reserve an additional 200,000 stock options for issuance to directors and consultants of the Company from time to time, bringing the total authorized to an aggregate of 220,000 stock options.

On December 3, 2010 and March 21, 2012, the Company’s board of directors granted 35,000 and 5,000 stock options, respectively, each option to purchase one ordinary share of the Company to officers or directors of the Company.   This brought the total stock options granted as of December 31, 2012 to 60,000.

With respect to the 60,000 shares of stock options granted as of December 31, 2013, 9,500 shares of the options were granted to certain non-employee consultants for services to be provided over a two year period that vest quarterly and 40,000 options to certain officers or directors over a two and a half year period that vest quarterly. In addition, the Company granted certain consultants 10,500 options which vest upon such consultants meeting certain performance requirements. On September 4, 2013, the board of directors approved the accelerated vesting of the stock options granted. As a result, all stock options granted are fully vested and exercisable as at September 30, 2013. The 52,500 shares of stock options were exercised as at December 31, 2013. The weighted average fair value of the stock options exercised amounted to $527,910.

The following table summarizes the non-employee stock option activity for the years ended December 31, 2013 and 2012:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2012	55,000	$0.001	5.46	$534,001
Granted	5,000	0.001	–	48,246
Exercised	–	–	–	–
Cancelled	–	–	–	–
Outstanding at December 31, 2012	60,000	0.001	4.44	595,140
Granted	–	–	–	–
Exercised	(52,500)	0.001	–	(367,453)
Cancelled	–	–	–	–
Outstanding at December 31, 2013	7,500	$0.001	3.44	$52,493
Exercisable at December 31, 2013	7,500	$0.001	3.44	$52,493

The following table summarizes the unvested non-employee stock option activity during the period from February 4, 2010 (inception) to December 31, 2013:

Number of Shares
Unvested January 1, 2012	29,587
Granted	5,000
Vested	(18,487)
Cancelled	–
Unvested December 31, 2012	16,100
Granted	–
Vested	(16,100)
Cancelled	–
Unvested December 31, 2013	–

The fair value assigned to the vested increments of these awards was estimated at the grant date of the non-employee stock options using the Black-Scholes option-pricing model with the following assumptions:

For the year ended
December 31, 2012
Stock Price	$9.50 - $11.38
Risk-free interest rate	0.56% - 1.22%
Expected term (in years)	4.44
Weighted average expected stock price volatility	62.23%
Expected dividend yield	0%
Weighted average grant-date fair value of options granted	$ 9.6727

For the year ended December 31, 2012, management used the following assumptions for the Black-Scholes inputs: On the option valuation date, the current stock price of the Company was used for determining the fair value of the Company’s stock based on the closing price of common stock on the valuation date. An expected volatility based on the average expected volatilities of a sampling of three companies with similar attributes to the Company, including: industry, stage of life cycle, size and financial leverage. The expected dividend rate of 0% is based on management’s plan of operations. The risk-free interest rate is based on the U.S. Treasury 5-year Treasury Bill on the date of measurement. The Company expects that no options will be forfeited.

Share-based compensation expense from non-employee stock options totaled $154,343 and $180,750 for the years ended December 31, 2013 and 2012, respectively.

The Company issued 30,000 shares to an external consultant for press relation services in March 2013. The shares issued were valued at $300,000 using the stock’s average market price when the services were rendered.

Note 28 – Contingencies and Commitments

The following summarizes the material litigation relating to our Subsidiaries.

i. Auchan

On March 14, 2013, Auchan S.p.A. brought a lawsuit before the Court of Milan against Ellegi and GSI in relation to a lease agreement entered into with Ellegi on July 15, 2010, and a contract for the realization of certain works entered into with GSI on August 5, 2010, both relating to the property located in Buccinasco (MI), Via della Resistenza 64/Via Lazio 95 (cause registration No: 20577/2013). Auchan S.p.A. asked for the compensation of the damages suffered from the non-fulfillment by Ellegi and GSI of the obligations contained in such agreements, in the amount of approximately $4.8 million. The Group disagreed with the allegations and intended to defend against this claim, although no assurance can be made that they will be successful. The Group has accrued a provision of $180,837 for such risk. The first hearing was held on October 10, 2013. The next hearing will be held on September 24, 2014.

ii. Pianimpianti

Dieci has a receivable of $278,611 vis-à-vis a tenant named “Pianimpianti”. The lease agreement was entered into by Ellegi on April 1, 2009, and was subsequently assigned to Dieci. Pianimpianti, now a former tenant, has transferred its offices abroad and the injunction order could not be served. Accordingly, it is likely that Dieci will win the case, but unlikely that it will be able to collect its credit. Dieci Real Estate also filed a request to declare the bankruptcy of Pianimpianti but the request was rejected. As of date of this report, there are no updates.

iii. Lorenzon Engineering & Technology S.r.l.

The case derives from a contract entered into by Magfin and IGS on April 26, 2012, by virtue of which IGS undertook to realize certain renovation works on the property located in Buccinasco (MI), Via Lucania 2. IGS subcontracted the works to Lorenzon Engineering & Technology S.r.l. (“Lorenzon”) and Magfin guaranteed the obligations of IGS vis-à-vis Lorenzon. IGS contested the correct execution of certain works performed by Lorenzon and did not pay some of the amounts due. Lorenzon, in turn, requested the payment to Magfin, which refused, in light of the defects of the works. Lorenzon, however, obtained from the Court of Milan an injunction order vis-à-vis Magfin for the payment of an amount of $269,852. Magfin has challenged the order before the Court of Milan, however there can be no assurance that it will be successful. The first hearing was held on October 1, 2013. On November 27, 2013, Lorenzon obtained an injunction order against Magfin for the payment of $297,221. On December 9, 2013, Magfin filed an appeal to the order. On April 8, 2014, the judge upheld the ruling against Magfin for the payment of $297,221 plus $3,921 of legal fees. The amount was accrued in the 2013 consolidated financial statements.

Note 29 – Capital Management

The primary objective of the Group’s capital management is to ensure that it remains within its quantitative banking covenants and maintain a strong credit rating. No changes were made in the objectives, policies or processes during the year ended December 31, 2013. Prior to the Business Combination on September 30, 2013, the Company was operated as a blank check company (see note 1—Organization and plan of business operations) at the development stage.

Following the Business Combination, the Group monitors capital primarily using a loan-to-value ratio, which is calculated as the amount of outstanding debt divided by the valuation of the investment property portfolio. The Group’s policy is to keep its average loan-to-value ratio lower than 80%.

Banking covenants vary according to each loan agreement, but typically require that the loan-to-value ratio does not exceed 80% to 85%.

During the period, the Group did not breach any of its loan covenants, nor did it default on any other of its obligations under its loan agreements.

2013

Carrying amount of loans and borrowings	$50,932,013

External valuation of completed investment property	$72,877,131

Loan to value ratio	70%

Note 30 – Events After the Reporting Date

The Securities Purchase Agreement (“SPA”) the Company signed with Radiomarelli SA at a price of $9.10 per share for gross proceeds of $130 million was not completed by December 31, 2013, and therefore deemed terminated according to the terms on the SPA. The Purchase Agreement (“PA”) the Company and BHN entered into with Radiomarelli SA and Futurum Energy SA for an aggregate of 37.2 million ordinary shares was not completed by December 31, 2013. According the terms on the PA, either party can elect to terminate the agreement. On January 9, 2014, notwithstanding repeated assurances from Radiomarelli SA and Futurum Energy SA (together the "Sellers”) to the Company that the Sellers would promptly complete the terms of the previously announced Securities Purchase Agreement and Green Certificates Purchase Agreement, the Sellers have not provided the Company with a closing date to the previously disclosed transactions. Consequently, the Company is exploring the possibility of bringing appropriate legal action. The Sellers still have not provided the Company with a closing date to the previously disclosed transactions.

Separately on January 9, 2014, the Company approved a 24 month extension of the maturity date of the outstanding warrants and the reduction of the exercise price from $7.50 per share to $5 per share. As a result of the 24 months extension, the expiration date is amended to March 30, 2018.

On March 25, 2014, the Company entered into a series of Termination Agreements (each a “Termination Agreement” and collectively, the “Termination Agreements”) with BHN LLC (“BHN”) and certain persons named therein. The Termination Agreements terminate those certain Voting Agreements, each dated September 27, 2013, entered into in connection with the closing of the Company’s initial acquisition transaction on such date (the “Voting Agreements”). The Voting Agreements provided that, for the one year period following the closing of the acquisition transaction, the Company’s board of directors would consist of seven persons. In addition to terminating the Voting Agreements, the Termination Agreements provided that each party would pay its own costs in connection with the Termination Agreements.

Following the Termination Agreements, there is a management change by way of majority shareholder consent on May 5, 2014, to remove some members of the Board of Directors, and to appoint new Board members. Immediately following the new appointment of Board of Directors, the Board of Directors appointed a new interim CEO and interim CFO on May 8, 2014.

On July 1, 2014, all the non-interest bearing unsecured promissory notes amounted to $420,000 described in note 24 -- Related Party Transactions and $230,000 of reimbursable expenses owed to this director, and additional cash injection of $30,000 to the Company on June 26, 2014 by the director were converted to an interest bearing unsecured convertible promissory notes of $680,000 with an interest rate of 10% per annum, compounding annually. The notes mature on the earlier of (i) the date on which the Company liquidates and winds-up its affairs, or (ii) June 30, 2015. The convertible feature grants the payee the option to convert the principal sum and any unpaid interest for the lower of (1) $2.29 per share, or (2) the price per share of the Company’s next round of financing. In addition to the conversion of this aforementioned promissory note, the Company entered into four additional interest bearing unsecured convertible promissory notes which amounted to $160,000 with the same interest rate and convertible feature as the previously converted notes.

On May 10, 2014, the Company’s board of directors granted 62,000 stock options to an officer and a non-employee consultant.

