Form 20-F/A
period 2013-12-31
PRIME ACQUISITION CORP
filed 2015-05-22
CIK 1485922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

On May 18, 2015, the issuer had 2,428,532 ordinary shares outstanding.

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

This Amendment No. 2 to the Annual Report on Form 20-F of Prime Acquisition Corp. (the “Company”), is being filed solely to amend Items 5, 18 and 19 in order for the Company to correct certain errors in the recording of the Company’s business combination on September 30, 2013. Intangible assets and liabilities were incorrectly recognized in the purchase price allocation. The value of these intangible assets was already included in the valuation of the investment properties. In addition, the Company recorded the offsetting of amounts due to and due from the same party and reported the net amount in its 2013 consolidated financial statements prior to a legally enforceable agreement being reached. Accordingly, management has determined that these amounts should be presented on a gross basis.

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

Results of Operations

This section discusses our 2013 and 2012 financial results prepared under IFRS.

Years Ended December 31, 2013 and 2012

The information below is summarized from the audited financial statements for the years ended December 31, 2013 and 2012.

	2013	2012
	(as Restated)
Rental income	$1,374,728	$–
Other revenues	148,258	–
Total Revenues	1,522,986	–

Depreciation, amortization and bad debt provision	(59,295)	–
Impairment of goodwill	(6,914,458)	–
Other expenses	(4,689,037)	(1,120,793)
Total operating expenses	(11,662,790)	(1,120,793)
Operating loss	(10,139,804)	(1,120,793)

Finance income	53,648
Finance costs	(601,039)	–
Contingent consideration in connection with business combination	(5,157,951)	–
Interest earned from investment held in trust	3,868	31,919
Loss before tax	(15,841,278)	(1,088,874)

Deferred tax expense	(44,200)	–
Loss for the year	$(15,885,478)	$(1,088,874)

Foreign currency translation reserve	131,878	–
Total comprehensive loss for the year	$(15,753,600)	$(1,088,874)

Revenues: We did not engage in any substantive commercial business until the acquisition of the Subsidiaries on September 30, 2013, and as such there were no revenues prior to that date. The revenues for 2013 were for the period from the date of the acquisition to December 31, 2013, and are therefore not meaningful to compare to the 2012 results.

Expenses:

Bad debt provision on certain aged trade receivables accounted for the majority of the depreciation, amortization and bad debt provision ($41,176 out of a total of $59,295), followed by depreciation of tangible assets being $18,119.

Goodwill of $6,914,458 arising from the Business Combination was impaired at December 31, 2013. Approximately 52%, or about $2.4 million, of the Other Expenses (which totaled approximately $4.7 million) in 2013 were professional and legal expenses related to the Business Combination compared to 61%, or about $683,000, in 2012. These expenses are non-recurring. Day-to-day operating costs such as administrative, rent, staff, insurance and travel costs account for about 22.4% (or about $1.05 million) of Other Expenses, as compared to $220,000, or about 20% of the total expenses in 2012. We incurred $154,343 stock option expenses in 2013 versus $180,750 in 2012.

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

Balance Sheet

In connection with the acquisition of the Subsidiaries, we have approximately $73.1 million worth of non-current assets. Investment properties, calculated using discounted cash flow method by an independent qualified professional valuation expert, stood at $72,877,131 in 2013.

Trade Receivables at the end of 2013 was $5,177,133, net of allowance for bad debts. Mr. Cesare Lanati owed $3,209,940 to the Subsidiaries for certain expenses paid by the Subsidiaries on his behalf.

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

The $9,245,727 of trade and other payables consist largely of $2.3 million of accrued expenses incurred by Prime with its service providers, and trade and trade accounts payables of $3.0 million were incurred by the Subsidiaries. The Subsidiaries also owed $3,773,041 to Mr. Cesare Lanati for regular maintenance and other services.

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

	Prime Acquisition Corp. and Subsidiaries	Subsidiaries	Combined pro-forma
	For the year ended December 31, 2013 (audited, as restated)	For the period January 1, 2013 - September 30, 2013 (unaudited)	For the year ended December 31, 2013 (unaudited, as Restated)
Revenues	$1,522,986	$7,865,495	$9,388,481
Other expenses:
Depreciation, amortization and bad debt provision	(59,295)	(1,054,242)	(1,113,537)
Impairment of goodwill	(6,914,458)	–	(6,914,458)
Other expenses	(4,689,037)	(2,582,546)	(7,271,583)
Operating profit (loss)	(10,139,804)	4,228,707	(5,911,097)
Finance income	53,648	894,224	947,872
Finance costs	(601,039)	(1,917,601)	(2,518,640)
Contingent consideration in connection with business combination	(5,157,951)	–	(5,157,951)
Other interest earned	3,868	–	3,868
Loss before tax	(15,841,278)	3,205,330	(12,635,948)
Deferred tax expense	(44,200)	(82,459)	(126,659)
Net Loss for the period	$(15,885,478)	$3,122,871	$(12,762,607)

On a non-IFRS measures basis we would have received $9,388,481 (as Restated) in revenues for the whole year and incurred about $15.30 million (as Restated) in expenses, of which $6.91 million ( as Restated) was impairment of goodwill and about $2.7 million (as Restated) was business combination related fees incurred with professional service providers. Operating loss would have been $5,911,097 (as Restated), and net of financing related costs and contingent consideration in connection with business combination, losses before tax would have been about $12.64 million (as Restated). Net loss for the period would have been $12.76 million (as Restated).

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

PART II

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide Restated financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The Restated financial statements are filed as part of this annual report beginning on page F-1.

EXHIBITS

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association(1)
1.2	Amendment to Amended and Restated Articles of Association(2)
2.1	Specimen Unit Certificate(1)
2.2	Specimen Ordinary Share Certificate(1)
2.3	Specimen Public Redeemable Warrant Certificate(1)
2.4	Specimen Founder Warrant Certificate(1)
2.5	Specimen Placement Warrant Certificate(1)
2.6	Form of Warrant Agreement(1)
2.7	Form of Unit Purchase Option(1)
4.1	Form of Underwriting Agreement(1)
4.2	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders(1)
4.3	Promissory Note dated March 25, 2010 by the Registrant to Diana Chia-Huei Liu(1)
4.4	Promissory Note dated March 25, 2010 by the Registrant to William Tsu-Cheng Yu(1)
4.5	Promissory Note dated November 10, 2010 by the Registrant to Diana Chia-Huei Liu(1)
4.6	Promissory Note dated November 10, 2010 by the Registrant to William Tsu-Cheng Yu(1)
4.7	Promissory Note, dated as of February 10, 2010, issued to Diana Liu(1)
4.8	Promissory Note, dated as of February 10, 2010, issued to William Yu(1)
4.9	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to Diana Liu(1)
4.10	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to William Yu(1)
4.11	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to Diana Liu(1)
4.12	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to William Yu(1)
4.13	Promissory Note, dated as of May 3, 2012, issued to William Yu(2)
4.14	Promissory Note, dated as of November 1, 2012, issued to William Yu(2)
4.15	Promissory Note, dated as of February 12, 2013, issued to William Yu(2)
4.16	Promissory Note, dated as of March 4, 2013, issued to William Yu(2)
4.17	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founders(1)
4.18	Form of Registration Rights Agreement among the Registrant and the Founders(1)
4.19	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Amy Lau(1)
4.20	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Carolyne Yu(1)
4.21	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dane Chauvel(1)
4.22	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dave Sagar(1)
4.23	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Elizabeth Pulchny(1)
4.24	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and John Chase(1)
4.25	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Lance Wei(1)

Exhibit No.	Description
4.26	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Rebecca Poon(1)
4.27	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Dane Chauvel(1)
4.28	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Jason Wang(1)
4.29	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and HuiKai Yan(1)
4.30	Stock Option Agreement, dated as of March 21, 2012, between the Registrant and George Kaufman(3)
4.31	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio(2)
4.32	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and CNH Diversified Opportunities Master Account, L.P.(2)
4.33	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Opportunistic Premium Offshore Fund, L.P. (2)
4.34	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Diversified Arbitrage Fund(2)
4.35	Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries(4)
4.36	Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Seba S.r.l., Francesco Rotondi and Giuseppe Pantaleo(5)
4.37	Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Nova S.r.l., Francesco Rotondi and Luca Massimo Failla(5)
4.38	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Delfin S.r.l., Davide Rigamonti, Cesare Lanati and G.S.I. S.r.l.(6)
4.39	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, SIM S.r.l., G.S.I. S.r.l. and Bell Real Estate S.r.l. (6)
4.40	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Dieci Real Estate S.r.l., ELLEGI S.r.l. and G.S.I. S.r.l. (6)
4.41	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, ELLEGI S.r.l., Bell Real Estate S.r.l. and Stefano Lanati(6)
4.42	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, G.S.I. S.r.l., Bell Real Estate S.r.l. and IGS S.r.l. (6)
4.43	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Magfin S.r.l., Bell Real Estate S.r.l., G.S.I. S.r.l. (6)
4.44	Letter of Intent, dated July 3, 2013, by and among Prime Acquisition Corp., Union European Concept Futurum Geie, Radiomarelli SA(6)
4.45	Purchase Agreement, dated August 30, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC and Futurum Enegry S.A.(7)
4.46	Purchase Agreement, dated August 30, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC and Radiomarelli S.A. (7)
4.47	Transaction Value Agreement, dated as of September 30, 2013 by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l. and the Bell Group holders named therein. (8)
4.48	[Reserved]
4.49	Transaction Value Agreement, dated as of September 30, 2013 by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l. and the Nova holders named therein. (8)
4.50	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Seba) (8)
4.51	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Nova) (8)
4.52	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Delfin) (8)
4.53	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (SIM) (8)
4.54	[Reserved]
4.55	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (ELLEGI) (8)
4.56	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (G.S.I.) (8)

Exhibit No.	Description
4.57	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Magfin) (8)
4.58	Registration Rights Agreement, dated September 27, 2013, by and among Prime Acquisition Corp., BHN LLC, and the investors named therein(8)
4.59	Amendment, dated September 11 ,2013, to Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Seba S.r.l., Francesco Rotondi and Giuseppe Pantaleo(8)
4.60	Amendment, dated September 11, 2013, to Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Nova S.r.l., Francesco Rotondi and Luca Massimo Failla(8)
4.61	Amendment, dated September 27, 2013, to Bell Group Stock Purchase Agreements(8)
4.62	Amendment, dated September 27, 2013, to Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries(8)
4.63	Promissory Note, dated as of September 30, 2013, issued to Chardan Capital Markets(8)
4.64	Promissory Note, dated as of May 27, 2014, issued to Diana Liu*
4.65	Promissory Note, dated as of July 1, 2014, issued to Diana Liu*
4.66	Promissory Note, dated as of July 31, 2014, issued to Diana Liu*
4.67	Promissory Note, dated as of August 15, 2014, issued to Diana Liu*
4.68	Stock Option Agreement, dated as of May 10, 2014, between the Registrant and Andrea Crespi Bel’skij*
4.69	Stock Option Agreement, dated as of May 10, 2014, between the Registrant and Amy Lau*
8.1	List of Subsidiaries(8)
11.1	Code of Ethics(1)
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Letter from Marcum Bernstein & Pinchuk LLP, dated March 20, 2014 (9)

*	Previously Filed
(1)	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-171777).
(2)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2013.
(3)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2012.
(4)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on May 24, 2013.
(5)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on June 27, 2013.
(6)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on July 16, 2013.
(7)	Incorporated by reference to Amendment No. 1 the Schedule TO/A of the registrant, filed on September 6, 2013.
(8)	Incorporated by reference to the Shell Company Report on Form 20-F of the registrant, filed on September 30, 2013.
(9)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-Kof the registrant, filed on March 20, 2014.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.

May 21, 2015	By:	/s/ William Tsu-Cheng Yu
	Name:	William Tsu-Cheng Yu
	Title:	Interim Chief Executive Officer

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

As described in Note 2 – Restatement of Previously Issued Financial Statements, the Company has restated its consolidated financial statements for 2013.

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

/s/ WeiserMazars LLP

New York, New York

September 8, 2014, except for Note 2, Note 5 (paragraphs 3, 4 and 7), Note 8, Note 9, Note 13 (paragraph 7), Note 16 and Note 25, as to which the date is May 21, 2015)

Report of Independent Registered Public Accounting Firm

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

Shandong Haoxin Certified Public Accountants Co., Ltd

Shandong, PRC

September 8, 2014

Prime Acquisition Corp.

Consolidated statements of loss and comprehensive loss

For the years ended December 31,

	Notes	2013 (As restated)(1)	2012

Rental income		$1,374,728	$–
Other revenues		148,258	–
Total Revenues		1,522,986	–

Depreciation, amortization and bad debt provision	8	(59,295)	–
Impairment of goodwill	9	(6,914,458)	–
Other expenses	10	(4,689,037)	(1,120,793)
Total operating expenses		(11,662,790)	(1,120,793)
Operating loss		(10,139,804)	(1,120,793)

Finance income	11	53,648	–
Finance costs	11	(601,039)	–
Contingent consideration in connection with business combination	5	(5,157,951)	–
Interest earned from investment held in trust		3,868	31,919
Loss before tax		(15,841,278)	(1,088,874)

Deferred tax expense	19	(44,200)	–
Loss for the year		$(15,885,478)	$(1,088,874)

Loss for the year		$(15,885,478)	$(1,088,874)

Foreign currency translation reserve		131,878	–

Total comprehensive loss for the year		$(15,753,600)	$(1,088,874)

Weighted average number of ordinary shares outstanding - basic and diluted		3,037,806	4,894,983

Basic and diluted net loss per ordinary share		$(5.23)	$(0.22)

(1) For discussion on the restatement adjustments, see note 2 — Restatement of Previously Issued Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements

Prime Acquisition Corp.

Consolidated statements of financial position

As at December 31,

	Notes	2013 (As restated)(1)	2012	January 1, 2012
ASSETS

Non-current assets
Property and equipment, net	14	$265,757	$3,595	$2,294
Investment properties	15	72,877,131	–	–
Total non-current assets		73,142,888	3,595	2,294

Current assets
Prepaid expenses and other current assets		92,154	8,039	30,810
Trade and other receivables, net	16	5,177,133	–	–
Cash held in trust account		–	36,620,933	36,627,014
Cash and cash equivalents	17	133,414	7,411	68,966
Total current assets		5,402,701	36,636,383	36,726,790
TOTAL ASSETS		$78,545,589	$36,639,978	$36,729,084

EQUITY AND LIABILITIES

Equity
Ordinary shares, $.001 par value (Authorized 50,000,000 shares; 3,179,721 shares issued and outstanding at December 31, 2013; 4,894,983 shares issued and outstanding at December 31, 2012 and January 1, 2012)		$3,180	$1,863	$1,863
Share premium		19,958,593	5,890,921	5,685,171
Retained deficit		(17,499,473)	(1,613,995)	(525,121)
Foreign currency translation reserve		131,878	–	–
Total equity		2,594,178	4,278,789	5,161,913

Liabilities
Non-current liabilities
Ordinary shares, subject to possible redemption 3,031,969 shares at $10.02 per share at December 31, 2012 and January 1, 2012	1	–	30,380,329	30,380,329
Loans and borrowings, less current portion	20, 21	45,428,789	–	–
Deferred tax liabilities	19	5,399,745	–	–
Tenant security deposits		1,273,452	–	–
Total non-current liabilities		52,101,986	30,380,329	30,380,329

Current liabilities
Deferred underwriters fees		–	1,022,833	1,022,833
Notes payable to stockholders	24	420,000	60,000	–
Due to related party	24	426,959	275,771	83,184
Loans and borrowings	20, 21, 23	5,503,242	–	–
Trade and other payables	25	9,245,727	622,256	80,825
Corporate tax liabilities		1,461,156	–	–
Derivative financial liabilities	26	1,141,314	–	–
Contingent consideration in connection with business combination	5	5,157,951	–	–
Provisions	22	493,076	–	–
Total current liabilities		23,849,425	1,980,860	1,186,842
Total liabilities		75,951,411	32,361,189	31,567,171

TOTAL EQUITY AND LIABILITIES		$78,545,589	$36,639,978	$36,729,084

(1) For discussion on the restatement adjustments, see note 2 — Restatement of Previously Issued Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements

Prime Acquisition Corp.

Consolidated statements of changes in equity

For the period from January 1, 2012 to December 31, 2013 (Restated)

					Foreign
					Currency
	Ordinary Shares		Share	Retained	Translation	Total
	Shares	Amount	Premium	Deficit	Reserve	Equity
Balance at January 1, 2012	4,894,983	$1,863	$5,685,171	$(525,121)	$–	$5,161,913

Non-employee stock based compensation	–	–	180,750	–	–	180,750

Reversal of over-accrual of offering costs	–	–	25,000	–	–	25,000

Loss for the year	–	–	–	(1,088,874)	–	(1,088,874)

Balance at December 31, 2012	4,894,983	1,863	5,890,921	(1,613,995)	–	4,278,789

IPO shares redeemed in connection with tender offer	(3,008,955)	–	–	–	–	–

Shares issued for non-employee services rendered	30,000	30	299,970	–	–	300,000

IPO shares redeemed in connection with tender offer	(1)	–	–	–	–	–

Proceeds from 23,013 IPO shares not redeemed in connection with final tender offer	–	23	230,577	–	–	230,600

Ordinary shares issued in connection with the business combination	1,719,317	1,719	18,841,995	–	–	18,843,714

Exercise of put option	(508,123)	(508)	(5,643,744)	–	–	(5,644,252)

Beneficial conversion feature on convertible promissory note	–	–	184,584	–	–	184,584

Foreign currency translation reserve	–	–	–	–	131,878	131,878

Non-employee stock options exercised	52,500	53	(53)	–	–	–

Non-employee stock based compensation	–	–	154,343	–	–	154,343

Loss for the year(1)	–	–	–	(15,885,478)	–	(15,885,478)

Balance at December 31, 2013(1)	3,179,721	$3,180	$19,958,593	$(17,499,473)	$131,878	$2,594,178

(1) For discussion on the restatement adjustments, see note 2 — Restatement of Previously Issued Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements

Prime Acquisition Corp.

Consolidated statements of cash flows

For the years ended December 31,

	2013 (As restated)(1)	2012
Cash flows from operating activities
Loss for the year	$(15,885,478)	$(1,088,874)
Adjustments to loss for non-cash items
Shared-based payments	454,343	180,750
Derivatives fair value adjustment	(50,649)	–
Goodwill impairment	6,914,458	–
Depreciation and amortization	18,119	815
Provision for bad debt	41,176	–
Provision related to legal dispute	300,000	–
Contingent consideration in connection with business combination	5,157,951	–
Finance costs	601,039	–
	(2,449,041)	(907,309)
Working capital adjustments
Prepaid expenses and other current assets	309	22,771
Trade and other receivables	(3,149,722)	–
Trade and other payables	5,547,821	566,431
Tenant security deposits	(69,623)	–
Corporate tax liabilities	(63,411)	–
Cash generated from operations	(183,667)	(318,107)
Finance costs paid	(400,540)	–
Net cash (used in) generated by operating activities	(584,207)	(318,107)

Cash flows from investing activities
Transfer from trust to operating account	36,624,800	–
Interest received on trust account	(3,867)	6,081
Cash acquired on acquisition	181,461	–
Purchases of property and equipment	(4,820)	(2,116)
Net cash generated by investing activities	36,797,574	3,965

Cash flows from financing activities
Advances from related party	151,188	192,587
Payment to underwriters	(240,000)	–
Proceeds from notes payable to stockholders	360,000	60,000
Proceeds from line of credit, net	565,359	–
Repayment on finance leases and loans	(1,128,680)	–
Redemption of ordinary shares	(30,149,729)	–
Payment of put option	(5,644,252)	–
Net cash (used in) generated by financing activities	(36,086,114)	252,587

Effect of exchange rates on cash and cash equivalents	(1,250)	–

Net increase (decrease) in cash and cash equivalents	126,003	(61,555)

Cash and cash equivalents at beginning of year	7,411	68,966
Cash and cash equivalents at end of year	$133,414	$7,411

(1) For discussion on the restatement adjustments, see note 2 — Restatement of Previously Issued Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Corporate Information and Plan of Business Operations

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

On February 25, 2013, the Company, BHN LLC (“BHN” or “Manager”) and certain funds affiliated with AQR Capital Management, LLC (collectively, the “AQR Funds”) entered into agreements, pursuant to which the Company has granted the AQR Funds a put option to sell an aggregate of 535,000 ordinary shares at a price of $10.55 per share for a period of four months following completion of the Business Combination to the Company (see note 5 – Business Combinations and Goodwill). Pursuant to the agreements and in exchange for receiving the put right, the AQR Funds agreed not to tender any shares held by them in the Extension Tender Offer or in any future issuer tender offer that the Company may conduct in connection with a business combination. In connection with the put arrangement, the Company paid the AQR Funds a fee of $0.10 per share (an aggregate of $53,500) and paid an additional fee of $0.20 per share (an aggregate of $107,000) on the three month anniversary of the execution of the put agreements. Chardan Capital Markets, LLC received a fee of $0.20 per share (an aggregate of $107,000) upon closing of the Business Combination. The parties also agreed to place $10.02 per share (an aggregate of $5,360,700) into escrow following completion of the Business Combination until the put rights are exercised or expire. As of December 31, 2013, AQR Funds had exercised its put right to 508,123 shares at $10.55 per share and received the payment of $5,360,700.

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

On June 22, 2013 and July 9, 2013 the Company entered into definitive agreements to acquire certain real estate assets in Italy, as more fully described below in note 5 – Business Combinations and Goodwill, and note 15 – Investment Properties.

On August 12, 2013, the Company issued a Tender Offer to purchase up to 23,014 of its ordinary shares, par value $0.001 per share, at a purchase price of $10.02 per share, net to the seller in cash, without interest which expired on September 27, 2013. One share was tendered as a result of the Tender Offer. On September 30, 2013, the Company consummated the Business Combination, through Prime BHN Luxembourg S.ar.l (a Luxembourg company and wholly-owned subsidiary of the Company), by acquiring 100% of Seba S.r.l. (“Seba”), Nova S.r.l. (“Nova”), Delfin S.r.l. (“Delfin”), SIM S.r.l. (“SIM”), Dieci Real Estate S.r.l. (“Dieci”), Ellegi S.r.l. (“Ellegi”), G.S.I. S.r.l. (“GSI”), Magfin S.r.l. (“Magfin”), all are Italian limited liability companies (collectively the “Subsidiaries”) for an aggregate of 1,719,317 ordinary shares. As a result, immediately following consummation of the Business Combination, the Company had a total of 3,635,344 ordinary shares outstanding. In connection to the closing of the Business Combination, the Company’s initial portfolio comprised of eleven properties. All of the properties in the portfolio are commercial real estate assets based in Italy. See note 5 -- Business Combination and Goodwill and note 15 -- Investment Properties.

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

Note 2 – Restatement of Previously Issued Financial Statements

The Company has restated its consolidated statements of loss and comprehensive loss for the year ended December 31, 2013, and its consolidated statement of financial position as of December 31, 2013, consolidated statements of changes in equity and cash flows for the period from January 1, 2013 to December 31, 2013, along with certain related notes to such restated consolidated financial statements.

After the Company’s Board of Directors and management discussed with its current and predecessor auditors, on April 24, 2015 determined that reliance should not be placed on its consolidated financial statements for the year ended December 31, 2013 and the restatement was necessary to correct certain errors in the recording of the Company’s Business Combination on September 30, 2013. Intangible assets and liabilities were incorrectly recognized in the purchase price allocation. The value of these intangible assets was already included in the valuation of the investment properties. This correction does not affect the Company’s underlying business operations.

In addition, the Company has recorded the offsetting of amounts due to and due from the same party, and reported the net amount in its 2013 consolidated financial statements before a legally enforceable agreement has been reached. Accordingly, management has determined that these amounts should be presented on a gross basis.

Error corrections

(a)	Business combination and Goodwill

The Company identified that the intangible assets and liabilities were incorrectly recognized in the purchase price allocation. The value of these intangible assets was already included in the valuation of the investment properties.

(1)	The Company identified the net intangible assets of $5,700,127 and net below-market leases liability of $694,908, and the related intangible assets amortization of $125,532, and below-market leases liability amortization of $7,841 were improperly recorded. As restated, these amounts were reversed and reclassified into goodwill. As a result, the total goodwill recognized was increased from $1,791,548 to $6,914,458 .

(2)	In connection with the $5,122,911 increase in goodwill, it was then expensed as impairment of goodwill on the consolidated statements of loss and comprehensive loss, bringing the total impairment of goodwill from $1,791,548 to $6,914,458 , and loss for the year from $10,880,259 to $15,885,478. The basic and diluted net loss per ordinary share increased from $3.58 to $5.23.

(b)	Offsetting of Trade and other receivable and Trade and other payables

During 2013, the Company offset $3,209,940 of amounts due from Lanati against amounts due to Lanati of $3,773,041, and reported amounts due to Lanati for $563,101. Lanati was one of the sellers of the investment properties and a current shareholder of the Group. The Group and Lanati had the intention to settle on a net basis, however, a legally enforceable agreement has not been reached as at December 31, 2013. Accordingly, management has determined that these amounts should be presented on a gross basis. As a result of this correction, the total assets and total liabilities on the consolidated statements of financial position each increased by $3,290,940. This correction has no effect on the loss for the year, net loss per ordinary share or equity at December 31, 2013.

(c)	Other changes

In addition to the restatement of the consolidated financial statements, the Company also restated the following notes for the year ended December 31, 2013 to reflect the error corrections noted above.

(1)	Note 5 – Business Combinations and Goodwill

(2)	Note 8 – Depreciation, Amortization and Bad Debt Provision

(3)	Note 9 – Impairment of Goodwill

(4)	Note 13 – Loss per share

(5)	Note 16 -- Trade and Other Receivables

(6)	Note 25 -- Trade and Other Payables

The following tables present the combined impact of all changes, as described above, to the applicable line items in the consolidated financial statements to the Company’s previously reported consolidated financial statements for the year ended December 31, 2013:

2013 Restated consolidated statements of loss and comprehensive loss

	December 31, 2013
	As Previously Reported	Restatement Adjustments		As Restated
Rental income	$1,374,728	$–		$1,374,728
Other revenues	148,258	–		148,258
Total Revenues	1,522,986	–		1,522,986

Depreciation, amortization and bad debt provision	(176,986)	117,691	(1)	(59,295)
Impairment of goodwill	(1,791,548)	(117,691)	(1)	(6,914,458)
		(5,005,219)	(2)
Other expenses	(4,689,037)	–		(4,689,037)
Total operating expenses	(6,657,571)	(5,005,219)		(11,662,790)
Operating loss	(5,134,585)	(5,005,219)		(10,139,804)

Finance income	53,648	–		53,648
Finance costs	(601,039)	–		(601,039)
Contingent consideration in connection with business combination	(5,157,951)	–		(5,157,951)
Interest earned from investment held in trust	3,868	–		3,868
Loss before tax	(10,836,059)	(5,005,219)		(15,841,278)

Deferred tax expense	(44,200)	–		(44,200)
Loss for the year	$(10,880,259)	$(5,005,219)		$(15,885,478)

Loss for the year	$(10,880,259)	$(5,005,219)		$(15,885,478)

Foreign currency translation reserve	131,878	–		131,878

Total comprehensive loss for the year	$(10,748,381)	$(5,005,219)		$(15,753,600)

Weighted average number of ordinary shares outstanding - basic and diluted	3,037,806	3,037,806		3,037,806

Basic and diluted net loss per ordinary share	$(3.58)	$(1.65)		$(5.23)

(1)	As disclosed above, this amount has been reclassified from depreciation, amortization and bad debt provision to impairment of goodwill.
(2)	As disclosed above, this amount is the additional goodwill reclassified from net intangible assets and net below-market leases liability, and then expensed as impairment of goodwill.

2013 Restated consolidated statement of financial position

	December 31, 2013
	As Previously Reported	Restatement Adjustments		As Restated
ASSETS

Non-current assets
Property and equipment, net	$265,757	$–		$265,757
Investment properties	72,877,131	–		72,877,131
Intangible assets, net	5,700,127	(5,700,127)	(1)	–
Total non-current assets	78,843,015	(5,700,127)		73,142,888

Current assets
Prepaid expenses and other current assets	92,154	–		92,154
Trade and other receivables, net	1,967,193	3,209,940	(2)	5,177,133
Cash held in trust account	–	–		–
Cash and cash equivalents	133,414	–		133,414
Total current assets	2,192,761	3,209,940		5,402,701
TOTAL ASSETS	$81,035,776	$(2,490,187)		$78,545,589

EQUITY AND LIABILITIES

Equity
Ordinary shares, $.001 par value (Authorized 50,000,000 shares; 3,179,721 shares issued and outstanding at December 31, 2013; 4,894,983 shares issued and outstanding at December 31, 2012 and January 1, 2012)	$3,180	$–		$3,180
Share premium	19,958,593	–		19,958,593
Retained deficit	(12,494,254)	(5,005,219)	(1)	(17,499,473)
Foreign currency translation reserve	131,878	–		131,878
Total equity	7,599,397	(5,005,219)		2,594,178

Liabilities
Non-current liabilities
Ordinary shares, subject to possible redemption 3,031,969 shares at $10.02 per share at December 31, 2012 and January 1, 2012	–	–		–
Loans and borrowings, less current portion	45,428,789	–		45,428,789
Below market leases, net	694,908	(694,908)	(1)	–
Deferred tax liabilities	5,399,745	–		5,399,745
Tenant security deposits	1,273,452	–		1,273,452
Total non-current liabilities	52,796,894	(694,908)		52,101,986

Current liabilities
Notes payable to stockholders	420,000	–		420,000
Due to related party	426,959	–		426,959
Loans and borrowings	5,503,242	–		5,503,242
Trade and other payables	6,035,787	3,209,940	(2)	9,245,727
Corporate tax liabilities	1,461,156	–		1,461,156
Derivative financial liabilities	1,141,314	–		1,141,314
Contingent consideration in connection with business combination	5,157,951	–		5,157,951
Provisions	493,076	–		493,076
Total current liabilities	20,639,485	3,209,940		23,849,425
Total liabilities	73,436,379	2,515,032		75,951,411

TOTAL EQUITY AND LIABILITIES	$81,035,776	$(2,490,187)		$78,545,589

(1)	As disclosed above, these items are reclassifying the net intangible assets and net below-market leases liability to goodwill, and then expensed as impairment of goodwill.
(2)	As disclosed above, these items are correcting the offsetting of Trade and other receivable and Trade and other payables related to Lanati.

Restated consolidated statement of cash flows

	December 31, 2013
	As Previously Reported	Restatement Adjustments		As Restated
Cash flows from operating activities
Loss for the year	$(10,880,259)	$(5,005,219)	(1)	$(15,885,478)
Adjustments to loss for non-cash items
Shared-based payments	454,343	–		454,343
Derivatives fair value adjustment	(50,649)	–		(50,649)
Goodwill impairment	1,791,548	5,122,910	(1)	6,914,458
Depreciation and amortization	135,810	(117,691)	(1)	18,119
Provision for bad debt	41,176	–		41,176
Provision related to legal dispute	300,000	–		300,000
Contingent consideration in connection with business combination	5,157,951	–		5,157,951
Finance costs	601,039	–		601,039
	(2,449,041)	–		(2,449,041)
Working capital adjustments
Prepaid expenses and other current assets	309	–		309
Trade and other receivables	60,218	(3,209,940)	(2)	(3,149,722)
Trade and other payables	2,337,881	3,209,940	(2)	5,547,821
Tenant security deposits	(69,623)	–		(69,623)
Corporate tax liabilities	(63,411)	–		(63,411)
Cash generated from operations	(183,667)	–		(183,667)
Finance costs paid	(400,540)	–		(400,540)
Net cash (used in) generated by operating activities	(584,207)	–		(584,207)

Cash flows from investing activities
Transfer from trust to operating account	36,624,800	–		36,624,800
Interest received on trust account	(3,867)	–		(3,867)
Cash acquired on acquisition	181,461	–		181,461
Purchases of property and equipment	(4,820)	–		(4,820)
Net cash generated by investing activities	36,797,574	–		36,797,574

Cash flows from financing activities
Advances from related party	151,188	–		151,188
Payment to underwriters	(240,000)	–		(240,000)
Proceeds from notes payable to stockholders	360,000	–		360,000
Proceeds from line of credit, net	565,359	–		565,359
Repayment on finance leases and loans	(1,128,680)	–		(1,128,680)
Redemption of ordinary shares	(30,149,729)	–		(30,149,729)
Payment of put option	(5,644,252)	–		(5,644,252)
Net cash (used in) generated by financing activities	(36,086,114)	–		(36,086,114)

Effect of exchange rates on cash and cash equivalents	(1,250)	–		(1,250)

Net increase (decrease) in cash and cash equivalents	126,003	–		126,003

Cash and cash equivalents at beginning of year	7,411	–		7,411
Cash and cash equivalents at end of year	$133,414	$–		$133,414

(1)	These adjustments reflect the effect of reclassifying the net intangible assets and net below-market leases liability to goodwill, and then expensed as impairment of goodwill.
(2)	These items are correcting the offsetting of Trade and other receivables and Trade and other payables related to Lanati.

Note 3 – Basis of Presentation

(a)	Statement of compliance

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

Note 4 – Significant Accounting Policies

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

There are currently no intangible assets identified in the Company’s consolidated financial statements. If intangible assets are identified under certain circumstances, they are amortized according to the nature of the intangible assets.

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

Note 5 – Business Combinations and Goodwill (As Restated)

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

The Subsidiaries’ assets and liabilities are measured at their acquisition-date fair value. The purchase price is allocated over the fair value of assets acquired and liabilities assumed with any excess of purchase price over the fair value of net assets acquired allocated to goodwill. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

Assets acquired and liabilities assumed

The fair value of the identifiable assets and liabilities of the Subsidiaries as at the date of acquisition were:

Fair value recognized on date of acquisition
Investment properties	$71,586,615
Machinery & other equipment	272,710
Current assets	650,207
72,509,532
Loans and borrowings	51,141,017
Trade and other payables	4,713,958
Tenant security deposits	1,343,075
Corporate tax liabilities	1,981,326
Derivative financial liabilities	1,400,900
Total identifiable net assets at fair value	11,929,256
Goodwill arising on acquisition	6,914,458
Purchase consideration transferred	$18,843,714

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

The goodwill of $6,914,458  consists of the amount the Company considered to be in excess of the Subsidiaries’ fair value. None of the goodwill is expected to be deductible for tax purposes.

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

Note 6 – Financial Instruments – Risk Management

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

Note 7 – Operating Leases – Group as Lessor

The Group has entered into leases on its property portfolio. The commercial property leases typically have lease terms between 6 and 9 years and include clauses to enable periodic upward revision of the rental charge according to prevailing market conditions. Some leases contain options to terminate before the end of the lease term.

Future minimum rental receivable under non-cancellable operating leases as of December 31, 2013 are as follows:

2013
Within 1 year	$5,102,496
After year 1, but not more than 5 years	19,068,156
More than 5 years	6,889,093
Total	$31,059,745

Note 8 – Depreciation, Amortization and Bad Debt Provision (As Restated)

Details of depreciation, amortization and bad debt provision are as follows:

2013
Depreciation of tangible assets	18,119
Bad debt provision	41,176
Total depreciation, amortization and bad debt provision	$59,295

Note 9 – Impairment of Goodwill (As Restated)

All goodwill arising on acquisition which amounted to $6,914,458  was deemed impaired during the annual impairment test at December 31, 2013. See note 5 – Business Combinations and Goodwill for detail.

Note 10 – Other Expenses

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

Note 11 – Finance Income and costs

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

Note 12 – Supplemental Information

Other supplemental information consists of:

2013
1,719,317 ordinary shares issued in connection with business combination	$18,843,714

Conversion of deferred underwriter fees to note payable to underwriters	$889,833

Note 13 – Loss per share (As Restated)

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

The warrants and options are excluded from the computation of fully diluted loss per share as their effect is anti-dilutive.

The following reflects the loss and share data used in the basic and diluted loss per share calculations:

	2013	2012
Loss for the year	$(15,885,478)	$(1,088,874)

Weighted average number of ordinary shares outstanding – basic and diluted	3,037,806	4,894,983

Basic and diluted net loss per ordinary share	$(5.23)	$(0.22)

Note 14 – Property and equipment

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

Note 15 – Investment Properties

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

Note 16 – Trade and Other Receivables (As Restated)

Trade and other receivables consist of the following at December 31, 2013:

2013
Trade receivables	$1,907,789
Less: bad debt provision	(877,842)
Trade receivables, net	1,029,947
Other receivables (unbilled revenue and maintenance charges)	937,246
Due from Lanati	3,209,940
Total trade and other receivables, net	$5,177,133

Lanati performs maintenance and other services for the Group’s investment properties. The Group leases office and parking spaces to Lanati and pays certain expenses on Lanati’s behalf. The amount due from Lanati represents the amount due at December 31, 2013. The amount due to Lanati was $3,773,041 at December 31, 2013 (see note 25 – Trade and Other Payables). Lanati was one of the sellers of the investment properties and a current shareholder of the Group.

Movements on the Group’s bad debt provision are as follows:

2013
At January 1	$1,070,890
Provided during the year	451
Receivable written off during the year as uncollectible	–
Unused amount reversed	(193,499)
At December 31	$877,842

Note 17 – Cash and Cash Equivalents

Cash and cash equivalents comprises:

Description	2013	2012
Cash at bank	$132,773	$7,411
Cash on hand	641	–
Total cash and cash equivalents	$133,414	$7,411

Note 18 – Shareholders’ Equity

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share.

As of December 31, 2013 and 2012, there were 3,179,721 and 4,894,983 ordinary shares outstanding, respectively.

Note 19 – Deferred Taxes

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

Note 21 – Finance Leases

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

Note 22 – Provisions

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

Note 24 – Related Party Transactions and Balances

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

Note 25 – Trade and Other Payables (As Restated)

Details of the balance sheet item trade and other payables:

	2013	2012
Accrued expenses	$2,274,075	$622,256
Interest payables	15,915	–
Trade accounts payables	3,041,939	–
Due to Lanati	3,773,041	–
Other payables - social security payments	140,757	–
Total trade and other payables	$9,245,727	$622,256

Book values approximate to fair value at December 31, 2013.

Note 26 – Derivative Financial Instruments

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

The fair value assigned to the vested increments of these awards was estimated at the grant date of the non-employee stock options using the Black-Scholes option-pricing model with the following assumptions:

For the year ended
December 31, 2012
Stock Price	$9.50 - $11.38
Risk-free interest rate	0.56% - 1.22%
Expected term (in years)	4.44
Weighted average expected stock price volatility	62.23%
Expected dividend yield	0%
Weighted average grant-date fair value of options granted	$9.6727

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

