Form 20-F
period 2014-12-31
PRIME ACQUISITION CORP
filed 2016-01-15
CIK 1485922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Telephone: 408-621-8345
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

On December 31, 2015, the issuer had 2,040,451 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

TABLE OF CONTENTS

PART I			5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		5
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		5
ITEM 3.	KEY INFORMATION		5
	A.	Selected Financial Data	5
	B.	Capitalization and Indebtedness	6
	C.	Reasons for the Offer and Use of Proceeds	6
	D.	Risk Factors	6
ITEM 4.	INFORMATION ON THE COMPANY		14
	A.	History and Development of the Company	14
	B.	Business Overview	15
	C.	Organizational Structure	17
	D.	Property, Plant and Equipment	17
ITEM 4A.	UNRESOLVED STAFF COMMENTS		19
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		19
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		26
	A.	Directors and Senior Management	26
	B.	Compensation	28
	C.	Board Practices	29
	D.	Employees	29
	E.	Share Ownership	29
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		29
	A.	Major Shareholders	29
	B.	Related Party Transactions	30
	C.	Interests of Experts and Counsel	31
ITEM 8.	FINANCIAL INFORMATION		31
	A.	Consolidated Statements and Other Financial Information.	31
	B.	Significant Changes.	31
ITEM 9.	THE OFFER AND LISTING		31
	A.	Offer and Listing Details.	31
	B.	Plan of Distribution	32
	C.	Markets	32
	D.	Selling Shareholders	33
	E.	Dilution	33
	F.	Expenses of the Issue	33
ITEM 10.	ADDITIONAL INFORMATION		33
	A.	Share Capital	33
	B.	Memorandum and Articles of Association	33
	C.	Material Contracts	34
	D.	Exchange controls	35
	E.	Taxation	35
	F.	Dividends and paying agents	42
	G.	Statement by Experts	42
	H.	Documents on Display	42
	I.	Subsidiary Information	42
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		43
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		44

1

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	“Prime,” “we,” “us,” “our company,” “the Company”, or “our,” refers to Prime Acquisition Corp., a company with limited liability incorporated in the Cayman Islands;

•	“Business Combination” refers to the acquisition by Prime of entities owning 11 commercial real estate properties in Italy on September 30, 2013.

•	“IPO” or “initial public offering” refer to the Company’s initial public offering pursuant to its prospectus, dated March 24, 2011, which was consummated on March 30, 2011;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share;

•	“Group” refers to Prime Acquisition Corp., and its subsidiaries acquired on the closing of Business Combination on September 30, 2013;

•	“Manager” refers to BHN LLC, our former manager; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

•	Continued compliance with government regulations;

•	Changing legislation or regulatory environments;

•	Requirements or changes affecting the businesses in which we are engaged;

•	Industry trends, including factors affecting supply and demand;

•	Labor and personnel relations;

•	Credit risks affecting the combined business’ revenue and profitability;

•	Changes in the real estate industry;

•	Ability to effectively manage Prime’s growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;

•	Changing interpretations of generally accepted accounting principles;

•	Public securities’ limited liquidity and trading;

•	General economic conditions; and

•	Other relevant risks detailed in Prime’s filings with the Securities and Exchange Commission.

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

Prime Acquisition Corp. Selected Financial Data

Following the Business Combination, Prime is considered to be our predecessor for accounting purposes, as further described in Item 18 of this report. The following selected consolidated financial data have been derived from our consolidated financial statements as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2014, 2013 and 2012, which are included elsewhere in this report. The consolidated financial statements for December 2014, 2013 and 2012 have been prepared and presented in accordance with IFRS and its related interpretations. The financial statements for December 31, 2012 were previously prepared in US GAAP, but converted to IFRS. The results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected consolidated financial information as of December 31, 2014, 2013 and 2012 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

Balance Sheet Data	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Total assets	$49,130,528	$78,545,589	$36,639,978
Total liabilities	47,353,887	75,951,411	32,361,189
Value of ordinary shares which may be redeemed for cash ($10.02 per share)	–	–	30,380,329
Shareholders’ equity	1,776,641	2,594,178	4,278,789
Ordinary shares, $0.001 par value (Authorized 50,000,000 shares; 2,428,532, 3,179,721 and 4,894,983 shares issued and outstanding at December 31, 2014, 2013, and 2012, respectively)	2,429	3,180	1,863

Selected statement of operation data:	For the year ended December 31, 2014	For the year ended December 31, 2013*	For the year ended December 31, 2012
Revenues	$4,212,240	$1,084,451	$–
Operating expenses	2,876,638	11,341,292	1,120,793
Operating profit/(loss)	1,335,602	(10,256,841)	(1,120,793)
Profit/(loss) for the year from continuing operations	4,147,183	(16,116,285)	(1,088,874)
Net profit/(loss) for the year	3,419,319	(15,885,478)	(1,088,874)

From continuing and discontinued operations
Basic earnings/(loss) per share	1.10	(5.23)	(0.22)
Diluted earnings/(loss) per share	1.04	(5.23)	(0.22)

From continuing operations
Basic earnings/(loss) per share	1.34	(5.31)	(0.22)
Diluted earnings/(loss) per share	1.26	(5.31)	(0.22)

*Restated for discontinued operations

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Prior to becoming our officers and directors, our management team had no direct experience in operating real estate assets and will rely on third party managers to operate the real estate properties. This lack of experience could lead to errors in managing our company, which could harm our results of operations.

Current economic conditions and the global tightening of credit may adversely impact the financial condition of our business.

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

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States. We have been advised by Conyers Dill & Pearman, our counsel as to Cayman Islands law, that (i) they are unaware of any proceedings that have been successfully brought in the Cayman Islands to enforce judgments of the courts in the United States or to impose liabilities based on the civil liability provisions of the securities laws of the United States or any state in the United States; (ii) a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation; and (iii) because it is uncertain whether a Cayman Islands court would determine that a judgment of a U.S. court based on the civil liability provisions of the securities laws of the United States or any state in the United States is in the nature of a penalty, it is uncertain whether such a liability judgment would be enforceable in the Cayman Islands. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

Because some of our directors and officers reside, and all of our assets are held, outside of the United States, it may be difficult for you to enforce your rights against them or to enforce U.S. court judgments against them outside the United States.

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

Because we have net tangible assets of $5,000,000 or less and our ordinary shares have a market price per share of less than $5.00, transactions in our ordinary shares may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

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

Our Qualification as a passive foreign investment company, or “PFIC” could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Taxation – United States Federal Income Taxation — General”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition and estimated values of our assets and the nature of our income for our 2014 taxable year, we believe that we are a PFIC for such taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this report captioned “Taxation – United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

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

Our properties are concentrated in the office, commercial, industrial and logistics sectors and our tenants are mainly retail, office and industrial tenants. Any economic downturns in the office, commercial and industrial and logistics sectors may make us susceptible to adverse events to a greater extent than if our properties included greater diversification into other sectors of the real estate industry. Likewise, the concentration of our tenants in certain industries, and the fact that we have a couple of very large tenants (namely, Microelettrica Scientifica, producing braking systems for trucks and trains), could adversely impact us if those industries or significant tenants experience a downturn. This could result in a reduction in our revenues and the value of our properties.

Litigation against certain of our subsidiaries may result in liabilities to the combined company, which could adversely affect our results of operation and cash flows.

Certain of our subsidiaries have lawsuits pending against them (see page 17 for a description of the lawsuits). Such lawsuits could result in significant legal fees to us and reduce our net income and cash flows. In addition, if any of such pending litigations are resolved against us, we could be required to make significant cash payments, again reducing our cash flows and net income.

We face possible adverse changes in tax laws, which may result in an increase in our tax liability.

From time to time changes in tax laws or regulations are enacted, which may result in an increase in our tax liability. The shortfall in tax revenues of governments in recent years may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for payment of dividends.

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

There are many factors that can affect the value of our securities, including the state of the capital markets and the economy. Demand for office and retail space may decline nationwide due to bankruptcies, downsizing, layoffs and cost cutting. Government action or inaction may adversely affect the state of the capital markets. The cost and availability of credit may be adversely affected by illiquid credit markets and wider credit spreads, which may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our tenants. Our inability or the inability of our tenants to timely refinance maturing liabilities and access the capital markets to meet liquidity needs may materially affect our financial condition and results of operations and the value of our securities.

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

Our operations and properties are subject to various federal, state and local laws and regulations concerning the protection of the environment, including air and water quality, hazardous or toxic substances and health and safety. Under some environmental laws, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property. The owner or operator may also be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by those parties because of the contamination. These laws often impose liability without regard to whether the owner or operator knew of the release of the substances or caused the release. The presence of contamination or the failure to remediate contamination may impair our ability to sell or lease real estate or to borrow using the real estate as collateral. Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing materials in the event of damage, demolition, renovation or remodeling and also govern emissions of and exposure to asbestos fibers in the air. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls (PCBs) and underground storage tanks are also regulated by federal and state laws. We are also subject to risks associated with human exposure to chemical or biological contaminants such as molds, pollens, viruses and bacteria which, above certain levels, can be alleged to be connected to allergic or other health effects and symptoms in susceptible individuals. Our predecessor companies may be subject to similar liabilities for activities of those companies in the past. We could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or tanks or related claims arising out of environmental contamination or human exposure to contamination at or from our properties.

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

We currently maintain Directors’ & Officers’ liability insurance with limit of $1 million and all risk property and rental value insurance with limits of €12.88 million (approximately $15.59 million) for five of the subsidiaries’ investment properties, including coverage for terrorist acts, with sub-limits for certain perils such as floods. The property and rental value insurance for the remaining six investment properties are included in the finance lease. The limits of such insurance were determined by each finance lease creditor with payments of such policies included in the finance lease scheduled payments.

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

We evaluate real estate assets using the discounted cash flow method conducted by an independent qualified professional valuation expert. The methods and assumptions adopted for the real estate appraisal carried out by the expert in determining the fair value of the investment property is in accordance to IAS 40, Investment Property. Depending on the result of the evaluation, we may record a gain/loss that would favorably/adversely affect our financial results due to the valuation change on these investment properties. This gain/loss could be material to our results of operations in the period that it is recognized.

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

As part of an acquisition of a property, or a portfolio of properties, we may agree, and in the past have agreed, not to dispose of the acquired properties or reduce the mortgage indebtedness for a long- term period, unless we pay certain of the resulting tax costs of the seller. These agreements could result in us holding on to properties that we would otherwise sell and not pay down or refinance our debts. In addition, when we dispose of or sell assets, we may not be able to reinvest the sales proceeds and earn returns similar to those generated by the assets that were sold.

There are material internal control weaknesses in our internal control.

Our internal control over financial reporting was not effective due to material weaknesses in our internal control over financial reporting as of December 31, 2014, and such weaknesses continues to date. Material weaknesses in our internal controls include the lack of periodic interim review of the financial statements by the management, lack of segregation of duties, untimely reconciliation, improper checks and balances, lack of an audit committee, and the fact that the Company’s review procedures in connection with financial reporting are limited. Our current management further identified other weaknesses in entity level controls, including, but not limited to, control environment, risk assessment processes, information sharing, and monitoring processes. Such weaknesses resulted in the Company’s restatement of its 2013 financial statements. Our current management intends to design and implement processes and procedures that will provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with IFRS and its related interpretations as funding becomes available to be able to put the components in place.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Prime Acquisition Corp. is an exempt company organized on February 4, 2010 under the laws of the Cayman Islands, formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses.

On March 30, 2011, the initial public offering of 3,600,000 units of the Company was consummated. Each unit issued in the IPO consisted of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. On January 4, 2014, the Company’s management reduced the exercise price of the warrants from $7.50 to $5.00 and extended the expiration date from March 30, 2016 to March 30, 2018. The warrants are exercisable provided that there is an effective registration statement or post-effective amendment covering the ordinary shares issuable upon exercise of the redeemable warrants. In addition, the Company can only call for redemption of such warrants if the last sale price of our ordinary shares on the stock exchange equals to or exceeds $15.00 per share for any 20 trading days within a 30 trading day period after the completion of business. As of December 31, 2014, the warrants are not exercisable because no such effective registration statement or post-effective amendment has been filed. Prior to the consummation of the IPO, the Company completed a private placement of 2,185,067 warrants to the Company’s founding shareholders, generating gross proceeds of $1,638,800. On May 10, 2011, the Company announced that the underwriters of its IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO). The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

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

In addition, on September 27, 2013, Prime completed the Business Combination Tender Offer and redeemed the one share validly tendered and not withdrawn, and on September 30, 2013, it consummated its initial Business Combination by acquiring 100% of Seba S.r.l. (“Seba”), Nova S.r.l. (“Nova”), Delfin S.r.l. (“Delfin”), SIM S.r.l. (“SIM”), Dieci Real Estate S.r.l. (“Dieci”), Ellegi S.r.l. (“Ellegi”), G.S.I. S.r.l. (“GSI”), Magfin S.r.l. (“Magfin”), all of which are Italian limited liability companies (Delfin, SIM, Dieci, Ellegi, GSI and Magfin, collectively the “Bell Group”; Bell Group, Seba and Nova, collectively the “Subsidiaries”), which collectively owned 11 commercial real estate properties based in Italy, for an aggregate of 1,719,317 ordinary shares. As a result, immediately following consummation of the Business Combination, Prime had a total of 3,635,344 ordinary shares outstanding.

On December 18, 2014, Prime entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Prime Luxembourg S.a.r.l., the Company’s wholly owned subsidiary (“LuxCo”), Seba, at the time LuxCo’s wholly owned subsidiary, Francesco Rotondi and Luca Failla. Pursuant to the Purchase Agreement, on December 18, 2014, Messrs. Rotondi and Failla acquired all of the outstanding equity interests in Seba in exchange for the return of 497,308 of the Company’s shares. Seba’s sole asset consists of four floors of Corso Europa 22, an office building in central Milan.

In connection with the Purchase Agreement, the Company, LuxCo, Messrs. Rotondi and Failla and Giuseppe Pantaleo entered into an agreement which terminated the Transaction Value Agreement dated September 30, 2013 among them (the “Seba-Nova TVA”). The Seba-Nova TVA required the Company to make Messrs. Rotondi, Failla and Pantaleo whole in the event that the average sales price of all of the shares that were issued to them were sold in public market transactions at less than $10 per share. In addition, the Company, LuxCo, Nova, and Mr. Rotondi entered into an option agreement (the “Option Agreement”) pursuant to which Mr. Rotondi would have the right to purchase all of the equity interests in Nova owned by LuxCo in the event that (i) the mortgage payments that Mr. Rotondi has personally guaranteed are not made, or (ii) a certain power of attorney that would facilitate the transfer of Nova’s equity interests to Mr. Rotondi is not renewed. The Option Agreement will terminate on the repayment of the mortgages or the termination of Mr. Rotondi’s personal guaranties. The consideration for the exercise of the option would be the return of 50,000 shares of the Company’s ordinary shares. Nova’s sole asset consists of two floors of Corso Europa 22, an office building in central Milan.

Separately on December 15, 2014, the Company, LuxCo, Cesare Lanati, Stefano Lanati, Davide Rigamonte, Bell Real Estate S.r.l. and IGS S.r.l. entered into an agreement which terminated the Transaction Value Agreement dated September 30, 2013 among them (the “Bell TVA”). The Bell TVA, similar to the aforementioned Seba-Nova TVA, required the Company to make Messrs. Lanati, Lanati and Rigamonte and Bell Real Estate S.r.l. and IGS S.r.l. whole in the event that the average sales price of all of the shares that were issued to them were sold in public market transactions at less than $10 per share. As a result of the cancellation of Bell TVA and Seba-Nova TVA, there are no Transaction Value Agreements outstanding as of December 31, 2014.

B.	Business Overview

We currently own real estate assets that consist of office, commercial and industrial properties in Italy.

Although we have not yet entered into any agreements to do so, we plan to acquire additional properties to create a diverse portfolio of commercial real estate assets, including, primarily, well located office buildings and industrial/warehouse buildings. We may also acquire retail properties, including regional malls, shopping centers and single-tenant retail locations, that are leased to national, regional and local tenants. We plan to target properties strategically situated in densely populated, middle and upper income markets in Southern Europe, primarily in Italy, Spain and Portugal.

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

We believe we will have a competitive advantage relative to other potential acquirers of such properties because we have the ability to issue publicly traded ordinary shares for a portion of the acquisition consideration and because we are not burdened by a legacy portfolio of under-performing assets or assets that may have significant debt obligations. However, no assurance can be given at this time that these plans can be carried out successfully and that the risks associated with investing in real estate assets in the region can be properly mitigated.

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

Litigation

From time to time in the normal course of conducting business the Group is subject to legal disputes of varying nature such as but not limited to expenses on building maintenance, moving expenses and others. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

The following summarizes litigation that is outside of the normal course of the Group’s business.

Auchan S.p.A.

On March 14, 2013, the tenant Auchan filed a lawsuit with the Court of Milan against Ellegi and GSI in connection with a lease agreement entered into with Ellegi on July 15, 2010 and a contract entered into with GSI on August 5, 2010 for certain repairs to be performed.  Auchan was not satisfied with the repairs performed and claimed that they suffered a loss of potential income from new business opportunities, together with certain damages which totaled to €4.5 million. We disagree with the allegations and are defending against this claim, although no assurance can be made that we will be successful.  The actual amount in dispute is approximately €200,000 related to the actual repair work paid by Auchan. Management deemed the difference of €4.3 million Auchan is claiming and the actual amount in dispute to be without merit. The Group has accrued a provision of approximately two-thirds, or €131,240 or $158,814 and €131,240 or $180,837 for the risk associated with this litigation as at December 31, 2014 and 2013 respectively (the US dollar amounts differ due to exchange differences). The first hearing was held on October 10, 2013, and a subsequent hearing was held on September 24, 2014 with no resolution with a follow-up hearing scheduled on September 29, 2015. On that day, the judge granted the Group the right to submit an amended argument by December, 2015. The Group’s legal counsel had amended and filed the amended argument with the court. On December 21, 2015, the court officially accepted the amended argument for final court decision by December, 2016. Management deemed this as a positive development in nature as it allowed the Group another opportunity to fully defend its position.

Morgan Joseph and BHN LLC

In July 2014, Morgan Joseph filed a complaint against Prime and BHN LLC (“BHN”) for breach of contract, seeking at least approximately $1.3 million plus damages from Prime. On October 20, 2014, Prime moved to dismiss the complaint on the basis there were no contracts between Morgan Joseph and Prime. On November 14, 2014, BHN moved to add additional cross-claims, among other things.

On March 19, 2015, the court dismissed Morgan Joseph's complaint against Prime as well as BHN LLC's cross-claim for indemnification from the Company but gave Morgan Joseph until May 1, 2015 to file an amended complaint.

On April 8, 2015, BHN brought an amended complaint against Prime for breach of contract, seeking approximately $9 million in damages. BHN did not serve Prime or Prime’s legal counsel with this complaint. Separately, on April 27, 2015, Morgan Joseph filed an amended complaint against Prime and BHN, asserting claims of breach of contract and seeking approximately $2.5 million plus damages.

The Company filed an answer to Morgan Joseph’s amended complaint on June 1, 2015. Management estimated the probability of damages in these cases is low due to (1) there being no formal contracts between the Company and Morgan Joseph, and (2) the court dismissing earlier complaints and there being no new evidence brought forward in the amended complaints. Due to these factors, Management deemed no potential loss from this complaint and hence no provision has been accrued in relation to this case. However, there is no assurance the court will dismiss this amended complaint.

In addition, on June 26, 2015, the Company has filed a cross-claim against BHN LLC and certain individuals connected with BHN LLC for damages and certain costs caused the Company. The amount of damages and costs are to be determined at trial. As of the date of this report, the Management has not yet determined the potential damages and costs.

C.	Organizational Structure

LuxCo is a Luxembourg company and the only wholly owned subsidiary of Prime. LuxCo holds all of the equity interest in each of the Italian limited liability companies (collectively the “Subsidiaries”) Nova S.r.l. (“Nova”), Delfin S.r.l. (“Delfin”), SIM S.r.l. (“SIM”), Dieci Real Estate S.r.l. (“Dieci”), Ellegi S.r.l. (“Ellegi”), G.S.I. S.r.l. (“GSI”), Magfin S.r.l. (“Magfin”).

D.	Property, Plant and Equipment

We currently maintain our executive offices in an approximately 500 sq. foot suite at No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province, 050011; China. Prior to the Business Combination the cost for this space was included in the $7,500 per month fee payable to Kaiyuan Real Estate Development. This monthly fee arrangement terminated upon completion of the Business Combination. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, our former Chairman.

Description of Investment Properties

We own the following properties, which are office, logistics, commercial and industrial real estate assets located in Milan, Italy.

	Property Name & Location	Type	Tenant	Average Lease Duration (Years)	Approx. Gross Leasable Area (sq. meters)	Purchase Price on September 30, 2013 ($ in millions)
1	Corso Europa 22, Milano	Office	Italian firms	10	560	8.57
2	Milanofiori, Building A5	Office	Various int’l and Italian firms	10	865	$3.13
3	Milanofiori, Building Q7	Office	Various int’l and Italian firms	10	586	$1.27
4	Milanofiori, Building N	Office	Various int’l and Italian firms	10	1,750	$4.48
5	Viale Lucania, Buccinasco	Office, Industrial	Microelettrica Scientifica	18	16,230	$22.27
6	Via Buozzi 22, Buccinasco	Office, Warehouse	Various int’l and Italian firms	10	525	$1.85
7	Via Newton, Assago	Office	Italian firms	10	1,244	$3.40
8	Via Lazio 95, Buccinasco	Office, Warehouse	Italian cos.	10	4,320	$5.01
9	Via Emilia, Buccinasco	Commercial	Italian commercial co.	10	200	$0.35
10	Via Mulino, Buccinasco	Commercial	Merkur	8	360	$1.37
11	Milanofiori, Building Q5	Office	Italian firms	10	400	$1.26
	Total:				27,040	$52.96

1.	Property 1 is part of an office building located at Corso Europa 22 in a central area of Milan, near San Babila’s Square, close to the fashion district called “quadrilatero della moda” and 500 meters from the Milan Cathedral at the center of the city (the “Duomo”). The building’s 560 square meters (“sqm”) includes two floors and a basement. The structure was designed in 1957 by Architect Vico Magistretti, a leading figure in the Italian cultural and architectural space after WWII, and was completely renovated in 2012.

2.	Property 2 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. Milanofiori is a real estate business district built in the late 1970s with the aim to provide prime location to Italian and multinational firms in the service and high-tech service industries. The buildings in the area are connected by tree-lined roads and large parking lots. The property is Building A5 of the complex. The complex has a direct subway connection to the center of the Milan and is located near major freeways and highways. The building’s 865 sqm are rented to Italian and multinational firms. The contracts have an average 10-year duration.

3.	Property 3 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building Q7 of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 586 sqm are rented to Italian and multinational companies. The contracts have an average 10-year duration.

4.	Property 4 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building N of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 1,750 sqm are rented to Italian and multinational companies. The contracts have an average 10-year duration.

5.	Property 5 is an industrial and office building located on viale Lucania in Buccinasco, a large commercial and industrial area in the southern part of Milan. The property is located about 3 km from Milan, is very well connected with the major adjacent cities such as Assago, Corsico, Trezzano sul Naviglio and is near major freeways and the highway towards Genova. The facility encompasses a 16,230 sqm industrial plant, of which 10,230 sqm warehouse, and 6,000 sqm office. It is a flexible use structure that was recently renovated in 2011. The building is rented to Microelettrica Scientifica, a subsidiary of the large multi-national Knorr-Bremse group, a leading global producer of braking systems for trucks and trains. The contract has an 18-year duration.

6.	Property 6 is an office and warehouse building located at via Buozzi 22 in Buccinasco, a large commercial and industrial area in the southern part of Milan. The property is located near major freeways and the highway towards Genova. The building includes offices and warehouse. Its 525 sqm are rented to multiple international and Italian firms. The contracts have an average 10-year duration.

7.	Property 7 is an office building located on via Newton in the southern part of Milan. The property has a direct subway connection with the center of the city and is located near major freeways and highways. The building’s 1,244 sqm are rented to Italian firms. The contracts have average duration of 10-years.

8.	Property 8 is an office and warehouse building. The property is located at via Lazio 95 in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The building’s 4,320 sqm is rented to Italian companies. The contract has a 10-year duration.

9.	Property 9 is a commercial building located on via Emilia in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The facility’s 200 sqm are rented to an Italian commercial company. The contract has a 10-year duration.

10.	Property 10 is a commercial building is located on via Mulino in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The facility’s 360 sqm are rented to a gaming company for an 8-year duration.

11.	Property 11 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building Q5 of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 400 sqm are rented to Italian and multinational companies. The contracts have an average 10-year duration.

Current occupancy rates and approximate rent per square meter for each of the properties is as follows:

	Property	Current occupancy	Rent per square meter ($)
1	Corso Europa 22, Milan (1)	48%	310
2	Milanofiori, building A5	100%	187
3	Milanofiori, building Q7	100%	142
4	Milanofiori, building N	100%	114
5	Viale Lucania, Buccinasco	100%	88
6	Via Buozzi 22, Buccinasco	100%	92
7	Via Newton, Assago (2)	63%	178
8	Via Lazio, Buccinasco	100%	74
9	Via Emilia, Buccinasco	100%	66
10	Via Mulino, Buccinasco	100%	234
11	Milanofiori, building Q5	100%	151

(1)	The occupancy rate of the property located in Corso Europa, Milan, is at 48% due to the recent termination of certain leases. The managers of the property are seeking new tenants for the spaces.

(2)	The occupancy rate of the property located in via Newton, Assago, is at 63% due to the recent termination of certain leases. The managers of the property are seeking new tenants for the spaces.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Prime Acquisition Corporation, a Cayman Island company, was incorporated on February 4, 2010 in order to serve as a vehicle for the acquisition of an operating business (through a merger, capital stock exchange, asset acquisition or other similar business combination). Prime did not engage in any substantive commercial business until the Business Combination.

On September 30, 2013, we consummated the Business Combination by purchasing all of the issued and outstanding stock of the Subsidiaries (Seba, Nova, Delfin, Dieci, Ellegi, SIM, Magfin, and GSI), for a total consideration of $18,843,714, as represented by the issuance of 1,719,317 of Prime’s shares from the treasury. As part of the Business Combination, the Group assumed all the current and non-current loans and borrowings associated with the investment properties which amounted to approximately $50.9 million.

On December 18, 2014, Prime exchanged Seba with Francesco Rotondi and Luca Failla whereby Rotondi and Failla returned 497,308 of the Company’s shares (“Seba Unwinding”) for 100% of the ownership of Seba. Seba’s sole asset consisted of four floors of Corso Europa 22, an office building in central Milan.

In addition, see Item 10C Material Contracts for certain details of contingent consideration.

Our Business Subsequent to the Acquisition of the Real Estate Portfolio

The entirety of our revenues is derived from rental income from our tenants in the eleven properties.

Results of Operations

This section discusses our 2014, 2013 and 2012 financial results prepared under IFRS.

Years Ended December 31, 2014, 2013 and 2012

The information below is summarized from the audited financial statements for the years ended December 31, 2014, 2013 and 2012.

	2014	2013*	2012
Rental income	$4,086,075	$1,007,015	$–
Other revenues	126,165	77,436	–
Total Revenues	4,212,240	1,084,451	–

Depreciation and bad debt provision	(107,400)	(59,295)	–
Impairment of goodwill	–	(6,914,458)	–
Other expenses	(2,769,238)	(4,367,539)	(1,120,793)
Total operating expenses	(2,876,638)	(11,341,292)	(1,120,793)
Operating profit/(loss)	1,335,602	(10,256,841)	(1,120,793)

Finance income	75,880	–	–
Finance costs	(1,891,493)	(712,545)	–
Contingent consideration in connection with business combination	5,157,951	(5,157,951)	–
Interest earned from investment held in trust	–	3,868	31,919
Net fair value gain on revaluation of investment properties	332,425	–	–
Profit/(loss) for the year from continuing operations	5,010,365	(16,123,469)	(1,088,874)

Tax expenses, current	(208,603)	–	–
Deferred tax expense	(654,579)	7,184	–
Profit/(loss) for the year from continuing operations	$4,147,183	$(16,116,285)	$(1,088,874)

Profit/(loss) from discontinued operations
Net loss from discontinued operations	(727,864)	230,807	–
Profit/(loss) for the year	$3,419,319	$(15,885,478)	$(1,088,874)

Other comprehensive income, net of income tax
Foreign currency translation reserve	(999,519)	131,878	–
Total comprehensive profit/(loss) for the year	$2,419,800	$(15,753,600)	$(1,088,874)

*Restated for discontinued operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues: We did not engage in any substantive commercial business until the acquisition of the Subsidiaries on September 30, 2013. The revenues for 2013 were for the period from the date of the acquisition to December 31, 2013. Revenues increased by 288% to $4,212,240 for the year ended December 31, 2014 from $1,084,451 for the year ended December 31, 2013. The increase was largely attributable to 2014 consisted of a full year of operations whereas 2013 consisting of only three months of operations.

Expenses:

For the year ended December 31, 2013, bad debt provision on certain aged trade receivables accounted for the majority of the depreciation and bad debt provision ($41,176 out of a total of $59,295), followed by depreciation of tangible assets of $18,119.

In comparison, for the year ended December 31, 2014, depreciation of tangible assets accounted for the majority of the depreciation and bad debt provision ($75,245 out of a total of $107,400), followed by bad debt provision on certain aged trade receivables of $32,155.

Goodwill of $6,914,458 arising from the Business Combination was fully impaired at December 31, 2013. Approximately 49.9%, or about $1.38 million, of the Other Expenses (which totaled approximately $3.50 million) in 2014 were professional and legal expenses compared to 61.9%, or about $2.70 million, in 2013. The decrease of professional and legal expenses in 2014 is primarily due to the additional services required related to the Business Combination in 2013. These additional expenses are non-recurring in nature. Day-to-day operating costs such as administrative, rent, staff, maintenance, insurance and travel costs account for about 68.3% (or about $1.89 million) of Other Expenses in 2014, as compared to $0.98 million, or about 22.5% of the total expenses in 2013. The increase of day-to-day operating costs in 2014 was largely attributed to 2014 consisting of a full year of operations whereas 2013 consisted of only three months of operations. We incurred $5,044 of stock option expenses in 2014 versus $154,343 in 2013.

Contingent consideration in connection with the Business Combination of $5,157,951 arising from certain transaction value agreements (see detail in Item 10C) Prime has entered into with the sellers of Subsidiaries in connection with the Business Combination is recorded as an expense in the consolidated statements of income/(loss) and comprehensive income/(loss) and a current liability in the consolidated statements of financial position in 2013. During 2014, Prime has reached agreement with the appropriate parties to cancel the said transaction value agreements. As of December 31, 2014, there are no outstanding transaction value agreements. The amount was recorded as non-operating income in the consolidated statements of income/(loss) and comprehensive income/(loss), and no related liability in the consolidated statements of financial position in 2014.

Balance Sheet

In connection with the acquisition of the Subsidiaries, we had approximately $47.8 and $73.1 million of non-current assets, at December 31, 2014 and 2013, respectively. Investment properties, calculated using discounted cash flow method by an independent qualified professional valuation expert, were valued at $47,629,537 in 2014, as compared to $72,877,131 in 2013. The significant decrease of value is due to (1) the Seba Unwinding resulting in disposal of one of the investment properties, and (2) the decrease of 12.18% in the 2014 year-end Euro currency exchange rate as compared to the US Dollar from the prior year.

Trade and other receivables at the end of 2014 and 2013 was $1,005,261 and $4,757,018, respectively, net of allowance for bad debts. The significant decrease was primarily due to various agreements between Prime and Lanati to offset certain receivables (due from Lanati) and payables (due to Lanati) and the Seba Unwinding. Lanati was one of the sellers of the investment properties and a current shareholder of the Group.

There was $165,091 and $133,414 of cash at December 31, 2014 and 2013, respectively.

In 2014, the Company had non-current loans and borrowings from various institutions of $9.12 million and current loans and borrowings of approximately $23.15 million. Total current and non-current borrowings amounted to approximately $32.3 million. Loans and borrowings consist of bank loans, revolving lines of credit, finance leases, and other loans. Bank loans include both secured and unsecured bank loans. Secured bank loans are secured by the investment properties. In addition, some of the secured loans are further personally guaranteed by the former owners of the properties. The revolving line of credit is unsecured and personally guaranteed by the former owners of the properties. Non-current other loans consist of one loan from the current tenant of the property located on Via Lucania in Buccinasco. Current other loans consist of an interest bearing convertible promissory note with the underwriters from our initial public offering.

In 2013, the Company had non-current loans and borrowings from various financial institutions of $45.4 million and current loans and borrowings of approximately $5.5 million. Total current and non-current borrowings amounted to approximately $50.9 million. Loans and borrowings consist of bank loans, revolving lines of credit, finances leases, and other loans. Similar to 2014, bank loans include both secured and unsecured bank loans. Secured bank loans are secured by the investment properties. Some of the secured loans are further personally guaranteed by the former owners of the properties. The revolving line of credit is unsecured and personally guaranteed by the former owners of the properties. Other loans consist of an interest bearing convertible promissory note with the underwriters. The significant decrease of total current and non-current loans and borrowings is primarily due to Seba Unwinding.

In 2014, there was approximately $3.74 million in deferred tax liabilities, which is calculated in full on temporary differences using a tax rate of 27.5%, if the temporary difference is subject only to IRES (an Italian corporate income tax) rules, or 31.4% if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax) rules. In comparison, there was approximately $5.4 million in deferred taxes liabilities in 2013, which is calculated in full on temporary differences using a tax rate of 27.5%, if the temporary difference is subject only to IRES rules, or 31.4% if the temporary difference is subject both to IRES and IRAP rules.

In 2014, the $5,311,130 of trade and other payables consisted largely of $2.74 million of accrued expenses incurred by Prime with its service providers, and trade account payables of $2.18 million were incurred by the Subsidiaries. In 2013, the $8,699,717 of trade and other payables consisted largely of $2.27 million of accrued expenses incurred by Prime with its service providers, and trade accounts payables of $2.50 million were incurred by the Subsidiaries. The Subsidiaries also owed $3.77 million to Mr. Cesare Lanati for regular maintenance and other services. The decrease of trade account payables is primarily due to the Seba Unwinding. The decrease of amount owed to Lanati is primarily due to an agreement between Prime and Lanati to offset certain receivables (due from Lanati) and payables owed (due to Lanati).

In 2014, the $179,885 in provisions was largely attributed to a legal dispute underway from one of the Subsidiaries. In 2013, the $493,076 in provisions was largely attributed to certain legal disputes by certain Subsidiaries. The provision was estimated based on management evaluation of the amount at risk and legal considerations.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues: We did not engage in any substantive commercial business until the acquisition of the Subsidiaries on September 30, 2013, and as such there were no revenues prior to that date. The revenues for 2013 were for the period from the date of the acquisition to December 31, 2013, and are therefore not meaningful to compare to the 2012 results.

Expenses:

Bad debt provision on certain aged trade receivables accounted for the majority of the depreciation and bad debt provision ($41,176 out of a total of $59,295), followed by depreciation of tangible assets of $18,119.

Goodwill of $6,914,458 arising from the Business Combination was impaired at December 31, 2013. Approximately 61.9%, or about $2.70 million, of the Other Expenses (which totaled approximately $4.37 million) in 2013 were professional and legal expenses primarily related to the Business Combination compared to 61%, or about $683,000, in 2012. These expenses are non-recurring in nature. Day-to-day operating costs such as administrative, rent, staff, insurance and travel costs account for about 22.4% (or about $0.98 million) of Other Expenses, as compared to $220,000, or about 20% of the total expenses in 2012. We incurred $154,343 stock option expenses in 2013 versus $180,750 in 2012.

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

Trade Receivables at the end of 2013 was $4,757,018, net of allowance for bad debts. Mr. Cesare Lanati owed $3,209,940 to the Subsidiaries for certain expenses paid by the Subsidiaries on his behalf.

There was $133,414 of cash at the end of the year.

The Subsidiaries have non-current loans and borrowings from various financial institutions of $45.4 million and current loans and borrowings of approximately $5.5 million. Total current and non-current borrowings amounted to approximately $50.9 million. Loans and borrowings consist of bank loans, revolving lines of credit, finances leases, and other loans. Bank loans include both secured and unsecured bank loans. Secured bank loans are secured by the investment properties. In addition, some of the secured loans are further personally guaranteed by the former owners of the properties. The revolving line of credit is unsecured and is personally guaranteed by the former owners of the properties. Non-current other loans consist of one loan from the current tenant of the property located on Via Lucania in Buccinasco. Other loans consist of an interest bearing convertible promissory note with the underwriters.

There was approximately $5.4 million in deferred tax liabilities in 2013, which is calculated in full on temporary differences using a tax rate of 27.5%, if the temporary difference is subject only to IRES (an Italian corporate income tax) rules, or 31.4% if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax) rules.

The $8,699,717 of trade and other payables consist largely of $2.3 million of accrued expenses incurred by Prime with its service providers, and trade accounts payables of $2.5 million were incurred by the Subsidiaries. The Subsidiaries also owe $3.8 million to Mr. Cesare Lanati for regular maintenance and other services.

The $493,076 in provisions is largely attributed to certain legal disputes by certain Subsidiaries. The provision was estimated based on management evaluation of the amount at risk and legal considerations.

Liquidity and Capital Resources

The Company had $165,091 and $133,414 in cash at the end of years 2014 and 2013, respectively.

The Company did not generate enough cash flow in 2014 from its operations to fund all interest and day-to-day expenses and therefore was not cash flow positive and would require capital injections to fund current operations. Principal sources of cash may be a) issuance of treasury shares in exchange for cash, b) exercise of warrants, c) disposition of the real estate assets and d) issuance of debt instruments, or a combination of the above four possibilities.

The Company may elect to, when market conditions are favorable, engage broker dealers to sell its securities from treasury to raise funding. However, management believes without improvements to the Company’s stock performance both in terms of price and trading volume, as well as the current operating conditions, this may not be a viable solution.

The Company also has over 7 million warrants outstanding; the exercise price of the warrants is $5.00 per common share. The warrants are exercisable if there is an effective registration statement or post-effective amendment covering the ordinary shares issuable upon exercise of the redeemable warrants. In addition, the Company can only call for redemption of such warrants if the last sale price of our ordinary shares on the stock exchange equals to or exceeds $15.00 per share for any 20 trading days within a 30 trading day period after the completion of the Business Combination. As of December 31, 2014, the warrants are not exercisable because no such effective registration statement or post-effective amendment has been filed. In addition, as our share price is not within this trading price, it is unlikely we will call the warrants in the near future.

On December 18, 2014, Prime sold Seba to Francesco Rotondi and Luca Failla in exchange for the return of 497,308 of the Company’s shares. Seba’s sole asset consists of four floors of Corsa Europa 22, an office building in central Milan. As a result of this sale, the Company’s investment properties value was reduced by approximately 26%. However, Seba produced a net loss of $301,454 for 2014. We believe the disposal of Seba will result in a positive effect to our overall result of operations in the coming year, although no assurance can be made this will be the result for the coming year.

While our real estate portfolio of eleven properties in Italy does not generate positive cash flow, management believes that when the market conditions are more favorable, some of these properties may be sold. However, real estate transactions in the greater Milan area have been relatively few when compared to the pre- financial crisis level, and an actual transaction may take longer than viable for the company’s current needs.

The Company has been seeking lenders who will finance the Company with market rates, and has been financing current operations by issuing unsecured convertible Promissory Notes to Diana Liu, one of its directors. These unsecured convertible Promissory Notes carry interest rate of 10% per annum, compounding annually. The notes mature on the earlier of (i) the date on which the Company liquidates and winds-up its affairs, or (ii) one year from the date of the interest bearing unsecured convertible notes. During 2015, some of these notes reached maturity. The Company rolled-over these matured notes with an additional 10% to the principal for one year, with the same interest rate and terms as the original Notes. As of November 30, 2015, a total of $2,546,500 in such Notes have been issued to Ms. Liu since the inception of Prime. There is no assurance the Company will be successful seeking lenders to finance the Company with market rate or that such practice of funding the company’s operations by Ms. Liu will continue.

Management is currently in discussion with several funding sources for a combination of debt and equity financing. However, there can be no assurance the Group will be able to obtain funding from these sources.

Off-Balance Sheet Arrangements

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

The table below shows the detail of bank loans by expiry date and rate (floating or fixed) as of December 31, 2014; all bank loans contracts provide for floating rates.

	Floating rate	Total

Expiry within 1 year	$2,093,671	$2,093,671
Expiry within 1 and 3 years	969,345	949,345
Expiry within 3 and 5 years	277,687	277,687
Expiry in more than 5 years	3,466,784	3,466,784
Total	$6,807,487	$6,807,487

As at December 31, 2014, the effective interest rate varies from EURIBOR+1.125% to EURIBOR+2.554%.

During 2014, one of the Subsidiaries missed certain scheduled repayments on a bank loan totaling $193,011 in principal and $22,680 in interest. Except for these missed scheduled repayments, the Group has been current on all scheduled repayments. According to the mortgage agreement, missing scheduled payments can cause the bank to request immediate repayment of the residual debt, totaling approximately $1,515,720 as of December 31, 2014. Management is negotiating with the bank to postpone repayment for 12 months. Separately during 2014, one of our other Subsidiaries missed certain scheduled finance lease payments to the leasing department of the same bank. As of the date of this report, the bank official from the mortgage department, on the Group’s behalf, is in negotiation with their leasing department on the issuance of a final moratorium. As the negotiation is in the final stages, management believes the risk of the bank demanding immediate repayment of the full residual debt is very low. However, there can be no assurance the bank will not decide to refuse granting the postponement to the Group during this final negotiation stage and request for immediate repayment of the residual debt. As a result of this possibility, the Management has classified such residual debt as current loans and borrowings as of December 31, 2014

Revolving line of credit

The Group has committed borrowing facilities available at December 31, 2014 as follows:

2014	Floating rate	Fixed rate	Total

Expiry within 1 year	$377,251	$403,418	$780,669
Total	$377,251	$403,418	$780,669

The facilities expiring within 1 year are annual facilities subject to renewal at various dates. As at December 31, 2014, the effective interest rate varies from 5.50% to 15.50%.

The revolving line of credit is unsecured, but personally guaranteed by the former owners of the properties. The total revolving line of credit approved by the bank as of December 31, 2014 was $806,607. The total balance of the revolving line of credit as at December 31, 2014 was $780,699.

Finance leases

Future lease payments are due as follows:

2014	Minimum lease payments	Interest	Present value

Not more than one year	$28,431,853	$9,049,255	$19,382,598
Later than one year and not later than three years	635,189	260,164	375,025
Later than three years and not later than five years	635,190	228,486	406,704
Later than five years	3,159,958	538,479	2,621,481
Total	$32,862,190	$10,076,384	$22,785,808

As at December 31, 2014, the effective interest rate varies from EURIBOR + 1.4% to EURIBOR+2.762%.

During 2014, four of the Subsidiaries missed certain scheduled payment to four finance lease creditors, totaling approximately $244,234 in principal and $241,328 in interest as at December 31, 2014. Except for these missed scheduled payments, the Group has been current with all the scheduled payments. Pursuant to the leasing agreements, the finance lease creditors have the right to declare the borrower in default in case of missing scheduled payments via official written notice and demand full payment of outstanding principal balance at the time of such default declaration. Management has been negotiating with all the affected finance lease creditors for modification repayment plans on these missed payments. The Group remitted full missed payments to one of the finance lease creditors in the second quarter of 2015 and thus corrected the default. As of the date of this report, the remaining finance lease creditors are going through an internal approval process relating to the proposed modified repayment terms. The communications between the Group and the affected finance lease creditors are ongoing and positive. Management believes there is very low risk of the finance lease creditors declaring the borrowers in default and demanding immediate full principal payment during the approval process. However, there can be no assurance the finance lease creditors will not decide to refuse granting the requested modification repayment plans to the Group during this approval process and request for immediate repayment of the residual debt. As a result of this possibility, the Management has classified such residual finance leases as current loans and borrowings as of December 31, 2014.

Other loans

Non-current other loans consist of one loan from the current tenant of the property located on Via Lucania in Buccinasco. The loan proceeds were used for the modification of the property to the tenant’s specifications. The repayment of this loan will start in the year 2021 for a period of three years, and will offset the rent to be collected from the tenant. The effective interest rate is fixed at EURIBOR+1.90%.

Current other loans consist of an interest bearing convertible promissory note with the underwriters.

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter, at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. As of November 30, 2015, $269,546 of interest expense has been recorded in connection with this note. George Kaufman, one of our directors, is an employee of Chardan Capital Markets.

Results of Operations – Pro-forma for 2013

The consolidated statements of income/(loss) and comprehensive income/(loss) for the years ended 2014 and 2013 include consolidated operating results of the Group for the full year of 2014, and consolidated operating results of the Group for the fourth quarter of 2013 (after the September 30 acquisition of the Subsidiaries) and the operating results of Prime as a special-purpose acquisition company for the first three quarters of 2013. Since the significant changes primarily relate to our transition from a special-purpose acquisition company to a real estate operating company, we do not feel that the above disclosure by itself is adequate for investors to understand the business.

To assist investors in better understanding the operating results of the Subsidiaries and Prime in 2013, we are presenting here a Results of Operations table prepared for Prime and Subsidiaries which includes the operations of the Subsidiaries with Prime from the date of acquisition (September 30, 2013), and the Subsidiaries on a stand-alone basis from January 1 to September 30, 2013, and on a consolidated basis for the whole year, from January 1 to December 31 of 2013. The Results of Operations for Prime and Subsidiaries is audited, while those of the Subsidiaries from January 1 to September 30 are unaudited, and the consolidated results, which are a mathematical addition of the two, are also unaudited.

	Prime Acquisition Corp. and Subsidiaries	Subsidiaries	Combined pro-forma
	For the year ended December 31, 2013 (audited*)	For the period January 1, 2013 - September 30, 2013 (unaudited)	For the year ended December 31, 2013 (unaudited)

Revenues	$1,084,451	$7,865,495	$8,949,946
Other expenses:
Depreciation and bad debt provision	(59,295)	(1,054,242)	(1,113,537)
Impairment of goodwill	(6,914,458)	–	(6,914,458)
Other expenses	(4,367,539)	(2,582,546)	(6,950,085)
Operating profit (loss)	(10,256,841)	4,228,707	(6,028,134)
Finance income	–	894,224	894,224
Finance costs	(712,545)	(1,917,601)	(2,630,146)
Contingent consideration in connection with business combination	(5,157,951)	–	(5,157,951)
Other interest earned	3,868	–	3,868
Loss before tax	(16,123,469)	3,205,330	(12,918,139)
Deferred tax expense	7,184	(82,459)	(75,275)
Net Loss for the period from continuing operations	(16,116,285)	3,122,871	(12,993,414)
Net profit from discontinued operations	230,807	–	230,807
Net loss for the period	$(15,885,478)	$3,122,871	$(12,762,607)

*Restated for discontinued operations

On the pro-forma basis we would have earned $8,949,946 in revenues for the whole year and incurred about $14.98 million in expenses, of which $6.91 million was impairment of goodwill and about $2.70 million was Business Combination related fees incurred with professional service providers. Operating loss would have been $6,028,134, and net of financing related costs and contingent consideration in connection with business combination, losses before tax would have been about $12.92 million. Net loss for the period would have been $12.76 million.

We stress that the combined statement of operations for 2013 is an unaudited financial statement and, therefore, has limits in its usefulness to investors. Due to its non-standardized definition, it will not be comparable with the calculation of similar measures for other companies. The pro-forma combined basis statement of operations is presented solely to permit investors to more fully understand our business in the ways that management sees it.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our current directors and executive officers are as follows:

Name	Age	Position
William Tsu-Cheng Yu	54	Interim Chief Executive Officer and Director
Amy Lau	41	Interim Chief Financial Officer
Andrea Crespi Bel'skij	40	Executive Vice President of European Operations
Diana Chia-Huei Liu	51	Chairman, Director
George Kaufman	39	Independent Director

William Tsu-Cheng Yu has been a director since inception and our Chief Financial Officer from inception until September 30, 2013 and has been our Interim Chief Executive Officer since May 8, 2014. Mr. Yu was our President from April 2010 until September 30, 2013 and Since May 5, 2014. Since July 2000, Mr. Yu has served as the Managing Partner of Cansbridge Capital. From October 2009 until January 2010, Mr. Yu served as Chief Financial Officer and Chief Operating Officer of Optoplex Corporation, a communication networks company. Mr. Yu served as a director of Optoplex Corporation from April 2004 until January 2010. From July 2006 through October 2008, Mr. Yu served as a special advisor to the Chief Executive Officer of Optoplex Corporation. Mr. Yu served as a director of Abebooks, Inc., the world’s largest on-line used book seller, from 2001 to 2008, prior to its acquisition by Amazon.com (NASDAQ:AMZN). From February 2002 to August 2003, Mr. Yu served as the Chief Financial Officer to Telos Technology Corp., a supplier of wireless solutions for voice and data communication networks (acquired by UT Starcom (NASDAQ: UTSI) in 2004). Mr. Yu co-founded Intrinsyc Software Inc. (TSE: ICS), a TSE-listed embedded software company, and served in various capacities including director, Chief Financial Officer, Executive Vice President and Chief Operating Officer from July 1996 to November 2002. From August 1994 to May 1996, Mr. Yu was an associate in the Asia Pacific corporate finance group of Marleau, Lemire Securities, Inc., an investment banking firm headquartered in Montreal, Canada. From July 1991 to August 1994, Mr. Yu was an investment portfolio manager at Discovery Enterprises Inc., a provincial-government sponsored venture capital fund. Mr. Yu also previously worked with China-Canada Investment and Development and the Lawson Mardon Group. He has also served in various Board-level capacities with the Monte Jade Science and Technology Association, a non-profit organization supporting entrepreneurship and investment in technology companies in North America and Asia. Mr. Yu served as Chief Financial Officer and as a director of AutoChina International Limited (OTCBB: AUTCF) from October 2007 through April 2009 (during which time it was known as Spring Creek Acquisition Corp., a blank check company formed to acquire and operating business). Mr. Yu earned a BS in Mechanical Engineering with Honors and an MBA with Honors from Queen’s University in Canada. Mr. Yu is married to Ms. Diana Liu, our Chairman and a director.

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

Andrea Crespi Bel'skij has been our Executive Vice President of European Operations since May 8, 2014. Mr. Crespi Bel'skij is a financial asset management professional and a certified international investment analyst, and has been serving as the CEO of EF Finance & Investments, a structured finance and M&A advisory firm in Milan, Italy since May 2013. From 2011 to 2012, he served as the executive director of Helpy Finance, a debt financing consulting firm, in Brescia. In 2011, he served as the investor relation and M&A officer of LandiRenzo Spa, a motor producer and alternative fuel solutions company in Reggio Emilia, Italy. From 2009 to 2010, he served as the head of Corporate Finance for FBS SpA, a company involved in the management of portfolios of distressed loans for international institutions and in the securitization of credit portfolios, in Milan, Italy.

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

Director and Executive Compensation

Director Compensation

The Board of Directors did not receive compensation in 2014 and does not currently receive compensation. However, the Company’s board of directors granted 100,000 stock options to a director in September, 2015 at an exercise price of $0.01 per share. 50% (50,000 shares) of the stock options are vested immediately at grant date, with the remaining stock options vesting at a rate of 6.25% every three months. The vesting will stop when this director ceases his engagement with the Company. The fair value of the options granted using the Black-Scholes option-pricing model was $309,100.

Executive Compensation

Overview of our Executive Compensation

William Yu, our Interim Chief Executive Officer currently receives no compensation.

Amy Lau, our Interim Chief Financial Officer is paid a monthly fee of USD$2,000 and was granted stock options to purchase 12,000 and 18,000 ordinary shares at an exercise price of 2.00 and 2.60 per share in May 2014 and May 2015 respectively, vesting on a monthly basis for a duration of 12 months from the grant date. The options will cease vesting when the optionee is no longer the Interim Chief Financial Officer of the Company. The fair value of the stock options granted in May 2014 and May 2015 using the Black-Scholes option-pricing model was $792 and $21,690 respectively.

Andrea Crespi Bel’skij, our Executive Vice President is paid a monthly fee of €3,500 and was granted stock options to purchase 50,000 ordinary shares at an exercise price of $2.00 per share in May 2014. 25% of the stock options granted was vested on the first anniversary of the grant date, with the remaining stock options vesting at a rate of 6.25% every three months thereafter. The options will cease vesting when the optionee is no longer the Executive Vice President of European Operation of the Company. The fair value of the stock options granted using the Black-Scholes option-pricing model was $3,300.

Share Options

Our board of directors has approved the grant of options to purchase up to 220,000 of our ordinary shares to our directors, employees, and consultants from time to time, with such terms and conditions as our officers may establish. Such option grants are governed by individual grant agreements and stock restriction agreements as determined by our board of directors, and may be subject to either time-based or performance-based vesting provisions. Our board of directors has the authority to amend, alter, suspend or terminate our right to grant such share options without the consent of our shareholders within the 220,000 option limit. Accordingly, such options may dilute the equity interest of our shareholders. In September, 2015, our board of directors has approved a grant of an additional 280,000 options, bringing the total grant of such options to 500,000. As of the date hereof 247,500 options has been granted since inception and 195,000 options are currently outstanding.

Employment Agreements

We currently have employment agreements with two employees in one of the subsidiaries, and one employee in the Company.

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

Director Independence

Our board of directors has determined that George Kaufman qualifies as an independent director under the Nasdaq Marketplace Rules because he is not currently employed by us, and does not fall into any of the enumerated categories of people who cannot be considered independent in the Nasdaq Marketplace Rules.

D.	Employees

We currently have two employees in one of our subsidiaries in Italy who perform certain administrative services for us, and one employee in the Company who perform certain European related operations services for us.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of December 31, 2015:

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

Name and Address (1)	Number of Shares Beneficially Owned		Percentage of Ownership (2)
Diana Chia-Huei Liu	2,595,989	(4)	54.12%
William Tsu-Cheng Yu	2,595,989	(4)	54.12%
Amy Lau	5,500		*
Andrea Crespi Bel'skij	0		0%
George Kaufman	5,000		*
All directors and executive officers as a group (5 individuals)	2,606,489		54.34% %
Yong Hui Li	980,331	(3)	20.44%
Bell Real Estate S.r.l.	582,499		12.34%

*	Less than 1%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Kaiyuan Real Estate Development; No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province; 050011; China.

(2)	Based on 2,040,451 ordinary shares outstanding as of December 31, 2015. Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options exercisable by a person within 60 days after the date of this report.

(3)	Consists of (i) 183,562 ordinary shares, and (ii) 796,769 shares issuable upon exercise of warrants owned by Mr. Li.

(4)	Consists of (i) 220,275 ordinary shares held by Diana Liu, (ii) 225,000 ordinary shares held by Brudders Capital, of which Diana Liu is the sole owner and director, (iii) 127,266 ordinary shares held by William Yu, (iv) 63,632 ordinary shares held by Conrad Yu and Byron Yu, (v) 1,039,270 shares issuable upon exercise of warrants owned by Ms. Liu, (vi) 812,906 shares issuable upon exercise of warrants owned by Mr. Yu, and (vii) 107,640 shares issuable upon exercise of warrants owned by Conrad Yu and Byron Yu. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu.

As of December 31, 2015, 4.51% of our outstanding ordinary shares are held by record holders in the United States.

B.	Related Party Transactions

Concurrently with the Company’s IPO in 2010, the Company issued to Chardan Capital Markets, LLC, the representative of the underwriters of the Company’s IPO as additional compensation, for a purchase price of $100, a unit purchase option to purchase 215,000 units for $12.00 per unit. The units issuable upon exercise of this option are identical to those sold in the IPO, except for some differences in redemption rights. The unit purchase option will be exercisable at any time, in whole or in part, commencing on the consummation of the Company’s initial business combination, including the Business Combination, and expiring on the March 24, 2016. George Kaufman, our director, is an employee of Chardan Capital Markets.

The holders of the founders’ units (including the founders’ shares and founders’ warrants, and the ordinary shares underlying the founders’ warrants), as well as the holders of the placement warrants (and underlying securities), will be entitled to registration rights pursuant to an agreement signed at the time of the Company’s IPO. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the founders’ units can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the placement warrants (or underlying securities) can elect to exercise these registration rights at any time after the Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s consummation of a business combination, including the Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements, except that in no event will Chardan Capital Markets, LLC have more than one demand registration right at the Company’s expense. As of December 31, 2014, no such effective registration statement or post-effective amendment has been filed.

The Company agreed to pay to Kaiyuan Real Estate Development a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on March 24, 2011 and ending on the earlier of the Company’s consummation of a business combination, including the Business Combination, or the Company’s liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, the Company’s Chairman. This arrangement was agreed to by Kaiyuan Real Estate Development for the Company’s benefit and is not intended to provide Mr. Li compensation. From February 1, 2012 until January 31, 2013, the Company secured approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support were included in the $7,500 monthly fee paid to Kaiyuan. This arrangement terminated upon completion of the Business Combination. As of December 31, 2013, the Company owed Kaiyuan an aggregate of $203,312 under this arrangement. This amount is still outstanding as of August 31, 2015.

Prior to completion of the Company’s IPO, Diana Liu, and William Yu loaned us an aggregate of $150,000 to cover expenses related to the Company’s IPO. The loans were repaid in full on the consummation of the Company’s IPO. Diana Liu, and William Yu loaned us an aggregate of $2,415,000 to fund the Company’s working capital requirements since the initial public offering as well as certain reimbursable expenses incurred on behalf of the Company. Such loans did not bear interest prior to the Business Combination, but currently bear interest at a rate of 10% per annum and are repayable on demand or at maturity. During 2015, certain such loans reached their maturity. Diana Liu and William Yu have renewed these matured loans to a future date with an additional of 10% to the principal amounts (“Rollover”). As of November 30, 2015, the Company owed Ms. Liu an aggregate of $2,790,974 including $244,474 of interest and $131,500 of Rollover related to these loans.

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter, at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. As of November 30, 2015, $269,546 of interest expense has been recorded in connection with this note. George Kaufman, one of our directors, is an employee of Chardan Capital Markets.

Mr. Cesare Lanati (one of the sellers of the subsdiaries and a current shareholder of the Group) performed maintenance and other services for the Group’s investment properties. The Group leases office and parking spaces to Lanati and pays certain expenses on Lanati’s behalf. The amount due from Lanati represents the amount due at December 31, 2014 and 2013. The amount due to Lanati was $0 and $3,773,041 at December 31, 2014 and 2013 respectively (see note 27 — Trade and Other Payables). In October, 2014 and July, 2015, the Group has reached various offsetting agreements with Lanati on offsetting of certain receivables (due from Lanati) and payables (due to Lanati). The total amount offset in October, 2014 and July, 2015 were approximately $1,926,217 and $1,544,265 respectively. (see Consolidated Financial Statements Note 20 — Trade and Other Receivables, and Note 27 — Trade and Other Payables)

All ongoing and future transactions between the Company and any of the Company’s executive officers and directors or their respective affiliates, including loans by the Company’s directors or any forgiveness of loans, will require prior approval in each instance by a majority of the Company’s disinterested directors, who had access, at the Company’s expense, to the Company’s attorneys or independent legal counsel.

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

The following tables set forth, for the periods indicated, the high and low sale prices for our shares, warrants and units, respectively.

	Units		Ordinary Shares		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows
2011 (from March 24)	$10.10	$9.55	$9.90	$9.39	$1.00	$0.25
2012	10.33	9.57	11.38	9.50	0.75	0.11
2013	17.95	1.03	17.50	2.00	0.93	0.10
2014	2.06	1.03	8.50	1.25	0.51	0.01
2015 (through December 31, 2015)	3.25	1.40	4.00	1.75	0.10	0.01

Fiscal Quarterly Highs and Lows 2013
First Quarter	$10.50	$9.95	$10.50	$9.56	$0.67	$0.10
Second Quarter	10.02	10.01	14.00	8.10	0.54	0.29
Third Quarter	17.95	10.69	17.50	9.15	0.93	0.33
Fourth Quarter	14.35	1.03	10.96	2.00	0.88	0.12

Fiscal Quarterly Highs and Lows 2014
First Quarter	1.03	1.03	8.00	8.00	0.51	0.26
Second Quarter	1.03	1.03	8.50	1.50	0.25	0.16
Third Quarter	2.06	1.01	2.36	1.60	0.18	0.16
Fourth Quarter	1.55	1.22	1.75	1.25	0.18	0.01

Fiscal Quarterly Highs and Lows 2015
First Quarter	1.90	1.40	2.35	1.75	0.1	0.09
Second Quarter	3.25	1.75	4.00	2.10	0.09	0.08
Third Quarter	3.00	2.70	4.00	2.05	0.08	0.03
Fourth Quarter	3.25	2.70	4.00	3.03	0.05	0.01

Monthly Highs and Lows
January 2015	1.90	1.40	2.15	1.75	0.10	0.10
February 2015	1.90	1.90	2.25	2.00	0.10	0.10
March 2015	1.90	1.75	2.35	2.20	0.10	0.09
April 2015	2.15	1.75	2.50	2.10	0.09	0.09
May 2015	2.35	2.15	2.72	2.30	0.09	0.08
June 2015	3.25	2.35	4.00	2.40	0.08	0.08
July 2015	3.00	3.00	4.00	2.60	0.08	0.06
August 2015	3.00	3.00	3.10	2.55	0.08	0.06
September 2015	3.00	2.70	3.10	2.05	0.07	0.03
October 2015	2.70	2.70	3.03	3.03	0.04	0.01
November 2015	2.70	2.70	4.00	3.03	0.03	0.02
December 2015	3.25	2.70	4.00	3.55	0.05	0.03

B.	Plan of Distribution

Not Required.

C.	Markets

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

As of December 31, 2015, we had a total of 50,000,000 authorized ordinary shares at $0.001 par value, of which 2,040,451 ordinary shares were issued and outstanding. The difference of 388,081 shares between balance at December 31, 2014 and December 31, 2015 is due to (i) 134,200 ordinary shares being cancelled in connection with the closing of the  unwinding transaction described above, and (ii) 253,881 of the founders’ ordinary shares being forfeited as a result of pre-determined stock target not being reached pursuant to the terms of certain agreements entered into by the Company’s founders at the time of the Company’s IPO in 2011.

The detail of the movement of the number of shares issued and outstanding at the beginning and end of the year is as follow:

Number of shares ordinary shares issued and outstanding

Balance at December 31, 2013	3,179,721
Forfeiture of founders shares	(253,881)
Derecognition of subsidiary	(497,308)
Balance at December 31, 2014	2,428,532

We have issued warrants to purchase 7,241,054 ordinary shares, options to purchase 215,000 units consisting of one ordinary share and one warrant to purchase an ordinary share, and options to purchase 195,000 ordinary shares as of December 31, 2015.

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

Rights, Preferences and Restrictions Attaching to our ordinary shares. We are authorized to issue 50,000,000 ordinary shares, par value $0.001. As of the date of this report, 2,040,451 ordinary shares are issued and outstanding. Each share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the board of directors redeem our ordinary shares for such consideration as the board of directors determines.

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

Pursuant to the TVAs, Prime has agreed to make the sellers whole in the event that the average sales price of all of the shares issued pursuant to the purchase agreements that are sold in public market transactions is less than $10 per share, by issuing additional ordinary shares of Prime to the sellers. The make whole will be available only after the respective seller has sold all of the shares issued pursuant to the applicable purchase agreement. The number of shares issuable pursuant to the make whole provisions of the TVAs is the quotient of the total shortfall between $10 and the average price for all such shares sold in public market transactions, divided by the then current fair market value of the combined company’s ordinary shares. Prime will be obligated to make additional issuances of shares to the extent the sellers have a shortfall after disposing of any shares issued pursuant to the make whole provisions. The make whole will terminate, and Prime will be entitled to repurchase any unsold shares issued, if any, pursuant to the make whole for an aggregate purchase price of $1, once the total proceeds received by the applicable seller for any sales of shares (public or private) together with any cash dividend distributions received from the combined company equals the product of the number of shares issued pursuant to the applicable purchase agreement multiplied by $10. The terms of the TVAs do not become effective until there is an effective registration statement covering such shares. The registration rights agreement entered into with the sellers requires the Company to file a registration statement covering these shares as soon as practicable. There are no liquidating damage or penalty provisions included in the registration rights agreement.

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

The Company, LuxCo, Messrs. Rotondi and Failla and Giuseppe Pantaleo, three of the sellers of the Subsidiaries, entered into an agreement which terminated the TVA dated September 30, 2013 among them, resulting in there being no TVAs outstanding as of December 31, 2014.

D.	Exchange controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our units, ordinary shares and redeemable warrants to acquire our ordinary shares, sometimes referred to individually or collectively in this summary as our “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.

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

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see “ Taxation on the Disposition of Ordinary Shares and Redeemable Warrants” below) provided that (1) such shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the OTC Pink market. Because our ordinary shares are currently listed and traded only on the OTC Pink market, any dividends paid on such shares are not expected to qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

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

Taxation on the Disposition of Ordinary Shares and Redeemable Warrants

Upon a sale or other taxable disposition of our ordinary shares or redeemable warrants (which, in general, would include a distribution in connection with our liquidation or a redemption of ordinary shares, as described in “Taxation on the Redemption of Ordinary Shares” below, or a redemption of redeemable warrants), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or redeemable warrants. See “Exercise or Lapse of Redeemable Warrants” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of redeemable warrants.

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

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. Under applicable regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or “QEF,” rules discussed below under “ Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

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

Based on the composition and estimated values of our assets and the nature of our income for our 2014 taxable year, we believe that we are a PFIC for such taxable year.

If we are a PFIC, as we believe we were in 2014, for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or redeemable warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

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

In general, if we are a PFIC, as we believe we were in 2014, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. Therefore, a U.S. Holder’s QEF election may not be effective. Any U.S. Holder wishing to make a QEF election should consult with its own tax advisor.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, the initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held ordinary shares or redeemable warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the ordinary shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ordinary shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and will also have a new holding period in the ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares, as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its ordinary and for which we are determined to be a PFIC.

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

If we are a PFIC, as we believe we were for 2014, and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares should be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, we do not plan to make annual determinations or otherwise notify U.S. Holders of the status of any such lower-tier PFIC. There is also no assurance that we will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

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

Interest Rate Risk

The Group’s exposure to interest rate risk primarily relates to its outstanding debts, which is mostly in the form of a variable interest rate mortgage. The current weighted average interest rate on such debts is 3.5%.

According to the Group’s lease agreements with its tenants, there is a clause allowing the Group to increase the lease payment at the end of each year term in connection with the official inflation rate published by the Italian government. A 1% inflation rate would yield a 1% increase in rental income. Although there is no direct correlation between the increase of the inflation rate and the increase in interest rate published by the Italian Central Bank, the increase of interest rate has been historically significantly less than the inflation rate. This clause in the lease agreements aims to increase the level of cash inflow for covering the variable interest rate mortgage.

The current weighted average interest rate on the variable interest rate mortgage is 3.5%. The following sensitivity analysis demonstrates different scenarios that may occur in the future. Based on the following sensitivity analysis, a 1% increase in inflation with a 0.25% increase in interest rate would yield a 1% increase in the rental income and 16% increase in the gross profit before operating expenses. If the interest rate increases in a significant lower rate than the inflation rate, the effect on net profit would be favorable.

	Current at 3.5% weighted average interest rate	Assuming 1% inflation and 0.25% interest rate increase	Assuming 1% inflation and 0.5% interest rate increase	Assuming 2% inflation and 0.5% interest rate increase	Assuming 2% inflation and 1% interest rate increase	Assuming 3% inflation and 1% interest rate increase	Assuming 3% inflation and 1.5% interest rate increase

Current annual rental based on existing lease agreements	$3,725,819

Adjusted annual rental income according to the inflation rate		$3,763,078	$3,763,078	$3,800,336	$3,800,336	$3,837,594	$3,837,594

$ Increase in rental income		$37,259	$37,259	$74,517	$74,517	$111,775	$111,775

% increase in rental income with inflation rate adjustment		1%	1%	2%	2%	3%	3%

Annual finance expense	1,653,774	1,139,024	1,214,959	1,214,959	1,366,828	1,366,828	1,518,698

Effect of interest expense on the gross profit before operating expenses		552,009	476,074	513,332	361,463	398,721	246,851

% increase (decrease) on effect of interest expense on the gross profit before operating expenses		15%	13%	14%	10%	11%	7%

One Subsidiary has stipulated Interest Rate Swap agreements linked to floating rate medium-term leasing contracts with the aim of ensuring itself a fixed rate on their operations. The notional value as at December 31, 2014 is equal to $1,668,905. The fair value as at December 31, 2014 was $221,191, whilst the change in fair value during 2014 amounted to $68,821.

Impact of Inflation

Each of the Subsidiaries are exposed to the impact of inflation primarily relating to its operating expenses, and the variable interest rate mortgages it carries. There is no direct correlation between the increase of the inflation rate and the increase in interest rate published by the Italian Central Bank; however, the increase of interest rate has been historically significantly less than the inflation rate. The clause allowing the Group to increase the lease payment each year in connection with inflation rate (see note “Interest Rate Risk”) is aimed at facilitating an increased level of cash inflow for covering the inflation affecting operating expenses and the increase in the variable interest rate mortgage.

Foreign Currency Risk

The Euro is the functional and reporting currency for the Group’s operation in Italy. All transactions in currencies other than the functional currency during the year are recorded at the exchange rates on the date of such transactions. The Subsidiaries have not entered into transactions denominated in a currency other than their functional currency and hence the exposure to foreign currency risk within the Subsidiaries is limited. However, Prime’s functional and reporting currency is the U.S. dollar. During consolidation of Subsidiaries’ and Prime’s financial statements, monetary assets and liabilities of the Subsidiaries are translated from Euro into U.S. dollars at the exchange rates on the reporting date. The historical amounts in the statements of income/(loss) and comprehensive income/(loss) are translated at an appropriate weighted average rate for the period presented. The exchange differences are recorded in our consolidated statements of income/(loss) and comprehensive income/(loss). The amounts in the statements of financial position are translated at the historical exchange rate as of the date of the report. Therefore, fluctuations in exchange rates may affect our consolidated statements of financial position.

According to the historical exchange rate published by U.S. Federal Reserve Bank, the exchange rate between Euro and U.S. dollar has been relatively stable for the past 10 years. The average exchange rate of U.S. dollar to Euro from 2004 to 2014 was $1.3314 to €1, with a 12.18% decrease in the 2014 year-end Euro currency exchange rate as compared to the US Dollar from the prior year.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The description of securities other than equity securities included under the heading “Description of Securities” in the company’s registration statement on Form F-1 (File No. 333-171777), initially filed with the Securities & Exchange Commission on January 20, 2011, as amended, is hereby incorporated by reference.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, the full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. As of October 31, 2015, $258,393 of interest expense has been recorded in connection with this note.

During 2014, one of the Subsidiaries missed certain scheduled repayments on a bank loan totaling $193,011 in principal and $22,680 in interest. Except for these missed scheduled repayments, the Group has been current on all scheduled repayments. According to the mortgage agreement, missing scheduled payments can cause the bank to request immediate repayment of the residual debt totaling approximately $1,515,720 as of December 31, 2014. Management is negotiating with the bank to postpone repayment for 12 months. Separately during 2014, one of our other Subsidiaries missed certain scheduled finance lease payments to the leasing department of the same bank. As of the date of this report, the bank official from the mortgage department, on the Group’s behalf, is in negotiation with their leasing department on the issuance of a final moratorium. As the negotiation is in the final stage, management believes the risk of the bank demanding immediate repayment of the full residual debt is very low. However, there can be no assurance the bank will not decide to refuse granting the postponement to the Group during this final negotiation stage and request for immediate repayment of the residual debt. As a result of this possibility, the Management has classified such residual debt as current loans and borrowings as of December 31, 2014.

During 2014, four of the Subsidiaries missed certain scheduled payment to four finance lease creditors, totaling approximately $244,234 in principal and $241,328 in interest as at December 31, 2014. Except for these missed scheduled payments, the Group has been current with all the scheduled payments. Pursuant to the leasing agreement, the finance lease creditors have the right to declare the borrower in default in case of missing scheduled payments via official written notice and demand full payment of outstanding principal balance at the time of such default declaration. Management has been negotiating with all the affected finance lease creditors for modification repayment plans on these missed payments. The Group remitted full missed payments to one of the finance lease creditors in the second quarter of 2015 and thus corrected the default. As of the date of this report, the remaining finance lease creditors are going through an internal approval process relating to the proposed modified repayment terms. The communications between the Group and the affected finance lease creditors are ongoing and positive. Management believes there is very low risk of the finance lease creditors declaring the borrowers in default and demanding immediate full principal payment during the approval process. However, there can be no assurance the finance lease creditors will not decide to refuse granting the requested modification repayment plans to the Group during this approval process and request for immediate repayment of the residual debt. As a result of this possibility, the Management has classified such residual finance leases as current loans and borrowings as of December 31, 2014.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2014 was made under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report due to our internal control over financial reporting not being effective, as described further below.

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

Under the supervision and with the participation of our current management, including our Interim Chief Executive Officer and Interim Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as issued in 1992. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was not effective due to material weaknesses in our internal control over financial reporting that applied as of December 31, 2014, and such weaknesses continue to apply to date. Material weaknesses in our internal controls include the lack of periodic interim review of the financial statements by the management, lack of segregation of duties, untimely reconciliation, improper checks and balances, lack of audit committee, and the fact that the Company’s review procedures in connection with financial reporting are limited. Our current management further identified other weaknesses in entity level controls, including, but not limited to, control environment, risk assessment processes, information sharing, and monitoring processes. Such weaknesses resulted in the Company’s restatement of its 2013 financial statements. Our current management intends to design and implement processes and procedures that will provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with IFRS and its related interpretations as funding becomes available to be able to put the components in place.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum LLP (“Marcum”), our independent registered public accounting firm for the year ended December 31, 2014 and WeiserMazars LLP (“WM”), our principal external independent registered public accounting firm, for the year ended December 31, 2013.

	2014	2013

Audit fees(1)	$226,196	$145,000
Audit related fees(2)	52,500	41,500
Tax fees	–	–
Total fees	$278,696	$186,500

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements.

(2)	“Audited related fees” means the aggregate fees billed for time incurred other than audit of our consolidated financial statements, such as fees in connection with 2013 consolidated financial statements restatement with and related 6-K or 20-F amendment by prior or current auditors, and review of 2014 20-F filing by prior auditors.

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

On January 29, 2015, the Board of Directors of Prime voted to dismiss its independent registered public accounting firm WM. On January 29, 2015, Prime engaged Marcum as its new independent registered public accounting firm. The decision to retain Marcum was approved by Prime’s Board of Directors.

WM’s report on Prime’s financial statements for the fiscal year ended December 31, 2013 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that the opinion of WM for the fiscal year ended December 31, 2013 did include a statement that there was substantial doubt as to Prime’s ability to continue as a going concern.

In addition, as discussed in Item 15.B above, the current management has identified material weaknesses in our internal control over financial reporting that include the lack of periodic interim review of the financial statements by the management, lack of segregation of duties, untimely reconciliation, improper checks and balances, lack of audit committee participation, and the fact that the Company’s review procedures in connection with financial reporting are limited. Our current management further identified other weaknesses in entity level controls, including, but not limited to, control environment, risk assessment processes, information sharing, and monitoring processes. Such weaknesses resulted in the Company’s restatement of its 2013 financial statements. Our current management intends to design and implement processes and procedures that will provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with IFRS and its related interpretations as funding becomes available to be able to put the components in place.

During Prime's fiscal year ended December 31, 2013 and the subsequent period through the date of WM’s dismissal, there were no disagreements with WM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to WM’s satisfaction, would have caused WM to make reference to the subject matter of the disagreement(s) in connection with its report on Prime’s consolidated financial statements for such period.

During Prime’s year ended December 31, 2013 and the subsequent period through the date of WM’s dismissal, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

Prime provided WM with a copy of the foregoing disclosures and requested that WM review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Incorporated by reference as Exhibit 16.1 is a copy of WM’s letter dated February 2, 2015, addressed to the SEC relating to the statements made by Prime.

During Prime’s fiscal years ended December 31, 2014 and 2013 and through January 29, 2015, neither Prime nor anyone on its behalf consulted Marcum regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Prime’s consolidated financial statements, and neither a written report nor oral advice was provided to Prime that Marcum concluded was an important factor considered by Prime in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 304 of Regulation S-K) or a reportable event.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association(1)
1.2	Amendment to Amended and Restated Articles of Association(2)
2.1	Specimen Unit Certificate(1)
2.2	Specimen Ordinary Share Certificate(1)
2.3	Specimen Public Redeemable Warrant Certificate(1)
2.4	Specimen Founder Warrant Certificate(1)
2.5	Specimen Placement Warrant Certificate(1)
2.6	Form of Warrant Agreement(1)
2.7	Form of Unit Purchase Option(1)
4.1	Form of Underwriting Agreement(1)
4.2	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders(1)
4.3	Promissory Note dated March 25, 2010 by the Registrant to Diana Chia-Huei Liu(1)
4.4	Promissory Note dated March 25, 2010 by the Registrant to William Tsu-Cheng Yu(1)
4.5	Promissory Note dated November 10, 2010 by the Registrant to Diana Chia-Huei Liu(1)
4.6	Promissory Note dated November 10, 2010 by the Registrant to William Tsu-Cheng Yu(1)
4.7	Promissory Note, dated as of February 10, 2010, issued to Diana Liu(1)
4.8	Promissory Note, dated as of February 10, 2010, issued to William Yu(1)
4.9	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to Diana Liu(1)
4.10	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to William Yu(1)
4.11	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to Diana Liu(1)
4.12	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to William Yu(1)
4.13	Promissory Note, dated as of May 3, 2012, issued to William Yu(2)
4.14	Promissory Note, dated as of November 1, 2012, issued to William Yu(2)
4.15	Promissory Note, dated as of February 12, 2013, issued to William Yu(2)
4.16	Promissory Note, dated as of March 4, 2013, issued to William Yu(2)
4.17	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founders(1)
4.18	Form of Registration Rights Agreement among the Registrant and the Founders(1)
4.19	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Amy Lau(1)
4.20	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Carolyne Yu(1)
4.21	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dane Chauvel(1)
4.22	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dave Sagar(1)
4.23	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Elizabeth Pulchny(1)
4.24	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and John Chase(1)
4.25	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Lance Wei(1)
4.26	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Rebecca Poon(1)
4.27	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Dane Chauvel(1)
4.28	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Jason Wang(1)
4.29	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and HuiKai Yan(1)
4.30	Stock Option Agreement, dated as of March 21, 2012, between the Registrant and George Kaufman(3)
4.31	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio(2)
4.32	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and CNH Diversified Opportunities Master Account, L.P.(2)
4.33	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Opportunistic Premium Offshore Fund, L.P. (2)
4.34	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Diversified Arbitrage Fund(2)
4.35	Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries(4)
4.36	Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Seba S.r.l., Francesco Rotondi and Giuseppe Pantaleo(5)

Exhibit No.	Description
4.37	Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Nova S.r.l., Francesco Rotondi and Luca Massimo Failla(5)
4.38	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Delfin S.r.l., Davide Rigamonti, Cesare Lanati and G.S.I. S.r.l.(6)
4.39	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, SIM S.r.l., G.S.I. S.r.l. and Bell Real Estate S.r.l. (6)
4.40	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Dieci Real Estate S.r.l., ELLEGI S.r.l. and G.S.I. S.r.l. (6)
4.41	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, ELLEGI S.r.l., Bell Real Estate S.r.l. and Stefano Lanati(6)
4.42	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, G.S.I. S.r.l., Bell Real Estate S.r.l. and IGS S.r.l. (6)
4.43	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Magfin S.r.l., Bell Real Estate S.r.l., G.S.I. S.r.l. (6)
4.44	Letter of Intent, dated July 3, 2013, by and among Prime Acquisition Corp., Union European Concept Futurum Geie, Radiomarelli SA(6)
4.45	Purchase Agreement, dated August 30, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC and Futurum Enegry S.A.(7)
4.46	Purchase Agreement, dated August 30, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC and Radiomarelli S.A. (7)
4.47	Transaction Value Agreement, dated as of September 30, 2013 by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l. and the Bell Group holders named therein. (8)
4.48	[Reserved]
4.49	Transaction Value Agreement, dated as of September 30, 2013 by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l. and the Nova holders named therein. (8)
4.50	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Seba) (8)
4.51	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Nova) (8)
4.52	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Delfin) (8)
4.53	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (SIM) (8)
4.54	[Reserved]
4.55	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (ELLEGI) (8)
4.56	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (G.S.I.) (8)
4.57	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Magfin) (8)
4.58	Registration Rights Agreement, dated September 27, 2013, by and among Prime Acquisition Corp., BHN LLC, and the investors named therein(8)
4.59	Amendment, dated September 11 ,2013, to Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Seba S.r.l., Francesco Rotondi and Giuseppe Pantaleo(8)
4.60	Amendment, dated September 11, 2013, to Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Nova S.r.l., Francesco Rotondi and Luca Massimo Failla(8)
4.61	Amendment, dated September 27, 2013, to Bell Group Stock Purchase Agreements(8)
4.62	Amendment, dated September 27, 2013, to Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries(8)
4.63	Promissory Note, dated as of September 30, 2013, issued to Chardan Capital Markets(8)
4.64	Promissory Note, dated as of May 27, 2014, issued to Diana Liu*
4.65	Promissory Note, dated as of July 1, 2014, issued to Diana Liu*
4.66	Promissory Note, dated as of July 31, 2014, issued to Diana Liu*
4.67	Promissory Note, dated as of August 15, 2014, issued to Diana Liu*
4.68	Stock Option Agreement, dated as of May 10, 2014, between the Registrant and Andrea Crespi Bel’skij*
4.69	Stock Option Agreement, dated as of May 10, 2014, between the Registrant and Amy Lau*

Exhibit No.	Description
4.70	Stock Purchase Agreement, dated as of December 18, 2014, between the Registrant and LuxCo, Seba, Francesco Rotondi and Luca Failla (10)
4.71	Option Agreement, dated as of December 18, 2014, between the Registrant and LuxCo, Nova, Francesco Rotondi (10)
4.72	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Michela Del Molino
4.73	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Monica Sironi
4.74	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Rosaria Racco
4.75	Termination of Transaction Value Agreement, dated as of December 17, 2014 by and among Prime Acquisition Corp., Prime Luxembourg S.àr.l., Francesco Rotondi, Luca Massimo Failla and Giuseppe Pantaleo
4.76	Termination of Transaction Value Agreement, dated as of December 15, 2014 by and among Prime Acquisition Corp., Prime Luxembourg S.àr.l., Cesare Lanati, Stefano Lanati, Davide Rigamonti, Bell Real Estate S.r.l., IGS S.r.l.
4.77	Promissory Note, dated as of August 25, 2014, issued to Diana Liu
4.78	Promissory Note, dated as of October 1, 2014, issued to Diana Liu
4.79	Promissory Note, dated as of October 2, 2014, issued to Diana Liu
4.80	Promissory Note, dated as of October 30, 2014, issued to Diana Liu
4.81	Promissory Note, dated as of November 21, 2014, issued to Diana Liu
4.82	Promissory Note, dated as of December 6, 2014, issued to Diana Liu
4.83	Promissory Note, dated as of December 17, 2014, issued to Diana Liu
4.84	Promissory Note, dated as of December 17, 2014, issued to Amy Lau
4.85	Promissory Note, dated as of February 1, 2015, issued to Diana Liu
4.86	Promissory Note, dated as of March 1, 2015, issued to Diana Liu
4.87	Promissory Note, dated as of April 1, 2015, issued to Diana Liu
4.88	Promissory Note, dated as of May 1, 2015, issued to Diana Liu
4.89	Promissory Note, dated as of May 27, 2015, issued to Diana Liu
4.90	Promissory Note, dated as of June 1, 2015, issued to Diana Liu
4.91	Promissory Note, dated as of July 1, 2015, issued to Diana Liu
4.92	Promissory Note, dated as of July 1, 2015, issued to Diana Liu
4.93	Promissory Note, dated as of August 1, 2015, issued to Diana Liu
4.94	Promissory Note, dated as of August 14, 2015, issued to Diana Liu
4.95	Promissory Note, dated as of August 25, 2015, issued to Diana Liu
4.96	Promissory Note, dated as of August 25, 2015, issued to Diana Liu
4.97	Promissory Note, dated as of September 30, 2015, issued to Diana Liu
4.98	Promissory Note, dated as of October 1, 2015, issued to Diana Liu
4.99	Promissory Note, dated as of October 1, 2015, issued to Diana Liu
4.100	Promissory Note, dated as of October 2, 2015, issued to Diana Liu
4.101	Promissory Note, dated as of October 8, 2015, issued to Diana Liu
4.102	Promissory Note, dated as of November 5, 2015, issued to Diana Liu
4.103	Promissory Note, dated as of November 16, 2015, issued to Diana Liu
4.104	Promissory Note, dated as of November 21, 2015, issued to Diana Liu
4.105	Stock Option Agreement, dated as of May 10, 2015, between the Registrant and Amy Lau
4.106	Stock Purchase Agreement, dated as of June 26, 2014, between the Registrant and LuxCo, GSI, SIM, Bell Real Estate S.r,l., Cesare Lanati and Stefano Lanati
4.107	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and George Kaufman
4.108	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Michela Del Molino
4.109	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Mattia Nigro
4.110	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Rosaria Racco
8.1	List of Subsidiaries(8)
11.1	Code of Ethics(1)
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Letter from Marcum Bernstein & Pinchuk LLP, dated March 20, 2014 (9)

*	Previously Filed

(1)	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-171777).

(2)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2013.

(3)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2012.

(4)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on May 24, 2013.

(5)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on June 27, 2013.

(6)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on July 16, 2013.

(7)	Incorporated by reference to Amendment No. 1 the Schedule TO/A of the registrant, filed on September 6, 2013.

(8)	Incorporated by reference to the Shell Company Report on Form 20-F of the registrant, filed on September 30, 2013.

(9)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on March 20, 2014.

(10)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on December 23, 2014.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.
Date: January 14, 2016
	By:	/s/ William Tsu-Cheng Yu
William Tsu-Cheng Yu
Interim Chief Executive Officer and Chairman
(Principal Executive Officer)

Date: January 14, 2016
	By:	/s/ Amy Lau
Amy Lau
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders

of Prime Acquisition Corp.

We have audited the accompanying consolidated statement of financial position of Prime Acquisition Corp. and its Subsidiaries (collectively the “Company”) as of December 31, 2014, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prime Acquisition Corp. and Subsidiaries, as of December 31, 2014, and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant recurring operating losses, negative cash flows from operations and has a working capital deficiency. The Company is also dependent on the completion of additional equity and or/debt financing in order to continue its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum llp

Marcum llp

New York, NY
January 14, 2016

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

/s/ WeiserMazars LLP

New York, New York

September 8, 2014, except for Note 5 (paragraphs 3, 6 and 9), Note 6, Note 10, Note 16 (paragraph 7), Note 20 and Note 27, as to which the date is May 21, 2015)

Report of Independent Registered Public Accounting Firm

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

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd

Shandong, PRC
September 8, 2014

Prime Acquisition Corp.
Consolidated statements of income/(loss) and comprehensive income/(loss)
For the years ended December 31,

	Notes	2014	2013*	2012

Continuing operations
Rental income		$4,086,075	$1,007,015	$–
Other revenues		126,165	77,436	–
Total Revenues		4,212,240	1,084,451	–

Depreciation and bad debt provision	6	(107,400)	(59,295)	–
Impairment of goodwill		–	(6,914,458)	–
Other expenses	7	(2,769,238)	(4,367,539)	(1,120,793)
Total operating expenses		(2,876,638)	(11,341,292)	(1,120,793)
Operating profit/(loss)		1,335,602	(10,256,841)	(1,120,793)

Finance income	8	75,880	–	–
Finance costs	8	(1,891,493)	(712,545)	–
Contingent consideration in connection with business combination	9	5,157,951	(5,157,951)	–
Interest earned from investment held in trust		–	3,868	31,919
Net fair value gain on revaluation of investment properties		332,425	–	–
Profit/(loss) before tax		5,010,365	(16,123,469)	(1,088,874)

Tax expense, current	11	(208,603)	–	–
Deferred tax expense	11,12	(654,579)	7,184	–
Profit/(loss) for the year from continuing operations		4,147,183	(16,116,285)	(1,088,874)

Profit/(loss) from discontinued operations
Net profit/(loss) from discontinued operations	13	(727,864)	230,807	–
Profit/(loss) for the year		$3,419,319	$(15,885,478)	$(1,088,874)

Other comprehensive income, net of income tax
Foreign currency translation reserve		(999,519)	131,878	–
Total comprehensive income/(loss) for the year		$2,419,800	$(15,753,600)	$(1,088,874)

Earnings/(loss) per share
From continuing and discontinued operations
Weighted average number of ordinary shares outstanding - basic		3,098,017	3,037,806	4,894,983
Basic earnings/(loss) per share		$1.10	$(5.23)	$(0.22)
Weighted average number of ordinary shares outstanding - diluted		3,452,271	3,037,806	4,894,983
Diluted earnings/(loss) per share		$1.04	$(5.23)	$(0.22)

From continuing operations
Weighted average number of ordinary shares outstanding - basic		3,098,017	3,037,806	4,894,983
Basic earnings/(loss) per share		$1.34	$(5.31)	$(0.22)
Weighted average number of ordinary shares outstanding - diluted		3,452,271	3,037,806	4,894,983
Diluted earnings/(loss) per share		$1.26	$(5.31)	$(0.22)

*Restated for discontinued operations (see note 13 — Discontinued Operations)

The accompanying notes are an integral part of these consolidated financial statements

Prime Acquisition Corp.
Consolidated statements of financial position
As at December 31,

	Notes	2014	2013	2012
ASSETS

Non-current assets
Property and equipment, net	17	$156,944	$265,757	$3,595
Investment properties	18	47,629,537	72,877,131	–
Total non-current assets		47,786,481	73,142,888	3,595

Current assets
Prepaid expenses and other current assets	19	173,695	512,269	8,039
Trade and other receivables, net	20	1,005,261	4,757,018	–
Cash held in trust account		–	–	36,620,933
Cash and cash equivalents	21	165,091	133,414	7,411
Total current assets		1,344,047	5,402,701	36,636,383
TOTAL ASSETS		$49,130,528	78,545,589	$36,639,978

EQUITY AND LIABILITIES

Equity
Ordinary shares, $0.001 par value (Authorized 50,000,000 shares; 2,428,532, 3,179,721 and 4,894,983 shares issued and outstanding at December 31, 2014, 2013, and 2012, respectively)	22	$2,429	$3,180	$1,863
Share premium		16,722,007	19,958,593	5,890,921
Retained deficit		(14,080,154)	(17,499,473)	(1,613,995)
Foreign currency translation reserve		(867,641)	131,878	–
Total equity		1,776,641	2,594,178	4,278,789

Liabilities
Non-current liabilities
Ordinary shares, subject to possible redemption 3,031,969 shares at $10.02 per share at December 31, 2012, and January 1, 2012		–	–	30,380,329
Loans and borrowings, less current portion	23, 24	9,121,409	45,428,789	–
Deferred tax liabilities	12	3,738,082	5,399,745	–
Corporate tax liabilities, less current portion		419,388	550,792	–
Tenant security deposits		896,289	1,273,452	–
Total non-current liabilities		14,175,168	52,652,778	30,380,329

Current liabilities
Deferred underwriters fees		–	–	1,022,833
Notes payable to stockholders	25	1,677,538	420,000	60,000
Due to related party	25	379,330	426,959	275,771
Loans and borrowings	23, 24, 26	23,146,771	5,503,242	–
Trade and other payables	27	5,311,130	8,699,717	622,256
Accrued expenses and other deferred income	28	437,203	546,010	–
Corporate tax liabilities		1,825,671	910,364	–
Derivative financial liabilities	29	221,191	1,141,314	–
Contingent consideration in connection with business combination	9	–	5,157,951	–
Provisions	30	179,885	493,076	–
Total current liabilities		33,178,719	23,298,633	1,980,860
Total liabilities		47,353,887	75,951,411	32,361,189

TOTAL EQUITY AND LIABILITIES		$49,130,528	$78,545,589	$36,639,978

The accompanying notes are an integral part of these consolidated financial statements

Prime Acquisition Corp.

Consolidated statements of changes in equity

For the period from January 1, 2012 to December 31, 2014

	Ordinary Shares		Share	Retained	Foreign Currency Translation	Total
	Shares	Amount	Premium	Deficit	Reserve	Equity
Balance at January 1, 2012	4,894,983	$1,863	$5,685,171	$(525,121)	$–	$5,161,913

Non-employee stock based compensation	–	–	180,750	–	–	180,750

Reversal of over-accrual of offering costs	–	–	25,000	–	–	25,000

Loss for the year	–	–	–	(1,088,874)	–	(1,088,874)

Balance at December 31, 2012	4,894,983	1,863	5,890,921	(1,613,995)	–	4,278,789

IPO shares redeemed in connection with tender offer	(3,008,955)	–	–	–	–	–

Shares issued for non-employee services rendered	30,000	30	299,970	–	–	300,000

IPO shares redeemed in connection with tender offer	(1)	–	–	–	–	–

Proceeds from 23,013 IPO shares not redeemed in connection with final tender offer	–	23	230,577	–	–	230,600

Ordinary shares issued in connection with the business combination	1,719,317	1,719	18,841,995	–	–	18,843,714

Exercise of put option	(508,123)	(508)	(5,643,744)	–	–	(5,644,252)

Beneficial conversion feature on convertible promissory note	–	–	184,584	–	–	184,584

Foreign currency translation reserve	–	–	–	–	131,878	131,878

Non-employee stock options exercised	52,500	53	(53)	–	–	–

Non-employee stock based compensation	–	–	154,343	–	–	154,343

Loss for the year	–	–	–	(15,885,478)	–	(15,885,478)

Balance at December 31, 2013	3,179,721	3,180	19,958,593	(17,499,473)	131,878	2,594,178

Non-employee stock based compensation	–	–	5,044	–	–	5,044

Forfeiture of founders shares	(253,881)	(253)	253	–	–	–

Derecognition of subsidiary	(497,308)	(498)	(3,243,040)	–	–	(3,243,538)

Beneficial conversion feature on convertible promissory note	–	–	1,157	–	–	1,157

Profit for the year	–	–	–	3,419,319	–	3,419,319

Foreign currency translation reserve	–	–	–	–	(999,519)	(999,519)

Balance at December 31, 2014	2,428,532	$2,429	$16,722,007	$(14,080,154)	$(867,641)	$1,776,641

The accompanying notes are an integral part of these consolidated financial statements

Prime Acquisition Corp.

Consolidated statements of cash flows

For the years ended December 31,

	2014	2013	2012
Cash flows from operating activities

Profit/(loss) for the year	$3,419,319	$(15,885,478)	$(1,088,874)
Adjustments to loss for non-cash items
Share-based payments	5,044	454,343	180,750
Derivatives fair value adjustment	(75,622)	(50,649)	–
Net fair value gain on revaluation of investment property	(332,425)	–	–
Loss on disposal of property and equipment	16,080	–	–
Goodwill impairment	–	6,914,458	–
Depreciation	75,245	18,119	815
Provision for bad debt	32,155	41,176	–
Provision/(release of provision) relating to litigation	(300,000)	300,000	–
Other provisions	11,342	–	–
Share premium	1,157	–	–
Loss on foreign currency exchange on discontinued operation	426,410	–	–
Contingent consideration in connection with business combination	(5,157,951)	5,157,951	–
Revenues normalization	148,926	–	–
Deferred tax liabilities	562,730	(44,719)	–
Finance costs	1,891,493	601,039	–
	723,903	(2,493,760)	(907,309)
Working capital adjustments
Decrease in prepaid expenses and other current assets	298,617	420,424	22,771
Decrease/(increase) in trade and other receivables	388,658	(3,569,837)	–
(Decrease)/increase in trade and other payables	97,717	5,001,811	566,431
(Decrease)/increase in accrued expenses and other deferred income	–	546,010	–
Increase/(decrease) in tenant security deposits	232,061	(69,623)	–
Increase/(decrease) in corporate tax liabilities	821,296	(18,692)
Cash generated from operations	2,562,252	(183,667)	(318,107)
Corporate taxes paid	(140,114)	–	–
Finance costs paid	(1,363,673)	(400,540)	–
Net cash (used in)/generated by operating activities	1,058,465	(584,207)	(318,107)

Cash flows from investing activities
Transfer from trust to operating account	–	36,624,800	–
Interest received on trust account	–	(3,867)	6,081
Cash acquired on acquisition/(given on disposition)	(17,361)	181,461	–
Acquisition of property and equipment	(6,401)	(4,820)	(2,116)
Net cash (used in)/generated by investing activities	(23,762)	36,797,574	3,965

Cash flows from financing activities
Advances from/(payment to) related party	(47,629)	151,188	192,587
Payment to underwriters	–	(240,000)	–
Proceeds from notes payable to stockholders	1,257,537	360,000	60,000
Proceeds from line of credit, net	33,520	565,359	–
Repayment on finance leases and loans	(2,308,190)	(1,128,680)	–
Redemption of ordinary shares	–	(30,149,729)	–
Payment of put option	–	(5,644,252)	–
Net cash (used in)/generated by financing activities	(1,064,762)	(36,086,114)	252,587

Effect of exchange rates on cash and cash equivalents	61,736	(1,250)	–

Net increase (decrease) in cash and cash equivalents	31,677	126,003	(61,555)

Cash and cash equivalents at beginning of year	133,414	7,411	68,966

Cash and cash equivalents at end of year	$165,091	$133,414	$7,411

2014 Non cash transactions

In 2014, the Group has reached various offsetting agreements with one of the former owners of the investment properties (and a current shareholder of the Group) on offsetting certain receivables and payables of $3,470,482 in total (see note 20 — Trade and Other Receivables).

On December 18, 2014, the Company returned one of the subsidiaries (Seba S.r.l.) acquired through the closing of the Purchase Agreement to the original seller in exchange for the return of 497,308 of the Company’s shares. No additional cash was exchanged in addition to the Company’s share returned (see note 13 — Discontinued Operations).

2013 Supplemental information

Other supplemental information consists of:

1,719,317 ordinary shares issued in connection with business combination	$18,843,714

Conversion of deferred underwriter fees to note payable to underwriters	$889,833

The accompanying notes are an integral part of these consolidated financial statements

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Corporate Information and Plan of Business Operations

The consolidated financial statements of Prime Acquisition Corp. and its wholly-owned subsidiaries (collectively, the “Group”) for the year ended December 31, 2014 were authorized for issue in accordance with a resolution of the directors on December 31, 2015. Prime Acquisition Corp. (the “Company”) is a Cayman Islands exempted company initially organized as a blank check company for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business. The registered office is located at No 322, Zhongshan East Road, Shijiazhuang, Hebei Province 05001, China.

The Group is principally engaged in the management of investment property (see note 18 — Investment Properties). On September 30, 2013, the Company consummated a business combination (the “Business Combination”), through Prime BHN Luxembourg S.a.r.l (a Luxembourg company and wholly-owned subsidiary of the Company, “LuxCo”), by acquiring 100% of Seba S.r.l. (“Seba”), Nova S.r.l. (“Nova”), Delfin S.r.l. (“Delfin”), SIM S.r.l. (“SIM”), Dieci Real Estate S.r.l. (“Dieci”), Ellegi S.r.l. (“Ellegi”), G.S.I. S.r.l. (“GSI”), Magfin S.r.l. (“Magfin”), all are Italian limited liability companies (collectively the “Subsidiaries”) for an aggregate of 1,719,317 ordinary shares. The fair value of the shares is the closing market price of the Company at the acquisition date, at $10.96 per share. The fair value of the consideration given was therefore $18,843,714. As a result of this Business Combination, eleven properties were acquired. All of the properties in the portfolio are commercial real estate assets based in Italy. The existing strategic management function and associated processes were acquired with the property and, as such, the Company’s management considers this transaction the acquisition of a business, rather than an asset acquisition. Immediately following consummation of the Business Combination, the Company had a total of 3,635,344 ordinary shares outstanding.

On December 18, 2014, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) with LuxCo, Seba, at the time LuxCo’s wholly owned subsidiary, Francesco Rotondi and Luca Failla (the former owners of Seba prior to the Business Combination). Pursuant to the Purchase Agreement, on December 18, 2014, Messrs. Rotondi and Failla acquired all of the outstanding equity interests in Seba in exchange for the return of 497,308 of the Company’s shares (the “Consideration Shares”, the Purchase Agreement event “Unwinding”). Seba’s sole asset consists of four floors of Corso Europa 22, an office building in central Milan. As a result, immediately following the closing of this Purchase Agreement, the Company had a total of 2,682,413 ordinary shares outstanding and the Company’s portfolio comprised of eleven properties (see note 18 — Investment Properties).

Additionally in connection with the Purchase Agreement:

1. The Company, LuxCo, Messrs. Rotondi and Failla and Giuseppe Pantaleo entered into an agreement which terminated the Transaction Value Agreement dated September 30, 2013 among them (the “Seba-Nova TVA”). The Seba-Nova TVA required the Company to make Messrs. Rotondi, Failla and Pantaleo whole in the event that the average sales price of all of the shares that were issued to them were sold in public market transactions at less than $10 per share (see note 9 — Contingent Consideration).

2. The Company, LuxCo, Nova, and Mr. Rotondi entered into an option agreement (the “Option Agreement”) pursuant to which Mr. Rotondi would have the right to purchase all of the equity interests in Nova owned by LuxCo in the event that (i) the mortgage payments that Mr. Rotondi has personally guaranteed are not made, or (ii) a certain power of attorney that would facilitate the transfer of Nova’s equity interests to Mr. Rotondi is not renewed. The Option Agreement will terminate on the repayment of the mortgages or the termination of Mr. Rotondi’s personal guaranties. The consideration for the exercise of the option would be the return of 50,000 shares of the Company’s ordinary shares. Nova’s sole asset consists of two floors of Corso Europa 22, an office building in central Milan.

Separately, on December 15, 2014, the Company, LuxCo, Cesare Lanati, Stefano Lanati, Davide Rigamonte Bell Real Estate S.r.l. and IGS S.r.l. entered into an agreement which terminated the Transaction Value Agreement dated September 30, 2013 among them (the “Bell TVA”). The Bell TVA, similar to the aforementioned Seba-Nova TVA, required the Company to make Messrs. Lanati, Lanati and Rigamonte and Bell Real Estate S.r.l. and IGS S.r.l. whole in the event that the average sales price of all of the shares that were issued to them were sold in public market transactions at less than $10 per share. As a result of the cancellation of Bell TVA and Seba-Nova TVA, there are no Transaction Value Agreements outstanding as of December 31, 2014 (see note 9 — Contingent Consideration).

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. The Group has incurred recurring operating losses, negative cash flows from operations, and has a working capital deficiency as of December 31, 2014. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

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

The funding of the Group has been primarily by the Company entering into interest bearing unsecured convertible promissory notes with one of the directors (see note 25 — Related Party Transactions and Balances). However, if additional financing from different source is not obtained, the Group may not be able to execute its business plan and may need to curtail certain of its operations.

Management is currently in discussion with several funding sources for a combination of debt and equity financing. However, there can be no assurance the Group will be able to obtain funding from these sources.

Note 2 — Basis of Presentation

(a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its related interpretations as issued by the International Accounting Standards Board (IASB).

i. Application of IFRS 1

For all periods up to and including the year ended December 31, 2012, the Company previously prepared its financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The financial statements, for the year ended December 31, 2013, are the first the Company has prepared in accordance with IFRS.

Accordingly, the Group has prepared consolidated financial statements which comply with IFRS applicable for periods ending on or after December 31, 2013, together with the comparative period data as at and for the year ended December 31, 2012, as described in the summary of significant accounting policies. In preparing these financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2012, the Company’s date of transition to IFRS. Management determined that no adjustments were necessary to convert the consolidated financial statements from US GAAP to IFRS.

The Company’s financial statements for the year ended December 31, 2012, was the first annual financial statements that comply with IFRS. The Company has applied IFRS 1 in preparing these consolidated financial statements.

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

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following which are measured at fair value:

•	Derivative financial instruments; and

•	Investment properties

(c)	Functional and presentation currency

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

The consolidated financial statements comprise the financial statements of the Company and its wholly-owned subsidiaries as at December 31, 2014 and 2013.

The Subsidiaries are consolidated from September 30, 2013 (the date of Business Combination), being the date on which the Company obtained control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions are eliminated in consolidation.

On December 18, 2014, the Company ceased control of Seba through the closing of the Purchase Agreement in exchange for the return of 497,308 of the Company’s shares. Seba’s operating result from January 1, 2014 to December 18, 2014 is reported as discontinued operations on the Group’s consolidated statements of income/(loss) and comprehensive income/(loss) for the years ended December 31, 2014 and December 31, 2013.

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

i. Rental income

The Group is the lessor in operating leases. Rental income arising from operating leases on investment property is accounted for on a straight-line basis over the lease terms and is included in the consolidated statements of income/(loss) and comprehensive income/(loss) due to its operating nature, except for contingent rental income which is recognized when it arises.

Amounts received from tenants to terminate leases or to compensate for dilapidations are recognized in the consolidated statements of income/(loss) and comprehensive income/(loss) when the right to receive them arises.

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

In accordance to IAS 17 — Leases, the direct costs of the leases are added to the amount recognized as an asset and amortized over the duration of the leases.

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

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.  Such amortization and accretion is included in the “interest income” line item in the statements of income/(loss) and comprehensive income/(loss). Interest income is recognized when earned.

(g)	Income Taxes

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

(h)	Deferred Taxation

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

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

•	The same taxable group company; or

•	Different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

(i)	Property and equipment

Items of property and equipment are initially recognized at cost. Depreciation is provided on all items of property and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following rates:

Plant and machinery – 7.5% per annum straight line

Fixture and fittings – 15.0% per annum straight line

Office and office related equipment – 20% per annum straight line

(j)	Share-Based Payment

Share-based payment awards granted to employees and non-employees are recognized as stock option expense, with a corresponding increase in equity, over the period that the optionees become unconditionally entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The Company estimates the fair value of option awards using the Black-Scholes option pricing model. Determining the fair value of awards under this model represents management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

(k)	Earnings/(loss) per Share

Basic earnings/(loss) per share is computed by dividing net profit/(loss) by the weighted-average number of ordinary shares outstanding of the year.

Warrants and options are excluded from the computation of fully diluted loss per share if their effect is anti-dilutive.

(l)	Provisions

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

(m)	Geographical Risk

The Subsidiaries’ operation is located in Italy. Therefore, it is subject to local government regulations and to the uncertainties of the economic and political conditions of this area.

The overall performance is affected by the increase or decrease of the gross Italian national product. During 2012 and 2013, there was a general slowdown of the economic trend in Europe and especially in Italy. This general slowdown has continued during 2014.

(n)	Foreign currencies

The financial statements of the Subsidiaries were translated from Euro to U.S. Dollars pursuant to the provisions of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, as follows:

•	Assets and liabilities were translated using the exchange rate at the balance sheet date
•	Amounts in the statement of operations were translated at an appropriate weighted average rate for the period presented
•	The subsidiaries equity accounts were translated using historical exchange rates
•	The translation adjustments resulting from translating the foreign entity’s financial statements are reported separately in Translation Reserve as a separate component of stockholders’ equity

(o)	Business Combination and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at the acquisition date fair value. Acquisition-related costs are expensed as incurred and included in other expenses.

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

(p)	Operating lease contracts – the Group as lessor

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

(q)	Leases – Group as lessee

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

Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the statements of income/(loss) and comprehensive income/(loss) as they arise.

(r)	Derivative financial instruments – Initial recognition and subsequent measurement

The Group uses interest rate swaps to hedge its risks associated with interest rates. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. They are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in the consolidated statements of income/(loss) and comprehensive income/(loss).

(s)	Share Capital

Ordinary shares are classified as equity. Ordinary shares subject to possible conversion are classified as liabilities.

(t)	New standards and interpretations not yet adopted

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

IFRS 15 Revenue from Contracts with Customers

The IASB have issued a new revenue recognition standard, IFRS 15 in May 2014, which replaces all existing IFRS revenue requirements. The standard applies to all revenue contracts and provides a model for the recognition and measurement of sales of some non-financial assets. Application is required for all annual periods beginning on or after January 1, 2018. There are new specific requirements in respect of variable consideration such that it is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals as a result of subsequent re-estimation. The adoption of IFRS 15 may have an impact on the revenue recognition as the tenants’ credit risk will be taken into consideration when rental revenue is being recognized. The effect of this to the Group’s consolidated financial statements is undetermined at this time.

Note 4 — Reclassifications to Prior Year Financial Statements

The Group revised the presentation of prepaid expenses and other current assets, trade and other receivables, corporate tax liabilities (less current portion), trade and other payables, accrued expenses and other deferred income, and corporate tax liabilities in its consolidated statements of financial position for the year ended December 31, 2013. The amounts were reclassified from one account to another account in the same section to better reflect the nature of these amounts. The reclassification did not affect the total assets, the total liabilities amounts, and the previously reported net income/(loss) in either of the years ended December 31, 2013 or 2014.

A tabular summary of the reclassifications are presented below:

	Consolidated statements of financial position
	As at December 31, 2013
	Previously reported	Revisions	Revised Reported
Prepaid expenses and other current assets	$92,154	$420,115	$512,269
Trade and other receivables, net	5,177,133	(420,115)	4,757,018

Total assets	78,545,589	–	78,545,589

Trade and other payables	9,245,727	(546,010)	8,699,717
Accrued expenses and other deferred income	–	546,010	546,010
Corporate tax liabilities	1,461,156	(550,792)	910,364
Corporate tax liabilities, less current portion	–	550,792	550,792

Total liabilities	75,951,411	–	75,951,411

Profit/(loss) for the year	(15,885,478)	–	(15,885,478)

The Company analyzed the revisions under SEC staff guidance (Staff Accounting Bulletin 108) and determined that the revisions are immaterial on a quantitative and qualitative basis and that it is probable that the judgment of a reasonable person relying upon the consolidated financial statements would not have been changed or influenced by the inclusion or reclassification of the items in the year ended December 31, 2013.

Note 5 – Business Combinations and Goodwill

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

In connection with the Business Combination in 2013, the Company entered into various transaction value agreements (each, a “TVA” and collectively, “TVAs”) with the sellers of the properties (See note 9 — Contingent Consideration).

On December 18, 2014, the Company ceased control of one of the Subsidiaries acquired from this Business Combination (see note 13 — Discontinued Operations) through the closing of the Purchase Agreement in exchange for the return of 497,308 of the Company’s shares.

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

From the date of acquisition through December 31, 2013, the Subsidiaries have contributed a net loss of approximately $2.5 million to the loss after tax and $1,374,728 to the revenues. If the combination has taken place at the beginning of the year, the net loss after tax through December 31, 2013 for the Company would have been $2,118,521 and revenue would have been $7,667,476.

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

Note 6 — Depreciation and Bad Debt Provision

Details of depreciation and bad debt provision are as follows:

	2014	2013
Depreciation of property and equipment	$75,245	$18,119
Bad debt provision	32,155	41,176
Total depreciation and bad debt provision	$107,400	$59,295

Note 7 — Other Expenses

Details of other expenses is shown in the table below:

	2014	2013*	2012
Rental costs	$177,271	$35,382	$90,000
Staff costs	250,881	35,136	–
Sundry operating expenses	51,336	105,765	–
Taxation on buildings	275,471	88,190	–
Administrative and other expenses	295,921	323,858	16,720
Maintenance expenses	372,907	201,065	–
Insurance costs	127,449	55,650	41,857
Provision/(release of provision) related to legal dispute	(300,000)	300,000	–
Legal expenses	517,265	1,438,367	524,737
Professional fees	864,255	1,263,002	157,870
Bank fees	50,100	11,056	34,544
Licenses, registration & fees	11,596	25,090	2,915
Put option fees	–	160,500	–
Rent expense	–	67,500	–
Stock option expense	5,044	154,343	180,750
Travel expense	69,742	102,635	71,400
Total other expenses	$2,769,238	$4,367,539	$1,120,793

*Restated for discontinued operations (see note 13 — Discontinued Operations)

Note 8 — Finance Income and Costs

The details of finance income and costs on the statements of income/(loss) and comprehensive income/(loss) is as follow:

Finance income	2014	2013
Finance income from variation of fair value on interest rate swap agreements	75,622	–
Other finance income	258	–
Total finance income	$75,880	$–

Finance costs	2014	2013
Finance cost on note payable to underwriters and other debt	$237,719	$200,500
Interest expense of bank loans, revolving line of credit and finance leases	1,653,774	512,045
Total finance costs	$1,891,493	$712,545

Note 9 — Contingent Consideration

In connection with the Business Combination in 2013, the Company entered into various TVAs with the sellers of the properties. Pursuant to the TVAs, the Company had agreed to make the sellers whole in the event that the average sales price of the ordinary shares issued to the sellers in public market transaction is less than $10, by issuing additional ordinary shares of the Company to the sellers. The make-whole would be available only after the respective seller had sold all of the shares received at the Business Combination. The number of shares issuable pursuant to the make-whole provisions of the TVAs was the quotient of the total shortfall between $10 and the average price for all such shares sold in public market transactions, divided by the then current fair market value of the combined company’s ordinary shares. The terms of the TVAs did not become effective until there was an effective registration statement covering such shares. The registration rights agreement entered into with the sellers requires the Company to file a registration statement covering these shares as soon as practicable. There were no liquidating damage or penalty provisions included in the registration rights agreement. Management deemed that as soon as practicable would not be a date prior to April 30, 2014. At December 31, 2013, the market price of the Company’s ordinary shares was $7 per share. As a result, the Company recorded a liability under these TVAs for $5,157,951 at December 31, 2013.

In addition, each of the TVAs granted the sellers a call option on the equity interest in the Business Combination in the event that such sellers are unable to sell a sufficient number of shares to reach certain dollar targets in certain periods set forth in the TVAs. Notwithstanding the foregoing and provided there was any effective registration statement covering such shares, if the total value of shares traded in the public market equaled the dollar target for a given period, then the call option could not be exercised for such period. In order to exercise the call option, a seller must delivered to the Company all of the proceeds received from the sale of shares issued pursuant to the applicable purchase agreement and TVA, together with any such shares that had not been sold by the seller, but less certain franchise tax payments made by the sellers. The Management deemed that there was no accounting implication on the call option granted.

On December 15 and 18, 2014, the Company had entered into separate agreements with the sellers of the properties to terminate the TVAs. As a result of these agreements on termination of the TVAs, there are no outstanding TVAs as of December 31, 2014. The liability recorded at December 31, 2013 is therefore reversed at December 31, 2014.

Note 10 – Impairment of Goodwill

All goodwill arising on acquisition which amounted to $6,914,458 was deemed impaired during the annual impairment test at December 31, 2013. See note 5 – Business Combinations and Goodwill for detail.

Note 11 – Income Taxes

The income taxes relating to continuing operations for the years ended December 31 are as follow:

	2014	2013
Current tax
In respect of the current year	$208,603	$–

Deferred tax (see note 12 — Deferred Taxes)
In respect of the current year	654,579	44,200
Deferred tax related Seba (see note 13 — Discontinued Operations)	–	(51,384)
	654,579	(7,184)
Total income tax expense/(benefit) recognized in the current year relating to continuing operations	$863,182	$(7,184)

The income tax expense for the years ended December 31 can be reconciled to the accounting profit as follows:

	2014	2013
Profit/(loss) before tax from continuing operations	$5,010,365	$(16,116,285)

Income tax expense calculated at 31.4% (2013: 31.4%)	$1,573,255	$–
Effect on income that is exempt from taxation	(1,873,555)	–
Effect of expenses that are not deductible in determining taxable profit	489,814	–
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	702,544	–
Effect of previously unrecognized and unused tax losses and deductible temporary differences now recognized as deferred tax assets	(36,121)	–
Others	7,246	7,184
Income tax expense recognized in profit or loss relating to continuing operations (current & deferred)	$863,183	$7,184

The tax rate used for the 2014 and 2013 reconciliations above is the tax rate of 31.4% on taxable profits in Italy. This tax rate consists of both IRES (an Italian corporate income tax) and IRAP (an Italian regional production tax).

Note 12 — Deferred Taxes

The amount of unused tax losses for which no deferred tax assets is recognized in the consolidated statements of financial position as at December 31, 2014 was $547,046 with no expiration date limitation.

Deferred tax is calculated in full on temporary differences using a tax rate of 27.5%, if the temporary difference is subject only to IRES (an Italian corporate income tax) rules, or 31.4% if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax) rules.

The movement on the deferred tax account is as shown below:

	2014	2013
At January 1	$(5,399,745)	$–
At September 30		(5,355,545)

Recognized directly in equity
Unwinding of Seba (see note 13 — Discontinued Operations)	1,757,921	–
Currency exchange difference	558,321	–

Recognized in profit and loss
Tax expense	(654,579)	(44,200)

At December 31	$(3,738,082)	$(5,399,745)

Details of the deferred tax liability and amounts recognized in net income/(loss) are as follows:

	2014	2014	2014	2014
	Asset	Liability	(Charged) / Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of intangibles	$754,518	$–	$754,518	$153,276
Writing off of leasing agreements entry fee	190	–	190	(133)
Writing off of tangibles	–	(67,457)	(67,457)	71,421
Accounting of lease contracts according to IAS 17	–	(1,950,996)	(1,950,996)	230,906
Accounting of investment properties according to fair value	–	(2,553,242)	(2,553,242)	104,383
Mark to market on derivative instruments	69,454	–	69,454	23,747
Other temporary differences
Bad debt provision	9,451	–	9,451	–
Others	–	–	–	70,979
Total	$883,613	$(4,571,695)	$(3,738,082)	$654,579

	2013	2013	2013	2013*
	Asset	Liability	(Charged) / Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of intangibles	$1,092,908	$–	$1,092,908	$23,399
Writing off of leasing agreements entry fee	310,706	–	310,706	1,799
Writing off of tangibles	–	(2,950)	(2,950)	20,825
Accounting of lease contracts according to IAS 17	–	(2,270,344)	(2,270,344)	76,087
Accounting of investment properties according to Fair Value	–	(4,908,756)	(4,908,756)	(118,711)
Mark to market on derivative instruments	358,373	–	358,373	(3,561)
Elimination property revaluation	–	(125,492)	(125,492)	–
Normalization income	61,766	–	61,766	(15,442)
Other temporary differences
Bad debt provision	–	(38,499)	(38,499)	–
Provision for risk	49,260	–	49,260	–
Others	73,283	–	73,283	8,420
Total	$1,946,296	$(7,346,041)	$(5,399,745)	$(7,184)

*Restated for discontinued operations (see note 13 — Discontinued Operations)

Note 13 — Discontinued Operations

On December 18, 2014, the Company ceased control of Seba through the closing of the Purchase Agreement in exchange for the return of 497,308 of the Company’s shares. Seba’s operating result from January 1, 2014 to December 18, 2014 and from September 30, 2013 to December 31, 2013 is reported as discontinued operations on the Group’s consolidated statements of income/(loss) and comprehensive income/(loss) for the years ended December 31, 2014, and December 31, 2013.

The results of Seba for the years ended December 31 assets are presented below:

	2014	2013
Rental income	$1,170,255	$367,713
Other revenues	159,257	70,822
Expenses	(384,953)	(321,498)
Operating income	944,559	117,037
Finance income	–	53,648
Finance costs	(1,152,416)	111,506
Profit/(loss) before tax from discontinued operations	(207,857)	282,191
Tax expenses, current	(152,916)	–
Deferred tax credit/(expense)	59,319	(51,384)
Net profit/(loss) from discontinued operations	(301,454)	230,807
Loss on foreign currency exchange on discontinued operation	(426,410)	–
Profit/(loss) for the year from discontinued operations	$(727,864)	$230,807

The net cash flows incurred by Seba are as follows:

	2014	2013
Operating	$2,227,623	$(3,726)
Investing	1,305	(214)
Financing	(2,178,858)	23,708
Net cash inflow/(outflow)	$50,070	$19,768

Earnings/(loss) per share:	2014	2013
Basic, profit/(loss) for the year from discontinued operations	$(0.23)	$0.08
Diluted, profit/(loss) for the year from discontinued operations	$(0.22)	0.08

This Unwinding transaction in substance is returning the financial asset (Seba) to the original seller in exchange for the price the Company had paid for at the Business Combination. Based on the considerations of: (1) the transfer of control and risk of Seba acquired at Business Combination (an asset on its entirety) back to its original owner, not an unrelated third party, and (2) the Company did not in action seek any gain from this transfer of Seba, and (3) there was no additional consideration in exchange to the common stock issued to the former owners. The management deemed the Unwinding to be a derecognition of financial asset in substance. With this consideration, the management is derecognizing the acquisition of Seba in accordance to IAS 39 (IAS 39.16 – derecognition of a financial asset in its entirety).

The following is a condensed statement of financial position for Seba as at December 18, 2014 (date of disposition):

As at 12/18/14
Investment properties	$16,924,707
Other current assets	354,431
Total Assets	$17,279,138

Stockholders' Equity	$3,243,538
Loans & borrowings	12,195,383
Other Liabilities	1,840,217
Total Equity and liabilities	$17,279,138

Note 14 – Financial Instruments – Risk Management

The Group, through its subsidiaries, is exposed to the following financial risks through its operations:

•	Risks related to the general economic trend

•	Risks related to fund requirements

•	Other financial risks

•	Credit risks

•	Liquidity risk

•	Interest rate risk

•	Risk relevant to the environment

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

i. Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables

•	Cash and cash equivalents

•	Trade and other payables

•	Revolving line of credit

•	Floating-rate bank loans and lease agreements

•	Interest rate swaps

•	Notes payable

A summary of the financial instruments held by category is provided below:

Financial assets

	December 31, 2014	December 31, 2013	December 31, 2012
	Cash, loans and receivables	Cash, loans and receivables	Cash, loans and receivables

Cash and cash equivalents	$165,091	$133,414	$7,411
Trade and other receivables	1,005,261	4,757,018	–
Total financial assets	$1,170,352	$4,890,432	$7,411

Financial liabilities

	December 31, 2014		December 31, 2013		December 31, 2012
	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost

Trade and other payables	$–	$5,311,130	$–	$8,699,717	$–	$622,256
Loans and borrowings and notes payable	–	33,945,717	–	51,352,031	–	60,000
Derivatives financial liabilities	221,191	–	1,141,314	–	–	–
Total financial liabilities	$221,191	$39,256,847	$1,141,314	$60,051,748	$–	$682,256

Financial instruments measured at fair value

	Fair value measurements at December 31, 2014 using
	Level 1	Level 2	Level 3
Financial liabilities
Derivative financial liabilities – interest rate swap agreement	$–	$221,191	$–

	Fair value measurements at December 31, 2013 using
	Level 1	Level 2	Level 3
Financial liabilities
Derivative financial liabilities – interest rate swap agreements	$–	$1,141,314	$–

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

Risk related to the general economic trend

The Group performance is affected by the increase or decrease of the gross Italian national product. During 2012 and 2013, there was a general slowdown of the economic trend in Europe and especially in Italy. This has continued during 2014.

Related to fund requirements

Operations may not continue to generate adequate financial resources for operations. The Group may raise the necessary financial resource by obtaining new loans. If the Group attempts to obtain new loans in the future, management believes that the Group may encounter higher interest rate spreads and greater difficulties in obtaining long-term loans in comparison to the past.

Other financial risks

The Group is exposed to financial risks associated with its business operations:

•	Credit risk in relation to normal trade transactions with customers;

•	Liquidity risk, with particular reference to the raising of financial resources associated with investments and the financing of working capital;

•	Market risks (mainly related to interest rates).

Credit risk

The granting of credit to end customers is subject to specific preliminary and on-going assessments of each tenant. Positions amongst trade receivables (if individually significant) for which objective partial or total non-recoverability is ascertained, are subject to individual write-down.

The Group’s cash is held with the following institutions:

Description	Rating	December 31, 2014	December 31, 2013	December 31, 2012

Banca Popolare di Vicenza	BB	$70,848	$8,405	$–
Cassa Rurale e Artigiana di Binasco Credito Coorperativo	N/A	48,798	2,280	–
First Republic Bank	A-	20,890	–	–
Bank of China	A	9,215	–	–
Banca Cassa di Risparmio di Asti	N/A	7,212	912	–
ING Luxembourg	A	6,113	17,981	–
Banca Popolare Commercio e Industria	C+	1,252	30,840	–
M&T Bank	A-	427	41,645	–
Banca Popolare di Sondrio	BBB	231	10,941	–
Unicredit	BBB+	–	19,769	–
JP Morgan	A+	–	–	7,411
Total cash at bank		$164,986	$132,773	$7,411

Accounts at the institutions in United States are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. Accounts at the institutions in Italy are guaranteed by Interbank Deposit Protection Fund for up to €100,000. The Company performs ongoing evaluations of these institutions to limit its concentration of risk exposure.

Foreign exchange risk

The Subsidiaries transactions are denominated in Euro. Therefore, the fair value of the investment properties may decrease if the Euro to US dollar exchange rate decreases, whilst the loans & borrowings would decrease accordingly. The Management believes the foreign exchange risk the Group encounters is relatively low.

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

Management believes that the funds and the credit facilities currently available, in additional to those that will be generated by operating and financing activities, will permit the Group to satisfy its requirement deriving from activities for investments, working capital management and debt repayments on their natural maturity dates. However, there can be no assurance that the funds and the credit facilities will continue to be available in the future.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

At December 31, 2014	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$5,311,130	$–	$–	$5,311,130
Loans and borrowings	23,146,771	2,028,761	7,092,648	32,268,180
Derivative financial liabilities	221,191			221,191
Total	$28,679,092	$2,028,761	$7,092,648	$37,800,501

At December 31, 2013	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$8,699,717	$–	$–	$8,699,717
Loans and borrowings	5,503,242	10,116,534	35,312,255	50,932,031
Derivative financial liabilities	1,141,314	–	–	1,141,314
Total	$15,344,273	$10,116,534	$35,312,255	$60,773,062

Interest rate risk

One of the Subsidiaries has stipulated Interest Rate Swap agreement linked to floating rate medium-term leasing contracts with the aim of ensuring itself a fixed rate on said operations.

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

Note 15 — Operating Leases – Group as Lessor

The Group has entered into leases on its property portfolio. The commercial property leases typically have lease terms between 6 and 9 years and include clauses to enable periodic upward revision of the rental charge according to prevailing market conditions. Some leases contain options to terminate before the end of the lease term.

Future minimum rental receivable under non-cancellable operating leases as of December 31, 2014 and 2013 (without and with Seba) are as follows:

	2014	2013 (without Seba)	2013 (with Seba)
Within 1 year	$3,124,537	3,826,530	$5,102,496
After year 1, but not more than 5 years	10,505,324	14,785,704	19,068,156
More than 5 years	2,536,799	6,889,093	6,889,093
Total	$16,166,660	$25,501,327	$31,059,745

The significant decrease from 2013 to 2014 is due to the Unwinding of Seba, and hence the transfer of the future rental receivable to its current owner.

Note 16 — Earnings/(loss) per share

Basic and diluted earnings/(loss) per share is computed by dividing profit/(loss) for the year by the weighted-average number of ordinary shares outstanding during the period.

Potentially dilutive securities include:

	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012

Warrants to purchase common stock	7,241,054	7,241,054	7,080,050
Common stock in the unit purchase option for underwriters	215,000	215,000	215,000
Options in the unit purchase option for underwriters to purchase common stock	215,000	215,000	215,000
Convertible promissory notes issued to underwriters and other related parties subject to possible conversion	112,100	99,243	–
Convertible promissory notes issued to shareholder subject to possible conversion	945,006	–	–
Options to purchase common stock	14,969	7,500	60,000
Total potential dilutive securities	8,743,129	7,777,797	7,570,050

The Company paid a dividend to its public shareholders of one warrant for every four shares that were not redeemed in connection with the Business Combination on October 24, 2014. As a result, 161,004 shares of warrants were issued.

The exercise price of the Company’s warrants to purchase common stock is $7.50, expiring on March 30, 2016. On January 4, 2014, the Company’s management amended the exercise price from $7.50 to $5.00, and extended the expiration date from March 30, 2016 to March 30, 2018. The warrants are exercisable upon calls for redemption by the Company only if the last sale price of our ordinary shares on the stock exchange equals to or exceeds $15.00 per share for any 20 trading days within a 30 trading day period.

The exercise price of the 215,000 units of unit purchase option (“UPO”) issued to underwriters is $12.00. Total proceeds from the UPO exercise will be $2,580,000 (if exercised in full). The UPO is exercisable at any time, in whole or in part, commencing on the later of the consummation of our initial business combination (September 30, 2013) or September 24, 2011 and expiring March 24, 2016. As of December 31, 2014, no underwriters’ unit purchase option has been exercised.

The warrants, UPO, the options to purchase common stocks, and the convertible promissory notes subject to possible conversion are excluded from the computation of fully diluted earnings/(loss) per share for December 31, 2013 and 2012, as their effect is anti-dilutive due to the net loss at the year end. For December 31, 2014, the warrants, UPO, and the options to purchase common stocks are excluded due to the exercising price below the market price and hence their effect is anti-dilutive. However, the convertible promissory notes subject to possible conversion are included in the computation of fully diluted earnings/(loss) per share due to its dilutive effect.

The following reflects the basic and diluted earnings/(loss) per share for the year ended December 31:

Basic earnings/(loss) per share	2014	2013	2012

From continuing operations	$1.34	$(5.31)	$(0.22)
From discontinued operations	(0.23)	0.08	–
Total basic earnings/(loss) per share	$1.10	$(5.23)	$(0.22)

Diluted earnings/(loss) per share	2014	2013	2012

From continuing operations	$1.26	$(5.31)	$(0.22)
From discontinued operations	(0.22)	0.08	–
Total diluted earnings/(loss) per share	$1.04	$(5.23)	$(0.22)

The earnings/(loss) and weighted average number of ordinary shares used in the calculation of basic earnings/(loss) per share for the year ended December 31 are as follow:

Basic earnings/(loss) per share	2014	2013	2012

Earnings/(loss) used in the calculation of basic earnings/(loss) per share	$4,147,183	$(16,116,285)	$(1,088,874)
Earnings/(loss) for the year from discontinued operations used in the calculation of basic earnings/(loss) per share from discontinued operations	(727,864)	230,807	–
Earnings/(loss) used in the calculation of diluted earnings/(loss) per share	$3,419,319	$(15,885,478)	$(1,088,874)

Weighted average number of ordinary shares for the purposes of basic earnings/(loss) per share	3,098,017	3,037,806	4,894,983

The earnings/(loss) and weighted average number of ordinary shares used in the calculation of diluted earnings/(loss) per share for the year ended December 31 are as follow:

Diluted earnings/(loss) per share	2014	2013	2012

Earnings/(loss) used in the calculation of basic earnings/(loss) per share	$4,147,183	$(16,116,285)	$(1,088,874)
Interest on convertible promissory notes (non-taxable)	185,985	–	–
Earnings/(loss) used in the calculation of diluted earnings/(loss) per share	4,333,168	(16,116,285)	(1,088,874)
Earnings/(loss) for the year from discontinued operations used in the calculation of basic earnings/(loss) per share from diluted operations	(727,864)	230,807	–
Earnings/(loss) used in the calculation of diluted earnings/(loss) per share	$3,605,304	$(15,885,478)	$(1,088,874)

Weighted average number of ordinary shares used in the calculation of basic earnings/(loss) per share	3,098,017	3,037,806	4,894,983
Weighted average number of shares subject to possible conversion from the convertible promissory notes	354,254	–	–
Weighted average number of ordinary shares used in the calculation of diluted earnings/(loss) per share	3,452,271	3,037,806	4,894,983

Note 17 — Property and Equipment

The table below shows the detailed movements which occurred in property and equipment during the year ended December 31, 2013 and 2014 considering cost and accumulated depreciation, separately.

Cost or valuation	Plant and machinery	Industrial and commercial equipment	Office and office-related equipment	Total
Balance at January 1, 2013	$–	$–	$5,005	$5,005
Additions through acquisition	273,964	1,112	–	275,076
Additions	–	–	7,516	7,516
Balance at December 31, 2013	$273,964	$1,112	$12,521	$287,597

Balance at January 1, 2014	273,964	1,112	12,521	287,597
Additions	3,926	–	2,478	6,404
Disposals	(12,457)	–	(2,177)	(14,634)
Revaluations	(31,083)	(123)	(825)	(32,031)
Balance at December 31, 2014	$234,350	$989	$11,997	$247,336

Accumulated depreciation	Plant and machinery	Industrial and commercial equipment	Office and office-related equipment	Total
Balance at January 1, 2013	$–	$–	$1,410	$1,410
Depreciation charge for the year	18,730	108	1,592	20,430
Balance at December 31, 2013	$18,730	$108	$3,002	$21,840

Balance at January 1, 2014	18,730	108	3,002	21,840
Depreciation charge for the year	66,449	–	2,103	68,552
Balance at December 31, 2014	$85,179	$108	$5,105	$90,392

Property and equipment, net at December 31, 2013	$255,234	$1,004	$9,519	$265,757

Property and equipment, net at December 31, 2014	$149,171	$881	$6,892	$156,944

Revaluations of the property and equipment arise from decrease in the 2014 year-end Euro currency exchange rate as compared to the US Dollar from the prior year.

Note 18 — Investment Properties

Investment properties were valued on December 31, 2013 and 2014 using the discounted cash flow (DCF) method by an independent qualified professional valuation expert. The methods and assumptions adopted for the real estate appraisal carried out by the expert in determining the fair value of the investment property is in accordance with IAS 40, Investment Property. There are currently no obligations to purchase, construct, or develop the investment properties.

Investment properties valuation at December 31, 2013 and 2014 are shown in the table below:

Valuation	Investment Properties

Balance at January 1, 2013	$–
Additions through acquisition	72,877,131
Disposals	–
Revaluations	–
Balance at December 31, 2013	72,877,131

Balance at January 1, 2014	72,877,131
Additions	–
Disposals	(18,973,683)
Revaluation adjustment	290,425
Currency exchange rate adjustment	(6,564,336)
Balance at December 31, 2014	$47,629,537

Details of the investment properties is as follows:

Location, address	2014 Fair Value, Level 3	2013 Fair Value, Level 3
Milano, Corso Europa 22	$7,768,842	$27,695,790
Buccinasco, Via Lucania 2-4-6	19,760,934	22,666,455
Buccinasco, Via Privata Mulino 24	1,222,201	1,391,679
Buccinasco, Via Lazio 95	4,525,774	5,098,230
Buccinasco, Via Bruno Buozzi 22	1,512,625	1,887,723
Buccinasco, Via Emilia 30	193,616	358,254
Assago, Via Isaac Newton 9	2,952,644	3,458,529
Rozzano, Milanofiori, Building A5	2,807,432	3,182,949
Rozzano, Milanofiori, Building N1	4,053,835	4,560,849
Rozzano, Milanofiori, Building Q5	1,173,797	1,281,447
Rozzano, Milanofiori, Building Q7	1,657,837	1,295,226
Total	$47,629,537	$72,877,131

At December 31, 2014 and 2013, all investment properties are in the commercial rental category.

The significant decrease of 2014 fair value of the commercial rental property at Corso Europa 22 in Milan is primarily due to the closing of the Purchase Agreement between the former sellers of Seba and the Company. Pursuant to the Purchase Agreement, the former sellers reacquired all of the outstanding equity interests in Seba in exchange for the return of 497,308 of the Company’s ordinary shares in December, 2014. As a result of the Purchase Agreement, the Group owns two floors of the property at Corso Europa 22 instead of six floors. In addition, the overall reduction of the portfolio’s fair value from 2013 to 2014 reflects the 12.18% decrease in the 2014 year-end Euro currency exchange rate as compared to the US Dollar from the prior year.

The portfolio of properties has low vacancy rates. The properties have an average lease expiration of approximately 6 years. The properties composing the portfolio are commercial real estate assets.

During 2014 and 2013 (continuing from 2012), the economic recession in Italy has continued to affect the real estate industry causing a general delay in rental payments and sometimes an early termination of outstanding leasing agreements. Nevertheless the amount of rental fees is essentially unchanged compared to previous years.

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

In the case of investment properties, periodic cash flow is typically estimated as gross income less vacancy, non-recoverable expenses, collection losses, lease incentives, maintenance cost, extraordinary maintenance cost, agent and commission costs and other operating and management expenses. The series of periodic net cash inflows, along with an estimate of the terminal value anticipated at the end of the projection period, is then discounted.

In regards to the commercial rental properties in the town of Assago, Buccinasco and Rozzano, the market data of the outskirt area of Milan was used as a basis of comparison. For the commercial rental property at Corso Europa 22 in Milan, it is considered to be in the top range category due to the location of the property and the current rental agreements in place.

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

The summary of the unobservable inputs used for the year ended December 31, 2014 are as follow:

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used

Milano, Corso Europa 22	$7,768,842	DCF	ERV	$569 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	4.9%
			Cap rate	4.3%

Buccinasco, Via Lucania 2-4-6	19,760,934	DCF	ERV	$103 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	8.4%
			Cap rate	7.4%

Buccinasco, Via Privata Mulino 24	1,222,201	DCF	ERV	$218 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	7.2%
			Cap rate	6.8%

Buccinasco, Via Lazio 95	4,525,774	DCF	ERV	$85 - $121 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	7.9%
			Cap rate	7.4%

Buccinasco, Via Bruno Buozzi 22	1,512,625	DCF	ERV	$61 - $121 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	7.9%
			Cap rate	7.4%

Buccinasco, Via Emilia 30	193,616	DCF	ERV	$73 per sq meter, $484 per parking space
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	8.2%
			Cap rate	7.5%

Assago, Via Isaac Newton 9	2,952,644	DCF	ERV	$97 - $157 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.2%
			Cap rate	5.5%

Rozzano, Milanofiori, Building A5	2,807,432	DCF	ERV	$48 - $169 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.4%
			Cap rate	5.5%

Rozzano, Milanofiori, Building N1	4,053,835	DCF	ERV	$85 - $157 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.2%
			Cap rate	5.5%

Rozzano, Milanofiori, Building Q5	1,173,797	DCF	ERV	$157 per sq meter, $1,089 per parking space
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.2%
			Cap rate	5.5%

Rozzano, Milanofiori, Building Q7	1,657,837	DCF	ERV	$157 per sq meter, $1,089 per parking space
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.2%
			Cap rate	5.5%

Total	$47,629,537

The summary of the unobservable inputs used for the year ended December 31, 2013 are as follow:

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used

Milano, Corso Europa 22	$27,695,790	DCF	ERV	$717 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	6.0%
			Cap rate	4.6%

Buccinasco, Via Lucania 2-4-6	22,666,455	DCF	ERV	$110 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	8.0%
			Cap rate	7.4%

Buccinasco, Via Privata Mulino 24	1,391,679	DCF	ERV	$248 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	7.5%
			Cap rate	6.8%

Buccinasco, Via Lazio 95	5,098,230	DCF	ERV	$96 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	8.0%
			Cap rate	7.4%

Buccinasco, Via Bruno Buozzi 22	1,887,723	DCF	ERV	$96 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	8.0%
			Cap rate	7.4%

Buccinasco, Via Emilia 30	358,254	DCF	ERV	$110 per sq meter, $648 per parking space
			Rental growth p.a.	1.5%
			Discount rate	7.5%
			Cap rate	6.7%

Assago, Via Isaac Newton 9	3,458,529	DCF	ERV	$138 - $220 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	6.5%
			Cap rate	5.6%

Rozzano, Milanofiori, Building A5	3,182,949	DCF	ERV	$96 - $193 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	6.6%
			Cap rate	5.6%

Rozzano, Milanofiori, Building N1	4,560,849	DCF	ERV	$96 - $179 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	6.5%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q5	1,281,447	DCF	ERV	$179 per sq meter, $1,206 per parking space
			Rental growth p.a.	1.5%
			Discount rate	6.6%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q7	1,295,226	DCF	ERV	$179 per sq meter, $1,206 per parking space
			Rental growth p.a.	1.5%
			Discount rate	6.5%
			Cap rate	5.6%

Total	$72,877,131

Descriptions and definitions

Estimated rental value (ERV)

The rent at which space could be leased in the market conditions prevailing at the date of valuation or the actual rental income of the property, whichever is higher.

Rental growth p.a. (per annum)

The estimated average increase in rent based on both market estimations and contractual indexations.

Discount rate

Rate used to discount the net cash flows generated from rental activities during the period of analysis (estimated up to 10 years).

Gross capitalization rate (Cap rate)

Rate used to estimate the value that the property will be sold at the end of the rental period by capitalizing the final year’s gross income at an appropriate market gross capitalization rate based on the ERV of the property.

Sensitivity analysis to significant changes in unobservable inputs within Level 3 of the hierarchy

The significant unobservable inputs used in the fair value measurement categorized within Level 3 of the fair value hierarchy of the entity’s portfolios of investment property are:

•	Estimated rental value (ERV)
•	Rental growth p.a.
•	Discount rate
•	Gross capitalization rate

Significant increases (decreases) in the ERV and rental growth p.a. in isolation would result in a significantly higher (lower) fair value measurement. Significant increases (decreases) in the discount rate and gross capitalization rate in isolation would result in a significantly lower (higher) fair value measurement.

Generally, a change in the assumption made for the ERV is accompanied by a similar change in the rent growth p.a., discount rate, and gross capitalization rate.

Note 19 — Prepaid Expenses and Other Current Assets

Prepaid Expenses and other current assets consist of the following at December 31:

	2014	2013	2012
Prepaid expenses	$149,493	$347,935	$8,039
Other current assets	24,202	84,424	–
Other accrued income	–	79,910	–
Total prepaid expenses and other current assets	$173,695	$512,269	$8,039

Other current assets consist of a non-interest earning fixed deposit at a bank. This fixed deposit is a requirement by the finance lease creditor of one of the Subsidiaries in connection with the finance lease. The amount of the fixed deposit is determined by the finance lease creditor with consideration in the total value of the finance lease.

Other accrued income is comprised of a reimbursable expense from one of the tenants on the building improvement work performed by an outside service provider. The building improvement work performed was not satisfactory to the tenant. In 2014, the management deemed the possibility of recovering the amount from the tenant being remote and hence it was written off as an expense.

Note 20 — Trade and Other Receivables

Trade and other receivables consist of the following at December 31:

	2014	2013
Trade receivables	$890,218	$1,907,789
Less: bad debt provision	(521,111)	(877,842)
Trade receivables, net	369,107	1,029,947
Other receivables (unbilled revenue and maintenance charges)	549,083	517,131
Due from Lanati	87,071	3,209,940
Total trade and other receivables, net	$1,005,261	$4,757,018

Lanati was one of the sellers of the investment properties and a current shareholder of the Group, and performed maintenance and other services for the Group’s investment properties. The Group leases office and parking spaces to Lanati and pays certain expenses on Lanati’s behalf. The amount due from Lanati represents the amount due at December 31, 2014 and 2013. The amount due to Lanati was $0 and $3,773,041 at December 31, 2014 and 2013 respectively (see note 27 — Trade and Other Payables). In October, 2014 and July, 2015, the Group has reached various offsetting agreements with Lanati on offsetting of certain receivables (due from Lanati) and payables (due to Lanati). The total amount offset in October, 2014 and July, 2015 were approximately $1,926,217 and $1,544,265 respectively (see note 25 — Related Party Transactions and Balances).

Details of the Group’s bad debt provision at December 31 are as follows:

	2014	2013
At January 1	$877,842	$1,070,890
Provided during the year	29,263	451
Receivable written off during the year as uncollectible	(244,723)	–
Unused amount reversed	–	(193,499)
Currency exchange rate adjustment	(141,271)	–
At December 31	$521,111	$877,842

Note 21 — Cash and Cash Equivalents

Cash and cash equivalents comprises:

	December 31, 2014	December 31, 2013	December 31, 2012
Cash at bank	$164,986	$132,773	$7,411
Cash on hand	105	641	–
Total cash and cash equivalent	$165,091	$133,414	$7,411

Note 22 — Shareholders’ Equity

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share.

On December 18, 2014, the Company ceased control of Seba through the closing of the Purchase Agreement in exchange for the return of 497,308 of the Company’s shares. Theses shares were canceled immediate upon their return. Separately, 253,881 shares of the founders’ shares were forfeited during 2014 as a result of pre-determined stock price target not being reached pursuant to conditions set forth during the Company’s IPO in 2011.

As of December 31, 2014, 2013 and 2012, there were 2,428,532, 3,179,721 and 4,894,983 ordinary shares outstanding, respectively.

Share Premium

As a result of the Company ceasing control of Seba on December 18, 2014, the Group has derecognized the carrying amounts of the net assets and liabilities of Seba at December 18, 2014 which were determined to be in aggregate of $3,243,538. All goodwill arose from the Business Combination related to Seba was fully impaired at the year end of 2013, and therefore, not considered as part of the carrying amount of Seba. Seba’s equity accounts were derecognized from the Group’s share premium to reflect this cashless transaction.

Note 23 — Loans and Borrowings

The book value of loans and borrowings consist of the following:

Loans and borrowings	2014	2013
Non-current
Bank loans	$4,713,816	$8,082,859
Finance lease creditor	3,403,210	36,200,146
Other loans	1,004,383	1,145,784
Total non-current	9,121,409	45,428,789

Current
Revolving line of credit	780,669	1,877,638
Bank loans	2,093,671	799,474
Finance lease creditor	19,382,598	1,936,297
Other loans	889,833	889,833
Total current	23,146,771	5,503,242

Total loans and borrowings	$32,268,180	$50,932,031

The significant decrease in bank loans (non-current), revolving line of credit and finance lease creditor (current and non-current) is due to the Unwinding of Seba, and hence the transfer of the related loan and borrowings to its previous owner (see note 13 — Discontinued Operations).

Bank loans

Bank loans include both secured and unsecured bank loans. Certain bank loans are secured by the investment properties. In addition to using the investment properties as collateral, some of the loans are further personally guaranteed by the former owners of the properties. The total fair value of the investment properties used as collateral was $12,294,616 as at December 31, 2014.

The tables below show the detail of bank loans by expiry date and rate; all bank loans contracts provide for floating rates.

2014	Floating rate	Total

Expiry within 1 year	$2,093,671	$2,093,671
Expiry within 1 and 5 years	1,247,032	1,247,032
Expiry in more than 5 years	3,466,784	3,466,784
Total	$6,807,487	$6,807,487

2013	Floating rate	Total

Expiry within 1 year	$799,474	$799,474
Expiry within 1 and 5 years	3,133,099	3,133,099
Expiry in more than 5 years	4,949,760	4,949,760
Total	$8,882,333	$8,882,333

As at December 31, 2014 and 2013, the effective interest rate varies from EURIBOR+1.125% to EURIBOR+2.554%. This amounted to 1.203% to 2.632% as at December 31, 2014.

During 2014, one of the Subsidiaries missed certain scheduled repayments on a bank loan totaling $193,011 in principal and $22,680 in interest. Except for these missed scheduled repayments, the Group has been current on all scheduled repayments. According to the mortgage agreement, missing scheduled payments can cause the bank to request immediate repayment of the residual debt totaling approximately $1,515,720 as of December 31, 2014. Management is negotiating with the bank to postpone repayment for 12 months. Separately during 2014, one of our other Subsidiaries missed certain scheduled finance lease payments to the leasing department of the same bank. As of the date of this report, the bank official from the mortgage department, on the Group’s behalf, is in negotiation with their leasing department on the issuance of a final moratorium. As the negotiation is in the final stage, management believes the risk of the bank demanding immediate repayment of the full residual debt is very low. However, there can be no assurance the bank will not decide to refuse granting the postponement to the Group during this final negotiation stage and request for immediate repayment of the residual debt. As a result of this possibility, the Management has classified such residual debt as current loans and borrowings as of December 31, 2014.

Revolving line of credit

The Group has outstanding balance at December 31, 2014 and 2013 as follows:

2014	Floating rate	Fixed rate	Total

Expiry within 1 year	$377,251	$403,418	$780,669
Expiry within 1 and 5 years	–	–	–
Expiry in more than 5 years	–	–	–
Total	$377,251	$403,418	$780,669

2013	Floating rate	Fixed rate	Total

Expiry within 1 year	$1,418,280	$459,358	$1,877,638
Expiry within 1 and 5 years	–	–	–
Expiry in more than 5 years	–	–	–
Total	$1,418,280	$459,358	$1,877,638

The facilities expiring within 1 year are annual facilities subject to renewal at various dates. As at December 31, 2014 and 2013, the effective interest rate varies from 5.50% to 15.50%, and 5.726% to 15.25% respectively.

The revolving line of credit is unsecured, and personally guaranteed by the former owners of the properties. The total revolving line of credit approved by the bank as at December 31, 2014 and 2013 was $806,607 and $1,816,590 respectively. The total balance of the revolving line of credit as at December 31, 2014 was $780,699. The full revolving line of credit has been utilized by the Group at December 31, 2013 and overdrawn by $61,048 on December 31, 2013. Therefore, the total balance of the revolving line of credit as at December 31, 2013 was $1,877,638.

Finance lease creditor

See note “Finance leases” below

Other loans

Non-current other loans consist of one loan from the current tenant of the property located on Via Lucania in Buccinasco. The loan proceeds were used for the modification of the property to the tenant’s specifications. The repayment of this loan will start in the year 2021 for a period of three years, and will offset the rent to be collected from the tenant. The effective interest rate is fixed at EURIBOR+1.90%

Current other loans consist of an interest bearing convertible promissory note with the underwriters (see Note 26 — Note Payable to Underwriters).

Note 24 — Finance Leases

The Group leases all of its real estate properties except for the properties located in Via Lazio 95 in Buccinasco, Via Buozzi 22 in Buccinasco, and Corso Europa 22 in Milan.

Such assets are classified as finance leases as the Group has the right to purchase the assets outright at the end of the minimum lease term by paying a nominal amount. The total fair value of the investment properties that carried finance leases was $33,628,679 as at December 31, 2014.

Future lease payments are due as follows:

2014	Minimum lease payments	Interest	Present value

Not more than one year	$28,431,853	$9,049,255	$19,382,598
Later than one year and not later than five years	1,270,379	488,650	781,729
Later than five years	3,159,958	538,477	2,621,481
Total	$32,862,190	$10,076,382	$22,785,808

2013	Minimum lease payments	Interest	Present value

Not more than one year	$3,640,541	$1,704,244	$1,936,297
Later than one year and not later than five years	12,984,033	6,000,598	6,983,435
Later than five years	38,442,929	9,226,218	29,216,711
Total	$55,067,503	$16,931,060	$38,136,443

As at December 31, 2014 and 2013, the effective interest rate varies from EURIBOR+1.4% to EURIBOR+2.762%. This amounted to 1.478% to 2.840% as at December 31, 2014.

The present values of future lease payments are analyzed as:

	2014	2013

Current liabilities	$19,382,598	$1,936,297
Non-current liabilities	3,403,210	36,200,146
Total	$22,785,808	$38,136,443

During 2014, four of the Subsidiaries missed certain scheduled payment to four finance lease creditors, totaling approximately $244,234 in principal and $241,328 in interest as at December 31, 2014. Except for these missed scheduled payments, the Group has been current with all the scheduled payments. Pursuant to the leasing agreement, the finance lease creditors have the right to declare the borrower in default in case of missing scheduled payments via official written notice and demand full payment of outstanding principal balance at the time of such default declaration. Management has been negotiating with all the affected finance lease creditors for modification repayment plans on these missed payments. The Group remitted full missed payments to one of the finance lease creditors in the second quarter of 2015 and thus corrected the default. As of the date of this report, the remaining finance lease creditors are going through an internal approval process relating to the proposed modified repayment terms. The communications between the Group and the affected finance lease creditors are ongoing and positive. Management believes there is very low risk of the finance lease creditors declaring the borrowers in default and demanding immediate full principal payment during the approval process. However, there can be no assurance the finance lease creditors will not decide to refuse granting the requested modification repayment plans to the Group during this approval process and request for immediate repayment of the residual debt. As a result of this possibility, the Management has classified such residual finance leases as current loans and borrowings as of December 31, 2014.

Note 25 — Related Party Transactions and Balances

The Company entered into five non-interest bearing unsecured promissory notes with one director of the Company which amounted to $420,000 before the Business Combination. The notes were to be repaid on the earlier of consummation of the Business Combination or liquidation of the Company. At the closing of the Business Combination, the funds released from the Trust Account were less than the aggregate of all payables. The director agreed to extend the repayment date of the $420,000 promissory note to a later time to be determined by mutual agreement between the Company and the director.

On July 1, 2014, all the aforementioned non-interest bearing unsecured promissory notes amounted to $420,000 and $230,000 of reimbursable expenses owed to one director, and additional cash injection of $30,000 to the Company on June 26, 2014 were converted to an interest bearing unsecured convertible promissory notes of $680,000 with an interest rate of 10% per annum, compounding annually. The notes mature on the earlier of (i) the date on which the Company liquidates and winds-up its affairs, or (ii) June 30, 2015 (one year from the date of the interest bearing unsecured note). The convertible feature grants the payee the option to convert the principal sum and any unpaid interest for the lower of (1) $2.29 per share, or (2) the price per share of the Company’s next round of financing. Following the conversion of this aforementioned promissory note, the Company further entered into ten additional interest bearing unsecured convertible promissory notes during 2014 which amounted to $980,000 with the same interest rate and similar convertible feature as the previously converted notes. The total interest bearing unsecured promissory note payable to this director amounted to $1,660,000 as at December 31, 2014, with $1,157 of this amount allocated to the value of the beneficial conversion feature. As of December 31, 2014, $649 of the beneficial conversion feature has been recorded as interest expense. The beneficial conversion feature arises when the conversion price of the promissory note ias less than the market value of the underlying common stock at the issuance of the note. The difference between the conversion price and the market value of the common stock was recorded as beneficial conversion feature and amortized over the term of the promissory note. As of the date of this report, the convertible right had not been exercised. The Company has an interest payable to this director in the amount of $51,875 as at December 31, 2014(see note 34 — Events After the Reporting Date).

From time to time, the Company’s executives incurred expenses on behalf of the Company for various office and travel expenses prior to the Business Combination and following the management change by way of majority shareholder consent on May 5, 2014.  No interest is charged by the executives on any outstanding balance owed by the Company. For the years ended December 31, 2014, 2013 and 2012, total expenses paid by the executives on behalf of the Company totaled $127,371, $246,105, and $122,092, respectively. Of these amounts, $120,768, $223,397 and $137,291 has not been repaid to the Company’s executives as of December 31, 2014, 2013 and 2012, respectively.

Separately on December 16, 2014, the Company and one of the current officers has agreed to convert $18,000 of the outstanding balance owed by the Company to an interest bearing unsecured promissory note with the same interest rate and similar convertible feature as the ones aforementioned between the Company and the director. The outstanding balance arose from the services the officer provided to the Company after the Business Combination and before becoming the current officer of the Company. As of the date of this report, the convertible right had not been exercised.

In connection to the management change by way of majority shareholder consent on May 5, 2014, a non-employee consultant from prior to the Business Combination has became an officer of the Company. The outstanding amount of $55,000 for services provided by the consultant has not been repaid by the Company as of December 31, 2014. As a result of this management change, this amount has been reclassified from trade and other payables to due to related party as at December 31, 2014.

The Company has agreed to pay Kaiyuan Real Estate Development (“Kaiyuan”) a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing March 24, 2011 and ending on the earlier of consummation of a Business Combination or liquidation of the Company. Kaiyuan is an affiliate of Mr. Yong Hui Li, the Company’s chairman prior to the Business Combination. The total expenses incurred under this agreement for the years ended December 31, 2014, 2013 and 2012, were $0, $64,833, and $70,495, respectively. Commencing on February 1, 2012, and ending January 31, 2013, the Company rented additional office space, administrative services and secretarial support in Taipei. Fees for the additional office space, administrative services and secretarial support were deducted from the $7,500 monthly fee paid to Kaiyuan by the Company. The Company has a payable to Kaiyuan of $203,312 as at December 31, 2014 and 2013, and $138,479 as at December 31, 2012.

Mr. Cesare Lanati (the former owner of certain subsidiaries and current stockholder of the Group) performed maintenance and other services for the Group’s investment properties. The Group leases office and parking spaces to Lanati and pay certain expenses on Lanati’s behalf. During 2014 and 2015, the Group has reached various offsetting agreements with Lanati on offsetting of certain receivables and payables (see Note 20 — Trade and Other Receivables, and Note 27 — Trade and Other Payables).

Note 26 — Note Payable to Underwriters

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC (“Chardan”) for the total remaining amount of $889,833 due to the underwriter at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. The Company has an interest payable to Chardan in the amount of $134,036 and $11,336 as at December 31, 2014 and 2013 respectively.

Note 27 — Trade and Other Payables

Details of the balance sheet item trade and other payables:

	2014	2013	2012
Accrued expenses	$2,740,729	$2,274,075	$622,256
Interest payables	252,939	15,915	–
Trade account payables	2,176,742	2,495,929	–
Due to Lanati	–	3,773,041	–
Other payables - social security payments	140,720	140,757	–
Total trade and other payables	$5,311,130	$8,699,717	$622,256

Book values approximate to fair value at December 31, 2014 and 2013.

Note 28 — Accrued Expenses and Other Deferred Income

Details of the accrued expenses and other deferred income:

	2014	2013
Other deferred income	$360,700	$458,929
Accrued expenses	76,503	87,081
Total accrued expenses and other deferred income	$437,203	$546,010

Other deferred income consists of rental income and condominium expenses reimbursement invoiced to certain tenants immediately before the actual leasing period (prepayment from tenants). Accrued expenses consist of certain interest and condominium expenses of the current period with invoices expected to receive in the future period.

Note 29 — Derivative Financial Liabilities

The fair value of a derivative financial liabilities from a derivative financial instrument is considered current.

The fair value of the Group’s interest rate derivatives is based on bank quotes.

	2014	2013
Derivatives not designated as hedging instruments
Interest rate swaps	$221,191	$1,141,314
Total derivatives not designated as hedging instruments	$221,191	$1,141,314

Interest rate swaps

The Group entered into interest rate swap contracts by using floating-to-fixed interest rate swaps. The interest rate swap contracts are linked to a part of a leasing contract. The notional value as at December 31, 2014 and 2013 is equal to $1,668,905 and $8,326,042 respectively. The change in fair value during the year of 2014 and since the Business Combination in 2013 amounted to $75,623 and $53,648 respectively. The significant decrease in the interest rate swaps between 2013 and 2014 is due to the Unwinding of Seba, and hence the transfer of the related interest rate swap contracts to the former seller.

Note 30 — Provisions

Details of balance sheet item of current provisions:

	2014	2013
Post employment benefits	$11,987	$1,524
Tax liabilities	9,084	10,715
Other provisions	158,814	480,837
Total provisions	$179,885	$493,076

Post employment benefits provision relates to one of the Subsidiaries that has employees in Italy. The amount is based on a certain percentage of the salary paid to the employees each pay period. The amount will be paid to the employees when the employments cease pursuant to the local Italian law.

Tax liabilities provision is related to a type of tax imposed by tax authority in Italy in 2011, applicable to three of our subsidiaries. This law allows the Group to deduct a portion of this tax paid in 2011 to be partially reversed each year over a certain number of years until the provision is fully distinguished.

The other provisions refer to probable liabilities deriving from legal disputes underway from one of the subsidiaries. This provision liability has been estimated based on management evaluation of the amounts at risk and legal considerations. There are uncertainties that relate to whether claims will be settled out by payment or if the subsidiary is successful in defending any action (see note 32 — Contingencies and Commitments). The significant reduction of other provisions is primarily due to the settlement and payment of one of the legal disputes during 2014, therefore releasing the potential liabilities of this legal dispute of $300,000 provisioned as at December 31, 2013. The payment of the settlement has been recorded in the consolidated statements of financial position as trade and other receivables from a third party. This amount has been received in 2015 from the said third party as part of an offsetting agreement with this party.

Note 31 — Share-Based Payment

On February 25, 2010, the Company’s board of directors authorized and issued 20,000 stock options, each option to purchase one ordinary share of the Company to directors and consultants of the Company.  On November 15, 2010, the Company’s board of directors authorized to reserve an additional 200,000 stock options for issuance to directors and consultants of the Company from time to time, bringing the total authorized to an aggregate of 220,000 stock options.

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

On May 10 and September 16, 2014, the Company’s board of directors granted 62,000 stock options to an officer and an employee, and 7,500 stock options to certain employees of the Subsidiaries. This brought the total stock options granted as of December 31, 2014 to 129,500.

The following table summarizes the stock option activity for the years ended December 31, 2014, 2013 and 2012:

	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2012	55,000	$0.001	5.46	$534,001
Granted	5,000	–	–	48,246
Exercised	–	–	–	–
Cancelled	–	–	–	–
Outstanding at December 31, 2012	60,000	0.001	4.44	582,247
Granted	–	–	–	–
Exercised	(52,500)	0.001	–	(367,453)
Cancelled	–	–	–	–
Outstanding at December 31, 2013	7,500	0.001	3.44	214,794
Granted	69,500	–	–	60,847
Exercised	–	–	–	–
Cancelled	–	–	–	–
Outstanding at December 31, 2014	77,000	$0.001	4.40	$275,641
Exercisable at December 31, 2014	77,000	$0.001	4.40	$275,641

The following table summarizes the unvested stock option activity during the period from January 1, 2012 to December 31, 2014:

Number of shares
Unvested January 1, 2012	29,587
Granted	5,000
Vested	(18,487)
Cancelled	–
Unvested December 31, 2012	16,100
Granted	–
Vested	(16,100)
Cancelled	–
Unvested December 31, 2013	–
Granted	69,500
Vested	(7,469)
Cancelled	–
Unvested December 31, 2014	62,031

The fair value assigned to the vested increments of these awards was estimated at the grant date of the stock options using the Black-Scholes option-pricing model with the following assumptions:

	For the year ended December 31, 2014	For the year ended December 31, 2012

Stock price	$1.25 - $8.50	$9.50 - $11.38
Risk-free interest rate	1.49% - 1.76%	0.56% - 1.22%
Expected term (in years)	4.4	4.44
Weighted average expected stock price volatility	52.76%	62.23%
Expected dividend yield	0%	0%
Weighted average grant-date fair value of options granted	$0.6688	$9.6727

No stock option was granted during 2013. For the year ended December 31, 2014, and 2012, management used the following assumptions for the Black-Scholes inputs: On the option valuation date, the current stock price of the Company was used for determining the fair value of the Company’s stock based on the closing price of common stock on the valuation date. The expected dividend rate of 0% is based on management’s plan of operations. The risk-free interest rate is based on the U.S. Treasury 5-year Treasury Bill on the date of measurement. For the year ended December 31, 2014, an expected volatility based on the Company’s historical stock price was used. For the year ended December 31, 2012, an expected volatility was based on the average expected volatilities of a sampling of three companies with similar attributes to the Company, including: industry, stage of life cycle, size and financial leverage. The Company expects that no options will be forfeited.

The Company issued 30,000 shares to an external consultant for press relation services in March 2013. The shares issued were valued at $300,000 using the stock’s average market price when the services were rendered.

Share-based compensation expense from stock options totaled $5,045, $154,343 and $180,750 for the years ended December 31, 2014, 2013 and 2012, respectively.

Note 32 — Contingencies and Commitments

The Group is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities, including disputes on building repair and maintenance expenses, moving expenses and others. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

The following summarizes the material litigation relating to our Group:

i. Auchan S.p.A

On March 14, 2013, the tenant Auchan filed a lawsuit with the Court of Milan against Ellegi and GSI in connection with a lease agreement entered into with Ellegi on July 15, 2010 and a contract entered into with GSI on August 5, 2010 for certain repairs to be performed.  Auchan was not satisfied with the repairs performed and claimed that they suffered a loss of potential income from new business opportunities, together with certain damages which totaled to €4.5 million. We disagree with the allegations and are defending against this claim, although no assurance can be made that we will be successful.  The actual amount in dispute is approximately €200,000 related to the actual repair work paid by Auchan. The management deemed the difference of €4.3 million Auchan is claiming and the actual amount in dispute to be without merit. The Group has accrued a provision of approximately two-thirds, or €131,240 or $158,814 and €131,240 or $180,837 for the risk associated with this litigation as at December 31, 2014 and 2013 respectively (the US dollar amounts differ due to exchange differences). The first hearing was held on October 10, 2013, and a subsequent hearing was held on September 24, 2014 with no resolution with a follow-up hearing scheduled on September 29, 2015. On that day, the judge granted the Group the right to submit an amended argument by December, 2015. The Group’s legal counsel amended and filed the amended argument with the court. On December 21, 2015, the court officially accepted the amended argument for final court decision by December, 2016. Management deemed this as a positive development in nature as it allowed the Group another opportunity to fully defend its position.

ii. Morgan Joseph and BHN LLC

In July 2014, Morgan Joseph filed a complaint against Prime and BHN LLC (“BHN”) for breach of contract, seeking at least approximately $1.3 million plus damages from Prime. On October 20, 2014, Prime moved to dismiss the complaint on the basis there were no contracts between Morgan Joseph and Prime. On November 14, 2014, BHN moved to add additional cross-claims, among other things.

On March 19, 2015, the court dismissed Morgan Joseph's complaint against Prime, as well as BHN LLC's cross-claim for indemnification from the Company, but gave Morgan Joseph until May 1, 2015 to file an amended complaint.

On April 8, 2015, BHN brought an amended complaint against Prime for breach of contract, seeking approximately $9 million in damages. BHN did not serve Prime or Prime’s legal counsel with this complaint. Separately, on April 27, 2015, Morgan Joseph filed an amended complaint against Prime and BHN, asserting claims of breach of contract and seeking approximately $2.5 million plus damages.

The Company filed an answer to Morgan Joseph’s amended complaint on June 1, 2015. The management estimated the probability of damages in these cases is low due to (1) there being no formal contracts between the Company and Morgan Joseph, and (2) the court dismissing earlier complaints and there being no new evidence brought forward in the amended complaints.

In addition, on June 26, 2015, the Company has filed cross-claim against BHN LLC and certain individuals connected with BHN LLC for damages and certain costs caused the Company. The amount of damages and costs are to be determined at trial.

Note 33 — Capital Management

The primary objective of the Group’s capital management is to ensure that it remains within its quantitative banking covenants and maintain a strong credit rating. No changes were made in the objectives, policies or processes during the year ended December 31, 2014 and 2013. Prior to the Business Combination on September 30, 2013, the Company was operated as a blank check company (see note 1 — Organization and plan of business operations) in the development stage.

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

During 2014, certain Subsidiaries of the Group missed scheduled repayments on a bank loan and four finance leases (see note 23 — Loans and Borrowings, and note 24 — Finance Leases). In addition, the Group was not able to repay the note payable to underwriters on its maturity date of December 31, 2013. As a result of the payment default, an additional default interest rate is added to the original interest rate (see note 27 — Note Payable to Underwriters)

	2014	2013
Carrying amount of loans and borrowings	$32,268,180	$50,932,031
External valuation of completed investment property	$47,629,537	$72,877,131
Loan to value ratio	68%	70%

Note 34 — Events After the Reporting Date

On April 24, 2015, the Group sold a small portion of the investment property on Via Buozzi in Buccinasco consisting of two warehouse spaces. The Group retains the ownership of the remaining portion of the property after the sale. The total sales price was €200,000 (approximately $242,020) before the deduction of expenses related to the sales transaction.

On May 10, 2015, the Company’s board of directors granted 18,000 stock options to an officer. In addition, on September 1, 2015, the Company’s board of directors granted 100,000 stock options to a director, and 7,500 stock options to various employees of the Subsidiaries. In addition on September 1, 2015, the board of directors authorized an increase of additional 280,000 stock options for issuance to directors, employees and consultants of the Company from time to time, bringing the total option limit to an aggregate of 500,000 from 220,000.

On June 26, 2015, Prime Acquisition Corp., (the "Company") entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Prime Luxembourg S.a.r.l., the Company’s wholly owned subsidiary (“LuxCo”), GSI S.r.l, LuxCo’s wholly owned subsidiary (“GSI”), SIM S.r.l., at the time owned by LuxCo and GSI (“SIM”), Bell Real Estate S.r.l. (“Bell”), Cesare Lanati and Stefano Lanati (Bell, Cesare Lanati and Stefano Lanati are collectively referred to as the “Buyers”). Pursuant to the Purchase Agreement, on July 14, 2015, the Buyers acquired all of the outstanding equity interests in SIM in exchange for the return of 220,000 of the Company’s shares (the “Consideration Shares”). SIM’s sole asset consists of the property located at Via Newton 9, Milan, Italy. In addition, in connection with the transactions contemplated by the Purchase Agreement, the Company extinguished certain trade liabilities associated with its portfolio of properties and the Buyers by the offsetting of amounts due to and due from the Buyers and its affiliates, totaling approximately 20% of its total as of year-end.

On September 15, 2015, the Company has entered into a binding letter of intents to purchase 100% of S.I.C.R.I., S.r.l., an Italian limited liability company. S.I.C.I.R.I., S.r.l. beneficially owns the land and real estate complex at the town of Pozzuolo Martesana (MI), Italy. The anticipated closing date of this transaction is the first quarter of 2016.

As of November 30, 2015, the Company has entered into ten additional interest bearing unsecured convertible promissory notes with an interest rate of 10% annum, compounding annually described in note 25 — Related Party Transactions with the same director of the Company which amounted to $700,000. In addition, the Company has renewed eight of the interest bearing unsecured convertible promissory note from 2014 maturing in 2015 to a future date with an additional of 10% to the original principal amounts (“Rollover”). These Rollovers have added $131,500 to the total principal amount owed to this director. As a result of the additional interest bearing unsecured convertible promissory notes and the Rollover, the Company owes this director and aggregate of $2,790,974, including $2,546,500 in principal amounts, and $244,474 of interest accrued.

On or about October 1, 2015, two of Prime’s Italian subsidiaries were reorganized so that Prime Luxco directly owns 100% of their shares: Dieci S.r.l. was 50% owned by Prime LuxCo and the other 50% owned by Ellegi S.r.l., and Delfin S.r.l., was owned 31% owned by Prime LuxCo and 69% owned by GSI S.r.l.

On October 20, 2015, a total of 253,881 ordinary shares of the founders’ shares were forfeited as a result of pre-determined stock target not being reached pursuant to conditions set forth during the Company’s IPO in 2011.

