Form 20-F
period 2015-12-31
PRIME ACQUISITION CORP
filed 2016-05-02
CIK 1485922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

On December 31, 2015, the issuer had 2,040,451 ordinary shares issued, of which 1,954,651 shares outstanding.

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

TABLE OF CONTENTS

PART I			5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		5
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		5
ITEM 3.	KEY INFORMATION		5
	A.	Selected Financial Data	5
	B.	Capitalization and Indebtedness	6
	C.	Reasons for the Offer and Use of Proceeds	6
	D.	Risk Factors	6
ITEM 4.	INFORMATION ON THE COMPANY		14
	A.	History and Development of the Company	14
	B.	Business Overview	15
	C.	Organizational Structure	17
	D.	Property, Plant and Equipment	17
ITEM 4A.	UNRESOLVED STAFF COMMENTS		19
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		19
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		26
	A.	Directors and Senior Management	26
	B.	Compensation	27
	C.	Board Practices	28
	D.	Employees	29
	E.	Share Ownership	29
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		29
	A.	Major Shareholders	29
	B.	Related Party Transactions	29
	C.	Interests of Experts and Counsel	31
ITEM 8.	FINANCIAL INFORMATION		31
	A.	Consolidated Statements and Other Financial Information.	31
	B.	Significant Changes.	31
ITEM 9.	THE OFFER AND LISTING		31
	A.	Offer and Listing Details.	31
	B.	Plan of Distribution	32
	C.	Markets	32
	D.	Selling Shareholders	32
	E.	Dilution	32
	F.	Expenses of the Issue	32
ITEM 10.	ADDITIONAL INFORMATION		32
	A.	Share Capital	32
	B.	Memorandum and Articles of Association	33
	C.	Material Contracts	34
	D.	Exchange controls	34
	E.	Taxation	34
	F.	Dividends and paying agents	41
	G.	Statement by Experts	41
	H.	Documents on Display	41
	I.	Subsidiary Information	41
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		41
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		43

1

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	“Prime,” “we,” “us,” “our company,” “the Company”, or “our,” refers to Prime Acquisition Corp., a company with limited liability incorporated in the Cayman Islands;

•	“Business Combination” refers to the acquisition by Prime of entities owning 11 commercial real estate properties in Italy on September 30, 2013.

•	“IPO” or “initial public offering” refer to the Company’s initial public offering pursuant to its prospectus, dated March 24, 2011, which was consummated on March 30, 2011;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share;

•	“Group” refers to Prime Acquisition Corp., and its subsidiaries acquired on the closing of Business Combination on September 30, 2013;

•	“Manager” refers to BHN LLC, our former manager; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

Prime Acquisition Corp. Selected Financial Data

Following the Business Combination, Prime is considered to be our predecessor for accounting purposes, as further described in Item 18 of this report. The following selected consolidated financial data have been derived from our consolidated financial statements as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2015, 2014 and 2013, which are included elsewhere in this report. The consolidated financial statements for December 2015, 2014 and 2013 have been prepared and presented in accordance with IFRS and its related interpretations. The results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected consolidated financial information as of December 31, 2015, 2014 and 2013 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report. Our selected consolidated financial data as of December 31, 2012 and for the year ended December 31, 2012 have been derived from our previously filed audited consolidated financial statements for that year.

Balance Sheet Data	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Total assets	$38,553,356	$49,130,528	$78,545,589	$36,639,978
Total liabilities	43,564,172	47,353,887	75,951,411	32,361,189
Value of ordinary shares which may be redeemed for cash ($10.02 per share)	–	–	–	30,380,329
Shareholders' (deficit)/equity	(5,010,816)	1,776,641	2,594,178	4,278,789
Ordinary shares, $0.001 par value (Authorized 50,000,000 shares; 2,040,451, 2,428,532 and 3,179,721 shares issued; 1,954,651, 2,428,532 and 3,179,721 shares outstanding at December 31, 2015, 2014 and 2013 respectively; with 85,800 shares as treasury shares at December 31, 2015)	2,040	2,429	3,180	1,863

Selected statement of operation data:	For the year ended December 31, 2015	For the year ended December 31, 2014*	For the year ended December 31, 2013*	For the year ended December 31, 2012
Revenues	$3,036,198	$4,000,935	$990,994	$1,120,793
Operating expenses	3,257,307	2,725,610	11,294,809	(1,120,793)
Operating profit/(loss)	(221,109)	1,275,325	(10,303,815)	(1,088,874)
Profit/(loss) for the year from continuing operations	(7,256,549)	4,231,604	(16,150,935)	(1,088,874)
Net profit/(loss) for the year	(7,561,686)	3,419,319	(15,885,478)	(1,088,874)

From continuing and discontinued operations
Basic earnings/(loss) per share	(3.29)	1.11	(5.23)	(0.22)
Diluted earnings/(loss) per share	(3.29)	1.04	(5.23)	(0.22)

From continuing operations
Basic earnings/(loss) per share	(3.16)	1.37	(5.32)	(0.22)
Diluted earnings/(loss) per share	(3.16)	1.28	(5.32)	(0.22)

*Restated for discontinued operations

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Doubt about the Company to continue as a going concern

The Company’s consolidated financial statements have been prepared assuming the Group will continue as a going concern. The Group has incurred recurring operating losses, negative cash flows from operations, and has a working capital deficiency as of December 31, 2015. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

While our real estate portfolio of ten properties in Italy does not generate positive cash flow, management believes that when the market conditions are more favorable, some of these properties may be sold. However, real estate transactions in the greater Milan area have been relatively few when compared to pre- financial crisis levels, and an actual transaction may take longer than viable for the company’s current needs.

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Taxation – United States Federal Income Taxation — General”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition and estimated values of our assets and the nature of our income for our 2015 taxable year, we believe that we are a PFIC for such taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this report captioned “Taxation – United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

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

Certain of our subsidiaries have lawsuits pending against them (see Item 4B – Litigation for a description of the lawsuits). Such lawsuits could result in significant legal fees to us and reduce our net income and cash flows. In addition, if any of such pending litigations are resolved against us, we could be required to make significant cash payments, again reducing our cash flows and net income.

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

We currently maintain Directors’ & Officers’ liability insurance with a limit of $1 million and all risk property and rental value insurance with limits of €10.80 million (approximately $11.72 million) for four of our subsidiaries’ properties, including coverage for terrorist acts, with sub-limits for certain perils such as floods. The property and rental value insurance for the remaining six investment properties are included in the finance lease applicable to such property. The limits of such insurance were determined by each finance lease creditor with payments of such policies included in the finance lease scheduled payments.

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

All of our properties are located in Southern Europe and are affected by the economic cycles and risks inherent to those areas. Real estate markets are subject to economic downturns and we cannot predict how economic conditions will impact these markets in either the short or long term. Declines in the economy or declines in real estate markets in these areas could hurt our financial performance and the value of our properties. In addition to the factors affecting the national economic condition generally, the factors affecting economic conditions in these regions include:

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

We may acquire or develop properties or acquire other real estate related companies when we believe that an acquisition or development is consistent with our business strategy. We may not, however, succeed in consummating desired acquisitions or in completing developments on time or within budget. In addition, we may face competition in pursuing acquisition or development opportunities that could increase our costs. When we do pursue a project or acquisition, we may not succeed in leasing or selling newly developed or acquired properties at rents or sales prices sufficient to cover costs of acquisition or development and operations. Difficulties in integrating acquisitions may prove costly or time consuming and could divert management’s attention. Acquisitions or developments in new markets or industries where we do not have the same level of market knowledge may result in weaker than anticipated performance. We may also abandon acquisition or development opportunities that we have begun pursuing and consequently fail to recover expenses already incurred, and we may devote management time to a matter not consummated. Furthermore, acquisitions of new properties or companies will expose us to the liabilities of those properties or companies, some of which we may not be aware of at the time of acquisition. Development of our existing properties presents similar risks.

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

There are material weaknesses in our internal control.

Our internal control over financial reporting was not effective due to material weaknesses in our internal control over financial reporting as of December 31, 2015, and such weaknesses have not been remediated as of the filing date of this report. Material weaknesses in our internal controls include the lack of periodic interim review of the financial statements by the management, lack of segregation of duties, untimely reconciliation, improper checks and balances, lack of an audit committee, and the fact that the Company’s review procedures in connection with financial reporting are limited. Our current management further identified other weaknesses in entity level controls, including, but not limited to, control environment, risk assessment processes, information sharing, and monitoring processes. Such weaknesses resulted in the Company’s restatement of its 2013 financial statements. During 2015, our current management had designed and implemented certain processes and procedures to address the material weaknesses identified. The current management intends to further implement processes and procedures that will provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with IFRS and its related interpretations as funding becomes available to be able to put the components in place.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Prime Acquisition Corp. is an exempt company organized on February 4, 2010 under the laws of the Cayman Islands, formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses.

On March 30, 2011, the initial public offering of 3,600,000 units of the Company was consummated. Each unit issued in the IPO consisted of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. On January 4, 2014, the Company’s management reduced the exercise price of the warrants from $7.50 to $5.00 and extended the expiration date from March 30, 2016 to March 30, 2018. Prior to the consummation of the IPO, the Company completed a private placement of 2,185,067 warrants to the Company’s founding shareholders, generating gross proceeds of $1,638,800. On May 10, 2011, the Company announced that the underwriters of its IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO). The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis. The warrants issued prior to and in connection with the IPO are exercisable provided that there is an effective registration statement or post-effective amendment covering the ordinary shares issuable upon exercise of the redeemable warrants. In addition, the Company can only call for redemption of such warrants if the last sale price of our ordinary shares on the stock exchange equals to or exceeds $15.00 per share for any 20 trading days within a 30 trading day period after the completion of business. As of December 31, 2015, the warrants are not exercisable because no such effective registration statement or post-effective amendment has been filed.

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

In connection with the Purchase Agreement, the Company, LuxCo, Nova, and Mr. Rotondi entered into an option agreement (the “Option Agreement”) pursuant to which Mr. Rotondi would have the right to purchase all of the equity interests in Nova owned by LuxCo in the event that (i) the mortgage payments that Mr. Rotondi has personally guaranteed are not made, or (ii) a certain power of attorney that would facilitate the transfer of Nova’s equity interests to Mr. Rotondi is not renewed. The Option Agreement will terminate on the repayment of the mortgages or the termination of Mr. Rotondi’s personal guaranties. The consideration for the exercise of the option would be the return of 50,000 shares of the Company’s ordinary shares. Nova’s sole asset consists of two floors of Corso Europa 22, an office building in central Milan.

On June 26, 2015, the Company entered into a Stock Purchase Agreement (the “SIM Purchase Agreement”) with Prime Luxembourg S.a.r.l., the Company’s wholly-owned subsidiary (“LuxCo”), GSI S.r.l, LuxCo’s wholly-owned subsidiary (“GSI”), SIM S.r.l., at the time owned by LuxCo and GSI (“SIM”), Bell Real Estate S.r.l. (“Bell”), Cesare Lanati and Stefano Lanati (Bell, Cesare Lanati and Stefano Lanati are collectively referred to as the “SIM Buyers”). On July 7, 2015, the SIM Buyers acquired all of the outstanding equity interests in SIM in exchange for the return of 220,000 of the Company’s shares (the “SIM Consideration Shares”). 134,200 shares (61%) were returned to the Company for immediate cancellation, 85,800 shares (39%) were returned to GSI and remained as the Company’s treasury shares. SIM’s sole asset consists of the property located at Via Newton 9, Milan, Italy. In addition, in connection with the transactions contemplated by the SIM Purchase Agreement, the Company extinguished certain trade liabilities associated with its portfolio of properties and the SIM Buyers.

During 2015, the Company has established a new subsidiary in Italy, Imperatrice S.r.l. (“Imperatrice”), through LuxCo. The Company owns 100% of Imperatrice. This new subsidiary was established for potential future acquisitions of real estate investment properties in Italy.

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

On September 15, 2015, the Company has entered into a binding letter of intent to purchase 100% of S.I.C.R.I., S.r.l., (“seller”), an Italian limited liability company. S.I.C.I.R.I., S.r.l. beneficially owns the land and real estate complex located in the town of Pozzuolo Martesana (MI), Italy. The transaction was not completed by October 31, 2015 in accordance to the terms of the binding letter of intent, rendering the letter non-binding. As of the date of this report, the Company is still in active negotiation with the seller. The anticipated closing date of this transaction is the second quarter of 2016. However, there can be no assurance the Company can successfully complete this transaction.

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

Auchan S.p.A.

On March 14, 2013, the tenant Auchan filed a lawsuit with the Court of Milan against Ellegi and GSI in connection with a lease agreement entered into with Ellegi on July 15, 2010 and a contract entered into with GSI on August 5, 2010 for certain repairs to be performed.  Auchan was not satisfied with the repairs performed and claimed that they suffered a loss of potential income from new business opportunities, together with certain damages which totaled to €4.5 million. We disagree with the allegations and are defending against this claim, although no assurance can be made that we will be successful.  The actual amount in dispute is approximately €200,000 related to the actual repair work paid by Auchan. The management deemed the difference of €4.3 million Auchan is claiming and the actual amount in dispute to be without merit. The Group has accrued a provision of approximately two-thirds in the amount of €131,240 (which translates to $142,514, $158,814 and $180,837 at December 31, 2015, 2014 and 2013 respectively) for the risk associated with this litigation at December 31, 2015, 2014 and 2013 respectively (the US dollar amounts differ due to exchange differences). In the first quarter of 2016, the court issued a judgement to reject all claims made by Auchan. Auchan has the right to appeal until the end of April 2016. On April 22, 2016, Auchan has filed the appeal.

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

In addition, on June 26, 2015, the Company has filed a cross-claim against BHN LLC and certain individuals connected with BHN LLC for damages and certain costs caused the Company. The amount of damages and costs are to be determined at trial. As of the date of this report, there is no new development on this case and the Management has not yet determined the potential damages and costs.

C.	Organizational Structure

LuxCo is a Luxembourg company and the only wholly owned subsidiary of Prime. LuxCo holds all of the equity interest in each of the Italian limited liability companies (collectively the “Subsidiaries”) Nova S.r.l. (“Nova”), Delfin S.r.l. (“Delfin”), Dieci Real Estate S.r.l. (“Dieci”), Ellegi S.r.l. (“Ellegi”), G.S.I. S.r.l. (“GSI”), Magfin S.r.l. (“Magfin”), Imperatrice S.r.l. (“Imperatrice”).

D.	Property, Plant and Equipment

We currently maintain our executive offices in an approximately 500 sq. foot suite at No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province, 050011; China. Prior to the Business Combination the cost for this space was included in the $7,500 per month fee payable to Kaiyuan Real Estate Development. This monthly fee arrangement terminated upon completion of the Business Combination. After the Business Combination, there is no arrangement in place for the cost of this space. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, our former Chairman.

Description of Investment Properties

We own the following properties, which are office, logistics, commercial and industrial real estate assets located in Milan, Italy.

	Property Name & Location	Type	Tenant	Average Lease Duration (Years)	Approx. Gross Leasable Area (sq. meters)	Purchase Price on September 30, 2013 ($ in millions)
1	Corso Europa 22, Milano	Office	Italian firms	10	560	8.57
2	Milanofiori, Building A5	Office	Various int’l and Italian firms	10	865	$3.13
3	Milanofiori, Building Q7	Office	Various int’l and Italian firms	10	586	$1.27
4	Milanofiori, Building N	Office	Various int’l and Italian firms	10	1,750	$4.48
5	Viale Lucania, Buccinasco	Office, Industrial	Microelettrica Scientifica	18	16,230	$22.27
6	Via Buozzi 22, Buccinasco	Office	Various int’l and Italian firms	10	545	$1.85
7	Via Lazio 95, Buccinasco	Office, Warehouse	Italian cos.	10	4,320	$5.01
8	Via Emilia, Buccinasco	Commercial	Italian commercial co.	10	200	$0.35
9	Via Mulino, Buccinasco	Commercial	Merkur	8	360	$1.37
10	Milanofiori, Building Q5	Office	Italian firms	10	400	$1.26
	Total:				25,816	$49.56

1.	Property 1 is part of an office building located at Corso Europa 22 in a central area of Milan, near San Babila’s Square, close to the fashion district called “quadrilatero della moda” and 500 meters from the Milan Cathedral at the center of the city (the “Duomo”). The building’s 560 square meters (“sqm”) includes two floors and a basement. The structure was designed in 1957 by Architect Vico Magistretti, a leading figure in the Italian cultural and architectural space after WWII, and was completely renovated in 2012.

2.	Property 2 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. Milanofiori is a real estate business district built in the late 1970s with the aim to provide prime location to Italian and multinational firms in the service and high-tech service industries. The buildings in the area are connected by tree-lined roads and large parking lots. The property is Building A5 of the complex. The complex has a direct subway connection to the center of the Milan and is located near major freeways and highways. The building’s 865 sqm are rented to Italian and multinational firms.

3.	Property 3 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building Q7 of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 586 sqm are rented to Italian and multinational companies.

4.	Property 4 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building N of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 1,750 sqm are rented to Italian and multinational companies.

5.	Property 5 is an industrial and office building located on viale Lucania in Buccinasco, a large commercial and industrial area in the southern part of Milan. The property is located about 3 km from Milan, is very well connected with the major adjacent cities such as Assago, Corsico, Trezzano sul Naviglio and is near major freeways and the highway towards Genova. The facility encompasses a 16,230 sqm industrial plant, of which 10,230 sqm warehouse, and 6,000 sqm office. It is a flexible use structure that was recently renovated in 2011. The building is rented to Microelettrica Scientifica, a subsidiary of the large multi-national Knorr-Bremse group, a leading global producer of braking systems for trucks and trains.

6.	Property 6 is an office building located at via Buozzi 22 in Buccinasco, a large commercial and industrial area in the southern part of Milan. The property is located near major freeways and the highway towards Genova. The building includes offices and warehouse. Its 545 sqm are rented to multiple international and Italian firms.

7.	Property 7 is an office and warehouse building. The property is located at via Lazio 95 in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The building’s 4,320 sqm is rented to Italian companies.

8.	Property 8 is a commercial building located on via Emilia in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The facility’s 200 sqm are rented to an Italian commercial company.

9.	Property 9 is a commercial building is located on via Mulino in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The facility’s 360 sqm are rented to a gaming company.

10.	Property 10 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building Q5 of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 400 sqm are rented to Italian and multinational companies.

Current occupancy rates and approximate rent per square meter for each of the properties is as follows:

	Property	Current occupancy	Rent per square meter ($)
1	Corso Europa 22, Milan (1)	79%	179
2	Milanofiori, building A5 (3)	95%	181
3	Milanofiori, building Q7	100%	140
4	Milanofiori, building N	100%	121
5	Viale Lucania, Buccinasco	100%	87
6	Via Buozzi 22, Buccinasco (2)	65%	112
7	Via Lazio, Buccinasco	100%	71
8	Via Emilia, Buccinasco	100%	65
9	Via Mulino, Buccinasco	100%	232
10	Milanofiori, building Q5	100%	152

(1)	The occupancy rate of the property located in Corso Europa, Milan, is at 79% due to the termination of certain leases in 2015. The managers of the property have successfully leased some of the spaces to new tenants in 2015 and are seeking new tenants for the remaining vacant spaces.

(2)	The occupancy rate of the property located at Via Buozzi 22, Buccinasco, is at 69% due to the recent termination of certain leases. The managers of the property are seeking new tenants for the vacant spaces.

(3)	The occupancy rate of the property located at Milanofifiori, building A5, is at 95% due to the recent termination of certain leases. The managers of the property are seeking new tenants for the vacant spaces.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

On July 7, 2015, Prime exchanged SIM with its former owners Bell Real Estate S.r.l. (“Bell”), Cesare Lanati and Stefano Lanati whereby Bell returned 220,000 of the Company’s shares for 100% of the ownership of SIM. SIM’s sole asset consisted of the investment property on Via Newton, 9, an office building in Assago.

In addition, see Item 10C Material Contracts for certain details of contingent consideration.

Our Business Subsequent to the Acquisition of the Real Estate Portfolio

The entirety of our revenues is derived from rental income from our tenants in the ten properties.

Results of Operations

This section discusses our 2015, 2014 and 2013 financial results prepared under IFRS.

Years Ended December 31, 2015, 2014 and 2013

The information below is from the audited financial statements for the years ended December 31, 2015, 2014 and 2013.

	2015	2014*	2013*

Continuing operations
Rental income	$2,829,417	$3,869,880	$920,656
Other revenues	206,781	131,055	70,338
Total Revenues	3,036,198	4,000,935	990,994

Depreciation, amortization and bad debt provision	(13,458)	(107,400)	(59,295)
Impairment of goodwill	–	–	(6,914,458)
Other expenses	(3,243,849)	(2,618,210)	(4,321,056)
Total operating expenses	(3,257,307)	(2,725,610)	(11,294,809)
Operating profit/(loss)	(221,109)	1,275,325	(10,303,815)

Finance income	34,890	75,880	–
Finance costs	(4,172,915)	(1,843,414)	(708,575)
Loss on revaluation of derivatives related to convertible promissory notes	(539,716)	–	–
Loss on disposal of property & equipment	(133,782)	–	–
Loss on sale of subsidiary	(32,340)	–	–
Contingent consideration in connection with business combination	–	5,157,951	(5,157,951)
Interest earned from investment held in trust	–	–	3,868
Realized value on real estate investment	(240,206)	–	–
Less: previously recognized unrealized loss on real estate investment	40,478	–	–
Net fair value (loss)/gain on revaluation of investment property	(2,321,283)	425,504	–
Profit/(loss) before tax	(7,585,983)	5,091,246	(16,166,473)

Tax expense, current	41,769	(208,603)	–
Deferred tax expense	287,665	(651,039)	15,538
Profit/(loss) for the year from continuing operations	$(7,256,549)	$4,231,604	$(16,150,935)

Profit/(loss) from discontinued operations
Net loss from discontinued operations	(305,137)	(812,285)	265,457
Profit/(loss) for the year	$(7,561,686)	$3,419,319	$(15,885,478)

Other comprehensive income, net of income tax
Foreign currency translation reserve	(449,358)	(999,519)	131,878
Total comprehensive income/(loss) for the year	$(8,011,044)	$2,419,800	$(15,753,600)

*Restated for discontinued operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues: Revenues decreased by 24% to $3,036,198 for the year ended December 31, 2015 from $4,000,935 for the year ended December 31, 2014. The decrease was largely attributable to (1) the Euro to US dollar average exchange rate for the year decreased by approximately 16.55% from 2014 to 2015, (2) one of our properties being vacant for about 6 months during 2015.

Expenses:

For the year ended December 31, 2015, bad debt provision on certain aged trade receivables accounted for majority of depreciation and bad debt provision ($9,814 out of a total of $13,458), followed by depreciation of tangible assets of $3,644.

In comparison, for the year ended December 31, 2014, depreciation of tangible assets accounted for the majority of the depreciation and bad debt provision ($75,245 out of a total of $107,400), followed by bad debt provision on certain aged trade receivables of $32,155. The decrease in bad debt provision from 2014 to 2015 is due to management effort to (1) collect certain aged trade receivables, and (2) improve our cash collection strategy on trade receivables.

Approximately 26.45%, or about $0.86 million, of the Other Expenses (which totaled approximately $2.60 million) in 2015 were professional and legal expenses, compared to 52.77%, or about $1.38 million, in 2014. The decrease of professional and legal expenses in 2015 is primarily related to the management change in 2014, as our current management team took over by majority shareholder consent on May 5, 2014. Day-to-day operating costs such as administrative, rent, staff, maintenance, insurance and travel costs account for about 64.37% (or about $2.09 million) of Other Expenses in 2015, as compared to $1.29 million, or about 49.37% of the total expenses in 2014. The increase of day-to-day operating costs in 2015 was largely attributed to the accrual of executive officers’ and directors’ compensation in 2015. We incurred $260,819 of stock option expenses in 2015 versus $5,044 in 2014.

Balance Sheet

In connection with the acquisition of the Subsidiaries, we had approximately $37.42 and $47.79 million of non-current assets, at December 31, 2015 and 2014, respectively. Investment properties, calculated using discounted cash flow method by an independent qualified professional valuation expert, were valued at $37,407,083 in 2015, as compared to $47,629,537 in 2014. The significant decrease of value is due to (1) the sale of SIM to its former owner, and (2) a decrease of 10.26% in the 2015 year-end Euro currency exchange rate as compared to the US Dollar from the prior year.

Trade and other receivables at the end of 2015 and 2014 was $842,879 and $1,005,261, respectively, net of allowance for bad debts. The decrease was primarily due to various agreements between Prime and Lanati [is Lanati defined? Yes] to offset certain receivables (due from Lanati) and payables (due to Lanati) and the sale of SIM. Lanati was one of the sellers of the investment properties and a current shareholder of the Group.

There was $134,574 and $165,091 of cash at December 31, 2015 and 2014, respectively.

In 2015, the Company had non-current loans and borrowings from various institutions of $21.72 million and current loans and borrowings of approximately $5.09 million. Total current and non-current borrowings amounted to approximately $26.81 million. Loans and borrowings consist of bank loans, revolving lines of credit, finance leases, and other loans. Bank loans include both secured and unsecured bank loans. Secured bank loans are secured by the investment properties. In addition, some of the secured loans are further personally guaranteed by the former owners of the properties. The revolving line of credit is unsecured and personally guaranteed by the former owners of the properties. Non-current other loans consist of one loan from the current tenant of the property located on Via Lucania in Buccinasco. Current other loans consist of an interest bearing convertible promissory note with the underwriter from our initial public offering.

In 2014, the Company had non-current loans and borrowings from various financial institutions of $9.12 million and current loans and borrowings of approximately $23.15 million. Total current and non-current borrowings amounted to approximately $32.27 million. Loans and borrowings consist of bank loans, revolving lines of credit, finances leases, and other loans. Similar to 2015, bank loans include both secured and unsecured bank loans. Secured bank loans are secured by the investment properties. Some of the secured loans are further personally guaranteed by the former owners of the properties. The revolving line of credit is unsecured and personally guaranteed by the former owners of the properties. Other loans consist of an interest bearing convertible promissory note with the underwriters. The significant decrease of total current and non-current loans and borrowings is primarily due to sale of SIM and the decrease in the 2015 year-end Euro currency exchange rate as compared to the US dollar from the prior year.

In 2015, there was approximately $2.76 million in deferred tax liabilities, which is calculated in full on temporary differences using a tax rate of 27.5%, if the temporary difference is subject only to IRES (an Italian corporate income tax) rules, or 31.4% if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax) rules. In comparison, there was approximately $3.74 million in deferred taxes liabilities in 2014, which is calculated in full on temporary differences using a tax rate of 27.5%, if the temporary difference is subject only to IRES rules, or 31.4% if the temporary difference is subject both to IRES and IRAP rules. The decrease of deferred tax liabilities from 2014 to 2015 is primarily due to sale of SIM and the general decrease in fair value of the remaining investment properties.

In 2015, the $5,372,684 of trade and other payables consisted largely of $2.86 million of accrued expenses incurred by Prime with its service providers, and trade account payables of $1.83 million were incurred by the Subsidiaries. In 2014, the $5,311,130 of trade and other payables consisted largely of $2.74 million of accrued expenses incurred by Prime with its service providers, and trade accounts payables of $2.18 million were incurred by the Subsidiaries. The decrease of trade accounts payables incurred by the Subsidiaries is primarily due to the sale of SIM.

In 2015 and 2014, the $170,342 and $179,885, respectively in provisions post-employment benefits, tax liabilities, and other provisions were largely attributed to a legal dispute underway from one of the Subsidiaries. The provision was estimated based on management evaluation of the amount at risk and legal considerations.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues: We did not engage in any substantive commercial business until the acquisition of the Subsidiaries on September 30, 2013. The revenues for 2013 were for the period from the date of the acquisition to December 31, 2013. Revenues increased by 304% to $4,000,935 for the year ended December 31, 2014 from $990,994 for the year ended December 31, 2013. The increase was largely attributable to 2014 consisted of a full year of operations whereas 2013 consisting of only three months of operations.

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

Goodwill of $6,914,458 arising from the Business Combination was fully impaired at December 31, 2013. Approximately 52.77%, or about $1.38 million, of the Other Expenses (which totaled approximately $2.62 million) in 2014 were professional and legal expenses compared to 62.52%, or about $2.70 million, in 2013. The decrease of professional and legal expenses in 2014 is primarily due to the additional services required related to the Business Combination in 2013. These additional expenses are non-recurring in nature. Day-to-day operating costs such as administrative, rent, staff, maintenance, insurance and travel costs account for about 49.37% (or about $1.29 million) of Other Expenses in 2014, as compared to $0.93 million, or about 21.60% of the total expenses in 2013. The increase of day-to-day operating costs in 2014 was largely attributed to 2014 consisting of a full year of operations whereas 2013 consisted of only three months of operations. We incurred $5,044 of stock option expenses in 2014 versus $154,343 in 2013.

Contingent consideration in connection with the Business Combination of $5,157,951 arising from certain transaction value agreements Prime has entered into with the sellers of Subsidiaries in connection with the Business Combination is recorded as an expense in the consolidated statements of income/(loss) and comprehensive income/(loss) and a current liability in the consolidated statements of financial position in 2013. During 2014, Prime has reached agreement with the appropriate parties to cancel the said transaction value agreements. As of December 31, 2014, there are no outstanding transaction value agreements. The amount was recorded as non-operating income in the consolidated statements of income/(loss) and comprehensive income/(loss), and no related liability in the consolidated statements of financial position in 2014.

Balance Sheet

In connection with the acquisition of the Subsidiaries, we had approximately $47.79 million and $73.14 million of non-current assets at December 31, 2014 and 2013, respectively. Investment properties, calculated using discounted cash flow method by an independent qualified professional valuation expert, were valued at $47,629,537 in 2014, as compared to $72,877,131 in 2013. The significant decrease of value is due to (1) the Seba Unwinding resulting in disposal of one of the investment properties, and (2) the decrease of 12.18% in the 2014 year-end Euro currency exchange rate as compared to the US Dollar from the prior year.

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

In 2014, the Company had non-current loans and borrowings from various institutions of $9.12 million and current loans and borrowings of approximately $23.15 million. Total current and non-current borrowings amounted to approximately $32.27 million. Loans and borrowings consist of bank loans, revolving lines of credit, finance leases, and other loans. Bank loans include both secured and unsecured bank loans. Secured bank loans are secured by the investment properties. In addition, some of the secured loans are further personally guaranteed by the former owners of the properties. The revolving line of credit is unsecured and personally guaranteed by the former owners of the properties. Non-current other loans consist of one loan from the current tenant of the property located on Via Lucania in Buccinasco. Current other loans consist of an interest bearing convertible promissory note with the underwriters from our initial public offering.

In 2013, the Company had non-current loans and borrowings from various financial institutions of $45.43 million and current loans and borrowings of approximately $5.50 million. Total current and non-current borrowings amounted to approximately $50.93 million. Loans and borrowings consist of bank loans, revolving lines of credit, finances leases, and other loans. Similar to 2014, bank loans include both secured and unsecured bank loans. Secured bank loans are secured by the investment properties. Some of the secured loans are further personally guaranteed by the former owners of the properties. The revolving line of credit was unsecured and personally guaranteed by the former owners of the properties. Other loans consist of an interest bearing convertible promissory note with the underwriters. The significant decrease of total current and non-current loans and borrowings is primarily due to Seba Unwinding and the decrease in the 2014 year-end Euro currency exchange rate as compared to the US dollar from the prior year.

In 2014, there was approximately $3.74 million in deferred tax liabilities, which is calculated in full on temporary differences using a tax rate of 27.5%, if the temporary difference is subject only to IRES (an Italian corporate income tax) rules, or 31.4% if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax) rules. In comparison, there was approximately $5.40 million in deferred taxes liabilities in 2013, which is calculated in full on temporary differences using a tax rate of 27.5%, if the temporary difference is subject only to IRES rules, or 31.4% if the temporary difference is subject both to IRES and IRAP rules. The decrease of deferred tax liabilities from 2013 to 2014 is primarily due to Seba Unwinding.

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

In 2014, the $179,885 in provisions for post-employment benefits, tax liabilities, and other provisions was largely attributed to a legal dispute underway from one of the Subsidiaries. In 2013, the $493,076 in provisions for post-employment benefits, tax liabilities, and other provisions was largely attributed to certain legal disputes by certain Subsidiaries. The provision amounts were estimated based on management evaluation of the amount at risk and legal considerations.

Liquidity and Capital Resources

The Company had $134,574, $165,091 and $133,414 in cash at the end of years 2015, 2014 and 2013, respectively.

The Company did not generate enough cash flow in 2015 from its operations to fund all interest and day-to-day expenses and therefore was not cash flow positive and would require capital injections to fund current operations. Principal sources of cash may be a) issuance of treasury shares in exchange for cash, b) exercise of warrants, c) disposition of the real estate assets and d) issuance of debt instruments, or a combination of the above four possibilities.

The Company may elect to, when market conditions are favorable, engage broker dealers to sell its securities from treasury to raise funding. However, management believes without improvements to the Company’s stock performance both in terms of price and trading volume, as well as the current operating conditions, this may not be a viable solution.

The Company also has over 7 million warrants outstanding; the exercise price of the warrants is $5.00 per common share. The warrants are exercisable if there is an effective registration statement or post-effective amendment covering the ordinary shares issuable upon exercise of the redeemable warrants. In addition, the Company can only call for redemption of such warrants if the last sale price of our ordinary shares on the stock exchange equals to or exceeds $15.00 per share for any 20 trading days within a 30 trading day period after the completion of the Business Combination. As of December 31, 2015, the warrants were not exercisable because no such effective registration statement or post-effective amendment has been filed. In addition, as our share price is not within this trading price, it is unlikely we will call the warrants in the near future.

On December 18, 2014, Prime sold Seba to Francesco Rotondi and Luca Failla in exchange for the return of 497,308 of the Company’s shares. Seba’s sole asset consists of four floors of Corsa Europa 22, an office building in central Milan. As a result of this sale, the Company’s investment properties value was reduced by approximately 26%. However, Seba produced a net loss of $301,454 for 2014.

On July 7, 2015, the Company further sold SIM to Bell Real Estate S.r.l. (“Bell”), Cesare Lanati and Stefano Lanati (former owners of SIM) in exchange for the return of 220,000 of the Company’s shares. SIM’s sole asset consists of the property located at Via Newton 9, Milan, Italy.

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. The Group has incurred recurring operating losses, negative cash flows from operations, and has a working capital deficiency as of December 31, 2015. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

While our real estate portfolio of ten properties in Italy does not generate positive cash flow, management believes that when the market conditions are more favorable, some of these properties may be sold. However, real estate transactions in the greater Milan area have been relatively few when compared to pre- financial crisis levels, and an actual transaction may take longer than viable for the Company’s current needs.

The Company has been seeking lenders who will finance the Company with market rates, and has been financing current operations using loans from Diana Liu, one of its directors. These loans carry interest rate of 10% per annum, compounding annually. The loans mature on the earlier of (i) the date on which the Company liquidates and winds-up its affairs, or (ii) one year from the date of the loans. During 2015, some of these loans reached maturity. The Company rolled-over these matured loans with an additional 10% to the principal for one year, with the same interest rate and terms as the original loans. As of April 30, 2016, a total of $2,957,500 in such loans have been issued to Ms. Liu since the inception of Prime. There is no assurance the Company will be successful in finding lenders to finance the Company at market rates or that such practice of funding the Company’s operations by Ms. Liu will continue.

Management is currently in discussions with several funding sources for a combination of debt and equity financing. However, there can be no assurance the Group will be able to obtain funding from these sources.

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

The table below shows the detail of bank loans by expiry date and rate (floating or fixed) as of December 31, 2015; all bank loans contracts provide for floating rates.

2015	Floating rate	Total
Expiry within 1 year	$1,660,946	$1,660,946
Expiry within 1 and 3 years	859,038	859,038
Expiry within 3 and 5 years	648,795	648,795
Expiry in more than 5 years	2,793,292	2,793,292
Total	$5,962,071	$5,962,071

As at December 31, 2015, the effective interest rate varies from EURIBOR+1.125% to EURIBOR+2.554%.

During 2014, one of the Subsidiaries missed certain scheduled repayments on a bank loan totaling $193,011 in principal and $22,680 in interest. Except for these missed scheduled repayments, the Group has been current on all scheduled repayments since the beginning of 2014. According to the applicable mortgage agreement, missing scheduled payments can cause the bank to request immediate repayment of the residual debt, totaling approximately $1,515,720 as of December 31, 2014. Management initiated negotiation with the bank to postpone repayment for 12 months in 2014. Separately, during 2014, one of our other Subsidiaries missed certain scheduled finance lease payments to the leasing department of the same bank. As of the date of this report, the bank official from the mortgage department, on the Group’s behalf, is in negotiation with their leasing department on the issuance of a final moratorium. As the negotiation is in the final stages, management believes the risk of the bank demanding immediate repayment of the full residual debt is very low. However, there can be no assurance the bank will not decide to refuse granting the postponement to the Group and request for immediate repayment of the residual debt. As a result of this possibility, we have classified the residual debt as current loans and borrowings as of December 31, 2014 and 2015.

Revolving line of credit

The Group has committed borrowing facilities available at December 31, 2015 as follows:

2015	Floating rate	Fixed rate	Total

Expiry within 1 year (current)	$318,063	$362,012	$680,075
Total	$318,063	$362,012	$680,075

The facilities expiring within 1 year are annual facilities subject to renewal at various dates. As at December 31, 2015, the effective interest rate varies from 4.86% to 15.50%.

The revolving line of credit is unsecured, but personally guaranteed by the former owners of the properties. The total revolving line of credit approved by the bank as of December 31, 2015 was $575,527. As at December 31, 2015, the Group had overdrawn the revolving line of credit. The total balance of the revolving line of credit as at December 31, 2015 was $680,075.

Finance leases

Future lease payments are due as follows:

2015	Minimum lease payments	Interest	Present value

Not more than one year	$3,514,879	$1,658,525	$1,856,354
Later than one year and not later than three years	2,934,337	1,894,558	1,039,779
Later than three year and not later than five years	3,018,450	1,532,009	1,486,441
Later than five years	18,934,300	4,942,163	13,992,137
Total	$28,401,966	$10,027,255	$18,374,711

As at December 31, 2015, the effective interest rate varies from EURIBOR + 1.4% to EURIBOR+2.762%.

During 2014, four of the Subsidiaries missed certain scheduled payment to four finance lease creditors, totaling approximately $244,234 in principal and $241,328 in interest as of December 31, 2014. Except for these missed scheduled payments, the Group has been current with all the other scheduled payments since the beginning of 2014. Pursuant to the leasing agreements, the finance lease creditors have the right to declare the borrower in default in case of missing scheduled payments via official written notice and demand full payment of outstanding principal balance at the time of such default declaration. Management initiated negotiation with all the affected finance lease creditors for modification repayment plans on these missed payments in 2014. In the second quarter of 2015, the Group remitted all missed payments to one of the finance lease creditors and thus corrected the default.

During 2015, two of the three affected finance lease creditors have granted the Group modification repayment plans. The Management is still undergoing negotiation with the one remaining affected finance lease creditor. The communications between the Group and this finance creditor is ongoing and positive. Therefore, Management believes there is very low risk of this finance lease creditor declaring the borrower in default and demanding immediate full principal payment during the approval process. However, there can be no assurance this finance lease creditor will not decide to refuse granting the requested modification repayment plans to the Group. As a result of this possibility, we have classified this one residual finance lease as current loans and borrowings as of December 31, 2015.

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

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter, at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. As of April 30, 2016, $327,339 of interest expense has been recorded in connection with this note. George Kaufman, one of our directors, is an employee of Chardan Capital Markets.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our current directors and executive officers are as follows:

Name	Age	Position
William Tsu-Cheng Yu	55	Interim Chief Executive Officer and Director
Amy Lau	42	Interim Chief Financial Officer
Diana Chia-Huei Liu	52	Chairman, Director
George Kaufman	40	Independent Director

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

Director and Executive Compensation

Director Compensation

The Board of Directors did not receive compensation in 2014. However, the Company’s board of directors granted 100,000 stock options to George Kaufman in September, 2015 at an exercise price of $0.01 per share. 50% (50,000 shares) of the stock options are vested immediately at grant date, with the remaining stock options vesting at a rate of 6.25% every three months. The vesting will stop when this director ceases his engagement with the Company. The fair value of the options granted using the Black-Scholes option-pricing model was $309,100.

On April 15, 2016, the Company accrued $50,000 and $248,000 for 2015 compensation for George Kaufman and Diana Liu, respectively. The compensation for the director classified as non-related party was accrued as trade and other payables, with the compensation for the director classified as related party was accrued as due to related parties as at December 31, 2015. In addition, the Company granted 50,000 and 100,000 stock options to the two directors for their services in 2015. Mr. Kaufman’s stock options are to vest over 18 months, and Ms. Liu’s stock options vested 60% immediately on the grant date with the remaining to vest over 14 months following the grant date. The options were valued using the Black-Scholes option-pricing model and the aggregate value for the options was $26,100.

Executive Compensation

Overview of our Executive Compensation

William Yu, our Interim Chief Executive Officer received no compensation in 2014. Mr. Yu was paid compensation of $248,000 in 2015. The Company accrued this amount as due to related parties as at December 31, 2015. In addition, the Company granted 100,000 stock options at an exercise price of $2.94 per share on April 15, 2016 for Mr. Yu’s services in 2015. 60% of this stock option vested immediately, with remaining portion to be vested over 14 months following the grant date. The option was valued using the Black-Scholes option-pricing model and the value for the option was $17,400.

Amy Lau, our Interim Chief Financial Officer is paid a monthly fee of $2,000 and was granted stock options to purchase 12,000 and 18,000 ordinary shares at an exercise price of 2.00 and 2.60 per share in May 2014 and May 2015, respectively, vesting on a monthly basis over 12 months from the grant date. In January, 2016, an additional 10,000 ordinary shares at an exercise price of $0.01 per share was granted, which vested immediately. The options will cease vesting when the optionee is no longer the Interim Chief Financial Officer of the Company. The options were valued using the Black-Scholes option-pricing model and the aggregate value for the options granted in May 2014 and May 2015 was $792 and $21,690, respectively. The January 2016 options were valued using the Black-Scholes option-pricing model and the value for the option was $35,407. In 2015, the Company accrued $93,000 of compensation for Ms. Lau as due to related parties as at December 31, 2015. In addition, the Company granted 30,000 stock options at an exercise price of $2.94 per share on April 15, 2016 for Ms. Lau’s services provided in 2015. These stock options granted are to vest monthly for 18 months from the grant date. The option was valued using the Black-Scholes option-pricing model and the value for the option was $5,220.

Share Options

Our board of directors has approved the grant of options to purchase up to 220,000 of our ordinary shares to our directors, employees, and consultants from time to time, with such terms and conditions as our officers may establish. Such option grants are governed by individual grant agreements and stock restriction agreements as determined by our board of directors, and may be subject to either time-based or performance-based vesting provisions. Our board of directors has the authority to amend, alter, suspend or terminate our right to grant such share options without the consent of our shareholders within the 220,000 options limit. Accordingly, such options may dilute the equity interest of our shareholders. In September 2015 and April 2016, our board of directors approved the grant of up to an additional 280,000 and 200,000 options, respectively, bringing the total number of options that may be granted to 700,000. As of the date hereof 565,000 options have been granted since inception and 135,000 options are currently outstanding and available for granting.

Employment Agreements

We do not currently have employment agreements with any of our officers.

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

We currently have two employees in two of our subsidiaries in Italy who perform certain administrative services for us.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 30, 2016:

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

Name and Address (1)	Number of Shares Beneficially Owned		Percentage of Ownership (2)
Diana Chia-Huei Liu	2,715,989	(3)	52.92%
William Tsu-Cheng Yu	2,715,989	(3)	52.92%
Amy Lau	44,000		*
George Kaufman	61,250		1.19
All directors and executive officers as a group (4 individuals)	2,941,239		57.31%
Yong Hui Li	980,331	(4)	19.10%
Bell Real Estate S.r.l.	582,499		11.35%

*	Less than 1%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province; 050011; China.

(2)	Based on 2,040,451 ordinary shares outstanding as of December 31, 2015. Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options exercisable by a person within 60 days after the date of this report.

(3)	Consists of (i) 220,275 ordinary shares held by Diana Liu, (ii) 225,000 ordinary shares held by Brudders Capital, of which Diana Liu is the sole owner and director, (iii) 127,266 ordinary shares held by William Yu, (iv) 63,632 ordinary shares held by Conrad Yu and Byron Yu, (v) 1,039,270 shares issuable upon exercise of warrants owned by Ms. Liu, (vi) 812,906 shares issuable upon exercise of warrants owned by Mr. Yu, and (vii) 107,640 shares issuable upon exercise of warrants owned by Conrad Yu and Byron Yu. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu, (viii) 60,000 stock options exercisable by William Yu and 60,000 stock options exercisable by Diana Liu.

(4)	Consists of (i) 183,562 ordinary shares, and (ii) 796,769 shares issuable upon exercise of warrants owned by Mr. Li.

As of April 30, 2016, 4.51% of our outstanding ordinary shares are held by record holders in the United States.

B.	Related Party Transactions

Concurrently with the Company’s IPO in 2010, the Company issued to Chardan Capital Markets, LLC, the representative of the underwriters of the Company’s IPO as additional compensation, for a purchase price of $100, a unit purchase option to purchase 215,000 units for $12.00 per unit. The units issuable upon exercise of this option are identical to those sold in the IPO, except for some differences in redemption rights. The unit purchase option will be exercisable at any time, in whole or in part, commencing on the consummation of the Company’s initial business combination, including the Business Combination, and expired on March 24, 2016. George Kaufman, our director, is an employee of Chardan Capital Markets.

The holders of the founders’ units (including the founders’ shares and founders’ warrants, and the ordinary shares underlying the founders’ warrants), as well as the holders of the placement warrants (and underlying securities), are entitled to registration rights pursuant to an agreement signed at the time of the Company’s IPO. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the founders’ units can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the placement warrants (or underlying securities) can elect to exercise these registration rights at any time after the Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s consummation of a business combination, including the Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements, except that in no event will Chardan Capital Markets, LLC have more than one demand registration right at the Company’s expense. As of December 31, 2015, no such effective registration statement or post-effective amendment has been filed.

The Company agreed to pay to Kaiyuan Real Estate Development a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on March 24, 2011 and ending on the earlier of the Company’s consummation of a business combination, including the Business Combination, or the Company’s liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, the Company’s Chairman. This arrangement was agreed to by Kaiyuan Real Estate Development for the Company’s benefit and is not intended to provide Mr. Li compensation. From February 1, 2012 until January 31, 2013, the Company secured approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support were included in the $7,500 monthly fee paid to Kaiyuan. This arrangement terminated upon completion of the Business Combination. As of December 31, 2013, the Company owed Kaiyuan an aggregate of $203,312 under this arrangement. This amount is still outstanding as of December 31, 2015.

Prior to completion of the Company’s IPO, Diana Liu, and William Yu loaned us an aggregate of $150,000 to cover expenses related to the Company’s IPO. The loans were repaid in full on the consummation of the Company’s IPO. Diana Liu, and William Yu loaned us an aggregate of $2,765,000 to fund the Company’s working capital requirements since the initial public offering as well as certain reimbursable expenses incurred on behalf of the Company. Such loans did not bear interest prior to the Business Combination, but currently bear interest at a rate of 10% per annum with convertible features and are repayable on demand or at maturity. During 2015, certain such loans reached their maturity. Diana Liu and William Yu have renewed these matured loans along with the accrued and unpaid interest to a future date. These new notes bear same 10% per annum interest rate with convertible features. As of April 30, 2016, the Company owed Ms. Liu an aggregate of $3,402,633 including $445,133 of interest and $192,500 of Rollover related to these loans.

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter, at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. As of April 30, 2016, $327,339 of interest expense has been recorded in connection with this note. George Kaufman, one of our directors, is an employee of Chardan Capital Markets.

Mr. Cesare Lanati (one of the sellers of the subsdiaries and a current shareholder of the Group) performed maintenance and other services for the Group’s investment properties. The Group leases office and parking spaces to Lanati and pays certain expenses on Lanati’s behalf. The amount due from Lanati represents the amount due at December 31, 2014 and 2013. The amount due to Lanati was $0 and $3,773,041 at December 31, 2014 and 2013 respectively (see note 27 — Trade and Other Payables). In October, 2014 and July, 2015, the Group has reached various offsetting agreements with Lanati on offsetting of certain receivables (due from Lanati) and payables (due to Lanati). The total amount offset in October, 2014 and July, 2015 were $1,926,217 and $1,544,265 respectively (see Consolidated Financial Statements Note 20 — Trade and Other Receivables, and Note 27 — Trade and Other Payables).

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

Prime’s ordinary shares, warrants and units have been traded on the OTC market since October 11, 2013, under the symbols “PACQF,” “PAQWF” and “PAQUF,” respectively. Each of Prime’s units consists of one ordinary share and one warrant, each to purchase an additional share of Prime’s ordinary shares. Prime’s units commenced to trade on Nasdaq Stock Market on March 24, 2011. Prime’s ordinary shares and warrants commenced to trade separately from its units on March 25, 2011. Prime’s securities were delisted from the Nasdaq Stock Market on October 10, 2013 due to failure to meet the minimum requirement of 300 shareholders.

The following tables set forth, for the periods indicated, the high and low sale prices for our shares, warrants and units, respectively.

	Units		Ordinary Shares		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows
2011 (from March 24)	$10.10	$9.55	$9.90	$9.39	$1.00	$0.25
2012	10.33	9.57	11.38	9.50	0.75	0.11
2013	17.95	1.03	17.50	2.00	0.93	0.10
2014	2.06	1.03	8.50	1.25	0.51	0.01
2015	3.25	1.40	4.00	1.75	0.10	0.01
2016 (through April 30, 2016)	2.70	2.70	3.55	2.94	0.36	0.03

Fiscal Quarterly Highs and Lows 2014
First Quarter	1.03	1.03	8.00	8.00	0.51	0.26
Second Quarter	1.03	1.03	8.50	1.50	0.25	0.16
Third Quarter	2.06	1.01	2.36	1.60	0.18	0.16
Fourth Quarter	1.55	1.22	1.75	1.25	0.18	0.01

Fiscal Quarterly Highs and Lows 2015
First Quarter	1.90	1.40	2.35	1.75	0.1	0.09
Second Quarter	3.25	1.75	4.00	2.10	0.09	0.08
Third Quarter	3.00	2.70	4.00	2.05	0.08	0.03
Fourth Quarter	3.25	2.70	4.00	3.03	0.05	0.01

Fiscal Quarterly Highs and Lows 2016
First Quarter	2.70	2.70	3.55	3.55	0.36	0.03

Monthly Highs and Lows
November 2015	2.70	2.70	4.00	3.03	0.03	0.02
December 2015	3.25	2.70	4.00	3.55	0.05	0.03
January 2016	2.70	2.70	3.55	3.55	0.36	0.03
February 2016	2.70	2.70	3.55	2.94	0.05	0.04
March 2016	2.70	2.70	2.94	2.94	0.06	0.05
April 2016	2.70	2.70	2.94	2.94	0.05	0.05

B.	Plan of Distribution

Not Required.

C.	Markets

Prime’s ordinary shares, warrants and units have been traded on the OTC market since October 11, 2013, under the symbols “PACQF,” “PAQWF” and “PAQUF,” respectively. Each of Prime’s units consists of one ordinary share and one warrant, each to purchase an additional share of Prime’s ordinary shares. Prime’s units commenced to trade on Nasdaq Stock Market on March 24, 2011. Prime’s ordinary shares and warrants commenced to trade separately from its units on March 25, 2011. Prime’s securities were delisted from the Nasdaq Stock Market on October 10, 2013.

D.	Selling Shareholders

Not Required.

E.	Dilution

Not Required.

F.	Expenses of the Issue

Not Required.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of December 31, 2015, we had a total of 50,000,000 were authorized ordinary shares at $0.001 par value, of which 2,040,451 ordinary shares were issued, 1,954,651 shares outstanding (with 85,800 shares as treasury shares). The difference of 388,081 shares between balance at December 31, 2014 and December 31, 2015 is due to (i) 134,200 ordinary shares being cancelled in connection with the closing of the  SIM Purchase Agreement transaction described above, and (ii) 253,881 of the founders’ ordinary shares being forfeited as a result of pre-determined stock target not being reached pursuant to the terms of certain agreements entered into by the Company’s founders at the time of the Company’s IPO in 2011.

The detail of the movement of the number of shares issued and outstanding at the beginning and end of the year is as follow:

Number of ordinary shares issued and outstanding

Balance at December 31, 2014	2,428,532
Forfeiture of founders shares	(253,881)
Sale of subsidiary	(134,200)
Number of shares issued at December 31, 2015	2,040,451
Less: Treasury shares	(85,800)
Number of shares outstanding at December 31, 2015	1,954,651

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

Rights, Preferences and Restrictions Attaching to our ordinary shares. We are authorized to issue 50,000,000 ordinary shares, par value $0.001. As of the date of this report, 2,040,451 ordinary shares are issued, 1,954,651 shares outstanding (with 85,800 shares as treasury shares). Each share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the board of directors redeem our ordinary shares for such consideration as the board of directors determines.

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

None.

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

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see “ Taxation on the Disposition of Ordinary Shares and Redeemable Warrants” below) provided that (1) such shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the OTC market. Because our ordinary shares are currently listed and traded only on the OTC market, any dividends paid on such shares are not expected to qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

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

Based on the composition and estimated values of our assets and the nature of our income for our 2015 taxable year, we believe that we are a PFIC for such taxable year.

If we are a PFIC, as we believe we were in 2015, for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or redeemable warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

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

In general, if we are a PFIC, as we believe we were in 2015, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, which does not include the OTC market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Because our ordinary shares are currently listed and traded only on the OTC market, such shares are not expected to be treated as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC, as we believe we were for 2015, and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares should be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, we do not plan to make annual determinations or otherwise notify U.S. Holders of the status of any such lower-tier PFIC. There is also no assurance that we will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

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

	Current at 3.5% weighted average interest rate	Assuming 1% inflation and 0.25% interest rate increase	Assuming 1% inflation and 0.5% interest rate increase	Assuming 2% inflation and 0.5% interest rate increase	Assuming 2% inflation and 1% interest rate increase	Assuming 3% inflation and 1% interest rate increase	Assuming 3% inflation and 1.5% interest rate increase

Current annual rental based on existing lease agreements	$2,616,214

Adjusted annual rental income according to the inflation rate		$2,642,377	$2,642,377	$2,668,539	$2,668,539	$2,694,701	$2,694,701

$ Increase in rental income		$26,163	$26,163	$52,325	$52,325	$78,487	$78,487
% increase in rental income with inflation rate adjustment		1%	1%	2%	2%	3%	3%

Annual finance expense	1,203,287	957,498	1,021,332	1,021,332	1,148,998	1,148,998	1,276,665

Effect of interest expense on the gross profit before operating expenses		271,952	208,118	234,280	106,614	132,776	5,109
% increase (decrease) on effect of interest expense on the gross profit before operating expenses		10%	8%	9%	4%	5%	0%

One Subsidiary has stipulated Interest Rate Swap agreements linked to floating rate medium-term leasing contracts with the aim of ensuring itself a fixed rate on their operations. The notional value as at December 31, 2015 is equal to $1,432,225. The fair value as at December 31, 2015 was $165,648, whilst the change in fair value during 2014 amounted to $33,558.

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

According to the historical exchange rate published by U.S. Federal Reserve Bank, the exchange rate between Euro and U.S. dollar has moderate fluctuation over the past 10 years. However, these fluctuations are moderate in nature and not considered a currency of a hyperinflationary economy.

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

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, the full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. As of April 30, 2016, $327,339 of interest expense has been recorded in connection with this note.

During 2014, one of the Subsidiaries missed certain scheduled repayments on a bank loan totaling $193,011 in principal and $22,680 in interest. Except for these missed scheduled repayments, the Group has been current on all scheduled repayments since the beginning of 2014. According to the applicable mortgage agreement, missing scheduled payments can cause the bank to request immediate repayment of the residual debt totaling approximately $1,515,720 as of December 31, 2014. Management initiated negotiation with the bank to postpone repayment for 12 months in 2014. Separately during 2014, one of our other Subsidiaries missed certain scheduled finance lease payments to the leasing department of the same bank. As of the date of this report, the bank official from the mortgage department, on the Group’s behalf, is in negotiation with their leasing department on the issuance of a final moratorium. As the negotiation is in the final stage, management believes the risk of the bank demanding immediate repayment of the full residual debt is very low. However, there can be no assurance the bank will not decide to refuse granting the postponement to the Group and request for immediate repayment of the residual debt. As a result of this possibility, we have classified such residual debts as current loans and borrowings as of December 31, 2014 and 2015.

During 2014, four of the Subsidiaries missed certain scheduled payment to four finance lease creditors, totaling approximately $244,234 in principal and $241,328 in interest as at December 31, 2014. Except for these missed scheduled payments, the Group has been current with all the scheduled payments since beginning of 2014. Pursuant to the leasing agreement, the finance lease creditors have the right to declare the borrower in default in case of missing scheduled payments via official written notice and demand full payment of outstanding principal balance at the time of such default declaration. Management initiated negotiation with all the affected finance lease creditors for modification repayment plans on these missed payments in 2014. The Group remitted full missed payments to one of the finance lease creditors in the second quarter of 2015 and thus corrected the default. During 2015, two of the three affected finance lease creditors have granted the Group modification repayment plans. The Management is still undergoing negotiation with the remaining affected finance lease creditor. The communications between the Group and this finance creditor is ongoing and positive. Therefore, Management believes there is very low risk of this finance lease creditor declaring the borrower in default and demanding immediate full principal payment during the approval process. However, there can be no assurance this finance lease creditor will not decide to refuse granting the requested modification repayment plans to the Group. As a result of this possibility, we have classified this one residual finance lease as current loans and borrowings as of December 31, 2015.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2015 was made under the supervision and with the participation of our management, including our Interim Chief Executive Officer and Interim Chief Financial Officer. Based on that evaluation, our Interim Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report due to our internal control over financial reporting not being effective, as described further below.

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

Under the supervision and with the participation of our current management, including our Interim Chief Executive Officer and Interim Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as issued in 2013. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was not effective due to material weaknesses in our internal control over financial reporting as of December 31, 2015, and such weaknesses continue to apply to date. Material weaknesses in our internal controls include the lack of periodic interim review of the financial statements by the management, lack of segregation of duties, untimely reconciliation, improper checks and balances, lack of an audit committee, and the fact that the Company’s review procedures in connection with financial reporting are limited. Our management further identified other weaknesses in entity level controls, including, but not limited to, control environment, risk assessment processes, information sharing, and monitoring processes. Such weaknesses resulted in the Company’s restatement of its 2013 financial statements. During 2015, our current management had started to design and implement certain processes and procedures to address the material weaknesses identified. The current management intends to implement further material processes and procedures that will provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with IFRS and its related interpretations as funding becomes available to be able to put the components in place.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum LLP (“Marcum”), our independent registered public accounting firm for the years ended December 31, 2015 and 2014, and WeiserMazars LLP (“WM”), our principal external independent registered public accounting firm, for the year ended December 31, 2013.

	2015	2014	2013

Audit fees(1)	$120,000	$296,196	$145,000
Audit related fees(2)	8,500	52,500	41,500
Tax fees	–	–	–
Total fees	128,500	$348,696	$186,500

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements.

(2)	“Audited related fees” means the aggregate fees billed for time incurred other than audit of our consolidated financial statements, such as fees in connection with 2013 consolidated financial statements restatement with and related 6-K or 20-F amendment by prior or current auditors, and review of 2014 and 2015 20-F filing by prior auditors.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association(1)
1.2	Amendment to Amended and Restated Articles of Association(2)
2.1	Specimen Unit Certificate(1)
2.2	Specimen Ordinary Share Certificate(1)
2.3	Specimen Public Redeemable Warrant Certificate(1)
2.4	Specimen Founder Warrant Certificate(1)
2.5	Specimen Placement Warrant Certificate(1)
2.6	Form of Warrant Agreement(1)
2.7	Form of Unit Purchase Option(1)
4.1	Form of Underwriting Agreement(1)
4.2	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders(1)
4.3	Promissory Note dated March 25, 2010 by the Registrant to Diana Chia-Huei Liu(1)
4.4	Promissory Note dated March 25, 2010 by the Registrant to William Tsu-Cheng Yu(1)
4.5	Promissory Note dated November 10, 2010 by the Registrant to Diana Chia-Huei Liu(1)
4.6	Promissory Note dated November 10, 2010 by the Registrant to William Tsu-Cheng Yu(1)
4.7	Promissory Note, dated as of February 10, 2010, issued to Diana Liu(1)
4.8	Promissory Note, dated as of February 10, 2010, issued to William Yu(1)
4.9	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to Diana Liu(1)
4.10	Amendment dated as of February 3, 2011 to that certain Promissory Note dated February 10, 2010 issued to William Yu(1)
4.11	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to Diana Liu(1)
4.12	Amendment dated as of February 3, 2011 to that certain Promissory Note dated as of March 25, 2010 issued to William Yu(1)
4.13	Promissory Note, dated as of May 3, 2012, issued to William Yu(2)
4.14	Promissory Note, dated as of November 1, 2012, issued to William Yu(2)
4.15	Promissory Note, dated as of February 12, 2013, issued to William Yu(2)
4.16	Promissory Note, dated as of March 4, 2013, issued to William Yu(2)
4.17	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founders(1)
4.18	Form of Registration Rights Agreement among the Registrant and the Founders(1)
4.19	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Amy Lau(1)
4.20	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Carolyne Yu(1)
4.21	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dane Chauvel(1)
4.22	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dave Sagar(1)
4.23	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Elizabeth Pulchny(1)
4.24	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and John Chase(1)
4.25	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Lance Wei(1)
4.26	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Rebecca Poon(1)
4.27	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Dane Chauvel(1)
4.28	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Jason Wang(1)
4.29	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and HuiKai Yan(1)
4.30	Stock Option Agreement, dated as of March 21, 2012, between the Registrant and George Kaufman(3)
4.31	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio(2)
4.32	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and CNH Diversified Opportunities Master Account, L.P.(2)
4.33	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Opportunistic Premium Offshore Fund, L.P. (2)
4.34	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Diversified Arbitrage Fund(2)
4.35	Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries(4)

Exhibit No.	Description
4.36	Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Seba S.r.l., Francesco Rotondi and Giuseppe Pantaleo(5)
4.37	Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Nova S.r.l., Francesco Rotondi and Luca Massimo Failla(5)
4.38	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Delfin S.r.l., Davide Rigamonti, Cesare Lanati and G.S.I. S.r.l.(6)
4.39	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, SIM S.r.l., G.S.I. S.r.l. and Bell Real Estate S.r.l. (6)
4.40	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Dieci Real Estate S.r.l., ELLEGI S.r.l. and G.S.I. S.r.l. (6)
4.41	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, ELLEGI S.r.l., Bell Real Estate S.r.l. and Stefano Lanati(6)
4.42	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, G.S.I. S.r.l., Bell Real Estate S.r.l. and IGS S.r.l. (6)
4.43	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Magfin S.r.l., Bell Real Estate S.r.l., G.S.I. S.r.l. (6)
4.44	Letter of Intent, dated July 3, 2013, by and among Prime Acquisition Corp., Union European Concept Futurum Geie, Radiomarelli SA(6)
4.45	Purchase Agreement, dated August 30, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC and Futurum Enegry S.A.(7)
4.46	Purchase Agreement, dated August 30, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC and Radiomarelli S.A. (7)
4.47	Transaction Value Agreement, dated as of September 30, 2013 by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l. and the Bell Group holders named therein. (8)
4.48	[Reserved]
4.49	Transaction Value Agreement, dated as of September 30, 2013 by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l. and the Nova holders named therein. (8)
4.50	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Seba) (8)
4.51	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Nova) (8)
4.52	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Delfin) (8)
4.53	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (SIM) (8)
4.54	[Reserved]
4.55	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (ELLEGI) (8)
4.56	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (G.S.I.) (8)
4.57	Voting Agreement, dated as of September 27, 3013, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Magfin) (8)
4.58	Registration Rights Agreement, dated September 27, 2013, by and among Prime Acquisition Corp., BHN LLC, and the investors named therein(8)
4.59	Amendment, dated September 11 ,2013, to Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Seba S.r.l., Francesco Rotondi and Giuseppe Pantaleo(8)
4.60	Amendment, dated September 11, 2013, to Stock Purchase Agreement, dated June 22, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Nova S.r.l., Francesco Rotondi and Luca Massimo Failla(8)
4.61	Amendment, dated September 27, 2013, to Bell Group Stock Purchase Agreements(8)
4.62	Amendment, dated September 27, 2013, to Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries(8)
4.63	Promissory Note, dated as of September 30, 2013, issued to Chardan Capital Markets(8)
4.64	Promissory Note, dated as of May 27, 2014, issued to Diana Liu*
4.65	Promissory Note, dated as of July 1, 2014, issued to Diana Liu*
4.66	Promissory Note, dated as of July 31, 2014, issued to Diana Liu*
4.67	Promissory Note, dated as of August 15, 2014, issued to Diana Liu*
4.68	Stock Option Agreement, dated as of May 10, 2014, between the Registrant and Andrea Crespi Bel’skij*
4.69	Stock Option Agreement, dated as of May 10, 2014, between the Registrant and Amy Lau*

Exhibit No.	Description
4.70	Stock Purchase Agreement, dated as of December 18, 2014, between the Registrant and LuxCo, Seba, Francesco Rotondi and Luca Failla (10)
4.71	Option Agreement, dated as of December 18, 2014, between the Registrant and LuxCo, Nova, Francesco Rotondi (10)
4.72	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Michela Del Molino
4.73	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Monica Sironi
4.74	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Rosaria Racco
4.75	Termination of Transaction Value Agreement, dated as of December 17, 2014 by and among Prime Acquisition Corp., Prime Luxembourg S.àr.l., Francesco Rotondi, Luca Massimo Failla and Giuseppe Pantaleo
4.76	Termination of Transaction Value Agreement, dated as of December 15, 2014 by and among Prime Acquisition Corp., Prime Luxembourg S.àr.l., Cesare Lanati, Stefano Lanati, Davide Rigamonti, Bell Real Estate S.r.l., IGS S.r.l.
4.77	Promissory Note, dated as of August 25, 2014, issued to Diana Liu
4.78	Promissory Note, dated as of October 1, 2014, issued to Diana Liu
4.79	Promissory Note, dated as of October 2, 2014, issued to Diana Liu
4.80	Promissory Note, dated as of October 30, 2014, issued to Diana Liu
4.81	Promissory Note, dated as of November 21, 2014, issued to Diana Liu
4.82	Promissory Note, dated as of December 6, 2014, issued to Diana Liu
4.83	Promissory Note, dated as of December 17, 2014, issued to Diana Liu
4.84	Promissory Note, dated as of December 17, 2014, issued to Amy Lau
4.85	Promissory Note, dated as of February 1, 2015, issued to Diana Liu
4.86	Promissory Note, dated as of March 1, 2015, issued to Diana Liu
4.87	Promissory Note, dated as of April 1, 2015, issued to Diana Liu
4.88	Promissory Note, dated as of May 1, 2015, issued to Diana Liu
4.89	Promissory Note, dated as of May 27, 2015, issued to Diana Liu
4.90	Promissory Note, dated as of June 1, 2015, issued to Diana Liu
4.91	Promissory Note, dated as of July 1, 2015, issued to Diana Liu
4.92	Promissory Note, dated as of July 1, 2015, issued to Diana Liu
4.93	Promissory Note, dated as of August 1, 2015, issued to Diana Liu
4.94	Promissory Note, dated as of August 14, 2015, issued to Diana Liu
4.95	Promissory Note, dated as of August 25, 2015, issued to Diana Liu
4.96	Promissory Note, dated as of August 25, 2015, issued to Diana Liu
4.97	Promissory Note, dated as of September 30, 2015, issued to Diana Liu
4.98	Promissory Note, dated as of October 1, 2015, issued to Diana Liu
4.99	Promissory Note, dated as of October 1, 2015, issued to Diana Liu
4.100	Promissory Note, dated as of October 2, 2015, issued to Diana Liu
4.101	Promissory Note, dated as of October 8, 2015, issued to Diana Liu
4.102	Promissory Note, dated as of November 5, 2015, issued to Diana Liu
4.103	Promissory Note, dated as of November 16, 2015, issued to Diana Liu
4.104	Promissory Note, dated as of November 21, 2015, issued to Diana Liu
4.105	Stock Option Agreement, dated as of May 10, 2015, between the Registrant and Amy Lau
4.106	Stock Purchase Agreement, dated as of June 26, 2014, between the Registrant and LuxCo, GSI, SIM, Bell Real Estate S.r,l., Cesare Lanati and Stefano Lanati
4.107	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and George Kaufman
4.108	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Michela Del Molino
4.109	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Mattia Nigro
4.110	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Rosaria Racco
4.111	Promissory Note, dated as of December 6, 2015, issued to Diana Liu
4.112	Promissory Note, dated as of December 10, 2015, issued to Diana Liu
4.113	Promissory Note, dated as of December 14, 2015, issued to Diana Liu

Exhibit No.	Description
4.114	Promissory Note, dated as of December 17, 2015, issued to Amy Lau
4.115	Promissory Note, dated as of December 17, 2015, issued to Diana Liu
4.116	Promissory Note, dated as of February 1, 2016, issued to Diana Liu
4.117	Promissory Note, dated as of February 15, 2016, issued to Diana Liu
4.118	Promissory Note, dated as of March 1, 2016, issued to Diana Liu
4.119	Promissory Note, dated as of March 1, 2016, issued to Diana Liu
4.120	Promissory Note, dated as of March 14, 2016, issued to Diana Liu
4.121	Promissory Note, dated as of April 1, 2016, issued to Diana Liu
4.122	Promissory Note, dated as of April 6, 2016, issued to Diana Liu
4.123	Promissory Note, dated as of April 18, 2016, issued to Diana Liu
4.124	Promissory Note, dated as of April 26, 2016, issued to Diana Liu
4.125	Stock Option Agreement, dated as of January 18, 2016 between the Registrant and Amy Lau
4.126	Stock Option Agreement, dated as of January 18, 2016 between the Registrant and Vito Elia
4.127	Promissory Note, dated as of March 31, 2016, issued to Diana Liu
8.1	List of Subsidiaries(8)
11.1	Code of Ethics(1)
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Letter from Marcum Bernstein & Pinchuk LLP, dated March 20, 2014 (9)

*	Previously Filed

(1)	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-171777).

(2)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2013.

(3)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2012.

(4)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on May 24, 2013.

(5)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on June 27, 2013.

(6)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on July 16, 2013.

(7)	Incorporated by reference to Amendment No. 1 the Schedule TO/A of the registrant, filed on September 6, 2013.

(8)	Incorporated by reference to the Shell Company Report on Form 20-F of the registrant, filed on September 30, 2013.

(9)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on March 20, 2014.

(10)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on December 23, 2014.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.
Date: May 2, 2016
	By:	/s/ William Tsu-Cheng Yu
William Tsu-Cheng Yu
Interim Chief Executive Officer and Chairman
(Principal Executive Officer)

Date: May 2, 2016
	By:	/s/ Amy Lau
Amy Lau
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders

of Prime Acquisition Corp.

We have audited the accompanying consolidated statements of financial position of Prime Acquisition Corp. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prime Acquisition Corp., as of December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

May 2, 2016

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

Prime Acquisition Corp.
Consolidated statements of income/(loss) and comprehensive income/(loss)
For the years ended December 31,

	Notes	2015	2014*	2013*

Continuing operations
Rental income		$2,829,417	$3,869,880	$920,656
Other revenues		206,781	131,055	70,338
Total Revenues		3,036,198	4,000,935	990,994

Depreciation and bad debt provision	6	(13,458)	(107,400)	(59,295)
Impairment of goodwill	10	–	–	(6,914,458)
Other expenses	7	(3,243,849)	(2,618,210)	(4,321,056)
Total operating expenses		(3,257,307)	(2,725,610)	(11,294,809)
Operating profit/(loss)		(221,109)	1,275,325	(10,303,815)

Finance income	8	34,890	75,880	–
Finance costs	8	(4,172,915)	(1,843,414)	(708,575)
Loss on revaluation of derivatives related to convertible promissory notes		(539,716)	–	–
Loss on disposal of property & equipment		(133,782)	–	–
Loss on sale of subsidiary	13	(32,340)	–	–
Contingent consideration in connection with business combination	9	–	5,157,951	(5,157,951)
Interest earned from investment held in trust		–	–	3,868
Realized loss on sale of real estate investment		(240,206)	–	–
Less: previously recognized unrealized loss on real estate investment		40,478	–	–
Net fair value (loss)/gain on revaluation of investment property		(2,321,283)	425,504	–
Profit/(loss) before tax		(7,585,983)	5,091,246	(16,166,473)

Tax benefit/(expense), current	11	41,769	(208,603)	–
Deferred tax benefit/(expense)	11,12	287,665	(651,039)	15,538
Profit/(loss) for the year from continuing operations		$(7,256,549)	$4,231,604	$(16,150,935)

Profit/(loss) from discontinued operations
Net profit/(loss) from discontinued operations	13	(305,137)	(812,285)	265,457
Profit/(loss) for the year		$(7,561,686)	$3,419,319	$(15,885,478)

Other comprehensive income, net of income tax
Foreign currency translation reserve		(449,358)	(999,519)	131,878
Total comprehensive income/(loss) for the year		$(8,011,044)	$2,419,800	$(15,753,600)

Earnings/(loss) per share
From continuing and discontinued operations
Weighted average number of ordinary shares outstanding - basic		2,299,462	3,098,017	3,037,806
Basic earnings/(loss) per share		$(3.29)	$1.11	$(5.23)
Weighted average number of ordinary shares outstanding - diluted		2,299,462	3,452,271	3,037,806
Diluted earnings/(loss) per share		$(3.29)	$1.04	$(5.23)

From continuing operations
Weighted average number of ordinary shares outstanding - basic		2,299,462	3,098,017	3,037,806
Basic earnings/(loss) per share		$(3.16)	$1.37	$(5.32)
Weighted average number of ordinary shares outstanding - diluted		2,299,462	3,452,271	3,037,806
Diluted earnings/(loss) per share		$(3.16)	$1.28	$(5.32)

*Restated for discontinued operations (see note 13 — Discontinued Operations)

The accompanying notes are an integral part of these consolidated financial statements

Prime Acquisition Corp.
Consolidated statements of financial position
As at December 31,

	Notes	2015	2014	2013

ASSETS

Non-current assets
Property and equipment, net	17	$13,564	$156,944	$265,757
Investment properties	18	37,407,083	47,629,537	72,877,131
Total non-currents assets		37,420,647	47,786,481	73,142,888

Current assets
Prepaid expenses and other current assets	19	155,256	173,695	512,269
Trade and other receivables, net	20	842,879	1,005,261	4,757,018
Cash and cash equivalents	21	134,574	165,091	133,414
Total current assets		1,132,709	1,344,047	5,402,701
TOTAL ASSETS		$38,553,356	$49,130,528	$78,545,589

EQUITY AND LIABILITIES

(Deficit)/Equity
Ordinary shares, $.001 par value (Authorized 50,000,000 shares; 2,040,451, 2,428,532 and 3,179,721 shares issued; 1,954,651, 2,428,532 and 3,179,721 shares outstanding at December 31, 2015, 2014 and 2013 respectively; with 85,800 shares as treasury shares at December 31, 2015)	22	$2,040	$2,429	$3,180
Share premium	22	18,289,096	16,722,007	19,958,593
Less: cost of 85,800 treasury shares		(343,113)	–	–
Retained deficit		(21,641,840)	(14,080,154)	(17,499,473)
Foreign currency translation reserve		(1,316,999)	(867,641)	131,878
Total (deficit)/equity		(5,010,816)	1,776,641	2,594,178

Liabilities
Non-current liabilities
Loans and borrowings, less current portion	23,24	21,720,779	9,121,409	45,428,789
Deferred tax liabilities	12	2,764,734	3,738,082	5,399,745
Corporate tax liabilities, less current portion		714,771	419,388	550,792
Tenant security deposits		820,367	896,289	1,273,452
Total non-current liabilities		26,020,651	14,175,168	52,652,778

Current liabilities
Notes payable to stockholders, net of unamortized discount of $1,363,000	25	1,328,263	1,677,538	420,000
Due to related party	25	1,089,549	379,330	426,959
Loans and borrowings	23,24,26	5,087,208	23,146,771	5,503,242
Trade and other payables	27	5,372,684	5,311,130	8,699,717
Accrued expenses and other deferred income	28	358,634	437,203	546,010
Corporate tax liabilities		1,403,005	1,825,671	910,364
Derivative financial liabilities	29	2,733,836	221,191	1,141,314
Contingent consideration in connection with business combination	9	–	–	5,157,951
Provisions	30	170,342	179,885	493,076
Total current liabilities		17,543,521	33,178,719	23,298,633
Total liabilities		43,564,172	47,353,887	75,951,411

TOTAL EQUITY AND LIABILITIES		$38,553,356	$49,130,528	$78,545,589

The accompanying notes are an integral part of these consolidated financial statements

Prime Acquisition Corp.

Consolidated statements of changes in (deficit)/equity

For the period from January 1, 2013 to December 31, 2015

	Ordinary Shares		Treasury shares		Share	Retained	Foreign Currency Translation	Total (Deficit)/
	Shares	Amount	Shares	Amount	Premium	Deficit	Reserve	Equity
Balance at January 1, 2013	4,894,983	$1,863	–	$–	$5,890,921	$(1,613,995)	$–	$4,278,789
IPO shares redeemed in connection with tender offer	(3,008,955)	–	–	–	–	–	–	–
Shares issued for non-employee services rendered	30,000	30	–	–	299,970	–	–	300,000
IPO shares redeemed in connection with tender offer	(1)	–	–	–	–	–	–	–
Proceeds from 23,013 IPO shares not redeemed in connection with final tender offer	–	23	–	–	230,577	–	–	230,600
Ordinary shares issued in connection with the business combination	1,719,317	1,719	–	–	18,841,995	–	–	18,843,714
Exercise of put option	(508,123)	(508)	–	–	(5,643,744)	–	–	(5,644,252)
Beneficial conversion feature on convertible promissory notes	–	–	–	–	184,584	–	–	184,584
Foreign currency translation reserve	–	–	–	–	–	–	131,878	131,878
Non-employee stock options exercised	52,500	53	–	–	(53)	–	–	–
Non-employee stock based compensation	–	–	–	–	154,343	–	–	154,343
Loss for the year	–	–	–	–	–	(15,885,478)	–	(15,885,478)

Balance at December 31, 2013	3,179,721	3,180	–	–	19,958,593	(17,499,473)	131,878	2,594,178
Non-employee stock based compensation	–	–	–	–	5,044	–	–	5,044
Forfeiture of founders shares	(253,881)	(253)	–	–	253	–	–	–
Derecognition of subsidiary	(497,308)	(498)	–	–	(3,243,040)	–	–	(3,243,538)
Beneficial conversion feature on convertible promissory notes	–	–	–	–	1,157	–	–	1,157
Profit for the year	–	–	–	–	–	3,419,319	–	3,419,319
Foreign currency translation reserve	–	–	–	–	–	–	(999,519)	(999,519)

Balance at December 31, 2014	2,428,532	$2,429	–	–	$16,722,007	$(14,080,154)	$(867,641)	$1,776,641
Non-employee stock based compensation	–	–	–	–	260,819	–	–	260,819
Forfeiture of founders shares	(253,881)	(255)	–	–	255	–	–	–
Sale of subsidiary	(220,000)	(134)	85,800	(343,113)	(536,666)	–	–	(879,913)
Beneficial conversion feature on convertible promissory notes	–	–	–	–	1,842,681	–	–	1,842,681
Loss for the year	–	–	–	–	–	(7,561,686)	–	(7,561,686)
Foreign currency translation reserve	–	–	–	–	–	–	(449,358)	(449,358)

Balance at December 31, 2015	1,954,651	$2,040	85,800	$(343,113)	$18,289,096	$(21,641,840)	$(1,316,999)	$(5,010,816)

The accompanying notes are an integral part of these consolidated financial statements

Prime Acquisition Corp.

Consolidated statements of cash flows

For the years ended December 31,

	2015	2014	2013
Cash flows from operating activities
Profit/(loss) for the year	$(7,561,686)	$3,419,319	$(15,885,478)
Adjustments to profit/(loss) for non-cash items
Shared-based payments	260,819	5,044	454,343
Derivatives fair value adjustment	506,158	(75,622)	(50,649)
Net fair value loss/(gain) on revaluation of investment property	2,321,283	(332,425)	–
Loss on disposal of property and equipment	134,448	16,080	–
Goodwill impairment	–	–	6,914,458
Depreciation	3,644	75,245	18,119
Provision for bad debt	9,814	32,155	41,176
Provision/(release of provision) relating to litigation	–	(300,000)	300,000
Other provisions	26,032	11,342	–
Loss on sale of subsidiary	32,340	–	–
Loss on sale of real estate investment	199,728	–	–
Loss on foreign currency exchange on discontinued operation	248,359	426,410	–
Contingent consideration in connection with business combination	–	(5,157,951)	5,157,951
Revenues normalization	90,994	148,926	–
Deferred tax liabilities	(287,665)	562,730	(44,719)
Finance costs	4,172,915	1,891,493	601,039
	157,183	722,746	(2,493,760)
Working capital adjustments
(Increase)/decrease in prepaid expenses and other current assets	(6,550)	298,617	420,424
(Increase)/decrease in trade and other receivables	(397,465)	388,658	(3,569,837)
(Decrease)/increase in trade and other payables	325,182	98,874	5,001,811
(Decrease)/increase in accrued expenses and other deferred income	–	–	546,010
Increase/(decrease) in tenant security deposits	16,421	232,061	(69,623)
Increase/(decrease) in corporate tax liabilities	391,492	821,296	(18,692)
Cash generated from/(used in) operations	486,263	2,562,252	(183,667)
Corporate taxes paid	(284,241)	(140,114)	–
Finance costs paid	(959,851)	(1,363,673)	(400,540)
Net cash (used in)/ generated by operating activities	(757,829)	1,058,465	(584,207)

Cash flows from investing activities
Transfer from trust to operating account	–	–	36,624,800
Interest received on trust account	–	–	(3,867)
Cash acquired on acquisition/(given on disposition)	(110)	(17,361)	181,461
Proceeds from sale of real estate investment	217,180	–	–
Acquisition of property and equipment	(7,706)	(6,401)	(4,820)
Net cash generated by/(used in) investing activities	209,364	(23,762)	36,797,574

Cash flows from financing activities
Advances from/(payment to) related party	710,219	(47,629)	151,188
Payment to underwriters	–	–	(240,000)
Proceeds from notes payable to stockholders	845,000	1,257,537	360,000
Proceeds from line of credit, net	85,961	33,520	565,359
Repayment on finance leases and loans	(1,136,863)	(2,308,190)	(1,128,680)
Redemption of ordinary shares	–	–	(30,149,729)
Payment of put option	–	–	(5,644,252)
Net cash used in financing activities	(504,317)	(1,064,762)	(36,086,114)

Effect of exchange rates on cash and cash equivalents	13,631	61,736	(1,250)

Net (decrease)/increase in cash and cash equivalents	(30,517)	31,677	126,003

Cash and cash equivalents at beginning of year	165,091	133,414	7,411
Cash and cash equivalents at end of year	$134,574	$165,091	$133,414

2015 Non cash transactions

On July 7, 2015, the Company returned of one of the Subsidiaries (SIM S.r.l.) acquired through the closing of the SIM Purchase Agreement to the original seller in exchange for the return of 220,000 of the Company’s shares. No additional cash was exchanged in addition to the Company’s share returned (see note 13 — Discontinued Operations).

During 2015, the convertible promissory notes issued to one of the directors in 2014 reached maturity. The Company was not in a position to repay the notes or the accrued interest. As a result, the Company issued new unsecured convertible promissory notes to the director (see note 25 — Related Party Transactions and Balances). The beneficial convertible feature of these notes for the year ended December 31, 2015 amounted to $1,842,681.

2014 Non cash transactions

In 2014, the Group has reached various offsetting agreements with one of the former owners of the investment properties (and a current shareholder of the Group) on offsetting certain receivables and payables of $3,470,482 in total (see note 20 — Trade and Other Receivables).

On December 18, 2014, the Company returned one of the subsidiaries (Seba S.r.l.) acquired through the closing of the Seba Purchase Agreement to the original seller in exchange for the return of 497,308 of the Company’s shares. No additional cash was exchanged in addition to the Company’s share returned (see note 13 — Discontinued Operations).

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

The accompanying notes are an integral part of these consolidated financial statements

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Corporate Information and Plan of Business Operations

The consolidated financial statements of Prime Acquisition Corp. and its wholly-owned subsidiaries (collectively, the “Group”) for the year ended December 31, 2015 were authorized for issue in accordance with a resolution of the directors on April 30, 2016. Prime Acquisition Corp. (the “Company”) is a Cayman Islands exempted company initially organized as a blank check company for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business in 2010. The registered office is located at No 322, Zhongshan East Road, Shijiazhuang, Hebei Province 05001, China.

The Group is principally engaged in the management of investment property (see note 18 — Investment Properties). On September 30, 2013, the Company consummated a business combination (the “Business Combination”), through Prime BHN Luxembourg S.a.r.l (a Luxembourg company and wholly-owned subsidiary of the Company, “LuxCo”), by acquiring 100% of Seba S.r.l. (“Seba”), Nova S.r.l. (“Nova”), Delfin S.r.l. (“Delfin”), SIM S.r.l. (“SIM”), Dieci Real Estate S.r.l. (“Dieci”), Ellegi S.r.l. (“Ellegi”), G.S.I. S.r.l. (“GSI”), Magfin S.r.l. (“Magfin”), all are Italian limited liability companies (collectively the “Subsidiaries”) for an aggregate of 1,719,317 ordinary shares. The fair value of the shares is the closing market price of the Company at the acquisition date, at $10.96 per share. The fair value of the consideration given was therefore $18,843,714. As a result of this Business Combination, eleven properties were acquired. All of the properties in the portfolio are commercial real estate assets located in Italy. The existing strategic management function and associated processes were acquired with the property and, as such, the Company’s management considers this transaction the acquisition of a business, rather than an asset acquisition. Immediately following consummation of the Business Combination, the Company had a total of 3,635,344 ordinary shares outstanding.

On December 18, 2014, the Company entered into a Stock Purchase Agreement (the “Seba Purchase Agreement”) with LuxCo, Seba, at the time LuxCo’s wholly owned subsidiary, Francesco Rotondi and Luca Failla (the former owners of Seba prior to the Business Combination). Pursuant to the Seba Purchase Agreement, on December 18, 2014, Messrs. Rotondi and Failla acquired all of the outstanding equity interests in Seba in exchange for the return of 497,308 of the Company’s shares (the “Seba Consideration Shares”, the Seba Purchase Agreement event “Unwinding”). Seba’s sole asset consists of four floors of Corso Europa 22, an office building in central Milan. As a result, immediately following the closing of this Seba Purchase Agreement, the Company had a total of 2,682,413 ordinary shares outstanding and the Company’s portfolio comprised of eleven properties (see note 18 — Investment Properties).

Additionally in connection with the Seba Purchase Agreement:

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

On June 26, 2015, the Company entered into a Stock Purchase Agreement (the “SIM Purchase Agreement”) with Prime Luxembourg S.a.r.l., the Company’s wholly-owned subsidiary (“LuxCo”), GSI S.r.l, LuxCo’s wholly-owned subsidiary (“GSI”), SIM S.r.l., at the time owned by LuxCo and GSI (“SIM”), Bell Real Estate S.r.l. (“Bell”), Cesare Lanati and Stefano Lanati (Bell, Cesare Lanati and Stefano Lanati are collectively referred to as the “SIM Buyers”). On July 7, 2015, the SIM Buyers acquired all of the outstanding equity interests in SIM in exchange for the return of 220,000 of the Company’s shares (the “SIM Consideration Shares”). 134,200 shares (61%) were returned to the Company for immediate cancellation, 85,800 shares (39%) were returned to GSI and remained as the Company’s treasury shares. SIM’s sole asset consists of the property located at Via Newton 9, Milan, Italy. As a result, immediately following the closing of this SIM Purchase Agreement, the Company had a total of 2,294,332 ordinary shares outstanding and the Company’s portfolio comprised of ten properties (see note 18 — Investment Properties). In addition, in connection with the transactions contemplated by the SIM Purchase Agreement, the Company extinguished certain trade liabilities associated with its portfolio of properties and the SIM Buyers.

During 2015, the Company has established a new subsidiary in Italy, Imperatrice S.r.l. (“Imperatrice”), through LuxCo. The Company owns 100% of Imperatrice. This new subsidiary was established for the potential future acquisitions of real estate investment properties in Italy.

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. The Group has incurred recurring operating losses, negative cash flows from operations, and has a working capital deficiency as of December 31, 2015. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

The real estate portfolio of ten properties in Italy does not currently generate positive cash flows. Management believes that when the market conditions are more favorable, some of these properties may be liquidated to generate cash. However, real estate transactions in the greater Milan area have been relatively few when compared to the pre-financial crisis period. An actual transaction may take longer than viable for the Group’s current needs.

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

The funding of the Group has been primarily by the Company entering into interest bearing unsecured convertible promissory notes with one of the directors (see note 25 — Related Party Transactions and Balances). However, if additional financing from a different source is not obtained, the Group may not be able to execute its business plan and may need to curtail certain of its operations.

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

The consolidated financial statements comprise the financial statements of the Company and its wholly-owned subsidiaries as at December 31, 2015, 2014 and 2013.

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

On December 18, 2014, the Company ceased control of Seba through the closing of the Seba Purchase Agreement in exchange for the return of 497,308 of the Company’s shares. Seba’s operating result from October 1, 2013 to December 18, 2014 is reported as discontinued operations on the Group’s consolidated statements of income/(loss) and comprehensive income/(loss) for the years ended December 31, 2014 and 2013.

On July 7, 2015, the Company ceased control of SIM through the closing of the SIM Purchase Agreement in exchange for the return of 220,000 of the Company’s shares. SIM’s operating result from October 1, 2013 to July 7, 2015 is reported as discontinued operations on the Group’s consolidated statements of income/(loss) and comprehensive income/(loss) for the years ended December 31, 2015, 2014 and 2013.

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

(f)	Income Taxes

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

(g)	Deferred Taxation

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

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

•	The same taxable group company; or

•	Different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

(h)	Property and equipment

Items of property and equipment are initially recognized at cost. Depreciation is provided on all items of property and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following rates:

Plant and machinery – 7.5% per annum straight line

Fixture and fittings – 15.0% per annum straight line

Office and office related equipment – 20% per annum straight line

(i)	Share-Based Payment

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

(j)	Earnings/(loss) per Share

Basic earnings/(loss) per share is computed by dividing net profit/(loss) by the weighted-average number of ordinary shares outstanding at the end of the year.

Warrants and options are excluded from the computation of fully diluted loss per share if their effect is anti-dilutive.

(k)	Provisions

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

(l)	Geographical Risk

The Subsidiaries’ operation is located in Italy. Therefore, it is subject to local government regulations and to the uncertainties of the economic and political conditions of this area.

The overall performance is affected by the increase or decrease of the gross Italian national product. During 2012 and 2013, there was a general slowdown of the economic trend in Europe and especially in Italy. This general slowdown has continued during 2014 and 2015.

(m)	Foreign currencies

The financial statements of the Subsidiaries were translated from Euro to U.S. Dollars pursuant to the provisions of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, as follows:

•	Assets and liabilities were translated using the exchange rate at the balance sheet date
•	Amounts in the statement of operations were translated at an appropriate weighted average rate for the period presented
•	The subsidiaries equity accounts were translated using historical exchange rates
•	The translation adjustments resulting from translating the foreign entity’s financial statements are reported separately in Translation Reserve as a separate component of stockholders’ equity

(n)	Business Combination and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is the aggregate of the consideration transferred measured at the acquisition date fair value. Acquisition-related costs are expensed as incurred and included in other expenses.

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

(o)	Operating lease contracts – the Group as lessor

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

(p)	Leases – Group as lessee

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

(q)	Derivative financial instruments – Initial recognition and subsequent measurement

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

In addition, the Group issued convertible promissory notes to certain directors to provide for temporary liquidity. These convertible promissory notes are classified as convertible notes with an embedded derivative liability in accordance to IAS 32 – Financial Instruments: Recognition and Measurement. The embedded derivative liability is calculated first and the residual value is assigned to the debt host liability component. A host loan is accounted for at amortized cost, with an embedded derivative liability being measured at fair value with changes in value being recognized in the consolidated statements of income/(loss) and comprehensive income/(loss).

(r)	Share Capital

Ordinary shares are classified as equity.

(s)	New standards and interpretations not yet adopted

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

IFRS 16 Leases

IFRS 16 specifies how an IFRS reporter will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after 1 January 2019. The effect of this to the Group’s consolidated financial statements is undetermined at this time.

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

The business combination was accounted for as a forward acquisition under the acquisition method and management has concluded that the Company is the accounting acquirer because the Company has effective control of the entities acquired after the business combination by retaining both management control and majority shareholder control. No management of the Subsidiaries became part of the Company or BHN’s management team or board of directors following the business combination. The Subsidiaries’ results of operations were consolidated with the Company’s results of operations beginning on the date of the Business Combination.

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

On December 18, 2014, the Company ceased control of one of the Subsidiaries acquired from this Business Combination (see note 13 — Discontinued Operations) through the closing of the Seba Purchase Agreement in exchange for the return of 497,308 of the Company’s shares.

On July 7, 2015, the Company further ceased control of one of the Subsidiaries acquired from this Business Combination (see note 13 — Discontinued Operations) through the closing of the SIM Purchase Agreement in exchange for the return of 220,000 of the Company’s shares.

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

Note 6 — Depreciation and Bad Debt Provision

Details of depreciation and bad debt provision are as follows:

	2015	2014	2013
Depreciation of property and equipment	$3,644	$75,245	$18,119
Bad debt provision	9,814	32,155	41,176
Total depreciation and bad debt provision	$13,458	$107,400	$59,295

Note 7 — Other Expenses

Details of other expenses is shown in the table below:

	2015	2014*	2013*
Rental costs	$7,625	$177,271	$35,382
Staff costs	201,423	250,881	35,136
Sundry operating expenses	312,426	9,458	105,765
Taxation on buildings	208,361	275,471	84,582
Administrative and other expenses	859,431	260,138	310,759
Maintenance expenses	312,285	299,942	171,845
Insurance costs	123,183	127,047	55,308
Provision related to legal dispute	–	(300,000)	300,000
Legal expenses	368,814	517,265	1,438,367
Professional fees	489,276	864,255	1,263,002
Bank fees	23,537	50,100	10,842
Licenses, registration & fees	5,821	11,596	25,090
Put option fees	–	–	160,500
Rent expense	–	–	67,500
Stock option expense	260,819	5,044	154,343
Travel expense	70,848	69,742	102,635
Total other expenses	$3,243,849	$2,618,210	$4,321,056

*Restated for discontinued operations (see note 13 — Discontinued Operations)

Note 8 — Finance Income and Costs

The details of finance income and costs on the statements of income/(loss) and comprehensive income/(loss) is as follow:

Finance income	2015	2014	2013
Finance income from variation of fair value on interest rate swap agreements	33,558	75,622	–
Other finance income	1,332	258	–
Total finance income	$34,890	$75,880	$–

Finance costs	2015	2014*	2013*
Finance cost on note payable to underwriters and other debt	$2,913,809	$237,719	$200,500
Interest expense of bank loans, revolving line of credit and finance leases	1,259,106	1,605,695	508,075
Total finance costs	$4,172,915	$1,843,414	$708,575

*Restated for discontinued operations (see note 13 — Discontinued Operations)

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

In addition, each of the TVAs granted the sellers a call option on the equity interest in the Business Combination in the event that such sellers are unable to sell a sufficient number of shares to reach certain dollar targets in certain periods set forth in the TVAs. Notwithstanding the foregoing and provided there was any effective registration statement covering such shares, if the total value of shares traded in the public market equaled the dollar target for a given period, then the call option could not be exercised for such period. In order to exercise the call option, a seller must deliver to the Company all of the proceeds received from the sale of shares issued pursuant to the applicable purchase agreement and TVA, together with any such shares that had not been sold by the seller, but less certain franchise tax payments made by the sellers. The Management deemed that there was no accounting implication on the call option granted.

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

Note 11 – Income Taxes

The income taxes relating to continuing operations for the years ended December 31 are as follow:

	2015	2014	2013
Current tax
In respect of the current year	$183,005	$208,603	$–
In respect of the prior year	(12,685)	–	–
Others fiscal unit **	(212,089)	–	–
	(41,769)	208,603	–

Deferred tax (see note 12 — Deferred Taxes)
In respect of the current year	(287,665)	654,579	44,200
Deferred tax related to Seba (see note 13 — Discontinued Operations)	–	–	(51,384)
Deferred tax related to SIM (see note 13 — Discontinued Operations)	–	(3,540)	(8,354)
	(287,665)	651,039	(15,538)
Total income tax expense/(benefit) recognized in the current year relating to continuing operations	$(329,434)	$859,642	$(15,538)

The income tax expense for the years ended December 31 can be reconciled to the accounting profit as follows:

	2015	2014	2013
Profit/(loss) before tax from continuing operations	$(7,585,983)	$5,091,246	$(16,166,473)

Income tax expense calculated at 31.4% (2014: 31.4%)	$(2,381,999)	$1,573,255	$–
Effect of (income)/expenses that are exempt from taxation	965,868	(1,873,555)	–
Effect of expenses that are not deductible in determining taxable profit	442,287	489,814	–
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	904,088	702,544	–
Effect of previously unrecognized and unused tax losses and deductible temporary differences now recognised as deferred tax assets	(34,904)	(36,121)	–
Effect of new tax rule in fiscal unit **	(212,089)	–	–
Effect of prior year taxes	(12,685)	–	–
Others	–	3,705	(15,538)
Income tax expense recognized in profit or loss relating to continuing operations (current & deferred)	$(329,434)	$859,642	$(15,538)

The tax rate used for the 2015, 2014 and 2013 reconciliations above is the tax rate of 31.4% on taxable profits in Italy. This tax rate consists of both IRES (an Italian corporate income tax) and IRAP (an Italian regional production tax).

** During 2016, the Italian fiscal authority issued a new tax rule for the fiscal year ended December 31, 2015 allowing utilization of fiscal unit structure in tax reporting to offset and utilize operating loss amongst subsidiaries with common ownership, resulting in tax benefits to the Group.

Note 12 — Deferred Taxes

The amount of unused tax losses for which no deferred tax assets are recognized in the consolidated statements of financial position as at December 31, 2015 and 2014 was $935,866 and $547,046 respectively with no expiration date limitation.

Deferred tax is calculated in full on temporary differences using a tax rate of 27.5%, if the temporary difference is subject only to IRES (an Italian corporate income tax) rules, or 31.4% if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax) rules.

The movement on the deferred tax account is as shown below:

	2015	2014	2013
At January 1	$(3,738,082)	$(5,399,745)	$–
At September 30			(5,355,545)

Recognized directly in equity
Unwinding of Seba (see note 13 — Discontinued Operations)	–	1,757,921	–
Sale of SIM (see note 13 — Discontinued Operations)	315,325	–	–
Currency exchange difference	370,358	558,321	–

Recognized in profit and loss
Tax expense	287,665	(654,579)	(44,200)
At December 31	$(2,764,734)	$(3,738,082)	$(5,399,745)

Details of the deferred tax liability and amounts recognized in net income/(loss) are as follows:

	2015	2015	2015	2015
	Asset	Liabilities	(Charged) / Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of intangibles	$611,712	$–	$611,712	$49,105
Writing off of tangibles	–	(120,387)	(120,387)	53,121
Accounting of lease contracts according to IAS 17	–	(1,606,270)	(1,606,270)	253,125
Accounting of investment properties according to fair value	–	(1,436,973)	(1,436,973)	(932,559)
Mark to market on derivative instruments	52,013	–	52,013	10,537
Loss on investments (internal restructuring)	–	(268,103)	(268,103)	273,955
Other temporary differences
Bad debt provision	3,061	–	3,061	5,538
Others	213	–	213	(487)
Total	$666,999	$(3,431,733)	$(2,764,734)	$(287,665)

	2014	2014	2014	2014*
	Asset	Liability	(Charged) / Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of intangibles	$754,518	$–	$754,518	$153,276
Writing off of leasing agreements entry fee	190	–	190	(133)
Writing off of tangibles	–	(67,457)	(67,457)	71,421
Accounting of lease contracts according to IAS 17	–	(1,950,996)	(1,950,996)	230,906
Accounting of investment properties according to fair value	–	(2,553,242)	(2,553,242)	104,383
Mark to market on derivative instruments	69,454	–	69,454	23,747
Other temporary differences
Bad debt provision	9,451	–	9,451	–
Others	–	–	–	70,979
Total	$833,613	$(4,571,695)	$(3,738,082)	$654,579

	2013	2013	2013	2013*
	Asset	Liability	(Charged) / Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of intangibles	$1,092,908	$–	$1,092,908	$22,874
Writing off of leasing agreements entry fee	310,706	–	310,706	1,799
Writing off of tangibles	–	(2,950)	(2,950)	19,287
Accounting of lease contracts according to IAS 17	–	(2,270,344)	(2,270,344)	69,699
Accounting of investment properties according to Fair Value	–	(4,908,756)	(4,908,756)	(119,316)
Mark to market on derivative instruments	358,373	–	358,373	(3,561)
Elimination property revaluation	–	(125,492)	(125,492)	–
Normalization income	61,766	–	61,766	(15,442)
Other temporary differences
Bad debt provision	–	(38,499)	(38,499)	–
Provision for risk	49,260	–	49,260	–
Others	73,283	–	73,283	9,122
Total	$1,946,296	$(7,346,041)	$(5,399,745)	$(15,538)

*Restated for discontinued operations (see note 13 — Discontinued Operations)

Note 13 — Discontinued Operations

Seba Unwinding

On December 18, 2014, the Company ceased control of Seba through the closing of the Seba Purchase Agreement in exchange for the return of 497,308 of the Company’s shares. Seba’s operating result from January 1, 2014 to December 18, 2014 and from September 30, 2013 to December 31, 2013 is reported as discontinued operations on the Group’s consolidated statements of income/(loss) and comprehensive income/(loss) for the years ended December 31, 2014, and December 31, 2013.

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

The net cash flows of Seba are as follows:

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

As at December 18, 2014
Investment properties	$16,924,707
Other current assets	354,431
Total Assets	$17,279,138

Stockholders' equity	$3,243,538
Loans & borrowings	12,195,383
Other Liabilities	1,840,217
Total equity and liabilities	$17,279,138

SIM Sale

On July 7, 2015, the Company further ceased control of SIM through the closing of the SIM Purchase Agreement in exchange for the return of 220,000 of the Company’s shares. Total consideration received for the sale was $879,914. The net carrying value of SIM on July 7, 2015 was $912,254. As a result, the Group has recognized a loss of $32,340 on the sale of SIM. SIM’s operating result from January 1, 2015 to July 7, 2015, January 1, 2014 to December 31, 2014 and from September 30, 2013 to December 31, 2013 is reported as discontinued operations on the Group’s consolidated statements of income/(loss) and comprehensive income/(loss) for the years ended December 31, 2015, 2014, and 2013.

The results of SIM for the years ended December 31 assets are presented below:

	2015	2014	2013
Rental income	$65,110	$250,629	$86,359
Other revenues	9,021	16,568	7,098
Expenses	(96,857)	(206,920)	(46,483)
Operating income	(22,726)	60,277	46,974
Finance costs	(18,564)	(141,158)	(3,970)
Profit/(loss) before tax from discontinued operations	(41,290)	(80,881)	43,004
Deferred tax credit/(expense)	(15,488)	(3,540)	(8,354)
Net loss from discontinued operations	(56,778)	(84,421)	34,650
Loss on foreign currency exchange on discontinued operation	(248,359)	–	–
Profit/(loss) for the year from discontinued operations	$(305,137)	$(84,421)	$34,650

Earnings/(loss) per share:	2015	2014	2013
Basic, profit/(loss) for the year from discontinued operations	$(0.13)	$(0.03)	$0.01
Diluted, profit/(loss) for the year from discontinued operations	$(0.13)	$(0.03)	$0.01

The net cash flows of SIM are as follows:

	2015	2014	2013
Operating	$377,117	$238,792	$(13,509)
Investing	(1,339)	(1,488)	244
Financing	(389,425)	(223,100)	(15,082)
Net cash inflow/(outflow)	$(13,647)	$14,204	$(28,347)

The following is a condensed statement of financial position for SIM as at July 7, 2015 (date of disposition):

As at July 7, 2015
Investment properties	$2,672,288
Other current assets	(255,710)
Total assets	$2,416,578

Stockholder's equity	$912,255
Loans & borrowings	1,382,295
Other Liabilities	122,028
Total equity and liabilities	$2,416,578

Note 14 – Financial Instruments – Risk Management

The Group, through its subsidiaries, is exposed to the following financial risks through its operations:

•	Risks related to the general economic trend

•	Risks related to fund requirements

•	Other financial risks

•	Credit risks

•	Liquidity risk

•	Interest rate risk

•	Risk relevant to the environment

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

i. Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables

•	Cash and cash equivalents

•	Trade and other payables

•	Revolving line of credit

•	Floating-rate bank loans and lease agreements

•	Interest rate swaps

•	Notes payable

A summary of the financial instruments held by category is provided below:

Financial assets

	December 31, 2015	December 31, 2014	December 31, 2013
	Cash, loans and receivables	Cash, loans and receivables	Cash, loans and receivables
Cash and cash equivalents	$134,574	$165,091	$133,414
Trade and other receivables	842,879	1,005,261	4,757,018
Total financial assets	$977,453	$1,170,352	$4,890,432

Financial liabilities

	December 31, 2015		December 31, 2014		December 31, 2013
	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost
Trade and other payables	$–	$5,372,684	$–	$5,311,130	$–	$8,699,717
Loans and borrowings and notes payable	–	28,136,250	–	33,945,717	–	51,352,031
Derivatives financial liabilities	2,733,836	$–	221,191	$–	1,141,314	–
Total financial liabilities	$2,733,836	$33,508,934	$221,191	$39,256,847	$1,141,314	$60,051,748

Financial instruments measured at fair value

	Fair value measurements at December 31, 2015 using
	Level 1	Level 2	Level 3
Financial liabilities
Derivative financial liabilities – convertible promissory notes	–	2,568,188	–
Derivative financial liabilities – interest rate swap agreement	–	165,648	–
Total financial liabilities	$–	$2,733,836	$–

	Fair value measurements at December 31, 2014 using
	Level 1	Level 2	Level 3
Financial liabilities
Derivative financial liabilities – interest rate swap agreements	$–	$221,191	$–

	Fair value measurements at December 31, 2013 using
	Level 1	Level 2	Level 3
Financial liabilities
Derivative financial liabilities – interest rate swap agreements	$–	$1,141,314	$–

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

Risk related to the general economic trend

The Group performance is affected by the increase or decrease of the gross Italian national product. During 2012 and 2013, there was a general slowdown of the economic trend in Europe and especially in Italy. This has continued during 2014 and 2015.

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

The Group’s cash is held with the following institutions:

Description	Rating	December 31, 2015	December 31, 2014	December 31, 2013

Cassa Rurale e Artigiana di Binasco Credito Coorperativo	N/A	$87,046	$48,798	$2,280
First Republic Bank	A-	22,989	20,890	–
Banca Popolare di Vicenza	B-	10,244	70,848	8,405
Banca Cassa di Risparmio di Asti	N/A	6,527	7,212	912
ING Luxembourg	A	2,831	6,113	17,981
Banca Popolare Commercio e Industria	C+	1,781	1,252	30,840
Bank of China	A	1,406	9,215	–
Banca Intensa Sanpaolo	BBB+	1,200	–	–
M&T Bank	A	427	427	41,645
Banca Popolare di Sondrio	BBB	–	231	10,941
Unicredit	BBB+	–	–	19,769
Total cash at bank		$134,451	$164,986	$132,773

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

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

At December 31, 2015	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$5,372,684	$–	$–	$5,372,684
Loans and borrowings	5,087,208	4,034,053	17,686,726	26,807,987
Derivative financial liabilities	2,733,836	–	–	2,733,836
Total	$13,193,728	$4,034,053	$17,686,726	$34,914,507

At December 31, 2014	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$5,311,130	$–	$–	$5,311,130
Loans and borrowings	23,146,771	2,028,761	7,092,648	32,268,180
Derivative financial liabilities	221,191	–	–	221,191
Total	$28,679,092	$2,028,761	$7,092,648	$37,800,501

At December 31, 2013	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$8,699,717	$–	$–	$8,699,717
Loans and borrowings	5,503,242	10,116,534	35,312,255	50,932,031
Derivative financial liabilities	1,141,314	–	–	1,141,314
Total	$15,344,273	$10,116,534	$35,312,255	$60,773,062

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

Future minimum rental receivable under non-cancellable operating leases as of December 31, 2015, 2014 (with and without SIM) and 2013 (without and with Seba & SIM) are as follows:

	2015	2014 (without SIM)	2014 (with SIM)	2013 (without Seba & SIM)	2013 (with Seba & SIM)
Within 1 year	$2,286,079	$2,989,757	$3,124,537	3,655,373	$5,102,496
After year 1, but not more than 5 years	7,152,466	9,994,180	10,505,324	14,081,203	19,068,156
More than 5 years	1,183,002	2,533,810	2,536,799	6,791,282	6,889,093
Total	$10,621,547	$15,517,747	$16,166,660	$24,527,858	$31,059,745

The significant decrease from 2013 to 2014 and 2014 to 2015 is due to the Unwinding of Seba and Sale of SIM respectively, and hence the transfer of the future rental receivable to its current owners.

Note 16 — Earnings/(loss) per share

Basic and diluted earnings/(loss) per share is computed by dividing profit/(loss) for the year by the weighted-average number of ordinary shares outstanding during the period.

Potentially dilutive securities include:

	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013

Warrants to purchase common stock	7,241,054	7,241,054	7,241,054
Common stock in the unit purchase option for underwriters	215,000	215,000	215,000
Options in the unit purchase option for underwriters to purchase common stock	215,000	215,000	215,000
Convertible promissory notes issued to underwriters and other related parties subject to possible conversion	113,385	112,100	99,243
Convertible promissory notes issued to shareholder subject to possible conversion	1,392,602	945,006	–
Options to purchase common stock	107,813	14,969	7,500
Total potential dilutive securities	9,284,854	8,743,129	7,777,797

On October 24, 2013, the Company paid a dividend to its public shareholders of one warrant for every four shares that were not redeemed in connection with the Business Combination. As a result, 161,004 warrants were issued.

The exercise price of the Company’s warrants to purchase common stock is $7.50, expiring on March 30, 2016. On January 4, 2014, the Company’s management amended the exercise price from $7.50 to $5.00, and extended the expiration date from March 30, 2016 to March 30, 2018. The warrants may be called for redemption by the Company only if the last sale price of our ordinary shares on the stock exchange equals to or exceeds $15.00 per share for any 20 trading days within a 30 trading day period.

The exercise price of the 215,000 units of unit purchase option (“UPO”) issued to underwriters is $12.00. Total proceeds from the UPO exercise will be $2,580,000 (if exercised in full). The UPO is exercisable at any time, in whole or in part, commencing on the later of the consummation of our initial business combination (September 30, 2013) or September 24, 2011 and expiring March 24, 2016. As of December 31, 2015, no underwriters’ unit purchase option has been exercised.

The warrants, UPO, the options to purchase common stocks, and the convertible promissory notes subject to possible conversion are excluded from the computation of fully diluted earnings/(loss) per share for December 31, 2013 and 2015, as their effect is anti-dilutive due to the net loss at the year end. For December 31, 2014, the warrants, UPO, and the options to purchase common stocks are excluded due to the exercising price below the market price and hence their effect is anti-dilutive. However, the convertible promissory notes subject to possible conversion are included in the computation of fully diluted earnings/(loss) per share due to its dilutive effect.

The following reflects the basic and diluted earnings/(loss) per share for the year ended December 31:

Basic earnings per share	2015	2014*	2013*

From continuing operations	$(3.16)	$1.37	$(5.32)
From discontinued operations	(0.13)	(0.26)	0.09
Total basic earnings/(loss) per share	$(3.29)	$1.11	$(5.23)

Diluted earnings per share	2015	2014*	2013*

From continuing operations	$(3.16)	$1.28	$(5.32)
From discontinued operations	(0.13)	(0.24)	0.09
Total diluted earnings/(loss) per share	$(3.29)	$1.04	$(5.23)

The earnings/(loss) and weighted average number of ordinary shares used in the calculation of basic earnings/(loss) per share for the year ended December 31 are as follow:

Basic earnings per share	2015	2014*	2013*

Earnings used in the calculation of basic earnings per share	$(7,256,549)	$4,231,604	$(16,150,935)
Loss for the year from discontinued operations used in the calculation of basic earnings per share from discontinued operations	(56,778)	(812,285)	265,457
Loss on foreign currency exchange on discontinued operations	(248,359)	–	–
Earnings used in the calculation of diluted earnings per share	$(7,561,686)	$3,419,319	$(15,885,478)

Weighted average number of ordinary shares for the purposes of basic earnings per share	2,299,462	3,098,017	3,037,806

The earnings/(loss) and weighted average number of ordinary shares used in the calculation of diluted earnings/(loss) per share for the year ended December 31 are as follow:

Diluted earnings per share	2015	2014*	2013*

Earnings used in the calculation of basic earnings per share	$(7,256,549)	$4,231,604	$(16,150,935)
Interest on convertible promissory notes	–	185,985	–
Earnings used in the calculation of diluted earnings per share	(7,256,549)	4,417,589	(16,150,935)
Loss for the year from discontinued operations used in the calculation of basic earnings per share from diluted operations	(56,778)	(812,285)	265,457
Loss on foreign currency exchange on discontinued operations	(248,359)	–	–
Earnings used in the calculation of diluted earnings per share	$(7,561,686)	$3,605,304	$(15,885,478)

Weighted average number of ordinary shares used in the calculation of basic earnings per share	2,299,462	3,098,017	3,037,806
Shares deemed to be issued for no consideration in respect of:
- Convertible promissory notes	–	354,254	–
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	2,299,462	3,452,271	3,037,806

*Restated for discontinued operations (see note 13 — Discontinued Operations)

Note 17 — Property and Equipment

The table below shows the detailed movements which occurred in property and equipment during the year ended December 31, 2013, 2014 and 2015 considering cost and accumulated depreciation, separately.

Cost or valuation	Plant and machinery	Industrial and commercial equipment	Office and office-related equipment	Total
Balance at January 1, 2013	$–	$–	$5,005	$5,005
Additions through acquisition	273,964	1,112	–	275,076
Additions	–	–	7,516	7,516
Disposals	–	–	–	–
Revaluations	–	–	–	–
Balance at December 31, 2013	$273,964	$1,112	$12,521	$287,597

Balance at January 1, 2014	273,964	1,112	12,521	287,597
Additions	3,926	–	2,478	6,404
Disposals	(12,457)	–	(2,177)	(14,634)
Revaluations	(31,083)	(123)	(825)	(32,031)
Balance at December 31, 2014	$234,350	$989	$11,997	$247,336

Balance at January 1, 2015	234,350	989	11,997	247,336
Additions	5,271	–	5,289	10,560
Disposals	(134,448)	–	–	(134,448)
Revaluations	(15,307)	(91)	(511)	(15,909)
Balance at December 31, 2015	$89,866	$898	$16,775	$107,539

Accumulated depreciation	Plant and machinery	Industrial and commercial equipment	Office and office-related equipment	Total
Balance at January 1, 2013	$–	$–	$1,410	$1,410
Depreciation charge for the year	18,730	108	1,592	20,430
Balance at December 31, 2013	$18,730	$108	$3,002	$21,840

Balance at January 1, 2014	18,730	108	3,002	21,840
Depreciation charge for the year	66,449	–	2,103	68,552
Balance at December 31, 2014	$85,179	$108	$5,105	$90,392

Balance at January 1, 2015	85,179	108	5,105	90,392
Depreciation charge for the year	469	–	3,114	3,583
Balance at December 31, 2015	$85,648	$108	$8,219	$93,975

Property and equipment, net at December 31, 2013	$255,234	$1,004	$9,519	$265,757

Property and equipment, net at December 31, 2014	$149,171	$881	$6,892	$156,944

Property and equipment, net at December 31, 2015	$4,218	$790	$8,556	$13,564

Revaluations of the property and equipment arise from decrease in the 2014 and 2015 year-end Euro currency exchange rate as compared to the US Dollar from the prior year.

Note 18 — Investment Properties

Investment properties were valued on December 31, 2013, 2014 and 2015 using the discounted cash flow (DCF) method by an independent qualified professional valuation expert. The methods and assumptions adopted for the real estate appraisal carried out by the expert in determining the fair value of the investment property is in accordance with IAS 40, Investment Property.

On September 15, 2015, the Company has entered into a binding letter of intent to purchase 100% of S.I.C.R.I., S.r.l., (“seller”), an Italian limited liability company. S.I.C.I.R.I., S.r.l. beneficially owns the land and real estate complex located in the town of Pozzuolo Martesana (MI), Italy. The transaction was not completed by October 31, 2015 in accordance to the terms of the binding letter of intent, rendering the letter non-binding. As of the date of this report, the Company is still in active negotiation with the seller. The anticipated closing date of this transaction is the second quarter of 2016. However, there can be no assurance the Company can successfully complete this transaction. There are currently no other obligations to construct or develop the investment properties.

Investment properties valuation at December 31, 2013, 2014 and 2015 are shown in the table below:

Cost or valuation	Investment Properties

Balance at January 1, 2013	$–
Additions through acquisition	72,877,131
Disposals	–
Revaluation adjustment	–
Balance at December 31, 2013	72,877,131

Balance at January 1, 2014	72,877,131
Additions	–
Disposals	(18,973,683)
Revaluation adjustment	290,425
Currency exchange rate adjustment	(6,564,336)
Balance at December 31, 2014	47,629,537

Balance at January 1, 2015	47,629,537
Additions	–
Disposals	(3,412,482)
Revaluation adjustment	(2,271,703)
Currency exchange rate adjustment	(4,538,269)
Balance at December 31, 2015	$37,407,083

Details of the investment properties is as follows:

Location, address	2015 Fair Value, Level 3	2014 Fair Value, Level 3	2013 Fair Value, Level 3
Milano, Corso Europa 22	$5,565,238	$7,768,842	$27,695,790
Buccinasco, Via Lucania 2-4-6	17,396,117	19,760,934	22,666,455
Buccinasco, Via Privata Mulino 24	1,096,759	1,222,201	1,391,679
Buccinasco, Via Lazio 95	3,887,522	4,525,774	5,098,230
Buccinasco, Via Bruno Buozzi 22	879,579	1,512,625	1,887,723
Buccinasco, Via Emilia 30	166,143	193,616	358,254
Assago, Via Isaac Newton 9	–	2,952,644	3,458,529
Rozzano, Milanofiori, Building A5	2,454,134	2,807,432	3,182,949
Rozzano, Milanofiori, Building N1	3,464,021	4,053,835	4,560,849
Rozzano, Milanofiori, Building Q5	1,031,605	1,173,797	1,281,447
Rozzano, Milanofiori, Building Q7	1,465,965	1,657,837	1,295,226
Total	$37,407,083	$47,629,537	$72,877,131

At December 31, 2015, 2014 and 2013, all investment properties are in the commercial rental category.

The significant decrease of 2014 fair value of the commercial rental property at Corso Europa 22 in Milan is primarily due to the closing of the Seba Purchase Agreement between the former sellers of Seba and the Company. Pursuant to the Seba Purchase Agreement, the former sellers reacquired all of the outstanding equity interests in Seba in exchange for the return of 497,308 of the Company’s ordinary shares in December, 2014. As a result of the Seba Purchase Agreement, the Group owns two floors of the property at Corso Europa 22 instead of six floors. In addition, the overall reduction of the portfolio’s fair value from 2013 to 2014 reflects the 12.18% decrease in the 2014 year-end Euro currency exchange rate as compared to the US Dollar from the prior year.

The significant decrease of 2015 fair value of the total commercial rental properties from 2014 is primarily due to the sale of SIM through the closing of the SIM Purchase Agreement in July 2015. SIM’s sole asset consists of the property located at Via Newton 9, Milan, Italy. Separately in April 2015, the Group sold a small portion of the investment property on Via Buozzi in Buccinascao consisting of two warehouse spaces. The Group retains the ownership of the remaining portion of the property after the sale. The decrease of 2015 fair value of the property at Corso Europa is primarily due to certain office spaces vacant for a period of time during 2015 and the rental income from the new replacement tenants is lower than prior tenants, affecting the overall income stream assumption used in the DCF method valuation. Furthermore, the overall reduction of the portfolio’s fair value from 2013 to 2014 reflects the 10.26% decrease in the 2015 year-end Euro currency exchange rate as compared to the US Dollar from the prior year.

The portfolio of properties has low vacancy rates. The properties have an average lease expiration of approximately 6 years. The properties composing the portfolio are commercial real estate assets.

During 2015, 2014 and 2013 (continuing from 2012), the economic recession in Italy has continued to affect the real estate industry causing a general delay in rental payments and sometimes an early termination of outstanding leasing agreements. Nevertheless the amount of rental fees is essentially unchanged compared to previous years.

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

The Group, following the Business Combination, has set up a policy of engaging an independent qualified professional valuation expert to value the investment properties on an annual basis at the end of each year. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. The valuation performed by the independent qualified professional valuation expert was reviewed by the Group’s CEO, CFO, and certain members of the Board of Directors.

The summary of the unobservable inputs used for the year ended December 31, 2015 are as follow:

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used

Milano, Corso Europa 22	$5,565,238	DCF	ERV	$ 499 per sq meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	4.96%
			Cap rate	4.3%

Buccinasco, Via Lucania 2-4-6	17,396,117	DCF	ERV	$ 91 per sq meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	8.46%
			Cap rate	7.4%

Buccinasco, Via Privata Mulino 24	1,096,759	DCF	ERV	$ 192 per sq meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	7.26%
			Cap rate	6.8%

Buccinasco, Via Lazio 95	3,887,522	DCF	ERV	$ 75 - $ 106 per sq meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	8.56%
			Cap rate	7.4%

Buccinasco, Via Bruno Buozzi 22	879,579	DCF	ERV	$ 106 per sq meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Buccinasco, Via Emilia 30	166,143	DCF	ERV	$ 64 per sq meter, $ 434 per parking space
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	8.66%
			Cap rate	7.5%

Rozzano, Milanofiori, Building A5	2,454,134	DCF	ERV	$ 139 per sq meter, $ 977 per parking space
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building N1	3,464,021	DCF	ERV	$ 76 - $ 139 per sq meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q5	1,031,605	DCF	ERV	$ 139 per sq meter, $ 977 per parking space
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q7	1,465,965	DCF	ERV	$ 139 per sq meter, $ 977 per parking space
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%
Total	$37,407,083

The summary of the unobservable inputs used for the year ended December 31, 2014 are as follow:

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used

Milano, Corso Europa 22	$7,768,842	DCF	ERV	$569 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	4.9%
			Cap rate	4.3%

Buccinasco, Via Lucania 2-4-6	19,760,934	DCF	ERV	$103 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	8.4%
			Cap rate	7.4%

Buccinasco, Via Privata Mulino 24	1,222,201	DCF	ERV	$218 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	7.2%
			Cap rate	6.8%

Buccinasco, Via Lazio 95	4,525,774	DCF	ERV	$85 - $121 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	7.9%
			Cap rate	7.4%

Buccinasco, Via Bruno Buozzi 22	1,512,625	DCF	ERV	$61 - $121 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	7.9%
			Cap rate	7.4%

Buccinasco, Via Emilia 30	193,616	DCF	ERV	$73 per sq meter, $484 per parking space
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	8.2%
			Cap rate	7.5%

Assago, Via Isaac Newton 9	2,952,644	DCF	ERV	$97 - $157 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.2%
			Cap rate	5.5%

Rozzano, Milanofiori, Building A5	2,807,432	DCF	ERV	$48 - $169 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.4%
			Cap rate	5.5%

Rozzano, Milanofiori, Building N1	4,053,835	DCF	ERV	$85 - $157 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.2%
			Cap rate	5.5%

Rozzano, Milanofiori, Building Q5	1,173,797	DCF	ERV	$157 per sq meter, $1,089 per parking space
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.2%
			Cap rate	5.5%

Rozzano, Milanofiori, Building Q7	1,657,837	DCF	ERV	$157 per sq meter, $1,089 per parking space
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.2%
			Cap rate	5.5%

Total	$47,629,537

The summary of the unobservable inputs used for the year ended December 31, 2013 are as follow:

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used

Milano, Corso Europa 22	$27,695,790	DCF	ERV	$717 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	6.0%
			Cap rate	4.6%

Buccinasco, Via Lucania 2-4-6	22,666,455	DCF	ERV	$110 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	8.0%
			Cap rate	7.4%

Buccinasco, Via Privata Mulino 24	1,391,679	DCF	ERV	$248 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	7.5%
			Cap rate	6.8%

Buccinasco, Via Lazio 95	5,098,230	DCF	ERV	$96 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	8.0%
			Cap rate	7.4%

Buccinasco, Via Bruno Buozzi 22	1,887,723	DCF	ERV	$96 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	8.0%
			Cap rate	7.4%

Buccinasco, Via Emilia 30	358,254	DCF	ERV	$110 per sq meter, $648 per parking space
			Rental growth p.a.	1.5%
			Discount rate	7.5%
			Cap rate	6.7%

Assago, Via Isaac Newton 9	3,458,529	DCF	ERV	$138 - $220 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	6.5%
			Cap rate	5.6%

Rozzano, Milanofiori, Building A5	3,182,949	DCF	ERV	$96 - $193 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	6.6%
			Cap rate	5.6%

Rozzano, Milanofiori, Building N1	4,560,849	DCF	ERV	$96 - $179 per sq meter
			Rental growth p.a.	1.5%
			Discount rate	6.5%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q5	1,281,447	DCF	ERV	$179 per sq meter, $1,206 per parking space
			Rental growth p.a.	1.5%
			Discount rate	6.6%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q7	1,295,226	DCF	ERV	$179 per sq meter, $1,206 per parking space
			Rental growth p.a.	1.5%
			Discount rate	6.5%
			Cap rate	5.6%

Total	$72,877,131

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

Note 19 — Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following at December 31:

	2015	2014	2013
Prepaid expenses	$155,256	$149,493	$347,935
Other current assets	–	24,202	84,424
Other accrued income	–	–	79,910
Total prepaid expenses and other current assets	$155,256	$173,695	$512,269

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

Note 20 — Trade and Other Receivables

Trade and other receivables consist of the following at December 31:

	2015	2014	2013
Trade receivables	$686,745	$890,218	$1,907,789
Less: bad debt provision	(488,978)	(521,111)	(877,842)
Trade receivables, net	197,767	369,107	1,029,947
Other receivables (unbilled revenue and maintenance charges)	645,112	549,083	517,131
Due from Lanati	–	87,071	3,209,940
Total trade and other receivables, net	$842,879	$1,005,261	$4,757,018

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

Details of the Group’s bad debt provision at December 31 are as follows:

	2015	2014	2013
At January 1	$521,111	$877,842	$1,070,890
Provided during the year	29,313	29,263	451
Receivable written off during the year as uncollectible	(19,092)	(244,723)	–
Unused amount reversed	(30,840)	–	(193,499)
Currency exchange rate and other adjustment	(11,514)	(141,271)	–
At December 31	$488,978	$521,111	$877,842

Note 21 — Cash and Cash Equivalents

Cash and cash equivalents comprises:

	December 31, 2015	December 31, 2014	December 31, 2013
Cash at bank	$134,451	$164,986	$132,773
Cash on hand	123	105	641
Total cash and cash equivalent	$134,574	$165,091	$133,414

Note 22 — Shareholders’ Equity

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share.

On December 18, 2014, the Company ceased control of Seba through the closing of the Seba Purchase Agreement in exchange for the return of 497,308 of the Company’s shares. Theses shares were canceled immediately upon their return. Separately, 253,881 shares of the founders’ shares were forfeited during 2014 as a result of pre-determined stock price target not being reached pursuant to conditions set forth during the Company’s IPO in 2011.

On July 7, 2015, the Company ceased control of SIM through the closing of the SIM Purchase Agreement in exchange for the return of 220,000 of the Company’s shares. 134,200 shares (61%) were canceled immediately upon their return, 85,800 shares (39%) remained as the Company’s treasury shares. Separately in 2015, additional 253,881 shares of the founders’ shares were forfeited as a result of pre-determined stock price target not being reached pursuant to conditions set forth during the Company’s IPO in 2011.

As of December 31, 2015, 2014 and 2013, there were 1,954,651, 2,428,532 and 3,179,721 ordinary shares outstanding, respectively. As of December 31, 2015, there were 85,800 shares as treasury shares.

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

In connection to ceasing control of SIM on July 7, 2015, the Group has derecognized the assets and liabilities of SIM from the consolidated statement of financial position. The Group further recognized the loss associated with the loss of control attributable to the former controlling interest. Following the ceasing of control, the Group has no investment retained in SIM. Therefore, no retained interest remeasurement is necessary.

Note 23 — Loans and Borrowings

The book value of loans and borrowings consist of the following:

Loans and borrowings	2015	2014	2013
Non-current
Bank loans	$4,301,125	$4,713,816	$8,082,859
Finance lease creditor	16,518,357	3,403,210	36,200,146
Other loans	901,297	1,004,383	1,145,784
Total non-current	21,720,779	9,121,409	45,428,789

Current
Revolving line of credit	680,075	780,669	1,877,638
Bank loans	1,660,946	2,093,671	799,474
Finance lease creditor	1,856,354	19,382,598	1,936,297
Other loans	889,833	889,833	889,833
Total current	5,087,208	23,146,771	5,503,242

Total loans and borrowings	$26,807,987	$32,268,180	$50,932,031

The significant decrease in bank loans (non-current), revolving line of credit and finance lease creditor (current and non-current combined) from 2013 to 2014 was due to the Unwinding of Seba, and hence the transfer of the related loan and borrowings to its previous owner (see note 13 — Discontinued Operations). In addition, the decrease in year-end Euro exchange rate to US dollar from 2013 to 2014 further contributed to the decrease. From 2014 to 2015, the decrease in finance lease creditor (current and non-current combined) was due to the sale of SIM to its previous owner and the decrease in year-end Euro exchange rate to US dollar from prior year. As a result of the SIM unwind, the related loan and borrowing was hence transferred to its previous owner following the sale of SIM (see note 13 — Discontinued Operations).

Bank loans

Bank loans include both secured and unsecured bank loans. Certain bank loans are secured by the investment properties. In addition to using the investment properties as collateral, some of the loans are further personally guaranteed by the former owners of the properties. The total fair value of the investment properties used as collateral was $9,452,760 and $12,294,616 as at December 31, 2015 and 2014 respectively.

The tables below show the detail of bank loans by expiry date and rate; all bank loans contracts provide for floating rates.

2015	Floating rate	Total

Expiry within 1 year (current)	$1,660,946	$1,660,946
Expiry within 1 and 5 years (non-current)	1,507,833	1,507,833
Expiry in more than 5 years (non-current)	2,793,292	2,793,292
Total	$5,962,071	$5,962,071

2014	Floating rate	Total

Expiry within 1 year	$2,093,671	$2,093,671
Expiry within 1 and 5 years	1,247,032	1,247,032
Expiry in more than 5 years	3,466,784	3,466,784
Total	$6,807,487	$6,807,487

2013	Floating rate	Total

Expiry within 1 year	$799,474	$799,474
Expiry within 1 and 5 years	3,133,099	3,133,099
Expiry in more than 5 years	4,949,760	4,949,760
Total	$8,882,333	$8,882,333

As at December 31, 2015, 2014 and 2013, the effective interest rate varies from EURIBOR+1.125% to EURIBOR+2.554%. This amounted to 0.995% to 2.424% as at December 31, 2015.

During 2014, one of the Subsidiaries missed certain scheduled repayments on a bank loan totaling $193,011 in principal and $22,680 in interest. Except for these missed scheduled repayments, the Group has been current on all scheduled repayments since the beginning of 2014. According to the applicable mortgage agreement, missing scheduled payments can cause the bank to request immediate repayment of the residual debt totaling approximately $1,515,720 as of December 31, 2014. Management initiated negotiation with the bank to postpone repayment for 12 months in 2014. Separately during 2014, one of our other Subsidiaries missed certain scheduled finance lease payments to the leasing department of the same bank. As of the date of this report, the bank official from the mortgage department, on the Group’s behalf, is in negotiation with their leasing department on the issuance of a final moratorium. As the negotiation is in the final stage, management believes the risk of the bank demanding immediate repayment of the full residual debt is very low. However, there can be no assurance the bank will not decide to refuse granting the postponement to the Group and request immediate repayment of the residual debt. As a result of this possibility, the Management has classified such residual debt as current loans and borrowings as of December 31, 2014 and 2015.

Revolving line of credit

The Group has outstanding balance at December 31, 2015, 2014 and 2013 as follows:

2015	Floating rate	Fixed rate	Total

Expiry within 1 year (current)	$318,063	$362,012	$680,075
Expiry within 1 and 5 years (non-current)	–	–	–
Expiry in more than 5 years (non-current)	–	–	–
Total	$318,063	$362,012	$680,075

2014	Floating rate	Fixed rate	Total

Expiry within 1 year	$377,251	$403,418	$780,669
Expiry within 1 and 5 years	–	–	–
Expiry in more than 5 years	–	–	–
Total	$377,251	$403,418	$780,669

2013	Floating rate	Fixed rate	Total

Expiry within 1 year	$1,418,280	$459,358	$1,877,638
Expiry within 1 and 5 years	–	–	–
Expiry in more than 5 years	–	–	–
Total	$1,418,280	$459,358	$1,877,638

The facilities expiring within 1 year are annual facilities subject to renewal at various dates. As at December 31, 2015, 2014 and 2013, the effective interest rate varies from 4.86% to 15.50%, 5.50% to 15.50%, and 5.726% to 15.25% respectively.

The revolving line of credit is unsecured, and personally guaranteed by the former owners of the properties. The total revolving line of credit approved by the bank as at December 31, 2015, 2014 and 2013 was $575,527, $806,607 and $1,816,590 respectively. The total balance of the revolving line of credit as at December 31, 2015, 2014 and 2013 was $680,075, $780,699 and $1,877,638 respectively. The revolving line of credit was overdrawn on December 31, 2015 and 2013. These overdrawn were agreed with the lender and not considered an event of default.

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

Such assets are classified as finance leases as the Group has the right to purchase the assets outright at the end of the minimum lease term by paying a nominal amount. The total fair value of the investment properties that carried finance leases was $26,908,602 and $33,628,679 as at December 31, 2015 and 2014 respectively.

Future lease payments are due as follows:

2015	Minimum lease payments	Interest	Present value

Not more than one year	$3,514,879	$1,658,525	$1,856,354
Later than one year and not later than five years	5,952,787	3,426,567	2,526,220
Later than five years	18,934,300	4,942,163	13,992,137
Total	$28,401,966	$10,027,255	$18,374,711

2014	Minimum lease payments	Interest	Present value

Not more than one year	$28,431,853	$9,049,255	$19,382,598
Later than one year and not later than five years	1,270,379	488,650	781,729
Later than five years	3,159,958	538,477	2,621,481
Total	$32,862,190	$10,076,382	$22,785,808

2013	Minimum lease payments	Interest	Present value

Not more than one year	$3,640,541	$1,704,244	$1,936,297
Later than one year and not later than five years	12,984,033	6,000,598	6,983,435
Later than five years	38,442,929	9,226,218	29,216,711
Total	$55,067,503	$16,931,060	$38,136,443

As at December 31, 2015, 2014 and 2013, the effective interest rate varies from EURIBOR+1.4% to EURIBOR+2.762%. This amounted to 1.27% to 2.632%, and 1.478% to 2.840% as at December 31, 2015 and 2014 respectively.

The present values of future lease payments are analyzed as:

	2015	2014	2013

Current liabilities	$1,856,354	$19,382,598	$1,936,297
Non-current liabilities	16,518,357	3,403,210	36,200,146
Total	$18,374,711	$22,785,808	$38,136,443

During 2014, four of the Subsidiaries missed certain scheduled payment to four finance lease creditors, totaling approximately $244,234 in principal and $241,328 in interest as at December 31, 2014. Except for these missed scheduled payments, the Group has been current with all the scheduled payments since the beginning of 2014. Pursuant to the leasing agreement, the finance lease creditors have the right to declare the borrower in default in case of missing scheduled payments via official written notice and demand full payment of outstanding principal balance at the time of such default declaration. Management initiated negotiation with all the affected finance lease creditors for modification repayment plans on these missed payments in 2014. In the second quarter of 2015, the Group remitted all missed payments to one of the finance lease creditors and thus corrected the default. During 2015, two of the three affected finance lease creditors have granted the Group modification repayment plans. The Management is still undergoing negotiation with the one remaining affected finance lease creditor. The communication between the Group and this finance creditor is ongoing and positive. Therefore, Management believes there is very low risk of this finance lease creditor declaring the borrower in default and demanding immediate full principal payment during the approval process. However, there can be no assurance this finance lease creditor will not decide to refuse granting the requested modification repayment plans to the Group. As a result of this possibility, the Management has classified this one residual finance lease as current loans and borrowings as of December 31, 2015.

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

On July 1, 2014, all the aforementioned non-interest bearing unsecured promissory notes amounted to $420,000 and $230,000 of reimbursable expenses owed to one director, and additional cash injection of $30,000 to the Company on June 26, 2014 were converted to an interest bearing unsecured convertible promissory notes of $680,000 with an interest rate of 10% per annum, compounding annually. The notes mature on the earlier of (i) the date on which the Company liquidates and winds-up its affairs, or (ii) June 30, 2015 (one year from the date of the interest bearing unsecured note). The convertible feature grants the payee the option to convert the principal sum and any unpaid interest for the lower of (1) $2.29 per share, or (2) the price per share of the Company’s next round of financing. Following the conversion of this aforementioned promissory note, the Company further entered into twenty-three additional interest bearing unsecured convertible promissory notes during 2014 and 2015 which amounted to $2,505,000 with the same interest rate and similar convertible feature as the previously converted notes. During 2015, the convertible promissory notes from 2014 reached maturity. The Company was not in a position to repay the notes or the accrued interest. As a result, the Company had issued new unsecured convertible promissory notes (“Roll-over Notes”) to the director for the principal and the accrued unpaid interest. These Roll-over Notes have the same interest rate and similar convertible feature as the original convertible notes. The total interest bearing unsecured promissory note payable to this director amounted to $2,671,000 and $1,660,000 as at December 31, 2015 and 2014, respectively. Due to the specific terms of the convertible feature on these promissory notes, these notes are classified as convertible notes with an embedded derivative liability. The host loan is accounted for at amortized cost, with an embedded derivative liability being measured at fair value with changes in value being recorded in profit and loss. The embedded derivative liability is calculated first and the residual value is assigned to the debt host liability component. The amortization expense for the year ended December 31, 2015 amounted to $1,922,943, with unamortized portion amounted to $1,363,000. The derivative liability related to these promissory notes as at December 31, 2015 was $2,568,188 (see note 29 — Derivative Financial Liabilities). As of the date of this report, the convertible right had not been exercised. The Company has an interest payable to this director in the amount of $267,464 and $51,875 as at December 31, 2015 and 2014 (see note 34 — Events After the Reporting Date).

From time to time, the Company’s executives incurred expenses on behalf of the Company for various office and travel expenses prior to the Business Combination and following the management change by way of majority shareholder consent on May 5, 2014.  No interest is charged by the executives on any outstanding balance owed by the Company. For the years ended December 31, 2015, 2014 and 2013, total expenses paid by the executives on behalf of the Company totaled $141,022, $127,371 and $246,105, respectively. Of these amounts, $141,022, $120,768 and $223,397 has not been repaid to the Company’s executives as of December 31, 2015, 2014 and 2013 respectively.

Separately on December 16, 2014, the Company and one of the current officers has agreed to convert $18,000 of the outstanding balance owed by the Company to an interest bearing unsecured promissory note with the same interest rate and similar convertible feature as the ones aforementioned between the Company and the director. The outstanding balance arose from the services the officer provided to the Company after the Business Combination and before becoming the current officer of the Company. During 2015 at the maturity of this note, the Company was not in a position to repay this note or the accrued interest. The Company had issued new unsecured convertible promissory notes to this officer. Similar to the aforementioned Roll-over Notes between the Company and the director, the principal amount of this new note consisted of the original principal amount plus the accrued unpaid interest with the same interest rate and similar convertible feature. As of the date of this report, the convertible right had not been exercised.

In connection to the management change by way of majority shareholder consent on May 5, 2014, a non-employee consultant from prior to the Business Combination has become an officer of the Company. The outstanding amount of $55,000 for services provided by the consultant has not been paid by the Company as of December 31, 2014. As a result of this management change, this amount has been reclassified from trade and other payables to due to related party as at December 31, 2014 and 2015.

The Company has agreed to pay Kaiyuan Real Estate Development (“Kaiyuan”) a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing March 24, 2011 and ending on the earlier of consummation of a Business Combination or liquidation of the Company. Kaiyuan is an affiliate of Mr. Yong Hui Li, the Company’s chairman prior to the Business Combination. The total expenses incurred under this agreement for the years ended December 31, 2015, 2014 and 2013, were $0, $64,833, and $70,495, respectively. Commencing on February 1, 2012, and ending January 31, 2013, the Company rented additional office space, administrative services and secretarial support in Taipei. Fees for the additional office space, administrative services and secretarial support were deducted from the $7,500 monthly fee paid to Kaiyuan by the Company. The Company has a payable to Kaiyuan of $203,312 as at December 31, 2015, 2014 and 2013.

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

On April 15, 2016, one director classified as related party was granted $248,000 in 2015 as compensation for the year of 2015. In addition, the Company granted 100,000 stock options to the same director in April 2016 for the services provided in 2015. These stock options are to be vested 60% immediately with the remaining to be vested over 14 months following the grant date. The fair value of the options granted to this director using the Black-Scholes option-pricing model is $17,400 (see Note 31 — Share-Based Payment). Separately on April 15, 2016, the Company granted compensation of $248,000 to the Chief Executive Officer and 100,000 stock options at an exercise price of $2.94 per share for the services provided in 2015. 60% of this stock options granted is vested immediately on the grant date with remaining to be vested over 14 months following the grant date. The fair value of the stock options granted to the Chief Executive Officer using the Black-Scholes option-pricing model is $17,400. Further on the same date, the Company granted additional compensation of $93,000 in 2015 to the Chief Financial Officer and 30,000 stock options at an exercise price of $2.94 for the services provided in 2015. These stock options granted are to be vested for 18 months from the grant date. The fair value of the stock options granted to the Chief Financial Officer using the Black-Scholes option-pricing model is $5,220. All these 2015 compensation amounts were accrued as due to related parties as at December 31, 2015.

Note 26 — Note Payable to Underwriters

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC (“Chardan”) for the total remaining amount of $889,833 due to the underwriter at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. The Company has an interest payable to Chardan in the amount of $327,229, $134,036 and $11,336 as at December 31, 2015, 2014 and 2013 respectively. George Kaufman, one of our directors, is an employee of Chardan.

Note 27 — Trade and Other Payables

Details of the balance sheet item trade and other payables:

	2015	2014	2013
Accrued expenses	$2,863,516	$2,740,729	$2,274,075
Interest payable	560,835	252,939	15,915
Trade account payables	1,834,773	2,176,742	2,495,929
Due to Lanati	–	–	3,773,041
Other payables - social security payments	113,560	140,720	140,757
Total trade and other payables	$5,372,684	$5,311,130	$8,699,717

Book values approximate to fair value at December 31, 2015, 2014 and 2013.

Note 28 — Accrued Expenses and Other Deferred Income

Details of the accrued expenses and other deferred income:

	2015	2014	2013
Other deferred income	$276,496	$360,700	$458,929
Accrued expenses	82,138	76,503	87,081
Total accrued expenses and other deferred income	$358,634	$437,203	$546,010

Other deferred income consists of rental income and condominium expenses reimbursement invoiced to certain tenants immediately before the actual leasing period (prepayment from tenants). Accrued expenses consist of certain interest and condominium expenses of the current period with invoices expected to receive in the future period.

Note 29 — Derivative Financial Liabilities

The fair value of derivative financial liabilities from a derivative financial instrument is considered current.

The fair value of the Group’s interest rate derivatives is determined by the Management using inputs based on bank quotes. The fair value of the Group’s convertible promissory notes derivatives is determined by the Management using valuation model based on certain inputs that are observable.

	2015	2014	2013
Derivatives not designated as hedging instruments
Conversion feature on promissory notes	$2,568,188	$–	$–
Interest rate swaps	165,648	$221,191	$1,141,314
Total derivatives not designated as hedging instruments	$2,733,836	$221,191	$1,141,314

Interest rate swaps

The Group entered into interest rate swap contracts by using floating-to-fixed interest rate swaps. The interest rate swap contracts are linked to a part of a leasing contract. The notional value as at December 31, 2015, 2014 and 2013 is equal to $1,432,225, $1,668,905 and $8,326,042 respectively. The change in fair value during the years of 2015, 2014 and since the Business Combination in 2013 amounted to $33,558, $75,623 and $53,648 respectively. The significant decrease in the interest rate swaps between 2013 and 2014 is due to the Unwinding of Seba, and hence the transfer of the related interest rate swap contracts to the former seller.

The convertible promissory notes issued to a certain director were classified as convertible promissory notes with an embedded derivative liability. The host notes are accounted for at amortized cost, with an embedded derivative liability being measured at fair value with changes in value being recorded. The notional value as at December 31, 2015 was $2,568,189. The change in fair value during the year of 2015 was $539,716.

Note 30 — Provisions

Details of balance sheet item of current provisions:

	2015	2014	2013
Post employment benefits	$22,464	$11,987	$1,524
Tax liabilities	5,364	9,084	10,715
Other provisions	142,514	158,814	480,837
Total provisions	$170,342	$179,885	$493,076

Post employment benefits provision relates to two of the Subsidiaries that have employees in Italy. The amount is based on a certain percentage of the salary paid to the employees each pay period. The amount will be paid to the employees when employment cease pursuant to the local Italian law.

Tax liabilities provision is related to a type of tax imposed by the tax authority in Italy in 2011, applicable to three of our subsidiaries. This law allows the Group to deduct a portion of this tax paid in 2011 to be partially reversed each year over a certain number of years until the provision is fully extinguished.

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

Note 31 — Share-Based Payment

On February 25, 2010, the Company’s board of directors authorized and issued 20,000 stock options, each option to purchase one ordinary share of the Company to directors and consultants of the Company.  In November 2010, September 2015 and April 2016, the Company’s board of directors authorized to reserve an additional 200,000, 280,000 and 200,000 stock options for issuance to directors and consultants of the Company from time to time, bringing the total authorized to an aggregate of 700,000 stock options.

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

In May and September 2014, the Company’s board of directors granted 62,000 stock options to an officer and an employee, and 7,500 stock options to certain employees of the Subsidiaries. This brought the total stock options granted as of December 31, 2014 to 129,500.

In May and September 2015, the Company’s board of directors granted 125,500 stock options to a director and certain employees of the Subsidiaries, bringing the total stock options granted as of December 31, 2015 to 255,000.

In January and April 2016, the Company’s board of directors further granted 150,000 stock options to two directors, 140,000 stock options two officers, and 20,000 stock options to an external consultant.

The following table summarizes the stock option activity for the years ended December 31, 2015, 2014 and 2013:

	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at December 31, 2012	60,000	0.001	4.44	582,247
Granted	–	–	–	–
Exercised	(52,500)	0.001	–	(367,453)
Cancelled	–	–	–	–
Outstanding at December 31, 2013	7,500	0.001	3.44	214,794
Granted	69,500	–	–	60,847
Exercised	–	–	–	–
Cancelled	–	–	–	–
Outstanding at December 31, 2014	77,000	$0.669	4.40	$275,641
Granted	125,500	–	–	346,280
Exercised	–	–	–	–
Cancelled	–	–	–	–
Outstanding & exercisable at December 31, 2015	202,500	$2.759	5.00	$621,921

The following table summarizes the unvested stock option activity during the period from January 1, 2013 to December 31, 2015:

Number of shares
Unvested January 1, 2013	16,100
Granted	–
Vested	(16,100)
Cancelled	–
Unvested December 31, 2013	–
Granted	69,500
Vested	(7,469)
Cancelled	–
Unvested December 31, 2014	62,031
Granted	125,500
Vested	(92,844)
Cancelled	–
Unvested December 31, 2015	94,687

The fair value assigned to the vested increments of these awards was estimated at the grant date of the stock options using the Black-Scholes option-pricing model with the following assumptions:

	For the year ended December 31, 2015	For the year ended December 31, 2014

Stock price	$1.25 - $4.00	$1.25 - $8.50
Risk-free interest rate	1.18% - 1.81%	1.49% - 1.76%
Expected term (in years)	5.0	4.4
Weighted average expected stock price volatility	71.32%	52.76%
Expected dividend yield	0%	0%
Weighted average grant-date fair value of options granted	$2.7592	$0.6688

No stock option was granted during 2013. For the year ended December 31, 2015 and 2014, management used the following assumptions for the Black-Scholes inputs: On the option valuation date, the current stock price of the Company was used for determining the fair value of the Company’s stock based on the closing price of common stock on the valuation date. The expected dividend rate of 0% is based on management’s plan of operations. The risk-free interest rate is based on the U.S. Treasury 5-year Treasury Bill on the date of measurement. The Company’s historical stock price was used to determine the expected volatility. The Company expects that no options will be forfeited.

The Company issued 30,000 shares to an external consultant for public relation services in March 2013. The shares issued were valued at $300,000 using the stock’s average market price when the services were rendered.

Share-based compensation expense from stock options totaled $260,819, $5,045 and $154,343 for the years ended December 31, 2015, 2014 and 2013 respectively.

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

The following summarizes the material litigation relating to our Group:

i. Auchan S.p.A

On March 14, 2013, the tenant Auchan filed a lawsuit with the Court of Milan against Ellegi and GSI in connection with a lease agreement entered into with Ellegi on July 15, 2010 and a contract entered into with GSI on August 5, 2010 for certain repairs to be performed.  Auchan was not satisfied with the repairs performed and claimed that they suffered a loss of potential income from new business opportunities, together with certain damages which totaled to €4.5 million. We disagree with the allegations and are defending against this claim, although no assurance can be made that we will be successful.  The actual amount in dispute is approximately €200,000 related to the actual repair work paid by Auchan. The management deemed the difference of €4.3 million Auchan is claiming and the actual amount in dispute to be without merit. The Group has accrued a provision of approximately two-thirds in the amount of €131,240 (which translates to $142,514, $158,814 and $180,837 as at December 31, 2015, 2014 and 2013 respectively) for the risk associated with this litigation as at December 31, 2015, 2014 and 2013 respectively (the US dollar amounts differ due to exchange differences). In first quarter of 2016, the court has issued a judgement to reject all claims made by Auchan. Auchan has the right to appeal up until the end of April 2016, the Group’s legal counsel is closely following the development of the possible appeal. On April 22, 2016, Auchan has filed the appeal.

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

Note 33 — Capital Management

The primary objective of the Group’s capital management is to ensure that it remains within its quantitative banking covenants and maintain a strong credit rating. No changes were made in the objectives, policies or processes during the year ended December 31, 2015, 2014 and 2013. Prior to the Business Combination on September 30, 2013, the Company was operated as a blank check company (see note 1 — Organization and plan of business operations) in the development stage.

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

During 2014, certain Subsidiaries of the Group missed scheduled repayments on a bank loan and four finance leases (see note 23 — Loans and Borrowings, and note 24 — Finance Leases). During 2015, certain Subsidiaries of the Group missed scheduled repayments on three finance leases. In addition, the Group was not able to repay the note payable to underwriters on its maturity date of December 31, 2013. As a result of the payment default, an additional default interest rate is added to the original interest rate (see note 27 — Note Payable to Underwriters)

	2015	2014	2013
Carrying amount of loans and borrowings	$26,807,987	$32,268,180	$50,932,031
External valuation of completed investment property	37,407,083	47,629,537	72,877,131
Loan to value ratio	72%	68%	70%

Note 34 — Events After the Reporting Date

As of April 30, 2016, the Company has entered into seven additional interest bearing unsecured convertible promissory notes with an interest rate of 10% annum, compounding annually described in note 25 — Related Party Transactions with the same director of the Company which amounted to $230,000. In addition, the Company has renewed three of the interest bearing unsecured convertible promissory note from 2015 maturing in 2016 to a future date with an additional of 10% to the original principal amounts (“Rollover”). These Rollovers have added $26,500 to the total principal amount owed to this director. As a result of the additional interest bearing unsecured convertible promissory notes and the Rollover, the Company owes this director an aggregate of $3,402,633, including $2,957,500 in principal amounts, and $445,132 of interest accrued.

On January 18, 2016, the Company’s board of directors granted 10,000 stock options to an officer and 20,000 stock options to a consultant.

