Form 20-F
period 2016-12-31
PRIME ACQUISITION CORP
filed 2017-04-28
CIK 1485922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ________ to ________

Commission file number:  001-35105

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

On December 31, 2016, the issuer had 2,040,451 ordinary shares issued, of which 1,954,651 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

Prime Acquisition Corp. Selected Financial Data

Following the Business Combination, Prime is considered to be our predecessor for accounting purposes, as further described in Item 18 of this report. The following selected consolidated financial data have been derived from our consolidated financial statements as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2016, 2015, and 2014, which are included elsewhere in this report. The consolidated financial statements for December 2016, 2015 and 2014 have been prepared and presented in accordance with IFRS and its related interpretations. The results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected consolidated financial information as of December 31, 2016, 2015 and 2014 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report. Our selected consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 have been derived from our previously filed audited consolidated financial statements for those years.

Balance Sheet Data	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Total assets	$36,819,528	$38,553,356	$49,130,528	$78,545,589	$36,639,978
Total liabilities	41,583,313	43,564,172	47,353,887	75,951,411	32,361,189
Value of ordinary shares which may be redeemed for cash ($10.02 per share)	–	–	–	–	30,380,329
Shareholders' (deficit)/equity	(4,763,785)	(5,010,816)	1,776,641	2,594,178	4,278,789
Ordinary shares, $0.001 par value (Authorized 50,000,000 shares; 2,040,451, 2,040,451, 2,428,532, and 3,179,721 and 4,894,983 shares issued; 1,954,651 1,954,651, 2,428,532 and 3,179,721 and 4,894,983 shares outstanding at December 31, 2016, 2015, 2014, 2013 and 2012, respectively; with 85,800 shares as treasury shares at December 31, 2016 and 2015)	2,040	2,040	2,429	3,180	1,863

Selected statement of operation data:	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Revenues	$3,122,765	$3,036,198	$4,000,935	$990,994	$1,120,793
Operating expenses	2,397,834	3,257,307	2,725,610	11,294,809	(1,120,793)
Operating profit/(loss)	724,931	(221,109)	1,275,325	(10,303,815)	(1,088,874)
Profit/(loss) for the year from continuing operations	(565,144)	(7,256,549)	4,231,604	(16,150,935)	(1,088,874)
Net profit/(loss) for the year	(565,144)	(7,561,686)	3,419,319	(15,885,478)	(1,088,874)

From continuing and discontinued operations
Basic earnings/(loss) per share	(0.29)	(3.29)	1.11	(5.23)	(0.22)
Diluted earnings/(loss) per share	(0.29)	(3.29)	1.04	(5.23)	(0.22)

From continuing operations
Basic earnings/(loss) per share	(0.29)	(3.16)	1.37	(5.32)	(0.22)
Diluted earnings/(loss) per share	(0.29)	(3.16)	1.28	(5.32)	(0.22)

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Substantial doubt about our being able to continue as a going concern

The Group’s consolidated financial statements have been prepared assuming the Group will continue as a going concern. The Group has incurred recurring operating losses, negative cash flows from operations, and has a working capital deficiency as of December 31, 2016. These factors raise substantial doubt about the Group’s ability to continue as a going concern. Our auditors have included an explanatory paragraph in their auditors’ report about our ability to continue as a going concern.

While our real estate portfolio of ten properties in Italy does not generate positive cash flow, Management believes that when the market conditions are more favorable, some of these properties may be liquidated to generate cash. Although real estate transactions in the greater Milan area have improved during 2016, compared to 2015 and 2014, they have been relatively few when compared to pre-financial crisis levels, and an actual transaction may take longer than viable for the company’s current needs.

There are material weaknesses in our internal controls.

Our internal controls over financial reporting were not effective due to material weaknesses in our internal controls over financial reporting as of December 31, 2016, and such weaknesses have not been remediated as of the filing date of this annual report on Form 20-F. Material weaknesses in our internal controls include the lack of periodic interim review of the financial statements by management, lack of segregation of duties, untimely reconciliations, improper checks and balances, lack of an audit committee, and the fact that the Company’s review procedures in connection with financial reporting are limited. Our current management further identified other weaknesses in entity level controls, including, but not limited to, control environment, risk assessment processes, information sharing, and monitoring processes. Such weaknesses resulted in the Company’s restatement of its 2013 financial statements. During 2015 and continuing through 2016, our current management designed and implemented certain processes and procedures to address the material weaknesses identified. Management intends to further implement processes and procedures that will provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with IFRS and its related interpretations as funding becomes available to be able to put the components in place.

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

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from certain of the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Therefore, you may receive less information about us than you would receive if we were a U.S. company.

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

Because our ordinary shares may be subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

Our qualification as a passive foreign investment company, or “PFIC,” could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this annual report on Form 20-F captioned “Taxation – United States Federal Income Taxation — General”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition and estimated values of our assets and the nature of our income for our 2016 taxable year, we believe that we are were a PFIC for such taxable year. Our actual PFIC status for our current (2017) taxable year or any subsequent year will not be determinable until after the end of such taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this annual report on Form 20-F captioned “Taxation – United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

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

Our properties are concentrated in the office, commercial, industrial and logistics sectors and our tenants are mainly retail, office and industrial tenants. Any economic downturns in the office, commercial and industrial and logistics sectors may make us susceptible to adverse events to a greater extent than if our properties included greater diversification into other sectors of the real estate industry. Likewise, the concentration of our tenants in certain industries, and the fact that we have a large tenant (namely, Microelettrica Scientifica, producing braking systems for trucks and trains), could adversely impact us if those industries or significant tenants experience a downturn. This could result in a reduction in our revenues and the value of our properties.

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

The factors that affect the value of our real estate investments include, among other things:

•	National, regional and local economic conditions;
•	Competition from other available space;
•	Local conditions such as an oversupply of space or a reduction in demand for real estate in the area;
•	How well we manage our properties;
•	The development and/or redevelopment of our properties;
•	Changes in market rental rates;
•	The timing and costs associated with property improvements and rentals;
•	Whether we are able to pass all or portions of any increases in operating costs through to tenants;
•	Changes in real estate taxes and other expenses;
•	Whether tenants and users such as customers and shoppers consider a property attractive;
•	The financial condition of our tenants, including the extent of tenant bankruptcies or defaults;
•	Availability of financing on acceptable terms or at all;
•	Fluctuations in interest rates;
•	Our ability to obtain adequate insurance;
•	Changes in zoning laws and taxation;

•	Government regulation;
•	Consequences of any armed conflict or terrorist attacks;
•	Potential liability under environmental or other laws or regulations;
•	Natural disasters;
•	General competitive factors; and
•	Climate changes.

The rents or sales proceeds we receive and the occupancy levels at our properties may decline as a result of adverse changes in any of these factors. If rental revenues, sales proceeds and/or occupancy levels decline, we generally would expect to have less cash available to pay indebtedness and for distribution to shareholders. In addition, some of our major expenses, including mortgage and finance lease payments, real estate taxes and maintenance costs generally do not decline when the related rents decline.

Real estate is a competitive business.

Our business operates in a highly competitive environment. We compete with a large number of property owners and developers, some of which may be willing to accept lower returns on their investments than we are. Principal factors of competition include rents charged, sales prices, attractiveness of location, the quality of the property and the breadth and quality of services provided. Our success depends upon, among other factors, trends of the national, regional and local economies, financial condition and operating results of current and prospective tenants and customers, availability and cost of capital, construction and renovation costs, taxes, governmental regulation, legislation and population trends.

We depend on leasing space to tenants on economically favorable terms and collecting rent from tenants who may not be able to pay.

Our financial results depend significantly on leasing space in our properties to tenants on economically favorable terms. In addition, because a majority of our income comes from renting real property, our income, funds available to pay indebtedness and funds available for distribution to shareholders will decrease if a significant number of our tenants cannot pay their rent or if we are not able to maintain occupancy levels on favorable terms. If a tenant does not pay its rent, we may not be able to enforce our rights as landlord without delays and may incur substantial legal costs. During periods of economic adversity, there may be an increase in the number of tenants that cannot pay their rent and an increase in vacancy rates.

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

Although neither inflation nor deflation has materially impacted our operations in the recent past, increased inflation could have a pronounced negative impact on our mortgages and interest rates and general and administrative expenses, as these costs could increase at a rate higher than our rents. Inflation could also have an adverse effect on consumer spending which could impact our tenants’ sales and, in turn, our percentage rents, where applicable. Conversely, deflation could lead to downward pressure on rents and other sources of income. In addition, we own residential properties which are leased to tenants with one-year lease terms. Because these are short-term leases, declines in market rents will impact our residential properties faster than if the leases were for longer terms.

Some of our potential losses may not be covered by insurance.

We currently maintain all risk property and rental value insurance with limits of €10.80 million (approximately $11.40 million) for four of our subsidiaries’ properties, including coverage for terrorist acts, with sub-limits for certain perils such as floods. The property and rental value insurance for the remaining six investment properties are included in the finance lease applicable to such property. The limits of such insurance were determined by each finance lease creditor with payments of such policies included in the finance lease scheduled payments. Directors’ & Officers’ liability insurance was maintained until December, 31, 2016 with a limit of $1 million and has not been renewed subsequent to December 31, 2016.

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

The United Kingdom leaving the European Union could have a negative impact on the economy in Italy, and result in reduced rents.

The government of the United Kingdom held an in-or-out referendum on its membership in the European Union on June 23, 2016. The referendum resulted in a vote in favor of the exit of the United Kingdom from the European Union (“Brexit”). The uncertainty caused by Brexit could negatively impact all of the economies of the European Union. The Brexit process also may lead to greater volatility in the global markets generally. Disruptions in the Italian economy caused by Brexit could reduce economic activity and rents, which would reduce our revenues.

Risks Related to Our Warrants

Our outstanding warrants may adversely affect the market price of our ordinary shares.

We have outstanding warrants to purchase 6,733,292 ordinary shares and options to purchase 481,250 ordinary shares. The sale, or even the possibility of sale, of the shares underlying the warrants and options could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent these warrants and options are exercised, you may experience dilution to your holdings.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants for cash.

Holders of our warrants will be able to exercise the warrants for cash only if we have an effective registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares and, even in the case of a cashless exercise which is permitted in certain circumstances, such ordinary shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so, and if we do not maintain a current prospectus related to the ordinary shares issuable upon exercise of the warrants, holders will only be able to exercise their warrants on a cashless basis.

An investor will only be able to exercise a warrant if the issuance of ordinary shares upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

No public warrants will be exercisable and we will not be obligated to issue ordinary shares unless the ordinary shares issuable upon such exercise has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Because the exemptions from qualification in certain states for resales of warrants and for issuances of ordinary shares by the issuer upon exercise of a warrant may be different, a warrant may be held by a holder in a state where an exemption is not available for issuance of ordinary shares upon exercise of the warrant and the holder will be precluded from exercising of the warrant. As a result, the warrants may be deprived of any value, the market for the warrants may be limited and the holders of warrants may not be able to exercise their warrants if the ordinary shares issuable upon such exercise is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

We may amend the terms of the warrants that may be adverse to holders with the approval by the holders of a majority of the then outstanding public warrants.

Our warrants were issued in registered form under a warrant agreement between American Stock Transfer & Trust Company as warrant agent and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then outstanding public warrants, in order to make any change that adversely affects the interests of the holders of public warrants. Accordingly, we may amend the terms of the warrants in an adverse way to a warrantholder if a majority of the public holders approve of such amendment.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Prime Acquisition Corp. is an exempt company organized on February 4, 2010 under the laws of the Cayman Islands, formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses.

On March 30, 2011, the initial public offering (“IPO”) of 3,600,000 of our units was consummated. Each unit issued in the IPO consisted of one ordinary share, par value $0.001 per share, and one warrant. Each warrant entitles the holder to purchase one ordinary share at a price of $7.50. On January 4, 2014, we reduced the exercise price of the warrants from $7.50 to $5.00 and extended the expiration date from March 30, 2016 to March 30, 2018. Prior to the consummation of the IPO, the Company completed a private placement of 2,185,067 warrants to the Company’s founding shareholders, generating gross proceeds of $1,638,800. On May 10, 2011, we announced that the underwriters of our IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO). The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis. The warrants issued prior to and in connection with the IPO are exercisable provided that there is an effective registration statement or post-effective amendment covering the ordinary shares issuable upon exercise of the warrants. A registration statement relating to the resale of these shares was declared effective by the SEC on September 29, 2016. In addition, we can only call for redemption of such warrants if the last sale price of our ordinary shares on the stock exchange equals to or exceeds $15.00 per share for any 20 trading days within a 30 trading day period after the completion of business. As of the date of this report, the sales price requirement has not been met.

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

On December 18, 2014, Prime entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Prime Luxembourg S.a.r.l., the Company’s wholly owned subsidiary (“LuxCo”), Seba, at the time LuxCo’s wholly owned subsidiary, Francesco Rotondi and Luca Failla. Pursuant to the Purchase Agreement, on December 18, 2014, Messrs. Rotondi and Failla acquired all of the outstanding equity interests in Seba in exchange for the return of 497,308 of our shares. Seba’s sole asset consists of four floors of Corso Europa 22, an office building in central Milan.

In connection with the Purchase Agreement, we, LuxCo, Nova, and Mr. Rotondi entered into an option agreement (the “Option Agreement”) pursuant to which Mr. Rotondi would have the right to purchase all of the equity interests in Nova owned by LuxCo in the event that (i) the mortgage payments that Mr. Rotondi has personally guaranteed are not made, or (ii) a certain power of attorney that would facilitate the transfer of Nova’s equity interests to Mr. Rotondi is not renewed. The Option Agreement will terminate on the repayment of the mortgages or the termination of Mr. Rotondi’s personal guaranties. The consideration for the exercise of the option would be the return of 50,000 shares of our ordinary shares. Nova’s sole asset consists of two floors of Corso Europa 22, an office building in central Milan.

On June 26, 2015, we entered into a Stock Purchase Agreement (the “SIM Purchase Agreement”) with Prime Luxembourg S.a.r.l., the Company’s wholly-owned subsidiary (“LuxCo”), GSI S.r.l, LuxCo’s wholly-owned subsidiary (“GSI”), SIM S.r.l., at the time owned by LuxCo and GSI (“SIM”), Bell Real Estate S.r.l. (“Bell”), Cesare Lanati and Stefano Lanati (Bell, Cesare Lanati and Stefano Lanati are collectively referred to as the “SIM Buyers”). On July 7, 2015, the SIM Buyers acquired all of the outstanding equity interests in SIM in exchange for the return of 220,000 of our shares (the “SIM Consideration Shares”). 134,200 shares (61%) were returned to the Company for immediate cancellation, 85,800 shares (39%) were returned to GSI and remained as treasury shares. SIM’s sole asset consists of the property located at Via Newton 9, Milan, Italy. In addition, in connection with the transactions contemplated by the SIM Purchase Agreement, we extinguished certain trade liabilities associated with its portfolio of properties and the SIM Buyers.

During 2015, we established a new wholly-owned subsidiary in Italy, Imperatrice S.r.l. (“Imperatrice”), through LuxCo. Imperatrice was established for potential future acquisitions of real estate investment properties in Italy. As of December 31, 2016, there were no acquisitions of real estate investment properties consummated by Imperatrice.

The Company continues to seek additional capital and liquidity sources through investment bankers and potential investors.

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

Litigation

From time to time in the normal course of conducting business the Group is subject to legal disputes of varying nature such as but not limited to expenses on building maintenance, moving expenses and others. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of our operations.

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

We filed an answer to Morgan Joseph’s amended complaint on June 1, 2015. Management estimated the probability of damages in these cases is low due to (1) there being no formal contracts between us and Morgan Joseph, and (2) the court dismissing earlier complaints and there being no new evidence brought forward in the amended complaints. Due to these factors, Management deemed no potential loss from this complaint and hence no provision has been accrued in relation to this case. However, there is no assurance the court will dismiss this amended complaint.

In addition, on June 26, 2015, we filed a cross-claim against BHN LLC and certain individuals connected with BHN LLC for damages and certain costs incurred by us. The amount of damages and costs are to be determined at trial. In January, 2017, BHN motioned to dismiss the Company’s claims against it and the Company has filed its defense in response. As of the date of this report, there is no significant development on this case and the Management has not yet determined the potential damages and costs.

Andrea Crespi-Belskij

On July 19, 2016, Andrea Crespi-Belskij, formerly a consultant to the Company, filed a claim with the civil court of Milan against Prime Acquisition and two Italian subsidiaries, Magfin Srl and Ellegi Srl, claiming, among other things, wrongful dismissal and incorrect classification of employment, and seeking various financial compensations for the claims as well as petitioning for a seizure of the Italian subsidiaries. In the August 2, 2016 hearing on the seizure, the presiding judge summarily dismissed the petition. Andrea Crespi-Belskij did not file an appeal of the judgement within 10 days after the judgement. The hearing on wrongful dismissal, which the claimant previously filed a similar claim against the Company and its subsidiaries in June 2016 which was dismissed by the court, began on September 29, 2016 and in a conclusive hearing held on March 9, 2017, the judge dismissed all claims against the Company and awarded €3,000 (which translates to approximately $3,165) to the Company under the Abuse of Law provision.  Andrea Crespi-Belskij has 30 days to file an appeal after receiving the written confirmation of the judgement, which both parties have yet to receive from the presiding judge.

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

We currently maintain our executive offices in an approximately 500 sq. foot suite at No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province, 050011; China. We do not currently pay any rent for this space, which is owned by Kaiyuan Real Estate Development, an affiliate of Mr. Yong Hui Li, our former Chairman.

Description of Investment Properties

We own the following properties, which are office, logistics, commercial and industrial real estate assets located in Milan, Italy.

	Property Name & Location	Type	Tenant	Average Lease Duration (Years)	Approx. Gross Leasable Area (sq. meters)	Purchase Price on September 30, 2013 ($ in millions)
1	Corso Europa 22, Milano	Office	Various Italian firms	10	560	$8.57
2	Milanofiori, Building A5	Office	Various int’l and Italian firms	10	865	$3.13
3	Milanofiori, Building Q7	Office	Various int’l and Italian firms	10	586	$1.27
4	Milanofiori, Building N	Office	Various int’l and Italian firms	10	1,750	$4.48
5	Viale Lucania, Buccinasco	Office & Industrial	Microelettrica Scientifica	18	16,230	$22.27
6	Via Buozzi 22, Buccinasco	Office	Various int’l and Italian firms	10	545	$1.85
7	Via Lazio 95, Buccinasco	Office & Warehouse	Various Italian firms	10	4,320	$5.01
8	Via Emilia, Buccinasco	Commercial	Italian commercial co.	10	200	$0.35
9	Via Mulino, Buccinasco	Commercial	Merkur	8	360	$1.37
10	Milanofiori, Building Q5	Office	Various Italian firms	10	400	$1.26
	Total:				25,816	$49.56

1.	Property 1 is part of an office building located at Corso Europa 22 in a central area of Milan, near San Babila’s Square, close to the fashion district called “quadrilatero della moda” and 500 meters from the Milan Cathedral at the center of the city (the “Duomo”). The building’s 560 square meters (“sqm”) includes two floors and a basement. The structure was designed in 1957 by Architect Vico Magistretti, a leading figure in the Italian cultural and architectural space after WWII, and was completely renovated in 2012.

2.	Property 2 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. Milanofiori is a real estate business district built in the late 1970s with the aim to provide prime location to Italian and multinational firms in the service and high-tech service industries. The buildings in the area are connected by tree-lined roads and large parking lots. The property is Building A5 of the complex. The complex has a direct subway connection to the center of the Milan and is located near major freeways and highways. The building’s 865 sqm are rented to Italian and international firms.

3.	Property 3 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building Q7 of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 586 sqm are rented to Italian and international firms.

4.	Property 4 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building N of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 1,750 sqm are rented to Italian and international firms.

5.	Property 5 is an industrial and office building located on viale Lucania in Buccinasco, a large commercial and industrial area in the southern part of Milan. The property is located about 3 km from Milan, is very well connected with the major adjacent cities such as Assago, Corsico, Trezzano sul Naviglio and is near major freeways and the highway towards Genova. The facility encompasses a 16,230 sqm industrial plant, of which 10,230 sqm warehouse, and 6,000 sqm office. It is a flexible use structure that was recently renovated in 2011. The building is rented to Microelettrica Scientifica, a subsidiary of the large multi-national Knorr-Bremse group, a leading global producer of braking systems for trucks and trains.

6.	Property 6 is an office building located at via Buozzi 22 in Buccinasco, a large commercial and industrial area in the southern part of Milan. The property is located near major freeways and the highway towards Genova. The building includes offices and warehouse. Its 545 sqm are rented to international and Italian firms.

7.	Property 7 is an office and warehouse building. The property is located at via Lazio 95 in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The building’s 4,320 sqm is rented to Italian companies.

8.	Property 8 is a commercial building located on via Emilia in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The facility’s 200 sqm are rented to an Italian commercial company.

9.	Property 9 is a commercial building is located on via Mulino in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The facility’s 360 sqm are rented to a gaming company.

10.	Property 10 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building Q5 of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 400 sqm are rented to Italian firms.

Current occupancy rates and approximate rent per square meter for each of the properties is as follows:

	Property	Current occupancy	Rent per square meter ($)
1	Corso Europa 22, Milan (1)	79%	247
2	Milanofiori, Building A5 (2)	77%	168
3	Milanofiori, Building Q7	100%	136
4	Milanofiori, Building N	100%	106
5	Viale Lucania, Buccinasco	100%	83
6	Via Buozzi 22, Buccinasco (3)	79%	73
7	Via Lazio, Buccinasco (4)	98%	70
8	Via Emilia, Buccinasco	100%	63
9	Via Mulino, Buccinasco	100%	206
10	Milanofiori, Building Q5	100%	150

(1)	The occupancy rate of the property located in Corso Europa, Milan, is at 79% due to the termination of certain leases in 2015. The managers of the property have successfully leased some of the spaces to new tenants in 2015 and are continuing to seek new tenants for the remaining vacant spaces.

(2)	The occupancy rate of the property building A5 located in Milanofiori, is at 77% due to the termination of certain leases in March, 2017. The managers of the property are seeking new tenants for the vacant spaces.

(3)	The occupancy rate of the property located at Via Buozzi 22, Buccinasco, is at 79% due to the recent termination of certain leases in 2015. The managers of the property are continuing to seek new tenants for the vacant spaces.

(4)	The occupancy rate of the property located at Via Lazio, Buccinasco, is at 98% due to the termination of certain leases in 2017. The managers of the property are seeking new tenants for the vacant spaces.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Prime Acquisition Corp., a Cayman Island company, was incorporated on February 4, 2010 in order to serve as a vehicle for the acquisition of an operating business (through a merger, capital stock exchange, asset acquisition or other similar business combination). Prime did not engage in any substantive commercial business until the Business Combination.

On September 30, 2013, we consummated the Business Combination by purchasing all of the issued and outstanding stock of the Subsidiaries (Seba, Nova, Delfin, Dieci, Ellegi, SIM, Magfin, and GSI) (as defined in the section of this registration statement captioned “Business”), for a total consideration of $18,843,714, as represented by the issuance of 1,719,317 of Prime’s shares from the treasury. As part of the Business Combination, the Group assumed all the current and non-current loans and borrowings associated with the investment properties which amounted to approximately $50.9 million.

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

Results of Operations

This section discusses our 2016, 2015 and 2014 financial results prepared under IFRS.

Years Ended December 31, 2016, 2015 and 2014

The information below is from the audited financial statements for the years ended December 31, 2016, 2015 and 2014.

	2016	2015	2014

Continuing operations
Rental income	$2,636,846	$2,829,417	$3,869,880
Other revenues	485,919	206,781	131,055
Total Revenues	3,122,765	3,036,198	4,000,935

Depreciation and bad debt provision	(3,804)	(13,458)	(107,400)
Other expenses	(2,394,030)	(3,243,849)	(2,618,210)
Total operating expenses	(2,397,834)	(3,257,307)	(2,725,610)
Operating profit/(loss)	724,931	(221,109)	1,275,325

Finance income	19,617	34,890	75,880
Finance costs	(3,969,242)	(4,172,915)	(1,843,414)
Gain/(loss) on revaluation of derivatives related to convertible promissory notes	3,085,253	(539,716)	–
Loss on disposal of property & equipment	–	(133,782)	–
Loss on sale of subsidiary	–	(32,340)	–
Reversal of contingent consideration in connection with business combination from prior year	–	–	5,157,951
Realized loss on sale of real estate investment	–	(240,206)	–
Less: previously recognized unrealized loss on real estate investment	–	40,478	–
Net fair value (loss)/gain on revaluation of investment property	(591,245)	(2,321,283)	425,504
(Loss)/profit before tax	(730,686)	(7,585,983)	5,091,246

Tax benefit/(expense), current	29,405	41,769	(208,603)
Deferred tax benefit/(expense)	136,137	287,665	(651,039)
(Loss)/profit from continuing operations	$(565,144)	$(7,256,549)	$4,231,604

Loss from discontinued operations
Net loss from discontinued operations	–	(305,137)	(812,285)
Net (loss)/profit	$(565,144)	$(7,561,686)	$3,419,319

Other comprehensive income/(loss), net of income tax
Foreign currency translation reserve	(139,370)	(449,358)	(999,519)
Total comprehensive (loss)/income	$(704,514)	$(8,011,044)	$2,419,800

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues: Revenues increased by 3% to $3,122,765 for the year ended December 31, 2016, from $3,036,198 for the year ended December 31, 2015. The increase was largely attributable to a legal settlement with an unrelated third party, pursuant to which we received €200,000 (which translates to approximately $221,440).

Expenses:

For the year ended December 31, 2016, depreciation expense on tangible assets amounted to $3,804 and no bad debt provision was recorded on the Group’s trade receivables.

In comparison, for the year ended December 31, 2015, bad debt provision on certain aged trade receivables accounted for a majority of the depreciation and bad debt provision ($9,814 out of a total of $13,458), followed by depreciation of tangible assets of $3,644. The decrease in the bad debt provision from 2015 to 2016 is due to the implementation of the Group’s proactive collection policy during 2016.

Approximately 26.13%, or approximately $0.63 million, of Other Expenses (which totaled approximately $2.39 million) in 2016 were comprised of professional and legal expenses, compared to 26.45%, or about $0.86 million, in 2015. The decrease in professional and legal expenses in 2016 is primarily due to the successful resolution of most of the Group’s legal disputes during 2015. Daily operating costs such as administrative, rent, staff, maintenance, insurance and travel costs account for approximately 56.93% (or approximately $1.36 million) of Other Expenses in 2016, compared to $2.09 million, or approximately 64.37%, of Other Expenses in 2015. The decrease in operating costs during 2016 was largely attributable to lower accrued compensation costs for the Group’s executive officers’ and directors’ during 2016. We incurred $370,040 of stock option expense in 2016, compared to $260,819 in 2015.

Balance Sheet

In connection with the acquisition of the Subsidiaries, we had approximately $35.94 million and $37.42 million of non-current assets at December 31, 2016 and 2015, respectively. Investment properties, whose fair values are calculated using a discounted cash flow method prepared by an independent qualified professional valuation expert, were valued at $35,786,053 at December 31, 2016, compared to $37,407,083 at December 31, 2015. The decrease in value is primarily due to (1) a decrease of 2.83% in the 2016 year-end Euro currency exchange rate, compared to the US Dollar from the prior year, and (2) a decrease in one investment property value due to the reduction in rent (step-down) each year as agreed upon with the tenant at the inception of the lease.

Current trade and other receivables at December 31, 2016 and 2015 were $756,940 and $842,897, respectively, net of the allowance for bad debt. The decrease in current trade and other receivables is a result of the Group’s proactive and steady collection policy implemented during 2016. Non-current trade and other receivables at December 31, 2016 and 2015 was $143,137 and $0, respectively, which consists of taxes receivable.

There was $55,393 and $134,574 of cash at December 31, 2016 and 2015, respectively.

At December 31, 2016, the Company had total current and non-current borrowings amounting to approximately $25.32 million. Non-current loans and borrowings from various institutions amounted to $21.11 million and current loans and borrowings amounted to approximately $4.21 million. At December 31, 2015, the Company had total current and non-current borrowings amounting to approximately $26.81 million. Non-current loans and borrowings from various institutions amounted to $21.72 million and current loans and borrowings amounted to approximately $5.09 million. Loans and borrowings consist of bank loans, revolving lines of credit, finance leases, and other loans. Bank loans include both secured and unsecured bank loans. Secured bank loans are secured by the investment properties. In addition, some of the secured loans are further personally guaranteed by the former owners of the properties. The revolving line of credit is unsecured and personally guaranteed by the former owners of the properties. Non-current other loans consist of one loan from the current tenant of the property located on Via Lucania in Buccinasco. Current other loans consist of an interest bearing convertible promissory note with the underwriter from our initial public offering.

In 2017, new Italian legislation amended the IRES rates from 27.5% to 24%, to be used for income tax calculations for accounting periods ended during the year 2016. At December 31, 2016, there was approximately $2.56 million in deferred tax liabilities, which was calculated using a tax rate of 24%, if the temporary difference is subject only to IRES (an Italian corporate income tax) rules, or 27.90% if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax) rules. In comparison, there was approximately $2.76 million in deferred taxes liabilities at December 31, 2015, which was calculated using a tax rate of 27.5%, if the temporary difference is subject only to IRES rules, or 31.4% if the temporary difference is subject both to IRES and IRAP rules.

At December 31, 2016, the $5,914,549 of trade and other payables consisted largely of $2.79 million of accrued expenses incurred by Prime with its service providers, and trade account payables of $2.30 million incurred by the Subsidiaries. In 2015, the $5,372,684 of trade and other payables consisted largely of $2.86 million of accrued expenses incurred by Prime with its service providers, and trade accounts payables of $1.83 million incurred by the Subsidiaries.

At December 31, 2016 and 2015, the Group’s provisions were $40,208 and $170,342, respectively, which consists of post-employment benefits, tax liabilities and other provisions. The significant decrease was due to the reduction of other provisions in 2016 as a result of the settlement and payment of a legal dispute during 2016. The other provisions were estimated based on management’s evaluation of the amount at risk and legal considerations.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues: Revenues decreased by 24% to $3,036,198 for the year ended December 31, 2015, from $4,000,935 for the year ended December 31, 2014. The decrease was largely attributable to (1) the decrease of approximately 16.55% in the Euro to US dollar average exchange from 2014 to 2015 and (2) the vacancy of one of our properties for approximately six months during 2015.

Expenses:

For the year ended December 31, 2015, bad debt provision on certain aged trade receivables accounted for majority of depreciation and bad debt provision ($9,814 out of a total of $13,458), followed by depreciation of tangible assets of $3,644.

In comparison, for the year ended December 31, 2014, depreciation of tangible assets accounted for the majority of the depreciation and bad debt provision ($75,245 out of a total of $107,400), followed by bad debt provisions on certain aged trade receivables of $32,155. The decrease in bad debt provision from 2014 to 2015 is due to management’s effort to (1) collect certain aged trade receivables and (2) improvements in our cash collection strategy on trade receivables.

Approximately 26.45%, or about $0.86 million, of Other Expenses (which totaled approximately $2.60 million) in 2015 were professional and legal expenses, compared to 52.77%, or about $1.38 million, in 2014. The decrease in professional and legal expenses in 2015 is primarily related to the management change in 2014, as our current management team took over by majority shareholder consent on May 5, 2014. Day-to-day operating costs, such as administrative, rent, staff, maintenance, insurance and travel costs account for about 64.37% (or about $2.09 million) of Other Expenses in 2015, compared to $1.29 million, or about 49.37% of the Other Expenses in 2014. The increase in day-to-day operating costs in 2015 was largely attributed to the accrual of executive officers’ and directors’ compensation in 2015. We incurred $260,819 of stock option expense in 2015, compared to $5,044 in 2014.

Balance Sheet

In connection with the acquisition of the Subsidiaries, we had approximately $37.42 million and $47.79 million of non-current assets, at December 31, 2015 and 2014, respectively. Investment properties, calculated using discounted cash flow method by an independent qualified professional valuation expert, were valued at $37,407,083 in 2015, compared to $47,629,537 in 2014. The significant decrease in value is due to (1) the sale of SIM to its former owner and (2) a decrease of 10.26% in the 2015 year-end Euro currency exchange rate, compared to the US Dollar from the prior year.

Trade and other receivables at the end of 2015 and 2014 was $842,879 and $1,005,261, respectively, net of the allowance for bad debts. The decrease was primarily due to various agreements between Prime and Lanati to offset certain receivables (due from Lanati) and payables (due to Lanati) and the sale of SIM. Lanati was one of the sellers of the investment properties and a current shareholder of the Group.

There was $134,574 and $165,091 of cash at December 31, 2015 and 2014, respectively.

At December 31, 2015, the Company had total current and non-current borrowings amounting to approximately $26.81 million. Non-current loans and borrowings from various institutions amounted to $21.72 million and current loans and borrowings amounted to approximately $5.09 million. At December 31, 2014, the Company had total current and non-current borrowings amounting to approximately $32.27 million. Non-current loans and borrowings from various financial institutions amounted to $9.12 million and current loans and borrowings amounted to approximately $23.15 million. Loans and borrowings consist of bank loans, revolving lines of credit, finance leases, and other loans. Bank loans include both secured and unsecured bank loans. Secured bank loans are secured by the investment properties. In addition, some of the secured loans are further personally guaranteed by the former owners of the properties. The revolving line of credit is unsecured and personally guaranteed by the former owners of the properties. Non-current other loans consist of one loan from the current tenant of the property located on Via Lucania in Buccinasco. Current other loans consist of an interest bearing convertible promissory note with the underwriter from our initial public offering.

The significant decrease in total current and non-current loans and borrowings is primarily due to sale of SIM and the decrease in the 2015 year-end Euro currency exchange rate as compared to the US dollar from the prior year.

At December 31, 2015, there was approximately $2.76 million in deferred tax liabilities, which is calculated using a tax rate of 27.5%, if the temporary difference is subject only to IRES (an Italian corporate income tax) rules, or 31.4% if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax) rules. In comparison, there was approximately $3.74 million in deferred taxes liabilities in 2014, which is calculated using a tax rate of 27.5%, if the temporary difference is subject only to IRES rules, or 31.4% if the temporary difference is subject both to IRES and IRAP rules. The decrease in deferred tax liabilities from 2014 to 2015 is primarily due to sale of SIM and the general decrease in fair value of the remaining investment properties.

At December 31, 2015, the $5,372,684 of trade and other payables consisted largely of $2.86 million of accrued expenses incurred by Prime with its service providers, and trade account payables of $1.83 million incurred by the Subsidiaries. In 2014, the $5,311,130 of trade and other payables consisted largely of $2.74 million of accrued expenses incurred by Prime with its service providers, and trade accounts payables of $2.18 million incurred by the Subsidiaries. The decrease of trade accounts payables incurred by the Subsidiaries is primarily due to the sale of SIM.

At December 31, 2015 and 2014, the $170,342 and $179,885, respectively, in provisions post-employment benefits, tax liabilities, and other provisions were largely attributed to a legal dispute in one of the Subsidiaries. The provision was estimated based on management’s evaluation of the amount at risk and legal considerations.

Liquidity and Capital Resources

The Company had $55,393, $134,574 and $165,091 in cash at December 31, 2016, 2015 and 2014, respectively.

The Company did not generate sufficient cash flow in 2016 from its operations to fund all interest and day-to-day expenses and therefore was not cash flow positive and required capital infusions to fund current operations. Principal sources of cash may consist of a) the issuance of treasury shares in exchange for cash, b) exercise of warrants, c) disposition of real estate assets, d) the issuance of debt instruments, or a combination of the above four possibilities.

The Company may elect to, when market conditions are favorable, engage broker dealers to sell its securities from treasury to raise funding. However, management believes without improvements to the Company’s stock performance both in terms of price and trading volume, as well as the current operating conditions, this may not be a viable solution.

The Company also has over 6 million warrants outstanding; exercisable at $5.00 per common share. The warrants are exercisable if there is an effective registration statement or post-effective amendment covering the ordinary shares issuable upon exercise of the redeemable warrants. In addition, the Company can only call for the redemption of such warrants if the last sale price of its ordinary shares on the stock exchange equals or exceeds $15.00 per share for any 20 trading days within a 30 trading day period after the completion of the Business Combination. As of December 31, 2016, the warrants were not callable because the conditions for redemption were not satisfied. It is unlikely we will call the warrants in the near future.

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

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. The Group has incurred recurring operating losses, negative cash flows from operations, and has a working capital deficiency as of December 31, 2016. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

While our real estate portfolio of ten properties in Italy does not generate positive cash flow, management believes that when the market conditions are more favorable, some of these properties may be sold. Although real estate transactions in the greater Milan area have improved during 2016, compared to 2015 and 2014, they have been relatively few when compared to pre-financial crisis levels, and an actual transaction may take longer than viable for the Company’s current needs.

The Company is seeking lenders who will finance the Company and has been financing current operations using loans from Diana Liu, one of its directors. These unsecured convertible loans carry an interest rate of 10% per annum, compounding annually. The loans mature on the earlier of (i) the date on which the Company liquidates and winds-up its affairs, or (ii) one year from the date of the loans. The convertible feature grants the payee the option to convert the principal sum and any unpaid interest for the lower of (1) pre-set conversion price per share, or (2) the price per share of the Company’s next round of financing. During 2016, some of these loans reached maturity. The Company rolled-over these matured loans with an additional 10% to the principal for one year, with the same interest rate and terms as the original loans. As of April 28, 2017, a total of $4,202,250 in such loans have been issued to Ms. Liu since the inception of Prime. There is no assurance the Company will be successful in finding lenders to finance the Company at market rates or that such practice of funding the Company’s operations by Ms. Liu will continue.

The Company continues to seek additional capital and liquidity sources through investment bankers and potential investors. Management is currently in discussions with several funding sources for a combination of debt and equity financing. However, there can be no assurance the Group will be able to obtain funding from these sources.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

Our contractual obligations consist mainly of bank loans, revolving lines of credit and finance leases, and are expected to be repaid with our cash flow from operations.

Bank loans

Bank loans include both secured and unsecured bank loans. Certain bank loans are secured by the investment properties. In addition to using the investment properties as collateral, some of the loans are further personally guaranteed by the former owners of the properties.

The table below shows the detail of bank loans by expiry date and rate (floating or fixed) as of December 31, 2016; all bank loans contracts provide for floating rates.

2016	Floating rate	Total
Expiry within 1 year	$1,683,705	$1,683,705
Expiry within 1 and 3 years	594,522	594,522
Expiry within 3 and 5 years	843,956	843,956
Expiry in more than 5 years	2,741,050	2,741,050
Total	$5,863,233	$5,863,233

As at December 31, 2016, the effective interest rate varies from EURIBOR+1.125% to EURIBOR+2.554%.

During 2014, one of the Subsidiaries missed certain scheduled repayments on a bank loan totaling $193,011 in principal and $22,680 in interest. Except for these missed scheduled repayments, the Group has been current on all scheduled repayments since the beginning of 2014. According to the applicable mortgage agreement, missing scheduled payments can cause the bank to request immediate repayment of the residual debt, totaling approximately $1,515,720 as of December 31, 2014. Management initiated negotiations with the bank to postpone repayment for 12 months in 2014. Separately, during 2014, one of our other Subsidiaries missed certain scheduled finance lease payments to the leasing department of the same bank. As of the date of this report, the bank official, on the Group’s behalf, is in negotiation with their leasing department on the issuance of a final moratorium. As the negotiation is in the final stages, management believes the risk of the bank demanding immediate repayment of the full residual debt is very low. However, there can be no assurance the bank will not decide to refuse granting the postponement to the Group and request for immediate repayment of the residual debt. As a result of this possibility, we have classified the residual debt as current loans and borrowings as of December 31, 2014, 2015 and 2016.

Revolving lines of credit

The Group has committed borrowing facilities available at December 31, 2016 as follows:

2016	Floating rate	Fixed rate	Total

Expiry within 1 year (current)	$356,309	$355,366	$711,675
Total	$356,309	$355,366	$711,675

The facilities expiring within 1 year are annual facilities subject to renewal at various dates. As at December 31, 2016, the effective interest rate varies from 4.86% to 15.50%.

The revolving lines of credit are unsecured, but personally guaranteed by the former owners of the properties. The total revolving lines of credit approved by the bank as of December 31, 2016 were $110,796. At December 31, 2016, the total balance of the revolving lines of credit were $107,059. At December 31, 2015, the Company had five lines of credit approved by the bank with an aggregate limit of $575,527. During 2016, two of the lines of credit were revoked and one of the lines of credit expired without a renewal contract (all from the same lender). The balance on these three lines of credit (all from the same lender), totaling $604,616, remained outstanding at December 31, 2016. As of the date of this report, the Company has initiated a legal dispute as the plaintiff with the lender to obtain the forfeiture of these outstanding balances. The Company and the lender are pursuing active negotiations on the position of these outstanding balances and during the negotiation, the outstanding balances are considered in default. However, there can be no assurance the Company can obtain the forfeiture of these outstanding balances.

Finance leases

Future lease payments are due as follows:

2016	Minimum lease payments	Interest	Present value

Not more than one year	$1,920,619	$998,984	$921,635
Later than one year and not later than three years	3,565,549	1,735,909	1,829,640
Later than three year and not later than five years	3,173,709	1,420,754	1,752,955
Later than five years	16,073,358	3,600,982	12,472,376
Total	$24,733,235	$7,756,629	$16,976,606

As at December 31, 2016, the effective interest rate varies from EURIBOR + 1.4% to EURIBOR+2.762%.

During 2014, four of the Subsidiaries missed certain scheduled payments to four finance lease creditors totaling approximately $244,234 in principal and $241,328 in interest as of December 31, 2014. Except for these missed scheduled payments, the Group has been current with all other scheduled payments since the beginning of 2014. Pursuant to the leasing agreements, the finance lease creditors have the right to declare the borrower in default in case of missing scheduled payments via official written notice and demand full payment of outstanding principal balance at the time of such default declaration. Management initiated negotiation with all the affected finance lease creditors for modification repayment plans on these missed payments in 2014. In the second quarter of 2015, the Group remitted all missed payments to one of the finance lease creditors and thus corrected the default.

During 2015, two of the three affected finance lease creditors granted the Group modification repayment plans. As of December 31, 2015, Management was still undergoing negotiations with the remaining affected finance lease creditor and could not provide assurance that this finance lease creditor would not decide to refuse granting the requested modification repayment plans to the Group. As a result, we classified this one residual finance lease as current loans and borrowings as of December 31, 2015. During 2016, the Group successfully obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this finance lease as current loans and borrowing as of December 31, 2016.

In addition, during 2016, one of the Subsidiaries missed certain scheduled payments to a finance lease creditor, but has since obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this affected finance lease as current loans and borrowing as of December 31, 2016.

Other loans

Non-current other loans consist of one loan from the current tenant of the property located on Via Lucania in Buccinasco. The loan proceeds were used for the modification of the property to the tenant’s specifications. The repayment of this loan will start in 2021 for a period of three years, and will offset the rent to be collected from the tenant. The effective interest rate is fixed at EURIBOR+1.90%.

Current other loans consist of an interest bearing convertible promissory note with the underwriters.

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter, at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, the full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. As of April 28, 2017, $446,556 of interest expense has been recorded in connection with this note. George Kaufman, one of our directors, is an employee of Chardan Capital Markets.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our current directors and executive officers are as follows:

Name	Age	Position
William Tsu-Cheng Yu	56	Interim Chief Executive Officer and Director
Amy Lau	43	Interim Chief Financial Officer
Diana Chia-Huei Liu	53	Chairman, Director
George Kaufman	41	Independent Director

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

Director and Executive Compensation

Director Compensation

The Board of Directors did not receive compensation or stock option grants for their services in 2016.

Executive Compensation

Overview of our Executive Compensation

On April 15, 2016, the Company granted William Yu, our Interim Chief Executive Officer, 100,000 stock options at an exercise price of $2.94 per share services rendered in 2015. 60% of the stock options vested immediately, with the remaining portion vesting over 14 months following the grant date. The fair value of the options granted using the Black-Scholes option-pricing model was $88,400. As of December 31, 2016, Mr. Yu earned $50,000 of compensation for services rendered during 2016, none of which was paid and which the Company recorded as due to related parties at December 31, 2016.

Amy Lau, our Interim Chief Financial Officer is paid a monthly fee of $2,000. In January, 2016, we granted Ms. Lau 10,000 stock options at an exercise price of $0.01 per share, which vested immediately. The fair value of the options granted in January 2016, using the Black-Scholes option-pricing model, was $35,407. In addition, on April 15, 2016, the Company granted 30,000 stock options at an exercise price of $2.94 per share to Ms. Lau for services provided in 2015. The stock options vest monthly for 18 months from the grant date. The fair value of the options granted in April 2016, using the Black-Scholes option-pricing model, was $26,520. The Company did not accrue any compensation for Ms. Lau as of December 31, 2016.

Share Options

Our board of directors has approved the grant of options to purchase up to 220,000 of our ordinary shares to our directors, employees, and consultants from time to time, with such terms and conditions as our officers may establish. Such option grants are governed by individual grant agreements and stock restriction agreements as determined by our board of directors, and may be subject to either time-based or performance-based vesting provisions. Our board of directors has the authority to amend, alter, suspend or terminate our right to grant such share options without the consent of our shareholders within the 220,000 options limit. Accordingly, such options may dilute the equity interest of our shareholders. In September 2015 and April 2016, our board of directors approved the grant of up to an additional 280,000 and 200,000 options, respectively, bringing the total number of options that may be granted to 700,000. As of the date hereof, 568,000 options have been granted since inception and 132,000 options are currently outstanding and available for grant.

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

Board Committees

Given its small size, our board of directors has no committees.

Director Independence

Our board of directors has determined that George Kaufman qualifies as an independent director under the Nasdaq Marketplace Rules because he is not currently employed by us, and does not fall into any of the enumerated categories of people who cannot be considered independent in the Nasdaq Marketplace Rules.

D.	Employees

We currently have three employees in two of our subsidiaries in Italy who perform certain administrative services for us.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 28, 2017:

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

Name and Address (1)	Number of Shares Beneficially Owned		Percentage of Ownership (2)
Diana Chia-Huei Liu	2,500,210	(3)	65.47%
William Tsu-Cheng Yu	2,500,210	(3)	65.47%
Amy Lau	65,500	(4)	3.52%
George Kaufman	117,083	(5)	5.67%
All directors and executive officers as a group (4 individuals)	2,682,794		67.22%
Yong Hui Li	853,391	(6)	32.52%
Bell Real Estate S.r.l.	582,499		29.80%
Puway Limited	341,357	(7)	15.36%
Brudders Capital	225,000	(8)	11.51%
Chardan Capital Markets	240,000	(9)	10.94%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province; 050011, China.
(2)	Based on 1,954,651 ordinary shares outstanding as of April 28, 2017. Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options exercisable by a person on April 28, 2017.
(3)	Consists of (i) 220,275 ordinary shares held by Diana Liu, (ii) 225,000 ordinary shares held by Brudders Capital, of which Diana Liu is the sole owner and director, (iii) 127,266 ordinary shares held by William Yu, (iv) 63,632 ordinary shares held by Conrad Yu and Byron Yu, (v) 886,942 shares issuable upon exercise of warrants owned by Ms. Liu, (vi) 724,892 shares issuable upon exercise of warrants owned by Mr. Yu, and (vii) 63,632 shares issuable upon exercise of warrants owned by Conrad Yu and Byron Yu. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu, (viii) 94,286 stock options exercisable by William Yu and 94,286 stock options exercisable by Diana Liu.
(4)	Consists of (i) 5,500 ordinary shares, and (ii) 60,000 shares issuable upon exercise of options.
(5)	Consists of (i) 5,000 ordinary shares, and (ii) 117,083 shares issuable upon exercise of options.
(6)	Consists of (i) 183,562 ordinary shares, and (ii) 669,829 shares issuable upon exercise of warrants owned by Mr. Li.
(7)	Puway Capital is controlled by Gary Chang.
(8)	Diana Liu is the sole officer and director of Brudders Capital.
(9)	Kerry Propper has voting and dispositive power over the securities owned by Chardan Capital Markets.

As of April 28, 2017, 4.51% of our outstanding ordinary shares are held by 27 record holders in the United States.

B.	Related Party Transactions

Concurrently with the Company’s IPO in 2010, the Company issued to Chardan Capital Markets, LLC, the representative of the underwriters of the Company’s IPO as additional compensation, for a purchase price of $100, a unit purchase option to purchase 215,000 units for $12.00 per unit. The units issuable upon exercise of this option were identical to those sold in the IPO, except for some differences in redemption rights. The unit purchase option was exercisable at any time, in whole or in part, commencing on the consummation of the Company’s initial business combination, including the Business Combination, and expired on March 24, 2016. George Kaufman, our director, is an employee of Chardan Capital Markets. The unit purchase option expired unexercised on March 24, 2016.

The holders of the founders’ units (including the founders’ shares and founders’ warrants, and the ordinary shares underlying the founders’ warrants), as well as the holders of the placement warrants (and underlying securities), are entitled to registration rights pursuant to an agreement signed at the time of the Company’s IPO. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the founders’ units can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the placement warrants (or underlying securities) can elect to exercise these registration rights at any time after the Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s consummation of a business combination, including the Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements, except that in no event will Chardan Capital Markets, LLC have more than one demand registration right at the Company’s expense. A registration statement relating to the resale of these shares was declared effective by the SEC on September 29, 2016.

The Company agreed to pay to Kaiyuan Real Estate Development a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on March 24, 2011 and ending on the earlier of the Company’s consummation of a business combination, including the Business Combination, or the Company’s liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, the Company’s Chairman. This arrangement was agreed to by Kaiyuan Real Estate Development for the Company’s benefit and is not intended to provide Mr. Li compensation. From February 1, 2012 until January 31, 2013, the Company secured approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support were included in the $7,500 monthly fee paid to Kaiyuan. This arrangement terminated upon completion of the Business Combination. As of December 31, 2013, the Company owed Kaiyuan an aggregate of $203,312 under this arrangement. This amount is still outstanding as of December 31, 2016.

Diana Liu and William Yu loaned us an aggregate of $3,720,000 to fund the Company’s working capital requirements since the initial public offering as well as certain reimbursable expenses incurred on behalf of the Company. Such loans did not bear interest prior to the Business Combination, but currently bear interest at a rate of 10% per annum with convertible features and are repayable on demand or at maturity. During 2015 and 2016, certain such loans reached their maturity. Diana Liu and William Yu have renewed these matured loans along with the accrued and unpaid interest to a future date. These new notes bear same 10% per annum interest rate with convertible features. As of April 28, 2017, the Company owed Ms. Liu an aggregate of $4,909,714 including $707,464 of interest.

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter, at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. As of April 28, 2017, $466,556 of interest expense has been recorded in connection with this note. George Kaufman, one of our directors, is an employee of Chardan Capital Markets.

Mr. Cesare Lanati (one of the sellers of the subsidiaries and a current shareholder of the Group) performed maintenance and other services for the Group’s investment properties. The Group leases office and parking spaces to Lanati and pays certain expenses on Lanati’s behalf. The amount due from Lanati represents the amount due at December 31, 2014 and 2013. The amount due to Lanati was $0 and $3,773,041 at December 31, 2014 and 2013 respectively (see note 24 — Trade and Other Payables). In October, 2014 and July, 2015, the Group has reached various offsetting agreements with Lanati on offsetting of certain receivables (due from Lanati) and payables (due to Lanati). The total amount offset in October, 2014 and July, 2015 were $1,926,217 and $1,544,265 respectively (see Consolidated Financial Statements Note 17 — Trade and Other Receivables, and Note 24 — Trade and Other Payables).

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

The following tables set forth, for the periods indicated, the high and low sale prices for our shares, warrants and units, respectively.

	Units		Ordinary Shares		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows
2012	$10.33	$9.57	$11.38	$9.50	$0.75	$0.11
2013	17.95	1.03	17.50	2.00	0.93	0.10
2014	2.06	1.03	8.50	1.25	0.51	0.01
2015	3.25	1.40	4.00	1.75	0.10	0.01
2016	3.00	2.01	3.55	1.80	0.06	0.02
2017 (through April 27, 2017)	2.01	2.01	1.80	1.80	0.02	0.02

Fiscal Quarterly Highs and Lows 2015
First Quarter	1.90	1.40	2.35	1.75	0.1	0.09
Second Quarter	3.25	1.75	4.00	2.10	0.09	0.08
Third Quarter	3.00	2.70	4.00	2.05	0.08	0.03
Fourth Quarter	3.25	2.70	4.00	3.03	0.05	0.01

Fiscal Quarterly Highs and Lows 2016
First Quarter	3.00	2.01	3.55	2.94	0.55	0.04
Second Quarter	2.01	2.01	2.94	2.94	0.05	0.04
Third Quarter	2.01	2.01	2.94	2.30	0.45	0.04
Fourth Quarter	2.01	2.01	2.34	1.80	0.04	0.02

Fiscal Quarterly Highs and Lows 2017
First Quarter	3.00	2.01	3.55	2.94	0.55	0.04

Monthly Highs and Lows
November 2016	2.01	2.01	2.34	1.80	0.04	0.02
December 2016	2.01	2.01	1.80	1.80	0.02	0.02
January 2017	2.01	2.01	1.80	1.80	0.02	0.02
February 2017	2.01	2.01	1.80	1.80	0.02	0.02
March 2017	2.01	2.01	1.80	1.80	0.02	0.02
April 2017 (through April 27, 2017)	2.01	2.01	1.80	1.80	0.02	0.02

B.	Plan of Distribution

Not Required.

C.	Markets

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

As of December 31, 2016, we had a total of 50,000,000 authorized ordinary shares at $0.001 par value, of which 2,040,451 ordinary shares were issued and 1,954,651 shares were outstanding (with 85,800 shares as treasury shares).

We have issued warrants to purchase 6,733,292 ordinary shares, options to purchase 568,000 ordinary shares as of December 31, 2016.

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

Rights, Preferences and Restrictions Attaching to our ordinary shares. We are authorized to issue 50,000,000 ordinary shares, par value $0.001. As of the date of this report, 2,040,451 ordinary shares are issued and 1,954,651 shares are outstanding (with 85,800 shares as treasury shares). Each share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the board of directors redeem our ordinary shares for such consideration as the board of directors determines.

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

Meetings. Our annual meeting may be held at such time and place as their chairman or any two directors or any director and the secretary or the board of directors shall appoint. The chairman or any two directors or any director and the secretary or the board of directors may convene an extraordinary general meeting whenever in their judgment such a meeting is necessary. At least 10 clear days’ notice of an annual meeting shall be given to each shareholder entitled to attend and vote thereat, stating the date, place, and time at which the meeting is to be held, and if different, the record date for determining shareholders entitled to attend and vote at the annual meeting, and, if practicable, the other business to be conducted at the meeting. At least 10 clear days’ notice of an extraordinary general meeting shall be given to each shareholder entitled to attend and vote thereat, stating the date, place, and time at which the meeting is to be held, and the general nature of the business to be considered at the meeting. A meeting shall, notwithstanding the fact that it is called on shorter notice than otherwise required, be deemed to have been properly called if it is so agreed by (i) all of the shareholders entitled to attend and vote thereat in the case of an annual meeting, and (ii) 75% of the shareholders entitled to attend and vote thereat in the case of an extraordinary general meeting. The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

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

In general, if we are a PFIC, as we believe we were in 2016, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

In addition, we file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

The Group’s exposure to interest rate risk primarily relates to its outstanding debts, which is mostly in the form of a variable interest rate mortgage. The current weighted average interest rate on such debts is 2.8%.

According to the Group’s lease agreements with its tenants, there is a clause allowing the Group to increase the lease payment at the end of each year term in connection with the official inflation rate published by the Italian government. A 1% inflation rate would yield a 0.75% increase in rental income. Although there is no direct correlation between the increase of the inflation rate and the increase in interest rate published by the Italian Central Bank, the increase of interest rate has been historically significantly less than the inflation rate. This clause in the lease agreements aims to increase the level of cash inflow for covering the variable interest rate mortgage.

The current weighted average interest rate on the variable interest rate mortgage is 2.8%. The following sensitivity analysis demonstrates different scenarios that may occur in the future. Based on the following sensitivity analysis, a 1% increase in inflation with a 0.25% increase in interest rate would yield a 1% increase in the rental income. If the interest rate increases in a significant lower rate than the inflation rate, the effect on net profit would be favorable.

	Current at 2.8% weighted average interest rate	Assuming 1% inflation and 0.25% interest rate increase	Assuming 1% inflation and 0.5% interest rate increase	Assuming 2% inflation and 0.5% interest rate increase	Assuming 2% inflation and 1% interest rate increase	Assuming 3% inflation and 1% interest rate increase	Assuming 3% inflation and 1.5% interest rate increase

Current annual rental based on existing lease agreements	$2,313,835

Adjusted annual rental income according to the inflation rate		$2,336,974	$2,336,974	$2,360,112	$2,360,112	$2,383,251	$2,383,251

$ Increase in rental income		$23,139	$23,139	$46,277	$46,277	$69,416	$69,416
% increase in rental income with inflation rate adjustment		1%	1%	2%	2%	3%	3%

Annual finance expense	1,268,025	706,059	763,933	763,933	879,680	879,680	995,428

Effect of interest expense on the gross profit before operating expenses		585,105	527,231	550,369	434,622	457,761	342,013
% increase on effect of interest expense on the gross profit before operating expenses		25%	23%	24%	19%	20%	15%

As of December 31, 2016, the Group has no Interest Rate Swap agreements.

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

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, the full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. As of April 28, 2017, $466,556 of interest expense has been recorded in connection with this note.

During 2014, one of the Subsidiaries missed certain scheduled repayments on a bank loan totaling $193,011 in principal and $22,680 in interest. Except for these missed scheduled repayments, the Group has been current on all scheduled repayments since the beginning of 2014. According to the applicable mortgage agreement, missing scheduled payments can cause the bank to request immediate repayment of the residual debt totaling approximately $1,515,720 as of December 31, 2014. Management initiated negotiations with the bank to postpone repayment for 12 months in 2014. Separately during 2014, one of our other Subsidiaries missed certain scheduled finance lease payments to the leasing department of the same bank. As of the date of this report, the bank official, on the Group’s behalf, is in negotiation with their leasing department on the issuance of a final moratorium. As the negotiation is in the final stage, management believes the risk of the bank demanding immediate repayment of the full residual debt is very low. However, there can be no assurance the bank will not decide to refuse granting the postponement to the Group and request for immediate repayment of the residual debt. As a result of this possibility, we have classified such residual debts as current loans and borrowings as of December 31, 2016, 2015 and 2014.

During 2014, four of the Subsidiaries missed certain scheduled payment to four finance lease creditors, totaling approximately $244,234 in principal and $241,328 in interest as at December 31, 2014. Except for these missed scheduled payments, the Group has been current with all the scheduled payments since the beginning of 2014. Pursuant to the leasing agreement, the finance lease creditors have the right to declare the borrower in default in case of missing scheduled payments via official written notice and demand full payment of outstanding principal balance at the time of such default declaration. Management initiated negotiations with all the affected finance lease creditors for modification repayment plans on these missed payments in 2014. The Group remitted full missed payments to one of the finance lease creditors in the second quarter of 2015 and thus corrected the default. As of December 31, 2015, Management was still undergoing negotiations with the remaining affected finance lease creditor and could not provide assurance that this finance lease creditor would not decide to refuse granting the requested modification repayment plans to the Group. As a result, we classified this one residual finance lease as current loans and borrowings as of December 31, 2015. During 2016, the Group successfully obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this finance lease as current loans and borrowing as of December 31, 2016.

In addition, during 2016, one of the Subsidiaries missed certain scheduled payment to a finance lease creditor, but has since obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this affected finance lease as current loans and borrowing as of December 31, 2016.

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

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2016 was made under the supervision and with the participation of our management, including our Interim Chief Executive Officer and Interim Chief Financial Officer. Based on that evaluation, our Interim Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report due to our internal control over financial reporting not being effective, as described further below.

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

Under the supervision and with the participation of our current management, including our Interim Chief Executive Officer and Interim Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as issued in 2013. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was not effective due to material weaknesses in our internal control over financial reporting as of December 31, 2016, and such weaknesses continue to apply to date. Material weaknesses in our internal controls include the lack of segregation of duties, improper checks and balances, lack of an audit committee, and the fact that the Company’s review procedures in connection with financial reporting are limited. Our management further identified other weaknesses in entity level controls, including, but not limited to, control environment, risk assessment processes, information sharing, and monitoring processes. Such weaknesses resulted in the Company’s restatement of its 2013 financial statements. During 2015 and continuing through 2016, our current management has been designing and implementing certain processes and procedures to address the material weaknesses identified. The current management intends to implement further material processes and procedures that will provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with IFRS and its related interpretations as funding becomes available to be able to put the components in place.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum LLP (“Marcum”), our independent registered public accounting firm for the years ended December 31, 2016 and 2015.

	2016	2015

Audit fees(1)	$120,000	$161,774
Audit related fees(2)	55,407	8,500
Tax fees	–	–
Total fees	175,407	$170,274

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements.
(2)	“Audited related fees” means the aggregate fees billed for time incurred other than the audit of our consolidated financial statements, such as fees for the review of the 2015 and 2014 20-F filings by prior auditors and review of the 2016 Form F-1 filing by current and prior auditors.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association (1)
1.2	Amendment to Amended and Restated Articles of Association (2)
2.1	Specimen Unit Certificate (1)
2.2	Specimen Ordinary Share Certificate (1)
2.3	Specimen Public Redeemable Warrant Certificate (1)
2.4	Specimen Founder Warrant Certificate (1)
2.5	Specimen Placement Warrant Certificate (1)
2.6	Form of Warrant Agreement (1)
2.7	Form of Unit Purchase Option (1)
4.18	Form of Registration Rights Agreement among the Registrant and the Founders (1)
4.20	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Carolyne Yu (1)
4.22	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dave Sagar (1)
4.23	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Elizabeth Pulchny (1)
4.25	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Lance Wei (1)
4.27	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Dane Chauvel (1)
4.31	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio (2)
4.32	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and CNH Diversified Opportunities Master Account, L.P. (2)
4.33	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Opportunistic Premium Offshore Fund, L.P. (2)
4.34	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Diversified Arbitrage Fund (2)
4.63	Promissory Note, dated as of September 30, 2013, issued to Chardan Capital Markets (8)
4.68	Stock Option Agreement, dated as of May 10, 2014, between the Registrant and Andrea Crespi Bel’skij*
4.69	Stock Option Agreement, dated as of May 10, 2014, between the Registrant and Amy Lau*
4.71	Option Agreement, dated as of December 18, 2014, between the Registrant and LuxCo, Nova, Francesco Rotondi (10)
4.72	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Michela Del Molino (12)
4.73	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Monica Sironi (12)
4.74	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Rosaria Racco (12)
4.105	Stock Option Agreement, dated as of May 10, 2015, between the Registrant and Amy Lau (12)
4.107	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and George Kaufman (12)
4.108	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Michela Del Molino (12)
4.109	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Mattia Nigro (12)
4.110	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Rosaria Racco (12)
4.116	Promissory Note, dated as of February 1, 2016, issued to Diana Liu (11)
4.117	Promissory Note, dated as of February 15, 2016, issued to Diana Liu (11)
4.118	Promissory Note, dated as of March 1, 2016, issued to Diana Liu (11)
4.119	Promissory Note, dated as of March 1, 2016, issued to Diana Liu (11)
4.120	Promissory Note, dated as of March 14, 2016, issued to Diana Liu (11)
4.121	Promissory Note, dated as of April 1, 2016, issued to Diana Liu (11)
4.122	Promissory Note, dated as of April 6, 2016, issued to Diana Liu (11)
4.123	Promissory Note, dated as of April 18, 2016, issued to Diana Liu (11)
4.124	Promissory Note, dated as of April 26, 2016, issued to Diana Liu (11)
4.125	Stock Option Agreement, dated as of January 18, 2016 between the Registrant and Amy Lau (11)
4.126	Stock Option Agreement, dated as of January 18, 2016 between the Registrant and Vito Elia (11)
4.127	Promissory Note, dated as of March 31, 2016, issued to Diana Liu (11)
4.129	Promissory Note, dated as of May 1, 2016, issued to Diana Liu
4.130	Promissory Note, dated as of May 10, 2016, issued to Diana Liu
4.131	Promissory Note, dated as of May 23, 2016, issued to Diana Liu
4.132	Promissory Note, dated as of May 27, 2016, issued to Diana Liu
4.133	Promissory Note, dated as of June 1, 2016, issued to Diana Liu
4.134	Promissory Note, dated as of June 8, 2016, issued to Diana Liu
4.135	Promissory Note, dated as of June 10, 2016, issued to Diana Liu
4.136	Promissory Note, dated as of June 24, 2016, issued to Diana Liu
4.137	Promissory Note, dated as of July 11, 2016, issued to Diana Liu
4.138	Promissory Note, dated as of July 1, 2016, issued to Diana Liu
4.139	Promissory Note, dated as of July 1, 2016, issued to Diana Liu
4.140	Promissory Note, dated as of July 22, 2016, issued to Diana Liu

Exhibit No.	Description
4.141	Promissory Note, dated as of August 1, 2016, issued to Diana Liu
4.142	Promissory Note, dated as of August 9, 2016, issued to Diana Liu
4.143	Promissory Note, dated as of August 14, 2016, issued to Diana Liu
4.144	Promissory Note, dated as of August 23, 2016, issued to Diana Liu
4.145	Promissory Note, dated as of August 25, 2016, issued to Diana Liu
4.146	Promissory Note, dated as of August 25, 2016, issued to Diana Liu
4.147	Promissory Note, dated as of September 9, 2016, issued to Diana Liu
4.148	Promissory Note, dated as of September 20, 2016, issued to Diana Liu
4.149	Promissory Note, dated as of October 1, 2016, issued to Diana Liu
4.150	Promissory Note, dated as of October 3, 2016, issued to Diana Liu
4.151	Promissory Note, dated as of October 8, 2016, issued to Diana Liu
4.152	Promissory Note, dated as of October 11, 2016, issued to Diana Liu
4.153	Promissory Note, dated as of October 25, 2016, issued to Diana Liu
4.154	Promissory Note, dated as of November 5, 2016, issued to Diana Liu
4.155	Promissory Note, dated as of November 7, 2016, issued to Diana Liu
4.156	Promissory Note, dated as of November 16, 2016, issued to Diana Liu
4.157	Promissory Note, dated as of November 17, 2016, issued to Diana Liu
4.158	Promissory Note, dated as of November 21, 2016, issued to Diana Liu
4.159	Promissory Note, dated as of December 1, 2016, issued to Diana Liu
4.160	Promissory Note, dated as of December 6, 2016, issued to Diana Liu
4.161	Promissory Note, dated as of December 8, 2016, issued to Diana Liu
4.162	Promissory Note, dated as of December 10, 2016, issued to Diana Liu
4.163	Promissory Note, dated as of December 14, 2016, issued to Diana Liu
4.164	Promissory Note, dated as of December 17, 2016, issued to Diana Liu
4.165	Promissory Note, dated as of January 3, 2017, issued to Diana Liu
4.166	Promissory Note, dated as of January 20, 2017, issued to Diana Liu
4.167	Promissory Note, dated as of February 1, 2017, issued to Diana Liu
4.168	Promissory Note, dated as of February 1, 2017, issued to Diana Liu
4.169	Promissory Note, dated as of February 13, 2017, issued to Diana Liu
4.170	Promissory Note, dated as of February 15, 2017, issued to Diana Liu
4.171	Promissory Note, dated as of February 15, 2017, issued to Diana Liu
4.172	Promissory Note, dated as of March 1, 2017, issued to Diana Liu
4.173	Promissory Note, dated as of March 1, 2017, issued to Diana Liu
4.174	Promissory Note, dated as of March 1, 2017, issued to Diana Liu
4.175	Promissory Note, dated as of March 9, 2017, issued to Diana Liu
4.176	Promissory Note, dated as of March 14, 2017, issued to Diana Liu
4.177	Promissory Note, dated as of March 31, 2017, issued to Diana Liu
4.178	Promissory Note, dated as of April 1, 2017, issued to Diana Liu
4.179	Promissory Note, dated as of April 3, 2017, issued to Diana Liu
4.180	Promissory Note, dated as of April 6, 2017, issued to Diana Liu
4.181	Stock Option Agreement, dated as of April 15, 2016 between the Registrant and Amy Lau
4.182	Stock Option Agreement, dated as of April 15, 2016 between the Registrant and George Kaufman
4.183	Stock Option Agreement, dated as of April 15, 2016 between the Registrant and Diana Liu
4.184	Stock Option Agreement, dated as of April 15, 2016 between the Registrant and William Yu
4.185	Stock Option Agreement, dated as of September 9, 2016 between the Registrant and Alison Sagar

Exhibit No.	Description
8.1	List of Subsidiaries (8)
11.1	Code of Ethics (1)
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Letter from Marcum Bernstein & Pinchuk LLP, dated March 20, 2014 (9)

(1)	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-171777).

(2)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2013.

(3)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2012.

(4)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on May 24, 2013.

(5)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on June 27, 2013.

(6)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on July 16, 2013.

(7)	Incorporated by reference to Amendment No. 1 the Schedule TO/A of the registrant, filed on September 6, 2013.

(8)	Incorporated by reference to the Shell Company Report on Form 20-F of the registrant, filed on September 30, 2013.

(9)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on March 20, 2014.

(10)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on December 23, 2014.

(11)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on May 2, 2016.

(12)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on January 15, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.
Date: April 28, 2017
	By:	/s/ William Tsu-Cheng Yu
William Tsu-Cheng Yu
Interim Chief Executive Officer and Chairman
(Principal Executive Officer)
Date: April 28, 2017
	By:	/s/ Amy Lau
Amy Lau
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
Board of Directors and Shareholders
of Prime Acquisition Corp.

We have audited the accompanying consolidated statements of financial position of Prime Acquisition Corp. and Subsidiaries (the “Company”) as of December 31, 2016, 2015 and 2014, and the related consolidated statements of income/(loss) and comprehensive income/(loss), changes in (deficit)/equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prime Acquisition Corp. and Subsidiaries, as of December 31, 2016, 2015 and 2014, and the consolidated results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant recurring operating losses, negative cash flows from operations and has a working capital deficiency. The Company is also dependent on the completion of additional equity and or/debt financing in order to continue its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

New York, NY
April 28, 2017

Prime Acquisition Corp.
Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)
For the years ended December 31,

	Notes	2016	2015	2014

Continuing operations
Rental income		$2,636,846	$2,829,417	$3,869,880
Other revenues		485,919	206,781	131,055
Total Revenues		3,122,765	3,036,198	4,000,935

Depreciation and bad debt provision	4	(3,804)	(13,458)	(107,400)
Other expenses	5	(2,394,030)	(3,243,849)	(2,618,210)
Total operating expenses		(2,397,834)	(3,257,307)	(2,725,610)
Operating profit/(loss)		724,931	(221,109)	1,275,325

Finance income	6	19,617	34,890	75,880
Finance costs	6	(3,969,242)	(4,172,915)	(1,843,414)
Gain/(loss) on revaluation of derivatives related to convertible promissory notes		3,085,253	(539,716)	–
Loss on disposal of property & equipment		–	(133,782)	–
Loss on sale of subsidiary		–	(32,340)	–
Reversal of contingent consideration in connection with business combination from prior year	7	–	–	5,157,951
Realized loss on sale of real estate investment		–	(240,206)	–
Less: previously recognized unrealized loss on real estate investment		–	40,478	–
Net fair value (loss)/gain on revaluation of investment property		(591,245)	(2,321,283)	425,504
(Loss)/profit before tax		(730,686)	(7,585,983)	5,091,246

Tax benefit/(expense), current	8,9	29,405	41,769	(208,603)
Deferred tax benefit/(expense)	8,9	136,137	287,665	(651,039)
(Loss)/profit from continuing operations		$(565,144)	$(7,256,549)	$4,231,604

Loss from discontinued operations
Net loss from discontinued operations	10	–	(305,137)	(812,285)
(Loss)/profit for the year		$(565,144)	$(7,561,686)	$3,419,319

Other comprehensive (loss)/income, net of income tax
Foreign currency translation reserve		(139,370)	(449,358)	(999,519)
Total comprehensive (loss)/income		$(704,514)	$(8,011,044)	$2,419,800

Earnings/(loss) per share
From continuing and discontinued operations
Weighted average number of ordinary shares outstanding - basic		1,954,651	2,299,462	3,098,017
Basic earnings/(loss) per share		$(0.29)	$(3.29)	$1.11
Weighted average number of ordinary shares outstanding - diluted		1,954,651	2,299,462	3,452,271
Diluted earnings/(loss) per share		$(0.29)	$(3.29)	$1.04

From continuing operations
Weighted average number of ordinary shares outstanding - basic		1,954,651	2,299,462	3,098,017
Basic earnings/(loss) per share		$(0.29)	$(3.16)	$1.37
Weighted average number of ordinary shares outstanding - diluted		1,954,651	2,299,462	3,452,271
Diluted earnings/(loss) per share		$(0.29)	$(3.16)	$1.28

The accompanying notes are an integral part of these consolidated financial statements.

Prime Acquisition Corp.
Consolidated Statements of Financial Position
As of December 31,

	Notes	2016	2015	2014

ASSETS

Non-current assets
Property and equipment, net	14	$11,047	$13,564	$156,944
Investment properties	15	35,786,053	37,407,083	47,629,537
Other receivables, net less current portion	17	143,137	–	–
Total non-currents assets		35,940,237	37,420,647	47,786,481

Current assets
Prepaid expenses and other current assets	16	66,958	155,256	173,695
Trade and other receivables, net	17	756,940	842,879	1,005,261
Cash and cash equivalents	18	55,393	134,574	165,091
Total current assets		879,291	1,132,709	1,344,047
TOTAL ASSETS		$36,819,528	$38,553,356	$49,130,528

EQUITY AND LIABILITIES

(Deficit)/Equity
Ordinary shares, $.001 par value (Authorized 50,000,000 shares; 2,040,451, 2,040,451 and 2,428,532 shares issued; 1,954,651, 1,954,651 and 2,428,532 shares outstanding at December 31, 2016, 2015 and 2014 respectively; with 85,800 shares as treasury shares at December 31, 2016 and 2015)	19	$2,040	$2,040	$2,429
Share premium	19	19,240,641	18,289,096	16,722,007
Less: cost of 85,800 treasury shares		(343,113)	(343,113)	–
Retained deficit		(22,206,984)	(21,641,840)	(14,080,154)
Foreign currency translation reserve		(1,456,369)	(1,316,999)	(867,641)
Total (deficit)/equity		(4,763,785)	(5,010,816)	1,776,641

Liabilities
Non-current liabilities
Loans and borrowings, less current portion	20,21	21,110,316	21,720,779	9,121,409
Trade and other payable, net less current portion	24	80,355	–	–
Deferred tax liabilities	9	2,557,571	2,764,734	3,738,082
Corporate tax liabilities, less current portion		674,164	714,771	419,388
Tenant security deposits		731,841	820,367	896,289
Total non-current liabilities		25,154,247	26,020,651	14,175,168

Current liabilities
Notes payable to stockholders, net of unamortized discount of $1,122,997 and $1,363,000 at December 31 2016 and 2015, respectively	22	2,485,566	1,328,263	1,677,538
Due to related party	22	1,260,243	1,089,549	379,330
Loans and borrowings	20,21,23	4,206,847	5,087,208	23,146,771
Trade and other payables	24	5,914,549	5,372,684	5,311,130
Other liabilities and other deferred income	25	301,800	358,634	437,203
Corporate tax liabilities		1,425,618	1,403,005	1,825,671
Derivative financial liabilities	26	794,235	2,733,836	221,191
Provisions	27	40,208	170,342	179,885
Total current liabilities		16,429,066	17,543,521	33,178,719
Total liabilities		41,583,313	43,564,172	47,353,887

TOTAL EQUITY AND LIABILITIES		$36,819,528	$38,553,356	$49,130,528

The accompanying notes are an integral part of these consolidated financial statements.

Prime Acquisition Corp.

Consolidated Statements of Changes in (Deficit)/Equity

For the years Ended December 31, 2016, 2015 and 2014

	Ordinary Shares		Treasury shares		Share	Retained	Foreign Currency Translation	Total (Deficit)/
	Shares	Amount	Shares	Amount	Premium	Deficit	Reserve	Equity
Balance at January 1, 2014	3,179,721	3,180	–	–	19,958,593	(17,499,473)	131,878	2,594,178
Non-employee stock based compensation	–	–	–	–	5,044	–	–	5,044
Forfeiture of founders shares	(253,881)	(253)	–	–	253	–	–	–
Derecognition of subsidiary	(497,308)	(498)	–	–	(3,243,040)	–	–	(3,243,538)
Beneficial conversion feature on convertible promissory notes	–	–	–	–	1,157	–	–	1,157
Profit for the year	–	–	–	–	–	3,419,319	–	3,419,319
Foreign currency translation reserve	–	–	–	–	–	–	(999,519)	(999,519)

Balance at December 31, 2014	2,428,532	$2,429	–	–	$16,722,007	$(14,080,154)	$(867,641)	$1,776,641
Non-employee stock based compensation	–	–	–	–	260,819	–	–	260,819
Forfeiture of founders shares	(253,881)	(255)	–	–	255	–	–	–
Sale of subsidiary	(220,000)	(134)	85,800	(343,113)	(536,666)	–	–	(879,913)
Beneficial conversion feature on convertible promissory notes	–	–	–	–	1,842,681	–	–	1,842,681
Loss for the year	–	–	–	–	–	(7,561,686)	–	(7,561,686)
Foreign currency translation reserve	–	–	–	–	–	–	(449,358)	(449,358)

Balance at December 31, 2015	1,954,651	$2,040	85,800	$(343,113)	$18,289,096	$(21,641,840)	$(1,316,999)	$(5,010,816)
Non-employee stock based compensation	–	–	–	–	370,040	–	–	370,040
Beneficial conversion feature on convertible promissory note	–	–	–	–	581,505	–	–	581,505
Loss for the year	–	–	–	–	–	(565,144)	–	(565,144)
Foreign currency translation reserve	–	–	–	–	–	–	(139,370)	(139,370)
Balance at December 31, 2016	1,954,651	$2,040	85,800	$(343,113)	$19,240,641	$(22,206,984)	$(1,456,369)	$(4,763,785)

The accompanying notes are an integral part of these consolidated financial statements.

Prime Acquisition Corp.

Consolidated Statements of Cash Flows

For the years ended December 31,

	2016	2015	2014
Cash flows from operating activities
(Loss)/profit for the year	$(565,144)	$(7,561,686)	$3,419,319
Adjustments to (loss)/profit for non-cash items
Shared-based payments	370,040	260,819	5,044
Derivatives fair value adjustment	(3,103,351)	506,158	(75,622)
Net fair value loss/(gain) on revaluation of investment property	591,245	2,321,283	(332,425)
Loss on disposal of property and equipment	–	134,448	16,080
Depreciation	3,804	3,644	75,245
Provision for bad debt	–	9,814	32,155
Release of provision relating to litigation	(145,309)	–	(300,000)
Other provisions	13,816	26,032	11,342
Loss on sale of subsidiary	–	32,340	–
Loss on sale of real estate investment	–	199,728	–
Loss on foreign currency exchange on discontinued operation	–	248,359	426,410
Reversal of contingent consideration in connection with business combination	–	–	(5,157,951)
Revenues normalization	45,797	90,994	148,926
Deferred tax liabilities	(136,137)	(287,665)	562,730
Finance costs	3,942,402	4,172,915	1,891,493
	1,017,163	157,183	722,746
Working capital adjustments
(Increase)/decrease in prepaid expenses and other current assets	88,152	(6,550)	298,617
(Increase)/decrease in trade and other receivables	(85,023)	(397,465)	388,658
(Decrease)/increase in trade and other payables	(146,899)	325,182	98,874
Increase/(decrease) in tenant security deposits	(64,016)	16,421	232,061
Increase in corporate tax liabilities	442,091	391,492	821,296
Cash provided by operating activities	1,251,468	486,263	2,562,252
Corporate taxes paid	(398,147)	(284,241)	(140,114)
Finance costs paid	(694,494)	(959,851)	(1,363,673)
Net cash provided by/(used in) operating activities	158,827	(757,829)	1,058,465

Cash flows from investing activities
Cash given on disposition	–	(110)	(17,361)
Proceeds from sale of real estate investment	–	217,180	–
Acquisition of property and equipment	(1,522)	(7,706)	(6,401)
Net cash provided by/(used in) investing activities	(1,522)	209,364	(23,762)

Cash flows from financing activities
Advances from/(payment to) related party	150,894	710,219	(47,629)
Proceeds from notes payable to stockholders	670,000	845,000	1,257,537
Proceeds from line of credit, net	–	85,961	33,520
Repayment on finance leases and loans	(1,026,181)	(1,136,863)	(2,308,190)
Net cash (used in)/provided by financing activities	(205,287)	504,317	(1,064,762)

Effect of exchange rates on cash and cash equivalents	(31,199)	13,631	61,736

Net (decrease)/increase in cash and cash equivalents	(79,181)	(30,517)	31,677

Cash and cash equivalents at beginning of year	134,574	165,091	133,414
Cash and cash equivalents at end of year	$55,393	$134,574	$165,091

The accompanying notes are an integral part of these consolidated financial statements.

Prime Acquisition Corp.

Consolidated Statements of Cash Flows

Years Ended December 31, 2016, 2015 and 2014

(continued)

2016 Non cash transactions

During 2016, the convertible promissory notes issued to one of the directors in 2014 and subsequently renewed in 2015 reached maturity. The Company was not in a position to repay the notes or the accrued interest. As a result, the Company issued new unsecured convertible promissory notes to the director (see note 22 — Related Party Transactions and Balances). The beneficial convertible feature of these notes for the year ended December 31, 2016 amounted to $581,505.

2015 Non cash transactions

On July 7, 2015, the Company returned one of the Subsidiaries (SIM S.r.l.) acquired through the closing of the SIM Purchase Agreement to the original seller in exchange for the return of 220,000 of the Company’s shares. No additional cash was exchanged in addition to the Company’s share returned (see note 10 — Discontinued Operations).

During 2015, the convertible promissory notes issued to one of the directors in 2014 reached maturity. The Company was not in a position to repay the notes or the accrued interest. As a result, the Company issued new unsecured convertible promissory notes to the director (see note 22 — Related Party Transactions and Balances). The beneficial convertible feature of these notes for the year ended December 31, 2015 amounted to $1,842,681.

2014 Non cash transactions

In 2014, the Group has reached various offsetting agreements with one of the former owners of the investment properties (and a current shareholder of the Group) on offsetting certain receivables and payables of $3,470,482 in total (see note 17 — Trade and Other Receivables).

On December 18, 2014, the Company returned one of the subsidiaries (Seba S.r.l.) acquired through the closing of the Seba Purchase Agreement to the original seller in exchange for the return of 497,308 of the Company’s shares. No additional cash was exchanged in addition to the Company’s share returned (see note 10 — Discontinued Operations).

The accompanying notes are an integral part of these consolidated financial statements.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Corporate Information and Plan of Business Operations

The consolidated financial statements of Prime Acquisition Corp. and its wholly-owned subsidiaries (collectively, the “Group”) for the year ended December 31, 2016 were authorized for issue in accordance with a resolution of the directors on April 28, 2017. Prime Acquisition Corp. (the “Company”) is a Cayman Islands exempted company initially organized as a blank check company for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business in 2010. The registered office is located at No 322, Zhongshan East Road, Shijiazhuang, Hebei Province 05001, China.

The Group is principally engaged in the management of investment property (see note 15 — Investment Properties). On September 30, 2013, the Company consummated a business combination (the “Business Combination”), through Prime Luxembourg S.a.r.l (a Luxembourg company and wholly-owned subsidiary of the Company, “LuxCo”), by acquiring 100% of Seba S.r.l. (“Seba”), Nova S.r.l. (“Nova”), Delfin S.r.l. (“Delfin”), SIM S.r.l. (“SIM”), Dieci Real Estate S.r.l. (“Dieci”), Ellegi S.r.l. (“Ellegi”), G.S.I. S.r.l. (“GSI”), Magfin S.r.l. (“Magfin”), all are Italian limited liability companies (collectively the “Subsidiaries”) for an aggregate of 1,719,317 ordinary shares. The fair value of the shares is the closing market price of the Company at the acquisition date, at $10.96 per share. The fair value of the consideration given was therefore $18,843,714. As a result of this Business Combination, eleven properties were acquired. All of the properties in the portfolio are commercial real estate assets located in Italy. The existing strategic management function and associated processes were acquired with the property and, as such, the Company’s management considers this transaction the acquisition of a business, rather than an asset acquisition. Immediately following consummation of the Business Combination, the Company had a total of 3,635,344 ordinary shares outstanding.

On December 18, 2014, the Company entered into a Stock Purchase Agreement (the “Seba Purchase Agreement”) with LuxCo, Seba, at the time LuxCo’s wholly owned subsidiary, Francesco Rotondi and Luca Failla (the former owners of Seba prior to the Business Combination). Pursuant to the Seba Purchase Agreement, on December 18, 2014, Messrs. Rotondi and Failla acquired all of the outstanding equity interests in Seba in exchange for the return of 497,308 of the Company’s shares (the “Seba Consideration Shares”, the Seba Purchase Agreement event “Unwinding”). Seba’s sole asset consists of four floors of Corso Europa 22, an office building in central Milan. As a result, immediately following the closing of this Seba Purchase Agreement, the Company had a total of 2,682,413 ordinary shares outstanding and the Company’s portfolio comprised of eleven properties (see note 15 — Investment Properties).

Additionally in connection with the Seba Purchase Agreement:

1.	The Company, LuxCo, Messrs. Rotondi and Failla and Giuseppe Pantaleo entered into an agreement which terminated the Transaction Value Agreement dated September 30, 2013 among them (the “Seba-Nova TVA”). The Seba-Nova TVA required the Company to make Messrs. Rotondi, Failla and Pantaleo whole in the event that the average sales price of all of the shares that were issued to them were sold in public market transactions at less than $10 per share.
2.	The Company, LuxCo, Nova, and Mr. Rotondi entered into an option agreement (the “Option Agreement”) pursuant to which Mr. Rotondi would have the right to purchase all of the equity interests in Nova owned by LuxCo in the event that (i) the mortgage payments that Mr. Rotondi has personally guaranteed are not made, or (ii) a certain power of attorney that would facilitate the transfer of Nova’s equity interests to Mr. Rotondi is not renewed. The Option Agreement will terminate on the repayment of the mortgages or the termination of Mr. Rotondi’s personal guaranties. The consideration for the exercise of the option would be the return of 50,000 shares of the Company’s ordinary shares. Nova’s sole asset consists of two floors of Corso Europa 22, an office building in central Milan. As of December 31, 2016, the mortgages was not repaid in full and Mr. Rotondi remains the personal guarantor of the mortgages.

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

On June 26, 2015, the Company entered into a Stock Purchase Agreement (the “SIM Purchase Agreement”) with Prime Luxembourg S.a.r.l., the Company’s wholly-owned subsidiary (“LuxCo”), GSI S.r.l, LuxCo’s wholly-owned subsidiary (“GSI”), SIM S.r.l., at the time owned by LuxCo and GSI (“SIM”), Bell Real Estate S.r.l. (“Bell”), Cesare Lanati and Stefano Lanati (Bell, Cesare Lanati and Stefano Lanati are collectively referred to as the “SIM Buyers”). On July 7, 2015, the SIM Buyers acquired all of the outstanding equity interests in SIM in exchange for the return of 220,000 of the Company’s shares (the “SIM Consideration Shares”). 134,200 shares (61%) were returned to the Company for immediate cancellation, 85,800 shares (39%) were returned to GSI and remained as the Company’s treasury shares. SIM’s sole asset consists of the property located at Via Newton 9, Milan, Italy. As a result, immediately following the closing of this SIM Purchase Agreement, the Company had a total of 2,294,332 ordinary shares outstanding and the Company’s portfolio comprised of ten properties (see note 15 — Investment Properties). In addition, in connection with the transactions contemplated by the SIM Purchase Agreement, the Company extinguished certain trade liabilities associated with its portfolio of properties and the SIM Buyers.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During 2015, the Company has established a new subsidiary in Italy, Imperatrice S.r.l. (“Imperatrice”), through LuxCo. The Company owns 100% of Imperatrice. This new subsidiary was established for the potential future acquisitions of real estate investment properties in Italy. As of December 31, 2016, there were no acquisitions of real estate investment properties consummated by Imperatrice.

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. The Group has incurred recurring operating losses, negative cash flows from operations, and has a working capital deficiency as of December 31, 2016. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

The real estate portfolio of ten properties in Italy does not currently generate sufficient positive cash flows. Management believes that when the market conditions are more favorable, some of these properties may be liquidated to generate cash. Although real estate transactions in the greater Milan area have improved during 2016, compared to 2015 and 2014, they have been relatively few when compared to pre-financial crisis levels, and an actual transaction may take longer than viable for the Company’s current needs.

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

The funding of the Group has been primarily by the Company entering into interest bearing unsecured convertible promissory notes with one of the directors (see note 22 — Related Party Transactions and Balances). However, if additional financing from a different source is not obtained, the Group may not be able to execute its business plan and may need to curtail certain of its operations.

The Group continues to seek additional capital and liquidity sources through investment bankers and potential investors. Management is currently in discussions with several funding sources for a combination of debt and equity financing. However, there can be no assurance the Group will be able to obtain funding from these sources.

Note 2 — Basis of Presentation

(a)	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its related interpretations as issued by the International Accounting Standards Board (IASB).

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following which are measured at fair value:

●	Investment properties; and
●	Derivative financial instruments

(c)	Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Group’s functional currency. All financial information presented in US dollars has been rounded to the nearest dollar amount, except when otherwise indicated.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent liabilities at the reporting date. Actual results may differ from these estimates.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its wholly-owned subsidiaries as of December 31, 2016, 2015 and 2014.

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

On December 18, 2014, the Company ceased control of Seba through the closing of the Seba Purchase Agreement in exchange for the return of 497,308 of the Company’s shares. Seba’s operating results through December 18, 2014 are reported as discontinued operations on the Group’s consolidated statements of income/(loss) and comprehensive income/(loss) for the year ended December 31, 2014.

On July 7, 2015, the Company ceased control of SIM through the closing of the SIM Purchase Agreement in exchange for the return of 220,000 of the Company’s shares. SIM’s operating results through July 7, 2015 are reported as discontinued operations on the Group’s consolidated statements of income/(loss) and comprehensive income/(loss) for the years ended December 31, 2015 and 2014.

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

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs significant to the fair value measurement as a whole:

●	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities
●	Level 2 – Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
●	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Cash and Cash Equivalents

Cash and short-term deposits in the consolidated statements of financial position comprise cash at bank and short-term deposits with an original maturity of three months or less.

(d)	Loans and Borrowings

All loans and borrowings are initially recognized at fair value, less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

In accordance to IAS 17 — Leases, the direct costs of the leases are added to the amount recognized as an asset and amortized over the duration of the leases.

(e)	Trade and Other Receivables

Trade and other receivables are recognized at their original invoiced value. The fair values of trade and other receivables classified as loans and receivables are not materially different from their net carrying values. A provision is made when there is objective evidence that the Group will not be able to recover balances in full. Balances are written off when the probability of recovery is assessed as being remote.

(f)	Income Taxes

The Company was incorporated as a Cayman Islands exempted company and therefore the Group is not currently subject to income tax in the Cayman Islands or United States of America.

The Subsidiaries are subject to income taxes in Italy and judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Subsidiaries recognize tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when the Group’s management believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The Group’s management believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors, including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amount recorded, such differences will impact income tax expense in the period in which such determination is made.

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

Property and equipment are initially recognized at cost. Depreciation is provided on property and equipment so as to write off their carrying value over their expected useful economic lives. Depreciation is provided at the following rates:

Plant and machinery – 7.5% per annum straight line

Fixture and fittings – 15.0% per annum straight line

Office and office related equipment – 20% per annum straight line

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Group estimates the fair value of option awards using the Black-Scholes option pricing model. Determining the fair value of awards under this model represents management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

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

The overall performance is affected by the increase or decrease of the gross Italian national product. Europe experienced a general slowdown in its economy, especially in Italy during 2014 and 2015, with a slight improvement in the economic trend in Italy during 2016.

(m)	Foreign currencies

The financial statements of the Subsidiaries were translated from Euro to U.S. Dollars pursuant to the provisions of IAS 21 “The Effects of Changes in Foreign Exchange Rates,” as follows:

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(n)	Business Combination and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is the aggregate of the consideration transferred measured at the acquisition date fair value. Acquisition-related costs are expensed as incurred and included in other expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

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

Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. There was no impairment of goodwill as of December 31, 2016, 2015 and 2014.

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

IFRS 16 Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after 1 January 2019. The effect of this to the Group’s consolidated financial statements is undetermined at this time.

Note 4 — Depreciation and Bad Debt Provision

Details of depreciation and bad debt provision are as follows:

	2016	2015	2014
Depreciation of property and equipment	$3,804	$3,644	$75,245
Bad debt provision	–	9,814	32,155
Total depreciation and bad debt provision	$3,804	$13,458	$107,400

There was no provision for bad debt for the year ended December 31, 2016 due to the Group’s proactive cash collection policy during 2016.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Other Expenses

Details of other expenses is shown in the table below:

	2016	2015	2014*
Rental costs	$784	$7,625	$177,271
Staff costs	252,850	201,423	250,881
Sundry operating expenses	232,365	312,426	9,458
Taxation on buildings	207,767	208,361	275,471
Administrative and other expenses	178,540	859,431	260,138
Maintenance expenses	307,978	312,285	299,942
Insurance costs	121,087	123,183	127,047
Provision related to legal dispute	–	–	(300,000)
Legal expenses	135,520	368,814	517,265
Professional fees	490,094	489,276	864,255
Bank fees	27,277	23,537	50,100
Licenses, registration & fees	7,411	5,821	11,596
Non-employee stock based compensation	370,040	260,819	5,044
Travel expense	62,317	70,848	69,742
Total other expenses	$2,394,030	$3,243,849	$2,618,210

*Restated for discontinued operations (see note 10 — Discontinued Operations)

Note 6 — Finance Income and Costs

The details of finance income and costs on the statements of income/(loss) and comprehensive income/(loss) are as follows:

Finance income	2016	2015	2014
Finance income from variation of fair value on interest rate swap agreements	18,096	33,558	75,622
Other finance income	1,521	1,332	258
Total finance income	$19,617	$34,890	$75,880

Finance costs	2016	2015	2014*
Finance cost on note payable to underwriters and other debt	$2,638,729	$2,913,809	$237,719
Interest expense of bank loans, revolving line of credit and finance leases	1,330,513	1,259,106	1,605,695
Total finance costs	$3,969,242	$4,172,915	$1,843,414

*Restated for discontinued operations (see note 10 — Discontinued Operations)

Note 7 — Contingent Consideration

During the year ended December 31, 2014, the Company terminated all of the transaction value agreements (“TVAs”) outstanding pursuant to its acquisition of the Subsidiaries in 2013. As a result of the termination of the TVAs, the Company eliminated the contingent consideration liability and recorded income in the amount of $5,157,951 during the year ended December 31, 2014 in the accompanying consolidated statements of income/(loss) and comprehensive income/(loss).

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Income Taxes

Income taxes relating to continuing operations for the years ended December 31 are as follows:

	2016	2015	2014
Current tax
In respect of the current year	$34,261	$183,005	$208,603
In respect of the prior year	6,663	(12,685)	–
Others fiscal unit **	(70,329)	(212,089)	–
	(29,405)	(41,769)	208,603

Deferred tax (see note 9 — Deferred Taxes)
In respect of the current year	(136,137)	(287,665)	654,579
Deferred tax related to SIM (see note 10 — Discontinued Operations)	–	–	(3,540)
	(136,137)	(287,665)	651,039
Total income tax expense/(benefit) recognized in the current year relating to continuing operations	$(165,542)	$(329,434)	$859,642

The income tax expense for the years ended December 31 can be reconciled to the accounting profit as follows:

	2016	2015	2014
Profit/(loss) before tax from continuing operations	$(730,686)	$(7,585,983)	$5,091,246

Income tax expense/(benefit) calculated at 31.4%	$(229,435)	$(2,381,999)	$1,573,255
Effect of (income)/expenses that are exempt from taxation	9,795	965,868	(1,873,555)
Effect of expenses that are not deductible in determining taxable profit	125,020	442,287	489,814
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	218,074	904,088	702,544
Effect of previously unrecognized and unused tax losses and deductible temporary differences now recognized as deferred tax assets	(34,200)	(34,904)	(36,121)
Effect of new tax rule in fiscal unit **	(48,284)	(212,089)	–
Effect of prior year taxes	6,663	(12,685)	–
Effect of future change of fiscal aliquota*** on deferred taxes (previous years)	(282,982)	–	–
Effect of future change of fiscal aliquota on deferred taxes (generated in 2016)	20,075	–	–
Others	49,732	–	3,705
Income tax expense/(benefit) recognized in profit or loss relating to continuing operations (current & deferred)	$(165,542)	$(329,434)	$859,642

The tax rate used for the 2016, 2015 and 2014 reconciliations above is the tax rate of 31.4% on taxable profits in Italy. This tax rate consists of both IRES (an Italian corporate income tax) and IRAP (an Italian regional production tax).

** During 2016, the Italian fiscal authority issued a new tax rule beginning in the fiscal year ended December 31, 2015 and continuing through 2016 allowing utilization of fiscal unit structure in tax reporting to offset and utilize operating losses amongst subsidiaries with common ownership, resulting in tax benefits to the Group.

***Aliquota is the combined total tax rate of IRES and IRAP (see note 9 — Deferred Taxes).

Note 9 — Deferred Taxes

The amount of unused tax losses for which no deferred tax assets are recognized in the consolidated statements of financial position as of December 31, 2016, 2015 and 2014 was $542,357, $935,866 and $547,046, respectively, with no expiration date limitation.

Deferred tax is calculated in full on temporary differences using a tax rate of 24%, 27.5% and 27.5% for the years ended December 31, 2016, 2015 and 2014, respectively, if the temporary difference is subject only to IRES (an Italian corporate income tax) rules, or 27.9%, 31.4% and 31.4% for the years ended December 31, 2016, 2015 and 2014, respectively, if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax) rules.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The new Italian legislation amended the IRES rates from 27.5% to 24% in 2017 to be used for the income tax calculation of accounting periods ending in the year 2016.

The movement on the deferred tax account is as shown below:

	2016	2015	2014
At January 1	$(2,764,734)	$(3,738,082)	$(5,399,745)

Recognized directly in equity
Unwinding of Seba (see note 10 — Discontinued Operations)	–	–	1,757,921
Sale of SIM (see note 10 — Discontinued Operations)	–	315,325	–
Currency exchange difference	71,026	370,358	558,321

Recognized in profit and loss
Deferred tax benefit/(expense)	136,137	287,665	(654,579)
At December 31,	$(2,557,571)	$(2,764,734)	$(3,738,082)

Details of the deferred tax liability and amounts recognized in net income/(loss) are as follows:

	2016	2016	2016	2016
	Asset	Liabilities	(Charged) / Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of intangibles	$501,880	$–	$501,880	$97,099
Writing off of tangibles	–	(149,164)	(149,164)	33,763
Accounting of lease contracts according to IAS 17	–	(1,574,288)	(1,574,289)	14,091
Accounting of investment properties according to fair value	–	(1,107,110)	(1,107,110)	(303,493)
Mark to market on derivative instruments	–	–	–	53,034
Loss on investments (internal restructuring)	–	(231,484)	(231,484)	(30,470)
Other temporary differences
Bad debt provision	2,596	–	2,596	397
Provision for risk	–	–	–	217
Others	–	–	–	(775)
Total	$504,476	$(3,062,046)	$(2,557,571)	$(136,137)

	2015	2015	2015	2015
	Asset	Liabilities	(Charged) / Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of intangibles	$611,712	$–	$611,712	$49,105
Writing off of tangibles	–	(120,387)	(120,387)	53,121
Accounting of lease contracts according to IAS 17	–	(1,606,270)	(1,606,270)	253,125
Accounting of investment properties according to fair value	–	(1,436,973)	(1,436,973)	(932,559)
Mark to market on derivative instruments	52,013	–	52,013	10,537
Loss on investments (internal restructuring)	–	(268,103)	(268,103)	273,955
Other temporary differences
Bad debt provision	3,061	–	3,061	5,538
Others	213	–	213	(487)
Total	$666,999	$(3,431,733)	$(2,764,734)	$(287,665)

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2014	2014	2014	2014*
	Asset	Liability	(Charged) / Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of intangibles	$754,518	$–	$754,518	$153,276
Writing off of leasing agreements entry fee	190	–	190	(133)
Writing off of tangibles	–	(67,457)	(67,457)	71,421
Accounting of lease contracts according to IAS 17	–	(1,950,996)	(1,950,996)	230,906
Accounting of investment properties according to fair value	–	(2,553,242)	(2,553,242)	104,383
Mark to market on derivative instruments	69,454	–	69,454	23,747
Other temporary differences
Bad debt provision	9,451	–	9,451	–
Others	–	–	–	70,979
Total	$833,613	$(4,571,695)	$(3,738,082)	$654,579

*Restated for discontinued operations (see note 10 — Discontinued Operations)

Note 10 — Discontinued Operations

Seba Unwinding

On December 18, 2014, the Company ceased control of Seba through the closing of the Seba Purchase Agreement in exchange for the return of 497,308 of the Company’s shares. Seba’s operating results from January 1, 2014 to December 18, 2014 is reported as discontinued operations in the Group’s consolidated statements of income/(loss) and comprehensive income/(loss) for the year ended December 31, 2014.

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

The results of Seba for the year ended December 31, 2014 are presented below:

Rental income	$1,170,255
Other revenues	159,257
Expenses	(384,953)
Operating income	944,559
Finance costs	(1,152,416)
Loss before tax from discontinued operations	(207,857)
Tax expense, current	(152,916)
Deferred tax credit	59,319
Net loss from discontinued operations	(301,454)
Loss on foreign currency exchange on discontinued operation	(426,410)
Loss from discontinued operations	$(727,864)

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Net cash flows for Seba are as follows:

Operating	$2,227,623
Investing	1,305
Financing	(2,178,858)
Net cash inflow	$50,070

Loss per share:
Basic loss per share from discontinued operations	$(0.23)
Diluted loss per share from discontinued operations	$(0.22)

The following is a condensed statement of financial position for Seba as of December 18, 2014 (date of disposition):

Investment properties	$16,924,707
Other current assets	354,431
Total Assets	$17,279,138

Stockholders' equity	$3,243,538
Loans & borrowings	12,195,383
Other Liabilities	1,840,217
Total equity and liabilities	$17,279,138

SIM Sale

On July 7, 2015, the Company ceased control of SIM through the closing of the SIM Purchase Agreement in exchange for the return of 220,000 of the Company’s shares. Total consideration received for the sale was $879,914. The net carrying value of SIM on July 7, 2015 was $912,254. As a result, the Group has recognized a loss of $32,340 on the sale of SIM. SIM’s operating results from January 1, 2015 to July 7, 2015 and for the year ended December 31, 2014 is reported as discontinued operations on the Group’s consolidated statements of income/(loss) and comprehensive income/(loss) for the years ended December 31, 2015 and 2014.

The results of SIM for the years ended December 31 are presented below:

	2015	2014
Rental income	$65,110	$250,629
Other revenues	9,021	16,568
Expenses	(96,857)	(206,920)
Operating (loss)/income	(22,726)	60,277
Finance costs	(18,564)	(141,158)
Loss before tax from discontinued operations	(41,290)	(80,881)
Deferred tax expense	(15,488)	(3,540)
Net loss from discontinued operations	(56,778)	(84,421)
Loss on foreign currency exchange on discontinued operation	(248,359)	–
Loss from discontinued operations	$(305,137)	$(84,421)

Loss per share:	2015	2014
Basic loss per share from discontinued operations	$(0.13)	$(0.03)
Diluted loss per share from discontinued operations	$(0.13)	$(0.03)

Net cash flows for SIM are as follows:

	2015	2014
Operating	$377,117	$238,792
Investing	(1,339)	(1,488)
Financing	(389,425)	(223,100)
Net cash inflow/(outflow)	$(13,647)	$14,204

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following is a condensed statement of financial position for SIM as of July 7, 2015 (date of disposition):

Investment properties	$2,672,288
Other current assets	(255,710)
Total assets	$2,416,578

Stockholder's equity	$912,255
Loans & borrowings	1,382,295
Other Liabilities	122,028
Total equity and liabilities	$2,416,578

Note 11 – Financial Instruments – Risk Management

The Group, through its subsidiaries, is exposed to the following financial risks through its operations:

●	Risks related to the general economic trend
●	Risks related to fund requirements
●	Other financial risks
●	Credit risks
●	Liquidity risk
●	Interest rate risk
●	Risk relevant to the environment

The Group is exposed to risks that arise from its use of financial instruments. This note describes the Group’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these consolidated financial statements.

There have been no substantive changes in the Group’s exposure to financial instruments risks, its objectives, policies and processes for managing those risks or the methods used to measure them during the period unless otherwise stated in this note.

i. Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

●	Trade and other receivables
●	Cash and cash equivalents
●	Trade and other payables
●	Revolving line of credit
●	Floating-rate bank loans and lease agreements
●	Interest rate swaps
●	Notes payable

A summary of the financial instruments held by category is provided below:

Financial assets

	December 31, 2016	December 31, 2015	December 31, 2014
Cash and cash equivalents	$55,393	$134,574	$165,091
Trade and other receivables	900,077	842,879	1,005,261
Total financial assets	$955,470	$977,453	$1,170,352

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial liabilities

	December 31, 2016		December 31, 2015		December 31, 2014
	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost
Trade and other payables	$–	$5,994,904	$–	$5,372,684	$–	$5,311,130
Loans and borrowings and notes payable	–	27,834,144	–	28,136,250	–	33,945,717
Derivatives financial liabilities	794,235	$–	2,733,836	$–	221,191	$–
Total financial liabilities	$794,235	$33,829,048	$2,733,836	$33,508,934	$221,191	$39,256,847

Financial instruments measured at fair value

	Fair value measurements at December 31, 2016 using
	Level 1	Level 2	Level 3
Financial liabilities
Derivative financial liabilities – convertible promissory notes	$–	$794,235	$–

	Fair value measurements at December 31, 2015 using
	Level 1	Level 2	Level 3
Financial liabilities
Derivative financial liabilities – convertible promissory notes	–	2,568,188	–
Derivative financial liabilities – interest rate swap agreement	–	165,648	–
Total financial liabilities	$–	$2,733,836	$–

	Fair value measurements at December 31, 2014 using
	Level 1	Level 2	Level 3
Financial liabilities
Derivative financial liabilities – interest rate swap agreements	$–	$221,191	$–

General objectives, policies and processes

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies.

The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility. Further details regarding these policies are set out below:

Risk related to the general economic trend

The Group performance is affected by the increase or decrease of the gross Italian national product. Europe experienced a general slowdown in its economy, especially in Italy during 2014 and 2015, with a slight improvement in the economic trend in Italy during 2016.

Related to fund requirements

Operations may not generate adequate financial resources for operations. The Group may need to raise necessary financial resources by obtaining new loans. If the Group attempts to obtain new loans in the future, management believes that the Group may encounter higher interest rate spreads and greater difficulties in obtaining long-term loans in comparison to the past.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other financial risks

The Group is exposed to financial risks associated with its business operations:

●	Credit risk in relation to normal trade transactions with customers;
●	Liquidity risk, with particular reference to the raising of financial resources associated with investments and the financing of working capital;
●	Market risks (mainly related to interest rates).

Credit risk

The granting of credit to end customers is subject to specific preliminary and on-going assessments of each tenant. Positions amongst trade receivables (if individually significant) for which objective partial or total non-recoverability is ascertained, are subject to individual write-down.

The Group’s cash is held with the following institutions:

Description	Rating	December 31, 2016	December 31, 2015	December 31, 2014

Cassa Rurale e Artigiana di Binasco Credito Coorperativo	N/A	$28,016	$87,046	$48,798
Banca Popolare di Vicenza	CCC	8,942	10,244	70,848
Banca Cassa di Risparmio di Asti	N/A	5,296	6,527	7,212
First Republic Bank	A-	4,467	22,989	20,890
Bank of China	A	3,246	1,406	9,215
ING Luxembourg	A	2,980	2,831	6,113
Banca Intesa Sanpaolo	BBB+	1,556	1,200	–
Banca Popolare Commercio e Industria	C+	417	1,781	1,252
M&T Bank	A-	–	427	427
Banca Popolare di Sondrio	BBB	–	–	231
Unicredit	BBB+	–	–	–
Total cash at bank		$54,920	$134,451	$164,986

Accounts at the institutions in United States are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. Accounts at the institutions in Italy are guaranteed by Interbank Deposit Protection Fund for up to €100,000. The Company performs ongoing evaluations of these institutions to limit its concentration of risk exposure.

Foreign exchange risk

The Subsidiaries transactions are denominated in Euros. Therefore, the fair value of the investment properties may decrease if the Euro to US dollar exchange rate decreases, while the loans and borrowings would decrease accordingly. Management believes the foreign exchange risk the Group encounters is relatively low.

Liquidity risk

Liquidity risk may manifest with regards to the inability to raise the financial resources necessary for the anticipated investments under good economic conditions and for financing working capital.

The Group has adopted a series of policies and processes aimed at optimizing the management of the financial resources, reducing the liquidity risk, such as the maintenance of an adequate level of available liquidity, and obtaining adequate credit facilities and the systematic monitoring of the forecast liquidity conditions.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

At December 31, 2016	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$5,914,549	$80,355	$–	$5,994,904
Loans and borrowings	4,206,847	5,021,073	16,089,243	25,317,163
Notes payable to stockholders	2,516,981	–	–	2,516,981
Derivative financial liabilities	794,235	–	–	794,235
Total	$13,432,612	$5,101,428	$16,089,243	$34,623,283

At December 31, 2015	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$5,372,684	$–	$–	$5,372,684
Loans and borrowings	5,087,208	4,034,053	17,686,726	26,807,987
Notes payable to stockholders	1,328,263	–	–	1,328,263
Derivative financial liabilities	2,733,836	–	–	2,733,836
Total	$14,521,991	$4,034,053	$17,686,726	$36,242,770

At December 31, 2014	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$5,311,130	$–	$–	$5,311,130
Loans and borrowings	23,146,771	2,028,761	7,092,648	32,268,180
Notes payable to stockholders	1,677,538	–	–	1,677,538
Derivative financial liabilities	221,191	–	–	221,191
Total	$30,356,630	$2,028,761	$7,092,648	$39,478,039

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

The Group’s objectives when maintaining capital are:

●	To safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and
●	To provide an adequate return to shareholders by pricing services commensurate with the level of risk.

Note 12 — Operating Leases – Group as Lessor

The Group has entered into leases on its property portfolio. The commercial property leases typically have lease terms between 6 and 9 years and include clauses to enable periodic upward revision of the rental charge according to prevailing market conditions. Some leases contain options to terminate before the end of the lease term.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future minimum rental receivable under non-cancellable operating leases as of December 31, 2016, 2015 and 2014 (with and without SIM) are as follows:

	2016	2015	2014 (without SIM)	2014 (with SIM)
Within 1 year	$2,333,431	$2,286,079	$2,989,757	$3,124,537
After 1 year, but not more than 5 years	7,015,823	7,152,466	9,994,180	10,505,324
More than 5 years	180,079	1,183,002	2,533,810	2,536,799
Total	$9,529,333	$10,621,547	$15,517,747	$16,166,660

The decrease from 2015 to 2016 was due to the passage of time shortening the non-cancellable portion of the lease terms. The significant decrease from 2014 to 2015 is due to the unwinding of Seba and Sale of SIM, respectively, and hence the transfer of the future rental receivable to its current owners.

Note 13 — Earnings/(loss) per share

Basic and diluted earnings/(loss) per share is computed by dividing profit/(loss) for the year by the weighted-average number of ordinary shares outstanding during the period.

Potentially dilutive securities include:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014

Warrants to purchase common stock	6,733,292	7,241,054	7,241,054
Common stock in the unit purchase option for underwriters	–	215,000	215,000
Options in the unit purchase option for underwriters to purchase common stock	–	215,000	215,000
Convertible promissory notes issued to underwriters and other related parties subject to possible conversion	99,243	113,385	112,100
Convertible promissory notes issued to shareholder subject to possible conversion	1,744,603	1,392,602	945,006
Options to purchase common stock	374,650	107,813	14,969
Total potential dilutive securities	8,951,788	9,284,854	8,743,129

The exercise price of the Company’s warrants to purchase common stock is $5.00, expiring on March 30, 2018. The warrants may be called for redemption by the Company only if the last sale price of its ordinary shares on the stock exchange equals or exceeds $15.00 per share for any 20 trading days within a 30 trading day period. During 2016, the Company recognized the forfeiture of 507,762 shares underlying warrants pursuant to the founders’ units issued at the Company’s IPO in 2011 (see note 19 — Shareholders’ Equity).

The exercise price of the 215,000 units underlying the unit purchase option (“UPO”) issued to underwriters was $12.00 and expired on March 24, 2016. No UPO’s were exercised through the expiration date.

The warrants, UPO, options to purchase common stock, and the convertible promissory notes subject to possible conversion are excluded from the computation of fully diluted earnings/(loss) per share as of December 31, 2016 and 2015, as their effect is anti-dilutive due to the net loss at the year end. As of December 31, 2014, the warrants, UPO, and options to purchase common stocks are excluded due to the exercise price being below the market price and hence their effect is anti-dilutive. However, the convertible promissory notes subject to possible conversion are included in the computation of fully diluted earnings/(loss) per share due to its dilutive effect.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following reflects the basic and diluted earnings/(loss) per share for the year ended December 31:

Basic earnings/(loss) per share	2016	2015	2014

From continuing operations	$(0.29)	$(3.16)	$1.37
From discontinued operations	–	(0.13)	(0.26)
Total basic earnings/(loss) per share	$(0.29)	$(3.29)	$1.11

Diluted earnings/(loss) per share	2016	2015	2014

From continuing operations	$(0.29)	$(3.16)	$1.28
From discontinued operations	–	(0.13)	(0.24)
Total diluted earnings/(loss) per share	$(0.29)	$(3.29)	$1.04

The earnings/(loss) and weighted average number of ordinary shares used in the calculation of basic earnings/(loss) per share for the year ended December 31 are as follows:

Basic earnings/(loss) per share	2016	2015	2014

Earnings/(loss) used in the calculation of basic earnings/(loss) per share	$(565,144)	$(7,256,549)	$4,231,604
Loss from discontinued operations used in the calculation of basic earnings/(loss) per share from discontinued operations	–	(56,778)	(812,285)
Loss on foreign currency exchange on discontinued operations	–	(248,359)	–
Earnings/(loss) used in the calculation of diluted earnings per share	$(565,144)	$(7,561,686)	$3,419,319

Weighted average number of ordinary shares for basic earnings/(loss) per share	1,954,651	2,299,462	3,098,017

The earnings/(loss) and weighted average number of ordinary shares used in the calculation of diluted earnings/(loss) per share for the year ended December 31 are as follows:

Diluted earnings/(loss) per share	2016	2015	2014

Earnings/(loss) used in the calculation of basic earnings/(loss) per share	$(565,144)	$(7,256,549)	$4,231,604
Interest on convertible promissory notes	–	–	185,985
Earnings/(loss) used in the calculation of diluted earnings/(loss) per share	(565,144)	(7,256,549)	4,417,589
Loss from discontinued operations used in the calculation of basic earnings/(loss) per share from discontinued operations	–	(56,778)	(812,285)
Loss on foreign currency exchange on discontinued operations	–	(248,359)	–
Earnings/(loss) used in the calculation of diluted earnings/(loss) per share	$(565,144)	$(7,561,686)	$3,605,304

Weighted average number of ordinary shares used in the calculation of basic earnings/(loss) per share	1,954,651	2,299,462	3,098,017
Shares deemed to be issued for no consideration:
Convertible promissory notes	–	–	354,254
Weighted average number of ordinary shares used in the calculation of diluted earnings/(loss) per share	1,954,651	2,299,462	3,452,271

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Property and Equipment

The table below shows the detailed movements which occurred in property and equipment during the years ended December 31, 2016, 2015 and 2014, considering cost and accumulated depreciation separately.

Cost or valuation	Plant and machinery	Industrial and commercial equipment	Office and office-related equipment	Total
Balance at January 1, 2014	273,964	1,112	12,521	287,597
Additions	3,926	–	2,478	6,404
Disposals	(12,457)	–	(2,177)	(14,634)
Revaluations	(31,083)	(123)	(825)	(32,031)
Balance at December 31, 2014	$234,350	$989	$11,997	$247,336
Additions	5,271	–	5,289	10,560
Disposals	(134,448)	–	–	(134,448)
Revaluations	(15,307)	(91)	(511)	(15,909)
Balance at December 31, 2015	$89,866	$898	$16,775	$107,539
Additions	–	–	1,480	1,480
Disposals	–	–	–	–
Revaluations	(120)	(22)	(211)	(353)
Balance at December 31, 2016	$89,746	$876	$18,044	$108,666

Accumulated depreciation	Plant and machinery	Industrial and commercial equipment	Office and office-related equipment	Total
Balance at January 1, 2014	18,730	108	3,002	21,840
Depreciation charge for the year	66,449	–	2,103	68,552
Balance at December 31, 2014	$85,179	$108	$5,105	$90,392
Depreciation charge for the year	469	–	3,114	3,583
Balance at December 31, 2015	$85,648	$108	$8,219	$93,975
Depreciation charge for the year	495	–	3,149	3,644
Balance at December 31, 2016	$86,143	$108	$11,368	$97,619

Property and equipment, net at December 31, 2014	$149,171	$881	$6,892	$156,944

Property and equipment, net at December 31, 2015	$4,218	$790	$8,556	$13,564

Property and equipment, net at December 31, 2016	$3,603	$768	$6,676	$11,047

Revaluations of the property and equipment arise from decreases in the 2016, 2015 and 2014 year-end Euro currency exchange rate as compared to the US Dollar from the prior year.

Note 15 — Investment Properties

Investment properties were valued on December 31, 2016, 2015 and 2014 using the discounted cash flow (DCF) method by an independent qualified professional valuation expert. The methods and assumptions adopted for the real estate appraisals carried out by the expert in determining the fair value of the investment property are in accordance with IAS 40, Investment Property.

The Group currently has no obligations to purchase, construct new investment properties or develop the existing investment properties.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Investment properties valuation at December 31, 2016, 2015 and 2014 are shown in the table below:

Cost or valuation	Investment Properties
Balance at January 1, 2014	$72,877,131
Additions	–
Disposals	(18,973,683)
Revaluation adjustment	290,425
Currency exchange rate adjustment	(6,564,336)
Balance at December 31, 2014	$47,629,537
Additions	–
Disposals	(3,412,482)
Revaluation adjustment	(2,271,703)
Currency exchange rate adjustment	(4,538,269)
Balance at December 31, 2015	$37,407,083
Additions	–
Disposals	–
Revaluation adjustment	(563,477)
Currency exchange rate adjustment	(1,057,553)
Balance at December 31, 2016	$35,786,053

Details of the investment properties is as follows:

Location, address	2016 Fair Value, Level 3	2015 Fair Value, Level 3	2014 Fair Value, Level 3
Milano, Corso Europa 22	$5,339,312	$5,565,238	$7,768,842
Buccinasco, Via Lucania 2-4-6	16,492,776	17,396,117	19,760,934
Buccinasco, Via Privata Mulino 24	981,336	1,096,759	1,222,201
Buccinasco, Via Lazio 95	3,703,752	3,887,522	4,525,774
Buccinasco, Via Bruno Buozzi 22	849,436	879,579	1,512,625
Buccinasco, Via Emilia 30	162,501	166,143	193,616
Assago, Via Isaac Newton 9	–	–	2,952,644
Rozzano, Milanofiori, Building A5	2,437,512	2,454,134	2,807,432
Rozzano, Milanofiori, Building N1	3,397,744	3,464,021	4,053,835
Rozzano, Milanofiori, Building Q5	1,018,268	1,031,605	1,173,797
Rozzano, Milanofiori, Building Q7	1,403,416	1,465,965	1,657,837
Total	$35,786,053	$37,407,083	$47,629,537

At December 31, 2016, 2015 and 2014, all investment properties are in the commercial rental category.

The significant decrease in the 2015 fair value of the total commercial rental properties from 2014 is primarily due to the sale of SIM in July 2015. SIM’s sole asset consisted of the property located at Via Newton 9, Milan, Italy. Separately in April 2015, the Group sold a small portion of the investment property on Via Buozzi in Buccinascao consisting of two warehouse spaces. The Group retained the ownership of the remaining portion of the property after the sale. The decrease in the 2015 fair value of the property at Corso Europa is primarily due to certain office spaces vacant for a period of time during 2015 and the rental income from the new replacement tenants being lower than the prior tenants, affecting the overall income stream assumption used in the DCF method valuation. The overall reduction of the portfolio’s fair value from 2015 to 2016 mainly reflects the 2.83% decrease in the 2016 year-end Euro currency exchange rate, compared to the US Dollar from the prior year.

The portfolio of properties has low vacancy rates. The properties have an average lease expiration of approximately 6 years. The properties comprising the portfolio are commercial real estate assets.

During 2015 and 2014, the economic recession in Italy has continued to affect the real estate industry causing a general delay in rental payments and sometimes an early termination of outstanding leasing agreements. Nevertheless, the amount of rental fees is essentially unchanged compared to previous years. During 2016, the general economy in Italy has improved, compared to 2015. The largest improvement in the real estate sector in Milan was in the residential assets; while in the commercial market, transactions slightly increased with a stable stream of bids and demand. In the office market, Milan’s market was stationary. In the warehouse and industrial real estate segment, the demand has grown slightly over prior year.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under the DCF method, a property’s fair value is estimated using explicit assumptions regarding the benefits and liabilities of ownership over the asset’s life including an exit or terminal value. As an accepted method within the income approach to valuation, the DCF method involves the projection of a series of cash flows on real property interest. To this projected cash flow series, an appropriate, market-derived discount rate is applied to establish the present value of the cash inflows associated with the real property.

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

The Group has set up a policy of engaging an independent qualified professional valuation expert to value the investment properties on an annual basis at the end of each year. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. The valuation performed by the independent qualified professional valuation expert is reviewed by the Group’s CEO, CFO, and certain members of the Board of Directors.

The summary of the unobservable inputs used for the year ended December 31, 2016 are as follow:

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used

Milano, Corso Europa 22	$5,339,312	DCF	ERV	$475 per sq meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	4.96%
			Cap rate	4.3%

Buccinasco, Via Lucania 2-4-6	16,492,776	DCF	ERV	$88 per sq meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	8.56%
			Cap rate	7.5%

Buccinasco, Via Privata Mulino 24	981,336	DCF	ERV	$185 per sq meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	7.36%
			Cap rate	6.9%

Buccinasco, Via Lazio 95	3,703,752	DCF	ERV	$73 - $103 per sq meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	8.66%
			Cap rate	7.5%

Buccinasco, Via Bruno Buozzi 22	849,436	DCF	ERV	$103 per sq meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Buccinasco, Via Emilia 30	162,501	DCF	ERV	$61 per sq meter, $422 per parking space
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	8.76%
			Cap rate	7.6%

Rozzano, Milanofiori, Building A5	2,437,512	DCF	ERV	$135 per sq meter, $950 per parking space
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building N1	3,397,744	DCF	ERV	$74 - $135 per sq meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q5	1,018,268	DCF	ERV	$135 per sq meter, $950 per parking space
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q7	1,403,416	DCF	ERV	$135 per sq meter, $950 per parking space
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Total	$35,786,053

The summary of the unobservable inputs used for the year ended December 31, 2015 are as follow:

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used

Milano, Corso Europa 22	$5,565,238	DCF	ERV	$499 per sq meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	4.96%
			Cap rate	4.3%

Buccinasco, Via Lucania 2-4-6	17,396,117	DCF	ERV	$91 per sq meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	8.46%
			Cap rate	7.4%

Buccinasco, Via Privata Mulino 24	1,096,759	DCF	ERV	$192 per sq meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	7.26%
			Cap rate	6.8%

Buccinasco, Via Lazio 95	3,887,522	DCF	ERV	$75 - $106 per sq meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	8.56%
			Cap rate	7.4%

Buccinasco, Via Bruno Buozzi 22	879,579	DCF	ERV	$106 per sq meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Buccinasco, Via Emilia 30	166,143	DCF	ERV	$64 per sq meter, $434 per parking space
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	8.66%
			Cap rate	7.5%

Rozzano, Milanofiori, Building A5	2,454,134	DCF	ERV	$139 per sq meter, $977 per parking space
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building N1	3,464,021	DCF	ERV	$76 - $139 per sq meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q5	1,031,605	DCF	ERV	$139 per sq meter, $977 per parking space
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q7	1,465,965	DCF	ERV	$139 per sq meter, $977 per parking space
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%
Total	$37,407,083

The summary of the unobservable inputs used for the year ended December 31, 2014 are as follow:

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used

Milano, Corso Europa 22	$7,768,842	DCF	ERV	$569 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	4.9%
			Cap rate	4.3%

Buccinasco, Via Lucania 2-4-6	19,760,934	DCF	ERV	$103 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	8.4%
			Cap rate	7.4%

Buccinasco, Via Privata Mulino 24	1,222,201	DCF	ERV	$218 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	7.2%
			Cap rate	6.8%

Buccinasco, Via Lazio 95	4,525,774	DCF	ERV	$85 - $121 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	7.9%
			Cap rate	7.4%

Buccinasco, Via Bruno Buozzi 22	1,512,625	DCF	ERV	$61 - $121 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	7.9%
			Cap rate	7.4%

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Buccinasco, Via Emilia 30	193,616	DCF	ERV	$73 per sq meter, $484 per parking space
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	8.2%
			Cap rate	7.5%

Assago, Via Isaac Newton 9	2,952,644	DCF	ERV	$97 - $157 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.2%
			Cap rate	5.5%

Rozzano, Milanofiori, Building A5	2,807,432	DCF	ERV	$48 - $169 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.4%
			Cap rate	5.5%

Rozzano, Milanofiori, Building N1	4,053,835	DCF	ERV	$85 - $157 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.2%
			Cap rate	5.5%

Rozzano, Milanofiori, Building Q5	1,173,797	DCF	ERV	$157 per sq meter, $1,089 per parking space
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.2%
			Cap rate	5.5%

Rozzano, Milanofiori, Building Q7	1,657,837	DCF	ERV	$157 per sq meter, $1,089 per parking space
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.2%
			Cap rate	5.5%

Total	$47,629,537

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sensitivity analysis to significant changes in unobservable inputs within Level 3 of the hierarchy

The significant unobservable inputs used in the fair value measurement categorized within Level 3 of the fair value hierarchy of the entity’s portfolios of investment property are:

●	Estimated rental value (ERV)
●	Rental growth p.a.
●	Discount rate
●	Gross capitalization rate

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

Note 16 — Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following at December 31:

	2016	2015	2014
Prepaid expenses	$66,958	$155,256	$149,493
Other current assets	–	–	24,202
Total prepaid expenses and other current assets	$66,958	$155,256	$173,695

Other current assets consist of a non-interest earning fixed deposit at a bank. This fixed deposit is a requirement by the finance lease creditor of one of the Subsidiaries in connection with the finance lease. The amount of the fixed deposit is determined by the finance lease creditor with consideration of the total value of the finance lease.

Note 17 — Trade and Other Receivables

Trade and other receivables consist of the following at December 31:

	2016	2015	2014
Trade receivables	$154,642	$686,745	$890,219
Less: bad debt provision	(50,426)	(488,978)	(521,111)
Trade receivables, net	104,216	197,767	369,107
Other receivables (taxes receivable, unbilled revenue and maintenance charges)	652,724	645,112	549,083
Due from Lanati	–	–	87,071
Total trade and other receivables, net current portion	$756,940	$842,879	$1,005,261

Other receivables - taxes receivables	$143,137	$–	$–
Total trade and other receivables, net non-current portion	$143,147	$–	$–

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Lanati was one of the sellers of the investment properties and a current shareholder of the Group, and performed maintenance and other services for the Group’s investment properties. The Group leases office and parking spaces to Lanati and pays certain expenses on Lanati’s behalf. The amount due from Lanati was $87,071 at December 31, 2014and the amount due to Lanati was $0 at December 31, 2014 (see note 24 — Trade and Other Payables). In October 2014 and July 2015, the Group reached various agreements with Lanati for the offsetting of certain receivables (due from Lanati) and payables (due to Lanati). The total amount offset in October 2014 and July 2015 was approximately $1,926,217 and $1,544,265, respectively (see note 22 — Related Party Transactions and Balances).

Details of the Group’s bad debt provision at December 31 are as follows:

	2016	2015	2014
At January 1	$488,978	$521,111	$877,842
Provided during the year	–	29,313	29,263
Receivable written off during the year as uncollectible	(35,612)	(19,092)	(244,723)
Unused amount reversed	(389,116)	(30,840)	–
Currency exchange rate and other adjustment	(13,824)	(11,514)	(141,271)
At December 31	$50,426	$488,978	$521,111

Note 18 — Cash and Cash Equivalents

Cash and cash equivalents at December 31 is comprised of the following:

	2016	2015	2014
Cash at bank	$54,920	$134,451	$164,986
Cash on hand	473	123	105
Total cash and cash equivalent	$55,393	$134,574	$165,091

Note 19 — Shareholders’ Equity

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share.

On December 18, 2014, the Company ceased control of Seba through the closing of the Seba Purchase Agreement in exchange for the return of 497,308 of the Company’s shares. These shares were canceled immediately upon their return. Separately, 253,881 shares of the founders’ shares were forfeited during 2014 as a result of pre-determined stock price target not being reached pursuant to conditions set forth during the Company’s IPO in 2011.

On July 7, 2015, the Company ceased control of SIM through the closing of the SIM Purchase Agreement in exchange for the return of 220,000 of the Company’s shares. 134,200 shares (61%) were canceled immediately upon their return, 85,800 shares (39%) remained as the Company’s treasury shares. Separately in 2015, an additional 253,881 shares of the founders’ shares were forfeited as a result of pre-determined stock price target not being reached pursuant to conditions set forth during the Company’s IPO in 2011.

As of December 31, 2016, 2015 and 2014, there were 1,954,651, 1,954,651 and 2,428,532 ordinary shares outstanding, respectively. As of December 31, 2016 and 2015, there were 85,800 shares as treasury shares.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share Premium

As a result of the Company ceasing control of Seba on December 18, 2014, the Group derecognized the carrying amounts of the net assets and liabilities of Seba at December 18, 2014, which were determined to be in aggregate of $3,243,538. Seba’s equity accounts were derecognized from the Group’s share premium to reflect this cashless transaction.

In connection with ceasing control of SIM on July 7, 2015, the Group derecognized the assets and liabilities of SIM from the consolidated statements of financial position. The Group further recognized the loss associated with the loss of control attributable to the former controlling interest. Following the ceasing of control, the Group did not retain an investment in SIM. Therefore, no retained interest remeasurement is necessary.

Note 20 — Loans and Borrowings

The book value of loans and borrowings consist of the following:

Loans and borrowings	2016	2015	2014
Non-current
Bank loans	$4,179,528	$4,301,125	$4,713,816
Finance lease creditor	16,054,972	16,518,357	3,403,210
Other loans	875,816	901,297	1,004,383
Total non-current	21,110,316	21,720,779	9,121,409

Current
Revolving lines of credit	711,675	680,075	780,669
Bank loans	1,683,705	1,660,946	2,093,671
Finance lease creditor	921,634	1,856,354	19,382,598
Other loans	889,833	889,833	889,833
Total current	4,206,847	5,087,208	23,146,771

Total loans and borrowings	$25,317,163	$26,807,987	$32,268,180

From 2014 to 2015, the decrease in finance lease creditor (current and non-current combined) was due to the sale of SIM to its previous owner and the decrease in year-end Euro exchange rate to US dollar from prior year. As a result of the SIM Unwind, the related loan and borrowing was transferred to its previous owner following the sale of SIM (see note 10 — Discontinued Operations).

Bank loans

Bank loans include both secured and unsecured bank loans. Certain bank loans are secured by the investment properties. In addition to using the investment properties as collateral, some of the loans are further personally guaranteed by the former owners of the properties. The total fair value of the investment properties used as collateral was $9,043,064, $9,452,760 and $12,294,616 as of December 31, 2016, 2015 and 2014 respectively.

The tables below show the detail of bank loans by expiry date and rate. All bank loan contracts provide for floating rates.

2016	Floating rate	Total

Expiry within 1 year (current)	$1,683,705	$1,683,705
Expiry within 1 and 5 years (non-current)	1,438,478	1,438,478
Expiry in more than 5 years (non-current)	2,741,050	2,741,050
Total	$5,863,233	$5,863,233

2015	Floating rate	Total

Expiry within 1 year (current)	$1,660,946	$1,660,946
Expiry within 1 and 5 years (non-current)	1,507,833	1,507,833
Expiry in more than 5 years (non-current)	2,793,292	2,793,292
Total	$5,962,071	$5,962,071

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2014	Floating rate	Total

Expiry within 1 year	$2,093,671	$2,093,671
Expiry within 1 and 5 years	1,247,032	1,247,032
Expiry in more than 5 years	3,466,784	3,466,784
Total	$6,807,487	$6,807,487

As of December 31, 2016, 2015 and 2014, the effective interest rate varies from EURIBOR+1.125% to EURIBOR+2.554%. This amounted to 0.805% to 2.234% as of December 31, 2016.

During 2014, one of the Subsidiaries missed certain scheduled repayments on a bank loan totaling $193,011 in principal and $22,680 in interest. Except for these missed scheduled repayments, the Group has been current on all scheduled repayments since the beginning of 2014. According to the applicable mortgage agreement, missing scheduled payments can cause the bank to request immediate repayment of the residual debt totaling approximately $1,515,720 as of December 31, 2014. Management initiated negotiations with the bank to postpone repayment for 12 months in 2014. Separately during 2014, one of the other Subsidiaries missed certain scheduled finance lease payments to the leasing department of the same bank. As of the date of this report, the bank official, on the Group’s behalf, is in negotiation with their leasing department on the issuance of a final moratorium. As the negotiation is in the final stage, management believes the risk of the bank demanding immediate repayment of the full residual debt is very low. However, there can be no assurance the bank will not decide to refuse granting the postponement to the Group and request immediate repayment of the residual debt. As a result of this possibility, Management has classified such residual debt as current loans and borrowings as of December 31, 2016, 2015 and 2014.

Revolving lines of credit

The Group has outstanding balances at December 31, 2016, 2015 and 2014 as follows:

2016	Floating rate	Fixed rate	Total

Expiry within 1 year (current)	$356,309	$355,366	$711,675
Expiry within 1 and 5 years (non-current)	–	–	–
Expiry in more than 5 years (non-current)	–	–	–
Total	$356,309	$355,366	$711,675

2015	Floating rate	Fixed rate	Total

Expiry within 1 year (current)	$318,063	$362,012	$680,075
Expiry within 1 and 5 years (non-current)	–	–	–
Expiry in more than 5 years (non-current)	–	–	–
Total	$318,063	$362,012	$680,075

2014	Floating rate	Fixed rate	Total

Expiry within 1 year	$377,251	$403,418	$780,669
Expiry within 1 and 5 years	–	–	–
Expiry in more than 5 years	–	–	–
Total	$377,251	$403,418	$780,669

The facilities expiring within 1 year are annual facilities subject to renewal at various dates. As at December 31, 2016, 2015 and 2014, the effective interest rate varies from 4.86% to 15.50%, 5.50% to 15.50%, and 5.726% to 15.25% respectively.

The revolving lines of credit are unsecured, and personally guaranteed by the former owners of the properties. The total revolving lines of credit approved by the bank as of December 31, 2016, 2015 and 2014 were $110,796, $575,527 and $806,607, respectively. The total balances of the revolving lines of credit as of December 31, 2016, 2015 and 2014 were $107,059, $680,075 and $780,699, respectively. The revolving lines of credit were overdrawn on December 31, 2015. The overdrawn amounts were agreed to with the lender and not considered an event of default. During 2016, two of the lines of credit were revoked and one of the lines of credit expired without a renewal contract (all from the same lender). The balance on these three lines of credit, totaling $604,616, remain outstanding as of December 31, 2016. As of the date of this report, the Group has initiated a legal dispute as the plaintiff with the lender to obtain the forfeiture of these outstanding balances. The Company and the lender are pursuing active negotiations on the position of these outstanding balances and during the negotiation, the outstanding balances are considered in default. However, there can be no assurance the Company can obtain the forfeiture of these outstanding balances.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Finance lease creditor

See note “Finance leases” below.

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

Current other loans consist of an interest bearing convertible promissory note with the underwriters (see Note 23 — Note Payable to Underwriters).

Note 21 — Finance Leases

The Group leases all of its real estate properties except for the properties located in Via Lazio 95 in Buccinasco, Via Buozzi 22 in Buccinasco, and Corso Europa 22 in Milan.

Such assets are classified as finance leases as the Group has the right to purchase the assets outright at the end of the minimum lease term by paying a nominal amount. The total fair value of the investment properties that carried finance leases was $25,731,052, $26,908,602 and $33,628,679 as of December 31, 2016, 2015 and 2014, respectively.

Future minimum lease payments due are as follows:

2016	Minimum lease payments	Interest	Present value

Less than one year	$1,920,618	$998,984	$921,634
Later than one year and not later than five years	6,739,259	3,156,663	3,582,596
Later than five years	16,073,358	3,600,982	12,472,376
Total	$24,733,235	$7,756,629	$16,976,606

2015	Minimum lease payments	Interest	Present value

Less than one year	$3,514,879	$1,658,525	$1,856,354
Later than one year and not later than five years	5,952,787	3,426,567	2,526,220
Later than five years	18,934,300	4,942,163	13,992,137
Total	$28,401,966	$10,027,255	$18,374,711

2014	Minimum lease payments	Interest	Present value

Less than one year	$28,431,853	$9,049,255	$19,382,598
Later than one year and not later than five years	1,270,379	488,650	781,729
Later than five years	3,159,958	538,477	2,621,481
Total	$32,862,190	$10,076,382	$22,785,808

As at December 31, 2016, 2015 and 2014, the effective interest rate varies from EURIBOR+1.4% to EURIBOR+2.762%. This amounted to 1.08% to 2.442%, 1.27% to 2.632% and 1.478% to 2.840% as of December 31, 2016, 2015 and 2014, respectively.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The present value of the future minimum lease payments are categorized as follows:

	2016	2015	2014

Current liabilities	$921,634	$1,856,354	$19,382,598
Non-current liabilities	16,054,972	16,518,357	3,403,210
Total	$16,976,606	$18,374,711	$22,785,808

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

During 2015, two of the three affected finance lease creditors granted the Group modification repayment plans. As of December 31, 2015, Management was still undergoing negotiations with the remaining affected finance lease creditor and could not provide assurance that this finance lease creditor would not decide to refuse granting the requested modification repayment plans to the Group. As a result, the Group classified this one residual finance lease as current loans and borrowings as of December 31, 2015. During 2016, the Group successfully obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this finance lease as current loans and borrowing as of December 31, 2016.

In addition, during 2016, one of the Subsidiaries missed certain scheduled payment to a finance lease creditor, but has since obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this affected finance lease as current loans and borrowing as of December 31, 2016.

Note 22 — Related Party Transactions and Balances

The Company entered into five non-interest bearing unsecured promissory notes with one director of the Company which amounted to $420,000. The notes were to be repaid on the earlier of consummation of the Business Combination or liquidation of the Company. At the closing of the Business Combination, the funds released from the Trust Account were less than the aggregate of all payables. The director agreed to extend the repayment date of the $420,000 promissory note to a later date to be determined by mutual agreement between the Company and the director.

On July 1, 2014, all the aforementioned non-interest bearing unsecured promissory notes amounting to $420,000 and $230,000 of reimbursable expenses owed to one director, and an additional cash injection of $30,000 to the Company on June 26, 2014 were converted to an interest bearing unsecured convertible promissory note of $680,000 with an interest rate of 10% per annum, compounding annually. The note matures on the earlier of (i) the date on which the Company liquidates and winds-up its affairs, or (ii) June 30, 2015 (one year from the date of the interest bearing unsecured note). The convertible feature grants the payee the option to convert the principal sum and any unpaid interest for the lower of (1) $2.29 per share, or (2) the price per share of the Company’s next round of financing. Following the conversion of this aforementioned non-interest bearing unsecured promissory note to an interest bearing unsecured convertible promissory note, the Company further entered into various additional interest bearing unsecured convertible promissory notes during 2014, 2015 and 2016 which amounted to $3,175,000 with the same interest rate and similar convertible feature as the previously converted notes. During 2016 and 2015, the interest bearing unsecured convertible promissory notes from 2015 and 2014 reached maturity. The Company was not in a position to repay the notes or the accrued interest. As a result, the Company issued new interest bearing unsecured convertible promissory notes (“Roll-over Notes”) to the director for the principal and accrued unpaid interest. These Roll-over Notes have the same interest rate and similar convertible feature as the original convertible notes. The total interest bearing unsecured promissory note payable to this director amounted to $3,608,100, $2,671,000 and $1,660,000 as of December 31, 2016, 2015 and 2014, respectively. Due to the specific terms of the convertible feature on these promissory notes, these notes are classified as convertible notes with an embedded derivative liability. The host loan is accounted for at amortized cost, with an embedded derivative liability being measured at fair value with changes in value being recorded in profit and loss. The embedded derivative liability is calculated first and the residual value is assigned to the debt host liability component. Amortization expense for the years ended December 31, 2016 and 2015 amounted to $2,132,808 and $1,922,943, respectively, with the unamortized portion amounting to $1,122,997 and $1,363,000, respectively. The derivative liability related to these promissory notes as of December 31, 2016 and 2015 was $794,235 and $2,568,188, respectively (see note 26 — Derivative Financial Liabilities). As of the date of this report, the convertible right had not been exercised. The Company has an interest payable to this director in the amount of $581,648, $267,464 and $51,875 as of December 31, 2016, 2015 and 2014, respectively (see note 32 — Subsequent Events).

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

From time to time, the Company’s executives incurred expenses on behalf of the Company for various office and travel expenses prior to the Business Combination and following the management change by way of majority shareholder consent on May 5, 2014. No interest is charged by the executives on any outstanding balance owed by the Company. For the years ended December 31, 2016, 2015 and 2014, total expenses paid by the executives on behalf of the Company totaled $136,591, $141,022 and $127,371, respectively. Of these amounts, $136,591, $141,022 and $120,768 has not been repaid to the Company’s executives as of December 31, 2016, 2015 and 2014, respectively.

Separately on December 16, 2014, the Company and one of the current officers agreed to convert $18,000 of the outstanding balance owed by the Company to an interest bearing unsecured promissory note with the same interest rate and similar convertible feature as the ones aforementioned between the Company and the director. The outstanding balance arose from the services the officer provided to the Company after the Business Combination and before becoming the current officer of the Company. During 2015, at the maturity of this note, the Company was not in a position to repay this note or the accrued interest. The Company issued new unsecured convertible promissory notes to this officer. Similar to the aforementioned Roll-over Notes between the Company and the director, the principal amount of this new note consisted of the original principal amount plus the accrued unpaid interest with the same interest rate and similar convertible feature. On December 16, 2016, the maturity of the roll-over note, the note was not renewed. The Company and the officer have agreed on an installment repayment plan of $2,500 per month for the principal and interest related to this matured note.

In connection to the management change by way of majority shareholder consent on May 5, 2014, a non-employee consultant from prior to the Business Combination became an officer of the Company. The outstanding amount of $55,000 for services provided by the consultant had not been paid by the Company as of December 31, 2015 and 2014 and was classified as due to related party as of December 31, 2014 and 2015. The outstanding amount was fully repaid as of December 31, 2016.

The Company agreed to pay Kaiyuan Real Estate Development (“Kaiyuan”) a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing March 24, 2011 and ending on the consummation of its Business Combination. Kaiyuan is an affiliate of Mr. Yong Hui Li, the Company’s chairman prior to the Business Combination. Total expenses incurred under this agreement for the years ended December 31, 2016, 2015 and 2014 were $0, $0 and $64,833, respectively. Commencing on February 1, 2012, and ending January 31, 2013, the Company rented additional office space, administrative services and secretarial support in Taipei. Fees for the additional office space, administrative services and secretarial support were deducted from the $7,500 monthly fee paid to Kaiyuan by the Company. The Company has a payable to Kaiyuan of $203,312 as at December 31, 2016, 2015 and 2014.

Mr. Cesare Lanati (the former owner of certain subsidiaries and current stockholder of the Group) performed maintenance and other services for the Group’s investment properties. The Group leases office and parking spaces to Lanati and pays certain expenses on Lanati’s behalf. During 2015 and 2014, the Group reached various agreements with Lanati offsetting certain receivables and payables (see Note 17 — Trade and Other Receivables, and Note 24 — Trade and Other Payables).

In April 2016, a director classified as a related party was granted $248,000 as compensation for the year ended December 31, 2015. In addition, in April 2016, the Company granted 100,000 stock options to the same director for the services provided in 2015, pursuant to which 60% vested immediately with the remaining balance vesting over 14 months following the grant date. The fair value of the options granted to this director using the Black-Scholes option-pricing model is $88,400 (see Note 28 — Share-Based Payment). Separately, in April 2016, the Company granted compensation of $248,000 to the Chief Executive Officer and 100,000 stock options at an exercise price of $2.94 per share for services provided in 2015. 60% of the stock options granted vested immediately on the grant date with remaining balance vesting over 14 months following the grant date. The fair value of the stock options granted to the Chief Executive Officer using the Black-Scholes option-pricing model is $88,400. Further, in April 2016, the Company granted additional compensation of $93,000 in 2015 to the Chief Financial Officer and 30,000 stock options at an exercise price of $2.94 for services provided in 2015. The stock options granted vest over 18 months from the grant date. The fair value of the stock options granted to the Chief Financial Officer using the Black-Scholes option-pricing model is $26,520. All 2015 compensation amounts were accrued as due to related parties as of December 31, 2016 and 2015. Further, in March 2017, the Company granted compensation of $50,000 to its Chief Executive Officer as compensation for services rendered during 2016, which has been accrued as due to related parties as of December 31, 2016.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 23 — Note Payable to Underwriters

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC (“Chardan”) for the total remaining amount of $889,833 due to the underwriter at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. The Company has an interest payable to Chardan in the amount of $420,448, $327,229 and $134,036 as of December 31, 2016, 2015 and 2014, respectively. George Kaufman, one of the Group’s directors, is an employee of Chardan.

Note 24 — Trade and Other Payables

Details of trade and other payables at December 31 are as follows:

	2016	2015	2014
Accrued expenses	$2,789,476	$2,863,516	$2,740,729
Interest payables	796,175	560,835	252,939
Trade account payables	2,295,501	1,834,773	2,176,742
Other payables - social security payments	33,397	113,560	140,720
Total trade and other payables, current	$5,914,549	$5,372,684	$5,311,130

Other payables - social security payments	$63,143	$–	$–
Other payables - property taxes payments	17,212	–	–
Total trade and other payables, non-current	$80,355	$–	$–

Book values approximate fair value at December 31, 2016, 2015 and 2014.

Note 25 — Other Liabilities and Other Deferred Income

Details of accrued expenses and other deferred income at December 31 are as follows:

	2016	2015	2014
Other deferred income	$301,800	$276,496	$360,700
Other Liabilities	–	82,138	76,503
Total accrued expenses and other deferred income	$301,800	$358,634	$437,203

Other deferred income consists of rental income and condominium expenses reimbursement invoiced to certain tenants immediately before the actual leasing period (prepayment from tenants). Accrued expenses consist of certain interest and condominium expenses.

Note 26 — Derivative Financial Liabilities

The fair value of derivative financial liabilities from a derivative financial instrument is considered current.

The fair value of the Group’s interest rate derivatives is determined by Management using inputs based on bank quotes. The fair value of the Group’s convertible promissory notes derivatives is determined by Management using a valuation model based on certain inputs that are observable.

	2016	2015	2014
Derivatives not designated as hedging instruments
Conversion feature on promissory notes	$794,235	$2,568,188	$–
Interest rate swaps	–	$165,648	$221,191
Total derivatives not designated as hedging instruments	$794,235	$2,733,836	$221,191

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Interest rate swaps

The Group entered into interest rate swap contracts by using floating-to-fixed interest rate swaps. The interest rate swap contracts were linked to a part of a leasing contract. The interest rate swap contract was closed during 2016. As a result of the termination of the interest rate swap contract the amount owed to the financial institution is $143,719 at December 31, 2016. The notional value as at December 31, 2015 and 2014 is equal to $1,432,225 and $1,668,905, respectively. The change in fair value during the years ended December 31, 2016, 2015 and 2014 amounted to $18,096, $33,558 and $75,623, respectively.

The convertible promissory notes issued to a certain director were classified as convertible promissory notes with an embedded derivative liability. The host notes are accounted for at amortized cost, with an embedded derivative liability being measured at fair value with changes in value being recorded in the accompanying consolidated statements of income/(loss) and comprehensive income/(loss). The notional value as of December 31, 2016 was $794,235. The change in fair value during the year ended December 31, 2016 was $3,085,253.

The summary of the observable inputs used for the year ended December 31, 2016 and 2015 are as follow:

	Year ended December 31, 2016	Year ended December 31, 2015

Conversion price	$1.40 - $3.55	$1.40 - $3.55
Stock price	$1.80 - $3.55	$1.25 - $4.00
Risk-free interest rate	0.44% - 0.92%	0.09% - 0.71%
Expected term (in years)	0.01 - 1	0.09 - 1
Average stock price volatility	100.60%	141.03%

Note 27 — Provisions

As of December 31, provisions are comprised of the following:

	2016	2015	2014
Post-employment benefits	$35,734	$22,464	$11,987
Tax liabilities	4,474	5,364	9,084
Other provisions	–	142,514	158,814
Total provisions	$40,208	$170,342	$179,885

Post-employment benefits provision relates to two of the Subsidiaries that have employees in Italy. The amount is based on a certain percentage of the salary paid to the employees each pay period. The amount will be paid to the employees when employment ceases pursuant to the local Italian law.

Tax liabilities provision is related to a type of tax imposed by the tax authority in Italy in 2011, applicable to three of the Group’s subsidiaries. This law allows the Group to deduct a portion of the tax paid in 2011 to be partially reversed each year over a certain number of years until the provision is fully extinguished.

The other provisions refer to probable liabilities derived from legal disputes underway from one of the subsidiaries. This provision liability is estimated based on Management’s evaluation of the amounts at risk and legal considerations. There are uncertainties that relate to whether claims will be settled by payment or if the subsidiary is successful in defending any action (see note 29 — Contingencies and Commitments). The significant reduction of other provisions from 2015 to 2016 is due to the settlement and payment of the last remaining legal dispute during 2016, therefore releasing the potential liabilities of this legal dispute. The settlement amount was received in 2016 from the said third party and recorded in the Group’s other revenue. As of the date of this report, there is no other significant legal dispute that poses risk with probable loss.

Note 28 — Share-Based Payment

On February 25, 2010, the Company’s board of directors authorized and issued 20,000 stock options, each option to purchase one ordinary share of the Company, to directors and consultants of the Company.  In November 2010, September 2015 and April 2016, the Company’s board of directors authorized to reserve an additional 200,000, 280,000 and 200,000 stock options, respectively, for issuance to directors and consultants of the Company from time to time, bringing the total authorized to an aggregate of 700,000 stock options.

In May and September 2014, the Company’s board of directors granted 62,000 stock options to an officer and an employee, and 7,500 stock options to certain employees of the Subsidiaries.

In May and September 2015, the Company’s board of directors granted 125,500 stock options to a director and certain employees of the Subsidiaries.

In January, April and October 2016, the Company’s board of directors granted 150,000 stock options to two directors, 140,000 stock options two officers, and 23,000 stock options to two external consultants.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the stock option activity for the years ended December 31, 2016, 2015 and 2014:

	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2014	7,500	0.001	3.44	52,493
Granted	69,500	–	–	60,847
Exercised	–	–	–	–
Cancelled	–	–	–	–
Outstanding at December 31, 2014	77,000	$0.669	4.40	$67,414
Granted	125,500	–	–	346,280
Exercised	–	–	–	–
Cancelled	–	–	–	–
Outstanding at December 31, 2015	202,500	$2.759	5.00	413,693
Granted	313,000	–	–	329,871
Exercised	–	–	–	–
Cancelled	(31,250)	–	–	–
Outstanding and exercisable at December 31, 2016	484,250	$1.132	5.00	$743,564

The following table summarizes the unvested stock option activity during the period from January 1, 2014 to December 31, 2016:

Number of shares
Unvested January 1, 2014	–
Granted	69,500
Vested	(7,469)
Cancelled	–
Unvested December 31, 2014	62,031
Granted	125,500
Vested	(92,844)
Cancelled	–
Unvested December 31, 2015	94,687
Granted	313,000
Vested	(293,488)
Cancelled	(31,250)
Unvested December 31, 2016	82,949

The fair value assigned to the vested increments of these awards was estimated at the grant date of the stock options using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014

Stock price	$1.80 - $3.55	$1.25 - $4.00	$1.25 - $8.50
Risk-free interest rate	0.94% - 2.10%	1.18% - 1.81%	1.49% - 1.76%
Expected term (in years)	5.0	5.0	4.4
Weighted average expected stock price volatility	34.28%	71.32%	52.76%
Expected dividend yield	0%	0%	0%
Weighted average grant-date fair value of options granted	$1.0539	$2.7592	$0.6688

For the years ended December 31, 2016, 2015 and 2014, Management used the following assumptions for the Black-Scholes inputs: On the option valuation date, the current stock price of the Company was used for determining the fair value of the Company’s stock based on the closing price of common stock on the valuation date. The expected dividend rate of 0% is based on Management’s plan of operations. The risk-free interest rate is based on the U.S. Treasury 5-year Treasury Bill on the date of measurement. The Company’s historical stock price was used to determine the expected volatility. The Company expects that no options will be forfeited.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share-based compensation expense from stock options totaled $370,040, $260,819 and $5,045 for the years ended December 31, 2016, 2015 and 2014, respectively. Share-based compensation expense from stock options to be expensed in future periods is expected to be $103,152, $20,302, $7,164 and $27 for the years ending December 31, 2017, 2018, 2019 and 2020, respectively.

Note 29 — Contingencies and Commitments

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

The following summarizes the material litigation relating to the Group:

i. Auchan S.p.A

On March 14, 2013, the tenant Auchan filed a lawsuit with the Court of Milan against Ellegi and GSI in connection with a lease agreement entered into with Ellegi on July 15, 2010 and a contract entered into with GSI on August 5, 2010 for certain repairs to be performed. Auchan was not satisfied with the repairs performed and claimed that they suffered a loss of potential income from new business opportunities, together with certain damages which totaled to €4.5 million. The Group disagrees with the allegations and is defending against this claim, although no assurance can be made that it will be successful. The actual amount in dispute is approximately €200,000 related to the actual repair work paid by Auchan. Management deemed the difference of €4.3 million Auchan is claiming and the actual amount in dispute to be without merit. The Group had accrued a provision of approximately two-thirds in the amount of €131,240 (which translates to $142,514 and $158,814 as of December 31, 2015 and 2014, respectively) for the risk associated with this litigation as of December 31, 2015 and 2014, respectively. In first quarter of 2016, the court issued a judgement to reject all claims made by Auchan. In June, 2016, Auchan remitted €200,000 (which translates to approx. $221,440) to the Group as final settlement of this case, which is recorded as other revenue in the Group’s consolidated statements of income/(loss) and comprehensive income/(loss) for the year ended December 31, 2016.

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

On March 19, 2015, the court dismissed Morgan Joseph's complaint against Prime, as well as BHN LLC’s cross-claim for indemnification from the Company, but gave Morgan Joseph until May 1, 2015 to file an amended complaint.

On April 8, 2015, BHN brought an amended complaint against Prime for breach of contract, seeking approximately $9 million in damages. BHN did not serve Prime or Prime’s legal counsel with this complaint. Separately, on April 27, 2015, Morgan Joseph filed an amended complaint against Prime and BHN, asserting claims of breach of contract and seeking approximately $2.5 million plus damages.

The Company filed an answer to Morgan Joseph’s amended complaint on June 1, 2015. Management estimated the probability of damages in these cases to be low due to (1) there being no formal contracts between the Company and Morgan Joseph, (2) the court dismissing earlier complaints and (3) there being no new evidence brought forward in the amended complaints.

In addition, on June 26, 2015, the Company filed a cross-claim against BHN LLC and certain individuals connected with BHN LLC for damages and certain costs incurred by the Company. The amount of damages and costs are to be determined at trial.

In January, 2017, BHN motioned to dismiss the Company’s claims against it and the Company has filed its defense in response. There is currently no significant development on this case.

iii. Andrea Crespi-Belskij

On July 19, 2016, Andrea Crespi-Belskij, formerly a consultant to the Company, filed a claim with the civil court of Milan against Prime Acquisition and two Italian subsidiaries, Magfin Srl and Ellegi Srl, claiming, among other things, wrongful dismissal and incorrect classification of employment, and seeking various financial compensations for the claims as well as petitioning for a seizure of the Italian subsidiaries. In the August 2, 2016 hearing on the seizure, the presiding judge summarily dismissed the petition. Andrea Crespi-Belskij did not file an appeal of the judgement within 10 days after the judgement. The hearing on wrongful dismissal, which the claimant previously filed a similar claim against the Company and its subsidiaries in June 2016 which was dismissed by the court, began on September 29, 2016 and in a conclusive hearing held on March 9, 2017, the judge dismissed all claims against the Company and awarded €3,000 (which translates to approximately $3,165) to the Company under the Abuse of Law provision. Andrea Crespi-Belskij has 30 days to file an appeal after receiving the written confirmation of the judgement, which both parties have yet to receive from the presiding judge.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 30 — Capital Management

The primary objective of the Group’s capital management is to ensure that it remains within its quantitative banking covenants and maintain a strong credit rating. No changes were made in the objectives, policies or processes during the years ended December 31, 2016, 2015 and 2014.

The Group monitors capital primarily using a loan-to-value ratio, which is calculated as the amount of outstanding debt divided by the valuation of the investment property portfolio. The Group’s policy is to keep its average loan-to-value ratio lower than 80%.

Banking covenants vary according to each loan agreement, but typically require that the loan-to-value ratio does not exceed 80% to 85%.

During 2014, certain Subsidiaries of the Group missed scheduled repayments on a bank loan and four finance leases (see note 20 — Loans and Borrowings, and note 21 — Finance Leases). During 2015, certain Subsidiaries of the Group missed scheduled repayments on three finance leases. In addition, the Group was not able to repay the note payable to underwriters on its maturity date of December 31, 2013. As a result of the payment default, an additional default interest rate is added to the original interest rate (see note 23 — Note Payable to Underwriters).

During 2016, one of the Subsidiaries missed certain scheduled payments to a finance lease creditor (see note 21 — Finance Leases), but has since obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this affected finance lease as current loans and borrowing as of December 31, 2016.

	2016	2015	2014
Carrying amount of loans and borrowings	$25,317,163	$26,807,987	$32,268,180
External valuation of completed investment property	35,786,053	37,407,083	47,629,537
Loan to value ratio	71%	72%	68%

Note 31 — Tenant Concentrations

The Group’s major tenants that represented more than 10% of the Group’s annual rental revenue for the years ended December 31, 2016, 2015 and 2014 (with and without SIM) are as follows:

Tenant	2016	2015	2014 (without SIM)	2014 (with SIM)

Microelettrica	55.82%	54.35%	52.13%	49.95%
Ventidue	–	–	12.97%	12.43%

Note 32 — Subsequent Events

As of April 28, 2017, the Company entered into seven additional interest bearing unsecured convertible promissory notes with an interest rate of 10% annum, compounding annually (as described in note 22 — Related Party Transactions and Balances) with the same director of the Company, totaling $145,000. In addition, the Company renewed eight of the interest bearing unsecured convertible promissory notes from 2016 maturing in 2017 to a future date with an additional of 10% to the original principal amounts (“Rollover”). These Rollovers have added $49,150 to the total principal amount owed to this director.

Furthermore, on February 15, 2017, the Company converted $400,000 of total reimbursable expenses paid by the one executive on behalf of the Company (see note 22 — Related Party Transactions and Balances) to the aforementioned interest bearing unsecured convertible promissory note with an interest rate of 10% annum, compounding annually (as described in note 22 — Related Party Transactions and Balances).

As a result of the additional interest bearing unsecured convertible promissory notes, the Rollover, and the conversion of certain reimbursable expenses to promissory notes, the Company owes this director an aggregate of $4,909,714, including $4,202,250 in principal and $707,464 of accrued interest.

