Form 20-F
period 2017-12-31
PRIME ACQUISITION CORP
filed 2018-05-02
CIK 1485922

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ________ to ________

Commission file number:  001-35105

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

On December 31, 2017, the issuer had 2,043,351 ordinary shares issued, of which 1,903,723 shares are outstanding.

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

Prime Acquisition Corp. Selected Financial Data

Following the Business Combination, Prime is considered to be our predecessor for accounting purposes, as further described in Item 18 of this report. The following selected consolidated financial data have been derived from our consolidated financial statements as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2017, 2016 and 2015, which are included elsewhere in this report. The consolidated financial statements for December 2017, 2016 and 2015 have been prepared and presented in accordance with IFRS as issued by IASB and its related interpretations. The results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected consolidated financial information as of December 31, 2017, 2016 and 2015 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report. Our selected consolidated financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 have been derived from our previously filed audited consolidated financial statements for those years.

Balance Sheet Data	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Total assets	$34,426,148	$36,819,528	$38,553,356	$49,130,528	$78,545,589
Total liabilities	41,781,165	41,583,313	43,564,172	47,353,887	75,951,411
Shareholders' (deficit)/equity	(7,355,017)	(4,763,785)	(5,010,816)	1,776,641	2,594,178
Ordinary shares, $0.001 par value (Authorized 50,000,000 shares)	2,043	2,040	2,040	2,429	3,180
Shares issued	2,043,351	2,040,451	2,040,451	2,428,532	3,179,721
Shares outstanding	1,903,723	1,954,651	1,954,651	2,428,532	3,179,721
Shares as treasury shares	139,628	85,800	85,800	–	–

Selected statement of operation data:	Year ended December 31, 2017	Year ended December 31, 2016*	Year ended December 31, 2015*	Year ended December 31, 2014*	Year ended December 31, 2013*
Revenues	$2,937,871	$2,991,738	$2,828,366	$3,318,862	$768,020
Operating expenses	2,143,524	2,248,834	3,084,032	2,493,872	11,247,875
Operating profit/(loss)	794,347	742,904	(255,666)	824,990	(10,479,855)
(Loss)/profit for the year from continuing operations	(2,933,067)	(339,697)	(6,113,639)	4,057,885	(16,155,263)
Net (loss)/profit for the year	(3,687,136)	(565,144)	(7,561,686)	3,419,319	(15,885,478)

From continuing operations
Basic earnings/(loss) per share	(1.50)	(0.17)	(2.66)	1.31	(5.32)
Diluted earnings/(loss) per share	(1.50)	(0.17)	(2.66)	1.23	(5.32)

* Restated for discontinued operations (see note 9 to our consolidated financial statements — Discontinued Operations)

The financial statements of the Subsidiaries were translated from Euro to U.S. Dollars pursuant to the provisions of IAS 21 “The Effects of Changes in Foreign Exchange Rates.” The exchange rates used were $1.2022, $1.0552, $1.0859, $1.2101 and $1.3779 for December 31, 2017, 2016, 2015, 2014 and 2013, respectively. The average exchange rate used were $1.1301, $1.1072, $1.1096, $1.3297 and $1.3619 for the years ended December 31, 2017, 2016, 2015 2014 and 2013, respectively (see Note 3 to our consolidated financial statements — Significant Accounting Policies).

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

Substantial doubt about our being able to continue as a going concern

The Group’s consolidated financial statements have been prepared assuming the Group will continue as a going concern. The Group has incurred recurring operating losses, negative cash flows from operations, and has a working capital deficiency as of December 31, 2017. These factors raise substantial doubt about the Group’s ability to continue as a going concern. Our auditors have included an explanatory paragraph in their auditors’ report about there being substantial doubt about our ability to continue as a going concern.

While our real estate portfolio of nine properties in Italy does not generate positive cash flow, Management believes that when the market conditions are more favorable, some of these properties may be liquidated to generate cash. Although real estate transactions in the greater Milan area have improved during 2017, compared to 2016, 2015 and 2014, they have been relatively few when compared to pre-financial crisis levels, and an actual transaction may take longer than viable for the company’s current needs.

There are material weaknesses in our internal controls.

Our internal controls over financial reporting were not effective due to material weaknesses in our internal controls over financial reporting as of December 31, 2017, and such weaknesses have not been remediated as of the filing date of this annual report on Form 20-F. Material weaknesses in our internal controls include the lack of segregation of duties, untimely reconciliations, improper checks and balances, lack of an audit committee, and the fact that the Company’s review procedures in connection with financial reporting are limited. Our current management further identified other weaknesses in entity level controls, including, but not limited to, control environment, risk assessment processes, information sharing, and monitoring processes. During 2015 and continuing through 2017, our current management designed and implemented certain processes and procedures to address the material weaknesses identified. Management intends to further implement processes and procedures that will provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) and its related interpretations as funding becomes available to be able to put the components in place.

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

As a foreign private issuer, we are exempt from certain rules that are applicable to U.S. companies and you may receive less information about us and our operations than you would receive if such rules were not waived or we were a U.S. company.

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this annual report on Form 20-F captioned “Taxation – United States Federal Income Taxation — General”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition and estimated values of our assets and the nature of our income for our 2017 taxable year, we believe that we are were a PFIC for such taxable year. Our actual PFIC status for our current (2018) taxable year or any subsequent year will not be determinable until after the end of such taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this annual report on Form 20-F captioned “Taxation – United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

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

There are many factors that can affect the value of our securities, including the state of the capital markets and the economy. Demand for office, retail and industrial space may decline nationwide due to bankruptcies, downsizing, layoffs and cost cutting. Government action or inaction may adversely affect the state of the capital markets. The cost and availability of credit may be adversely affected by illiquid credit markets and wider credit spreads, which may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our tenants. Our inability or the inability of our tenants to timely refinance maturing liabilities and access the capital markets to meet liquidity needs may materially affect our financial condition and results of operations and the value of our securities.

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

We currently maintain all risk property and rental value insurance with limits of €8.32 million (approximately $10.00 million) for four of our subsidiaries’ properties, including coverage for terrorist acts, with sub-limits for certain perils such as floods. The property and rental value insurance for the remaining five investment properties are included in the finance lease applicable to such property. The limits of such insurance were determined by each finance lease creditor with payments of such policies included in the finance lease scheduled payments. Directors’ & Officers’ liability insurance was maintained until December, 31, 2016 with a limit of $1 million and has not been renewed subsequent to December 31, 2016.

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

Our investments are concentrated in Italy. Economic circumstances affecting these areas could adversely affect our business.

All of our properties are located in Italy and are affected by the economic cycles and risks inherent to those areas. Real estate markets are subject to economic downturns and we cannot predict how economic conditions will impact these markets in either the short or long term. Declines in the economy or declines in real estate markets in these areas could hurt our financial performance and the value of our properties. In addition to the factors affecting the national economic condition generally, the factors affecting economic conditions in these regions include:

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

We have outstanding warrants to purchase 6,733,292 ordinary shares and available options to purchase 473,850 ordinary shares. The sale, or even the possibility of sale, of the shares underlying the warrants and options could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent these warrants and options are exercised, you may experience dilution to your holdings.

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

On March 30, 2011, the initial public offering (“IPO”) of 3,600,000 of our units was consummated. Each unit issued in the IPO consisted of one ordinary share, par value $0.001 per share, and one warrant. Each warrant entitles the holder to purchase one ordinary share at a price of $7.50. On January 4, 2014, we reduced the exercise price of the warrants from $7.50 to $5.00 and extended the expiration date from March 30, 2016 to March 30, 2018. In February 2018, we further extended the expiration date from March 30, 2018 to March 30, 2021. Prior to the consummation of the IPO, the Company completed a private placement of 2,185,067 warrants to the Company’s founding shareholders, generating gross proceeds of $1,638,800. On May 10, 2011, we announced that the underwriters of our IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO). The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis. The warrants issued prior to and in connection with the IPO are exercisable provided that there is an effective registration statement or post-effective amendment covering the ordinary shares issuable upon exercise of the warrants. A registration statement relating to the resale of these shares was declared effective by the SEC on September 29, 2016. In addition, we can only call for redemption of such warrants if the last sale price of our ordinary shares on the stock exchange equals to or exceeds $15.00 per share for any 20 trading days within a 30 trading day period after the completion of business. As of the date of this report, the sales price requirement has not been met.

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

In connection with the Purchase Agreement, we, LuxCo, Nova, and Mr. Rotondi entered into an option agreement (the “Option Agreement”) pursuant to which Mr. Rotondi would have the right to purchase all of the equity interests in Nova owned by LuxCo in the event that (i) the mortgage payments that Mr. Rotondi has personally guaranteed are not made, or (ii) a certain power of attorney that would facilitate the transfer of Nova’s equity interests to Mr. Rotondi is not renewed. The Option Agreement will terminate on the repayment of the mortgages or the termination of Mr. Rotondi’s personal guaranties. The consideration for the exercise of the option would be the return of 50,000 shares of our ordinary shares. On November 10, 2017, Mr. Rotondi exercised this option on the return of 50,000 shares of our ordinary shares, together with 3,828 of our shares that Mr. Giuseppe Pantaleo (a related party of Mr. Rotondi) owned, in exchange for 100% ownership of Nova. As a result, a total of 53,828 shares were returned to the Company and remained as treasury shares. Nova’s sole asset consists of two floors of Corso Europa 22, an office building in central Milan.

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

During 2015, we established a new wholly-owned subsidiary in Italy, Imperatrice S.r.l. (“Imperatrice”), through LuxCo. Imperatrice was established for potential future acquisitions of real estate investment properties in Italy. During 2017, we determined to voluntarily liquidate Imperatrice. The liquidation of Imperatrice was completed as of December 31, 2017.

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

We believe we have a competitive advantage relative to other potential acquirers of such properties because we have the ability to issue publicly traded ordinary shares for a portion of the acquisition consideration and because we are not burdened by a legacy portfolio of under-performing assets or assets that may have significant debt obligations. However, no assurance can be given at this time that these plans can be carried out successfully and that the risks associated with investing in real estate assets in the region can be properly mitigated.

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

In addition, on June 26, 2015, we filed a cross-claim against BHN LLC and certain individuals connected with BHN LLC for damages and certain costs incurred by us. The amount of damages and costs are to be determined at trial. In January, 2017, BHN motioned to dismiss the Company’s claims against it and the Company has filed its defense in response. On August 30, 2017, the judge denied BHN’s move for a summary judgement, and the parties are undertaking discovery in May and June of 2018, with court appearances anticipated to take place in August 2018.

Andrea Crespi-Belskij

On July 19, 2016, Andrea Crespi-Belskij, formerly a consultant to the Company, filed a claim with the civil court of Milan against Prime and two Italian subsidiaries, Magfin Srl and Ellegi Srl, claiming, among other things, wrongful dismissal and incorrect classification of employment, and seeking various financial compensations for the claims as well as petitioning for a seizure of the Italian subsidiaries. In the August 2, 2016 hearing on the seizure, the presiding judge summarily dismissed the petition. Andrea Crespi-Belskij did not file an appeal of the judgement within 10 days after the judgement. The hearing on wrongful dismissal, which the claimant previously filed a similar claim against the Company and its subsidiaries in June 2016 which was dismissed by the court, began on September 29, 2016 and in a conclusive hearing held on March 9, 2017, the judge dismissed all claims against the Company and awarded €3,000 (which translates to approximately $3,165) to the Company under the Abuse of Law provision.  Andrea Crespi-Belskij filed an appeal in late 2017, resulting in a court appearance on March 24, 2018, in which the presiding judge advised both parties to settle the case with a €6,000 settlement payment by the Company with both parties in agreement. On April 9, 2018, both parties appeared in front of the same judge who gave the parties until May 7, 2018 to settle the case. The Company is optimistic that the case will be concluded by that time.

C.	Organizational Structure

LuxCo is a Luxembourg company and the only wholly owned subsidiary of Prime. LuxCo holds all of the equity interests in each of the Italian limited liability companies (collectively the “Subsidiaries”), Delfin S.r.l. (“Delfin”), Dieci Real Estate S.r.l. (“Dieci”), Ellegi S.r.l. (“Ellegi”), G.S.I. S.r.l. (“GSI”), Magfin S.r.l. (“Magfin”) and Imperatrice S.r.l. (“Imperatrice”). Imperatrice was liquidated as of December 31, 2017.

D.	Property, Plant and Equipment

We currently maintain our executive offices in an approximately 500 sq. foot suite at No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province, 050011; China. We do not currently pay any rent for this space, which is owned by Kaiyuan Real Estate Development, an affiliate of Mr. Yong Hui Li, our former Chairman.

Description of Investment Properties

We own the following properties, which are office, logistics, commercial and industrial real estate assets located in the Milan metropolitan area, Italy.

	Property Name & Location	Type	Tenant	Average Lease Duration as of September 30, 2013 (Years)	Approx. Gross Leasable Area (sq. meters)	Purchase Price on September 30, 2013 ($ in millions)
1	Milanofiori, Building A5	Office	Various int’l and Italian firms	10	865	$3.13
2	Milanofiori, Building Q7	Office	Various int’l and Italian firms	10	586	$1.27
3	Milanofiori, Building N	Office	Various int’l and Italian firms	10	1,750	$4.48
4	Viale Lucania, Buccinasco	Office & Industrial	Microelettrica Scientifica	18	16,230	$22.27
5	Via Buozzi 22, Buccinasco	Office	Various int’l and Italian firms	10	545	$1.85
6	Via Lazio 95, Buccinasco	Office & Warehouse	Various Italian firms	10	4,320	$5.01
7	Via Emilia, Buccinasco	Commercial	Italian commercial co.	10	200	$0.35
8	Via Mulino, Buccinasco	Commercial	Merkur	8	360	$1.37
9	Milanofiori, Building Q5	Office	Various Italian firms	10	400	$1.26
	Total:				25,256	$40.99

1.	Property 1 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. Milanofiori is a real estate business district built in the late 1970s with the aim to provide prime location to Italian and multinational firms in the service and high-tech service industries. The buildings in the area are connected by tree-lined roads and large parking lots. The property is Building A5 of the complex. The complex has a direct subway connection to the center of the Milan and is located near major freeways and highways. The building’s 865 sqm are rented to Italian and international firms.

2.	Property 2 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building Q7 of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 586 sqm are rented to Italian and international firms.

3.	Property 3 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building N of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 1,750 sqm are rented to Italian and international firms.

4.	Property 4 is an industrial and office building located on viale Lucania in Buccinasco, a large commercial and industrial area in the southern part of Milan. The property is located about 3 km from Milan, is very well connected with the major adjacent cities such as Assago, Corsico, Trezzano sul Naviglio and is near major freeways and the highway towards Genova. The facility encompasses a 16,230 sqm industrial plant, of which 10,230 sqm warehouse, and 6,000 sqm office. It is a flexible use structure that was recently renovated in 2011. The building is rented to Microelettrica Scientifica, a subsidiary of the large multi-national Knorr-Bremse group, a leading global producer of braking systems for trucks and trains.

5.	Property 5 is an office building located at via Buozzi 22 in Buccinasco, a large commercial and industrial area in the southern part of Milan. The property is located near major freeways and the highway towards Genova. The building includes offices and warehouse. Its 545 sqm are rented to international and Italian firms. On February 9, 2018, we entered into a contract offering an unrelated entity to purchase the via Buozzi property for €150,000 (approx. US$183,390 as of February 9, 2018). This contract expires on December 31, 2018.

6.	Property 6 is an office and warehouse building. The property is located at via Lazio 95 in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The building’s 4,320 sqm are rented to Italian companies. On February 8, 2018, we sold approximately 52% (approx. 2,246 sqm) of the via Lazio property to an unrelated entity for €1,850,000 (approximately $2,270,000).

7.	Property 7 is a commercial building located on via Emilia in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The facility’s 200 sqm are rented to an Italian commercial company.

8.	Property 8 is a commercial building located on via Mulino in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The facility’s 360 sqm are rented to a gaming company.

9.	Property 9 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building Q5 of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 400 sqm are rented to Italian firms.

Current occupancy rates and approximate rent per square meter for each of the properties is as follows:

	Property	Current occupancy	Rent per square meter ($)
1	Milanofiori, Building A5 (1)	76%	203
2	Milanofiori, Building Q7	100%	127
3	Milanofiori, Building N	100%	131
4	Viale Lucania, Buccinasco	100%	93
5	Via Buozzi 22, Buccinasco (2)	62%	103
6	Via Lazio, Buccinasco (3)	100%	53
7	Via Emilia, Buccinasco	100%	73
8	Via Mulino, Buccinasco	100%	227
9	Milanofiori, Building Q5	100%	169

(1)	The occupancy rate of the property building A5 located in Milanofiori is at 76% due to the termination of certain leases in March, 2017. The managers of the property are seeking new tenants for the vacant spaces.

(2)	The occupancy rate of the property located at Via Buozzi 22, Buccinasco is at 62% due to the recent termination of certain leases in 2015. The managers of the property are continuing to seek new tenants for the vacant spaces. On February 9, 2018, we entered into a contract offering an unrelated entity to purchase via Buozzi property for €150,000 (approx. US$183,390). This contract expires on December 31, 2018. The potential buyer is a related entity to the buyer of the Via Lazio property disclosed below in (3).

(3)	The occupancy rate of the property located at Via Lazio, Buccinasco is at 100% as of December 31 2017. On February 8, 2018, we sold approximately 52% of the via Lazio property for €1,850,000 (approximately $2,270,000). Subsequent to the sale, the occupancy rate remains at 100%.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

During 2015, the Company established a new subsidiary, Imperatrice S.r.l. (“Imperatrice”), for the potential future acquisitions of real estate investment properties in Italy. On December 31, 2017, the Company ceased the operations of Imperatrice through a voluntary liquidation process. There were no acquisitions of real estate investment properties consummated by Imperatrice.

On November 10, 2017, Prime entered into the Nova Purchase Agreement with Francesco Rotondi and Giuseppe Pantaleo (Nova’s former owners), pursuant to which we sold Nova in exchange for the return of 53,828 of our shares.

On February 8, 2018, we sold approximately 52% of the via Lazio property for €1,850,000 (approximately $2,270,000). The occupancy rate is 100% subsequent to the sale.

On February 9, 2018, we entered into a contract offering an unrelated entity to purchase via Buozzi property for €150,000 (approx. US$183,000). This contract expires on December 31, 2018.

The entirety of our revenues is derived from rental income from our tenants in the nine properties.

In addition, see Item 10C, Material Contracts, for certain details of contingent consideration.

Results of Operations

This section discusses our 2017, 2016 and 2015 financial results prepared under IFRS as issued by IASB.

Years Ended December 31, 2017, 2016 and 2015

The information below is from the audited financial statements for the years ended December 31, 2017, 2016 and 2015.

	2017	2016*	2015*

Continuing operations
Rental income	$2,561,322	$2,508,586	$2,624,064
Other revenues	376,549	483,152	204,302
Total Revenues	2,937,871	2,991,738	2,828,366

Depreciation and bad debt provision	(67,528)	(3,229)	(12,974)
Other expenses	(2,075,996)	(2,245,605)	(3,071,058)
Total operating expenses	(2,143,524)	(2,248,834)	(3,084,032)
Operating profit/(loss)	794,347	742,904	(255,666)

Finance income	9,223	19,617	34,889
Finance costs	(3,320,839)	(3,756,134)	(3,959,052)
Gain/(loss) on revaluation of derivatives related to convertible promissory notes	292,562	3,085,253	(539,716)
Loss on disposal of property & equipment	–	–	(133,782)
Loss on sale of subsidiary	–	–	(32,340)
Forgiveness of debt	273,037	–	–
Reversal of contingent consideration in connection with business combination from prior year	–	–	–
Realized loss on sale of real estate investment	–	–	(240,206)
Less: previously recognized unrealized loss on real estate investment	–	–	40,478
Net fair value loss on revaluation of investment property	(806,891)	(519,276)	(884,351)
Loss before tax	(2,758,561)	(427,636)	(5,969,746)

Tax expense, current	(158,639)	(42,367)	(21,507)
Deferred tax benefit/(expense)	(15,867)	130,306	(122,386)
Loss from continuing operations	$(2,933,067)	$(339,697)	$(6,113,639)

Loss from discontinued operations
Net loss from discontinued operations	(754,069)	(225,447)	(1,448,047)
Net loss	$(3,687,136)	$(565,144)	$(7,561,686)

Other comprehensive loss, net of income tax
Foreign currency translation reserve	813,007	(139,370)	(449,358)
Total comprehensive loss	$(2,874,129)	$(704,514)	$(8,011,044)

* Restated for discontinued operations (see note 9 to our consolidated financial statements — Discontinued Operations)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues:

Revenues decreased by 1.80% to $2,937,871 for the year ended December 31, 2017, from $2,991,738 for the year ended December 31, 2016. The Euro to US dollar average exchange rate for the year increased by approximately 2.07% from 2016 to 2017. The decrease in 2017 was primarily due to a settlement payment the Company received in connection with a litigation during 2016.

Expenses:

For the year ended December 31, 2017, depreciation expense on tangible assets amounted to $3,574, and $63,954 of bad debt and other provisions was recorded on the Group’s trade receivables.

In comparison, for the year ended December 31, 2016, depreciation expense on tangible assets amounted to $3,229 and no bad debt provision was recorded on the Group’s trade receivables. The increase in the bad debt and other provisions from 2016 to 2017 is due to (1) non-recoverability of certain condominium expenses as a result of the bankruptcy of other occupants in the building structure, and (2) separately a risk of unrecoverable condominium expenses from a third party.

Approximately 19.98%, or approximately $0.41 million, of Other Expenses (which totaled approximately $2.08 million) in 2017 were comprised of professional and legal expenses, compared to 27.45%, or about $0.62 million, in 2016. The decrease in professional and legal expenses in 2017 is primarily due to the successful resolution of most of the Group’s legal disputes during 2015 and 2016. Daily operating costs such as administrative, rent, staff, maintenance, insurance and travel costs account for approximately 74.35% (or approximately $1.54 million) of Other Expenses in 2017, compared to $1.23 million, or approximately 54.56%, of Other Expenses in 2016. The increase in operating costs during 2017 was largely attributable to the penalties on certain subsidiaries’ accumulated unpaid taxes, and a retroactive recalculation of condominium expenses for an investment property. We incurred $95,419 of stock option expense in 2017, compared to $370,040 in 2016. The significant decrease on stock option expense is due to the immediate vesting of a significant portion in 2016.

Balance Sheet

In connection with the acquisition of the Subsidiaries, we had approximately $33.84 million and $35.94 million of non-current assets at December 31, 2017 and 2016, respectively. Investment properties, whose fair values are calculated using a discounted cash flow method prepared by an independent qualified professional valuation expert, were valued at $33,829,902 at December 31, 2017, compared to $35,786,053 at December 31, 2016. The Euro to US dollar year end exchange rate increased by approximately 13.93% from December 31, 2016 to December 31, 2017. The decrease in value is primarily due to the sale of Nova with its underlying investment property.

Current trade and other receivables at December 31, 2017 and 2016 were $407,010 and $756,940, respectively, net of the allowance for bad debt. The decrease in current trade and other receivables is a result of the Group’s proactive and steady collection policy implemented during 2016 and continuing in 2017. Non-current trade and other receivables at December 31, 2017 and 2016 was $0 and $143,137, respectively, which consists of taxes receivable.

There was $58,143 and $55,393 of cash at December 31, 2017 and 2016, respectively.

At December 31, 2017, the Company had total current and non-current borrowings amounting to approximately $22.58 million. Non-current loans and borrowings from various institutions amounted to $18.15 million and current loans and borrowings amounted to approximately $4.44 million. At December 31, 2016, the Company had total current and non-current borrowings amounting to approximately $25.32 million. Non-current loans and borrowings from various institutions amounted to $21.11 million and current loans and borrowings amounted to approximately $4.21 million. Loans and borrowings consist of bank loans, revolving lines of credit, finance leases, and other loans. Bank loans include both secured and unsecured bank loans. Secured bank loans are secured by the investment properties. In addition, some of the secured loans are further personally guaranteed by the former owners of the properties. The revolving line of credit is unsecured and personally guaranteed by the former owners of the properties. Non-current other loans consist of one loan from the current tenant of the property located on Via Lucania in Buccinasco. Current other loans consist of an interest bearing convertible promissory note with the underwriter from our initial public offering.

In 2017, new Italian legislation amended the IRES rates from 27.5% to 24%, to be used for income tax calculations for accounting periods ended during and subsequent to the year ended December 31, 2016. At December 31, 2017, there was approximately $2.75 million in deferred tax liabilities, which was calculated using a tax rate of 24%, if the temporary difference is subject only to IRES (an Italian corporate income tax) rules, or 27.90% if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax) rules. In comparison, there was approximately $2.56 million in deferred taxes liabilities at December 31, 2016, which was calculated using a tax rate of 24%, if the temporary difference is subject only to IRES rules, or 27.90% if the temporary difference is subject both to IRES and IRAP rules.

At December 31, 2017, the $6,389,497 of current trade and other payables consisted largely of $2.71 million of accrued expenses incurred by Prime with its service providers, and trade account payables of $2.59 million incurred by the Subsidiaries. In 2016, the $5,914,549 of current trade and other payables consisted largely of $2.79 million of accrued expenses incurred by Prime with its service providers, and trade accounts payables of $2.30 million incurred by the Subsidiaries. At December 31, 2017, the $19,597 non-current trade and other payables consisted of $16,029 of property taxes payments and $3,568 of social security payments. In 2016, the $80,355 non-current trade and other payables consisted of $17,212 of property taxes payments and $63,143 of social security payments.

At December 31, 2017 and 2016, the Group’s provisions were $70,713 and $40,208, respectively, which consists of post-employment benefits, tax liabilities and other provisions. The increase was due to the estimation of other provisions in 2017 as a result of a certain legal dispute in mediation progress during 2017. The other provisions were estimated based on management’s evaluation of the amount at risk and legal considerations.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues:

Revenues increased by 5.78% to $2,991,738 for the year ended December 31, 2016, from $2,828,366 for the year ended December 31, 2015. The increase was attributable to a legal settlement with an unrelated third party, pursuant to which we received €200,000 (which translates to approximately $221,440).

Expenses:

For the year ended December 31, 2016, depreciation expense on tangible assets amounted to $3,229 and no bad debt provision was recorded on the Group’s trade receivables.

In comparison, for the year ended December 31, 2015, bad debt provision on certain aged trade receivables accounted for a majority of the depreciation and bad debt provision ($9,814 out of a total of $12,974), followed by depreciation of tangible assets of $3,160. The decrease in the bad debt provision from 2015 to 2016 is due to the implementation of the Group’s proactive collection policy during 2016.

Approximately 27.45%, or approximately $0.62 million, of Other Expenses (which totaled approximately $2.25 million) in 2016 were comprised of professional and legal expenses, compared to 27.55%, or about $0.85 million, in 2015. The decrease in professional and legal expenses in 2016 is primarily due to the successful resolution of most of the Group’s legal disputes during 2015. Daily operating costs such as administrative, rent, staff, maintenance, insurance and travel costs account for approximately 54.56% (or approximately $1.23 million) of Other Expenses in 2016, compared to $1.94 million, or approximately 63.05%, of Other Expenses in 2015. The decrease in operating costs during 2016 was largely attributable to lower accrued compensation costs for the Group’s executive officers’ and directors’ during 2016. We incurred $370,040 of stock option expense in 2016, compared to $260,819 in 2015.

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

Current trade and other receivables at December 31, 2016 and 2015 were $756,940 and $842,879, respectively, net of the allowance for bad debt. The decrease in current trade and other receivables is a result of the Group’s proactive and steady collection policy implemented during 2016. Non-current trade and other receivables at December 31, 2016 and 2015 was $143,137 and $0, respectively, which consists of taxes receivable.

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

Liquidity and Capital Resources

The Company had $58,143, $55,393 and $134,574 in cash at December 31, 2017, 2016 and 2015, respectively.

The Company did not generate sufficient cash flow in 2017 from its operations to fund all interest and day-to-day expenses and therefore was not cash flow positive and required capital infusions to fund current operations. Principal sources of cash in 2017 were the issuance of debt instruments from the Company to a director of the Company. In the future, sources of cash may consist of a) the issuance of treasury shares in exchange for cash, b) exercise of warrants, c) disposition of real estate assets, d) the issuance of debt instruments, or a combination of the above four possibilities.

The Company may elect to, when market conditions are favorable, engage broker dealers to sell its securities from treasury to raise funding. However, management believes without improvements to the Company’s stock performance both in terms of price and trading volume, as well as the current operating conditions, this may not be a viable solution.

The Company also has over 6 million warrants outstanding, exercisable at $5.00 per common share. The warrants are exercisable if there is an effective registration statement or post-effective amendment covering the ordinary shares issuable upon exercise of the redeemable warrants. In addition, the Company can only call for the redemption of such warrants if the last sale price of its ordinary shares on the stock exchange equals or exceeds $15.00 per share for any 20 trading days within a 30 trading day period after the completion of the Business Combination. As of December 31, 2017, the warrants were not callable because the conditions for redemption were not satisfied. It is unlikely we will call the warrants in the near future.

On December 18, 2014, the Company sold Seba to Francesco Rotondi and Luca Failla in exchange for the return of 497,308 of the Company’s shares. Seba’s sole asset consisted of four floors of Corsa Europa 22, an office building in central Milan. As a result of this sale, the Company’s investment properties value was reduced by approximately 26%. However, Seba produced a net loss of $301,454 for 2014.

On July 7, 2015, the Company further sold SIM to Bell Real Estate S.r.l. (“Bell”), Cesare Lanati and Stefano Lanati (former owners of SIM) in exchange for the return of 220,000 of the Company’s shares. SIM’s sole asset consisted of the property located at Via Newton 9, Milan, Italy.

On November 10, 2017, the Company sold Nova to Francesco Rotondi and Giuseppe Pantaleo (its former owners) in exchange for the return of 53,828 of the Company’s shares. Nova’s sole asset consisted of two floors of Corso Europa 22, an office building in central Milan, Italy.

On February 8, 2018, the Company sold approximately 52% (approx. 2,246 sqm) of the via Lazio property for €1,850,000 (approximately $2,270,000 as of February 8, 2018).

On February 9, 2018, the Company entered into a contract offering an unrelated entity to purchase via Buozzi property for €150,000 (approx. US$183,390 as of February 9, 2018). This contract expires on December 31, 2018.

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. The Group has incurred recurring operating losses, negative cash flows from operations, and has a working capital deficiency as of December 31, 2017. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

While our real estate portfolio of nine properties as of December 31, 2017 in Italy did not generate positive cash flow, management believes that when the market conditions are more favorable, some of these properties may be sold. Although real estate transactions in the greater Milan area have improved during 2017 compared to 2016 and 2015, they have been relatively few when compared to pre-financial crisis levels, and an actual transaction may take longer than viable for the Company’s current needs.

The Company is seeking lenders who will finance the Company and has been financing current operations using loans from Diana Liu, one of its directors. These unsecured convertible loans carry an interest rate of 10% per annum, compounding annually. The loans mature on the earlier of (i) the date on which the Company liquidates and winds-up its affairs, or (ii) one year from the date of the loans. The convertible feature grants the payee the option to convert the principal sum and any unpaid interest for the lower of (1) pre-set conversion price per share, or (2) the price per share of the Company’s next round of financing. During 2015, 2016 and 2017, some of these loans reached maturity. The Company rolled-over these matured loans with an additional 10% to the principal for one year, with the same interest rate and terms as the original loans. As of April 30, 2018, a total of $4,924,281 in such loans have been issued to Ms. Liu since the inception of Prime. There is no assurance the Company will be successful in finding lenders to finance the Company at market rates or that such practice of funding the Company’s operations by Ms. Liu will continue.

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

As of December 31, 2017; all bank loan contracts provide for floating rates and expire within one year. No bank loan contracts are scheduled to expire after one year.

2017	Floating rate	Total
Expiry within 1 year	$1,604,426	$1,604,426
Expiry within 1 and 3 years	–	–
Expiry within 3 and 5 years	–	–
Expiry in more than 5 years	–	–
Total	$1,604,426	$1,604,426

As at December 31, 2017, the effective interest rate varies from EURIBOR+1.125% to EURIBOR+2.554%.

During 2014, one of the Subsidiaries missed certain scheduled repayments on a bank loan totaling $193,011 in principal and $22,680 in interest. Except for these missed scheduled repayments, the Group has been current on all scheduled repayments since the beginning of 2014. According to the applicable mortgage agreement, missing scheduled payments can cause the bank to request immediate repayment of the residual debt, totaling approximately $1,515,720 as of December 31, 2014. Management initiated negotiations with the bank to postpone repayment for 12 months in 2014. Separately, during 2014, one of our other Subsidiaries missed certain scheduled finance lease payments to the leasing department of the same bank. During 2017, the bank official denied the Group’s request and requested immediate repayment of the residual debt. As a result, Management has classified such residual debt as current loans and borrowings as of December 31, 2017, 2016 and 2015. On November 10, 2017, the Company ceased control of one of the affected subsidiaries resulting in the transfer of all the bank loans back to its prior owner.

Revolving lines of credit

The Group has committed borrowing facilities available at December 31, 2017 as follows:

2017	Floating rate	Fixed rate	Total

Expiry within 1 year (current)	$408,042	$404,871	$812,913
Total	$408,042	$404,871	$812,913

The facilities expiring within 1 year are annual facilities subject to renewal at various dates. As at December 31, 2017, the effective interest rate varies from 8.025% to 12.97%.

The revolving lines of credit are unsecured, but personally guaranteed by the former owners of the properties. The total revolving lines of credit approved by the bank as of December 31, 2017 were $120,220. At December 31, 2017, the total balance of the revolving lines of credit were $118,694. At December 31, 2015, the Company had five lines of credit approved by the bank with an aggregate limit of $575,527. During 2016, two of the lines of credit were revoked and one of the lines of credit expired without a renewal contract (all from the same lender). The balance on these three lines of credit (all from the same lender), totaling $694,219, remained outstanding at December 31, 2017. As of the date of this report, the Company has initiated a legal dispute as the plaintiff with the lender to obtain the forfeiture of these outstanding balances due to the bank’s breach of contract and the unlawful accrual of interest on the amount in dispute. The Company and the lender are pursuing active negotiations on the position of these outstanding balances and during the negotiation, the outstanding balances are considered in default. However, there can be no assurance the Company can obtain the forfeiture of these outstanding balances.

Finance leases

Future lease payments are due as follows:

2017	Minimum lease payments	Interest	Present value

Not more than one year	$2,180,616	$1,049,434	$1,131,182
Later than one year and not later than three years	3,888,281	1,870,521	1,980,576
Later than three year and not later than five years	3,347,921	1,360,704	1,987,217
Later than five years	16,296,170	3,115,542	13,180,628
Total	$25,712,988	$7,396,201	$18,279,603

As at December 31, 2017, the effective interest rate varies from EURIBOR + 1.4% to EURIBOR+2.762%.

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

During 2015, two of the three affected finance lease creditors granted the Group modification repayment plans. As of December 31, 2015, Management was still undergoing negotiations with the remaining affected finance lease creditor and could not provide assurance that this finance lease creditor would not decide to refuse granting the requested modification repayment plans to the Group. As a result, we classified this one residual finance lease as current loans and borrowings as of December 31, 2015. During 2016, the Group successfully obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this finance lease as current loans and borrowing as of December 31, 2017 and 2016.

In addition, during 2016, one of the Subsidiaries missed certain scheduled payments to a finance lease creditor, but has since obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this affected finance lease as current loans and borrowing as of December 31, 2017 and 2016.

During 2017, the Group has been current with all scheduled lease payments and the repayment plans approved by the finance lease creditors.

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

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into a promissory note with its underwriter, Chardan Capital Markets, LLC (“Chardan”) for the total remaining amount of $889,833 due to the underwriter, bearing interest at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, the full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. Since inception of the notes and through April 30, 2018, $608,620 of interest expense has been recorded in connection with this note. George Kaufman, one of our directors, is an employee of Chardan Capital Markets.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our current directors and executive officers are as follows:

Name	Age	Position
William Tsu-Cheng Yu	57	Interim Chief Executive Officer and Director
Amy Lau	44	Interim Chief Financial Officer
Diana Chia-Huei Liu	54	Chairman, Director
George Kaufman	42	Independent Director

William Tsu-Cheng Yu has been a director since inception and our Chief Financial Officer from inception until September 30, 2013 and has been our Interim Chief Executive Officer since May 8, 2014. Mr. Yu was our President from April 2010 until September 30, 2013. Mr. Yu served as Chief Financial Officer and as a director of AutoChina International Limited (OTCBB: AUTCF) from October 2007 through April 2009 (during which time it was known as Spring Creek Acquisition Corp., a blank check company formed to acquire and operating business). Since July 2000, Mr. Yu has served as the Managing Partner of Cansbridge Capital. From October 2007 until January 2010, Mr. Yu served as Chief Financial Officer and Chief Operating Officer of Optoplex Corporation, a communication networks company. Mr. Yu served as a director of Optoplex Corporation from April 2004 until January 2010. From July 2006 through October 2008, Mr. Yu served as a special advisor to the Chief Executive Officer of Optoplex Corporation. Mr. Yu served as a director of Abebooks, Inc., the world’s largest on-line used book seller, from 2001 to 2008, prior to its acquisition by Amazon.com (NASDAQ:AMZN). From February 2002 to August 2003, Mr. Yu served as the Chief Financial Officer to Telos Technology Corp., a supplier of wireless solutions for voice and data communication networks (acquired by UT Starcom (NASDAQ: UTSI) in 2004). Mr. Yu co-founded Intrinsyc Software Inc. (TSE: ICS), a TSE-listed embedded software company, and served in various capacities including director, Chief Financial Officer, Executive Vice President and Chief Operating Officer from July 1996 to November 2002. From August 1994 to May 1996, Mr. Yu was an associate in the Asia Pacific corporate finance group of Marleau, Lemire Securities, Inc., an investment banking firm headquartered in Montreal, Canada. From July 1991 to August 1994, Mr. Yu was an investment portfolio manager at Discovery Enterprises Inc., a provincial-government sponsored venture capital fund. Mr. Yu also previously worked with China-Canada Investment and Development and the Lawson Mardon Group. He has also served in various Board-level capacities with the Monte Jade Science and Technology Association, a non-profit organization supporting entrepreneurship and investment in technology companies in North America and Asia. Mr. Yu earned a BS in Mechanical Engineering with Honors and an MBA with Honors from Queen’s University in Canada. He serves as a member of the International Advisory Board of the Smith School of Business at Queen’s University. Mr. Yu is married to Ms. Diana Liu, our Chairman and a director.

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

Director and Executive Compensation

Director Compensation

The Board of Directors did not receive compensation or stock option grants for their services in 2017.

Executive Compensation

Overview of our Executive Compensation

On April 15, 2016, the Company granted William Yu, our Interim Chief Executive Officer, 100,000 stock options at an exercise price of $2.94 per share for services rendered in 2015. 60% of the stock options vested immediately, with the remaining portion vesting over 14 months following the grant date. The fair value of the options granted using the Black-Scholes option-pricing model was $88,400. Mr. Yu received no compensation for services rendered during 2017.

Amy Lau, our Interim Chief Financial Officer is paid a monthly fee of $2,000. In January, 2016, we granted Ms. Lau 10,000 stock options at an exercise price of $0.01 per share, which vested immediately. The fair value of the options granted in January 2016, using the Black-Scholes option-pricing model, was $35,407. In addition, on April 15, 2016, the Company granted 30,000 stock options at an exercise price of $2.94 per share to Ms. Lau for services provided in 2015. The stock options vest monthly for 18 months from the grant date. The fair value of the options granted in April 2016, using the Black-Scholes option-pricing model, was $26,520. The Company did not accrue any compensation for Ms. Lau as of December 31, 2017 and 2016.

Share Options

Our board of directors has approved the grant of options to purchase up to 220,000 of our ordinary shares to our directors, employees, and consultants from time to time, with such terms and conditions as our officers may establish. Such option grants are governed by individual grant agreements and stock restriction agreements as determined by our board of directors, and may be subject to either time-based or performance-based vesting provisions. Our board of directors has the authority to amend, alter, suspend or terminate our right to grant such share options without the consent of our shareholders within the 220,000 options limit. Accordingly, such options may dilute the equity interest of our shareholders. In September 2015 and April 2016, our board of directors approved the grant of up to an additional 280,000 and 200,000 options, respectively, bringing the total number of options that may be granted to 700,000. As of the date hereof, 568,000 options have been granted since inception and 132,000 options are currently available for grant.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 20, 2018:

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

Name and Address (1)	Number of Shares Beneficially Owned		Percentage of Ownership (2)
Diana Chia-Huei Liu	2,511,639	(3)	66.46%
William Tsu-Cheng Yu	2,511,639	(3)	66.46%
Amy Lau	75,500	(4)	3.83%
George Kaufman	136,250	(5)	6.70%
All directors and executive officers as a group (4 individuals)	2,723,389		68.24%
Yong Hui Li	853,391	(6)	33.16%
Bell Real Estate S.r.l.	582,499		30.60%
Puway Limited	341,357	(7)	15.72%
Brudders Capital	225,000	(8)	11.82%
Chardan Capital Markets	240,000	(9)	11.20%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province; 050011, China.
(2)	Based on 1,903,723 ordinary shares outstanding as of April 20, 2018. Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options exercisable by a person on April 20, 2018.
(3)	Consists of (i) 220,275 ordinary shares held by Diana Liu, (ii) 225,000 ordinary shares held by Brudders Capital, of which Diana Liu is the sole owner and director, (iii) 127,266 ordinary shares held by William Yu, (iv) 63,632 ordinary shares held by Conrad Yu and Byron Yu, (v) 886,942 shares issuable upon exercise of warrants owned by Ms. Liu, (vi) 724,892 shares issuable upon exercise of warrants owned by Mr. Yu, and (vii) 63,632 shares issuable upon exercise of warrants owned by Conrad Yu and Byron Yu. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu, (viii) 100,000 stock options exercisable by William Yu and 100,000 stock options exercisable by Diana Liu.
(4)	Consists of (i) 5,500 ordinary shares, and (ii) 60,000 shares issuable upon exercise of options.
(5)	Consists of (i) 5,000 ordinary shares, and (ii) 150,000 shares issuable upon exercise of options.
(6)	Consists of (i) 183,562 ordinary shares, and (ii) 669,829 shares issuable upon exercise of warrants owned by Mr. Li.
(7)	Puway Capital is controlled by Gary Chang.
(8)	Diana Liu is the sole officer and director of Brudders Capital.
(9)	Kerry Propper has voting and dispositive power over the securities owned by Chardan Capital Markets.

As of April 20, 2018, 3.04% of our outstanding ordinary shares are held by 6 record holders in the United States.

B.	Related Party Transactions

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

The Company agreed to pay to Kaiyuan Real Estate Development a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on March 24, 2011 and ending on the earlier of the Company’s consummation of a business combination, including the Business Combination, or the Company’s liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, the Company’s Chairman. This arrangement was agreed to by Kaiyuan Real Estate Development for the Company’s benefit and is not intended to provide Mr. Li compensation. From February 1, 2012 until January 31, 2013, the Company secured approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support were included in the $7,500 monthly fee paid to Kaiyuan. This arrangement terminated upon completion of the Business Combination. As of December 31, 2013, the Company owed Kaiyuan an aggregate of $203,312 under this arrangement. During the year ended December 31, 2017, the outstanding amount was forgiven by Kaiyuan and is no longer due.

Diana Liu and William Yu loaned us an aggregate of $4,015,000 to fund the Company’s working capital requirements since the initial public offering as well as certain reimbursable expenses incurred on behalf of the Company. Such loans did not bear interest prior to the Business Combination, but currently bear interest at a rate of 10% per annum with convertible features and are repayable on demand or at maturity. During 2017, 2016 and 2015, certain such loans reached their maturity. Diana Liu and William Yu have renewed these matured loans along with the accrued and unpaid interest in the amount of $909,281 to a future date. These new notes bear the same 10% per annum interest rate with convertible features. As of April 30, 2018, the Company owed Ms. Liu an aggregate of $6,086,293 including $1,162,012 of interest.

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter, at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. As of April 30, 2018, $608,619 of interest expense has been recorded in connection with this note. George Kaufman, one of our directors, is an employee of Chardan Capital Markets.

Mr. Cesare Lanati (one of the sellers of the subsidiaries and a current shareholder of the Group) performed maintenance and other services for the Group’s investment properties. The Group leases office and parking spaces to Lanati and pays certain expenses on Lanati’s behalf. In July 2015, the Group reached various offsetting agreements with Lanati on offsetting of certain receivables (due from Lanati) and payables (due to Lanati). The total amount offset in July 2015 was $1,544,265 (see Consolidated Financial Statements Note 15 — Trade and Other Receivables, and Note 22 — Trade and Other Payables).

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

The following tables set forth, for the periods indicated, the high and low sale prices for our shares, warrants and units, respectively.

	Units		Ordinary Shares		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows
2013	17.95	1.03	17.50	2.00	0.93	0.10
2014	2.06	1.03	8.50	1.25	0.51	0.01
2015	3.25	1.40	4.00	1.75	0.10	0.01
2016	3.00	2.01	3.55	1.80	0.06	0.02
2017	2.01	2.01	1.98	1.30	0.02	0.01
2018 (through April 20, 2018)	2.01	2.01	1.98	0.75	0.04	0.01

Fiscal Quarterly Highs and Lows 2016
First Quarter	3.00	2.01	3.55	2.94	0.55	0.04
Second Quarter	2.01	2.01	2.94	2.94	0.05	0.04
Third Quarter	2.01	2.01	2.94	2.30	0.45	0.04
Fourth Quarter	2.01	2.01	2.34	1.80	0.04	0.02

Fiscal Quarterly Highs and Lows 2017
First Quarter	2.01	2.01	1.80	1.80	0.02	0.17
Second Quarter	2.01	2.01	1.80	1.30	0.02	0.02
Third Quarter	2.01	2.01	1.70	1.30	0.02	0.01
Fourth Quarter	2.01	2.01	1.98	1.50	0.02	0.01

Fiscal Quarterly Highs and Lows 2018
First Quarter	2.01	2.01	1.98	0.75	0.04	0.01

Monthly Highs and Lows
November 2017	2.01	2.01	1.93	1.50	0.02	0.02
December 2017	2.01	2.01	1.98	1.68	0.02	0.01
January 2018	2.01	2.01	1.98	0.75	0.01	0.01
February 2018	2.01	2.01	0.75	0.75	0.04	0.01
March 2018	2.01	2.01	1.02	0.75	0.04	0.03
April 2018 (through April 20, 2018)	2.01	2.01	1.02	1.02	0.03	0.03

B.	Plan of Distribution

Not Required.

C.	Markets

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

As of December 31, 2017, we had a total of 50,000,000 authorized ordinary shares at $0.001 par value, of which 2,043,351 ordinary shares were issued and 1,903,723 shares were outstanding (with 139,628 shares as treasury shares).

We have issued warrants to purchase 6,733,292 ordinary shares, options to purchase 568,000 ordinary shares as of December 31, 2017.

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

Rights, Preferences and Restrictions Attaching to our ordinary shares. We are authorized to issue 50,000,000 ordinary shares, par value $0.001. As of the date of this report, 2,043,351 ordinary shares are issued and 1,903,723 shares are outstanding (with 139,628 shares as treasury shares). Each share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the board of directors redeem our ordinary shares for such consideration as the board of directors determines.

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

On February 8, 2018, the Company closed on the sale of a portion (approximately 52%, which translates to approximately 2,246 sqm of gross leasable area) of the via Lazio building owned by the Subsidiary Ellegi, an office property in southwest Milan, for €1.85 million (approximately US$2.27 million as of February 8, 2018). The remaining portion of the building is 100% occupied subsequent to the sale.

Separately, on February 8, 2018, the Company also announced that it entered into a contract pursuant to which an unrelated entity could purchase the via Buozzi property for €150,000 (approx. US$183,390 as of February 9, 2018). This contract expires on December 31, 2018. The via Buozzi building is an office property located approximately five miles from the via Lazio building and is also owned by Ellegi.

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

On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) was signed into law.  This legislation significantly changes U.S. tax law by, among other things, lowering corporate income tax rates, implementing a territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries.  The TCJA permanently reduces the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018.  The Company has not analyzed how the TJCA changes could impact U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances.

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

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. Under applicable regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or “QEF,” rules discussed below under “Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

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

If we are a PFIC, as we believe we were in 2017, for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or redeemable warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

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

In general, if we are a PFIC, as we believe we were in 2017, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

If we are a PFIC, as we believe we were for 2017, and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares should be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, we do not plan to make annual determinations or otherwise notify U.S. Holders of the status of any such lower-tier PFIC. There is also no assurance that we will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

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

Interest Rate Risk

The Group’s exposure to interest rate risk primarily relates to its outstanding debts, which is mostly in the form of a variable interest rate mortgage and finance leases. The current weighted average interest rate on such debts is 2.8%.

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

	Current at 2.8% weighted average interest rate	Assuming 1% inflation and 0.25% interest rate increase	Assuming 1% inflation and 0.5% interest rate increase	Assuming 2% inflation and 0.5% interest rate increase	Assuming 2% inflation and 1% interest rate increase	Assuming 3% inflation and 1% interest rate increase	Assuming 3% inflation and 1.5% interest rate increase

Current annual rental based on existing lease agreements	$2,138,471

Adjusted annual rental income according to the inflation rate		$2,159,856	$2,159,856	$2,181,241	$2,181,241	$2,202,626	$2,202,626

$ Increase in rental income		$21,385	$21,385	$42,770	$42,770	$64,155	$64,155

% increase in rental income with inflation rate adjustment		1%	1%	2%	2%	3%	3%

Annual finance expense	891,288	550,400	595,514	595,514	685,744	685,744	775,973

Effect of interest expense on the gross profit before operating expenses		362,273	317,159	338,544	248,314	269,699	179,470

% increase on effect of interest expense on the gross profit before operating expenses		17%	15%	16%	12%	13%	8%

As of December 31, 2017, the Group has no Interest Rate Swap agreements.

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

According to the historical exchange rate published by U.S. Federal Reserve Bank, the exchange rate between Euro and U.S. dollar had moderate fluctuations over the past 10 years. These fluctuations are moderate in nature and not considered a currency of a hyperinflationary economy.

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

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, the full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. As of April 30, 2018, $608,620 of interest expense has been recorded in connection with this note.

During 2014, one of the Subsidiaries missed certain scheduled repayments on a bank loan totaling $193,011 in principal and $22,680 in interest. Except for these missed scheduled repayments, the Group has been current on all scheduled repayments since the beginning of 2014. According to the applicable mortgage agreement, missing scheduled payments can cause the bank to request immediate repayment of the residual debt totaling approximately $1,515,720 as of December 31, 2014. Management initiated negotiations with the bank to postpone repayment for 12 months in 2014. Separately during 2014, one of our other Subsidiaries missed certain scheduled finance lease payments to the leasing department of the same bank. During 2017, the bank official denied the Group’s request and requested immediate repayment of the residual debt. As a result, Management classified such residual debt as current loans and borrowings as of December 31, 2017, 2016 and 2015. On November 10, 2017, the Company ceased control of one of the affected subsidiaries, resulting in the transfer of all the bank loans back to its prior owner.

During 2014, four of the Subsidiaries missed certain scheduled payment to four finance lease creditors, totaling approximately $244,234 in principal and $241,328 in interest as at December 31, 2014. Except for these missed scheduled payments, the Group has been current with all the scheduled payments since the beginning of 2014. Pursuant to the leasing agreement, the finance lease creditors have the right to declare the borrower in default in case of missing scheduled payments via official written notice and demand full payment of outstanding principal balance at the time of such default declaration. Management initiated negotiations with all the affected finance lease creditors for modification repayment plans on these missed payments in 2014. The Group remitted full missed payments to one of the finance lease creditors in the second quarter of 2015 and thus corrected the default. As of December 31, 2015, Management was still undergoing negotiations with the remaining affected finance lease creditor and could not provide assurance that this finance lease creditor would not decide to refuse granting the requested modification repayment plans to the Group. As a result, we classified this one residual finance lease as current loans and borrowings as of December 31, 2015. During 2016, the Group successfully obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this finance lease as current loans and borrowing as of December 31, 2017 and 2016.

In addition, during 2016, one of the Subsidiaries missed certain scheduled payment to a finance lease creditor, but has since obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this affected finance lease as current loans and borrowing as of December 31, 2017 and 2016.

During 2017, the Group has been current with all scheduled lease payments and the repayment plans approved by the finance lease creditors.

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

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2017 was made under the supervision and with the participation of our management, including our Interim Chief Executive Officer and Interim Chief Financial Officer. Based on that evaluation, our Interim Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report due to our internal control over financial reporting not being effective, as described further below.

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

Under the supervision and with the participation of our current management, including our Interim Chief Executive Officer and Interim Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as issued in 2013. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was not effective due to material weaknesses in our internal control over financial reporting as of December 31, 2017, and such weaknesses continue to apply to date. Material weaknesses in our internal controls include the lack of segregation of duties, improper checks and balances, lack of an audit committee, and the fact that the Company’s review procedures in connection with financial reporting are limited. Our management further identified other weaknesses in entity level controls, including, but not limited to, control environment, risk assessment processes, information sharing, and monitoring processes. Such weaknesses previously resulted in the Company’s restatement of its 2013 financial statements. During 2015 and continuing through 2017, our current management has been designing and implementing certain processes and procedures to address the material weaknesses identified. The current management intends to implement further material processes and procedures that will provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with IFRS and its related interpretations as funding becomes available to be able to put the components in place.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum LLP (“Marcum”), our independent registered public accounting firm for the years ended December 31, 2017 and 2016.

	2017	2016

Audit fees(1)	$132,500	$152,500
Audit related fees(2)	–	–
Tax fees	–	–
Total fees	132,500	$152,500

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements.
(2)	“Audited related fees” means the aggregate fees billed for time incurred other than the audit of our consolidated financial statements.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association (1)
1.2	Amendment to Amended and Restated Articles of Association (2)
2.1	Specimen Unit Certificate (1)
2.2	Specimen Ordinary Share Certificate (1)
2.3	Specimen Public Redeemable Warrant Certificate (1)
2.4	Specimen Founder Warrant Certificate (1)
2.5	Specimen Placement Warrant Certificate (1)
2.6	Form of Warrant Agreement (1)
2.7	Form of Unit Purchase Option (1)
4.18	Form of Registration Rights Agreement among the Registrant and the Founders (1)
4.20	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Carolyne Yu (1)
4.22	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dave Sagar (1)
4.23	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Elizabeth Pulchny (1)
4.25	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Lance Wei (1)
4.27	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Dane Chauvel (1)
4.31	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio (2)
4.32	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and CNH Diversified Opportunities Master Account, L.P. (2)
4.33	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Opportunistic Premium Offshore Fund, L.P. (2)
4.34	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Diversified Arbitrage Fund (2)
4.63	Promissory Note, dated as of September 30, 2013, issued to Chardan Capital Markets (8)
4.68	Stock Option Agreement, dated as of May 10, 2014, between the Registrant and Andrea Crespi Bel’skij *
4.69	Stock Option Agreement, dated as of May 10, 2014, between the Registrant and Amy Lau*
4.71	Option Agreement, dated as of December 18, 2014, between the Registrant and LuxCo, Nova, Francesco Rotondi (10)
4.72	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Michela Del Molino (12)
4.73	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Monica Sironi (12)
4.74	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Rosaria Racco (12)
4.105	Stock Option Agreement, dated as of May 10, 2015, between the Registrant and Amy Lau (12)
4.107	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and George Kaufman (12)
4.108	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Michela Del Molino (12)
4.109	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Mattia Nigro (12)
4.110	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Rosaria Racco (12)

Exhibit No.	Description
4.160	Promissory Note, dated as of December 6, 2016, issued to Diana Liu (13)
4.161	Promissory Note, dated as of December 8, 2016, issued to Diana Liu (13)
4.162	Promissory Note, dated as of December 10, 2016, issued to Diana Liu (13)
4.163	Promissory Note, dated as of December 14, 2016, issued to Diana Liu (13)
4.164	Promissory Note, dated as of December 17, 2016, issued to Diana Liu (13)
4.165	Promissory Note, dated as of January 3, 2017, issued to Diana Liu (13)
4.166	Promissory Note, dated as of January 20, 2017, issued to Diana Liu (13)
4.167	Promissory Note, dated as of February 1, 2017, issued to Diana Liu (13)
4.168	Promissory Note, dated as of February 1, 2017, issued to Diana Liu (13)
4.169	Promissory Note, dated as of February 13, 2017, issued to Diana Liu (13)
4.170	Promissory Note, dated as of February 15, 2017, issued to Diana Liu (13)
4.171	Promissory Note, dated as of February 15, 2017, issued to Diana Liu (13)
4.172	Promissory Note, dated as of March 1, 2017, issued to Diana Liu (13)
4.173	Promissory Note, dated as of March 1, 2017, issued to Diana Liu (13)
4.174	Promissory Note, dated as of March 1, 2017, issued to Diana Liu (13)
4.175	Promissory Note, dated as of March 9, 2017, issued to Diana Liu (13)
4.176	Promissory Note, dated as of March 14, 2017, issued to Diana Liu (13)
4.177	Promissory Note, dated as of March 31, 2017, issued to Diana Liu (13)
4.178	Promissory Note, dated as of April 1, 2017, issued to Diana Liu (13)
4.179	Promissory Note, dated as of April 3, 2017, issued to Diana Liu (13)
4.180	Promissory Note, dated as of April 6, 2017, issued to Diana Liu (13)
4.181	Stock Option Agreement, dated as of April 15, 2016 between the Registrant and Amy Lau (13)
4.182	Stock Option Agreement, dated as of April 15, 2016 between the Registrant and George Kaufman (13)
4.183	Stock Option Agreement, dated as of April 15, 2016 between the Registrant and Diana Liu (13)
4.184	Stock Option Agreement, dated as of April 15, 2016 between the Registrant and William Yu (13)
4.185	Stock Option Agreement, dated as of September 9, 2016 between the Registrant and Alison Sagar (13)
4.190	Promissory Note, dated as of May 2, 2017, issued to Diana Liu
4.191	Promissory Note, dated as of June 1, 2017, issued to Diana Liu
4.192	Promissory Note, dated as of July 3, 2017, issued to Diana Liu
4.193	Promissory Note, dated as of August 1, 2017, issued to Diana Liu
4.194	Promissory Note, dated as of September 1, 2017, issued to Diana Liu
4.195	Promissory Note, dated as of October 2, 2017, issued to Diana Liu
4.196	Promissory Note, dated as of November 1, 2017, issued to Diana Liu
4.197	Promissory Note, dated as of December 1, 2017, issued to Diana Liu
4.198	Promissory Note, dated as of January 9, 2018, issued to Diana Liu
4.199	Promissory Note, dated as of February 1, 2018, issued to Diana Liu
4.200	Promissory Note, dated as of March 1, 2018, issued to Diana Liu
4.201	Promissory Note, dated as of April 1, 2018, issued to Diana Liu

Exhibit No.	Description
8.1	List of Subsidiaries (8)
11.1	Code of Ethics (1)
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Letter from Marcum Bernstein & Pinchuk LLP, dated March 20, 2014 (9)

(1)	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-171777).

(2)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2013.

(3)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2012.

(4)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on May 24, 2013.

(5)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on June 27, 2013.

(6)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on July 16, 2013.

(7)	Incorporated by reference to Amendment No. 1 the Schedule TO/A of the registrant, filed on September 6, 2013.

(8)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on October 4, 2013.

(9)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on March 20, 2014.

(10)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on December 23, 2014.

(11)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on May 2, 2016.

(12)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on January 15, 2016.

(13)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 28, 2017.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.
Date: May 2, 2018
	By:	/s/ William Tsu-Cheng Yu
William Tsu-Cheng Yu
Interim Chief Executive Officer and Chairman
(Principal Executive Officer)
Date: May 2, 2018
	By:	/s/ Amy Lau
Amy Lau
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Prime Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Prime Acquisition Corp. and Subsidiaries (the “Company”) as of December 31, 2017, 2016, and 2015, the related consolidated statements of loss and comprehensive loss, changes in deficit, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, 2016, and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant recurring losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2014.

New York, NY
May 2, 2018

Prime Acquisition Corp.

Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31,

	Notes	2017	2016*	2015*

Continuing operations
Rental income		$2,561,322	$2,508,586	$2,624,064
Other revenues		376,549	483,152	204,302
Total Revenues		2,937,871	2,991,738	2,828,366

Depreciation, bad debt and other provisions	4	(67,528)	(3,229)	(12,974)
Other expenses	5	(2,075,996)	(2,245,605)	(3,071,058)
Total operating expenses		(2,143,524)	(2,248,834)	(3,084,032)
Operating profit/(loss)		794,347	742,904	(255,666)

Finance income	6	9,223	19,617	34,889
Finance costs	6	(3,320,839)	(3,756,134)	(3,959,052)
Gain/(loss) on revaluation of derivatives related to convertible promissory notes		292,562	3,085,253	(539,716)
Loss on disposal of property & equipment		–	–	(133,782)
Loss on sale of subsidiary		–	–	(32,340)
Forgiveness of debt		273,037	–	–
Realized loss on sale of real estate investment		–	–	(240,206)
Less: previously recognized unrealized loss on real estate investment		–	–	40,478
Net fair value loss on revaluation of investment property		(806,891)	(519,276)	(884,351)
Loss before tax		(2,758,561)	(427,636)	(5,969,746)

Tax benefit/(expense), current	7,8	(158,639)	(42,367)	(21,507)
Deferred tax benefit/(expense)	7,8	(15,867)	130,306	(122,386)
Loss from continuing operations		$(2,933,067)	$(339,697)	$(6,113,639)

Loss from discontinued operations
Loss from discontinued operations	9	(754,069)	(225,447)	(1,448,047)
Loss for the year		$(3,687,136)	$(565,144)	$(7,561,686)

Other comprehensive loss, net of income tax
Foreign currency translation reserve		813,007	(139,370)	(449,358)
Total comprehensive loss		$(2,874,129)	$(704,514)	$(8,011,044)

Loss per share
From continuing and discontinued operations
Weighted average number of ordinary shares outstanding - basic		1,949,061	1,954,651	2,299,462
Basic loss per share		$(1.89)	$(0.29)	$(3.29)
Weighted average number of ordinary shares outstanding - diluted		1,949,061	1,954,651	2,299,462
Diluted loss per share		$(1.89)	$(0.29)	$(3.29)

From continuing operations
Weighted average number of ordinary shares outstanding - basic		1,949,061	1,954,651	2,299,462
Basic loss per share		$(1.50)	$(0.17)	$(2.66)
Weighted average number of ordinary shares outstanding - diluted		1,949,061	1,954,651	2,299,462
Diluted loss per share		$(1.50)	$(0.17)	$(2.66)

* Restated for discontinued operations (see note 9 — Discontinued Operations)

The accompanying notes are an integral part of these consolidated financial statements.

Prime Acquisition Corp.
Consolidated Statements of Financial Position
As of December 31,

	Notes	2017	2016	2015

ASSETS

Non-current assets
Property and equipment, net	13	$7,614	$11,047	$13,564
Investment properties	14	33,829,902	35,786,053	37,407,083
Other receivables, net less current portion	15	–	143,137	–
Total non-currents assets		33,837,516	35,940,237	37,420,647

Current assets
Prepaid expenses		123,479	66,958	155,256
Trade and other receivables, net	15	407,010	756,940	842,879
Cash and cash equivalents	18	58,143	55,393	134,574
Total current assets		588,632	879,291	1,132,709
TOTAL ASSETS		$34,426,148	$36,819,528	$38,553,356

EQUITY AND LIABILITIES

Deficit
Ordinary shares, $.001 par value (Authorized 50,000,000 shares; 2,043,351, 2,040,451 and 2,040,451 shares issued; 1,903,723, 1,954,651 and 1,954,651 shares outstanding at December 31, 2017, 2016 and 2015 respectively; with 139,628, 85,800 and 85,800 shares as treasury shares at December 31, 2017, 2016 and 2015)	17	$2,043	$2,040	$2,040
Share premium	17	19,604,277	19,240,641	18,289,096
Less: cost of 139,628, 85,800 and 85,800 treasury shares at December 31, 2017, 2016 and 2015		(423,855)	(343,113)	(343,113)
Retained deficit		(25,894,120)	(22,206,984)	(21,641,840)
Foreign currency translation reserve		(643,362)	(1,456,369)	(1,316,999)
Total deficit		(7,355,017)	(4,763,785)	(5,010,816)

Liabilities
Non-current liabilities
Loans and borrowings, less current portion	18,19	18,146,247	21,110,316	21,720,779
Trade and other payable, net less current portion	22	19,597	80,355	–
Deferred tax liabilities	8	2,750,314	2,557,571	2,764,734
Corporate tax liabilities, less current portion		1,035,955	674,164	714,771
Tenant security deposits		847,195	731,841	820,367
Total non-current liabilities		22,799,308	25,154,247	26,020,651

Current liabilities
Notes payable to stockholders, net of unamortized discount of $731,473, $1,122,997 and $1,363,000 at December 31 2017, 2016 and 2015, respectively	20	3,987,479	2,485,566	1,328,263
Due to related party	20	670,017	1,260,243	1,089,549
Loans and borrowings	18,19,21	4,438,354	4,206,847	5,087,208
Trade and other payables	22	6,389,497	5,914,549	5,372,684
Other liabilities and other deferred income	23	308,852	301,800	358,634
Corporate tax liabilities		1,257,245	1,425,618	1,403,005
Derivative financial liabilities	24	1,859,700	794,235	2,733,836
Provisions	25	70,713	40,208	170,342
Total current liabilities		18,981,857	16,429,066	17,543,521
Total liabilities		41,781,165	41,583,313	43,564,172

TOTAL EQUITY AND LIABILITIES		$34,426,148	$36,819,528	$38,553,356

The accompanying notes are an integral part of these consolidated financial statements.

Prime Acquisition Corp.

Consolidated Statements of Changes in Deficit

For the years Ended December 31, 2017, 2016 and 2015

	Ordinary Shares		Treasury shares		Share	Retained	Foreign Currency Translation	Total
	Shares	Amount	Shares	Amount	Premium	Deficit	Reserve	Deficit
Balance at January 1, 2015	2,428,532	$2,429	–	$–	$16,722,007	$(14,080,154)	$(867,641)	$1,776,641
Non-employee stock based compensation	–	–	–	–	260,819	–	–	260,819
Forfeiture of founders shares	(253,881)	(255)	–	–	255	–	–	–
Sale of subsidiary	(220,000)	(134)	85,800	(343,113)	(536,666)	–	–	(879,913)
Beneficial conversion feature on convertible promissory notes	–	–	–	–	1,842,681	–	–	1,842,681
Loss for the year	–	–	–	–	–	(7,561,686)	–	(7,561,686)
Foreign currency translation reserve	–	–	–	–	–	–	(449,358)	(449,358)

Balance at December 31, 2015	1,954,651	$2,040	85,800	$(343,113)	$18,289,096	$(21,641,840)	$(1,316,999)	$(5,010,816)
Non-employee stock based compensation	–	–	–	–	370,040	–	–	370,040
Beneficial conversion feature on convertible promissory note	–	–	–	–	581,505	–	–	581,505
Loss for the year	–	–	–	–	–	(565,144)	–	(565,144)
Foreign currency translation reserve	–	–	–	–	–	–	(139,370)	(139,370)
Balance at December 31, 2016	1,954,651	$2,040	85,800	$(343,113)	$19,240,641	$(22,206,984)	$(1,456,369)	$(4,763,785)
Non-employee stock based compensation	–	–	–	–	95,419	–	–	95,419
Stock option exercise	2,900	3	–	–	5,607	–	–	5,610
Beneficial conversion feature on convertible promissory note	–	–	–	–	59,298	–	–	59,298
Non-cash capital contribution by shareholder in connection with forgiveness of debt	–	–	–	–	203,312	–	–	203,312
Sale of subsidiary	(53,828)	–	53,828	(80,742)	–	–	–	(80,742)
Loss for the year	–	–	–	–	–	(3,687,136)	–	(3,687,136)
Foreign currency translation reserve	–	–	–	–	–	–	813,007	813,007
Balance at December 31, 2017	1,903,723	$2,043	139,628	$(423,855)	$19,604,277	$(25,894,120)	$(643,362)	$(7,355,017)

The accompanying notes are an integral part of these consolidated financial statements.

Prime Acquisition Corp.

Consolidated Statements of Cash Flows

For the years ended December 31,

	2017	2016	2015
Cash flows from operating activities
Loss for the year	$(3,687,136)	$(565,144)	$(7,561,686)
Adjustments to loss for non-cash items
Shared-based payments	95,419	370,040	260,819
Derivatives fair value adjustment	(292,562)	(3,103,350)	506,158
Forgiveness of debts	(273,037)	–	–
Net fair value loss/(gain) on revaluation of investment property	891,649	591,244	2,321,283
Loss on disposal of property and equipment	–	–	134,448
Depreciation	3,764	3,804	3,644
Provision for bad debt	37,622	–	9,814
Release of provision relating to litigation	(2,922)	(145,309)	–
Other provisions	26,332	13,816	26,032
Loss on sale of subsidiary	135,200	–	32,340
Loss on sale of real estate investment	–	–	199,728
Loss on foreign currency exchange on discontinued operation	254,935	–	248,359
Revenues normalization	12,419	45,797	90,994
Deferred tax assets/(liabilities)	25,717	(135,359)	(287,665)
Finance costs	3,468,145	3,942,402	4,172,915
	695,545	1,017,941	157,183
Working capital adjustments
(Increase)/decrease in prepaid expenses	(48,025)	88,152	(6,550)
Decrease/(increase) in trade and other receivables	361,414	(85,023)	(397,465)
Increase/(decrease) in trade and other payables	324,547	(147,677)	325,182
Increase/(decrease) in tenant security deposits	51,341	(64,016)	16,421
Increase in corporate tax liabilities	777,035	442,091	391,492
Cash provided by operating activities	2,161,857	1,251,468	486,263
Corporate taxes paid	(429,063)	(398,147)	(284,241)
Finance costs paid	(1,068,007)	(694,494)	(959,851)
Net cash provided by/(used in) operating activities	664,787	158,827	(757,829)

Cash flows from investing activities
Cash given on disposition	(18,281)	–	(110)
Proceeds from sale of real estate investment	–	–	217,180
Acquisition of property and equipment	–	(1,522)	(7,706)
Net cash (used in)/ provided by investing activities	(18,281)	(1,522)	209,364

Cash flows from financing activities
Advances from related party	13,086	150,894	710,219
Proceeds from stock options exercise	5,607	–	–
Proceeds from notes payable to stockholders	390,000	670,000	845,000
Proceeds from line of credit, net	–	–	85,961
Repayment on finance leases and loans	(1,126,095)	(1,026,181)	(1,136,863)
Net cash (used in)/provided by financing activities	(717,402)	(205,287)	504,317

Effect of exchange rates on cash and cash equivalents	73,646	(31,199)	13,631

Net increase/(decrease) in cash and cash equivalents	2,750	(79,181)	(30,517)

Cash and cash equivalents at beginning of year	55,393	134,574	165,091
Cash and cash equivalents at end of year	$58,143	$55,393	$134,574

The accompanying notes are an integral part of these consolidated financial statements.

Prime Acquisition Corp.

Consolidated Statements of Cash Flows

Years Ended December 31, 2017, 2016 and 2015

(continued)

2017 Non cash transactions

During 2017, the convertible promissory notes issued to one of the directors in 2014 and subsequently renewed in 2015 and in 2016 reached maturity. The Company was not in a position to repay the notes or the accrued interest. As a result, the Company issued new unsecured convertible promissory notes to the director (see note 20 — Related Party Transactions and Balances). The beneficial conversion feature of these notes for the year ended December 31, 2017 amounted to $59,298.

During 2017, Kaiyuan Real Estate Development (“Kaiyuan”) and the Company have reached an agreement to cancel the outstanding payable of $203,312 in full (see note 20 — Related Party Transactions and Balances). The management deemed this transaction a non-cash capital contribution to the Company.

On November 10, 2017, the Company returned one of the Subsidiaries (Nova S.r.l.) acquired through the closing of the Nova Purchase Agreement to the original seller in exchange for the return of 53,828 of the Company’s shares. No additional cash was received in addition to the Company’s share returned (see note 9 — Discontinued Operations).

2016 Non cash transactions

During 2016, the convertible promissory notes issued to one of the directors in 2014 and subsequently renewed in 2015 reached maturity. The Company was not in a position to repay the notes or the accrued interest. As a result, the Company issued new unsecured convertible promissory notes to the director (see note 20 — Related Party Transactions and Balances). The beneficial conversion feature of these notes for the year ended December 31, 2016 amounted to $581,505.

2015 Non cash transactions

On July 7, 2015, the Company returned one of the Subsidiaries (SIM S.r.l.) acquired through the closing of the SIM Purchase Agreement to the original seller in exchange for the return of 220,000 of the Company’s shares. No additional cash was exchanged in addition to the Company’s share returned (see note 9 — Discontinued Operations).

During 2015, the convertible promissory notes issued to one of the directors in 2014 reached maturity. The Company was not in a position to repay the notes or the accrued interest. As a result, the Company issued new unsecured convertible promissory notes to the director (see note 20 — Related Party Transactions and Balances). The beneficial conversion feature of these notes for the year ended December 31, 2015 amounted to $1,842,681.

The accompanying notes are an integral part of these consolidated financial statements.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Corporate Information and Plan of Business Operations

The consolidated financial statements of Prime Acquisition Corp. and its wholly-owned subsidiaries (collectively, the “Group”) for the year ended December 31, 2017 were authorized for issue in accordance with a resolution of the directors on April 30, 2018. Prime Acquisition Corp. (the “Company”) is a Cayman Islands exempted company initially organized as a blank check company for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business in 2010. The registered office is located at No 322, Zhongshan East Road, Shijiazhuang, Hebei Province 05001, China.

The Group is principally engaged in the management of investment property (see note 14 — Investment Properties). On September 30, 2013, the Company consummated a business combination (the “Business Combination”), through Prime Luxembourg S.a.r.l (a Luxembourg company and wholly-owned subsidiary of the Company, “LuxCo”), by acquiring 100% of Seba S.r.l. (“Seba”), Nova S.r.l. (“Nova”), Delfin S.r.l. (“Delfin”), SIM S.r.l. (“SIM”), Dieci Real Estate S.r.l. (“Dieci”), Ellegi S.r.l. (“Ellegi”), G.S.I. S.r.l. (“GSI”), Magfin S.r.l. (“Magfin”), all are Italian limited liability companies (collectively the “Subsidiaries”) for an aggregate of 1,719,317 ordinary shares. The fair value of the shares is the closing market price of the Company at the acquisition date, at $10.96 per share. The fair value of the consideration given was therefore $18,843,714. As a result of this Business Combination, eleven properties were acquired. All of the properties in the portfolio are commercial real estate assets located in Italy. The existing strategic management function and associated processes were acquired with the property and, as such, the Company’s management considers this transaction the acquisition of a business, rather than an asset acquisition. Immediately following consummation of the Business Combination, the Company had a total of 3,635,344 ordinary shares outstanding.

On December 18, 2014, the Company entered into a Stock Purchase Agreement (the “Seba Purchase Agreement”) with LuxCo, Seba, at the time LuxCo’s wholly owned subsidiary, Francesco Rotondi and Luca Failla (the former owners of Seba prior to the Business Combination). Pursuant to the Seba Purchase Agreement, on December 18, 2014, Messrs. Rotondi and Failla acquired all of the outstanding equity interests in Seba in exchange for the return of 497,308 of the Company’s shares (the “Seba Consideration Shares”, the Seba Purchase Agreement event “Unwinding”). Seba’s sole asset consists of four floors of Corso Europa 22, an office building in central Milan. As a result, immediately following the closing of this Seba Purchase Agreement, the Company had a total of 2,682,413 ordinary shares outstanding and the Company’s portfolio comprised of eleven properties (see note 14 — Investment Properties).

Additionally in connection with the Seba Purchase Agreement:

1.	The Company, LuxCo, Messrs. Rotondi and Failla and Giuseppe Pantaleo entered into an agreement which terminated the Transaction Value Agreement dated September 30, 2013 among them (the “Seba-Nova TVA”). The Seba-Nova TVA required the Company to make Messrs. Rotondi, Failla and Pantaleo whole in the event that the average sales price of all of the shares that were issued to them were sold in public market transactions at less than $10 per share.

2.	The Company, LuxCo, Nova, and Mr. Rotondi entered into an option agreement (the “Option Agreement”) pursuant to which Mr. Rotondi would have the right to purchase all of the equity interests in Nova owned by LuxCo in the event that (i) the mortgage payments that Mr. Rotondi has personally guaranteed are not made, or (ii) a certain power of attorney that would facilitate the transfer of Nova’s equity interests to Mr. Rotondi is not renewed. The Option Agreement will terminate on the repayment of the mortgages or the termination of Mr. Rotondi’s personal guaranties. The consideration for the exercise of the option would be the return of 50,000 shares of the Company’s ordinary shares. Nova’s sole asset consists of two floors of Corso Europa 22, an office building in central Milan. As of December 31, 2016, the mortgages were not repaid in full and Mr. Rotondi remains the personal guarantor of the mortgages. On November 10, 2017, Mr. Rotondi exercised this option on the return of 50,000 shares of our ordinary shares, together with 3,828 of our shares that Mr. Giuseppe Pantaleo owned, in exchange for 100% ownership of Nova. As a result, a total of 53,828 shares were returned to the Company.

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On June 26, 2015, the Company entered into a Stock Purchase Agreement (the “SIM Purchase Agreement”) with Prime Luxembourg S.a.r.l., the Company’s wholly-owned subsidiary (“LuxCo”), GSI S.r.l, LuxCo’s wholly-owned subsidiary (“GSI”), SIM S.r.l., at the time owned by LuxCo and GSI (“SIM”), Bell Real Estate S.r.l. (“Bell”), Cesare Lanati and Stefano Lanati (Bell, Cesare Lanati and Stefano Lanati are collectively referred to as the “SIM Buyers”). On July 7, 2015, the SIM Buyers acquired all of the outstanding equity interests in SIM in exchange for the return of 220,000 of the Company’s shares (the “SIM Consideration Shares”). 134,200 shares (61%) were returned to the Company for immediate cancellation, 85,800 shares (39%) were returned to GSI and remained as the Company’s treasury shares. SIM’s sole asset consists of the property located at Via Newton 9, Milan, Italy. As a result, immediately following the closing of this SIM Purchase Agreement, the Company had a total of 2,294,332 ordinary shares outstanding and the Company’s portfolio comprised of ten properties (see note 14 — Investment Properties). In addition, in connection with the transactions contemplated by the SIM Purchase Agreement, the Company extinguished certain trade liabilities associated with its portfolio of properties and the SIM Buyers.

During 2015, the Company established a new subsidiary in Italy, Imperatrice S.r.l. (“Imperatrice”), through LuxCo. This new subsidiary was established for the potential future acquisitions of real estate investment properties in Italy. The Company owned 100% of Imperatrice. On December 31, 2017, the Company ceased the operations of Imperatrice through a voluntary liquidation process (“Imperatrice Liquidation”). As of December 31, 2017, there were no acquisitions of real estate investment properties consummated by Imperatrice.

On November 10, 2017, the Company entered into a Stock Purchase Agreement (the “Nova Purchase Agreement”) with LuxCo, Nova, at the time LuxCo’s wholly owned subsidiary, Francesco Rotondi and Giuseppe Pantaleo (a related party of Mr. Rotondi). Pursuant to the Nova Purchase Agreement, on November 10, 2017, Messrs. Rotondi and Pantaleo acquired all of the outstanding equity interests in Nova in exchange for the return of 53,828 of the Company’s shares (the “Nova Consideration Shares”, the Nova Purchase Agreement event “Nova Sale”). Nova’s sole asset consisted of two floors of Corso Europa 22, an office building in central Milan. As a result, immediately following the closing of the Nova Purchase Agreement, the Company had a total of 1,903,723 ordinary shares outstanding and 139,628 shares as treasury shares. Subsequent to the closing of the Nova Purchase Agreement, the Company’s portfolio is comprised of nine properties (see note 14 — Investment Properties).

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. The Group has incurred recurring operating losses, negative cash flows from operations, and has a working capital deficiency as of December 31, 2017. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

The real estate portfolio of nine properties as of December 31, 2017 in Italy did not generate sufficient positive cash flows. Management believes that when the market conditions are more favorable, some of these properties may be liquidated to generate cash. Although real estate transactions in the greater Milan area have improved during 2016, with the positive trend continuing in 2017, compared to 2015 and 2014, they have been relatively few when compared to pre-financial crisis levels, and an actual transaction may take longer than viable for the Company’s current needs.

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

The funding of the Group has been primarily by the Company entering into interest bearing unsecured convertible promissory notes with one of the directors (see note 20 — Related Party Transactions and Balances). However, if additional financing from a different source is not obtained, the Group may not be able to execute its business plan and may need to curtail certain of its operations.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following which are measured at fair value:

•	Investment properties; and
•	Derivative financial instruments

(c)	Functional and presentation currency

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

The consolidated financial statements comprise the financial statements of the Company and its wholly-owned subsidiaries as of December 31, 2017, 2016 and 2015.

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On July 7, 2015, the Company ceased control of SIM through the closing of the SIM Purchase Agreement in exchange for the return of 220,000 of the Company’s shares. SIM’s operating results through July 7, 2015 are reported as discontinued operations on the Group’s consolidated statements of loss and comprehensive loss for the year ended December 31, 2015.

On November 10, 2017, the Company ceased control of Nova through the closing of the Nova Purchase Agreement in exchange for the return of 53,828 of the Company’s shares. Nova’s operating results through November 10, 2017 are reported as discontinued operations on the Group’s consolidated statements of loss and comprehensive loss for the years ended December 31, 2017, 2016 and 2015.

On December 31, 2017, the Company ceased operations of Imperatrice through a voluntary liquidation process. Imperatrice’s operating results through December 31, 2017 are reported as continuing operations in the Group’s consolidated statement of loss and comprehensive loss for the years ended December 31, 2017, 2016 and 2015.

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

For assets and liabilities that are valued in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

(b)	Revenue

Rental income is recognized in the period on an accrual basis if the amount of revenue can be measured reliably and it is probable that the Group will receive the consideration.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group is the lessor in operating leases. Rental income arising from operating leases on investment property and is accounted for on a straight-line basis over the lease terms and is included in the consolidated statements of loss and comprehensive loss due to its operating nature, except for contingent rental income which is recognized when it arises.

Amounts received from tenants to terminate leases or to compensate for dilapidations are recognized in the consolidated statements of loss and comprehensive loss when the right to receive them arises.

(c)	Cash and Cash Equivalents

Cash and short-term deposits in the consolidated statements of financial position comprise cash held at banks and short-term deposits with an original maturity of three months or less.

(d)	Loans and Borrowings

All loans and borrowings are initially recognized at fair value, less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

In accordance with IAS 17 — Leases, the direct costs of the leases are added to the amount recognized as an asset and amortized over the duration of the leases.

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

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the consolidated statements of financial position differs from its tax base.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Subsidiaries’ operations are located in Italy. Therefore, they are subject to local government regulations and to the uncertainties of the economic and political conditions of this area.

The overall performance is affected by the increase or decrease of the gross Italian national product. Europe experienced a general slowdown in its economy, especially in Italy during 2014 and 2015, with a slight improvement in the economic trend in Italy during 2016 and continued positive trend in 2017.

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the statements of loss and comprehensive loss as they arise.

(q)	Derivative financial instruments – Initial recognition and subsequent measurement

The Group used interest rate swaps in 2016 and 2015 to hedge its risks associated with interest rates. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of loss and comprehensive loss.

In addition, the Group issued convertible promissory notes to certain directors to provide for temporary liquidity. These convertible promissory notes are classified as convertible notes with an embedded derivative liability in accordance with IAS 32 – Financial Instruments: Recognition and Measurement. The embedded derivative liability is calculated first and the residual value is assigned to the debt host liability component. A host loan is accounted for at amortized cost, with an embedded derivative liability being measured at fair value with changes in value being recognized in the consolidated statements of loss and comprehensive loss.

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

IFRS 15 Revenue from Contracts with Customers

The IASB have issued a new revenue recognition standard, IFRS 15 in May 2014, which replaces all existing IFRS revenue requirements. The standard applies to all revenue contracts and provides a model for the recognition and measurement of sales of some non-financial assets. Application is required for all annual periods beginning on or after January 1, 2018. There are new specific requirements in respect of variable consideration such that it is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals as a result of subsequent re-estimation. The adoption of IFRS 15 is not expected to have a significant impact on the revenue recognition as the management has determined that the Company’s revenue is from leases which are outside the scope of IFRS 15.

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

IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The effect of this to the Group’s consolidated financial statements is undetermined at this time.

Note 4 — Depreciation, Bad Debt and Other Provisions

Details of depreciation and bad debt provision are as follows:

	2017	2016*	2015*
Depreciation of property and equipment	$3,574	$3,229	$3,160
Bad debt and other provisions	63,954	–	9,814
Total depreciation, bad debt and other provisions	$67,528	$3,229	$12,974

There was no provision for bad debt for the year ended December 31, 2016 due to the Group’s proactive cash collection policy during 2016.

*   Restated for discontinued operations (see note 9 — Discontinued Operations)

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Other Expenses

Details of other expenses is shown in the table below:

	2017	2016*	2015*
Rental costs	$24,012	$–	$6,697
Staff costs	249,624	252,850	201,423
Sundry operating expenses	623,165	202,932	283,601
Taxation on buildings	175,699	172,120	172,489
Administrative and other expenses	157,315	153,930	834,640
Maintenance expenses	260,287	260,156	244,221
Insurance costs	24,838	120,949	122,492
Legal expenses	84,886	128,166	356,775
Professional fees	329,952	488,327	489,209
Bank fees	15,919	26,407	22,023
Licenses, registration & fees	6,346	7,411	5,821
Non-employee stock based compensation	95,419	370,040	260,819
Travel expense	28,534	62,317	70,848
Total other expenses	$2,075,996	$2,245,605	$3,071,058

*   Restated for discontinued operations (see note 9 — Discontinued Operations)

Note 6 — Finance Income and Costs

The details of finance income and costs on the statements of loss and comprehensive loss are as follows:

Finance income	2017	2016*	2015*
Finance income from variation of fair value on interest rate swap agreements	$–	$18,096	$33,558
Other finance income	9,223	1,521	1,331
Total finance income	$9,223	$19,617	$34,889

Finance costs	2017	2016*	2015*
Finance cost on note payable to underwriters and other debt	$2,429,551	$2,638,729	$2,913,809
Interest expense of bank loans, revolving line of credit and finance leases	891,288	1,117,405	1,045,243
Total finance costs	$3,320,839	$3,756,134	$3,959,052

*   Restated for discontinued operations (see note 9 — Discontinued Operations)

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Income Taxes

Income taxes relating to continuing operations for the years ended December 31 are as follows:

	2017	2016*	2015*
Current tax
In respect of the current year	$166,252	$34,261	$183,005
In respect of the prior year	(14,227)	6,663	(12,664)
Others fiscal unit **	6,614	1,443	(148,834)
	158,639	42,367	21,507

Deferred tax (see note 8 — Deferred Taxes)
In respect of the current year	15,867	(130,306)	122,386
	15,867	(130,306)	122,386
Total income tax expense/(benefit) recognized in the current year relating to continuing operations	$174,506	$(87,939)	$143,893

The income tax expense for the years ended December 31 can be reconciled to the accounting profit as follows:

	2017	2016*	2015*
Profit/(loss) before tax from continuing operations	$(2,758,561)	$(427,636)	$(5,969,746)

Income tax expense/(benefit) calculated at 27.9%, 31.4% and 31.4% for the year ended December 31, 2017, 2016 and 2015 respectively	$(769,639)	$(134,278)	$(1,874,501)
Effect of (income)/expenses that are exempt from taxation	–	9,795	965,868
Effect of expenses that are not deductible in determining taxable profit	235,350	180,042	460,519
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	746,964	136,125	836,295
Effect of previously unrecognized and unused tax losses and deductible temporary differences now recognized as deferred tax assets	(28,760)	(34,200)	(34,904)
Effect of new tax rule in fiscal unit **	6,614	(48,284)	(148,834)
Effect of prior year taxes	(14,227)	6,663	(12,664)
Effect of future change of fiscal aliquota*** on deferred taxes (previous years)	–	(261,115)	–
Effect of future change of fiscal aliquota on deferred taxes (generated in 2016)	–	18,258	–
Others	(1,796)	39,054	(47,886)
Income tax expense/(benefit) recognized in profit or loss relating to continuing operations (current & deferred)	$174,506	$(87,939)	$143,893

*   Restated for discontinued operations (see note 9 — Discontinued Operations)

The tax rate used for the 2017, 2016 and 2015 reconciliations above is the tax rate of 27.9%, 27.9% and 31.4% on taxable profits in Italy, respectively. This tax rate consists of both IRES (an Italian corporate income tax) and IRAP (an Italian regional production tax).

** During 2016, the Italian fiscal authority issued a new tax rule beginning in the fiscal year ended December 31, 2015 and continuing through 2017 allowing utilization of fiscal unit structure in tax reporting to offset and utilize operating losses amongst subsidiaries with common ownership, resulting in tax benefits to the Group.

***Aliquota is the combined total tax rate of IRES and IRAP (see note 8 — Deferred Taxes).

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Deferred Taxes

The amount of unused tax losses for which no deferred tax assets are recognized in the consolidated statements of financial position as of December 31, 2017, 2016 and 2015 was $41,632, $542,357 and $935,866, respectively, with no expiration date limitation.

Deferred tax is calculated in full on temporary differences using a tax rate of 24%, 24% and 27.5% for the years ended December 31, 2017, 2016 and 2015, respectively, if the temporary difference is subject only to IRES (an Italian corporate income tax) rules, or 27.9%, 27.9% and 31.4% for the years ended December 31, 2017, 2016 and 2015, respectively, if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax) rules.

The new Italian legislation amended the IRES rates from 27.5% to 24% in 2017 to be used for the income tax calculation of accounting periods ending in the year 2017 and 2016.

The movement on the deferred tax account is as shown below:

	2017	2016	2015
At January 1	$(2,557,571)	$(2,764,734)	$(3,738,082)

Recognized directly in equity
Sale of SIM (see note 9 — Discontinued Operations)	–	–	315,325
Sale of Nova (see note 9 — Discontinued Operations)	206,679	–	–
Currency exchange difference	(383,555)	71,026	370,358

Recognized in profit and loss
Deferred tax benefit/(expense)	(15,867)	136,137	287,665
At December 31,	$(2,750,314)	$(2,557,571)	$(2,764,734)

Details of the deferred tax liability and amounts recognized in net loss are as follows:

	2017	2017	2017	2017
	Asset	Liability	(Charged) / Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of intangibles	$507,880	$–	$507,880	$59,767
Writing off of tangibles	–	(48,009)	(48,009)	11,164
Accounting of lease contracts according to IAS 17	–	(1,997,805)	(1,997,805)	191,956
Accounting of investment properties according to fair value	–	(948,648)	(948,648)	(225,124)
Loss on investments (internal restructuring)	–	(263,732)	(263,732)	–
Other temporary differences
Bad debt provision	–	–	–	2,780
Others	–	–	–	(24,676)
Total	$507,880	$(3,258,194)	$(2,750,314)	$15,867

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2016	2016	2016	2016*
	Asset	Liabilities	(Charged) / Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of intangibles	$501,880	$–	$501,880	$97,213
Writing off of tangibles	–	(149,164)	(149,164)	8,424
Accounting of lease contracts according to IAS 17	–	(1,574,288)	(1,574,289)	14,091
Accounting of investment properties according to fair value	–	(1,107,110)	(1,107,110)	(272,437)
Mark to market on derivative instruments	–	–	–	53,034
Loss on investments (internal restructuring)	–	(231,484)	(231,484)	(30,470)
Other temporary differences
Bad debt provision	2,596	–	2,596	397
Provision for risk	–	–	–	217
Others	–	–	–	(775)
Total	$504,476	$(3,062,046)	$(2,557,571)	$(130,306)

	2015	2015	2015	2015*
	Asset	Liabilities	(Charged) / Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of intangibles	$611,712	$–	$611,712	$48,844
Writing off of tangibles	–	(120,387)	(120,387)	12,234
Accounting of lease contracts according to IAS 17	–	(1,606,270)	(1,606,270)	253,125
Accounting of investment properties according to fair value	–	(1,436,973)	(1,436,973)	(481,360)
Mark to market on derivative instruments	52,013	–	52,013	10,537
Loss on investments (internal restructuring)	–	(268,103)	(268,103)	273,955
Other temporary differences
Bad debt provision	3,061	–	3,061	5,538
Others	213	–	213	(487)
Total	$666,999	$(3,431,733)	$(2,764,734)	$(122,386)

*Restated for discontinued operations (see note 9 — Discontinued Operations)

Note 9 — Discontinued Operations

SIM Sale

On July 7, 2015, the Company ceased control of SIM through the closing of the SIM Purchase Agreement in exchange for the return of 220,000 of the Company’s shares. Total consideration received for the sale was $879,914. The net carrying value of SIM on July 7, 2015 was $912,254. As a result, the Group recognized a loss of $32,340 on the sale of SIM. SIM’s operating results from January 1, 2015 to July 7, 2015 is reported as discontinued operations on the Group’s consolidated statements of loss and comprehensive loss for the year ended December 31, 2015.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The results of SIM for the year ended December 31, 2015 are presented below:

Rental income	$65,110
Other revenues	9,021
Expenses	(96,857)
Operating (loss)/income	(22,726)
Finance costs	(18,564)
Loss before tax from discontinued operations	(41,290)
Deferred tax expense	(15,488)
Net loss from discontinued operations	(56,778)
Loss on foreign currency exchange on discontinued operation	(248,359)
Loss from discontinued operations	$(305,137)

Loss per share:
Basic loss per share from discontinued operations	$(0.13)
Diluted loss per share from discontinued operations	$(0.13)

Net cash flows for SIM are as follows:

Operating	$377,117
Investing	(1,339)
Financing	(389,425)
Net cash outflow	$(13,647)

The following is a condensed statements of financial position for SIM as of July 7, 2015 (date of disposition):

Investment properties	$2,672,288
Other current assets	(255,710)
Total assets	$2,416,578

Stockholder's equity	$912,255
Loans & borrowings	1,382,295
Other Liabilities	122,028
Total equity and liabilities	$2,416,578

Nova Sale

On November 10, 2017, the Company ceased control of Nova through the closing of the Nova Purchase Agreement in exchange for the return of 53,828 of the Company’s shares. Total consideration received for the sale was $80,742. The net carrying value of Nova on November 10, 2017 was $166,246. In addition, certain inter-company payables from Nova were forgiven prior to the transaction in the amount of $49,696. As a result, the Group recognized a loss of $135,200 on the sale of Nova. Nova’s operating results from January 1, 2017 to November 10, 2017 and for the years ended December 31, 2016 and 2015 are reported as discontinued operations on the Group’s consolidated statements of loss and comprehensive loss for the years ended December 31, 2017, 2016 and 2015.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The results of Nova for the year ended December 31, 2017, 2016 and 2015 are presented below:

(in US $)	2017	2016	2015
Rental income	$167,940	$128,261	$205,355
Other revenues	24,842	2,766	2,479
Expenses	(318,211)	(149,000)	(173,275)
Net fair value loss on revaluation of investment property	(84,150)	(71,968)	(1,436,932)
Operating (loss)/income	(209,579)	(89,941)	(1,402,373)

Finance costs	(146,249)	(213,108)	(213,864)
Loss before tax from discontinued operations	(355,828)	(303,049)	(1,616,237)

Tax expenses, current	144	71,772	63,276
Deferred tax (expense)/credit	(8,250)	5,830	410,051
Net loss from discontinued operations	(363,934)	(225,447)	(1,142,910)

Loss on sale of subsidiary	(135,200)	–	–
Loss on foreign currency exchange on discontinued operation	(254,935)	–	–

Loss from discontinued operations	$(754,069)	$(225,447)	$(1,142,910)

Loss per share:	2017	2016	2015

Basic loss for the year from discontinued operations	$(0.39)	$(0.12)	$(0.50)
Diluted loss for the year from discontinued operations	$(0.39)	$(0.12)	(0.50)

Net cash flows for Nova are as follows:

	2017	2016	2015
Operating	$61,784	$(92,130)	$(43,269)
Investing	–	162,769	(3,400)
Financing	(46,376)	(69,770)	40,416
Net cash inflow/(outflow)	$15,408	$869	$(6,253)

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following is a condensed statement of financial position for Nova as of November 10, 2017 (date of disposition):

Investment properties	$5,806,528
Other current assets	68,884

Total assets	$5,875,412

Stockholder's equity	$166,246
Loans & borrowing	4,853,590
Other liabilities	855,576
Total equity and liabilities	$5,875,412

Note 10 – Financial Instruments – Risk Management

The Group, through its subsidiaries, is exposed to the following financial risks through its operations:

•	Risks related to the general economic trend

•	Risks related to fund requirements

•	Other financial risks

•	Credit risks

•	Liquidity risk

•	Interest rate risk

•	Risk relevant to the environment

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

i. Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables

•	Cash and cash equivalents

•	Trade and other payables

•	Revolving lines of credit

•	Floating-rate bank loans and lease agreements

•	Notes payable

A summary of the financial instruments held by category is provided below:

Financial assets

	December 31, 2017	December 31, 2016	December 31, 2015
Cash and cash equivalents	$58,143	$55,393	$134,574
Trade and other receivables	407,010	900,077	842,879
Total financial assets	$465,153	$955,470	$977,453

Financial liabilities

	December 31, 2017		December 31, 2016		December 31, 2015
	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost
Trade and other payables	$–	$6,409,094	$–	$5,994,904	$–	$5,372,684
Loans and borrowings and notes payable	–	26,572,080	–	27,802,729	–	28,136,250
Derivatives financial liabilities	1,859,700	–	794,235	–	2,733,836	–
Total financial liabilities	$1,859,700	$32,981,174	$794,235	$33,797,633	$2,733,836	$33,508,934

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments measured at fair value

	Fair value measurements at December 31, 2017 using
	Level 1	Level 2	Level 3
Financial liabilities
Derivative financial liabilities – convertible promissory notes	$–	$1,859,700	$–

	Fair value measurements at December 31, 2016 using
	Level 1	Level 2	Level 3
Financial liabilities
Derivative financial liabilities – convertible promissory notes	$–	$794,235	$–

	Fair value measurements at December 31, 2015 using
	Level 1		Level 2		Level 3
Financial liabilities	$		$		$
Derivative financial liabilities – convertible promissory notes		–		2,568,188		–
Derivative financial liabilities – interest rate swap agreement		–		165,648		–
Total financial liabilities		$–		$2,733,836		$–

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

Risk related to the general economic trend

The Group performance is affected by the increase or decrease of the gross Italian national product. Europe experienced a general slowdown in its economy, especially in Italy during 2014 and 2015, with a slight improvement in the economic trend in Italy during 2016 and continued positive trend in 2017.

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Credit risk

The granting of credit to end customers is subject to specific preliminary and on-going assessments of each tenant. Positions amongst trade receivables (if individually significant) for which objective partial or total non-recoverability is ascertained, are subject to individual write-down.

The Group’s cash is held with the following institutions:

Description	Rating	December 31, 2017	December 31, 2016	December 31, 2015

Cassa Rurale e Artigiana di Binasco Credito Coorperativo	N/A	$19,225	$28,016	$87,046
Banca Intesa Sanpaolo	BBB	17,906	1,556	1,200
First Republic Bank	A-	7,363	4,467	22,989
Banca Cassa di Risparmio di Asti	N/A	5,755	5,296	6,527
Banca Popolare di Vicenza	CCC	5,570	8,942	10,244
ING Luxembourg	A+	2,050	2,980	2,831
Bank of China	A	–	3,246	1,406
Banca Popolare Commercio e Industria	C+	–	417	1,781
M&T Bank	A-	–	–	427
Total cash at bank		$57,869	$54,920	$134,451

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

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

At December 31, 2017	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$6,389,497	$19,597	$–	$6,409,094
Loans and borrowings	4,438,354	3,967,793	14,178,454	22,584,601
Notes payable to stockholders	3,987,479	–	–	3,987,479
Derivative financial liabilities	1,859,700	–	–	1,859,700
Total	$16,675,030	$3,987,390	$14,178,454	$34,840,874

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$5,914,549	$80,355	$–	$5,994,904
Loans and borrowings	4,206,847	5,021,073	16,089,243	25,317,163
Notes payable to stockholders	2,516,981	–	–	2,516,981
Derivative financial liabilities	794,235	–	–	794,235
Total	$13,432,612	$5,101,428	$16,089,243	$34,623,283

At December 31, 2015	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$5,372,684	$–	$–	$5,372,684
Loans and borrowings	5,087,208	4,034,053	17,686,726	26,807,987
Notes payable to stockholders	1,328,263	–	–	1,328,263
Derivative financial liabilities	2,733,836	–	–	2,733,836
Total	$14,521,991	$4,034,053	$17,686,726	$36,242,770

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

Note 11 — Operating Leases – Group as Lessor

The Group has entered into leases on its property portfolio. The commercial property leases typically have lease terms between 6 and 9 years and include clauses to enable periodic upward revision of the rental charge according to prevailing market conditions. Some leases contain options to terminate before the end of the lease term.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future minimum rental receivable under non-cancellable operating leases as of December 31, 2017 is as follows:

2017
Within 1 year	$2,035,573
After 1 year, but not more than 5 years	5,498,899
More than 5 years	94,939
Total	$7,629,411

Note 12 — Earnings/(loss) per share

Basic and diluted earnings/(loss) per share is computed by dividing profit/(loss) for the year by the weighted-average number of ordinary shares outstanding during the period.

Potentially dilutive securities include:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015

Warrants to purchase common stock	6,733,292	6,733,292	7,241,054
Common stock in the unit purchase option for underwriters	–	–	215,000
Options in the unit purchase option for underwriters to purchase common stock	–	–	215,000
Convertible promissory notes issued to underwriters and other related parties subject to possible conversion	99,243	99,243	113,385
Convertible promissory notes issued to shareholder subject to possible conversion	2,833,344	1,744,603	1,392,602
Options to purchase common stock	473,944	374,650	107,813
Total potential dilutive securities	10,139,823	8,951,788	9,284,854

The exercise price of the Company’s warrants to purchase common stock is $5.00, expiring on March 30, 2018. During 2018, the Company extended the maturity date of these securities to March 30, 2020. The warrants may be called for redemption by the Company only if the last sale price of its ordinary shares on the stock exchange equals or exceeds $15.00 per share for any 20 trading days within a 30 trading day period. During 2016, the Company recognized the forfeiture of 507,762 shares underlying warrants pursuant to the founders’ units issued at the Company’s IPO in 2011 (see note 17 — Shareholders’ Equity).

The exercise price of the 215,000 units underlying the unit purchase option (“UPO”) issued to underwriters was $12.00 and expired on March 24, 2016. No UPO’s were exercised through the expiration date.

The warrants, UPO, options to purchase common stock, and the convertible promissory notes subject to possible conversion are excluded from the computation of diluted earnings/(loss) per share as of December 31, 2017, 2016 and 2015, as their effect is anti-dilutive due to the net loss at the year end.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following reflects the basic and diluted loss per share for the year ended December 31:

Basic loss per share	2017	2016*	2015*

From continuing operations	$(1.50)	$(0.17)	$(2.66)
From discontinued operations	(0.39)	(0.12)	(0.63)
Total basic loss per share	$(1.89)	$(0.29)	$(3.29)

Diluted loss per share	2017	2016	2015

From continuing operations	$(1.50)	$(0.17)	$(2.66)
From discontinued operations	(0.39)	(0.12)	(0.63)
Total diluted loss per share	$(1.89)	$(0.29)	$(3.29)

The loss and weighted average number of ordinary shares used in the calculation of basic earnings/(loss) per share for the year ended December 31 are as follows:

Basic loss per share	2017	2016*	2015*
Loss from continuing operations used in the calculation of basic loss per share	$(2,933,067)	$(339,697)	$(6,113,639)
Loss from discontinued operations used in the calculation of basic loss per share from discontinued operations	(363,934)	(225,447)	(1,448,047)
Loss on sale of subsidiary	(135,200)	–	–
Loss on foreign currency exchange on discontinued operations	(254,935)	–	–
Loss used in the calculation of basic loss per share	$(3,687,136)	$(565,144)	$(7,561,686)

Weighted average number of ordinary shares for basic loss per share	1,949,061	1,954,651	2,299,462

The loss and weighted average number of ordinary shares used in the calculation of diluted loss per share for the year ended December 31 are as follows:

Diluted loss per share	2017	2016*	2015*
Loss from continuing operations used in the calculation of diluted loss per share	$(2,933,067)	$(339,697)	$(6,113,639)
Loss from discontinued operations used in the calculation of basic loss per share from discontinued operations	(363,934)	(225,447)	(1,448,047)
Loss on sale of subsidiary	(135,200)	–	–
Loss on foreign currency exchange on discontinued operations	(254,935)	–	–
Loss used in the calculation of diluted loss per share	$(3,687,136)	$(565,144)	$(7,561,686)

Weighted average number of ordinary shares used in the calculation of basic loss per share	1,949,061	1,954,651	2,299,462
Weighted average number of ordinary shares used in the calculation of diluted loss per share	1,949,061	1,954,651	2,299,462

*Restated for discontinued operations (see note 9 — Discontinued Operations)

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Property and Equipment

The table below shows the detailed movements which occurred in property and equipment during the years ended December 31, 2017, 2016 and 2015, considering cost and accumulated depreciation separately.

Cost or valuation	Plant and machinery	Industrial and commercial equipment	Office and office-related equipment	Total
Balance at January 1, 2015	$234,350	$989	$11,997	$247,336
Additions	5,271	–	5,289	10,560
Disposals	(134,448)	–	–	(134,448)
Revaluations	(15,307)	(91)	(511)	(15,909)
Balance at December 31, 2015	$89,866	$898	$16,775	$107,539
Additions	–	–	1,480	1,480
Disposals	–	–	–	–
Revaluations	(120)	(22)	(211)	(353)
Balance at December 31, 2016	$89,746	$876	$18,044	$108,666
Additions	289	–	2,104	2,393
Disposals	(1,207)	–	(2,104)	(3,311)
Revaluations	457	150	831	1,438
Balance at December 31, 2017	$89,285	$1,026	$18,875	$109,186

Accumulated depreciation	Plant and machinery	Industrial and commercial equipment	Office and office-related equipment	Total
Balance at January 1, 2015	$85,179	$108	$5,105	$90,392
Depreciation charge for the year	469	–	3,114	3,583
Balance at December 31, 2015	$85,648	$108	$8,219	$93,975
Depreciation charge for the year	495	–	3,149	3,644
Balance at December 31, 2016	$86,143	$108	$11,368	$97,619
Depreciation charge for the year	855	–	3,098	3,953
Balance at December 31, 2017	$86,998	$108	$14,466	$101,572

Property and equipment, net at December 31, 2015	$4,218	$790	$8,556	$13,564

Property and equipment, net at December 31, 2016	$3,603	$768	$6,676	$11,047

Property and equipment, net at December 31, 2017	$2,287	$918	$4,409	$7,614

Revaluations of the property and equipment arise from increase/(decreases) in the 2017, 2016 and 2015 year-end Euro currency exchange rate as compared to the US Dollar from the prior year.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Investment Properties

Investment properties were valued on December 31, 2017, 2016 and 2015 using the discounted cash flow (DCF) method by an independent qualified professional valuation expert. The methods and assumptions adopted for the real estate appraisals carried out by the expert in determining the fair value of the investment property are in accordance with IAS 40, Investment Property.

The Group currently has no obligations to purchase, construct new investment properties or develop the existing investment properties.

Investment properties valuation at December 31, 2017, 2016 and 2015 are shown in the table below:

Cost or valuation	Investment Properties
Balance at January 1, 2015	$47,629,537
Additions	–
Disposals	(3,412,482)
Revaluation adjustment	(2,271,703)
Currency exchange rate adjustment	(4,538,269)
Balance at December 31, 2015	$37,407,083
Additions	–
Disposals	–
Revaluation adjustment	(563,477)
Currency exchange rate adjustment	(1,057,553)
Balance at December 31, 2016	$35,786,053
Additions	–
Disposals	(5,893,888)
Revaluation adjustment	(858,371)
Currency exchange rate adjustment	4,796,108
Balance at December 31, 2017	$33,829,902

Details of the investment properties is as follows:

Location, address	2017 Fair Value, Level 3	2016 Fair Value, Level 3	2015 Fair Value, Level 3
Milano, Corso Europa 22	$–	$5,339,312	$5,565,238
Buccinasco, Via Lucania 2-4-6	18,982,736	16,492,776	17,396,117
Buccinasco, Via Privata Mulino 24	1,130,068	981,336	1,096,759
Buccinasco, Via Lazio 95	3,907,149	3,703,752	3,887,522
Buccinasco, Via Bruno Buozzi 22	180,330	849,436	879,579
Buccinasco, Via Emilia 30	180,330	162,501	166,143
Rozzano, Milanofiori, Building A5	2,789,103	2,437,512	2,454,134
Rozzano, Milanofiori, Building N1	3,847,039	3,397,744	3,464,021
Rozzano, Milanofiori, Building Q5	1,154,112	1,018,268	1,031,605
Rozzano, Milanofiori, Building Q7	1,659,035	1,403,416	1,465,965
Total	$33,829,902	$35,786,053	$37,407,083

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2017, 2016 and 2015, all investment properties are in the commercial rental category.

The overall reduction of the portfolio’s fair value from 2015 to 2016 mainly reflects the 2.83% decrease in the 2016 year-end Euro currency exchange rate, compared to the US Dollar from the prior year. The Euro currency exchange rate from 2016 to 2017 reflects an increase of 13.93%. The significant decrease in the 2017 fair value of the total commercial rental properties from 2016 is primarily due to (1) the sale of Nova in November 2017 (Nova’s sole asset consisted of the property located at Corso Europa 22, Milan, Italy) and (2) the adjustment to the fair value to the property on Via Buozzi 22 as a result of the Company entering into a contract subsequent to year end offering an unrelated party to purchase the property in February 2018. This contract expires on December 31, 2018 (see note 30 — Subsequent Events).

The portfolio of properties has low vacancy rates. The properties have an average lease expiration of approximately 5 years. The properties comprising the portfolio are commercial real estate assets.

During 2015, the economic recession in Italy continued to affect the real estate industry causing a general delay in rental payments and sometimes an early termination of outstanding leasing agreements. Nevertheless, the amount of rental fees is essentially unchanged compared to previous years. During 2017 and 2016, the general economy in Italy has improved, compared to 2015. The largest improvement in the real estate sector in Milan was in the residential assets. The market for retail offices in Milan, unlike the residential sector, is struggling to recover fully, although the improvement of some indicators seems to confirm the conditions for a recovery. The market for shops in 2017 confirms the growth trend started in 2014. The warehouses/laboratories market still appears to be weak in 2017, with a demand that is still inadequate to absorb the oversupply.

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

In regards to the commercial rental properties in the town of Assago, Buccinasco and Rozzano, the market data of the outskirt area of Milan was used as a basis of comparison. For the commercial rental property at Corso Europa 22 in Milan, it is considered to be in the top range category due to the location of the property and the current rental agreements in place. The Corso Europa 22 property has been sold with Nova in November 2017, hence no longer in the Company’s portfolio.

The Group has set up a policy of engaging an independent qualified professional valuation expert to value the investment properties on an annual basis at the end of each year. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. The valuation performed by the independent qualified professional valuation expert is reviewed by the Group’s Interim CEO, Interim CFO, and certain members of the Board of Directors.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The summary of the unobservable inputs used for the year ended December 31, 2017 are as follows:

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used
Buccinasco, Via Lucania 2-4-6	$18,982,736	DCF	ERV	$96 per sq. meter
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	8.50%
			Cap rate	7.5%

Buccinasco, Via Privata Mulino 24	1,130,068	DCF	ERV	$213 per sq. meter
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	7.30%
			Cap rate	6.9%

Buccinasco, Via Lazio 95	3,907,149	DCF	ERV	$82 per sq. meter - warehouse $117 per sq meter - office
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	8.60%
			Cap rate	7.5%

Buccinasco, Via Bruno Buozzi 22	180,330	DCF	ERV	$117 per sq. meter
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	6.80%
			Cap rate	5.6%

Buccinasco, Via Emilia 30	180,330	DCF	ERV	$69 per sq. meter, $481 per parking space
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	8.70%
			Cap rate	7.6%

Rozzano, Milanofiori, Building A5	2,789,103	DCF	ERV	$153 per sq. meter - offices, $166 per sq. meter commercial area $48 per sq. meter - cellars, $1,082 per parking space
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	6.80%
			Cap rate	5.6%

Rozzano, Milanofiori, Building N1	3,847,039	DCF	ERV	$84 - $153 per s. meter
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	6.80%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q5	1,154,112	DCF	ERV	$153 per sq. meter, $1,082 per parking space
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	6.80%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q7	1,659,035	DCF	ERV	$153 per sq. meter, $1,082 per parking space
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	6.80%
			Cap rate	5.6%

Total	$33,829,902

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The summary of the unobservable inputs used for the year ended December 31, 2016 are as follows:

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used

Milano, Corso Europa 22	$5,339,312	DCF	ERV	$475 per sq. meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	4.96%
			Cap rate	4.3%

Buccinasco, Via Lucania 2-4-6	16,492,776	DCF	ERV	$88 per sq. meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	8.56%
			Cap rate	7.5%

Buccinasco, Via Privata Mulino 24	981,336	DCF	ERV	$185 per sq. meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	7.36%
			Cap rate	6.9%

Buccinasco, Via Lazio 95	3,703,752	DCF	ERV	$73 - $103 per sq. meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	8.66%
			Cap rate	7.5%

Buccinasco, Via Bruno Buozzi 22	849,436	DCF	ERV	$103 per sq. meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used
Buccinasco, Via Emilia 30	162,501	DCF	ERV	$61 per sq. meter, $422 per parking space
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	8.76%
			Cap rate	7.6%

Rozzano, Milanofiori, Building A5	2,437,512	DCF	ERV	$135 per sq. meter, $950 per parking space
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building N1	3,397,744	DCF	ERV	$74 - $135 per sq. meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q5	1,018,268	DCF	ERV	$135 per sq. meter, $950 per parking space
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q7	1,403,416	DCF	ERV	$135 per sq. meter, $950 per parking space
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Total	$35,786,053

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The summary of the unobservable inputs used for the year ended December 31, 2015 are as follows:

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used

Milano, Corso Europa 22	$5,565,238	DCF	ERV	$499 per sq. meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	4.96%
			Cap rate	4.3%

Buccinasco, Via Lucania 2-4-6	17,396,117	DCF	ERV	$91 per sq. meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	8.46%
			Cap rate	7.4%

Buccinasco, Via Privata Mulino 24	1,096,759	DCF	ERV	$192 per sq. meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	7.26%
			Cap rate	6.8%

Buccinasco, Via Lazio 95	3,887,522	DCF	ERV	$75 - $106 per sq. meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	8.56%
			Cap rate	7.4%

Buccinasco, Via Bruno Buozzi 22	879,579	DCF	ERV	$106 per sq. meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Buccinasco, Via Emilia 30	166,143	DCF	ERV	$64 per sq. meter, $434 per parking space
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	8.66%
			Cap rate	7.5%

Rozzano, Milanofiori, Building A5	2,454,134	DCF	ERV	$139 per sq. meter, $977 per parking space
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building N1	3,464,021	DCF	ERV	$76 - $139 per sq. meter
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q5	1,031,605	DCF	ERV	$139 per sq. meter, $977 per parking space
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q7	1,465,965	DCF	ERV	$139 per sq. meter, $977 per parking space
			Rental growth p.a.	0.83% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%
Total	$37,407,083

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Note 15 — Trade and Other Receivables

Trade and other receivables consist of the following at December 31:

	2017	2016	2015
Trade receivables	$136,224	$154,642	$686,745
Less: bad debt provision	(54,303)	(50,426)	(488,978)
Trade receivables, net	81,921	104,216	197,767
Other receivables (taxes receivable, unbilled revenue and maintenance charges)	325,089	652,724	645,112
Total trade and other receivables, net current portion	$407,010	$756,940	$842,879
Other receivables - taxes receivables	$–	$143,137	$–
Total trade and other receivables, net non-current portion	$–	$143,147	$–

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Lanati was one of the sellers of the investment properties and a current shareholder of the Group, and performed maintenance and other services for the Group’s investment properties. The Group leases office and parking spaces to Lanati and pays certain expenses on Lanati’s behalf. In July 2015, the Group reached various agreements with Lanati for the offsetting of certain receivables (due from Lanati) and payables (due to Lanati). The total amount offset in July 2015 was approximately $1,544,265 (see note 20 — Related Party Transactions and Balances).

Details of the Group’s bad debt provision at December 31 are as follows:

	2017	2016	2015
At January 1	$50,426	$488,978	$521,111
Provided during the year	40,022	–	29,313
Receivable written off during the year as uncollectible	(30,846)	(35,612)	(19,092)
Unused amount reversed	(12,323)	(389,116)	(30,840)
Currency exchange rate and other adjustment	7,024	(13,824)	(11,514)
At December 31	$54,303	$50,426	$488,978

Note 16 — Cash and Cash Equivalents

Cash and cash equivalents at December 31 is comprised of the following:

	2017	2016	2015
Cash at bank	$57,869	$54,920	$134,451
Cash on hand	274	473	123
Total cash and cash equivalent	$58,143	$55,393	$134,574

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

On November 10, 2017, the Company ceased control of Nova through the closing of the Nova Purchase Agreement in exchange for the return of 53,828 of the Company’s shares. These shares are classified as the Company’s treasury shares for the year ended December 31, 2017. Separately in 2017, certain consultants of the Company and employees of the subsidiaries exercised their vested stock options, yielding 2,900 shares.

As of December 31, 2017, 2016 and 2015, there were 1,903,723, 1,954,651 and 1,954,651 ordinary shares outstanding, respectively. As of December 31, 2017 and 2016, there were 139,628, 85,800 and 85,800 shares as treasury shares, respectively.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share Premium

As a result of the Company ceasing control of Seba on July 7, 2015, the Group derecognized the assets and liabilities of SIM from the consolidated statements of financial position. The Group further recognized the loss associated with the loss of control attributable to the former controlling interest. Following the ceasing of control, the Group did not retain an investment in SIM. Therefore, no retained interest remeasurement is necessary.

In connection with ceasing control of Nova on November 10, 2017, the Group derecognized the assets and liabilities of Nova from the consolidated statements of financial position. The Group further recognized the loss associated with the loss of control attributable to the former controlling interest. Following the ceasing of control, the Group did not retain an investment in Nova. Therefore, no retained interest remeasurement is necessary.

Note 18 — Loans and Borrowings

The book value of loans and borrowings consist of the following:

Loans and borrowings	2017	2016	2015
Non-current
Bank loans	$–	$4,179,528	$4,301,125
Finance lease creditor	17,148,421	16,054,972	16,518,357
Other loans	997,826	875,816	901,297
Total non-current	18,146,247	21,110,316	21,720,779
Current
Revolving lines of credit	812,913	711,675	680,075
Bank loans	1,604,426	1,683,705	1,660,946
Finance lease creditor	1,131,182	921,634	1,856,354
Other loans	889,833	889,833	889,833
Total current	4,438,354	4,206,847	5,087,208
Total loans and borrowings	$22,584,601	$25,317,163	$26,807,987

Bank loans

Bank loans include both secured and unsecured bank loans. Certain bank loans are secured by the investment properties. In addition to using the investment properties as collateral, some of the loans are further personally guaranteed by the former owners of the properties. The total fair value of the investment properties used as collateral was $3,907,149, $9,043,064 and $9,452,760 as of December 31, 2017, 2016 and 2015 respectively.

The tables below show the detail of bank loans by expiry date and rate. All bank loan contracts provide for floating rates.

2017	Floating rate	Total

Expiry within 1 year	$1,604,426	$1,604,426
Expiry within 1 and 5 years	–	–
Expiry in more than 5 years	–	–
Total	$1,604,426	$1,604,426

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2016	Floating rate	Total

Expiry within 1 year (current)	$1,683,705	$1,683,705
Expiry within 1 and 5 years (non-current)	1,438,478	1,438,478
Expiry in more than 5 years (non-current)	2,741,050	2,741,050
Total	$5,863,233	$5,863,233

2015	Floating rate	Total

Expiry within 1 year (current)	$1,660,946	$1,660,946
Expiry within 1 and 5 years (non-current)	1,507,833	1,507,833
Expiry in more than 5 years (non-current)	2,793,292	2,793,292
Total	$5,962,071	$5,962,071

As of December 31, 2017, 2016 and 2015, the effective interest rate varies from EURIBOR+1.125% to EURIBOR+2.554%. This amounted to 0.795% to 2.224% as of December 31, 2017.

During 2014, one of the Subsidiaries missed certain scheduled repayments on a bank loan totaling $193,011 in principal and $22,680 in interest. Except for these missed scheduled repayments, the Group has been current on all scheduled repayments since the beginning of 2014. According to the applicable mortgage agreement, missing scheduled payments can cause the bank to request immediate repayment of the residual debt totaling approximately $1,515,720 as of December 31, 2014. Management initiated negotiations with the bank to postpone repayment for 12 months in 2014. Separately during 2014, one of the other Subsidiaries missed certain scheduled finance lease payments to the leasing department of the same bank. During 2017, the bank official, denied the Group’s request and requested immediate repayment of the residual debt. As a result, Management has classified such residual debt as current loans and borrowings as of December 31, 2017, 2016 and 2015. On November 10, 2017, the Company ceased control of one of the affected subsidiaries and, as a result, transferred all the bank loans back to its prior owner.

Revolving lines of credit

The Group has outstanding balances at December 31, 2017, 2016 and 2015 as follows:

2017	Floating rate	Fixed rate	Total

Expiry within 1 year	$408,042	$404,871	$812,913
Expiry within 1 and 5 years	–	–	–
Expiry in more than 5 years	–	–	–
Total	$408,042	$404,871	$812,913

2016	Floating rate	Fixed rate	Total

Expiry within 1 year (current)	$356,309	$355,366	$711,675
Expiry within 1 and 5 years (non-current)	–	–	–
Expiry in more than 5 years (non-current)	–	–	–
Total	$356,309	$355,366	$711,675

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2015	Floating rate	Fixed rate	Total

Expiry within 1 year (current)	$318,063	$362,012	$680,075
Expiry within 1 and 5 years (non-current)	–	–	–
Expiry in more than 5 years (non-current)	–	–	–
Total	$318,063	$362,012	$680,075

The facilities expiring within 1 year are annual facilities subject to renewal at various dates. As at December 31, 2017, 2016 and 2015, the effective interest rate varies from 8.025% to 12.97%, 4.86% to 15.50%, and 5.50% to 15.50% respectively.

The revolving lines of credit are unsecured, and personally guaranteed by the former owners of the properties. The total revolving lines of credit approved by the bank as of December 31, 2017, 2016 and 2015 were $120,220, $110,796 and $575,527, respectively. The total balances of the revolving lines of credit as of December 31, 2017, 2016 and 2015 were $118,694, $107,059 and $680,075, respectively. The revolving lines of credit were overdrawn on December 31, 2015. The overdrawn amounts were agreed to with the lender and not considered an event of default. During 2016, two of the lines of credit were revoked and one of the lines of credit expired without a renewal contract (all from the same lender). The balance on these three lines of credit, totaling $694,219, remains outstanding as of December 31, 2017. As of the date of this report, the Group has initiated a legal dispute as the plaintiff with the lender to obtain the forfeiture of these outstanding balances due to the bank’s breaching of contract and the unlawful accrual of interest on the amount in dispute.. The Company and the lender are pursuing active negotiations on the position of these outstanding balances and during the negotiation, the outstanding balances are considered in default. However, there can be no assurance the Company can obtain the forfeiture of these outstanding balances.

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

Current other loans consist of an interest bearing convertible promissory note with the underwriters (see Note 21 — Note Payable to Underwriters).

Note 19 — Finance Leases

The Group leases all of its real estate properties except for the properties located in Via Lazio 95 in Buccinasco, Via Buozzi 22 in Buccinasco, and Corso Europa 22 in Milan.

Such assets are classified as finance leases as the Group has the right to purchase the assets outright at the end of the minimum lease term by paying a nominal amount. The total fair value of the investment properties that carried finance leases was $29,742,423, $25,731,052 and $26,908,602 as of December 31, 2017, 2016 and 2015, respectively.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments due are as follows:

2017	Minimum lease payments	Interest	Present value

Less than one year	$2,180,616	$1,049,434	$1,131,182
Later than one year and not later than five years	7,236,202	3,231,225	3,967,793
Later than five years	16,296,170	3,115,542	13,180,628
Total	$25,712,988	$7,396,201	$18,279,603

2016	Minimum lease payments	Interest	Present value

Less than one year	$1,920,618	$998,984	$921,634
Later than one year and not later than five years	6,739,259	3,156,663	3,582,596
Later than five years	16,073,358	3,600,982	12,472,376
Total	$24,733,235	$7,756,629	$16,976,606

2015	Minimum lease payments	Interest	Present value

Less than one year	$3,514,879	$1,658,525	$1,856,354
Later than one year and not later than five years	5,952,787	3,426,567	2,526,220
Later than five years	18,934,300	4,942,163	13,992,137
Total	$28,401,966	$10,027,255	$18,374,711

As at December 31, 2017, 2016 and 2015, the effective interest rate varies from EURIBOR+1.4% to EURIBOR+2.762%. This amounted to 1.07% to 2.432%, 1.08% to 2.442%and 1.27% to 2.632% as of December 31, 2017, 2016 and 2015, respectively.

The present value of the future minimum lease payments are categorized as follows:

	2017	2016	2015

Current liabilities	$1,131,182	$921,634	$1,856,354
Non-current liabilities	17,148,421	16,054,972	16,518,357
Total	$18,279,603	$16,976,606	$18,374,711

During 2015, two of the three affected finance lease creditors granted the Group modification repayment plans. As of December 31, 2015, Management was still undergoing negotiations with the remaining affected finance lease creditor and could not provide assurance that this finance lease creditor would not decide to refuse granting the requested modification repayment plans to the Group. As a result, the Group classified this one residual finance lease as current loans and borrowings as of December 31, 2015. During 2016, the Group successfully obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this finance lease as current loans and borrowing as of December 31, 2017 and 2016.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition, during 2016, one of the Subsidiaries missed certain scheduled payment to a finance lease creditor, but has since obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this affected finance lease as current loans and borrowing as of December 31, 2017 and 2016.

During 2017, the Group has been current with all scheduled lease payments and the repayment plans approved by the finance lease creditors.

Note 20 — Related Party Transactions and Balances

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

On July 1, 2014, all the aforementioned non-interest bearing unsecured promissory notes amounting to $420,000 and $230,000 of reimbursable expenses owed to one director, and an additional cash injection of $30,000 to the Company on June 26, 2014 were converted to an interest bearing unsecured convertible promissory note of $680,000 with an interest rate of 10% per annum, compounding annually. The note matures on the earlier of (i) the date on which the Company liquidates and winds-up its affairs, or (ii) June 30, 2015 (one year from the date of the interest bearing unsecured note). The convertible feature grants the payee the option to convert the principal sum and any unpaid interest for the lower of (1) $2.29 per share, or (2) the price per share of the Company’s next round of financing. Following the conversion of this aforementioned non-interest bearing unsecured promissory note to an interest bearing unsecured convertible promissory note, the Company further entered into various additional interest bearing unsecured convertible promissory notes during 2015, 2016 and 2017 which amounted to $3,965,000 with the same interest rate and similar convertible feature as the previously converted notes. During 2017, 2016 and 2015, the interest bearing unsecured convertible promissory notes from 2016, 2015 and 2014 reached maturity. The Company was not in a position to repay the notes or the accrued interest. As a result, the Company issued new interest bearing unsecured convertible promissory notes (“Roll-over Notes”) to the director for the principal and accrued unpaid interest. These Roll-over Notes have the same interest rate and similar convertible feature as the original convertible notes. The total interest bearing unsecured promissory notes payable to this director amounted to $4,718,952, $3,608,100 and $2,671,000 as of December 31, 2017, 2016 and 2015, respectively. Due to the specific terms of the conversion feature on these promissory notes, these notes are classified as convertible notes with an embedded derivative liability. The host loan is accounted for at amortized cost, with an embedded derivative liability being measured at fair value with changes in value being recorded in profit and loss. The embedded derivative liability is calculated first and the residual value is assigned to the debt host liability component. Amortization expense for the years ended December 31, 2017, 2016 and 2015 amounted to $1,813,934, $2,132,808 and $1,922,943, respectively, with the unamortized portion amounting to $731,473, $1,122,997 and $1,363,000, respectively. The derivative liability related to these promissory notes as of December 31, 2017, 2016 and 2015 was $1,859,700, $794,235 and $2,568,188, respectively (see note 24 — Derivative Financial Liabilities). As of the date of this report, the convertible right had not been exercised. The Company has an interest payable to this director in the amount of $1,005,089, $581,648 and $267,464 as of December 31, 2017, 2016 and 2015, respectively (see note 30 — Subsequent Events).

From time to time, the Company’s executives incurred expenses on behalf of the Company for various office and travel expenses prior to the Business Combination in September, 2013 and during the major management change occurred in May, 2014. No interest is charged by the executives on any outstanding balance owed by the Company. For the years ended December 31, 2017, 2016 and 2015, total expenses paid by the executives on behalf of the Company totaled $32,286, $136,591 and $141,022, respectively. Of these amounts, $32,286, $136,591 and $141,022 has not been repaid to the Company’s executives and are included in due to related party in the accompanying consolidated statements of financial position as of December 31, 2017, 2016 and 2015, respectively.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Separately on December 16, 2014, the Company and one of the current officers agreed to convert $18,000 of the outstanding balance owed by the Company to an interest bearing unsecured promissory note with the same interest rate and similar convertible feature as the ones aforementioned between the Company and the director. The outstanding balance arose from the services the officer provided to the Company after the Business Combination and before becoming the current officer of the Company. During 2015, at the maturity of this note, the Company was not in a position to repay this note or the accrued interest. The Company issued new unsecured convertible promissory notes to this officer. Similar to the aforementioned Roll-over Notes between the Company and the director, the principal amount of this new note consisted of the original principal amount plus the accrued unpaid interest with the same interest rate and similar convertible feature. On December 16, 2016, the maturity of the roll-over note, the note was not renewed. The Company and the officer have agreed on an installment repayment plan of $2,500 per month for the principal and interest related to this matured note. The outstanding principal and interest was fully repaid as of December 31, 2017.

In connection to the management change by way of majority shareholder consent on May 5, 2014, a non-employee consultant from prior to the Business Combination became an officer of the Company. The outstanding amount of $55,000 for services provided by the consultant had not been paid by the Company as of December 31, 2015 and was classified as due to related party as of December 31, 2015. The outstanding amount was fully repaid as of December 31, 2016.

The Company agreed to pay Kaiyuan Real Estate Development (“Kaiyuan”) a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing March 24, 2011 and ending on the consummation of its Business Combination. Kaiyuan is an affiliate of Mr. Yong Hui Li, the Company’s chairman prior to the Business Combination. There were no expenses incurred under this agreement for the years ended December 31, 2017, 2016 and 2015. The Company had a payable to Kaiyuan of $203,312 as at December 31, 2016 and 2015. During 2017, Kaiyuan and the Company has reached an agreement to cancel the outstanding payable in full. The cancelled outstanding payable is included in share premium in the accompanying consolidated statements of financial position as of December 31, 2017 as a non-cash capital contribution.

Mr. Cesare Lanati (the former owner of certain subsidiaries and current stockholder of the Group) performed maintenance and other services for the Group’s investment properties. The Group leases office and parking spaces to Lanati and pays certain expenses on Lanati’s behalf. During 2015, the Group reached various agreements with Lanati offsetting certain receivables and payables (see Note 15 — Trade and Other Receivables, and Note 22 — Trade and Other Payables).

In April 2016, a director was granted $248,000 as compensation for the year ended December 31, 2015. In addition, in April 2016, the Company granted 100,000 stock options to the same director for the services provided in 2015, pursuant to which 60% vested immediately with the remaining balance vesting over 14 months following the grant date. The fair value of the options granted to this director using the Black-Scholes option-pricing model is $88,400 (see Note 26 — Share-Based Payment). Separately, in April 2016, the Company granted compensation of $248,000 to the Interim Chief Executive Officer and 100,000 stock options at an exercise price of $2.94 per share for services provided in 2015. 60% of the stock options granted vested immediately on the grant date with remaining balance vesting over 14 months following the grant date. The fair value of the stock options granted to the Interim Chief Executive Officer using the Black-Scholes option-pricing model is $88,400. Further, in April 2016, the Company granted additional compensation of $93,000 in 2015 to the Interim Chief Financial Officer and 30,000 stock options at an exercise price of $2.94 for services provided in 2015. The stock options granted vest over 18 months from the grant date. The fair value of the stock options granted to the Interim Chief Financial Officer using the Black-Scholes option-pricing model is $26,520. All 2015 compensation amounts were accrued as due to related parties as of December 31, 2017, 2016 and 2015. Further, in March 2017, the Company granted compensation of $50,000 to its Interim Chief Executive Officer as compensation for services rendered during 2016, which has been accrued as due to related parties as of December 31, 2017 and 2016.

Note 21 — Note Payable to Underwriters

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC (“Chardan”) for the total remaining amount of $889,833 due to the underwriter at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. The Company has interest payable to Chardan in the amount of $561,585, $420,448 and $327,229 as of December 31, 2017, 2016 and 2015, respectively. Interest expense on this note amounted to $141,137, $138,788 and $136,288 for the years ended December 31, 2017, 2016 and 2015, respectively. George Kaufman, one of the Group’s directors, is an employee of Chardan.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 22 — Trade and Other Payables

Details of trade and other payables at December 31 are as follows:

	2017	2016	2015
Accrued expenses	$2,716,238	$2,789,476	$2,863,516
Interest payables	1,061,346	796,175	560,835
Trade account payables	2,593,584	2,295,501	1,834,773
Other payables - social security payments	18,329	33,397	113,560
Total trade and other payables, current	$6,389,497	$5,914,549	$5,372,684
Other payables - social security payments	$3,568	$63,143	$–
Other payables - property taxes payments	16,029	17,212	–
Total trade and other payables, non-current	$19,597	$80,355	$–

Book values approximate fair value at December 31, 2017, 2016 and 2015.

Note 23 — Other Liabilities and Other Deferred Income

Details of other liabilities and other deferred income at December 31 are as follows:

	2017	2016	2015
Other deferred income	$306,055	$301,800	$276,496
Other liabilities	2,797	–	82,138
Total other liabilities and other deferred income	$308,852	$301,800	$358,634

Other deferred income consists of rental income and condominium expenses reimbursement invoiced to certain tenants immediately before the actual leasing period (prepayment from tenants). Other liabilities consist of certain interest and condominium expenses.

Note 24 — Derivative Financial Liabilities

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

	2017	2016	2015
Derivatives not designated as hedging instruments
Conversion feature on promissory notes	$1,859,700	$794,235	$2,568,188
Interest rate swaps	–	$–	$165,648
Total derivatives not designated as hedging instruments	$1,859,700	$794,235	$2,733,836

Interest rate swaps

The Group entered into interest rate swap contracts by using floating-to-fixed interest rate swaps. The interest rate swap contracts were linked to a part of a leasing contract. The interest rate swap contract was closed during 2016. As a result of the termination of the interest rate swap contract the amount owed to the financial institution is $163,741 at December 31, 2017 and is included in loans and borrowings in the accompanying consolidated statements of financial position. The notional value as at December 31, 2015 was $1,432,225. The change in fair value during the years ended December 31, 2016 and 2015 amounted to $18,096 and $33,558, respectively.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The convertible promissory notes issued to a certain director were classified as convertible promissory notes with an embedded derivative liability. The host notes are accounted for at amortized cost, with an embedded derivative liability being measured at fair value with changes in value being recorded in the accompanying consolidated statements of loss and comprehensive loss. The notional value as of December 31, 2017 was $1,859,700. The change in fair value during the year ended December 31, 2017 was $292,562.

The summary of the observable inputs used for the year ended December 31, 2017, 2016 and 2015 are as follow:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015

Conversion price	$1.30 - $1.80	$1.40 - $3.55	$1.40 - $3.55
Stock price	$1.30 - $1.98	$1.80 - $3.55	$1.25 - $4.00
Risk-free interest rate	0.82% - 1.90%	0.44% - 0.92%	0.09% - 0.71%
Expected term (in years)	0.01 - 1	0.01 - 1	0.09 - 1
Average stock price volatility	80.08%	100.60%	141.03%

Note 25 — Provisions

As of December 31, provisions are comprised of the following:

	2017	2016	2015
Post-employment benefits	$37,363	$35,734	$22,464
Tax liabilities	5,338	4,474	5,364
Other provisions	28,012	–	142,514
Total provisions	$70,713	$40,208	$170,342

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

The other provisions refer to probable liabilities derived from legal disputes underway from the subsidiaries. This provision liability is estimated based on Management’s evaluation of the amounts at risk and legal considerations. There are uncertainties that relate to whether claims will be settled by payment or if the subsidiary is successful in defending any action (see note 27 — Contingencies and Commitments). The significant reduction of other provisions from 2015 to 2016 is due to the settlement and payment of the last remaining legal dispute during 2016, therefore releasing the potential liabilities of this legal dispute. The settlement amount was received in 2016 from the said third party and recorded in the Group’s other revenue. As of the date of this report, there is no other significant legal dispute that poses risk with probable substantial loss.

Note 26 — Share-Based Payment

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In May, 2017, one consultant to the Company and various employees of the subsidiaries elected to exercise the stock options vested. There were a total of 2,900 options exercised.

The following table summarizes the stock option activity for the years ended December 31, 2017, 2016 and 2015:

	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2015	77,000	$0.669	4.40	$67,414
Granted	125,500	–	–	346,280
Exercised	–	–	–	–
Cancelled	–	–	–	–
Outstanding at December 31, 2015	202,500	$2.759	5.00	413,693
Granted	313,000	–	–	329,871
Exercised	–	–	–	–
Cancelled	(31,250)	–	–	–
Outstanding at December 31, 2016	484,250	$1.132	4.69	$743,564
Granted	–	–	–	–
Exercised	(2,900)	–	–	–
Cancelled	(7,500)	–	–	(2,400)
Outstanding and exercisable at December 31, 2017	473,850	$1.132	3.85	$741,164

The following table summarizes the unvested stock option activity during the period from January 1, 2015 to December 31, 2017:

Number of shares
Unvested January 1, 2015	62,031
Granted	125,500
Vested	(92,844)
Cancelled	–
Unvested December 31, 2015	94,687
Granted	313,000
Vested	(266,837)
Cancelled	(31,250)
Unvested December 31, 2016	109,600
Granted	–
Vested	(99,249)
Cancelled	(7,500)
Unvested December 31, 2017	2,851

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value assigned to the vested increments of these awards was estimated at the grant date of the stock options using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31, 2016	Year ended December 31, 2015

Stock price	$1.80 - $3.55	$1.25 - $4.00
Risk-free interest rate	0.94% - 2.10%	1.18% - 1.81%
Expected term (in years)	5.0	5.0
Weighted average expected stock price volatility	34.28%	71.32%
Expected dividend yield	0%	0%
Weighted average grant-date fair value of options granted	$1.0539	$2.7592

For the year ended December 31, 2017, there were no stock options granted. For the years ended December 31, 2016 and 2015, Management used the following assumptions for the Black-Scholes inputs: On the option valuation date, the current stock price of the Company was used for determining the fair value of the Company’s stock based on the closing price of common stock on the valuation date. The expected dividend rate of 0% is based on Management’s plan of operations. The risk-free interest rate is based on the U.S. Treasury 5-year Treasury Bill on the date of measurement. The Company’s historical stock price was used to determine the expected volatility. The Company expects that no options will be forfeited.

Share-based compensation expense from stock options totaled $95,419, $370,040 and $260,819 for the years ended December 31, 2017, 2016 and 2015, respectively. Share-based compensation expense from stock options to be expensed in future periods is expected to be $20,302, $7,164 and $27 for the years ending December 31, 2018, 2019 and 2020, respectively.

Note 27 — Contingencies and Commitments

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

The following summarizes the material litigation relating to the Group:

i. Auchan S.p.A

On March 14, 2013, the tenant Auchan filed a lawsuit with the Court of Milan against Ellegi and GSI in connection with a lease agreement entered into with Ellegi on July 15, 2010 and a contract entered into with GSI on August 5, 2010 for certain repairs to be performed. Auchan was not satisfied with the repairs performed and claimed that they suffered a loss of potential income from new business opportunities, together with certain damages which totaled to €4.5 million. In the first quarter of 2016, the court issued a judgement to reject all claims made by Auchan. In June, 2016, Auchan remitted €200,000 (which translates to approx. $221,440) to the Group as final settlement of this case, which is recorded as other revenue in the Group’s consolidated statements of loss and comprehensive loss for the year ended December 31, 2016.

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In addition, on June 26, 2015, the Company filed a cross-claim against BHN LLC and certain individuals connected with BHN LLC for damages and certain costs incurred by the Company. The amount of damages and costs are to be determined at trial. In January, 2017, BHN motioned to dismiss the Company’s claims against it and the Company has filed its defense in response. On August 30, 2017, the judge denied BHN’s move for a summary judgement and the parties are undertaking discovery in May and June of 2018, with court appearances anticipated to take place in August 2018.

iii. Andrea Crespi-Belskij

On July 19, 2016, Andrea Crespi-Belskij, formerly a consultant to the Company, filed a claim with the civil court of Milan against Prime Acquisition and two Italian subsidiaries, Magfin Srl and Ellegi Srl, claiming, among other things, wrongful dismissal and incorrect classification of employment, and seeking various financial compensations for the claims as well as petitioning for a seizure of the Italian subsidiaries. In the August 2, 2016 hearing on the seizure, the presiding judge summarily dismissed the petition. Andrea Crespi-Belskij did not file an appeal of the judgement within 10 days after the judgement. The hearing on wrongful dismissal, which the claimant previously filed a similar claim against the Company and its subsidiaries in June 2016 which was dismissed by the court, began on September 29, 2016 and in a conclusive hearing held on March 9, 2017, the judge dismissed all claims against the Company and awarded €3,000 (which translates to approximately $3,165) to the Company under the Abuse of Law provision. Andrea Crespi-Belskij filed an appeal in late 2017, resulting a court appearing on March 24, 2018 in which the presiding judge advised both parties to settle the case with a €6,000 settlement payment by the Company with both parties in agreement. On April 9, 2018, both parties appeared in front of the same judge who gave the parties until May 7, 2018 to settle the case. The Company is optimistic that the case will be concluded by that time.

Note 28 — Capital Management

The primary objective of the Group’s capital management is to ensure that it remains within its quantitative banking covenants and maintain a strong credit rating. No changes were made in the objectives, policies or processes during the years ended December 31, 2017, 2016 and 2015.

The Group monitors capital primarily using a loan-to-value ratio, which is calculated as the amount of outstanding debt divided by the valuation of the investment property portfolio. The Group’s policy is to keep its average loan-to-value ratio lower than 80%.

Banking covenants vary according to each loan agreement, but typically require that the loan-to-value ratio does not exceed 80% to 85%.

During 2014, certain Subsidiaries of the Group missed scheduled repayments on a bank loan and four finance leases (see note 18 — Loans and Borrowings, and note 19 — Finance Leases). During 2015, certain Subsidiaries of the Group missed scheduled repayments on three finance leases. In addition, the Group was not able to repay the note payable to underwriters on its maturity date of December 31, 2013. As a result of the payment default, an additional default interest rate is added to the original interest rate (see note 21 — Note Payable to Underwriters).

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During 2016, one of the Subsidiaries missed certain scheduled payments to a finance lease creditor (see note 19 — Finance Leases), but has since obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this affected finance lease as current loans and borrowing as of December 31, 2017 and 2016.

	2017	2016	2015
Carrying amount of loans and borrowings	$22,584,601	$25,317,163	$26,807,987
External valuation of completed investment property	33,829,902	35,786,053	37,407,083
Loan to value ratio	67%	71%	72%

Note 29 — Tenant Concentrations

The Group’s major tenants that represented more than 10% of the Group’s annual rental revenue for the years ended December 31, 2017, 2016 and 2015 are as follows:

Tenant	2017	2016*	2015*

Microelettrica	59.61%	59.53%	59.62%

*Restated for discontinued operations (see note 9 — Discontinued Operations)

Note 30 — Subsequent Events

As of April 30, 2018, the Company entered into four additional interest bearing unsecured convertible promissory notes with an interest rate of 10% annum, compounding annually (as described in note 20 — Related Party Transactions and Balances) with the same director of the Company, totaling $50,000. These promissory notes include the renewal of nineteen interest bearing unsecured convertible promissory notes from 2017 maturing in 2018 to a future date with an additional of 10% to the original principal amounts (“Rollover”). These Rollovers have added $155,329 to the total principal amount owed to this director.

As a result of the additional interest bearing unsecured convertible promissory notes and the Rollover, the Company owes this director an aggregate of $6,086,293, including $4,924,281 in principal and $1,162,012 of accrued interest.

On February 8, 2018, the Company closed on the sale of a portion (approximately 52% which translate to approximately 2,246 sqm of gross leasable area) of the via Lazio building owned by the subsidiary, Ellegi, an office property in southwest Milan, for €1.85 million (approximately US$2.27 million as of February 8, 2018). The remaining portion of the building is 100% occupied subsequent to the sale.

Separately on February 8, 2018, the Company also announced that it we entered into a contract offering an unrelated entity to purchase the via Buozzi property for €150,000 (approx. US$183,390 as of February 9, 2018). This contract expires on December 31, 2018. The via Buozzi building is an office property located approximately five miles from the via Lazio building and is also owned by Ellegi.

