Form 20-F
period 2018-12-31
PRIME ACQUISITION CORP
filed 2019-05-01
CIK 1485922

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

On December 31, 2018, the issuer had 2,043,351 ordinary shares issued, of which 1,903,723 shares are outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

ii

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	“Prime,” “we,” “us,” “our company,” “the Company”, or “our,” refers to Prime Acquisition Corp., a company with limited liability incorporated in the Cayman Islands;

•	“Business Combination” refers to the acquisition by Prime of entities owning 11 commercial real estate properties in Italy on September 30, 2013.

•	“IPO” or “initial public offering” refers to the Company’s initial public offering pursuant to its prospectus, dated March 24, 2011, which was consummated on March 30, 2011;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share;

•	“Group” refers to Prime Acquisition Corp., and its subsidiaries acquired on the closing of the Business Combination on September 30, 2013;

•	“Manager” refers to BHN LLC, our former manager; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

•	“IFRS” refers to International Financial Reporting Standards; and

•	“IASB” refers to International Accounting Standards Board.

iii

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

iv

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Prime Acquisition Corp. Selected Financial Data

The following selected consolidated financial data has been derived from our consolidated financial statements as of December 31, 2018, 2017 and 2016 and for the years then ended, which are included elsewhere in this report. The consolidated financial statements for December 2018, 2017 and 2016 have been prepared and presented in accordance with IFRS as issued by IASB and its related interpretations. The results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected consolidated financial information as of December 31, 2018, 2017 and 2016 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report. Our selected consolidated financial data as of December 31, 2015 and 2014 and for the years then ended has been derived from our previously filed audited consolidated financial statements for those years.

Statements of financial position data	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
Total assets	$30,276,062	$34,426,148	$36,819,528	$38,553,356	$49,130,528
Total liabilities	36,774,074	41,781,165	41,583,313	43,564,172	47,353,887
Shareholders' (deficit)/equity	(6,498,012)	(7,355,017)	(4,763,785)	(5,010,816)	1,776,641
Ordinary shares, $0.001 par value (Authorized 50,000,000 shares)	2,043	2,043	2,040	2,040	2,429
Shares issued	2,043,351	2,043,351	2,040,451	2,040,451	2,428,532
Shares outstanding	1,903,723	1,903,723	1,954,651	1,954,651	2,428,532
Shares as treasury shares	139,628	139,628	85,800	85,800	–

Selected statement of profit/(loss) data:	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016*	Year ended December 31, 2015*	Year ended December 31, 2014*
Revenues	$2,683,572	$2,937,871	$2,991,738	$2,828,366	$3,318,862
Operating expenses	1,449,902	2,143,524	2,248,834	3,084,032	2,493,872
Operating profit/(loss)	1,233,670	794,347	742,904	(255,666)	824,990
Profit/(loss) for the year from continuing operations	1,016,941	(2,933,067)	(339,697)	(6,113,639)	4,057,885
Net profit/(loss) for the year	1,016,941	(3,687,136)	(565,144)	(7,561,686)	3,419,319

From continuing operations
Basic earnings/(loss) per share	0.53	(1.50)	(0.17)	(2.66)	1.31
Diluted earnings/(loss) per share	0.51	(1.50)	(0.17)	(2.66)	1.23

* Restated for discontinued operations (see note 9 to our consolidated financial statements — Discontinued Operations)

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Substantial doubt about our being able to continue as a going concern

The Group’s consolidated financial statements have been prepared assuming the Group will continue as a going concern. The Group has generated an operating profit, but has negative cash flows from operations, and a working capital deficiency as of December 31, 2018. These factors raise substantial doubt about the Group’s ability to continue as a going concern. Our auditors have included an explanatory paragraph in their auditors’ report about there being substantial doubt about our ability to continue as a going concern.

While our real estate portfolio of eight properties in Italy did not generate sufficient positive cash flows, Management believes that when the market conditions are more favorable, some of these properties may be sold to generate cash. Although economic conditions in the greater Milan area improved during 2017 compared to 2016 and 2015, economic growth has slowed down during 2018. As such, there still have been relatively few sales transactions when compared to pre-financial crisis level and an actual transaction may take longer than viable for the company’s current needs.

There are material weaknesses in our internal controls.

Our internal controls over financial reporting were not effective due to material weaknesses in our internal controls over financial reporting as of December 31, 2018, and such weaknesses have not been remediated as of the filing date of this annual report on Form 20-F. Material weaknesses in our internal controls include the lack of segregation of duties, improper checks and balances, lack of an audit committee, and the fact that the Company’s review procedures in connection with financial reporting are limited. Our current management further identified other weaknesses in entity level controls, including, but not limited to, control environment, risk assessment processes, information sharing, and monitoring processes. During 2015 and continuing through 2018, our current management designed and implemented certain processes and procedures to address the material weaknesses identified. Management intends to further implement processes and procedures that will provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with IFRS and its related interpretations as funding becomes available to implement additional processes and procedures.

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

We are a company incorporated under the laws of the Cayman Islands, and all of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States in a way that will permit a U.S. court to have jurisdiction over us.

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

Legislation enacted in the Cayman Islands as to Economic Substance may affect our operations.

Pursuant to the International Tax Cooperation (Economic Substance) Law, 2018 of the Cayman Islands (“Cayman ES Law”) that came into force on January 1 2019, a “relevant entity” is required to satisfy the economic substance test set out in the Cayman ES Law.  A “relevant entity” includes an exempted company incorporated in the Cayman Islands (such as the Company); however, it does not include an entity that is tax resident outside the Cayman Islands.  Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, including in the U.S., it is not required to satisfy the economic substance test set out in the ES Law. If we ceased to be a tax resident outside the Cayman Islands and failed to satisfy the economic substance test set out in the Cayman ES Law, we may initially be subject to penalty in accordance with the Cayman ES Law.

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this annual report on Form 20-F captioned “Taxation – United States Federal Income Taxation — General”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition and estimated values of our assets and the nature of our income for our 2018 taxable year, we believe that we are a PFIC for such taxable year. Our actual PFIC status for our current (2019) taxable year or any subsequent year will not be determinable until after the end of such taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this annual report on Form 20-F captioned “Taxation – United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

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

Capital markets and economic conditions can materially affect our financial condition, results of operations and the value of our securities.

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

The rents or sales proceeds we receive and the occupancy levels at our properties may decline as a result of adverse changes in any of these factors. If rental revenues, sales proceeds and/or occupancy levels decline, we generally would expect to have less cash available to pay indebtedness. In addition, some of our major expenses, including mortgage and finance lease payments, real estate taxes and maintenance costs generally do not decline when the related rents decline.

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

Our financial results depend significantly on leasing space in our properties to tenants on economically favorable terms. In addition, because a majority of our income comes from renting real property, our income, funds available to pay indebtedness will decrease if a significant number of our tenants cannot pay their rent or if we are not able to maintain occupancy levels on favorable terms. If a tenant does not pay its rent, we may not be able to enforce our rights as landlord without delays and may incur substantial legal costs. During periods of economic adversity, there may be an increase in the number of tenants that cannot pay their rent and an increase in vacancy rates.

Bankruptcy or insolvency of tenants may decrease our revenue, net income and available cash.

Our tenants may declare bankruptcy or become insolvent in the future. The bankruptcy or insolvency of a major tenant could cause us to suffer lower revenues and operational difficulties, including leasing the remainder of the property. As a result, the bankruptcy or insolvency of a major tenant could result in decreased revenue, net income and funds available for the payment of indebtedness.

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

We currently maintain all risk property and rental value insurance with limits of €7.89 million (approximately $9.04 million) for three of our subsidiaries’ properties, including coverage for terrorist acts, with sub-limits for certain perils such as floods. The property and rental value insurance for the remaining five investment properties are included in the finance lease applicable to such property. The limits of such insurance were determined by each finance lease creditor with payments of such policies included in the finance lease scheduled payments. Directors’ & Officers’ liability insurance was maintained until December, 31, 2016 with a limit of $1 million and has not been renewed subsequent to December 31, 2016.

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

We have outstanding warrants to purchase 6,733,292 ordinary shares and available options to purchase 473,195 ordinary shares. The sale, or even the possibility of sale, of the shares underlying the warrants and options could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent these warrants and options are exercised, you may experience dilution to your holdings.

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

Our warrants were issued in registered form under a warrant agreement between American Stock Transfer & Trust Company as warrant agent and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then outstanding public warrants, in order to make any change that adversely affects the interests of the holders of public warrants. Accordingly, we may amend the terms of the warrants in an adverse way to a warrant holder if a majority of the public holders approve of such amendment.

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

On February 8, 2018, we sold approx. 52% (which translates to approx. 2,246 sqm of gross leasable area) of the via Lazio property to an unrelated entity for €1,850,000 (approx. $2,270,000 as of February 8, 2018). The occupancy rate is 100% subsequent to the sale on the remaining portion of the property.

On February 9, 2018, we entered into a contract granting an unrelated entity an option to purchase the via Buozzi property for €150,000. The option was exercised on December 20, 2018. As a result, we sold the via Buozzi property for the contract price of €150,000 (approx. $171,000 as of December 20, 2018).

The Company continues to seek additional capital and liquidity sources through investment bankers and potential investors.

B.	Business Overview

We currently own real estate assets that consist of office, commercial and industrial properties in Italy.

We plan to acquire additional properties to create a diverse portfolio of commercial real estate assets, including, primarily, well located office buildings and industrial/warehouse buildings. We may also acquire retail properties, including regional malls, shopping centers and single-tenant retail locations, which are leased to national, regional and local tenants. We plan to target properties strategically situated in densely populated, middle and upper income markets in Southern Europe, primarily in Italy, Spain and Portugal.

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

We believe we have a competitive advantage relative to other potential acquirers of such properties because we have the ability to issue publicly traded ordinary shares for a portion of the acquisition consideration and because we are not burdened by a legacy portfolio of assets that may have significant debt obligations. However, no assurance can be given at this time that these plans can be carried out successfully and that the risks associated with investing in real estate assets in the region can be properly mitigated.

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

We filed an answer to Morgan Joseph’s amended complaint on June 1, 2015. Management estimated the probability of damages in these cases is low due to (1) there being no formal contracts between us and Morgan Joseph, and (2) the court dismissing earlier complaints and (3) there being no new evidence brought forward in the amended complaints.

In addition, on June 26, 2015, we filed a cross-claim against BHN LLC and certain individuals connected with BHN LLC for damages and certain costs incurred by us. The amount of damages and costs are to be determined at trial. In January, 2017, BHN motioned to dismiss the Company’s claims against it and the Company has filed its defense in response. On August 30, 2017, the judge denied BHN’s move for a summary judgement and the parties undertook discoveries in 2018. During the first quarter of 2019, the Company reached a settlement agreement with BHN, and also settled with Morgan Joseph for a nominal amount. As part of the settlement agreement with BHN, a total of approximately $573,000 of invoices accrued as trade and other payables for services rendered and reimbursable expenses incurred in 2013 and 2014 was forgiven.

On February 19, 2019, the Company entered into a one-year-consulting-agreement with Greenpoint Energy, LLC (“the Consultant”), a company controlled by the owners of BHN (the former manager of the Company). The engagement fees under this contract amounts to $200,000. The Consultant was engaged by the Company to advise the Company on the refinancing and selling of certain assets and related services. In addition to the engagement fee, a success fee will be determined between the Company and the Consultant should the Company accept and approve the Consultant’s proposed transaction. However, there is no assurance that the Consultant will provide certain transaction proposals nor that the Company will approve these transaction proposals.

Andrea Crespi-Belskij

On July 19, 2016, Andrea Crespi-Belskij, formerly a consultant to the Company, filed a claim with the civil court of Milan against Prime and two Italian subsidiaries, Magfin Srl and Ellegi Srl, claiming, among other things, wrongful dismissal and incorrect classification of employment, and seeking various financial compensations for the claims as well as petitioning for a seizure of the Italian subsidiaries. In the August 2, 2016 hearing on the seizure, the presiding judge summarily dismissed the petition. Andrea Crespi-Belskij did not file an appeal of the judgement within 10 days after the judgement. The hearing on wrongful dismissal, which the claimant previously filed a similar claim against the Company and its subsidiaries in June 2016 which was dismissed by the court, began on September 29, 2016 and in a conclusive hearing held on March 9, 2017, the judge dismissed all claims against the Company and awarded €3,000 (which translates to approximately $3,165) to the Company under the Abuse of Law provision.  Andrea Crespi-Belskij filed an appeal in late 2017. During 2018, the judge again rejected the request by Andrea Crespi-Belskij and closed the case.

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

In addition, we maintain our property management office in an approximately 110 sq. meter (approximately 1,180 sq. foot) suite at Corso Europa 22, Milano, Italy. We pay annual rent of €22,000 (approximately $25,200 as of December 31, 2018) and annual condominium expenses of €5,000 (approximately $5,700 as of December 31, 2018). This office space is owned by an unrelated entity.

Description of Investment Properties

We own the following properties, which are office, logistics, commercial and industrial real estate assets located in the Milan metropolitan area, Italy.

	Property Name & Location	Type	Tenant	Average Lease Duration as of September 30, 2013 (Years)	Approx. Gross Leasable Area (sq. meters)	Purchase Price on September 30, 2013 ($ in millions)
1	Milanofiori, Building A5	Office	Various int’l and Italian firms	10	865	$3.13
2	Milanofiori, Building Q7	Office	Various int’l and Italian firms	10	586	$1.27
3	Milanofiori, Building N	Office	Various int’l and Italian firms	10	1,750	$4.48
4	Viale Lucania, Buccinasco	Office & Industrial	Microelettrica Scientifica	18	16,230	$22.27
5	Via Lazio 95, Buccinasco	Office & Warehouse	Various Italian firms	10	2,074	$2.40
6	Via Emilia, Buccinasco	Commercial	Italian commercial co.	10	200	$0.35
7	Via Mulino, Buccinasco	Commercial	Merkur	8	360	$1.37
8	Milanofiori, Building Q5	Office	Various Italian firms	10	400	$1.26
	Total:				22,465	$36.53

1.	Property 1 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. Milanofiori is a real estate business district built in the late 1970s with the aim to provide prime location to Italian and multinational firms in the service and high-tech service industries. The buildings in the area are connected by tree-lined roads and large parking lots. The property is Building A5 of the complex. The complex has a direct subway connection to the center of the Milan and is located near major freeways and highways. The building’s 865 sqm are rented to Italian and international firms.

2.	Property 2 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building Q7 of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 586 sqm are rented to Italian and international firms.

3.	Property 3 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building N of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 1,750 sqm are rented to Italian and international firms.

4.	Property 4 is an industrial and office building located on viale Lucania in Buccinasco, a large commercial and industrial area in the southern part of Milan. The property is located about 3 km from Milan, is very well connected with the major adjacent cities such as Assago, Corsico, Trezzano sul Naviglio and is near major freeways and the highway towards Genova. The facility encompasses a 16,230 sqm industrial plant, of which 10,230 sqm is a warehouse, and 6,000 sqm is office space. It is a flexible use structure that was recently renovated in 2011. The building is rented to Microelettrica Scientifica, a subsidiary of the large multi-national Knorr-Bremse group, a leading global producer of braking systems for trucks and trains.

5.	Property 5 is an office and warehouse building. The property is located at via Lazio 95 in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The building’s 4,320 sqm are rented to Italian companies. On February 8, 2018, we sold approx. 52% (approx. 2,246 sqm of gross leasable area) of the via Lazio property to an unrelated entity for €1,850,000 (approx. $2,270,000).

6.	Property 6 is a commercial building located on via Emilia in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The facility’s 200 sqm are rented to an Italian commercial company.

7.	Property 7 is a commercial building located on via Mulino in Buccinasco, a large commercial and industrial area in the southern part of Milan. The building is located near major freeways and the highway towards Genova. The facility’s 360 sqm are rented to a gaming company.

8.	Property 8 is part of a large office complex, Assago Milanofiori, in the southern part of Milan. The property is Building Q5 of the complex. The complex has a direct subway connection to the center of the city and is located near major freeways and highways. The building’s 400 sqm are rented to Italian firms.

Current occupancy rates and approximate rent per square meter for each of the properties is as follows:

	Property	Current occupancy	Rent per square meter ($)
1	Milanofiori, Building A5 (1)	95%	198
2	Milanofiori, Building Q7	100%	156
3	Milanofiori, Building N	100%	123
4	Viale Lucania, Buccinasco	100%	87
6	Via Lazio, Buccinasco	100%	50
7	Via Emilia, Buccinasco	100%	70
8	Via Mulino, Buccinasco	100%	217
9	Milanofiori, Building Q5	100%	159

(1)	The occupancy rate of the property building A5 located in Milanofiori is at 95% due to the termination of a lease in 2017. The managers of the property are seeking new tenant for the vacant space.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

On November 10, 2017, Francesco Rotondi (former owner of Nova) elected to exercise the Option Agreement connected to Seba Purchase Agreement. Pursuant to the Option Agreement, Prime entered into the Nova Purchase Agreement with Francesco Rotondi and Giuseppe Pantaleo (Nova’s former owners), and sold Nova in exchange for the return of 53,828 of our shares.

On February 8, 2018, we sold approx. 52% (which translates to approx. 2,246 sqm of gross leasable area) of the via Lazio property to an unrelated entity for €1,850,000 (approx. $2,270,000 as of February 8, 2018). The occupancy rate is 100% subsequent to the sale on the remaining portion of the property.

On February 9, 2018, we entered into an option contract granting an unrelated entity the right to purchase the via Buozzi property for €150,000. This option was exercised on December 20, 2018. As a result, we sold the via Buozzi property for the contract price of €150,000 (approx. $171,000 as of December 20, 2018).

The entirety of our revenues is derived from rental income from our tenants in the nine properties from January, 2018 to December 20, 2018, and eight properties from December 20, 2018 to December 31, 2018, respectively.

In addition, see Item 10C, Material Contracts, for certain details of contingent consideration.

Results of Operations

This section discusses our 2018, 2017 and 2016 financial results prepared under IFRS as issued by the IASB.

Years Ended December 31, 2018, 2017 and 2016

The information below is from the audited financial statements for the years ended December 31, 2018, 2017 and 2016.

	2018	2017	2016*

Continuing operations
Rental income	$2,403,475	$2,561,322	$2,508,586
Other revenues	280,097	376,549	483,152
Total Revenues	2,683,572	2,937,871	2,991,738
Depreciation, bad debt and other provisions	(42,848)	(67,528)	(3,229)
Other expenses	(1,407,054)	(2,075,996)	(2,245,605)
Total operating expenses	(1,449,902)	(2,143,524)	(2,248,834)
Operating profit	1,233,670	794,347	742,904
Finance income	1,761	9,223	19,617
Finance costs	(3,218,145)	(3,320,839)	(3,756,134)
Gain on revaluation of derivatives related to convertible promissory notes	3,291,010	292,562	3,085,253
Forgiveness of debt	91,623	273,037	–
Realized loss on sale of real estate investment	(271,908)	–	–
Less: previously recognized unrealized loss on real estate investment	309,221	–	–
Net fair value loss on revaluation of investment property	(101,626)	(806,891)	(519,276)
Profit/(loss) before tax	1,335,606	(2,758,561)	(427,636)
Tax expense, current	(591,736)	(158,639)	(42,367)
Deferred tax benefit/(expense)	273,071	(15,867)	130,306
Profit/(loss) from continuing operations	$1,016,941	$(2,933,067)	$(339,697)
Loss from discontinued operations
Net loss from discontinued operations	–	(754,069)	(225,447)
Profit/(loss) for the year	$1,016,941	$(3,687,136)	$(565,144)
Other comprehensive income/(loss), net of income tax
Foreign currency translation reserve	(180,146)	813,007	(139,370)
Total comprehensive income/(loss)	$836,795	$(2,874,129)	$(704,514)

*	Restated for discontinued operations (see note 9 to our consolidated financial statements — Discontinued Operations)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues:

Revenues decreased by 8.66% to $2,683,572 for the year ended December 31, 2018, from $2,937,871 for the year ended December 31, 2017. The Euro to US dollar average exchange rate for the year increased by approximately 4.57% from 2017 to 2018. The decrease in 2018 was primarily due to the sale of a portion of the via Lazio property in February 2018.

Expenses:

For the year ended December 31, 2018, depreciation expense on tangible assets amounted to $3,508, and $39,340 of bad debt and other provisions was recorded on the Group’s trade receivables.

In comparison, for the year ended December 31, 2017, depreciation expense on tangible assets amounted to $3,574 and $63,954 of bad debt and other provision was recorded on the Group’s trade receivables. The decrease in the bad debt and other provisions from 2017 to 2018 is due to (1) non-recoverability of certain condominium expenses as a result of the bankruptcy of other occupants in the building structure during 2017, and (2) separately a risk of unrecoverable condominium expenses from a third party during 2017, both of which such factors were not present during 2018.

Approximately 24.48%, or approximately $0.34 million, of Other Expenses (which totaled approximately $1.41 million) in 2018 was comprised of professional and legal expenses, compared to 19.98%, or about $0.41 million, in 2017. The decrease in professional and legal expenses in 2018 is primarily due to the successful resolution of most of the Group’s legal disputes during 2016 and 2017. Daily operating costs such as administrative, rent, staff, maintenance, insurance and travel costs account for approximately 72.69% (or approximately $1.02 million) of Other Expenses in 2018, compared to $1.54 million, or approximately 74.35%, of Other Expenses in 2017. The decrease in operating costs during 2018 was largely attributable to the penalties on certain subsidiaries’ accumulated unpaid taxes, and a retroactive recalculation of condominium expenses for an investment property during 2017. We incurred $20,210 of stock option expense in 2018, compared to $95,419 in 2017. The significant decrease on stock option expense is because a significant portion of our stock option became fully vested during 2017.

Balance Sheet

The Company had approximately $29.81 million and $33.84 million of non-current assets at December 31, 2018 and 2017, respectively. Investment properties, whose fair values are calculated using a discounted cash flow method prepared by an independent qualified professional valuation expert, were valued at $29,801,631 at December 31, 2018, compared to $33,829,902 at December 31, 2017. The decrease in value is primarily due to the sale of a portion of via Lazio and 100% of the via Buozzi investment properties. The Euro to US dollar year end exchange rate decreased by approximately 4.71% from December 31, 2017 to December 31, 2018.

Current trade and other receivables at December 31, 2018 and 2017 were $229,131 and $407,010, respectively, net of the allowance for bad debt. The decrease in current trade and other receivables is a result of the Group’s proactive and steady collection policy. Non-current trade and other receivables at December 31, 2018 and 2017 was $3,176 and $0, respectively, which consists of taxes receivable.

There was $107,983 and $58,143 of cash at December 31, 2018 and 2017, respectively.

At December 31, 2018, the Company had total current and non-current borrowings amounting to approximately $19.24 million. Non-current loans and borrowings from various institutions amounted to $16.44 million and current loans and borrowings amounted to approximately $2.80 million. At December 31, 2017, the Company had total current and non-current borrowings amounting to approximately $22.58 million. Non-current loans and borrowings from various institutions amounted to $18.15 million and current loans and borrowings amounted to approximately $4.44 million. Loans and borrowings consist of bank loans, revolving lines of credit, finance leases, and other loans. Bank loans include only unsecured bank loans during 2018, and both secured and unsecured bank loans during 2017. Secured bank loans are secured by the investment properties. In addition, some of the secured loans are further personally guaranteed by the former owners of the properties. The revolving line of credit is unsecured and personally guaranteed by the former owners of the properties. Non-current other loans consist of one loan from the current tenant of the property located on Via Lucania in Buccinasco. Current other loans consist of an interest bearing convertible promissory note with the underwriter from our initial public offering.

In 2017, new Italian legislation amended the IRES rates from 27.5% to 24%, to be used for income tax calculations for accounting periods ended during and subsequent to the year ended December 31, 2016. At December 31, 2018, there was approximately $2.36 million in deferred tax liabilities, which was calculated using a tax rate of 24%, if the temporary difference is subject only to IRES (an Italian corporate income tax of 24%) rules, or 27.90% if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax of 3.9%) rules. In comparison, there was approximately $2.75 million in deferred taxes liabilities at December 31, 2017, which was calculated using a tax rate of 24%, if the temporary difference is subject only to IRES rules, or 27.90% if the temporary difference is subject both to IRES and IRAP rules.

At December 31, 2018, the $6,100,099 of current trade and other payables consisted largely of $2.69 million of accrued expenses incurred by Prime with its service providers, and trade account payables of $2.16 million incurred by the Subsidiaries. At December 31, 2017, the $6,389,497 of current trade and other payables consisted largely of $2.71 million of accrued expenses incurred by Prime with its service providers, and trade accounts payables of $2.59 million incurred by the Subsidiaries. At December 31, 2018, the $1,940 non-current trade and other payables consisted of $1,940 of social security payments. At December 31, 2017, the $19,597 non-current trade and other payables consisted of $16,029 of property taxes payments and $3,568 of social security payments.

At December 31, 2018 and 2017, the Group’s provisions were $50,465 and $70,713, respectively, which consists of post-employment benefits, tax liabilities and other provisions. The decrease was due to the settlement of legal disputes during 2018, which had been reserved for during 2017. The other provisions were estimated based on management’s evaluation of the amount at risk and legal considerations.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues:

Revenues decreased by 1.80% to $2,937,871 for the year ended December 31, 2017, from $2,991,738 for the year ended December 31, 2016. The Euro to US dollar average exchange rate for the year increased by approximately 2.07% from 2016 to 2017. The decrease in 2017 was primarily due to a settlement payment the Company received from a tenant in connection with a lease dispute in 2016.

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

In 2017, new Italian legislation amended the IRES rates from 27.5% to 24%, to be used for income tax calculations for accounting periods ended during and subsequent to the year ended December 31, 2016. At December 31, 2017, there was approximately $2.75 million in deferred tax liabilities, which was calculated using a tax rate of 24%, if the temporary difference is subject only to IRES (an Italian corporate income tax of 24%) rules, or 27.90% if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax of 3.9%) rules. In comparison, there was approximately $2.56 million in deferred taxes liabilities at December 31, 2016, which was calculated using a tax rate of 24%, if the temporary difference is subject only to IRES rules, or 27.90% if the temporary difference is subject both to IRES and IRAP rules.

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

Liquidity and Capital Resources

The Company had $107,983, $58,143 and $55,393 in cash at December 31, 2018, 2017 and 2016, respectively.

The Company did not generate sufficient cash flow in 2018 from its operations to fund all interest and day-to-day expenses and therefore was not cash flow positive and required capital infusions to fund current operations. Principal sources of cash in 2018 were the issuance of debt instruments from the Company to a director of the Company and the sale of investment properties. In the future, sources of cash may consist of a) the issuance of treasury shares in exchange for cash, b) exercise of warrants, c) disposition of real estate assets, d) the issuance of debt instruments, or a combination of the above four possibilities.

The Company may elect to, when market conditions are favorable, engage broker dealers to sell its securities from treasury to raise funding. However, management believes without improvements to the Company’s stock performance both in terms of price and trading volume, as well as the current operating conditions, this may not be a viable solution.

The Company also has over 6 million warrants outstanding, exercisable at $5.00 per common share. The warrants are exercisable if there is an effective registration statement or post-effective amendment covering the ordinary shares issuable upon exercise of the redeemable warrants. In addition, the Company can only call for the redemption of such warrants if the last sale price of its ordinary shares on the stock exchange equals or exceeds $15.00 per share for any 20 trading days within a 30 trading day period after the completion of the Business Combination. As of December 31, 2018, the warrants were not callable because the conditions for redemption were not satisfied. It is unlikely we will call the warrants in the near future.

On November 10, 2017, Mr. Rotondi elected to exercise the Option Agreement connected to Seba Purchase Agreement. Pursuant to the Option Agreement, the Company sold Nova to Francesco Rotondi and Giuseppe Pantaleo (its former owners) in exchange for the return of 53,828 of the Company’s shares. Nova’s sole asset consisted of two floors of Corso Europa 22, an office building in central Milan, Italy.

On February 8, 2018, the Company sold approx. 52% (which translates to approx. 2,246 sqm of gross leasable area) of the via Lazio property to an unrelated entity for €1,850,000 (approx. $2,270,000 as of February 8, 2018).

On February 9, 2018, we entered into an option contract granting an unrelated entity the right to purchase via Buozzi property for €150,000. This option was exercised on December 20, 2018. As a result, we sold the via Buozzi property for the contract price of €150,000 (approx. $171,000 as of December 20, 2018).

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. The Group has generated an operating profit, but has negative cash flows from operations, and a working capital deficiency as of December 31, 2018. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

While our real estate portfolio of eight properties as of December 31, 2018 in Italy did not generate sufficient positive cash flow, Management believes that when the market conditions are more favorable, more of these properties may be sold. Although economic growth in the greater Milan area improved during 2017, as compared to 2016 and 2015, economic growth slowed down in 2018. As such, there still have been relatively few sales transactions when compared to pre-financial crisis level, and an actual transaction may take longer than viable for the Company’s current needs.

The Company is seeking lenders who will finance the Company and has been financing current operations using loans from Diana Liu, one of its directors. These unsecured convertible loans carry an interest rate of 10% per annum, compounding annually. The loans mature on the earlier of (i) the date on which the Company liquidates and winds-up its affairs, or (ii) one year from the date of the loans. The convertible feature grants the payee the option to convert the principal sum and any unpaid interest for the lower of (1) pre-set conversion price per share, or (2) the price per share of the Company’s next round of financing. During 2016, 2017 and 2018, some of these loans reached maturity. The Company rolled-over these matured loans with an additional 10% to the principal for one year, with the same interest rate and terms as the original loans. As of April 30, 2019, a total of $5,534,437 in such loans have been issued to Ms. Liu since the inception of Prime. There is no assurance the Company will be successful in finding lenders to finance the Company at market rates or that such practice of funding the Company’s operations by Ms. Liu will continue.

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

Bank loans

Bank loans are comprised of unsecured bank loans as of December 31, 2018.

As of December 31, 2018, all bank loan contracts provide for floating rates and expire within one year. No bank loan contracts are scheduled to expire after one year.

2018	Floating rate	Total
Expiry within 1 year	$330,407	$330,407
Total	$330,407	$330,407

The bank loan associated with the via Lazio property has been repaid and closed during 2018.

The significant decrease of bank loans from December 31, 2017 to December 31, 2018 was due to the repayment of the bank loan on the via Lazio property, which was partially sold in February 2018. The remaining bank loans as of December 31, 2018 are the subject of a legal dispute which the Company initiated as the plaintiff with the lender during 2016 to obtain the forfeiture of the outstanding balances due to the bank’s breach of contract and the unlawful accrual of interest on the amounts in dispute. The lender has not disclosed the interest rate information on the disputed bank loans. The Company and the lender were pursuing active negotiations on the position of these outstanding balances as of December 31, 2018; however, the outstanding balances were considered to be in default (also see Revolving lines of credit below). In April, 2019, the lender has offered a settlement agreement to the Company, agreeing to forgive these outstanding balances (together with the disputed revolving lines of credit mentioned below) for a total settlement amount of €80,000 (approx. $90,200 as of April 10, 2019) to be paid by the end of April, 2019. Of this amount, the Company is responsible for €20,000 (approx. $22,430 as of April 10, 2019) with the remaining €60,000 (approx. $67,290 as of April 10, 2019) to be paid by the guarantor of the loan and former owner of GSI (one of our subsidiaries). As of April 30, 2019, both the Company and the former owner of GSI have paid the total settlement amount and fulfilled the settlement agreement with the lender.

Revolving lines of credit

The Group has committed borrowing facilities available at December 31, 2018 as follows:

2018	Floating rate	Fixed rate	Total

Expiry within 1 year (current)	$301,091	$385,809	$686,900
Total	$301,091	$385,809	$686,900

The facilities expiring within 1 year are annual facilities subject to renewal at various dates. As at December 31, 2018, the effective interest rate was 8.025%.

The revolving lines of credit are unsecured, but personally guaranteed by the former owners of the properties. The total revolving lines of credit approved by the bank as of December 31, 2018 were $114,560. At December 31, 2018, the total approved balance of the revolving lines of credit were $113,742. At December 31, 2015, the Company had five lines of credit approved by the bank with an aggregate limit of $575,527. During 2016, two of the lines of credit were revoked and one of the lines of credit expired without a renewal contract (all from the same lender). The balance on these three revoked lines of credit (all from the same lender), totaling $573,158, remained outstanding at December 31, 2018. During 2016, the Company initiated a legal dispute as the plaintiff with the lender to obtain the forfeiture of these outstanding balances due to the bank’s breach of contract and the unlawful accrual of interest on the amounts in dispute. The Company and the lender were pursuing active negotiations on the position of these outstanding balances and during the negotiations, the outstanding balances were considered to be in default. In April, 2019, the lender has offered a settlement agreement to the Company, agreeing to forgive these outstanding balances (together with the aforementioned disputed bank loans) for a total settlement amount of €80,000 (approx. $90,200 as of April 10, 2019) to be paid by the end of April, 2019. Of this amount, the Company is responsible for €20,000 (approx. $22,430 as of April 10, 2019) with the remaining €60,000 (approx. $67,290 as of April 10, 2019) to be paid by the guarantor of the loan and former owner of GSI (one of our subsidiaries). As of April 30, 2019, both the Company and the former owner of GSI have paid the total settlement amount and fulfilled the settlement agreement with the lender.

Finance leases

Future lease payments are due as follows:

2018	Minimum lease payments	Interest	Present value

Not more than one year	$1,673,915	$782,610	$891,305
Later than one year and not later than three years	3,340,317	1,385,919	1,956,400
Later than three year and not later than five years	3,192,391	1,204,586	1,987,803
Later than five years	13,974,542	2,427,715	11,546,827
Total	$22,181,165	$5,800,830	$16,382,335

As at December 31, 2018, the effective interest rate varies from EURIBOR + 1.4% to EURIBOR+2.762%.

During 2018, the Group has been current with all scheduled lease payments and the repayment plans approved by the finance lease creditors. Further, in 2018, with the approval of the finance lease creditor, one of the subsidiaries suspended its repayment plan beginning in June 2018, and will restart such repayments beginning in January 2019 with quarterly installments.

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

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into a promissory note with its underwriter, Chardan Capital Markets, LLC (“Chardan”) for the total remaining amount of $889,833 due to the underwriter, bearing interest at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, the full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. Since inception of the notes and through April 30, 2019, $753,254 of interest expense has been recorded in connection with this note. George Kaufman, one of our directors, is an employee of Chardan Capital Markets.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our current directors and executive officers are as follows:

Name	Age	Position
William Tsu-Cheng Yu	58	Interim Chief Executive Officer and Director
Amy Lau	45	Interim Chief Financial Officer
Diana Chia-Huei Liu	55	Chairman, Director
George Kaufman	43	Independent Director

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

Director and Executive Compensation

Director Compensation

The Board of Directors did not receive compensation or stock option grants for their services in 2018.

Executive Compensation

Overview of our Executive Compensation

William Yu, our Interim Chief Executive Officer, did not receive compensation or stock option grants for services rendered in 2018.

Amy Lau, our Interim Chief Financial Officer was paid a monthly fee of $2,000 per month for services rendered in 2018.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 20, 2019:

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

Name and Address (1)	Number of Shares Beneficially Owned		Percentage of Ownership (2)
Diana Chia-Huei Liu	2,511,639	(3)	66.46%
William Tsu-Cheng Yu	2,511,639	(3)	66.46%
Amy Lau	75,500	(4)	3.83%
George Kaufman	136,250	(5)	6.70%
All directors and executive officers as a group (4 individuals)	2,723,389		68.24%
Yong Hui Li	853,391	(6)	33.16%
Bell Real Estate S.r.l.	582,499		30.60%
Puway Limited	341,357	(7)	15.72%
Brudders Capital	225,000	(8)	11.82%
Chardan Capital Markets	240,000	(9)	11.20%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province; 050011, China.
(2)	Based on 1,903,723 ordinary shares outstanding as of April 20, 2019. Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options exercisable by a person on April 20, 2019.
(3)	Consists of (i) 220,275 ordinary shares held by Diana Liu, (ii) 225,000 ordinary shares held by Brudders Capital, of which Diana Liu is the sole owner and director, (iii) 127,266 ordinary shares held by William Yu, (iv) 63,632 ordinary shares held by Conrad Yu and Byron Yu, (v) 886,942 shares issuable upon exercise of warrants owned by Ms. Liu, (vi) 724,892 shares issuable upon exercise of warrants owned by Mr. Yu, and (vii) 63,632 shares issuable upon exercise of warrants owned by Conrad Yu and Byron Yu. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu, (viii) 100,000 stock options exercisable by William Yu and 100,000 stock options exercisable by Diana Liu.
(4)	Consists of (i) 5,500 ordinary shares, and (ii) 60,000 shares issuable upon exercise of options.
(5)	Consists of (i) 5,000 ordinary shares, and (ii) 150,000 shares issuable upon exercise of options.
(6)	Consists of (i) 183,562 ordinary shares, and (ii) 669,829 shares issuable upon exercise of warrants owned by Mr. Li.
(7)	Puway Capital is controlled by Gary Chang.
(8)	Diana Liu is the sole officer and director of Brudders Capital.
(9)	Kerry Propper has voting and dispositive power over the securities owned by Chardan Capital Markets.

As of April 20, 2019, 3.03% of our outstanding ordinary shares are held by 6 record holders in the United States.

B.	Related Party Transactions

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

Diana Liu and William Yu loaned us an aggregate of $4,135,000 to fund the Company’s working capital requirements since the initial public offering as well as certain reimbursable expenses incurred on behalf of the Company. Such loans did not bear interest prior to the Business Combination, but currently bear interest at a rate of 10% per annum with convertible features and are repayable on demand or at maturity. During 2018, 2017 and 2016, certain such loans reached their maturity. Diana Liu and William Yu have renewed these matured loans along with the accrued and unpaid interest in the amount of $1,399,437 to a future date. These new notes bear the same 10% per annum interest rate with convertible features. As of April 30, 2019, the Company owed Ms. Liu an aggregate of $7,205,584 including $1,671,147 of interest.

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter, at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. As of April 30, 2019, $753,254 of interest expense has been recorded in connection with this note. George Kaufman, one of our directors, is an employee of Chardan Capital Markets.

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

Prime’s ordinary shares, warrants and units have been traded on the OTC market since October 11, 2013, under the symbols “PACQF,” “PAQWF” and “PAQUF,” respectively. Each of Prime’s units consists of one ordinary share and one warrant, each to purchase an additional share of Prime’s ordinary shares. Prime’s units commenced to trade on Nasdaq Stock Market on March 24, 2011. Prime’s ordinary shares and warrants commenced to trade separately from its units on March 25, 2011. Prime’s securities were delisted from the Nasdaq Stock Market on October 10, 2013 due to failure to meet the minimum requirement of 300 shareholders. On April 8, 2019, the warrants trading under “PAQWF” were moved to the Pink Market due to its bid price being below $0.001 for five consecutive trading days.

B.	Plan of Distribution

Not Required.

C.	Markets

Prime’s ordinary shares, warrants and units have been traded on the OTC market since October 11, 2013, under the symbols “PACQF,” “PAQWF” and “PAQUF,” respectively. Each of Prime’s units consists of one ordinary share and one warrant, each to purchase an additional share of Prime’s ordinary shares. Prime’s units commenced to trade on Nasdaq Stock Market on March 24, 2011. Prime’s ordinary shares and warrants commenced to trade separately from its units on March 25, 2011. Prime’s securities were delisted from the Nasdaq Stock Market on October 10, 2013. On April 8, 2019, the warrants trading under “PAQWF” was moved to the Pink Market.

D.	Selling Shareholders

Not Required.

E.	Dilution

Not Required.

F.	Expenses of the Issue

Not Required.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of December 31, 2018, we had a total of 50,000,000 authorized ordinary shares at $0.001 par value, of which 2,043,351 ordinary shares were issued and 1,903,723 shares were outstanding (with 139,628 shares as treasury shares).

We have issued warrants to purchase 6,733,292 ordinary shares, options to purchase 568,000 ordinary shares as of December 31, 2018.

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

Rights, Preferences and Restrictions Attaching to our ordinary shares. We are authorized to issue 50,000,000 ordinary shares, par value $0.001. As of the date of this report, and no change since December 31, 2018, 2,043,351 ordinary shares are issued and 1,903,723 shares are outstanding (with 139,628 shares as treasury shares). Each share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the board of directors redeem our ordinary shares for such consideration as the board of directors determines.

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

None

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

Based on the composition and estimated values of our assets and the nature of our income for our 2018 taxable year, we believe that we are a PFIC for such taxable year.

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

Moreover, backup withholding of U.S. federal income tax at a rate of 24% generally will apply to dividends paid on our securities to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

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

Interest Rate Risk

The Group’s exposure to interest rate risk primarily relates to its outstanding debts, which is mostly in the form of a variable interest rate finance leases. The current weighted average interest rate on such debts is 4.15%.

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

The following sensitivity analysis demonstrates different scenarios that may occur in the future. Based on the following sensitivity analysis, a 1% increase in inflation with a 0.25% increase in interest rate would yield a 0.75% increase in the rental income. If the interest rate increases in a significant lower rate than the inflation rate, the effect on net profit would be favorable.

	Current at 4.15% weighted average interest rate	Assuming 1% inflation and 0.25% interest rate increase	Assuming 1% inflation and 0.5% interest rate increase		Assuming 2% inflation and 0.5% interest rate increase	Assuming 2% inflation and 1% interest rate increase		Assuming 3% inflation and 1% interest rate increase		Assuming 3% inflation and 1.5% interest rate increase

Current annual rental based on existing lease agreements	$2,510,524

Adjusted annual rental income according to the inflation rate		$2,529,353	$2,529,353		$2,548,182	$2,548,182		$2,567,011		$2,567,011

$ Increase in rental income		$18,829	$18,829		$37,658	$37,658		$56,487		$56,487

% increase in rental income with inflation rate adjustment		0.75%	0.75%		1.50%	1.50%		2.25%		2.25%

Annual finance expense	863,511	846,574	894,675		894,675	990,877		990,877		1,087,078

Effect of interest expense on the gross profit before operating expenses		35,766	(12,335)		6,494	(89,708)		(70,879)		(167,080)

% increase on effect of interest expense on the gross profit before operating expenses		1.42%	(0.49%	)	0.26%	(3.57%	)	(2.82%	)	(6.66%	)

As of December 31, 2018, the Group has no Interest Rate Swap agreements.

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

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC for the total remaining amount of $889,833 due to the underwriter at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of December 31, 2013, the full amount of the beneficial conversion feature has been recorded as interest expense. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. As of April 30, 2019, $753,254 of interest expense has been recorded in connection with this note.

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

During 2014, four of the Subsidiaries missed certain scheduled payment to four finance lease creditors, totaling approximately $244,234 in principal and $241,328 in interest as at December 31, 2014. Except for these missed scheduled payments, the Group has been current with all the scheduled payments since the beginning of 2014. Pursuant to the leasing agreement, the finance lease creditors have the right to declare the borrower in default in case of missing scheduled payments via official written notice and demand full payment of the outstanding principal balance at the time of such default declaration. Management initiated negotiations with all the affected finance lease creditors for modification of repayment plans on these missed payments in 2014. The Group remitted in full all missed payments to one of the finance lease creditors in the second quarter of 2015 and thus corrected the default. As of December 31, 2015, Management was still undergoing negotiations with the remaining affected finance lease creditor and could not provide assurance that this finance lease creditor would not decide to refuse granting the requested modification repayment plans to the Group. As a result, we classified this one residual finance lease as current loans and borrowings as of December 31, 2015. During 2016, the Group successfully obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this finance lease as current loans and borrowing as of December 31, 2018, 2017 and 2016.

In addition, during 2016, one of the Subsidiaries missed certain scheduled payment to a finance lease creditor, but has since obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this affected finance lease as current loans and borrowing as of December 31, 2018, 2017 and 2016.

During 2017 and 2018, the Group has been current with all scheduled lease payments and the repayment plans approved by the finance lease creditors. During 2018, one of the subsidiaries has suspended the repayment plan from June 2018, and will restart from January, 2019 with quarterly installments. This arrangement has been agreed by the finance lease creditor, hence not considered in default.

Separately during 2016, two of the revolving lines of credit were revoked and one of the revolving lines of credit expired without a renewal contract (all from the same lender). The balance on these three lines of credit, totaling $573,158, remained outstanding as of December 31, 2018. The Group has initiated a legal dispute in 2016 as the plaintiff with the lender to obtain the forfeiture of these outstanding balances and two other unsecured bank loans from the same lender due to the bank’s breaching of contract and the unlawful accrual of interest on the amount in dispute. The total of the two other unsecured bank loans totaled to $330,407 as of December 31, 2018. The Company and the lender are pursuing active negotiations on the position of these outstanding balances and during the negotiation, the outstanding balances are considered in default. In April, 2019, the lender has offered a settlement agreement to the Company, agreeing to forgive these outstanding balances for a total settlement amount of €80,000 (approx. $90,200 as of April 10, 2019) to be paid by the end of April, 2019. Of this amount, the Company is responsible for €20,000 (approx. $22,430 as of April 10, 2019) with the remaining €60,000 (approx. $67,290 as of April 10, 2019) to be paid by the guarantor of the loan and former owner of GSI (one of our subsidiaries). The Company intends to accept the offer and settle the case. However, there can be no assurance the former owner of GSI will accept and pay the settlement amount before the end of April, 2019.

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

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2018 was made under the supervision and with the participation of our management, including our Interim Chief Executive Officer and Interim Chief Financial Officer. Based on that evaluation, our Interim Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report due to our internal control over financial reporting not being effective, as described further below.

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

Under the supervision and with the participation of our current management, including our Interim Chief Executive Officer and Interim Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as issued in 2013. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was not effective due to material weaknesses in our internal control over financial reporting as of December 31, 2018, and such weaknesses continue to apply to date. Material weaknesses in our internal controls include the lack of segregation of duties, improper checks and balances, lack of an audit committee, and the fact that the Company’s review procedures in connection with financial reporting are limited. Our management further identified other weaknesses in entity level controls, including, but not limited to, control environment, risk assessment processes, information sharing, and monitoring processes. Such weaknesses previously resulted in the Company’s restatement of its 2013 financial statements. During 2015 and continuing through 2018, our current management has been designing and implementing certain processes and procedures to address the material weaknesses identified. The current management intends to implement further material processes and procedures that will provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with IFRS and its related interpretations as funding becomes available to implement additional processes and procedures.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum LLP (“Marcum”), our independent registered public accounting firm for the years ended December 31, 2018 and 2017.

	2018	2017

Audit fees(1)	$132,500	$132,500
Audit related fees(2)	–	–
Tax fees	–	–
Total fees	132,500	$132,500

_____________________

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements.

(2)	“Audited related fees” means the aggregate fees billed for time incurred other than the audit of our consolidated financial statements.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association (1)
1.2	Amendment to Amended and Restated Articles of Association (2)
2.1	Specimen Unit Certificate (1)
2.2	Specimen Ordinary Share Certificate (1)
2.3	Specimen Public Redeemable Warrant Certificate (1)
2.4	Specimen Founder Warrant Certificate (1)
2.5	Specimen Placement Warrant Certificate (1)
2.6	Form of Warrant Agreement (1)
2.7	Form of Unit Purchase Option (1)
4.18	Form of Registration Rights Agreement among the Registrant and the Founders (1)
4.20	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Carolyne Yu (1)
4.22	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Dave Sagar (1)
4.23	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Elizabeth Pulchny (1)
4.25	Stock Option Agreement, dated as of February 25, 2010, between the Registrant and Lance Wei (1)
4.27	Stock Option Agreement, dated as of December 3, 2010, between the Registrant and Dane Chauvel (1)
4.31	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio (2)
4.32	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and CNH Diversified Opportunities Master Account, L.P. (2)
4.33	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Opportunistic Premium Offshore Fund, L.P. (2)
4.34	Put Agreement, dated February 25, 2013, by and among Prime Acquisition Corp. and AQR Diversified Arbitrage Fund (2)
4.63	Promissory Note, dated as of September 30, 2013, issued to Chardan Capital Markets (8)
4.68	Stock Option Agreement, dated as of May 10, 2014, between the Registrant and Andrea Crespi Bel’skij *
4.69	Stock Option Agreement, dated as of May 10, 2014, between the Registrant and Amy Lau*
4.71	Option Agreement, dated as of December 18, 2014, between the Registrant and LuxCo, Nova, Francesco Rotondi (10)
4.72	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Michela Del Molino (12)
4.73	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Monica Sironi (12)
4.74	Stock Option Agreement, dated as of September 11, 2014, between the Registrant and Rosaria Racco (12)
4.105	Stock Option Agreement, dated as of May 10, 2015, between the Registrant and Amy Lau (12)
4.107	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and George Kaufman (12)
4.108	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Michela Del Molino (12)
4.109	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Mattia Nigro (12)
4.110	Stock Option Agreement, dated as of September 1, 2015, between the Registrant and Rosaria Racco (12)

Exhibit No.	Description
4.160	Promissory Note, dated as of December 6, 2016, issued to Diana Liu (13)
4.161	Promissory Note, dated as of December 8, 2016, issued to Diana Liu (13)
4.162	Promissory Note, dated as of December 10, 2016, issued to Diana Liu (13)
4.163	Promissory Note, dated as of December 14, 2016, issued to Diana Liu (13)
4.164	Promissory Note, dated as of December 17, 2016, issued to Diana Liu (13)
4.165	Promissory Note, dated as of January 3, 2017, issued to Diana Liu (13)
4.166	Promissory Note, dated as of January 20, 2017, issued to Diana Liu (13)
4.167	Promissory Note, dated as of February 1, 2017, issued to Diana Liu (13)
4.168	Promissory Note, dated as of February 1, 2017, issued to Diana Liu (13)
4.169	Promissory Note, dated as of February 13, 2017, issued to Diana Liu (13)
4.170	Promissory Note, dated as of February 15, 2017, issued to Diana Liu (13)
4.171	Promissory Note, dated as of February 15, 2017, issued to Diana Liu (13)
4.172	Promissory Note, dated as of March 1, 2017, issued to Diana Liu (13)
4.173	Promissory Note, dated as of March 1, 2017, issued to Diana Liu (13)
4.174	Promissory Note, dated as of March 1, 2017, issued to Diana Liu (13)
4.175	Promissory Note, dated as of March 9, 2017, issued to Diana Liu (13)
4.176	Promissory Note, dated as of March 14, 2017, issued to Diana Liu (13)
4.177	Promissory Note, dated as of March 31, 2017, issued to Diana Liu (13)
4.178	Promissory Note, dated as of April 1, 2017, issued to Diana Liu (13)
4.179	Promissory Note, dated as of April 3, 2017, issued to Diana Liu (13)
4.180	Promissory Note, dated as of April 6, 2017, issued to Diana Liu (13)
4.181	Stock Option Agreement, dated as of April 15, 2016 between the Registrant and Amy Lau (13)
4.182	Stock Option Agreement, dated as of April 15, 2016 between the Registrant and George Kaufman (13)
4.183	Stock Option Agreement, dated as of April 15, 2016 between the Registrant and Diana Liu (13)
4.184	Stock Option Agreement, dated as of April 15, 2016 between the Registrant and William Yu (13)
4.185	Stock Option Agreement, dated as of September 9, 2016 between the Registrant and Alison Sagar (13)
4.190	Promissory Note, dated as of May 2, 2017, issued to Diana Liu (14)
4.191	Promissory Note, dated as of June 1, 2017, issued to Diana Liu (14)
4.192	Promissory Note, dated as of July 3, 2017, issued to Diana Liu (14)
4.193	Promissory Note, dated as of August 1, 2017, issued to Diana Liu (14)
4.194	Promissory Note, dated as of September 1, 2017, issued to Diana Liu (14)
4.195	Promissory Note, dated as of October 2, 2017, issued to Diana Liu (14)
4.196	Promissory Note, dated as of November 1, 2017, issued to Diana Liu (14)
4.197	Promissory Note, dated as of December 1, 2017, issued to Diana Liu (14)
4.198	Promissory Note, dated as of January 9, 2018, issued to Diana Liu (14)
4.199	Promissory Note, dated as of February 1, 2018, issued to Diana Liu (14)
4.200	Promissory Note, dated as of March 1, 2018, issued to Diana Liu (14)
4.201	Promissory Note, dated as of April 1, 2018, issued to Diana Liu (14)
4.250	Promissory Note, dated as of June 30, 2018, issued to Diana Liu
4.251	Promissory Note, dated as of August 1, 2018, issued to Diana Liu
4.252	Promissory Note, dated as of September 1, 2018, issued to Diana Liu
4.253	Promissory Note, dated as of October 1, 2018, issued to Diana Liu
4.254	Promissory Note, dated as of November 1, 2018, issued to Diana Liu
4.255	Promissory Note, dated as of December 3, 2018, issued to Diana Liu
4.256	Promissory Note, dated as of January 2, 2019, issued to Diana Liu
4.257	Promissory Note, dated as of February 1, 2019, issued to Diana Liu
4.258	Promissory Note, dated as of March 1, 2019, issued to Diana Liu

Exhibit No.	Description
8.1	List of Subsidiaries (8)
11.1	Code of Ethics (1)
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter from Marcum Bernstein & Pinchuk LLP, dated March 20, 2014 (9)

(1)	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-171777).

(2)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2013.

(3)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 30, 2012.

(4)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on May 24, 2013.

(5)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on June 27, 2013.

(6)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on July 16, 2013.

(7)	Incorporated by reference to Amendment No. 1 the Schedule TO/A of the registrant, filed on September 6, 2013.

(8)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on October 4, 2013.

(9)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on March 20, 2014.

(10)	Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K of the registrant, filed on December 23, 2014.

(11)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on May 2, 2016.

(12)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on January 15, 2016.

(13)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on April 28, 2017.

(14)	Incorporated by reference to the Annual Report on Form 20-F of the registrant, filed on May 2, 2018.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prime Acquisition Corp.
Date: May 1, 2019
	By:	/s/ William Tsu-Cheng Yu
William Tsu-Cheng Yu
Interim Chief Executive Officer and Chairman
(Principal Executive Officer)

Date: May 1, 2019
	By:	/s/ Amy Lau
Amy Lau
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Prime Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Prime Acquisition Corp. and Subsidiaries (the “Company”) as of December 31, 2018, 2017, and 2016, the related consolidated statements of profit/(loss), comprehensive income/(loss), changes in deficit and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017, and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

New York, NY

May 1, 2019

Prime Acquisition Corp.

Consolidated Statements of Profit/(Loss) and Comprehensive Income/(Loss)
For the years ended December 31,

	Notes	2018	2017	2016*

Continuing operations
Rental income		$2,403,475	$2,561,322	$2,508,586
Other revenues		280,097	376,549	483,152
Total Revenues		2,683,572	2,937,871	2,991,738

Depreciation, bad debt and other provisions	4	(42,848)	(67,528)	(3,229)
Other expenses	5	(1,407,054)	(2,075,996)	(2,245,605)
Total operating expenses		(1,449,902)	(2,143,524)	(2,248,834)
Operating profit		1,233,670	794,347	742,904

Finance income	6	1,761	9,223	19,617
Finance costs	6	(3,218,145)	(3,320,839)	(3,756,134)
Gain on revaluation of derivatives related to convertible promissory notes		3,291,010	292,562	3,085,253
Forgiveness of debt		91,623	273,037	-
Realized loss on sale of real estate investments		(271,908)	-	-
Less: previously recognized unrealized loss on real estate investments		309,221	-	-
Net fair value loss on revaluation of investment property		(101,626)	(806,891)	(519,276)
Profit/(loss) before tax		1,335,606	(2,758,561)	(427,636)

Tax expense, current	7,8	(591,736)	(158,639)	(42,367)
Deferred tax benefit/(expense)	7,8	273,071	(15,867)	130,306
Profit/(loss) from continuing operations		$1,016,941	$(2,933,067)	$(339,697)

Loss from discontinued operations
Loss from discontinued operations	9	-	(754,069)	(225,447)
Profit/(loss) for the year		$1,016,941	$(3,687,136)	$(565,144)

Other comprehensive income/(loss), net of income tax
Foreign currency translation reserve		(180,146)	813,007	(139,370)
Total comprehensive income/(loss)		$836,795	$(2,874,129)	$(704,514)

Earnings/(loss) per share
From continuing and discontinued operations
Weighted average number of ordinary shares outstanding - basic		1,903,723	1,949,061	1,954,651
Basic earnings/(loss) per share		$0.53	$(1.89)	$(0.29)
Weighted average number of ordinary shares outstanding - diluted		1,997,928	1,949,061	1,954,651
Diluted earnings/(loss) per share		$0.51	$(1.89)	$(0.29)

From continuing operations
Weighted average number of ordinary shares outstanding - basic		1,903,723	1,949,061	1,954,651
Basic earnings/(loss) per share		$0.53	$(1.50)	$(0.17)
Weighted average number of ordinary shares outstanding - diluted		1,997,928	1,949,061	1,954,651
Diluted earnings/(loss) per share		$0.51	$(1.50)	$(0.17)

*	Restated for discontinued operations (see note 9 — Discontinued Operations)

The accompanying notes are an integral part of these consolidated financial statements.

Prime Acquisition Corp.
Consolidated Statements of Financial Position
As of December 31,

	Notes	2018	2017	2016

ASSETS

Non-current assets
Property and equipment, net	13	$6,549	$7,614	$11,047
Investment properties	14	29,801,631	33,829,902	35,786,053
Other receivables, less current portion	15	3,176	–	143,137
Total non-currents assets		29,811,356	33,837,516	35,940,237

Current assets
Prepaid expenses		127,592	123,479	66,958
Trade and other receivables, net	15	229,131	407,010	756,940
Cash and cash equivalents	16	107,983	58,143	55,393
Total current assets		464,706	588,632	879,291
TOTAL ASSETS		$30,276,062	$34,426,148	$36,819,528

DEFICIT AND LIABILITIES

Deficit
Ordinary shares, $.001 par value (Authorized 50,000,000 shares; 2,043,351, 2,043,351 and 2,040,451 shares issued; 1,903,723, 1,903,723 and 1,954,651 shares outstanding at December 31, 2018, 2017 and 2016 respectively; with 139,628, 139,628 and 85,800 shares as treasury shares at December 31, 2018, 2017 and 2016)	17	$2,043	$2,043	$2,040
Share premium	17	19,624,487	19,604,277	19,240,641
Less: cost of 139,628, 139,628 and 85,800 treasury shares at December 31, 2018, 2017 and 2016		(423,855)	(423,855)	(343,113)
Retained deficit		(24,877,179)	(25,894,120)	(22,206,984)
Foreign currency translation reserve		(823,508)	(643,362)	(1,456,369)
Total deficit		(6,498,012)	(7,355,017)	(4,763,785)

Liabilities
Non-current liabilities
Loans and borrowings, less current portion	18,19,21	16,441,879	18,146,247	21,110,316
Trade and other payable, less current portion	22	1,940	19,597	80,355
Deferred tax liabilities	8	2,357,245	2,750,314	2,557,571
Corporate tax liabilities, less current portion		1,334,595	1,035,955	674,164
Tenant security deposits		678,010	847,195	731,841
Total non-current liabilities		20,813,669	22,799,308	25,154,247

Current liabilities
Notes payable to stockholders, net of unamortized discount of $971,852, $731,473 and $1,122,997 at December 31, 2018, 2017 and 2016, respectively	20	4,365,456	3,987,479	2,485,566
Due to related party	20	695,143	670,017	1,260,243
Loans and borrowings	18,19,21	2,798,445	4,438,354	4,206,847
Trade and other payables	22	6,100,099	6,389,497	5,914,549
Other liabilities and other deferred income	23	292,835	308,852	301,800
Corporate tax liabilities		1,181,390	1,257,245	1,425,618
Derivative financial liabilities	24	476,572	1,859,700	794,235
Provisions	25	50,465	70,713	40,208
Total current liabilities		15,960,405	18,981,857	16,429,066
Total liabilities		36,774,074	41,781,165	41,583,313

TOTAL DEFICIT AND LIABILITIES		$30,276,062	$34,426,148	$36,819,528

The accompanying notes are an integral part of these consolidated financial statements.

Prime Acquisition Corp.

Consolidated Statements of Changes in Deficit

For the years ended December 31, 2018, 2017 and 2016

	Ordinary Shares		Treasury shares		Share	Retained	Foreign Currency Translation	Total
	Shares	Amount	Shares	Amount	Premium	Deficit	Reserve	Deficit
Balance at January 1, 2016	1,954,651	$2,040	85,800	$(343,113)	$18,289,096	$(21,641,840)	$(1,316,999)	$(5,010,816)
Non-employee stock based compensation	-	-	-	-	370,040	-	-	370,040
Beneficial conversion feature on convertible promissory note	-	-	-	-	581,505	-	-	581,505
Loss for the year	-	-	-	-	-	(565,144)	-	(565,144)
Foreign currency translation reserve	-	-	-	-	-	-	(139,370)	(139,370)
Balance at December 31, 2016	1,954,651	$2,040	85,800	$(343,113)	$19,240,641	$(22,206,984)	$(1,456,369)	$(4,763,785)
Non-employee stock based compensation	-	-	-	-	95,419	-	-	95,419
Stock option exercise	2,900	3	-	-	5,607	-	-	5,610
Beneficial conversion feature on convertible promissory note	-	-	-	-	59,298	-	-	59,298
Non-cash capital contribution by shareholder in connection with forgiveness of debt	-	-	-	-	203,312	-	-	203,312
Sale of subsidiary	(53,828)	-	53,828	(80,742)	-	-	-	(80,742)
Loss for the year	-	-	-	-	-	(3,687,136)	-	(3,687,136)
Foreign currency translation reserve	-	-	-	-	-	-	813,007	813,007
Balance at December 31, 2017	1,903,723	$2,043	139,628	$(423,855)	$19,604,277	$(25,894,120)	$(643,362)	$(7,355,017)
Non-employee stock based compensation	-	-	-	-	20,210	-	-	20,210
Profit for the year	-	-	-	-	-	1,016,941	-	1,016,941
Foreign currency translation reserve	-	-	-	-	-	-	(180,146)	(180,146)
Balance at December 31, 2018	1,903,723	$2,043	139,628	$(423,855)	$19,624,487	$(24,877,179)	$(823,508)	$(6,498,012)

The accompanying notes are an integral part of these consolidated financial statements.

Prime Acquisition Corp.

Consolidated Statements of Cash Flows

For the years ended December 31,

	2018	2017	2016
Cash flows from operating activities
Profit/(loss) for the year	$1,016,941	$(3,687,136)	$(565,144)
Adjustments to profit/loss for non-cash items
Shared-based payments	20,210	95,419	370,040
Derivatives fair value adjustment	(3,291,010)	(292,562)	(3,103,350)
Forgiveness of debts	(91,623)	(273,037)	–
Net fair value loss on revaluation of investment property	101,626	891,649	591,244
Depreciation	3,508	3,764	3,804
Provision for bad debt	39,340	37,622	–
Release of provision relating to litigation	(17,454)	(2,922)	(145,309)
Other provisions	–	26,332	13,816
Loss on sale of subsidiary	–	135,200	–
Gain on sale of real estate investments	(37,313)	–	–
Loss on foreign currency exchange on discontinued operation	–	254,935	–
Revenues normalization	22,910	12,419	45,797
Deferred tax assets/(liabilities)	(263,583)	25,717	(135,359)
Finance costs	3,218,145	3,468,145	3,942,402
	721,697	695,545	1,017,941
Working capital adjustments
(Increase)/decrease in prepaid expenses	(9,184)	(48,025)	88,152
Decrease/(increase) in trade and other receivables	65,528	361,414	(85,023)
Increase/(decrease) in trade and other payables	(311,911)	324,547	(147,677)
Increase/(decrease) in tenant security deposits	(16,115)	51,341	(64,016)
Increase in corporate tax liabilities	805,859	777,035	442,091
Cash provided by operating activities	1,255,874	2,161,857	1,251,468
Corporate taxes paid	(402,324)	(429,063)	(398,147)
Finance costs paid	(835,256)	(1,068,007)	(694,494)
Net cash provided by operating activities	18,294	664,787	158,827

Cash flows from investing activities
Cash given on disposition	–	(18,281)	–
Proceeds from sale of real estate investments	1,087,725	–	–
Acquisition of property and equipment	(2,688)	–	(1,522)
Net cash provided by/(used in) investing activities	1,085,037	(18,281)	(1,522)

Cash flows from financing activities
Advances from related party	25,126	13,086	150,894
Proceeds from stock options exercise	–	5,607	–
Proceeds from notes payable to stockholders	125,000	390,000	670,000
Proceeds from line of credit, net	–	–	–
Repayment on finance leases and loans	(1,008,004)	(1,126,095)	(1,026,181)
Net cash used in financing activities	(857,878)	(717,402)	(205,287)

Effect of exchange rates on cash and cash equivalents	(195,612)	73,646	(31,199)

Net increase/(decrease) in cash and cash equivalents	49,840	2,750	(79,181)

Cash and cash equivalents at beginning of year	58,143	55,393	134,574
Cash and cash equivalents at end of year	$107,983	$58,143	$55,393

The accompanying notes are an integral part of these consolidated financial statements.

Prime Acquisition Corp.

Consolidated Statements of Cash Flows

Years Ended December 31, 2018, 2017 and 2016

(continued)

2018 Non cash transactions

During 2018, the convertible promissory notes issued to one of the directors in 2014 and subsequently renewed in 2015, 2016 and 2017 reached maturity. The Company was not in a position to repay the notes or the accrued interest. As a result, the Company issued new unsecured convertible promissory notes to the director (see note 20 — Related Party Transactions and Balances).

On February 8, 2018, the Group sold approximately 52% (which translates to approx. 2,246 sqm of gross leasable area) of the via Lazio property to an unrelated entity for €1,850,000 (approx. $2,270,000). At the closing settlement, $1,314,875 was withheld in the escrow for the repayment of a bank loan associated with the via Lazio property (see note 18 — Loans and Borrowings), and $121,555 related to tenants’ security deposits for the sold portion of the property that was retained by the Group.

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Corporate Information, Plan of Business Operations and Going Concern

The consolidated financial statements of Prime Acquisition Corp. and its wholly-owned subsidiaries (collectively, the “Group”) for the year ended December 31, 2018 were authorized for issue in accordance with a resolution of the directors on May 1, 2019. Prime Acquisition Corp. (the “Company”) is a Cayman Islands exempted company initially organized as a blank check company for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business in 2010. The registered office is located at No 322, Zhongshan East Road, Shijiazhuang, Hebei Province 05001, China.

The Group is principally engaged in the ownership and management of investment property (see note 14 — Investment Properties). On September 30, 2013, the Company consummated a business combination (the “Business Combination”), through Prime Luxembourg S.a.r.l (a Luxembourg company and wholly-owned subsidiary of the Company, “LuxCo”), by acquiring 100% of Seba S.r.l. (“Seba”), Nova S.r.l. (“Nova”), Delfin S.r.l. (“Delfin”), SIM S.r.l. (“SIM”), Dieci Real Estate S.r.l. (“Dieci”), Ellegi S.r.l. (“Ellegi”), G.S.I. S.r.l. (“GSI”), Magfin S.r.l. (“Magfin”), all are Italian limited liability companies (collectively the “Subsidiaries”) for an aggregate of 1,719,317 ordinary shares. The fair value of the shares is the closing market price of the Company at the acquisition date, at $10.96 per share. The fair value of the consideration given was therefore $18,843,714. As a result of this Business Combination, eleven properties were acquired. All of the properties in the portfolio are commercial real estate assets located in Italy. The existing strategic management function and associated processes were acquired with the property and, as such, the Company’s management considered this transaction the acquisition of a business, rather than an asset acquisition. During 2014 and 2015, the Company ceased control of Seba and SIM, respectively.

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

On November 10, 2017, Francesco Rotondi elected to exercise the Option Agreement connected to the Stock Purchase Agreement to purchase Seba in 2014 (the “Seba Purchase Agreement”). As a result, the Company entered into a Stock Purchase Agreement (the “Nova Purchase Agreement”) with LuxCo, Nova, at the time LuxCo’s wholly owned subsidiary, Francesco Rotondi and Giuseppe Pantaleo (a related party of Mr. Rotondi). Pursuant to the Nova Purchase Agreement, on November 10, 2017, Messrs. Rotondi and Pantaleo acquired all of the outstanding equity interests in Nova in exchange for the return of 53,828 of the Company’s shares (the “Nova Consideration Shares”, the Nova Purchase Agreement event “Nova Sale”). Nova’s sole asset consisted of two floors of Corso Europa 22, an office building in central Milan. As a result, immediately following the closing of the Nova Purchase Agreement, the Company had a total of 1,903,723 ordinary shares outstanding and 139,628 shares as treasury shares. Subsequent to the closing of the Nova Purchase Agreement, the Company’s portfolio was comprised of nine properties (see note 14 — Investment Properties).

On February 8, 2018, the Company closed on the sale of approximately 52% (which translates to approximately 2,246 sqm of gross leasable area) of the via Lazio building owned by the subsidiary, Ellegi, an office property in southwest Milan, for €1.85 million (approximately US$2.27 million as of February 8, 2018). The proceeds of the sale were primarily used to repay the outstanding mortgage on this property. The remaining portion of the building is 100% occupied by tenants subsequent to the sale.

On February 9, 2018, we entered into a contract offering an unrelated entity to purchase via Buozzi property owned by the subsidiary Ellegi for €150,000. This contract was executed and closed on December 20, 2018. As a result, the Company sold the via Buozzi property for the contract price of €150,000 (approx. $171,000 as of December 20, 2018). Subsequent to the sale of a portion of the via Lazio property and via Buozzi property, the Company’s portfolio is comprised of eight properties (see note 14 — Investment Properties).

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. Although the Group has generated an operating profit and positive cash flows from operations for the year ended December 31, 2018, it has substantial working capital deficiencies as of December 31, 2018, 2017 and 2016. This factor raises substantial doubt about the Group’s ability to continue as a going concern.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The real estate portfolio of eight properties as of December 31, 2018 in Italy did not generate sufficient positive cash flows. Management believes that when the market conditions are more favorable, more of these properties may be sold to generate cash. Although real estate transactions in the greater Milan area have improved during 2017, compared to 2016 and 2015, the economic growth has slowed down during 2018. As such, there still have been relatively fewer sales transactions when compared to the pre-financial crisis level and an actual transaction may take longer than viable for the Company’s current needs.

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

The Group continues to seek additional capital and liquidity sources through investment bankers and potential investors. Management is continuously in discussions with several funding sources for a combination of debt and equity financing. However, there can be no assurance the Group will be able to obtain funding from these sources.

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(e)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly-owned subsidiaries as of December 31, 2018, 2017 and 2016.

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

On November 10, 2017, the Company ceased control of Nova through the closing of the Nova Purchase Agreement in exchange for the return of 53,828 of the Company’s shares. Nova’s operating results through November 10, 2017 are reported as discontinued operations on the Group’s consolidated statements of profit/(loss) and comprehensive income/(loss) for the years ended December 31, 2017 and 2016.

On December 31, 2017, the Company ceased operations of Imperatrice through a voluntary liquidation process. Imperatrice’s operating results through December 31, 2017 are reported as continuing operations in the Group’s consolidated statements of profit/(loss) and comprehensive income/(loss) for the years ended December 31, 2017 and 2016.

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

The Group is the lessor in operating leases. Rental income arising from operating leases on investment property and is accounted for on a straight-line basis over the lease terms and is included in the consolidated statements of profit/(loss) and comprehensive income/(loss) due to its operating nature, except for contingent rental income which is recognized when it arises.

Amounts received from tenants to terminate leases or to compensate for dilapidations are recognized in the consolidated statements of profit/(loss) and comprehensive income/(loss) when the right to receive them arises.

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The overall performance is affected by the increase or decrease of the gross Italian national product. Europe experienced a general slowdown in its economy, especially in Italy during 2014 and 2015, with a slight improvement in the economic trend in Italy during 2016 and continued positive trend in 2017. However, this positive trend has slowed down in 2018.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(n)	Operating lease contracts – the Group as lessor

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

(o)	Leases – Group as lessee

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

Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the statements of profit/(loss) and comprehensive income/(loss) as they arise.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(p)	Derivative financial instruments – Initial recognition and subsequent measurement

The Group used interest rate swaps in 2016 to hedge its risks associated with interest rates. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of profit/(loss) and comprehensive income/(loss).

In addition, the Group issued convertible promissory notes to certain directors to provide for temporary liquidity. These convertible promissory notes are classified as convertible notes with an embedded derivative liability in accordance with IAS 32 – Financial Instruments: Recognition and Measurement. The embedded derivative liability is calculated first and the residual value is assigned to the debt host liability component. A host loan is accounted for at amortized cost, with an embedded derivative liability being measured at fair value with changes in value being recognized in the consolidated statements of profit/(loss) and comprehensive income/(loss).

(q)	Share Capital

Ordinary shares are classified as equity.

(r)	New standards and interpretations not yet adopted

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

IFRS 15 Revenue from Contracts with Customers

The IASB have issued a new revenue recognition standard, IFRS 15 in May 2014, which replaces all existing IFRS revenue requirements. The standard applies to all revenue contracts and provides a model for the recognition and measurement of sales of some non-financial assets. Application is required for all annual periods beginning on or after January 1, 2018. There are new specific requirements in respect of variable consideration such that it is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals as a result of subsequent re-estimation. The adoption of IFRS 15 did not have a significant impact on the revenue recognition as management has determined that the Company’s revenue is from leases which are outside the scope of IFRS 15. During 2018, one of the subsidiaries had an immaterial amount of revenue from providing maintenance services to certain tenants. These revenues have been recorded after the full service was performed, in compliance with IFRS 15.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The quantified effect of this to the Group’s consolidated financial statements is expected to be insignificant. Currently, one of the subsidiaries has a lease agreement with a non-cancellable clause (non-cancellable by the property owner) of over 12 months, but is cancellable by the Company with a three-month advance notice. However, the probability of the Company cancelling this lease before the end of the lease term (six years from March 2017) is low due to the lower than market rent of this lease agreement. As a result, the Company will comply with IFRS 16 and recognize the affected lease as an asset and corresponding lease liability starting January 1, 2019. For the finance leases connected to our investment properties (see note 19 — Finance Leases), we are already in compliance with IFRS 16 and hence no impact on the existing finance leases accounting related to these investment properties.

(s)	New standards and interpretations adopted in 2018

IFRS 9 Financial instruments: Classification and Measurement

IFRS 9, as issued in 2010, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual reports beginning on or after January 1, 2013. In November 2013, Chapter 6 of IFRS on hedge accounting was published. At the same time, Chapter 7 containing the effective date and transition provisions was amended to remove the mandatory effective date of IFRS 9. In subsequent phases, the standard further provides for new impairment model and new rules for hedge accounting.

IFRS 9 is applicable for annual periods beginning on or after January 1, 2018 and did not cause a material impact on our financial statements for 2018.

Note 4 — Depreciation, Bad Debt and Other Provisions

Details of depreciation and bad debt provision are as follows:

	2018	2017	2016*
Depreciation of property and equipment	$3,508	$3,574	$3,229
Bad debt and other provisions	39,340	63,954	–
Total depreciation, bad debt and other provisions	$42,848	$67,528	$3,229

There was no provision for bad debt for the year ended December 31, 2016 due to the Group’s proactive cash collection policy during 2016.

*	Restated for discontinued operations (see note 9 — Discontinued Operations)

Note 5 — Other Expenses

Details of other expenses is shown in the table below:

	2018	2017	2016*
Rental costs	$25,418	$24,012	$–
Staff costs	217,884	249,624	252,850
Sundry operating expenses	202,188	623,165	202,932
Taxation on buildings	171,907	175,699	172,120
Administrative and other expenses	105,933	157,315	153,930
Maintenance expenses	243,223	260,287	260,156
Insurance costs	23,330	24,838	120,949
Legal expenses	89,780	84,886	128,166
Professional fees	254,664	329,952	488,327
Bank fees	12,122	15,919	26,407
Licenses, registration & fees	7,483	6,346	7,411
Non-employee stock based compensation	20,210	95,419	370,040
Travel expense	32,912	28,534	62,317
Total other expenses	$1,407,054	$2,075,996	$2,245,605

*	Restated for discontinued operations (see note 9 — Discontinued Operations)

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Finance Income and Costs

The details of finance income and costs on the statements of profit/(loss) and comprehensive income/(loss) are as follows:

Finance income	2018	2017	2016*
Finance income from variation of fair value on interest rate swap agreements	$–	$–	$18,096
Other finance income	1,761	9,223	1,521
Total finance income	$1,761	$9,223	$19,617

Finance costs	2018	2017	2016*
Finance cost on note payable to underwriters and other debt	$2,354,634	$2,429,551	$2,638,729
Interest expense of bank loans, revolving line of credit and finance leases	863,511	891,288	1,117,405
Total finance costs	$3,218,145	$3,320,839	$3,756,134

*	Restated for discontinued operations (see note 9 — Discontinued Operations)

Note 7 — Income Taxes

Income taxes relating to continuing operations for the years ended December 31 are as follows:

	2018	2017	2016*
Current tax
In respect of the current year	$611,501	$166,252	$34,261
In respect of the prior year	(20,985)	(14,227)	6,663
Others fiscal unit **	1,220	6,614	1,443
	591,736	158,639	42,367
Deferred tax (see note 8 — Deferred Taxes)
In respect of the current year	(273,071)	15,867	(130,306)
	(273,071)	15,867	(130,306)
Total income tax expense/(benefit) recognized in the current year relating to continuing operations	$318,665	$174,506	$(87,939)

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The income tax expense for the years ended December 31 can be reconciled to the accounting profit as follows:

	2018	2017	2016*
Profit/(loss) before tax from continuing operations	$1,335,607	$(2,758,561)	$(427,636)
Income tax expense/(benefit) calculated at 27.9%, 27.9% and 31.4% for the year ended December 31, 2018, 2017 and 2016 respectively	$372,634	$(769,639)	$(134,278)
Effect of (income)/expenses that are exempt from taxation	(160,645)	–	9,795
Effect of expenses that are not deductible in determining taxable profit	82,003	235,350	180,042
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	(300,335)	746,964	136,125
Effect of previously unrecognized and unused tax losses and deductible temporary differences now recognized as deferred tax assets	–	(28,760)	(34,200)
Effect of new tax rule in fiscal unit **	1,220	6,614	(48,284)
Effect of prior year taxes	(20,985)	(14,227)	6,663
Effect of future change of fiscal aliquota*** on deferred taxes (previous years)	–	–	(261,115)
Effect of future change of fiscal aliquota on deferred taxes (generated in 2016)	–	–	18,258
Effect of sale of investment properties	428,644	–	–
Others	(83,871)	(1,796)	39,054
Income tax expense/(benefit) recognized in profit or loss relating to continuing operations (current & deferred)	$318,665	$174,506	$(87,939)

*	Restated for discontinued operations (see note 9 — Discontinued Operations)

The tax rate used for the 2018, 2017 and 2016 reconciliations above is the tax rate of 27.9% on taxable profits in Italy, respectively. This tax rate consists of both IRES (an Italian corporate income tax of 24%) and IRAP (an Italian regional production tax of 3.9%).

** During 2016, the Italian fiscal authority issued a new tax rule beginning in the fiscal year ended December 31, 2015 and continuing through 2018 allowing utilization of fiscal unit structure in tax reporting to offset and utilize operating losses amongst subsidiaries with common ownership, resulting in tax benefits to the Group.

***Aliquota is the combined total tax rate of IRES and IRAP (see note 8 — Deferred Taxes).

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Deferred Taxes

The amount of unused tax losses for which no deferred tax assets are recognized in the consolidated statements of financial position as of December 31, 2018, 2017 and 2016 was $83,175, $41,632 and $542,357, respectively, with no expiration date limitation.

Deferred tax is calculated in full on temporary differences using a tax rate of 24% for the years ended December 31, 2018, 2017 and 2016, if the temporary difference is subject only to IRES (an Italian corporate income tax of 24%) rules, or 27.9% or the years ended December 31, 2018, 2017 and 2016, if the temporary difference is subject both to IRES and IRAP (an Italian regional production tax of 3.9%) rules.

The new Italian legislation amended the IRES rates from 27.5% to 24% in 2017 to be used for the income tax calculation of accounting periods ending in the year 2018, 2017 and 2016.

The movement on the deferred tax account is as shown below:

	2018	2017	2016
At January 1	$(2,750,314)	$(2,557,571)	$(2,764,734)

Recognized directly in equity
Sale of Nova (see note 9 — Discontinued Operations)	–	206,679	–
Currency exchange difference	119,998	(383,555)	71,026

Recognized in profit and loss
Deferred tax benefit/(expense)	273,071	(15,867)	136,137
At December 31,	$(2,357,245)	$(2,750,314)	$(2,557,571)

Details of the deferred tax liability and amounts recognized in net loss are as follows:

	2018	2018	2018	2018
	Asset	Liability	(Charged) / Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of intangibles	$439,775	$–	$439,775	$45,592
Writing off of tangibles	–	(52,442)	(52,442)	6,904
Accounting of lease contracts according to IAS 17	–	(2,141,227)	(2,141,227)	244,962
Accounting of investment properties according to fair value	–	(352,034)	(352,034)	(569,346)
Loss on investments (internal restructuring)	–	(251,317)	(251,317)	–
Other temporary differences
Others	–	–	–	(1,183)
Total	$439,775	$(2,797,020)	$(2,357,245)	$(273,071)

	2017	2017	2017	2017
	Asset	Liability	(Charged) / Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of intangibles	$507,880	$–	$507,880	$59,767
Writing off of tangibles	–	(48,009)	(48,009)	11,164
Accounting of lease contracts according to IAS 17	–	(1,997,805)	(1,997,805)	191,956
Accounting of investment properties according to fair value	–	(948,648)	(948,648)	(225,124)
Loss on investments (internal restructuring)	–	(263,732)	(263,732)	–
Other temporary differences
Bad debt provision	–	–	–	2,780
Others	–	–	–	(24,676)
Total	$507,880	$(3,258,194)	$(2,750,314)	$15,867

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2016	2016	2016	2016*
	Assets	Liabilities	(Charged)/ Net	Movement
Adjustment for IFRS purposes (deductible/taxable for local tax rules in future fiscal years)
Writing off of intangibles	$501,880	$–	$501,880	$97,213
Writing off of tangibles	–	(149,164)	(149,164)	8,424
Accounting of lease contracts according to IAS 17	–	(1,574,288)	(1,574,289)	14,091
Accounting of investment properties according to fair value	–	(1,107,110)	(1,107,110)	(272,437)
Mark to market on derivative instruments	–	–	–	53,034
Loss on investments (internal restructuring)	–	(231,484)	(231,484)	(30,470)
Other temporary differences
Bad debt provision	2,596	–	2,596	397
Provision for risk	–	–	–	217
Others	–	–	–	(775)
Total	$504,476	$(3,062,046)	$(2,557,571)	$(130,306)

*	Restated for discontinued operations (see note 9 — Discontinued Operations)

Note 9 — Discontinued Operations

Nova Sale

On November 10, 2017, the Company ceased control of Nova through the closing of the Nova Purchase Agreement in exchange for the return of 53,828 of the Company’s shares. Total consideration received for the sale was $80,742. The net carrying value of Nova on November 10, 2017 was $166,246. In addition, certain inter-company payables from Nova were forgiven prior to the transaction in the amount of $49,696. As a result, the Group recognized a loss of $135,200 on the sale of Nova. Nova’s operating results from January 1, 2017 to November 10, 2017 and for the year ended December 31, 2016 are reported as discontinued operations on the Group’s consolidated statements of profit/(loss) and comprehensive income/(loss) for the years ended December 31, 2017 and 2016.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The results of Nova for the year ended December 31, 2017 and 2016 are presented below:

(in US $)	2017	2016
Rental income	$167,940	$128,261
Other revenues	24,842	2,766
Expenses	(318,211)	(149,000)
Net fair value loss on revaluation of investment property	(84,150)	(71,968)
Operating (loss)/income	(209,579)	(89,941)

Finance costs	(146,249)	(213,108)
Loss before tax from discontinued operations	(355,828)	(303,049)

Tax expenses, current	144	71,772
Deferred tax (expense)/credit	(8,250)	5,830
Net loss from discontinued operations	(363,934)	(225,447)

Loss on sale of subsidiary	(135,200)	–
Loss on foreign currency exchange on discontinued operation	(254,935)	–

Loss from discontinued operations	$(754,069)	$(225,447)

Loss per share:	2017	2016

Basic loss for the year from discontinued operations	$(0.39)	$(0.12)
Diluted loss for the year from discontinued operations	$(0.39)	$(0.12)

Net cash flows for Nova are as follows:

	2017	2016
Operating	$61,784	$(92,130)
Investing	–	162,769
Financing	(46,376)	(69,770)
Net cash inflow/(outflow)	$15,408	$869

The following is a condensed statement of financial position for Nova as of November 10, 2017 (date of disposition):

Investment properties	$5,806,528
Other current assets	68,884

Total assets	$5,875,412

Stockholder’s equity	$166,246
Loans & borrowing	4,853,590
Other liabilities	855,576
Total equity and liabilities	$5,875,412

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A summary of the financial instruments held by category is provided below:

Financial assets

	December 31, 2018	December 31, 2017	December 31, 2016
Cash and cash equivalents	$107,983	$58,143	$55,393
Trade and other receivables	232,307	407,010	900,077
Total financial assets	$340,290	$465,153	$955,470

Financial liabilities

	December 31, 2018		December 31, 2017		December 31, 2016
	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost
Trade and other payables	$–	$6,102,039	$–	$6,409,094	$–	$5,994,904
Loans and borrowings and notes payable	–	23,605,780	–	26,572,080	–	27,802,729
Derivatives financial liabilities	476,572	–	1,859,700	–	794,235	–
Total financial liabilities	$476,572	$29,707,819	$1,859,700	$32,981,174	$794,235	$33,797,633

Financial instruments measured at fair value

	Fair value measurements at December 31, 2018 using
	Level 1	Level 2	Level 3
Financial liabilities
Derivative financial liabilities – convertible promissory notes	$–	$476,572	$–

	Fair value measurements at December 31, 2017 using
	Level 1	Level 2	Level 3
Financial liabilities
Derivative financial liabilities – convertible promissory notes	$–	$1,859,700	$–

	Fair value measurements at December 31, 2016 using
	Level 1	Level 2	Level 3
Financial liabilities
Derivative financial liabilities – convertible promissory notes	$–	$794,235	$–

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Risk related to the general economic trend

The Group performance is affected by the increase or decrease of the gross Italian national product. Europe experienced a general slowdown in its economy, especially in Italy during 2014 and 2015, with a slight improvement in the economic trend in Italy during 2016 and continued positive trend in 2017. The economic growth has, however, slowed down in 2018.

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

The Group’s cash is held with the following institutions:

Description	Rating	December 31, 2018	December 31, 2017	December 31, 2016
UBI Bank	BBB-	$67,406	$–	$–
Cassa Rurale e Artigiana di Binasco Credito Coorperativo	N/A	27,231	19,225	28,016
Banca Cassa di Risparmio di Asti	N/A	5,397	5,755	5,296
ING Luxembourg	A+	4,353	2,050	2,980
First Republic Bank	A-	3,388	7,363	4,467
Banca Intesa Sanpaolo	BBB	181	17,906	1,556
Banca Popolare di Vicenza	CCC	–	5,570	8,942
Bank of China	A	–	–	3,246
Banca Popolare Commercio e Industria	C+	–	–	417
Total cash at banks		$107,956	$57,869	$54,920

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

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

At December 31, 2018	Up to 1 year	Between 1 and 5 years	Over 5 years	Total
Trade and other payables	$6,100,099	$1,940	$–	$6,102,039
Loans and borrowings	2,798,445	4,736,581	11,705,298	19,240,324
Notes payable to stockholders	4,365,456	–	–	4,365,456
Derivative financial liabilities	476,572	–	–	476,572
Total	$13,740,572	$4,738,521	$11,705,298	$30,184,391

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2017	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$6,389,497	$19,597	$–	$6,409,094
Loans and borrowings	4,438,354	3,967,793	14,178,454	22,584,601
Notes payable to stockholders	3,987,479	–	–	3,987,479
Derivative financial liabilities	1,859,700	–	–	1,859,700
Total	$16,675,030	$3,987,390	$14,178,454	$34,840,874

At December 31, 2016	Up to 1 year	Between 1 and 5 years	Over 5 years	Total

Trade and other payables	$5,914,549	$80,355	$–	$5,994,904
Loans and borrowings	4,206,847	5,021,073	16,089,243	25,317,163
Notes payable to stockholders	2,516,981	–	–	2,516,981
Derivative financial liabilities	794,235	–	–	794,235
Total	$13,432,612	$5,101,428	$16,089,243	$34,623,283

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

Future minimum rental receivable under non-cancellable operating leases as of December 31, 2018 is as follows:

2018
Within 1 year	$2,080,192
After 1 year, but not more than 5 years	3,504,960
More than 5 years	74,043
Total	$5,659,195

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Earnings/(loss) per share

Basic and diluted earnings/(loss) per share is computed by dividing profit/(loss) for the year by the weighted-average number of ordinary shares outstanding during the period.

Potentially dilutive securities include:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016

Warrants to purchase common stock	6,733,292	6,733,292	6,733,292
Convertible promissory notes issued to underwriters and other related parties subject to possible conversion	99,243	99,243	99,243
Convertible promissory notes issued to shareholder subject to possible conversion	6,669,201	2,833,344	1,744,603
Options to purchase common stock	473,195	473,944	374,650
Total potential dilutive securities	13,974,931	10,139,823	8,951,788

The exercise price of the Company’s warrants to purchase common stock is $5.00, expiring on March 30, 2020. The warrants may be called for redemption by the Company only if the last sale price of its ordinary shares on the stock exchange equals or exceeds $15.00 per share for any 20 trading days within a 30 trading day period. During 2016, the Company recognized the forfeiture of 507,762 shares underlying warrants pursuant to the founders’ units issued at the Company’s IPO in 2011 (see note 17 — Shareholders’ Equity).

For the year ended December 31, 2018, 2017 and 2016, the warrants, and the convertible promissory notes subject to possible conversion are excluded due to their anti-dilutive effect as the strike prices are either greater than or the same as the stock price. However, for the year ended December 31, 2018, certain options to purchase common stocks vested by one director and one officer with strike price less than the stock price are included in the computation of fully diluted earnings/(loss) per share due to their dilutive effect. For the years ended December 31, 2017 and 2016, options to purchase common stock are excluded from the computation of diluted earnings/(loss) per share as their effect is anti-dilutive.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following reflects the basic and diluted earnings/(loss) per share for the year ended December 31:

Basic earnings/(loss) per share	2018	2017	2016*

From continuing operations	$0.53	$(1.50)	$(0.17)
From discontinued operations	–	(0.39)	(0.12)
Total basic earnings/(loss) per share	$0.53	$(1.89)	$(0.29)

Diluted earnings/(loss) per share	2018	2017	2016*

From continuing operations	$0.51	$(1.50)	$(0.17)
From discontinued operations	–	(0.39)	(0.12)
Total diluted earnings/(loss) per share	$0.51	$(1.89)	$(0.29)

The earnings/(loss) and weighted average number of ordinary shares used in the calculation of basic earnings/(loss) per share for the year ended December 31 are as follows:

Basic earnings/(loss) per share	2018	2017	2016*
Earnings/(loss) from continuing operations used in the calculation of basic earnings/(loss) per share	$1,016,941	$(2,933,067)	$(339,697)
Earnings/(loss) from discontinued operations used in the calculation of basic earnings/(loss) per share from discontinued operations	–	(363,934)	(225,447)
Earnings/(loss) on sale of subsidiary	–	(135,200)	–
Earnings/(loss) on foreign currency exchange on discontinued operations	–	(254,935)	–
Earnings/(loss) used in the calculation of basic earnings/(loss) per share	$1,016,941	$(3,687,136)	$(565,144)
Weighted average number of ordinary shares for basic earnings/(loss) per share	1,903,723	1,949,061	1,954,651

The loss and weighted average number of ordinary shares used in the calculation of diluted earnings/(loss) per share for the year ended December 31 are as follows:

Diluted earnings/(loss) per share	2018	2017	2016*
Earnings/(loss) from continuing operations used in the calculation of diluted earnings/(loss) per share	$1,016,941	$(2,933,067)	$(339,697)
Earnings/(loss) used in the calculation of diluted earnings/(loss) per share	1,016,941	(2,933,067)	(339,697)
Earnings/(loss) from discontinued operations used in the calculation of basic earnings/(loss) per share from discontinued operations	–	(363,934)	(225,447)
Earnings/(loss) on sale of subsidiary	–	(135,200)	–
Earnings/(loss) on foreign currency exchange on discontinued operations	–	(254,935)	–
Earnings/(loss) used in the calculation of diluted earnings/(loss) per share	$1,016,941	$(3,687,136)	$(565,144)
Weighted average number of ordinary shares used in the calculation of basic earnings/(loss) per share	1,903,723	1,949,061	1,954,651
Weighted average number of ordinary shares used in the calculation of diluted earnings/(loss) per share	1,997,928	1,949,061	1,954,651

*	Restated for discontinued operations (see note 9 — Discontinued Operations)

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Property and Equipment

The table below shows the detailed movements which occurred in property and equipment during the years ended December 31, 2018, 2017 and 2016, considering cost and accumulated depreciation separately.

Cost or valuation	Plant and machinery	Industrial and commercial equipment	Office and office-related equipment	Total
Balance at January 1, 2016	$89,866	$898	$16,775	$107,539
Additions	–	–	1,480	1,480
Disposals	–	–	–	–
Revaluations	(120)	(22)	(211)	(353)
Balance at December 31, 2016	$89,746	$876	$18,044	$108,666
Additions	289	–	2,104	2,393
Disposals	(1,207)	–	(2,104)	(3,311)
Revaluations	457	150	831	1,438
Balance at December 31, 2017	$89,285	$1,026	$18,875	$109,186
Additions	–	–	2,688	2,688
Disposals	–	–	–	–
Revaluations	(153)	2	(192)	(343)
Balance at December 31, 2018	$89,132	$1,028	$21,371	$111,531

Accumulated depreciation	Plant and machinery	Industrial and commercial equipment	Office and office-related equipment	Total
Balance at January 1, 2016	$85,648	$108	$8,219	$93,975
Depreciation charge for the year	495	–	3,149	3,644
Balance at December 31, 2016	$86,143	$108	$11,368	$97,619
Depreciation charge for the year	855	–	3,098	3,953
Balance at December 31, 2017	$86,998	$108	$14,466	$101,572
Depreciation charge for the year	661	–	2,749	3,410
Balance at December 31, 2018	$87,659	$108	$17,215	$104,982

Property and equipment, net at December 31, 2016	$3,603	$768	$6,676	$11,047

Property and equipment, net at December 31, 2017	$2,287	$918	$4,409	$7,614

Property and equipment, net at December 31, 2018	$1,473	$920	$4,156	$6,549

Revaluations of the property and equipment arise from increase/(decreases) in the 2018, 2017 and 2016 year-end Euro currency exchange rate as compared to the US Dollar from the prior year.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Investment Properties

Investment properties were valued on December 31, 2018, 2017 and 2016 using the discounted cash flow (DCF) method by an independent qualified professional valuation expert. The methods and assumptions adopted for the real estate appraisals carried out by the expert in determining the fair value of the investment property are in accordance with IAS 40, Investment Property.

The Group currently has no obligations to purchase, construct new investment properties or develop the existing investment properties.

Investment properties valuation at December 31, 2018, 2017 and 2016 are shown in the table below:

Cost or valuation	Investment Properties
Balance at January 1, 2016	$37,407,083
Additions	–
Disposals	–
Revaluation adjustment	(563,477)
Currency exchange rate adjustment	(1,057,553)
Balance at December 31, 2016	$35,786,053
Additions	–
Disposals	(5,893,888)
Revaluation adjustment	(858,371)
Currency exchange rate adjustment	4,796,108
Balance at December 31, 2017	$33,829,902
Additions	–
Disposals	(2,484,462)
Revaluation adjustment	(98,522)
Currency exchange rate adjustment	(1,445,287)
Balance at December 31, 2018	$29,801,631

Details of the investment properties is as follows:

Location, address	2018 Fair Value, Level 3	2017 Fair Value, Level 3	2016 Fair Value, Level 3
Milano, Corso Europa 22	$–	$–	$5,339,312
Buccinasco, Via Lucania 2-4-6	18,077,566	18,982,736	16,492,776
Buccinasco, Via Privata Mulino 24	1,065,408	1,130,068	981,336
Buccinasco, Via Lazio 95	1,558,015	3,907,149	3,703,752
Buccinasco, Via Bruno Buozzi 22	–	180,330	849,436
Buccinasco, Via Emilia 30	170,694	180,330	162,501
Rozzano, Milanofiori, Building A5	2,577,599	2,789,103	2,437,512
Rozzano, Milanofiori, Building N1	3,688,831	3,847,039	3,397,744
Rozzano, Milanofiori, Building Q5	1,082,591	1,154,112	1,018,268
Rozzano, Milanofiori, Building Q7	1,580,927	1,659,035	1,403,416
Total	$29,801,631	$33,829,902	$35,786,053

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2018, 2017 and 2016, all investment properties are in the commercial rental category.

The overall reduction of the portfolio’s fair value from 2017 to 2018 mainly reflects the 4.71% decrease in the 2018 year-end Euro currency exchange rate, compared to the US Dollar from the prior year. The significant decrease in the 2018 fair value of the total commercial rental properties from 2017 is primarily due to the sale of a portion of via Lazio property (approximately 52%) and via Buozzi property (full 100%) during 2018. The Euro currency exchange rate from 2016 to 2017 reflected an increase of 13.93%. The significant decrease in the 2017 fair value of the total commercial rental properties from 2016 was primarily due to (1) the sale of Nova in November 2017 (Nova’s sole asset consisted of the property located at Corso Europa 22, Milan, Italy) and (2) the adjustment to the fair value to the property on Via Buozzi 22 as a result of the Company entering into a contract subsequent to year end offering an unrelated party to purchase the property in February 2018. This contract was executed and closed on December 20, 2018.

The portfolio of properties has low vacancy rates. The properties have an average lease expiration of approximately 4 years. The properties comprising the portfolio are commercial real estate assets.

During 2015, the economic recession in Italy continued to affect the real estate industry causing a general delay in rental payments and sometimes an early termination of outstanding leasing agreements. During 2017 and 2016, the general economy in Italy improved, compared to 2015. However, during 2018, the economic growth has slowed down. There was an increase in number of sales, but the prices have recorded a slight downward correction. However, the real estate scenario is still considered stable, and overall remains positively oriented, even if the expansion trend in prices is expected to remain subdued.

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

In regards to the commercial rental properties in the town of Assago, Buccinasco and Rozzano, the market data of the outskirt area of Milan was used as a basis of comparison. For the commercial rental property at Corso Europa 22 in Milan, it is considered to be in the top range category due to the location of the property and the current rental agreements in place. The Corso Europa 22 property has been sold as part of the subsidiary Nova in November 2017, hence no longer in the Company’s portfolio as of December 31, 2017 and 2018.

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The summary of the unobservable inputs used for the year ended December 31, 2018 are as follows:

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used
Buccinasco, Via Lucania 2-4-6	18,077,566	DCF	ERV	$ 92 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	8.60%
			Cap rate	7.45%

Buccinasco, Via Privata Mulino 24	1,065,408	DCF	ERV	$ 203 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	7.40%
			Cap rate	6.90%

Buccinasco, Via Lazio 95	1,558,015	DCF	ERV	$ 76 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	8.70%
			Cap rate	7.45%

Buccinasco, Via Emilia 30	170,694	DCF	ERV	$ 64 per sq meter, $ 458 per parking space
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	8.80%
			Cap rate	7.45%

Rozzano, Milanofiori, Building A5	2,577,599	DCF	ERV	$ 145 per sq meter – offices, $158 per sq. meter – commercial area, $46 per sq. meter – cellars, $1,031 per parking space
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.90%
			Cap rate	5.60%

Rozzano, Milanofiori, Building N1	3,688,831	DCF	ERV	$ 145 per sq meter
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.90%
			Cap rate	5.60%

Rozzano, Milanofiori, Building Q5	1,082,591	DCF	ERV	$ 145 per sq meter, $ 1,031 per parking space
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.90%
			Cap rate	5.60%

Rozzano, Milanofiori, Building Q7	1,580,927	DCF	ERV	$ 145 per sq meter, $ 1,306 per parking space
			Rental growth p.a.	0.75% to 1.5%
			Discount rate	6.90%
			Cap rate	5.60%

Total	$29,801,631

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The summary of the unobservable inputs used for the year ended December 31, 2017 are as follows:

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used
Buccinasco, Via Lucania 2-4-6	$18,982,736	DCF	ERV	$96 per sq. meter
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	8.50%
			Cap rate	7.5%

Buccinasco, Via Privata Mulino 24	1,130,068	DCF	ERV	$213 per sq. meter
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	7.30%
			Cap rate	6.9%

Buccinasco, Via Lazio 95	3,907,149	DCF	ERV	$82 per sq. meter – warehouse $117 per sq meter – office
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	8.60%
			Cap rate	7.5%

Buccinasco, Via Bruno Buozzi 22	180,330	DCF	ERV	$117 per sq. meter
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	6.80%
			Cap rate	5.6%

Buccinasco, Via Emilia 30	180,330	DCF	ERV	$69 per sq. meter, $481 per parking space
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	8.70%
			Cap rate	7.6%

Rozzano, Milanofiori, Building A5	2,789,103	DCF	ERV	$153 per sq. meter – offices, $166 per sq. meter commercial area $48 per sq. meter – cellars, $1,082 per parking space
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	6.80%
			Cap rate	5.6%

Rozzano, Milanofiori, Building N1	3,847,039	DCF	ERV	$84 - $153 per s. meter
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	6.80%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q5	1,154,112	DCF	ERV	$153 per sq. meter, $1,082 per parking space
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	6.80%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q7	1,659,035	DCF	ERV	$153 per sq. meter, $1,082 per parking space
			Rental growth p.a.	0.83% to 1.50%
			Discount rate	6.80%
			Cap rate	5.6%

Total	$33,829,902

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The summary of the unobservable inputs used for the year ended December 31, 2016 are as follows:

Property	Fair Value	Valuation technique	Key unobservable inputs	Inputs used
Milano, Corso Europa 22	$5,339,312	DCF	ERV	$475 per sq. meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	4.96%
			Cap rate	4.3%

Buccinasco, Via Lucania 2-4-6	16,492,776	DCF	ERV	$88 per sq. meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	8.56%
			Cap rate	7.5%

Buccinasco, Via Privata Mulino 24	981,336	DCF	ERV	$185 per sq. meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	7.36%
			Cap rate	6.9%

Buccinasco, Via Lazio 95	3,703,752	DCF	ERV	$73 - $103 per sq. meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	8.66%
			Cap rate	7.5%

Buccinasco, Via Bruno Buozzi 22	849,436	DCF	ERV	$103 per sq. meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%
Buccinasco, Via Emilia 30	162,501	DCF	ERV	$61 per sq. meter, $422 per parking space
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	8.76%
			Cap rate	7.6%

Rozzano, Milanofiori, Building A5	2,437,512	DCF	ERV	$135 per sq. meter, $950 per parking space
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building N1	3,397,744	DCF	ERV	$74 - $135 per sq. meter
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q5	1,018,268	DCF	ERV	$135 per sq. meter, $950 per parking space
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Rozzano, Milanofiori, Building Q7	1,403,416	DCF	ERV	$135 per sq. meter, $950 per parking space
			Rental growth p.a.	0.975% to 1.5%
			Discount rate	6.86%
			Cap rate	5.6%

Total	$35,786,053

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

Note 15 — Trade and Other Receivables

Trade and other receivables consist of the following at December 31:

	2018	2017	2016
Trade receivables	$53,753	$136,224	$154,642
Other receivables (taxes receivable, unbilled revenue and maintenance charges)	265,264	325,089	652,724
Less: bad debt provision	(89,886)	(54,303)	(50,426)
Total trade and other receivables, net current portion	$229,131	$407,010	$756,940
Other receivables – taxes receivables	$3,176	$–	$143,137
Total trade and other receivables, net non-current portion	$3,176	$–	$143,147

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Details of the Group’s bad debt provision at December 31 are as follows:

	2018	2017	2016
At January 1	$54,303	$50,426	$488,978
Provided during the year	38,138	40,022	–
Receivable written off during the year as uncollectible	–	(30,846)	(35,612)
Unused amount reversed	–	(12,323)	(389,116)
Currency exchange rate and other adjustment	(2,555)	7,024	(13,824)
At December 31	$89,886	$54,303	$50,426

Note 16 — Cash and Cash Equivalents

Cash and cash equivalents at December 31 is comprised of the following:

	2018	2017	2016
Cash at banks	$107,956	$57,869	$54,920
Cash on hand	27	274	473
Total cash and cash equivalent	$107,983	$58,143	$55,393

Note 17 — Shareholders’ Equity

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share.

On November 10, 2017, the Company ceased control of Nova through the closing of the Nova Purchase Agreement in exchange for the return of 53,828 of the Company’s shares. These shares are classified as the Company’s treasury shares for the years ended December 31, 2018 and 2017. Separately in 2017, certain consultants of the Company and employees of the subsidiaries exercised their vested stock options, yielding 2,900 shares.

As of December 31, 2018, 2017 and 2016, there were 1,903,723, 1,903,723 and 1,954,651 ordinary shares outstanding, respectively. As of December 31, 2018, 2017 and 2016, there were 139,628, 139,628 and 85,800 shares as treasury shares, respectively.

Share Premium

In connection with ceasing control of Nova on November 10, 2017, the Group derecognized the assets and liabilities of Nova from the consolidated statements of financial position. The Group further recognized the loss associated with the loss of control attributable to the former controlling interest. Following the ceasing of control, the Group did not retain an investment in Nova. Therefore, no retained interest remeasurement was necessary.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Loans and Borrowings

The book value of loans and borrowings consist of the following:

Loans and borrowings	2018	2017	2016
Non-current
Bank loans	$–	$–	$4,179,528
Finance lease creditor	15,491,030	17,148,421	16,054,972
Other loans	950,849	997,826	875,816
Total non-current	16,441,879	18,146,247	21,110,316
Current
Revolving lines of credit	686,900	812,913	711,675
Bank loans	330,407	1,604,426	1,683,705
Finance lease creditor	891,305	1,131,182	921,634
Other loans	889,833	889,833	889,833
Total current	2,798,445	4,438,354	4,206,847
Total loans and borrowings	$19,240,324	$22,584,601	$25,317,163

Bank loans

Bank loans include both secured and unsecured bank loans. During 2017 and 2016, certain bank loans were secured by the investment properties. In addition to using the investment properties as collateral, during 2017 and 2016, some of the loans were further personally guaranteed by the former owners of the properties. The total fair value of the investment properties used as collateral was $3,907,149 and $9,043,064 as of December 31, 2017 and 2016 respectively.

The tables below show the detail of bank loans by expiry date and rate. All bank loan contracts provide for floating rates.

2018	Floating rate	Total

Expiry within 1 year	$330,407	$330,407
Expiry within 1 and 5 years	–	–
Expiry in more than 5 years	–	–
Total	$330,407	$330,407

2017	Floating rate	Total

Expiry within 1 year	$1,604,426	$1,604,426
Expiry within 1 and 5 years	–	–
Expiry in more than 5 years	–	–
Total	$1,604,426	$1,604,426

2016	Floating rate	Total

Expiry within 1 year (current)	$1,683,705	$1,683,705
Expiry within 1 and 5 years (non-current)	1,438,478	1,438,478
Expiry in more than 5 years (non-current)	2,741,050	2,741,050
Total	$5,863,233	$5,863,233

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016, the effective interest rate varied from EURIBOR+1.125% to EURIBOR+2.554%. This amounted to 0.795% to 2.224% as of December 31, 2017. This bank loan, which was associated with the via Lazio property, was repaid and closed during 2018 (see below). The remaining bank loans as of December 31, 2018 are the subject of legal dispute and currently not accruing interest (see below also).

During 2014, one of the Subsidiaries missed certain scheduled repayments on a bank loan totaling $193,011 in principal and $22,680 in interest. Except for these missed scheduled repayments, the Group has been current on all scheduled repayments since the beginning of 2014. According to the applicable mortgage agreement, missing scheduled payments can cause the bank to request immediate repayment of the residual debt totaling approximately $1,515,720 as of December 31, 2014. Management initiated negotiations with the bank to postpone repayment for 12 months in 2014. Separately during 2014, one of the other Subsidiaries missed certain scheduled finance lease payments to the leasing department of the same bank. During 2017, the bank official denied the Group’s request and requested immediate repayment of the residual debt. As a result, Management has classified such residual debt as current loans and borrowings as of December 31, 2017 and 2016. On November 10, 2017, the Company ceased control of one of the affected subsidiaries and, as a result, transferred all the bank loans back to its prior owner.

The significant decrease of bank loans from December 31, 2017 to December 31, 2018 was due to the repayment of the bank loan on the via Lazio property, which was sold in February, 2018. The remaining bank loans as of December 31, 2018 are the subject of a legal dispute which the Company initiated as the plaintiff with the lender during 2016 to obtain the forfeiture of these outstanding balances due to the bank’s breach of contract and the unlawful accrual of interest on the amounts in dispute. The Company and the lender were pursuing active negotiations on the position of these outstanding balances and during the negotiations, the outstanding balances were considered to be in default (also see Revolving lines of credit below). In April, 2019, the lender has offered a settlement agreement to the Company, agreeing to forgive these outstanding balances (together with the disputed revolving lines of credit mentioned below) for a total settlement amount of €80,000 (approx. $90,200 as of April 10, 2019) to be paid by the end of April, 2019. Of this amount, the Company is responsible for €20,000 (approx. $22,430 as of April 10, 2019) with the remaining €60,000 (approx. $67,290 as of April 10, 2019) to be paid by the guarantor of the loan and former owner of GSI (one of our subsidiaries). As of April 30, 2019, both the Company and the former owner of GSI have paid the total settlement amount and fulfilled the settlement agreement with the lender.

Revolving lines of credit

The Group has outstanding balances at December 31, 2018, 2017 and 2016 as follows:

2018	Floating rate	Fixed rate	Total

Expiry within 1 year	$301,091	$385,809	$686,900
Expiry within 1 and 5 years	–	–	–
Expiry in more than 5 years	–	–	–
Total	$301,091	$385,809	$686,900

2017	Floating rate	Fixed rate	Total

Expiry within 1 year	$408,042	$404,871	$812,913
Expiry within 1 and 5 years	–	–	–
Expiry in more than 5 years	–	–	–
Total	$408,042	$404,871	$812,913

2016	Floating rate	Fixed rate	Total

Expiry within 1 year (current)	$356,309	$355,366	$711,675
Expiry within 1 and 5 years (non-current)	–	–	–
Expiry in more than 5 years (non-current)	–	–	–
Total	$356,309	$355,366	$711,675

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The facilities expiring within 1 year are annual facilities subject to renewal at various dates. As at December 31, 2018, the effective interest rate of the fixed rate line of credit was 8.025%. The floating rate lines of credit are the subject of legal dispute and currently not accruing interest (see below). As at December 31, 2017 and 2016, the effective interest rate varied from 8.025% to 12.97% and 4.86% to 15.50% respectively.

The revolving lines of credit are unsecured, and personally guaranteed by the former owners of the properties. The total revolving lines of credit approved by the bank as of December 31, 2018, 2017 and 2016 were $114,560, $120,220, and $110,796, respectively. The total approved balances of the revolving lines of credit as of December 31, 2018, 2017 and 2016 were $113,742, $118,694 and $107,059, respectively. During 2016, two of the lines of credit were revoked and one of the lines of credit expired without a renewal contract (all from the same lender). The balance on these three revoked lines of credit, totaling $573,158, remained outstanding as of December 31, 2018. During 2016, the Group initiated a legal dispute as the plaintiff with the lender to obtain the forfeiture of these outstanding balances due to the bank’s breach of contract and the unlawful accrual of interest on the amounts in dispute. The Company and the lender were pursuing active negotiations on the position of these outstanding balances and during the negotiation, the outstanding balances were considered in default. In April, 2019, the lender has offered a settlement agreement to the Company, agreeing to forgive these outstanding balances (together with the aforementioned disputed bank loans) for a total settlement amount of €80,000 (approx. $90,200 as of April 10, 2019) to be paid by the end of April, 2019. Of this amount, the Company is responsible for €20,000 (approx. $22,430 as of April 10, 2019) with the remaining €60,000 (approx. $67,290 as of April 10, 2019) to be paid by the guarantor of the loan and former owner of GSI (one of our subsidiaries). As of April 30, 2019, both the Company and the former owner of GSI have paid the total settlement amount and fulfilled the settlement agreement with the lender.

Finance lease creditor

See note 19 — Finance Leases.

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

Note 19 — Finance Leases

The Group leases all of its real estate properties except for the properties located in Via Lazio 95 in Buccinasco.

Such assets are classified as finance leases as the Group has the right to purchase the assets outright at the end of the minimum lease term by paying a nominal amount. The total fair value of the investment properties that carried finance leases was $28,243,616, $29,742,423 and $25,731,052 as of December 31, 2018, 2017 and 2016 respectively.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments due are as follows:

2018	Minimum lease payments	Interest	Present value

Less than one year	$1,673,915	$782,610	$891,305
Later than one year and not later than five years	6,532,708	2,590,505	3,944,203
Later than five years	13,974,542	2,427,715	11,546,827
Total	$22,181,165	$5,800,830	$16,382,335

2017	Minimum lease payments	Interest	Present value

Less than one year	$2,180,616	$1,049,434	$1,131,182
Later than one year and not later than five years	7,236,202	3,231,225	3,967,793
Later than five years	16,296,170	3,115,542	13,180,628
Total	$25,712,988	$7,396,201	$18,279,603

2016	Minimum lease payments	Interest	Present value

Less than one year	$1,920,618	$998,984	$921,634
Later than one year and not later than five years	6,739,259	3,156,663	3,582,596
Later than five years	16,073,358	3,600,982	12,472,376
Total	$24,733,235	$7,756,629	$16,976,606

As at December 31, 2018, 2017 and 2016, the effective interest rate varies from EURIBOR+1.4% to EURIBOR+2.762%. This amounted to 1.09% to 2.452%, 1.07% to 2.432% and 1.08% to 2.442% as of December 31, 2018, 2017 and 2016, respectively.

The present value of the future minimum lease payments are categorized as follows:

	2018	2017	2016

Current liabilities	$891,305	$1,131,182	$921,634
Non-current liabilities	15,491,030	17,148,421	16,054,972
Total	$16,382,335	$18,279,603	$16,976,606

During 2016, the Group successfully obtained the approval from a finance lease creditor of a modification repayment plan. In addition, one of the Subsidiaries missed certain scheduled payments to another finance lease creditor, but has since obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this affected finance lease as current loans and borrowing as of December 31, 2018, 2017 and 2016.

During 2018, the Group has been current with all scheduled lease payments and the repayment plans approved by the finance lease creditors. During 2018, with the approval of the finance lease creditor, one of the subsidiaries suspended its repayment plan beginning in June 2018, and will restart such repayments beginning in January 2019 with quarterly installments.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

On July 1, 2014, all the aforementioned non-interest bearing unsecured promissory notes amounting to $420,000 and $230,000 of reimbursable expenses owed to one director, and an additional cash injection of $30,000 to the Company on June 26, 2014 were converted to an interest bearing unsecured convertible promissory note of $680,000 with an interest rate of 10% per annum, compounding annually. The note matures on the earlier of (i) the date on which the Company liquidates and winds-up its affairs, or (ii) June 30, 2015 (one year from the date of the interest bearing unsecured note). The convertible feature grants the payee the option to convert the principal sum and any unpaid interest for the lower of (1) $2.29 per share, or (2) the price per share of the Company’s next round of financing. Following the conversion of this aforementioned non-interest bearing unsecured promissory note to an interest bearing unsecured convertible promissory note, the Company further entered into various additional interest bearing unsecured convertible promissory notes during 2016, 2017 and 2018 which amounted to $4,090,000 with the same interest rate and similar convertible feature as the previously converted notes. During 2018, 2017 and 2016, the interest bearing unsecured convertible promissory notes from 2017, 2016 and 2015 reached maturity. The Company was not in a position to repay the notes or the accrued interest. As a result, the Company issued new interest bearing unsecured convertible promissory notes (“Roll-over Notes”) to the director for the principal and accrued unpaid interest. These Roll-over Notes have the same interest rate and similar convertible feature as the original convertible notes. The total interest bearing unsecured promissory notes payable to this director amounted to $5,337,308, $4,718,952 and $3,608,100 as of December 31, 2018, 2017 and 2016, respectively. Due to the specific terms of the conversion feature on these promissory notes, these notes are classified as convertible notes with an embedded derivative liability. The host loan is accounted for at amortized cost, with an embedded derivative liability being measured at fair value with changes in value being recorded in profit and loss. The embedded derivative liability is calculated first and the residual value is assigned to the debt host liability component. Amortization expense for the years ended December 31, 2018, 2017 and 2016 amounted to $1,674,013, $1,813,934 and $2,132,808, respectively, with the unamortized portion amounting to $971,852, $731,473 and $1,122,997, respectively. The derivative liability related to these promissory notes as of December 31, 2018, 2017 and 2016 was $476,572, $1,859,700 and $794,235, respectively (see note 24 — Derivative Financial Liabilities). As of the date of this report, the convertible right had not been exercised. The Company has an interest payable to this director in the amount of $1,490,926, $1,005,089 and $581,648 as of December 31, 2018, 2017 and 2016, respectively (see note 30 — Subsequent Events).

From time to time, the Company’s executives incurred expenses on behalf of the Company for various office and travel expenses prior to the Business Combination in September, 2013 and during the major management change occurred in May, 2014. No interest is charged by the executives on any outstanding balance owed by the Company. For the years ended December 31, 2018, 2017 and 2016, total expenses paid by the executives on behalf of the Company totaled $25,126, $32,286 and $136,591, respectively. Total expenses payable to the Company’s executives amount to $56,143, $31,017 and $136,591 as of December 31, 2018, 2017 and 2016, respectively and are included in due to related party in the accompanying consolidated statements of financial position.

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

In April 2016, a director was granted $248,000 as compensation for the year ended December 31, 2015. In addition, in April 2016, the Company granted 100,000 stock options to the same director for the services provided in 2015, pursuant to which 60% vested immediately with the remaining balance vesting over 14 months following the grant date. The fair value of the options granted to this director using the Black-Scholes option-pricing model was $88,400 (see note 26 — Share-Based Payment). Separately, in April 2016, the Company granted compensation of $248,000 to the Interim Chief Executive Officer and 100,000 stock options at an exercise price of $2.94 per share for services provided in 2015. 60% of the stock options granted vested immediately on the grant date with remaining balance vesting over 14 months following the grant date. The fair value of the stock options granted to the Interim Chief Executive Officer using the Black-Scholes option-pricing model was $88,400. Further, in April 2016, the Company granted additional compensation of $93,000 in 2015 to the Interim Chief Financial Officer and 30,000 stock options at an exercise price of $2.94 for services provided in 2015. The stock options granted vest over 18 months from the grant date. The fair value of the stock options granted to the Interim Chief Financial Officer using the Black-Scholes option-pricing model was $26,520. All 2015 compensation amounts were accrued as due to related parties as of December 31, 2018, 2017 and 2016. Further, in March 2017, the Company granted compensation of $50,000 to its Interim Chief Executive Officer as compensation for services rendered during 2016, which has been accrued as due to related parties as of December 31, 2018, 2017 and 2016.

Note 21 — Note Payable to Underwriters

Immediately following the closing of the Business Combination on September 30, 2013, the Company entered into an interest-bearing promissory note with its underwriter, Chardan Capital Markets, LLC (“Chardan”) for the total remaining amount of $889,833 due to the underwriter at the rate of 5% per annum, maturing on December 31, 2013. If the note was not repaid by December 31, 2013, Chardan had the right to convert the note and accrued interest into ordinary shares at a price of $9.10 per share. In connection with the convertible right, $184,584 was allocated to the value of the beneficial conversion feature. As of the date of this report, the convertible right had not been exercised. On December 31, 2013 (the note’s maturity date), the Company was not able to repay the note. As a result of the payment default, an additional default interest rate of 10% per annum is added to the original 5% per annum interest rate starting December 31, 2013. The Company has interest payable to Chardan in the amount of $705,330, $561,585 and $420,448 as of December 31, 2018, 2017 and 2016, respectively. Interest expense on this note amounted to $143,745, $141,137 and $138,788 for the years ended December 31, 2018, 2017 and 2016, respectively. George Kaufman, one of the Group’s directors, is an employee of Chardan.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 22 — Trade and Other Payables

Details of trade and other payables at December 31 are as follows:

	2018	2017	2016
Accrued expenses	$2,692,583	$2,716,238	$2,789,476
Interest payables	1,230,443	1,061,346	796,175
Trade account payables	2,163,104	2,593,584	2,295,501
Other payables – social security payments	13,969	18,329	33,397
Total trade and other payables, current	$6,100,099	$6,389,497	$5,914,549
Other payables – social security payments	$1,940	$3,568	$63,143
Other payables – property taxes payments	–	16,029	17,212
Total trade and other payables, non-current	$1,940	$19,597	$80,355

Book values approximate fair value at December 31, 2018, 2017 and 2016.

Note 23 — Other Liabilities and Other Deferred Income

Details of other liabilities and other deferred income at December 31 are as follows:

	2018	2017	2016
Other deferred income	$290,786	$306,055	$301,800
Other liabilities	2,049	2,797	–
Total other liabilities and other deferred income	$292,835	$308,852	$301,800

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

	2018	2017	2016
Derivatives not designated as hedging instruments
Conversion feature on promissory notes	$476,572	$1,859,700	$794,235
Total derivatives not designated as hedging instruments	$476,572	$1,859,700	$794,235

Interest rate swaps

The Group entered into interest rate swap contracts by using floating-to-fixed interest rate swaps. The interest rate swap contracts were linked to a part of a leasing contract. The interest rate swap contract was closed during 2016. As a result of the termination of the interest rate swap contract the amount owed to the financial institution is $156,032 at December 31, 2018 and is included in loans and borrowings in the accompanying consolidated statements of financial position. The notional value at December 31, 2015 was $1,432,225. The change in fair value during the year ended December 31, 2016 amounted to $18,096.

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The convertible promissory notes issued to a certain director were classified as convertible promissory notes with an embedded derivative liability. The host notes are accounted for at amortized cost, with an embedded derivative liability being measured at fair value with changes in value being recorded in the accompanying consolidated statements of profit/(loss) and comprehensive income/(loss). The notional value as of December 31, 2018 was $476,572. The change in fair value during the year ended December 31, 2018 was $3,291,010.

The summary of the observable inputs used for the year ended December 31, 2018, 2017 and 2016 are as follow:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016

Conversion price	$0.50 - $1.02	$1.30 - $1.80	$1.40 - $3.55
Stock price	$0.50 - $1.02	$1.30 - $1.98	$1.80 - $3.55
Risk-free interest rate	1.78% - 2.72%	0.82% - 1.90%	0.44% - 0.92%
Expected term (in years)	0.02 - 1	0.01 - 1	0.01 - 1
Average stock price volatility	92.29%	80.08%	100.60%

Note 25 — Provisions

As of December 31, provisions are comprised of the following:

	2018	2017	2016
Post-employment benefits	$46,524	$37,363	$35,734
Tax liabilities	3,941	5,338	4,474
Other provisions	–	28,012	–
Total provisions	$50,465	$70,713	$40,208

Post-employment benefits provision relates to two of the Subsidiaries that have employees in Italy. The amount is based on a certain percentage of the salary paid to the employees each pay period. The amount will be paid to the employees when employment ceases pursuant to the local Italian law.

For the years ended December 31, 2016 and 2017, the tax liabilities provision was related to a type of tax imposed by the tax authority in Italy in 2011, applicable to three of the Group’s subsidiaries. This law allows the Group to deduct a portion of the tax paid in 2011 to be partially reversed each year over a certain number of years until the provision is fully extinguished.

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

The following table summarizes the stock option activity for the years ended December 31, 2018, 2017 and 2016:

	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2016	202,500	$2.759	5.00	$413,693
Granted	313,000	–	–	329,871
Exercised	–	–	–	–
Cancelled	(31,250)	–	–	–
Outstanding at December 31, 2016	484,250	$1.132	4.69	$743,564
Granted	–	–	–	–
Exercised	(2,900)	–	–	–
Cancelled	(7,500)	–	–	(2,400)
Outstanding and exercisable at December 31, 2017	473,850	$1.132	3.85	$741,164
Granted	–	–	–	–
Exercised	–	–	–	–
Cancelled	(655)	–	–
Outstanding and exercisable at December 31, 2018	473,195	$1.132	2.85	$741,164

The following table summarizes the unvested stock option activity during the period from January 1, 2016 to December 31, 2018:

Number of shares
Unvested January 1, 2016	134,302
Granted	313,000
Vested	(266,837)
Cancelled	(31,250)
Unvested December 31, 2016	149,215
Granted	–
Vested	(99,249)
Cancelled	(7,500)
Unvested December 31, 2017	42,466
Granted	–
Vested	(28,375)
Cancelled	(655)
Unvested December 31, 2018	13,436

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value assigned to the vested increments of these awards was estimated at the grant date of the stock options using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31, 2016

Stock price	$1.80 - $3.55
Risk-free interest rate	0.94% - 2.10%
Expected term (in years)	5.0
Weighted average expected stock price volatility	34.28%
Expected dividend yield	0%
Weighted average grant-date fair value of options granted	$1.0539

For the years ended December 31, 2018 and 2017, there were no stock options granted. For the year ended December 31, 2016, Management used the following assumptions for the Black-Scholes inputs: On the option valuation date, the current stock price of the Company was used for determining the fair value of the Company’s stock based on the closing price of common stock on the valuation date. The expected dividend rate of 0% is based on Management’s plan of operations. The risk-free interest rate is based on the U.S. Treasury 5-year Treasury Bill on the date of measurement. The Company’s historical stock price was used to determine the expected volatility. The Company expects that no options will be forfeited.

Share-based compensation expense from stock options totaled $20,210, $95,419, and $370,040 for the years ended December 31, 2018, 2017 and 2016, respectively. Share-based compensation expense from stock options to be expensed in future periods is expected to be $6,989 for the year ending December 31, 2019.

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

The following summarizes the material litigation relating to the Group:

i. Auchan S.p.A

On March 14, 2013, the tenant Auchan filed a lawsuit with the Court of Milan against Ellegi and GSI in connection with a lease agreement entered into with Ellegi on July 15, 2010 and a contract entered into with GSI on August 5, 2010 for certain repairs to be performed. Auchan was not satisfied with the repairs performed and claimed that they suffered a loss of potential income from new business opportunities, together with certain damages which totaled to €4.5 million. In the first quarter of 2016, the court issued a judgement to reject all claims made by Auchan. In June, 2016, Auchan remitted €200,000 (which translates to approx. $221,440) to the Group as final settlement of this case, which is recorded as other revenue in the Group’s consolidated statements of profit/(loss) and comprehensive income/(loss) for the year ended December 31, 2016.

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

In addition, on June 26, 2015, the Company filed a cross-claim against BHN LLC and certain individuals connected with BHN LLC for damages and certain costs incurred by the Company. The amount of damages and costs are to be determined at trial. In January, 2017, BHN motioned to dismiss the Company’s claims against it and the Company has filed its defense in response. On August 30, 2017, the judge denied BHN’s move for a summary judgement and the parties undertook discoveries in 2018. On February 19, 2019, the Company reached a settlement agreement with BHN, and also settled with Morgan Joseph for a nominal amount. As part of the settlement agreement with BHN, a total of approximately $573,000 of invoices accrued as trade and other payables for services rendered and reimbursable expenses incurred in 2013 and 2014 was forgiven.

On February 19, 2019, the Company entered into a one-year-consulting-agreement with Greenpoint Energy, LLC (“the Consultant”), a company controlled by the owners of BHN (the former manager of the Company). The engagement fees under this contract amounts to $200,000. The Consultant was engaged by the Company to advise the Company on the refinancing and selling of certain assets and related services. In addition to the engagement fee, a success fee will be determined between the Company and the Consultant should the Company accept and approve the Consultant’s proposed transaction. However, there is no assurance that the Consultant will provide certain transaction proposals nor that the Company will approve these transaction proposals.

iii. Andrea Crespi-Belskij

On July 19, 2016, Andrea Crespi-Belskij, formerly a consultant to the Company, filed a claim with the civil court of Milan against Prime Acquisition and two Italian subsidiaries, Magfin Srl and Ellegi Srl, claiming, among other things, wrongful dismissal and incorrect classification of employment, and seeking various financial compensations for the claims as well as petitioning for a seizure of the Italian subsidiaries. In the August 2, 2016 hearing on the seizure, the presiding judge summarily dismissed the petition. Andrea Crespi-Belskij did not file an appeal of the judgement within 10 days after the judgement. The hearing on wrongful dismissal, which the claimant previously filed a similar claim against the Company and its subsidiaries in June 2016 which was dismissed by the court, began on September 29, 2016 and in a conclusive hearing held on March 9, 2017, the judge dismissed all claims against the Company and awarded €3,000 (which translates to approximately $3,165) to the Company under the Abuse of Law provision. Andrea Crespi-Belskij filed an appeal in late 2017. During 2018, the judge again rejected the request by Andrea Crespi-Belskij and closed the case.

Note 28 — Capital Management

The primary objective of the Group’s capital management is to ensure that it remains within its quantitative banking covenants and maintain a strong credit rating. No changes were made in the objectives, policies or processes during the years ended December 31, 2018, 2017 and 2016.

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

PRIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During 2016, one of the Subsidiaries missed certain scheduled payments to a finance lease creditor (see note 19 — Finance Leases), but has since obtained the approval from this finance lease creditor of a modification repayment plan. As a result, Management has not classified the full portion of this affected finance lease as current loans and borrowing as of December 31, 2018, 2017 and 2016.

	2018	2017	2016
Carrying amount of loans and borrowings	$19,240,324	$22,584,601	$25,317,163
External valuation of completed investment property	29,801,631	33,829,902	35,786,053
Loan to value ratio	65%	67%	71%

Note 29 — Tenant Concentrations

The Group’s major tenants that represented more than 10% of the Group’s annual rental revenue for the years ended December 31, 2018, 2017 and 2016 are as follows:

Tenant	2018	2017	2016*

Microelettrica	58.70%	59.61%	59.53%

*Restated for discontinued operations (see note 9 — Discontinued Operations)

Note 30 — Subsequent Events

As of April 30, 2019, the Company entered into three additional interest bearing unsecured convertible promissory notes with an interest rate of 10% annum, compounding annually (as described in note 20 — Related Party Transactions and Balances) with the same director of the Company, totaling $45,000. These promissory notes include the renewal of three interest bearing unsecured convertible promissory notes from 2018 maturing in 2019 to a future date with an additional of 10% to the original principal amounts (“Rollover”). These Rollovers have added $152,129 to the total principal amount owed to this director.

As a result of the additional interest bearing unsecured convertible promissory notes and the Rollover, the Company owes this director an aggregate of $7,205,584 as of April 30, 2019, including $5,534,437 in principal and $1,671,147 of accrued interest.

In addition, see note 18 — Loans and Borrowings, and note 27 — Contingencies and Commitments.

